Form 20-F
period 2002-12-31
TV AZTECA SA DE CV
filed 2003-06-30
CIK 1023025

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   -----------
                                    FORM 20-F
                                   -----------

[ ] Registration Statement Pursuant to Section 12 (b) or (g) of the Securities Exchange Act of 1934

                                       OR

[X] Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2002

                                       OR

[ ] Transition Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

                         Commission File Number: 1-14464

                     --------------------------------------

                             TV Azteca, S.A. de C.V.
             (Exact name of registrant as specified in its charter)

                                       N/A
                 (Translation of registrant's name into English)

                              UNITED MEXICAN STATES
                 (Jurisdiction of incorporation of organization)

                    ----------------------------------------
                               Periferico Sur 4121
                          Colonia Fuentes del Pedregal
                               14141 Mexico, D.F.
                    (Address of principal executive offices)
                    ----------------------------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                       Name of Each Exchange
Title of Each Class                                    on Which Registered
-------------------                                    --------------------
Series A Shares, without par value, ("A Shares")       New York Stock Exchange*
Series D-A Shares, without par value, ("D-A Shares")   New York Stock Exchange*
Series D-L Shares, without par value, ("D-L Shares")   New York Stock Exchange*
Ordinary Participation Certificates ("CPOs"), each
 representing one A Share,  one D-A Share and
 one D-L Share                                         New York Stock Exchange*
American Depositary Shares (as evidenced by
 American Depositary Receipts), each representing
 sixteen CPOs ("ADS")                                  New York Stock Exchange

----------
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act:
     10 1/8% Series A Guaranteed Senior Notes Due 2004 (the "10 1/8% Notes") 10 1/2% Series B Guaranteed Senior Notes Due 2007 (the "10 1/2% Notes")

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     A Shares: 4,668,790,769; D-A Shares: 2,198,907,871; D-L Shares:
2,198,907,871

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

                               Yes [X]   No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 [ ]   Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                     PART I

Item 1.*   Identity of Directors, Senior Management and Advisers.................................................1
Item 2.*   Offer Statistics and Expected Timetable...............................................................1
Item 3.    Key Information.......................................................................................1
Item 4.    Information on the Company...........................................................................17
Item 5.    Operating and Financial Review and Prospects.........................................................44
Item 6.    Directors, Senior Management and Employees...........................................................60
Item 7.    Major Shareholders and Related Party Transactions....................................................66
Item 8.    Financial Information................................................................................72
Item 9.    The Offer and Listing................................................................................72
Item 10.   Additional Information...............................................................................74
Item 11.   Quantitative and Qualitative Disclosures About Market Risk...........................................91
Item 12.*  Description of Securities other than Equity Securities...............................................92

                                     PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies......................................................92
Item 14.*  Material Modifications to the Rights of Security Holders and Use of Proceeds.........................92
Item 15.   Controls and Procedures..............................................................................92
Item 16A.* Audit Committee Financial Expert.....................................................................93
Item 16B.* Code of Ethics.......................................................................................93

                                    PART III

Item 17.** Financial Statements.................................................................................93
Item 18.   Financial Statements.................................................................................93
Item 19.   Exhibits.............................................................................................93

*       Omitted because the item is inapplicable.

**      The Registrant has responded to Item 18 in lieu of this Item.

      TV Azteca, S.A. de C.V. ("TV Azteca" or the "Company") is a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States ("Mexico"), and its subsidiaries (unless otherwise indicated). References to the following terms will have the meanings set forth below.

"Azteca Holdings"                       Azteca Holdings, S.A. de C.V., a
                                        corporation (sociedad anonima de capital variable) organized under the laws of Mexico

"Azteca International"                  Azteca International Corporation, a
                                        corporation organized under the laws of
                                        the State of Delaware

"Cosmofrecuencias"                      Cosmofrecuencias, S.A. de C.V., a
                                        corporation (sociedad anonima de capital variable) organized under the laws of Mexico, and its subsidiaries

"Dataflux"                              Dataflux, S.A. de C.V., a corporation
                                        (sociedad anonima de capital variable)
                                        organized under the laws of Mexico

"Grupo COTSA"                           Grupo COTSA, S.A. de C.V., a corporation
                                        (sociedad anonima de capital variable)
                                        organized under the laws of Mexico, and
                                        its subsidiaries

"Grupo Elektra"                         Grupo Elektra, S.A. de C.V., a
                                        corporation (sociedad anonima de capital variable) organized under the laws of Mexico, and its subsidiaries

"Operadora Unefon"                      Operadora Unefon, S.A. de C.V., a
                                        corporation (sociedad anonima de capital variable) organized under the laws of Mexico

"Servicios"                             Servicios SPC, S.A. de C.V., a
                                        corporation (sociedad anonima de capital variable) organized under the laws of Mexico

"Todito" Todito.com, S.A. de C.V., a corporation (sociedad anonima de capital variable) organized under the laws of Mexico

"Unefon" Unefon, S.A. de C.V., a corporation (sociedad anonima de capital variable) organized under the laws of Mexico, and its subsidiaries (except as otherwise specified)

      Except as stated to the contrary herein, all references herein to television ratings and audience share relate to data gathered by IBOPE AGB Mexico. IBOPE AGB Mexico is one of the nine Latin American branch offices of the Brazilian Institute of Statistics and Public Opinion (Instituto Brasileiro de Opiniao Publica e Estatistica), which was founded in 1942. Unless otherwise indicated, the survey data provided in this annual report on Form 20-F ("Annual Report") pertains only to surveys of the 27 largest cities in Mexico, which represent approximately 46% of Mexico's population. IBOPE AGB Mexico's 27-City Survey included an estimated 10 million television households as of June 2002, the most recent date of this survey.

      References herein to "audience share" for a period mean the number of television sets tuned in to a particular program as a percentage of the number of television households watching television during that period. References to "commercial audience share" for a period refers to the number of viewers classified by IBOPE AGB Mexico as ABC+, C and D+ (based on total household income) watching one of Mexico's four national television networks (the Azteca 7 and 13 networks operated by the Company and Channels 2 and 5, operated by Televisa, S.A. de C.V. ("Televisa")). References to "rating" for a period refers to the number of television sets tuned in to a particular program as a percentage of the total number of all television households. References to "average weekday, prime-time audience share" mean the average daily audience share, Monday through Friday, during the hours of 7:00 p.m. to 12:00 a.m.

      References to "US$," "$," "dollars," and "U.S. dollars," are to the lawful currency of the United States of America ("U.S."). All references to "Ps." or "pesos" are to the lawful currency of Mexico.

      References to "U.S. GAAP" are to generally accepted accounting principles in the U.S. and references to "Mexican GAAP" are to generally accepted accounting principles in Mexico.

      This Annual Report contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are not based on historical facts, but rather reflect the Company's current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. Readers are cautioned to review carefully all information, including the financial statements and the notes to the financial statements, included or incorporated by reference into this Annual Report.

      In addition to the risk factors described under "Risk Factors," the following important factors could affect future results, causing these results to differ materially from those expressed in the Company's forward-looking statements:

..     the Company's ability to service its debt;

..     the outcome of pending disputes and legal proceedings involving the
      Company and its affiliates;

..     competitive factors affecting the Company and its subsidiaries in Mexico and the U.S.;

..     cancellations of significant advertising contracts of the Company;

..     limitations on the Company's access to sources of financing on competitive terms;

..     commencement of war or armed hostilities directly or indirectly involving or affecting Mexico or the U.S.;

..     terrorist attacks initiated against the U.S. or its allies in the U.S. or elsewhere;

..     significant economic or political developments in Mexico and globally which affect Mexico; and

..     changes in the Mexican regulatory environment.

      These factors and the other risk factors described in this Annual Report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other unknown or unpredictable factors also could harm the Company's future results. The forward-looking statements included in this Annual Report are made only as of the date of this Annual Report and the Company cannot assure you that projected results or events will be achieved. The Company disclaims any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

      The Company maintains its books and records in pesos and prepares its consolidated financial statements in pesos. The Mexican Institute of Public Accountants ("MIPA") has issued Bulletin B-10 "Recognition of the Effects of Inflation on Financial Information" and Bulletin B-12 "Statements of Changes in Financial Position." These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. Pursuant to Mexican GAAP, which differs in some significant respects from U.S. GAAP, financial data for all periods in the financial statements included in this Annual Report (the "Consolidated Financial Statements"), unless otherwise noted, have been restated in constant pesos at December 31, 2002, using the National Consumer Price Index ("NCPI"). The effect of the inflation accounting principles described above has not been reversed in the reconciliation to U.S. GAAP. See Note 17 to the Consolidated Financial Statements.

      This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.10.395 to US$1.00, the average interbank free market exchange rate on December 31, 2002 as reported by the Banco de Mexico ("Mexican Central Bank"). On June 16, 2003, this exchange rate was Ps.10.470 to US$1.00. U.S. dollar amounts for Unefon have been translated from pesos at an exchange rate of Ps.10.4393 to US$1.00, the average rate on December 31, 2002 in the wholesale foreign exchange market for operations payable in 48 hours as reported by the Mexican Central Bank. On June 16, 2003, this exchange rate was Ps.10.470 to US$1.00.

      Market data and other statistical information used throughout this Annual Report as noted are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on the Company's good faith estimates, which are derived from its review of internal surveys, as well as the independent sources listed above. Although the Company believes these sources are reliable, it has not independently verified the information and cannot guarantee its accuracy and completeness.

      The term "billion" as used in this Annual Report means one thousand million.

                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.    KEY INFORMATION

SELECTED FINANCIAL DATA

      The following selected historical consolidated financial data for the years ended December 31, 2000, 2001 and 2002 have been derived from the audited Consolidated Financial Statements which are included herein, which have been audited by PricewaterhouseCoopers, the Company's independent auditors, and prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 17 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of the Company's results of operations, stockholders' equity and certain other selected financial data for the years ended December 31, 2000, 2001 and 2002. The historical consolidated financial information for the years ended December 31, 1998 and 1999 have been derived from the Company's audited financial statements, which are not included in this Annual Report and which have been audited by the Company's independent auditors. These historical results are not necessarily indicative of results to be expected from any future period.

      The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes to those financial statements, which are included herein. The Consolidated Financial Statements were prepared giving effect to Bulletins B-10 and B-12 issued by the MIPA, which provide, respectively, for the recognition of certain effects of inflation by the Company and require that the statement of changes in financial position reflect changes from the restated historical balance sheet to the current balance sheet. Pursuant to Mexican GAAP, the summary consolidated financial information set forth below, and all data in the Consolidated Financial Statements, have been restated in constant pesos as of December 31, 2002. The effect of the inflation accounting principles described above has not been reversed in the reconciliation to U.S. GAAP. See Note 17 to the Consolidated Financial Statements.

(in millions of U.S. dollars or constant pesos of                              YEAR ENDED DECEMBER 31,
December 31, 2002 purchasing power, except share and     --------------------------------------------------------------------
per share data)                                             1998       1999       2000        2001        2002       2002(1)
-----------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Mexican GAAP:
Net revenue............................................  Ps. 6,090  Ps. 4,944  Ps.  5,987  Ps.  6,123  Ps.  6,690  US$  643.6
Programming, production, exhibition and transmission
 costs.................................................      2,054      2,347       2,680       2,470       2,511       241.6
Selling and administrative expenses....................        863        885         940         957         974        93.7
Total costs and expenses...............................      2,917      3,232       3,620       3,427       3,485       335.3
Depreciation and amortization(2).......................        975        641         627         604         385        37.1
Operating profit(3)....................................      2,198      1,071       1,740       2,092       2,819       271.2
Other expenses--net....................................       (379)      (995)       (376)       (244)       (442)      (42.5)
Net comprehensive financing (cost) income(4)...........     (1,405)        39        (665)       (331)     (1,104)     (106.2)
Income before provision for income tax, deferred
 income tax and extraordinary items....................        414        115         699       1,517       1,274       122.6
Provision for income tax and deferred income tax
 (expense) benefit.....................................       (471)      (372)         20         (11)       (290)      (27.9)
Extraordinary items(5).................................        133         66        (336)          0           0         0.0
Net income (loss)......................................         76       (191)        383       1,506         984        94.7
Net (loss) of minority stockholders....................        (27)       (21)         (6)         (2)          0
Net income (loss) of majority stockholders.............        103       (170)        389       1,508         985        94.7
Net income (loss) per share applicable to majority
 stockholders..........................................      0.014     (0.021)      0.043       0.167       0.109           -
Weighted average shares outstanding (in millions)......      7,519      7,932       8,967       9,025       9,057           -
U.S. GAAP:
Net revenue............................................  Ps. 6,290  Ps. 5,212  Ps.  6,358  Ps.  6,523  Ps.  6,872  US$  661.1

(in millions of U.S. dollars or constant pesos of                      AS OF AND FOR THE YEAR ENDED DECEMBER 31,
December 31, 2002 purchasing power, except ratios,       --------------------------------------------------------------------
percentages, exchange rates and coverage data)              1998       1999       2000        2001        2002       2002(1)
-----------------------------------------------------------------------------------------------------------------------------
Operating income (loss)(3).............................  Ps. 1,518  (Ps.  912)  Ps.   481   Ps.   650  Ps.  1,801  US$  173.3
Net (loss) income before minority interest.............       (448)        42           1         463         521        50.1
Minority interest......................................         27         21           6           2           -           -
Net (loss) income......................................       (421)        63           7         465         521        50.1
Basic and diluted (loss) income per share..............     (0.056)     0.003      (0.004)      0.047       0.053           0
Basic weighted average number of common shares
 outstanding (in millions).............................      7,519      7,932       8,967       9,025       9,057           -

BALANCE SHEET DATA:
Mexican GAAP:
Property, machinery and equipment--Net.................  Ps. 3,566  Ps. 3,065  Ps.  2,677  Ps.  2,304  Ps.  2,231  US$  214.7
Television concessions--Net............................      4,228      4,048       3,865       3,743       3,742       360.0
Total assets...........................................     17,086     19,678      20,545      21,495      21,660     2,083.7
Total debt(6)..........................................      7,599      7,059       6,563       6,190       6,158       592.4
Advertising advances(7)................................      3,107      3,704       4,457       4,640       4,446       427.7
Unefon advertising advance.............................          0      2,273       2,313       2,258       2,167       208.5
Todito advertising, programming and services
 advance...............................................          0          0         912         715         504        48.5
Capital stock..........................................      2,429      2,715       2,719       2,737       2,740       263.6
Majority stockholders' equity..........................      4,224      4,916       4,380       5,769       6,584       633.4
Minority stockholders' equity..........................         75         39          13           8           9         0.8
Total stockholders' equity.............................      4,299      4,955       4,393       5,778       6,592       634.2
U.S. GAAP:
Property, machinery and equipment--Net.................  Ps. 3,633  Ps. 3,245  Ps.  2,865  Ps.  2,497  Ps.  2,264  US$  217.8
Total assets...........................................     18,292     18,686      19,063      19,752      19,902     1,914.6
Total debt(6)..........................................      7,599      7,059       6,563       6,190       6,365       612.3
Advertising advances(7)................................      3,107      3,704       4,457       4,640       4,431       426.3
Minority interest......................................         75         39          13           8           9         0.9
Mandatory redeemable securities........................        360        311           0           0           -           -
Stockholders' equity...................................      3,254      5,199       5,622       6,375       6,930       666.7

OTHER FINANCIAL DATA:
Mexican GAAP:
Cash flow (used in) provided by:
   Operating activities................................       (328)     1,134       1,957       1,628         892        85.8
   Investing activities................................       (570)    (2,421)     (1,314)     (1,031)       (696)      (67.0)
   Financing activities................................        334        934        (543)       (215)       (453)      (43.6)
Capital expenditures...................................        644        191         202         177         241        23.2
U.S. GAAP
Net cash provided by (used in):
   Operating activities................................      1,236        573       1,168       1,619       2,011       193.5
   Investing activities................................     (2,056)    (2,858)       (583)     (1,670)     (1,843)     (177.3)
   Financing activities................................         91      2,047        (576)        379        (684)      (65.8)

OTHER DATA:
NCPI (at period end)...................................       76.2       85.6        93.2        97.4       102.9           -
Peso/U.S. Dollar exchange rate (at period end).........  Ps. 8.914  Ps. 9.500  Ps.  9.650  Ps.  9.160  Ps. 10.395           -
Coverage of the Azteca 7 network (at period end)(8)....         94%        94%         95%         95%         95%          -
Coverage of the Azteca 13 network (at period end)(8)...         97%        97%         97%         97%         97%          -

                                               (footnotes on the following page)

----------
(1) The U.S. Dollar amounts represent the peso amounts expressed as of December 31, 2002 purchasing power, translated at an exchange rate of Ps.10.395 per U.S. Dollar, the average interbank free market exchange rate on December 31, 2002 as reported by the Mexican Central Bank.

(2) Effective January 1, 2002, the Company changed the annual depreciation rate applied to its transmission towers from 16% to 5% based on the remaining useful life of these assets. This resulted in a decrease in depreciation expense of Ps.42 million (US$4.0 million) for the year ended December 31, 2002. Also on January 1, 2002, the Company adopted Statement C-8 "Intangible Assets" issued by the MIPA. As a result of the adoption of Statement C-8, the Company determined that its television concessions qualified as indefinite useful life intangible assets. Accordingly, the Company no longer amortizes its television concessions. The effect of this adoption resulted in a decrease in amortization expense of Ps.117 million (US$11.3 million).

(3) The decrease in operating profit in 1999, under Mexican GAAP, resulted from the absence of World Cup Soccer Championship ("World Cup") revenues in 1999 and the decision by the Company not to raise its advertising rates in 1999, which resulted in a decrease in revenues on a constant peso basis. The decrease in operating income in 1999, under U.S. GAAP, was due to the write-offs of exhibition rights, inventory and accounts receivable as well as higher non-cash compensation expense relating to options granted under the Company's stock option plans in 1999.

(4) Changes in net comprehensive financing cost reflect fluctuations in the peso-U.S. dollar exchange rate. Net comprehensive financing costs decrease in years in which the peso appreciates against the U.S. dollar and increase in years in which the peso depreciates against the U.S. dollar since the Company's U.S. dollar denominated monetary liabilities exceed the Company's U.S. dollar denominated monetary assets.

(5) Extraordinary items in 1998 and 1999 include income tax benefits from utilization of tax loss carryforwards. Extraordinary items in 2000 include the effect of the National Broadcasting Company ("NBC") Settlement--net of income tax. Pursuant to a change in Mexican GAAP for the period after December 31, 1999, the Company is not required to report as an extraordinary item income tax benefits from utilization of tax loss carryforwards. Effective January 1, 2000, the Company adopted the guidelines of new Statement D-4, "Accounting Treatment of Income Tax, Asset Tax and Employees' Statutory Profit Sharing" issued by the MIPA. Pursuant to this statement, the amortization of tax loss carryforwards is not considered an extraordinary item, but rather a component of the provision for income tax and deferred income tax (expense) benefit. During the years ended December 31, 2000, 2001 and 2002, the benefit of the amortization of tax loss carryforwards amounted to Ps.197 million, Ps.1,183 million and Ps.1,028 million (US$98.8 million), respectively.

(6) Represents the Company's total liabilities excluding the following items: interest payable, exhibition rights payable, accounts payable and accrued expenses, amounts due to related parties, advertising advances, Unefon advertising advance and Todito advertising, programming and services advance.

(7) Advertising advances are treated as long-term liabilities under Mexican GAAP but are treated as current liabilities under U.S. GAAP.

(8) Percentage of Mexican television households within broadcast range of the Azteca 7 and Azteca 13 networks, based upon data internally prepared by the Company.

      EXCHANGE RATES

      Mexico has had a free market for foreign exchange since 1994. Prior to December 1994, the Mexican Central Bank kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by the Mexican Central Bank and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela. The peso declined during this period, but was relatively stable in 1999, 2000 and 2001. The recent financial crises in Argentina and Venezuela have caused instability in Latin American financial markets and could have a negative impact on the value of the Mexican peso. The Company cannot assure you that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

      The following table sets forth, for the periods indicated, the high, low, average and period-end interbank free market exchange rate. The rates have not been restated in constant currency units.

                                                                                   EXCHANGE RATE
                                                                   -------------------------------------------
                                                                                                        PERIOD
YEAR ENDED DECEMBER 31,                                            HIGH         LOW      AVERAGE(1)      END
-----------------------                                           ------      ------     -----------    ------
1998.........................................................     10.640       8.039       9.241        8.914
1999.........................................................     10.630       9.275       9.560        9.500
2000.........................................................     10.078       9.181       9.445        9.650
2001.........................................................      9.979       8.966       9.321        9.160
2002.........................................................     10.395       9.050       9.757       10.395
2003 (through June 16, 2003).................................     11.220      10.120      10.649       10.470

----------
(1) Represents the average rates for each period indicated, based on the average of the interbank free market exchange rates on the last day of each month during the period, as reported by the Mexican Central Bank.

      The following table sets forth, for the periods indicated, the high and low interbank free market exchange rate. The rates have not been restated in constant currency units.

                                                           EXCHANGE RATE
                                                     -------------------------
MONTH ENDED                                             HIGH         LOW
-----------                                             ----         ---
December 31, 2002...................................   10.395       10.380
January 31, 2003....................................   10.913       10.905
February 28, 2003...................................   11.022       11.017
March 31, 2003......................................   10.760       10.756
April 30, 2003......................................   10.770       10.308
May 31, 2003........................................   10.424       10.113

      DIVIDENDS

      The table below sets forth the nominal amount of preferential dividends per D-A Share and D-L Share paid on April 18, 1998, for the fiscal year ended December 31, 1997; paid on September 30, 1999, for the fiscal year ended December 31, 1998; paid on October 2, 2000, for the fiscal year ended December 31, 1999; paid on October 2, 2001, for the fiscal year ended December 31, 2000; and paid on October 1, 2002, for the fiscal year ended December 31, 2001. Peso amounts have been translated into U.S. dollars at the exchange rate on each of the respective payment dates.

              PESOS PER D-A SHARE  PESOS PER D-L SHARE  U.S. DOLLARS PER D-A SHARE  U.S. DOLLARS PER D-L SHARE
              -------------------  -------------------  --------------------------  --------------------------
1998                 0.03300             0.03300                0.003890                     0.003890
1999                 0.00819             0.00819                0.000876                     0.000876
2000                 0.00819             0.00819                0.000851                     0.000851
2001                 0.00819             0.00819                0.000894                     0.000894
2002                 0.00819             0.00819                0.000788                     0.000788

      The declaration, amount and payment of dividends are determined by majority vote of the holders of the A Shares and generally, but not necessarily, on the recommendation of the Board of Directors. Dividends are declared in the second quarter of each fiscal year based on the audited financial statements of the Company for the preceding fiscal year. The amount of any such dividend would depend on, among other things, the Company's operating results, financial condition and capital requirements, and on general business conditions.

      Under the Company's by-laws and the Ley General de Sociedades Mercantiles ("Mexican Companies Law"), the gross profits of the Company are applied as described below.

      At the annual ordinary general meeting of the shareholders of the Company, the Board of Directors submits the financial statements of the Company for the previous fiscal year, together with the report thereon by the Board, to the holders of A Shares for approval. The holders of A Shares, once the financial statements have been approved, determine the allocation of the Company's net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of the Company's historical capital stock (before the effect of restatement). See Note 11 to the Consolidated Financial Statements. Thereafter, the holders of A Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of the Company's shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders provided that the holders of A Shares resolve favorably for the distribution of dividends. Holders of L Shares and A Shares (directly or through CPOs) shall have equal rights, on a per share basis, to dividends. Holders of D-A Shares and D-L Shares (directly or through CPOs) are entitled to receive an annual, cumulative preferential dividend of approximately nominal Ps.0.00819 per D-A Share or D-L Share (representing 5% of the theoretical value of the capital attributable to those shares as set forth in the Company's by-laws) before any dividends are payable in respect of the A Shares or L Shares. Following payment in full of this small preferential dividend, dividends may be paid with respect to A Shares and L Shares, the holders of which will share equally with the D-A Shares and D-L Shares, on a per share basis, in such dividends. After the tenth anniversary of the creation of the Mexican trust for the CPOs (the "CPO Trust"), and after the conversion of the D-A Shares into A Shares and the D-L Shares into L Shares, all shares of the Company will have equal rights, on a per share basis, to dividends, and will share equally, on a per share basis, in such dividends. The CPO Trust Agreement was entered into in August 1997.

      Under the terms of certain financings, the Company is subject to covenants that restrict the payment of dividends. See "--Risk Factors."

RISK FACTORS

      Provided below are certain risks associated with the Company and an investment in the Company's securities. The risks and uncertainties described below are not the only ones the Company faces and represent some of the risks that the Company's management believes are material to an investment in the Company. Some of the risks of investing in the Company's securities are general risks associated with doing business in Mexico. Other risks are specific to the Company's business. The discussion below of general risks associated with doing business in Mexico contains information about the Mexican government and the Mexican economy obtained from official publications of the Mexican government. The Company has not independently verified this information. Any of the following risks, if they actually occur, could materially and adversely affect the Company's business, financial condition or results of operations. If this were to occur, the trading price of the Company's securities could decline and you could lose all or part of your investment.

   RISKS RELATED TO THE OPERATIONS OF THE COMPANY

   The Company is highly leveraged and its substantial leverage and debt service obligations could adversely affect its business.

      The Company is a highly leveraged company, which means that it has a large amount of debt relative to its equity. The Company has US$125.0 million outstanding principal amount of 10 1/8% Notes and US$300.0 million outstanding principal amount of 10 1/2% Notes (the 10 1/8% Notes and the 10 1/2% Notes, together, the "TV Azteca Notes") and, as of

December 31, 2002, the Company had US$167.4 million of indebtedness in addition to the TV Azteca Notes. Moreover, the indenture governing the TV Azteca Notes (the "TV Azteca Indenture") permits the Company, based on its financial results, to incur substantial additional indebtedness in the future. The Company will require substantial cash flow to meet its repayment obligations on the TV Azteca Notes and any future additional indebtedness it may incur. The Company may not be able to generate enough cash to pay the principal, interest and other amounts due under its indebtedness, and there is no assurance that market conditions will permit the Company to refinance its existing indebtedness at maturity. The Company's substantial leverage could have negative consequences, including:

..     requiring the dedication of a substantial portion of its cash flow from operations to service indebtedness, thereby reducing the amount of cash flow available for other purposes, including capital expenditures, marketing efforts, future growth plans and distributions payable to its shareholders;

..     limiting its ability to obtain additional financing or to refinance its existing indebtedness;

..     placing it at a possible competitive disadvantage relative to less leveraged competitors and competitors with greater access to capital resources;

..     increasing its vulnerability to downturns in its business or the Mexican economy generally; and

..     limiting its ability to implement its recently announced distribution policy.

   The Company's operations are subject to covenant restrictions that may adversely affect its ability to conduct its business.

      The TV Azteca Indenture imposes significant operating and financial restrictions on the Company. Such restrictions will affect, and in many respects will limit or prohibit, among other things, the Company's ability to create liens and to use the proceeds from certain asset sales. The restrictive covenants contained in the TV Azteca Indenture may make the Company more vulnerable to economic downturns, limit the ability of the Company and reduce the flexibility of the Company in responding to changing business or economic conditions or to substantial declines in operating results.

   The Company's newly announced distribution policy will significantly decrease the balance of the restricted payments basket available pursuant to the TV Azteca Indenture.

      On February 6, 2003, the Company announced that its board of directors had approved a six-year debt reduction plan pursuant to which the Company intends to use the free cash generated from its operations to reduce its outstanding indebtedness, which was US$592.4 million as of December 31, 2002. The Company also announced the board of directors' intention to make scheduled distributions to shareholders of approximately US$500.0 million to its shareholders over the next six years. On April 30, 2003, the Company's shareholders approved distributions to shareholders for an aggregate amount of US$140.0 million to be paid during 2003.

      The TV Azteca Indenture, subject to certain conditions and exceptions, restricts the Company's ability to make dividends and other distributions in cash to its shareholders. The Company's ability to make future distributions will be limited at any time to the then current balance of the restricted payment basket. Generally, the capacity of the restricted payments basket is increased by positive adjusted EBITDA of the Company, as defined in the TV Azteca Indenture, net cash proceeds received by the Company from the sale of its capital stock and the reduction in investments received by the Company in cash. In turn, the capacity of the restricted payments basket is decreased when the Company makes restricted payments, such as dividends and other distributions, investments other than permitted investments and interest payments on its indebtedness.

      As of June 15, 2003, the balance under the Company's restricted payments basket was approximately US$382.0 million. However, the balance under the Company's restricted payments basket will be reduced to US$257.0 million after giving effect to the payment of the US$125.0 million shareholder distribution on June 30, 2003. The Company cannot assure you that in the future the balance of the Company's restricted payments basket will be sufficient to permit it to make significant scheduled shareholder distributions, if any at all.

   The Company has a controlling shareholder and the Company engages in transactions with related parties, including its controlling shareholder.

      Approximately 60.0% of the Company's capital stock is owned directly or indirectly by the family of Ricardo B. Salinas Pliego, who serves as the Company's Chairman of the Board. Consequently, Mr. Salinas Pliego has the power to elect a majority of the Company's directors and to determine the outcome of substantially all actions requiring shareholder approval.

      Historically, the Company and its subsidiaries have engaged in a variety of transactions with certain affiliates, including entities owned or controlled by the family of Mr. Salinas Pliego, including Unefon, Todito and Grupo Elektra. While there are restrictions set forth in the TV Azteca Indenture limiting some types of transactions with affiliates, the Company may engage in certain permitted affiliated transactions in the future. The Company cannot assure you that future agreements with the Company's affiliates will be entered into on an arm's length basis.

   Television broadcasting in Mexico is highly competitive.

      Television broadcasting in Mexico is highly competitive and the popularity of television shows, an important factor in advertising sales, is readily susceptible to change. The Company faces competition from other sources of television programming. Televisa, the Company's principal competitor, generated a substantial majority of the Mexican television advertising sales in each of the last four years. See "Item 4. Information on the Company--Competition." Televisa, which faced little competition in over-the-air television market prior to the Company's acquisition of Channels 7 and 13 from the Mexican government in 1993, has substantially more experience in the television industry and substantially greater resources than the Company does. Televisa is one of the leading producers of Spanish-language television programming in the world and has over 20 years of experience producing telenovelas. Televisa also has significant interests in other media, including radio, publishing, music recording and the Internet, which enables Televisa to offer its customers attractive rates for packages combining advertising in various media.

      The Company cannot assure you that it will be able to maintain or improve its share of the Mexican television advertising or viewing market in the future, nor can the Company assure you that its costs of obtaining programming and hiring production and creative staff, or the prices at which the Company sells advertising time, will not be adversely affected by competition. In addition to competing with conventional, over-the-air television stations, including certain government-run stations as well as those owned by or affiliated with Televisa, the Company also competes for Mexican television viewers with pay television providers. Cable television, multi-channel multipoint distribution systems ("MMDS") and direct-to-home ("DTH") satellite services represent a potential source of competition for the Company's advertising sales, audiences and program rights. According to IBOPE AGB Mexico, the penetration of pay television as of July 31, 2002 was approximately 14.5% of all television households.

      In November 1996, the U.S. and Mexico signed an agreement regarding cross-border satellite television transmissions. Under the agreement, the Mexican government allows U.S. satellite transmission companies to provide DTH satellite services to Mexican households. The Company cannot assure you that pay television services will not secure a more significant share of the Mexican television audience and television advertising market in the future.

      In addition, the Company also competes for advertising revenues with other forms of advertising media, such as radio, billboards, newspapers, magazines and the Internet.

   The seasonal nature of the Company's business affects the Company's revenue and low fourth quarter revenues could impact the Company's results of operations.

      The Company's business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry. The Company's revenue from advertising sales, which is recognized when the advertising is aired, is generally highest in the fourth quarter because of the high level of advertising during the holiday season. See "Item 5. Operating and Financial Review and Prospects--Seasonality of Sales." Accordingly, the Company's results of operations depend disproportionately on revenue recognized in the fourth quarter and a low level of fourth quarter advertising revenue could harm the Company's results of operations for the year.

   The Company's revenue and profitability are affected by major broadcast events.

      In the past, the Company has generated substantial advertising revenue from broadcasting infrequently recurring major broadcast events. See "Item 5. Operating and Financial Review and Prospects--Cyclicality Due to Major Broadcast Events." The Company's broadcast of the 2000 Summer Olympics, the Eurocup Soccer Championship, the Gold Cup Soccer Championship and the 2002 World Cup as well as the 2000 Mexican presidential campaign and election significantly increased net revenue during the periods in which they were shown. The absence or cancellation of major broadcast events in some years may harm the Company's financial condition and results of operations, as in 1999 and 2001, when there were no Summer Olympic or Soccer Championship games. Similarly, the Company's results of operations may be harmed in years in which a major broadcast event that is expected to draw a large viewing audience in Mexico is held but the Company is unable to obtain the broadcast rights to the event.

   If the Company loses one or more of its key advertisers, it could lose a significant amount of its revenues.

      In 2002, the Company's five largest advertisers, Colgate Palmolive, S.A. de C.V., Pond's de Mexico, S.A. de C.V., Cerveceria Modelo, S.A. de C.V., Grupo Carso, S.A. de C.V. and Producciones Infovision, S.A. de C.V., and their affiliates, together accounted for 14% of the Company's advertising revenue. The termination of the Company's relationship with any one of its principal advertisers could harm its operating results.

   The Company's costs of producing and acquiring programming may increase.

      The Company's most significant variable operating costs relate to its internally produced programming and its purchased programming. See "Item 4. Information on the Company--Programming--Programming Produced by the Company." The cost of internally produced programming varies considerably depending on the type of programming, and is generally more expensive than purchased programming. Moreover, the production of telenovelas is more expensive relative to the production of other types of programming.

      If the Company fails to manage effectively the costs of its internally produced programming or of acquiring exhibition rights for purchased programming, it is possible that its programming costs will increase at a rate higher than advertising revenue. If programming costs increase substantially, the Company's results of operations may be negatively affected.

   From time to time, litigation matters involving the Company have resulted, and may in the future result, in the expenditure of significant financial resources and management attention to the resolution of such controversies.

      The Company is currently involved in certain disputes and legal proceedings. See "Item 10. Additional Information--Legal Proceedings--TV Azteca." As the Company vigorously defends itself in these disputes, it incurs significant legal expenses. In addition, these matters may from time to time divert the attention of the Company's management and staff from their customary responsibilities. Moreover, an adverse resolution of an existing legal proceeding involving the Company could have a material adverse effect on the Company's operating results and financial condition.

   If the Company fails to retain members of its senior management, it may be difficult for it to find equally skilled replacements, and its failure to do so would adversely affect its ability to conduct its business.

      The Company's success depends in large part upon the abilities and continued service of its senior management, none of whom have executed employment agreements with the Company. The Company's senior management is particularly important to its business because of their experience and knowledge of the media industry both in Mexico and internationally. The loss or unavailability to the Company of any of its key management personnel could have significant negative effects. To the extent that the services of its senior management would be unavailable to it for any reason, the Company would be required to hire other personnel to manage and operate its company. There may be a limited number of persons with the requisite skills to serve in these positions, particularly in the markets where the Company operates its business. The Company cannot assure you that it would be able to locate or employ such qualified personnel on acceptable terms.

   The Company may experience liquidity difficulties.

      The Company may experience liquidity difficulties as a result of a devaluation of the peso or other future economic crises. In addition, any significant decline in the Company's advertising revenue or significant increase in the Company's operating costs could cause the Company to experience further liquidity difficulties. The same would be true of any significant increase in the peso cost of debt service on the Company's U.S. dollar-denominated indebtedness.

   The Company's business is regulated by the Mexican government and its business would be harmed if its broadcast concessions were not renewed or were taken away.

      To broadcast commercial television in Mexico, a broadcaster must have a license from the Secretaria de Comunicaciones y Transportes ("SCT"). The SCT grants concessions comprised of one or more broadcast licenses. These concessions may be revoked in very limited circumstances. See "Item 4. Information on the Company--Regulation--TV Azteca--Concessions." The Company does not expect any of its concessions to be revoked. The Company's concessions must be renewed upon expiration and the expiration dates for its broadcast concessions range from April 2006 to July 2009. However, if the SCT fails to renew one or more of the Company's concessions, the Company will not be able to operate. The Company believes, in part based on the government's renewal in 1999 of its concession for broadcast in Chihuahua, that the government generally will renew its television concessions upon expiration so long as the Company has operated them in substantial compliance with the terms and conditions of the concessions and with applicable law. See "Item 4. Information on the Company--Regulation--TV Azteca--Concessions." However, the Company cannot assure you that this will happen in the future or that current Mexican law will not change. If the Company is unable to renew its concessions prior to expiration, its business would be significantly harmed.

      Some holders of ADSs have no voting rights.

      Holders of ADSs who are not Eligible Mexican Holders (and all other holders of CPOs who are not Eligible Mexican Holders) do not have voting rights with respect to the underlying A Shares or D-A Shares. "Eligible Mexican Holders" are Mexican individuals and Mexican corporations whose charters contain a prohibition on ownership by non-Mexicans of the corporation's capital stock. Voting rights with respect to the A Shares and the D-A Shares held in the CPO Trust on behalf of holders of CPOs who are not Eligible Mexican Holders will be voted in the same manner as the respective majority of the A Shares and the D-A Shares held by Eligible Mexican Holders and voted at the relevant meeting.

      All holders of ADSs and CPOs, whether or not they are Eligible Mexican Holders, are entitled to vote the D-L Shares and (after conversion of the D-L Shares) the L Shares. See "Item 10. Additional Information--Limitations Affecting Security Holders." Under the Company's by-laws and Mexican law, holders of the D-A Shares and the D-L Shares are entitled to vote only in limited circumstances. Each holder of ten percent of the Company's limited-vote capital stock (D-A Shares and D-L Shares, and after conversion, the L Shares) is entitled to elect one of the Company's directors. See "Item 6. Directors, Senior Management and Employees--Directors." Holders of D-A Shares are entitled to vote on the following matters:

..     transformation of the Company from one type of company to another;

..     any merger of the Company (including a merger in which the Company is the surviving entity);

..     extension of the Company's existence beyond June 2092;

..     dissolution of the Company before June 2092;

..     a change of the Company's corporate purposes; and

..     a change of the Company's nationality.

      Holders of L Shares (into which the D-L Shares will be convertible after, August 12, 2007, the tenth anniversary of their original issuance), in the aggregate amount of ten percent of the Company's limited-vote capital stock, will be entitled (whether the L Shares are held directly or through CPOs or ADSs and whether or not the holders are Eligible Mexican Holders) to elect one of the Company's directors. Holders of L Shares also will be entitled (whether or not they are Eligible Mexican Holders) to vote on the following matters:

..     transformation of the Company from one type of company to another;

..     any merger in which the Company is not the surviving entity; and

..     removal of the L Shares or securities representing them from listing on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange") or any foreign stock exchange and cancellation of the registration of such shares with the Registro Nacional de Valores ("RNV"), the Mexican National Securities Registry.

      The payment and amount of dividends are subject to covenant restrictions and to the determination of the Company's controlling shareholder.

      The payment and amount of dividends are subject to the recommendation of the Company's Board of Directors and approval by the holders of the A Shares. Ricardo B. Salinas Pliego owns directly or indirectly through Azteca Holdings a majority of the A Shares. As long as he continues to own a majority of these shares, he will have, as a result, the ability to determine whether or not dividends are to be paid and the amount of any dividends. In addition, the TV Azteca Indenture contains covenants that restrict, among other things, the Company's payment of dividends.

      The significant share ownership of the controlling shareholder may have an adverse effect on the future market price of the CPOs.

      Ricardo B. Salinas Pliego controls approximately 60.0% of the Company's capital stock. Actions by Mr. Salinas Pliego with respect to the disposition of the CPOs he beneficially owns, or the perception that such actions might occur, may adversely affect the trading price of the CPOs on the Mexican Stock Exchange and the market price of the ADSs. In addition, the repayment of debt of Azteca Holdings that is secured by CPOs may involve the sale of pledged CPOs. See "Item
7. Major Shareholders and Related Party Transactions."

      Holders of ADSs may experience dilution as a result of the exercise of stock options with exercise prices substantially below the market price of the ADSs.

      At May 31, 2003, the Company had outstanding stock options with respect to approximately 62.87 million CPOs at exercise prices ranging from approximately US$0.13 to US$0.50 per CPO. Currently there are no new CPOs reserved for issuance pursuant to stock options. In addition to the options currently outstanding, the Company has in the past issued options at substantially below the then-prevailing market price of the Company's CPOs, and the Company may do so in the future. See "Item 6. Directors, Senior Management and Employees--Option Plans."

      There are risks associated with the Mexican Stock Exchange.

      The Mexican securities market is not as large or as active as the securities markets in the United States and certain other developed market economies. As a result, the Mexican securities market has been less liquid and more volatile than other markets. To control excess price volatility, the Mexican Stock Exchange operates a system that suspends dealing in shares of a particular issuer when changes in the price of such shares (expressed as a percentage of that day's opening price) exceed certain levels. This system is not expected to apply to the CPOs so long as the ADSs are listed on the New York Stock Exchange or another foreign market.

      Preemptive rights may be unavailable to ADS holders.

      Under Mexican law, whenever the Company issues new shares for cash, the Company generally must grant preemptive rights to the Company's shareholders, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. The Company may not be able to offer shares to U.S. holders of ADSs pursuant to preemptive rights granted to the Company's shareholders in connection with any future issuance of shares unless:

..     a registration statement under the Securities Act of 1933, as amended (the
      "Securities Act"), is effective with respect to such rights and shares; or

..     an exemption from the registration requirements of the Securities Act is available.

      The Company intends to evaluate at the time of any rights offering the costs and potential liabilities associated with a registration statement to enable U.S. holders of ADSs to exercise their preemptive rights, the indirect benefits of enabling U.S. holders of ADSs to exercise preemptive rights and any other factors that the Company considers appropriate at the time. The Company will then decide whether to file such a registration statement.

      The Company cannot assure you that a registration statement would be filed. In addition, although the depositary for the ADSs is permitted, if at the time it is both lawful and feasible, to sell preemptive rights and distribute the proceeds of the sale to holders of ADSs who are entitled to the proceeds, sales of preemptive rights are not lawful in Mexico at this time. As a result, U.S. holders of ADSs may not be able to exercise their preemptive rights in connection with future issuances of the Company's shares. In this event, the interest of holders of ADSs in the total equity of the Company would decrease in proportion to the size of the issuance. Depending on the price at which shares are offered, such an issuance could result in dilution to holders of ADSs.

      RISKS RELATED TO THE AZTECA HOLDINGS NOTES AND THE TV AZTECA NOTES

   Azteca Holdings may not have sufficient funds to make the principal, interest and amortization payments on the Azteca Holdings Notes.

      Azteca Holdings, the Company's majority shareholder, will need to obtain sufficient funds to make the following payments: (i) the interest, amortization and principal payments on the Azteca Holdings 10 3/4% Senior Secured Amortizing Notes due 2008 (the "Azteca Holdings 10 3/4% Notes"); (ii) the interest and principal payments on the Azteca Holdings 12 1/2% Senior Secured Notes due 2005 (the "Azteca Holdings 12 1/2% Notes") and (iii) the final interest and principal payments on the Azteca Holdings 10 1/2% Senior Secured Notes due 2003 (the "Azteca Holdings 10 1/2% Notes" together with the Azteca Holdings 10 3/4% Notes and the Azteca Holdings 12 1/2% Notes, the "Azteca Holdings Notes"). If Azteca Holdings is unsuccessful in obtaining the necessary funds, Azteca Holdings' failure to make any or all of these payments would result in a default under each of the indentures governing the Azteca Holdings Notes.

      If the holders of the Azteca Holdings Notes pursue an enforcement action against the TV Azteca shares held by Azteca Holdings which results in Azteca Holdings beneficially owning less than 51% of the total voting stock of the Company, then a change of control will be deemed to have occurred under the TV Azteca Indenture, which would obligate the Company to make an offer to purchase all of the outstanding TV Azteca Notes. See "--The Company may not be able to fund a change of control offer."

   The Company may not be able to fund a change of control offer.

      Upon the occurrence of a change of control (as defined under the TV Azteca Indenture), the Company will be required to offer to repurchase all outstanding TV Azteca Notes at 101% of the principal amount of the TV Azteca Notes, plus accrued but unpaid interest, if any, to the date of the purchase. A change of control also may constitute a default under the Company's existing or future indebtedness or the Company's subsidiaries' existing or future indebtedness, which could result in such indebtedness effectively becoming due and payable. The source of funds for any repurchase of the TV Azteca Notes and any such other payments will be the Company's available cash or cash generated from other sources. However, the Company cannot assure you that it will have sufficient funds to purchase all of the TV Azteca Notes that might be delivered by noteholders seeking to accept the offer to purchase as well as all such other amounts that may be due and payable at that time.

   Mexican regulations would adversely affect the rights and interests of noteholders if the Company were subject to a bankruptcy proceeding (concurso mercantil).

      Under Mexico's Ley de Concursos Mercantiles ("Law on Mercantile Reorganization"), if the Company is declared bankrupt, its obligations under the TV Azteca Notes:

..     would be converted into pesos and then from pesos into inflation-adjusted units (Unidades de Inversion);

..     would be satisfied at the time claims of all the Company's creditors are satisfied;

..     would be subject to the outcome of, and priorities recognized in, the relevant proceedings;

..     would cease to accrue interest; and

..     would not be adjusted to take into account any depreciation of the peso against the dollar occurring after such declaration.

   The Company may have to make payments due on the TV Azteca Notes in pesos in certain circumstances.

      Although the Company is required to make payments of amounts owed on the TV Azteca Notes in U.S. dollars, pursuant to the Ley Monetaria de los Estados Unidos Mexicanos ("Mexican Monetary Law") the Company is legally entitled to pay in pesos if payment of the TV Azteca Notes is sought in Mexico (through the enforcement of a non-Mexican judgment or otherwise). Such payment would be made at the rate of exchange for pesos prevailing at the time and place of payment. In the event that the Company makes payments in pesos, the Company cannot assure you that you could convert the amounts paid in pesos into U.S. dollars or that the peso amounts would be sufficient to purchase U.S. dollars equal to the amount of principal, interest or additional amounts due on the TV Azteca Notes. However, the Company has agreed under the TV Azteca Indenture to indemnify the holder of any TV Azteca Notes for the difference between the U.S. dollar amount due to the holder and the U.S. dollar amount that the holder is able to purchase with the amount in pesos that the holder receives or recovers.

      RISKS RELATED TO THE AZTECA AMERICA NETWORK

   The Azteca America Network's limited history of operations as a U.S. Spanish language television network makes an evaluation of its business and financial condition difficult.

      The Company's operations in the U.S. commenced only recently and to date have not generated significant revenue. The growth of the Azteca America Network, a new Spanish-language television broadcast network in the U.S. operated by Azteca International, depends on the appeal of the Company's programming and content to U.S. television audiences and Azteca International's ability to establish relationships with broadcast stations or cable networks in U.S. markets that have a substantial Hispanic population. Azteca International's ability to establish such relationships will be affected by several factors, including the willingness of prospective affiliates to broadcast the Company's programming, the availability of channels on cable systems to include the Company's programming, the ability of Azteca International's affiliates to fund their operations and capital expenditures and the willingness of Azteca International's competitors to offer their programming on terms with which Azteca International is unable to compete.

      The television broadcasting industry in the U.S. is subject to extensive governmental regulation, which may adversely affect Azteca International's business. Among other things, these regulations limit the percentage of a U.S. broadcast station that may be owned by a foreign-controlled corporation, such as Azteca International, to 25%.

      Further, the Azteca America Network faces significant competition in the U.S. Spanish-language television broadcast market from both Univision Communications, Inc. ("Univision") and Telemundo Group, Inc. ("Telemundo"), which is owned by NBC. Each of these competitors has a larger network of affiliates and greater financial resources than Azteca International, and together they presently have substantially all of the U.S. audience share for Spanish-language television.

   Azteca International is subject to risks associated with its joint ventures with station affiliates.

      Azteca International's future growth strategy focuses upon entering into station affiliation agreements with existing over-the-air television broadcasting stations that could complement or expand its business. The negotiation of additional station affiliation agreements, as well as the integration of new stations into the Azteca America Network, could require the stations to incur significant costs and cause diversion of management's time and resources. Failure to achieve the anticipated benefits of any station affiliation or to successfully integrate the operations of new station affiliates could also adversely affect Azteca International's business and results of operations.

   If Azteca International is unable to renew its station affiliation agreements upon termination or enter into new station affiliation agreements, revenues from the markets served by such stations may be significantly diminished.

      The various station affiliation agreements Azteca International has entered into either terminate or are terminable after a defined period of time. If Azteca International is unable to agree upon new terms of continuing affiliation with a station operator or find a comparable affiliate in the designated market area served by that station, the revenues generated by the Azteca America Network in that market may be significantly diminished. Moreover, if the Echostar Satellite Corporation ("Echostar") lawsuit is adversely determined against the Company, this could have an adverse effect on the ability of the Company to provide Azteca International's station affiliates and cable operators with programming that is also broadcast on the Azteca 13 network (the "Azteca 13 Programming"). See "Item 10. Additional Information--Legal Proceedings--TV Azteca--Echostar." This in turn could impact the business and operations of Azteca International and the station affiliates currently comprising the Azteca America Network as well as reduce the interest of other broadcast stations in becoming a part of the Azteca America Network. In certain circumstances, if Echostar obtains an injunction barring Azteca International from distributing Azteca 13 Programming to over-the-air broadcasters that retransmit it to U.S. cable operators, then, subject to certain conditions, certain of Azteca International's station affiliates would have the right to cancel their station affiliation agreements. Although Echostar is continuing to seek a permanent injunction against the Company, the Court denied Echostar's application for a preliminary injunction on April 3, 2003.

   Azteca International's inability to sell advertising time on its network will adversely affect its revenues and its business.

      Azteca International's business depends on its and its station affiliates' ability to sell advertising time. Azteca International's ability to sell advertising time will depend, in large part, on audience ratings and on the overall level of demand for television advertising. A downturn in the U.S. economy could reduce the overall demand for advertising, and therefore adversely affect Azteca International's ability to generate advertising revenues. A decline in audience ratings (as a result of competition, a lack of popular programming or changes in viewer preferences) would also adversely affect Azteca International's revenues, as advertising revenues depend on audience ratings. Also, significant audience ratings for a new television network can take longer to develop as there are multiple viewing options, both in the English and Spanish language, that U.S. Hispanics are familiar with. Moreover, even if the broadcaster has accomplished significant audience levels, such levels could take longer to be reflected in its ratings when measured using certain rating measurement methodologies that rely on top-of-mind surveys. In addition, because Azteca International is focusing its business on the Spanish-language television audience, its level of audience will depend upon:

..     the desire of Spanish-speaking persons in the U.S. to view
      Spanish-language programming; and

..     the growth of the Spanish-speaking audience by continued immigration and the continued use of Spanish among Hispanics in the U.S.

Should either of these factors change, the Azteca America Network could lose part of its target audience, resulting in a decline in ratings and a loss of advertising revenues.

      Azteca International's ability to sell advertising time will also depend on the level of demand for television advertising. Historically, the advertising industry, relative to other industries, has been particularly sensitive to the general condition of the economy. As a result, Azteca International believes that spending on advertising tends to decline disproportionately during an economic recession or downturn as compared to other types of business spending.

Consequently, a recession or downturn in the U.S. economy would likely materially adversely affect the advertising revenues and results of operations of the Azteca America Network and in turn Azteca International.

   Because the U.S. Hispanic population is highly concentrated geographically, a regional downturn in economic conditions or other negative event in particular markets could have a material adverse effect on the operations of the Azteca America Network.

      Approximately 33% of all U.S. Hispanics live in the Los Angeles, New York and Miami-Fort Lauderdale markets, and the top 10 U.S. Hispanic markets collectively provide coverage to approximately 56% of the U.S. Hispanic population. The revenues of Azteca International are similarly concentrated in these key television markets. As a result, a significant decline in the revenue from the operations of the stations in these television markets, whether due to a regional economic downturn, increased competition or otherwise, could have a material adverse effect on the financial performance of the Azteca America Network.

      RISKS RELATED TO UNEFON

   Unefon faces intense competition from an increasing number of strong competitors that could result in an increase in subscriber churn and a decrease in profit margins.

      Unefon has a number of competitors and it expects competition in the Mexican mobile telecommunications industry to intensify in the future as a result of new market entrants, consolidation in the industry, the growth of current operators and new technologies, products and services. Some of these competitors have greater financial or technological resources and coverage areas than Unefon.

      In addition, Grupo Elektra, the Company's affiliate and Unefon's primary distribution channel, has begun marketing and selling mobile telecommunications services of Telcel and Telefonica in its stores. Unefon believes that this recent development could have a negative impact on future sales through this distribution channel. Unefon's competitors have established relationships with third parties that have access to personnel, capital, equipment and other resources that may not be available to Unefon. These resources provide Unefon's competitors with advantages that could negatively affect Unefon's business. New competitors or alliances among competitors could rapidly acquire significant market share. Unefon cannot be sure that it will be able to develop similar relationships or successfully compete against such competitors.

   The coverage of Unefon's cellular network is limited to urban areas, while its largest competitor provides national coverage for its subscriber base.

      Unefon's business strategy is to develop a significant subscriber base among the upper-lower and middle income subscribers residing in Mexico's largest cities. As a result, the breadth of Unefon's network is limited to areas with dense population. If a Unefon subscriber travels outside of the urban areas in which Unefon's network has been established, the subscriber will lose his or her connection to the Unefon network. Alternatively, Telcel has developed a national cellular network that offers service in many areas where Unefon's coverage is not available. The lack of national coverage may have an adverse effect on Unefon's ability to attract and retain subscribers which in turn could adversely affect Unefon's business and result of operations.

   Unefon may face unforeseen difficulties in the expansion of the capacity and coverage of its network.

      Unefon's ability to expand the capacity and coverage of its network is dependent upon a number of factors, many of which are beyond its control. These factors include, but are not limited to:

..     the ability to obtain and maintain financing for capital expenditures on acceptable terms;

..     the ability to obtain and maintain the necessary concessions, licenses, registrations, permits or authorizations for operation and expansion of its network and its ability to comply with other regulatory requirements;

..     the ability to obtain compatible telecommunications equipment when needed;

..     identifying new tower locations and switch sites for its network;

..     the ability to secure space and rights of way for its telecommunications equipment in municipalities and delays in the construction of additional towers and switch sites;

..     unexpected results of operations or strategies in its target markets; and

..     technological and competitive developments, including additional market developments and new opportunities.

      In addition, Unefon may not be able to respond quickly, or at all, to new or unexpected capital requirements, which could impede Unefon's business and development. Some of the factors that would cause significant unanticipated capital needs are regulatory changes, engineering design changes, new technologies, currency fluctuations and significant departures from Unefon's business plan.

   Unefon's ability to generate revenues depends on its ability to attract and retain its prepaid subscribers, and without long-term service contracts Unefon's future revenues are unpredictable.

      Unefon's ability to generate revenues depends on its ability to attract and retain subscribers, which in turn depends on Unefon's ability to maintain the competitiveness of its prices and to increase the number of subscribers within its target markets and the quality of its services. In addition, the development of Unefon's business will depend on a number of factors over which Unefon has limited or no control, including, but not limited to:

..     changes in pricing policies by its competitors;

..     the introduction of new services and enhanced voice quality by its competitors;

..     developments or changes in the regulatory framework for the Mexican telecommunications industry;

..     the growth of the Mexican mobile telecommunications market; and

..     general economic conditions prevailing in Mexico.

      In addition, future revenues from Unefon's prepaid subscribers are unpredictable. Since Unefon does not have contract-based subscribers who provide payments over the lifetime of a contract, Unefon cannot provide assurances that its current subscribers will continue to use Unefon's services in the future. As of December 31, 2002, Unefon had approximately 1.4 million subscribers, approximately 85% of which use Unefon's network and generate revenue on a regular basis. The loss of a larger number of subscribers than anticipated could result in a loss of a significant amount of expected revenues. Since Unefon incurs capital expenditures based on its expectations of future revenues, Unefon's failure to accurately predict revenues could negatively affect its results of operations.

      RISKS RELATED TO DOING BUSINESS IN MEXICO

   If the peso devalues in the future against the U.S. dollar, it will be more difficult for the Company to repay debt.

      Declines in the value of the peso relative to the U.S. dollar increase the interest costs in pesos of the Company's non-peso-denominated indebtedness and increase the cost in pesos of the Company's other dollar- denominated expenditures. A significant portion of the Company's operating costs and other expenditures are dollar-denominated. These costs include the fees the Company pays for the exhibition rights for purchased programming, for the leasing of satellite transponders and for purchases of capital equipment. As of December 31, 2002, all of the Company's indebtedness was denominated in U.S. dollars. Since substantially all of the Company's revenue is denominated in pesos, the increased costs are not offset by any exchange-related increase in revenue.

      The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. For example, in 1994, the value of the peso declined 60.8% against the U.S. dollar. Between January 1, 1995 and December 31, 1996, the Mexican peso depreciated an additional 57.6% against the U.S. dollar. The significant devaluation of the peso caused the Company's financial results to suffer. Between May 2, 2002 and May 2, 2003, the Mexican peso depreciated 7.7%% against the U.S. dollar, and depreciated a further 0.5% in the month of May 2003. The Company cannot assure you that the peso will not depreciate in value relative to the U.S. dollar in the future. Any future devaluations of the peso could adversely affect the Company's assets, liquidity and results of operations.

      The Company's financial results are dependent on the Mexican economy.

      Declines in growth, high rates of inflation and high interest rates in Mexico have a generally adverse effect on the Company's business. The slower the growth of the Mexican economy, the slower the growth of advertising spending. In the event that inflation in Mexico returns to high levels while economic growth slows, the Company's' results of operations, its financial condition and the market price of its securities will all be affected. In addition, high interest rates and economic instability could increase the Company's costs of financing or make it difficult for the Company to refinance its existing indebtedness.

   Fluctuations in the U.S. economy or the global economy in general may adversely affect Mexico's economy and the Company's business.

      Mexico's economy is vulnerable to market downturns and economic slowdowns in the U.S. and elsewhere in the world. The recent slowdown in the growth of the U.S. economy, exacerbated by the September 11 terrorist attacks, has negatively affected Mexican businesses and limited access to capital for many Mexican companies. Moreover, the Company is unable to predict the implications of the war against Iraq on the level of Mexican consumer confidence, and in turn on the general level of advertising spending in Mexico. In addition, as has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could limit foreign investment in Mexico and adversely affect the Mexican economy. For example, in October 1997, prices of Mexican debt securities and equity securities decreased substantially following a sharp decline in Asian securities markets, and in the second half of 1998, prices of Mexican securities were negatively impacted by economic crises in Russia and Brazil. The recent fiscal crises in Argentina and Venezuela have caused instability in Latin American financial markets and could have a negative impact on the price of Mexican debt and equity securities. Future economic problems in the U.S. or globally could severely limit the Company's access to capital and could adversely affect its business.

   The Mexican government exercises significant influence over the economy.

      The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Economic plans of the Mexican government in the past often have not fully achieved their objectives, and the Company cannot assure you that current and future economic plans of the Mexican government will achieve their stated goals. Similarly, the Company cannot determine what effect these plans or their implementation will have on the Mexican economy or on the Company's businesses. Future Mexican governmental actions could have a significant effect on Mexican companies, including the Company, and market conditions.

   Fluctuations in interest rates and inflation may adversely affect the Company's business.

      In Mexico, inflation has been high in recent years compared to more developed economies. Any negative fluctuation in interest rates might have an adverse effect on the Company because the amount of interest may increase with regard to its present liabilities and indebtedness or other liabilities and indebtedness incurred in the future. Annual inflation was 8.9%, 4.4% and 5.7% for the years ended December 31, 2000, 2001 and 2002, respectively. Any significant increase in the inflation rate in Mexico could adversely affect the Company's financial condition and results of operations as inflation can adversely affect consumer purchasing power, which affects the ability of the Company's advertisers to purchase advertising time on its networks.

   The political situation in Mexico could negatively affect the Company's operating results.

      Mexico has experienced political changes in recent years. This instability affects Mexico's business and investment climate. As a Mexican company with substantially all of its assets and operations in Mexico, the political environment in Mexico has a significant impact on the Company's financial condition and results of operations.

   If the Mexican government imposes exchange controls and restrictions, the Company may not be able to service its debt in U.S. dollars.

      In the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of persons or entities to convert pesos into U.S. dollars, it has done so in the past (most recently in 1982) and could do so again in the future. The Company cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict access to U.S. dollars and limit the Company's ability to pay dividends on the ADSs and service the Company's U.S. dollar-denominated debt. Moreover, the Company cannot predict what impact a restrictive exchange control policy would have on the Mexican economy generally.

   The Company's financial statements do not give you the same information as financial statements prepared under U.S. accounting principles and the Company publishes U.S. GAAP financial information less frequently than U.S. companies.

      The Company prepares its financial statements in accordance with Mexican GAAP. These principles differ in significant respects from U.S. GAAP. See "Item
5. Operating and Financial Review and Prospects--U.S. GAAP Reconciliation" and
Note 17 to the Consolidated Financial Statements for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company. The Company cannot assure you that these will be the only differences in the future. In addition, the Company generally only prepares U.S. GAAP information on a yearly basis. As a result, there may be less or different publicly available information about the Company than there is about U.S. issuers.

ITEM 4.    INFORMATION ON THE COMPANY

GENERAL

      The Company is a corporation (sociedad anonima de capital variable) organized under the laws of Mexico. The Company's deed of incorporation was executed on June 2, 1993 and the Company was registered in the Public Registry of Commerce in Mexico City on July 13, 1993 under the number 167346. The term of the Company is 99 years beginning on the date that the Company's deed of incorporation was executed. The Company's principal executive offices are located at Av. Periferico Sur 4121, Col. Fuentes del Pedregal, Mexico D.F. 14141. The Company's telephone number at that location is 011-5255-3099-1313. The Company's Internet address is www.tvazteca.com.mx.

      The Company is one of the largest producers of Spanish-language television programming in the world and is the second largest television broadcasting company in Mexico based on audience and market share. Azteca Holdings beneficially owns 55.0% of the outstanding stock of the Company. The Company has five principal wholly-owned subsidiaries comprised of one Delaware corporation, Azteca International, and four Mexican corporations: Television Azteca, S.A. de C.V. ("Television Azteca"), Azteca Digital, S.A. de C.V. ("Azteca Digital"), Grupo TV Azteca, S.A. de C.V. ("Grupo TV Azteca") and Red Azteca Internacional, S.A. de C.V. ("Red Azteca"). Azteca International is a U.S. company that operates the Azteca America Network, a Spanish-language television broadcasting network focused on the rapidly growing U.S. Hispanic market. Television Azteca and Azteca Digital own and operate all of the Company's broadcast assets, including the licenses to operate television transmitters, the Company's transmission equipment and the Company's headquarters and production studios in Mexico City. The majority of payments for advertising on the Azteca 13 network are made through Grupo TV Azteca. The majority of payments for advertising on the Azteca 7 network are made through Red Azteca.

      In addition to its television broadcast operations, the Company owns:

..     a 46.5% interest in Unefon, a Mexican mobile and fixed wireless telecommunications company; and

..     a 50% interest in Todito, a Mexican company that operates a
      Spanish-language Internet portal, Internet connection service and e-commerce marketplace.

RECENT DEVELOPMENTS

      DISTRIBUTION POLICY/DEBT REDUCTION STRATEGY

      On February 6, 2003, the Company announced that its board of directors had approved a six-year debt reduction plan pursuant to which the Company intends to use the free cash generated from its operations to reduce its outstanding indebtedness, which was US$592.4 million as of December 31, 2002. The Company also announced the board of directors' intention to make scheduled distributions of approximately US$500.0 million to its shareholders over the next six years. On April 30, 2003, the Company's shareholders approved distributions to shareholders for an aggregate of US$140.0 million to be paid during 2003. A distribution of US$125.0 million is scheduled to be made on June 30, 2003 and another distribution of US$15.0 million is scheduled to be made on December 5, 2003.

      NORTEL SETTLEMENT

      On June 16, 2003, Unefon reached a settlement with Nortel pursuant to which Unefon and Nortel released each other from all obligations arising out of the procurement agreement, finance agreement or any related agreements and terminated all actions and proceedings of any kind between the parties or involving the parties and their counsel, in the U.S. and Mexico. Unefon and Nortel also terminated the procurement agreement and entered into a new supply agreement. In connection with the settlement, Unefon paid an aggregate of US$43.0 million to Nortel to be applied to accounts receivable and to a reduction in the total amount of debt owed by Unefon to Nortel to US$325.0 million. Concurrently with the settlement, Codisco Investments LLC ("Codisco") purchased the US$325.0 million debt of Unefon from Nortel. Unefon has announced that the term of this debt between Unefon and Codisco is to be amended to provide for, among other things, an extension of the maturity date until June 15, 2013. See "--Other Operations--Unefon--Nortel Settlement."

MEXICAN TELEVISION INDUSTRY

      The television industry in Mexico began in the early 1950s when the Mexican government granted licenses for the operation of three very high frequency ("VHF") television stations in Mexico City. Since then, the Mexican government has granted licenses for one ultra high frequency ("UHF") station and four additional VHF stations in Mexico City, including the Company's Channels 7 and 13, and numerous other licenses for the operation of stations in localities throughout Mexico. See "--Regulation--TV Azteca--Concessions."

      According to Mexican government estimates, as of December 31, 2000, the metropolitan area of Mexico City had a population of over 18 million persons and nearly 4 million television households, representing approximately 18% of Mexico's population of approximately 97 million and approximately 18% of the 22 million Mexican television households. As a result, the television stations broadcasting in Mexico City have historically dominated the industry and have acted as the anchor stations for networks of stations located outside Mexico City by providing these stations with all or a substantial portion of their programming.

      Currently, there are seven VHF television stations in Mexico City, six of which are privately-owned and one of which is government-owned. There are a large number of television stations elsewhere in Mexico, most of which solely retransmit programming originated by one of the Mexico City stations. The Company owns and operates two VHF television stations in Mexico City, Channels 7 and 13, which rebroadcast their signals throughout Mexico under licenses held by the Company. See "--The Company's Mexican Television Networks." An investor group led by Ricardo B. Salinas Pliego, Chairman of the Board of the Company, paid the Mexican government the peso equivalent of approximately US$642.7 million at the time of privatization for Channels 7 and 13 and certain other assets. In conjunction with a Mexican government sponsored program, in 1999, the Company began retransmitting programming from Azteca 13 over a digital television channel in Mexico City, Channel 53, on an experimental basis. The Company has submitted an application to renew its authorization to transmit programming on Channel 53, which authorization would otherwise have expired in February 2002. The Company has permission to continue to transmit programming on Channel 53 while its renewal is being reviewed.

      The Company's principal competitor, Televisa, owns and operates four VHF television stations in Mexico City, Channels 2, 4, 5 and 9. See "--Competition." The signals from Channels 2 and 5 are rebroadcast throughout Mexico pursuant to licenses owned by Televisa or its affiliates. Based on information published by Televisa in 2001, Televisa's Channels 2 and 5 cover 98% and 90%, respectively, of Mexican television households. Although Channels 4 and 9 broadcast programming that reaches many of the largest cities in Mexico, neither channel has full national coverage. Channel 4's coverage is primarily limited to the Mexico City metropolitan area and, according to Televisa, Channel 9 covers 73% of Mexican television households. The Mexican government owns one VHF station and one UHF station in Mexico City, Channels 11 and 22, respectively, as well as numerous stations outside Mexico City.

      Due to technical limitations, there is currently no capacity in Mexico City on the VHF spectrum (Channels 2 through 13) for additional television channels. In addition to Channel 22, there are a number of stations that broadcast on the UHF spectrum (Channels 14 through 69), including certain stations owned by Televisa that broadcast encoded signals for their pay television channels.

THE COMPANY'S MEXICAN TELEVISION NETWORKS

      The Company currently owns and operates two national television networks in Mexico, Azteca 7 and Azteca 13. These networks are comprised of 315 television stations located throughout Mexico that broadcast programming at least 23.5 hours a day, seven days a week. Two hundred seventy-one of the network's stations are repeater stations that solely rebroadcast programming and advertisements received from the Mexico City anchor stations. The remaining 44 network stations broadcast local programming and advertisements in addition to the programming and advertisements supplied by the anchor stations.

      Azteca 7 Network.

      The Azteca 7 network primarily targets middle and upper income adults between the ages of 18 and 44. In 2002, the Company produced 47.2% of the Azteca 7 network's weekday prime-time programming hours and 23.3% of its total programming hours. The network's programming consists primarily of news programs, game shows, sports broadcasts and major feature films. As of December 31, 2002, the Azteca 7 network reached 95% of all Mexican television households.

      Azteca 13 Network

      The Azteca 13 network primarily targets middle income family viewers of all ages. In 2002, the Company produced 99.8% of the Azteca 13 network's weekday prime-time programming hours and 72.4% of its total programming hours. The network's programming consists primarily of telenovelas, reality programs, news programs, talk shows, musical variety programs and sports broadcasts, principally soccer.

      Telenovelas are the most popular programming genre in Mexico and are a key factor in attracting the network's target audience. In 2002, the Company produced seven telenovelas, two of which were among the top five highest rated, regularly scheduled, prime-time programs on the Azteca 13 network. As of December 31, 2002, the Azteca 13 network reached 97% of all Mexican television households.

      Local Stations

      Forty-four of the Company's television stations broadcast local programming and advertisements in addition to programming and advertisements provided by the anchor stations. As of December 31, 2002, the Company had entered into contracts with local business partners with respect to 24 of its local stations under which the local partners may sell advertising time on these stations to local advertisers. In each case, the local partners are required to provide their own office facilities and to purchase the necessary equipment to block the national signal and insert a local signal. The Company controls the time periods during which the national signals may be blocked and also restricts the sale of local air time to its national advertisers. The Company permits insertion of local advertising only during periods when the Company has scheduled local advertisements on its Mexico City anchor stations. During those periods, the Company broadcasts a separate advertisement on its repeater stations. The Company operates the remaining 20 local stations without local partners.

      In addition to the insertion of local advertisements, some of the Company's local stations broadcast programs that are produced and financed by local partners. Locally-produced programs include news programs, game shows, sports events and other entertainment programs. In 2000, 2001 and 2002, the Company's local television stations produced approximately 2%, 3%, and 2%, respectively, of the local programming broadcast on those stations.

      Transmission Technology and Quality Control

      Although the stations of the Azteca 7 and 13 networks broadcasting in the same locality require separate licenses, transmitters and satellite receivers for the rebroadcast of their signals, they generally utilize the same broadcast facilities (buildings and transmission towers). Since 1993, the Company has invested approximately Ps.781 million in transmitters in order to improve signal quality and expand the broadcast coverage of its two television networks. The Company has also relocated some transmitters in order to improve broadcast signal quality and has invested in the improvement of its equipment maintenance programs. The Company intends to invest in additional transmitters, receivers and other equipment in order to improve the quality of the broadcast signals of its networks in certain areas and to increase their overall coverage of Mexican television households.

      In December 1999, the Company began implementing digital satellite technology for the transmission of its signals. The digital technology compresses and encodes the signal, which improves the image and audio quality and prevents the unauthorized use of the Company's signals. The digital system requires the capacity of only one transponder for the Company's satellite transmissions, rather than two transponders as required by the analog system previously used by the Company. With this technology, the Company can send seven different broadcast signals to its Mexican and international affiliates. This technology also allows the Company to tailor its programming and advertising to the local markets in which it broadcasts. The Company began operating its digital system in February 2000. See "--Property--Broadcasting, Production and Office Facilities--Satellites."

      In October 1999, the Company received an ISO-9002 certification in connection with its operation of its television broadcast networks. The Company was the first broadcast network in Mexico to receive this certification. In December 1999, the Company implemented its Continuity and Traffic Management quality system in order to minimize breaks in the signal and to assure the quality of the Company's broadcast signals. In March 2001, Bureau Veritas Quality International certified that the Continuity and Traffic Management quality control system implemented by the Company qualifies under ISO-9002. In November 2001, the Company's accounting department received an ISO-9001 certification. Most recently, in January 2003, the Company's finance and administration department received an ISO-9001 certification.

PROGRAMMING

      The Company is one of the largest producers of Spanish-language programming in the world. The Company believes that its ability to provide a diverse mix of quality programming has been, and will continue to be, one of the primary factors in maintaining and increasing its overall ratings and share of the Mexican television audience. The Company focuses on producing and acquiring programming that appeals to the different target audiences of its Azteca 7 and 13 networks. The Company also believes that developing separate identities for its networks has helped the Company capture an increasing share of the Mexican television audience and has provided its advertisers with the opportunity to tailor their advertisements to specific demographic groups.

      In order to maintain the high quality of its programming, the Company convenes focus groups and conducts surveys to evaluate the prospective popularity of new programming ideas. The Company also uses portions of its unsold advertising time to market aggressively both its internally produced programming and purchased programming in order to create and sustain viewer interest.

      Programming Produced by the Company

      The Company produces a variety of programs, including telenovelas, reality programs, news programs, sports broadcasts, musical programs, game shows and talk and variety shows. In 2001 and 2002, the Company produced approximately 71% and 72%, respectively, of the weekday, prime-time programming hours aired on its networks (excluding programming produced by its local stations), including each of its networks' 10 most highly rated, regularly scheduled weekday programs shown during prime-time in both 2001 and 2002.

      The Company's internally produced programming is more expensive on average to produce than its purchased programming. The Company seeks to offset its production costs by selling its internally produced programming outside Mexico. In 2000, 2001 and 2002, the Company sold approximately 17,228, 17,766 and 20,407 hours (including sales to Echostar), respectively, of internally produced programming, generating sales of Ps.132 million (nominal), Ps.110 million (nominal) and Ps.133 million (nominal) (US$12.8 million) (nominal), respectively.

      Since 1996, the Company has produced telenovelas, historically the most popular programming genre in Mexico and throughout Latin America. Telenovelas are similar to U.S. soap operas in content, but, unlike U.S. soap operas, they are generally aired for only six to twelve months. Since 1996, the Company has invested approximately Ps.178 million (US$17.1 million) in production equipment devoted primarily to the production of telenovelas. The Company produced nine telenovelas in 2000, which represented 1,010 hours of programming, seven telenovelas in 2001, which represented 1,000 hours of programming and seven telenovelas in 2002, which represented 969 hours of programming. Two of the telenovelas the Company produced in 2002 were among the Company's 10 highest rated, regularly scheduled, prime-time programs.

      In 2002, the Company launched its first reality program, La Academia, a "musical reality" television show. This television show featured Mexican contestants who are trained by a professional team of "star-makers" and, based on their performance, eliminated one-by-one by the audience. During the show's run, live concerts were aired every Sunday. The final concert, which aired on December 1, 2002, marking the conclusion of La Academia's "first generation" obtained a 68% share of the commercial audience for its time slot. Immediately following the end of the first season of La Academia, the Company commenced airing the "second generation" of La Academia with new contestants.

      The Company's news programming includes nightly prime-time news programs geared towards the target audiences of its television networks. The Hechos del Siete news program, broadcast on the Azteca 7 network, features a fast paced synopsis of the domestic and international news in a format that is attractive to its young adult viewers. The Azteca 7 network also broadcasts an interview program that questions leading politicians, businesspersons and journalists on issues affecting Mexico. The Hechos news program, broadcast on the Azteca 13 network, presents a more in-depth analysis of daily domestic and international news.

      The Company's internally produced sports programming consists principally of broadcasts of games of the 20-team First Division of Mexican professional soccer, as well as sports commentary and highlight shows. Soccer is the most popular sport in Mexico, and the broadcasts of First Division games generate ratings at a level comparable to the Company's most highly rated programming. For the summer and winter 2000 seasons and the summer 2001 season, the Company had the broadcast rights to the home games of eight First Division teams, including Club Atletico Morelia, which is owned by the Company. For the winter 2001 and summer 2002 seasons, the Company had the broadcast rights to the home games of seven First Division teams, including Club Atletico Morelia. For the winter 2002 season, the Company has the broadcast rights to the home games of eight First Division teams, including Club Atletico Morelia.

      Purchased Programming

      The Company also obtains programming from approximately 178 different distributors. The Company obtains a substantial portion of its purchased programming from a small number of suppliers, including MGM, Paramount, Sony, Twentieth Century Fox International, Universal Studios and Warner Bros. The Company's purchased programming includes primarily cartoons and movies. Non-Spanish-language programs purchased for the Company's networks are dubbed into Spanish prior to delivery to the Company. The Company pays the distributor an additional fee for this service. Purchased programming constituted approximately 29% and 28% of the weekday, combined prime-time programming hours broadcast on the Company's two networks in 2001 and 2002, respectively.

      Purchased programming is licensed from distributors under separately negotiated agreements, the terms of which vary. In October 2001, the Company entered into an exclusive three year license agreement with Buena Vista International, Inc., an affiliate of The Walt Disney Company. See "--Strategic Alliances--Buena Vista Agreement." The agreement covers the licensing and broadcast on the Azteca 7 and 13 networks of certain first-run movies, mini-series and special events, such as the Academy Awards.

      The Company also enters into agreements to broadcast sports programming, including the Olympic Games, the World Cup, National Basketball Association ("NBA") games, National Football League ("NFL") games, Championship Auto Racing Teams events and golf tournaments. The Company usually uses its own commentators for broadcasts of international sports events.

      Both the Company and Televisa obtained broadcast rights to the 1998 World Cup and the 2000 Summer Olympics through the Organization of Spanish American Television (Organizacion de Television Iberoamericana) ("OTI"), a Latin American cooperative organization that bids for broadcast rights to international sports and cultural events. OTI has obtained the broadcast rights to the 2004 and 2008 Summer Olympic Games. Both the Company and Televisa have Mexican broadcast rights to the 2004 and 2008 Summer Olympics. DirecTV Latin America has obtained the Mexican broadcast rights to the 2006 World Cup. In February 2002, the Company entered into an agreement with an affiliate of DirecTV Latin America which gave the Company the right to broadcast 18 of the 2002 World Cup games, including all of Mexico's first round games, the semifinals, third place play off and the final.

      The Company has had the exclusive right to broadcast NBA games in Mexico since 1993. In August 1995, the Company entered into an agreement with NBA Entertainment, Inc. This agreement, which has since been extended, gave the Company the exclusive right to broadcast NBA games in Mexico through the end of the 2002-2003 season. The Company also has a right of first refusal to renew its exclusive exhibition rights for the 2003-2004 season. See "--Strategic Alliances--NBA Agreement." The Company also has the right to broadcast NFL games through the 2003-2004 season and is in the process of renegotiating an exclusive right to broadcast Championship Auto Racing Teams races.

AUDIENCE AND RATINGS SHARE

      The Company focuses its efforts on increasing its audience share of weekday, prime-time viewers. Although weekday, prime-time represents only approximately 20% of the broadcasting hours on the Company's networks, the total number of television viewers is highest during that period. As a result, advertising time during weekday, prime-time is preferred by most advertisers and the Company charges higher rates for advertising during those hours. As a result of its efforts the Company has increased its audience share of weekday, prime-time viewers. Advertising revenue earned during weekday, prime-time contributed approximately 43%, 47% and 55% of the Company's net advertising revenue in 2000, 2001 and 2002, respectively.

      For the years ended December 31, 2000, 2001 and 2002, the Company's weekday, prime-time Mexican audience share was 25.1%, 28.3% and 26.3%, respectively.

COMMERCIAL AUDIENCE

      In 1998, the Company began tracking its share of the Mexican commercial audience as derived from ratings information published by IBOPE AGB Mexico. The Company focuses on the Mexican commercial audience because it believes that the Mexican commercial audience is comprised of television viewers with the greatest purchasing power. The Mexican commercial audience is comprised of viewers classified by IBOPE AGB Mexico as ABC+, C and D+ (based on total household income) watching one of Mexico's four national television networks (the Azteca 7 and 13 networks and Televisa's channels 2 and 5). In 2002, as shown in the table below, the Mexican commercial audience represented 63% of the Mexican population but controlled 92% of the household income.

[GRAPHIC APPEARS HERE]

                               COMMERCIAL AUDIENCE

                                  ABC+      C      D+    D/E
                               -------------------------------
92% of Total Household Income     53%      27%     12%    8%
                               -------------------------------
63% of Mexican Population         15%      26%     22%   37%
                               -------------------------------

Source: TV Azicca's estimates based on information published by IBOPE AGB
        Mexico.

      Although 94% of Mexican households have television sets, 37% of Mexican households (the D/E segment) have household incomes of less than US$400 per month and therefore have limited ability to purchase many of the goods and services advertised on television. The Company estimates that approximately 50% of the goods and services advertised on television are beyond the economic reach of D/E households.

      The following chart depicts the weekday, prime-time commercial audience share for the Company on a monthly basis from January 2000 through December 2002.

[GRAPHIC APPEARS HERE]

      In 2000, 2001 and 2002, superior demographics and national coverage on both of its two networks allowed the Company to deliver 36%, 38% and 37%, respectively, of the Mexican commercial audience in weekday, prime-time, as compared to 25%, 28% and 26%, respectively, of the weekday, prime-time Mexican audience share.

TELEVISION ADVERTISING

      General

      For the year ended December 31, 2002, approximately 97% of the Company's net revenue was derived from the sale of national and local advertising. The Company offers two basic advertising payment plans: the "Azteca Plan" and the "Mexican Plan". Sales under the Company's Azteca and Mexican Plans are made throughout the year under contracts between the Company and its customers for advertising over a specific period of time. The Company also offers its customers the option of purchasing a set amount of advertising time for a given price. In setting advertising rates, the Company considers, among other factors, the rates offered by its competition and the likely effect of rate increases on advertising volume.

      The Company sold an aggregate of 95%, 84% and 83% of the total available advertising time on its networks during weekday, prime-time in 2000, 2001 and 2002, respectively. The Company uses a variety of means to utilize unsold advertising time. The Company has entered into advertising contracts with some of its affiliates under which the Company agreed to make a certain amount of otherwise unsold advertising time available to these affiliates each year. See "Item 7. Major Shareholders and Related Party Transactions" and Note 8 to the Consolidated Financial Statements. In addition, the Company sells a portion of otherwise unsold advertising time to shared risk advertisers and to companies that produce infomercials to improve its operating results and cash flow. The Company also uses the unsold advertising time to broadcast promotional spots for its programming and to broadcast government and public service announcements. See "--Regulation--TV Azteca--Supervision of Operations."

      Advertising Advances and Spot Sales

      The Company has two categories of advertising sales: "advertising advances," which are commitments to purchase advertisements at least four weeks in advance of the advertisement's broadcast date, and "spot sales," which are all other contracts for advertising time (other than contracts entered into with respect to shared risk advertisements and infomercials).

      A significant component of the Company's advertising advances consists of pre-sales of advertising time made in the fourth quarter of a calendar year for advertising that will be aired during the following calendar year. In the fourth quarter of 2000, the Company generated Ps.4,457 million in pre-sales of its advertising time, which represented 73% of its net advertising revenue in 2001. In the fourth quarter of 2001, the Company generated Ps.4,640 million in pre-sales of its advertising time, which represented 69% of its net advertising revenue in 2002. In the fourth quarter of 2002, the Company generated Ps.4,446 million (US$427.7 million) in pre-sales of advertising time, substantially all of which is to be aired in 2003.

      Payment Plans

      Under the Azteca Plan, advertisers generally are required to pay in full within four months of the date they sign an advertising contract. Alternatively, the Mexican Plan offers flexibility by allowing advertisers to pay for advertising by making a cash deposit ranging from 10% to 20% of the advertising commitment, with the balance payable in installments over the term of the advertising contract, typically a one-year term. Advertising rates offered to advertisers are lower under the Azteca Plan than under the Mexican Plan. Until December 2000, the advertising rates under both plans were fixed for the term of the contract. Effective January 2001, the Company increased its advertising rates under its new pricing plan every quarter in the increments set forth in its contracts with advertisers. No adjustments are made for inflation during the term of a contract.

      Once deposited, the Company has full use of funds advanced under the Mexican Plan and the Azteca Plan. At or about the date of the contract, the Company generally requires advertisers paying under the Mexican Plan to deliver non-interest bearing, short-term notes in respect of each installment payment. An advertiser that participates in either the Azteca Plan or the Mexican Plan is able to choose during which television programs and at what times, based on availability, its advertisements will appear. Any unused commitments are carried forward until fully utilized by the advertiser, although, with the exception of infomercial contracts, no amounts are carried beyond the expiration of the period covered by the contract.

      The following table sets forth the percentage of the Company's advertising sales and pre-sales under the Azteca Plan and the Mexican Plan for the years ended December 31, 2000, 2001 and 2002. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Liquidity--Advertising Advances."

                                                    PERCENTAGE OF
                                               TOTAL ADVERTISING SALES
                                               YEAR ENDED DECEMBER 31,
                                               -----------------------
                                               2000      2001     2002
                                               ----      ----     ----
            Azteca Plan ....................     44%       55%      55%
            Mexican Plan ...................     56%       45%      45%

                                               PERCENTAGE OF TOTAL PRE-SALES
                                                  YEAR ENDED DECEMBER 31,
                                               -----------------------------
                                               2000          2001       2002
                                               ----          ----       ----
            Azteca Plan.....................     47%           64%        64%
            Mexican Plan....................     53%           36%        36%

      Pricing Plans

      To offer additional flexibility to advertisers, the Company offers "cost-per-rating-point" pricing to the Mexican television advertising market. Cost-per-rating-point pricing, one of the most widespread methods of pricing advertising outside Mexico, allows an advertiser to purchase advertising time based on the ratings of the television programs during which its advertisements are aired. The Company's principal competitor, Televisa, does not offer its advertisers the opportunity to purchase advertising time on a cost-per-rating point basis, which the Company believes gives it a distinct advantage in attracting and retaining advertisers to its networks.

      Local Sales

      The Company has entered into agreements with local businesses pursuant to which local advertising spots are inserted in the local broadcasts of 24 of its 44 local stations in place of the national advertising spots broadcast by the Mexico City anchor stations. See "--The Company's Mexican Television Networks--Local Stations." These agreements entitle the Company to receive a majority of the revenue from any local advertising on these local stations. The Company permits insertion of local advertising only during periods when the Company has scheduled local advertisements on its Mexico City anchor stations. During those periods, the Company broadcasts a separate advertisement on its repeater stations. The Company operates the remaining 20 local stations without local partners. Advertising revenue generated by all of the Company's local stations represented 14%, 8% and 18% of its total advertising sales for the years ended December 31, 2000, 2001 and 2002, respectively.

      Infomercials, Shared Risk Advertisements and Integrated Advertising

      The Company sells a portion of otherwise unsold advertising time to shared risk advertisers and to producers of infomercials. With respect to infomercials, the Company charges a fee for the time slot in which the advertisement runs. The Company does not, however, receive any proceeds from the sale of the products shown during the infomercial. Alternatively, with shared risk advertisements the Company does not receive any advertising fees during the time slot that the advertisement runs. Instead, the Company receives a percentage of the gross sales of the offered product or products for a negotiated period of time. For example, the Company airs advertisements for music recordings at little or no up front charge, under agreements that entitle the Company to receive a share of the sales of the recordings for a number of months following the airing of the advertisements.

      The Company also receives revenue from "integrated advertising" in the form of product placements during the broadcast of the Company's internally produced programming. Revenues derived from shared risk advertisements, infomercials and integrated advertising amounted to Ps.900 million, Ps.1,037 million and Ps.1,230 million (US$118.3 million) in the years ended December 31, 2000, 2001 and 2002, respectively. These advertising arrangements accounted for 15%, 17% and 18% of the Company's net revenue in the years ended December 31, 2000, 2001 and 2002, respectively.

      Barter Sales

      From time to time, the Company enters into barter transactions with third parties pursuant to which it exchanges advertising time for goods and services, a substantial portion of which it uses in its operations. These types of advertising sales accounted for 3%, 1% and 2% of the Company's total advertising sales for the years ended December 31, 2000, 2001 and 2002, respectively. The Company has also entered into barter arrangements, particularly with some of its affiliates, in order to realize value from otherwise unsold advertising time.

PROGRAM SALES

      The Company generates revenue through the sale of the rights to broadcast its internally produced programming abroad. In 2000, 2001 and 2002, the Company exported 9,084, 11,299 and 13,940 hours of programming (excluding U.S. export sales), generating sales of US$4.8 million (nominal), US$5.9 million (nominal) and US$10.1 million (nominal), respectively. The sale of the rights to broadcast its internally produced programming allows the Company to leverage its programming library, which has already been paid for in Mexico. The Company exports programming to television broadcasters for viewing in approximately 60 countries. The Company has provided Azteca International with the right to broadcast certain of its programming in the U.S.

      In 2000, the Company exported 7,461 hours of programming to the U.S., generating net sales of US$1.2 million (nominal), including sales to Echostar. In 2001, the Company exported 6,467 hours of programming to the U.S., generating net sales of US$2.7 million (nominal), including sales to Echostar. Sales per hour decreased because the majority of the hours exported by the Company in 2001 were exported for satellite broadcast to paying subscribers as opposed to the hours exported in 2000, which were exported to over-the-air broadcasters. This change led to a smaller audience share and less coverage in 2001. In 2002, the Company exported 6,467 hours of programming to the U.S., generating net sales of US$2.7 million (nominal), including sales to Echostar, but excluding sales made through the Azteca America Network.

      Echostar Agreement

      In March 2000, the Company entered into a programming agreement with Echostar, a U.S. DTH satellite broadcaster. Under this agreement, the Company delivers to Echostar a satellite signal containing the Azteca 13 Programming. Pursuant to this agreement, Echostar has the exclusive right in the U.S. to distribute Azteca 13 Programming via DTH satellite technology. The Company retains the right to distribute Azteca 13 Programming via any over-the-air broadcast television station, but only after 30 days have elapsed from the time the Azteca 13 Programming first aired on Echostar. This 30 day delay does not apply to the Azteca 13 network's news, news-related and sports programs, which may be broadcast on a simultaneous basis. The Company also retains its rights to certain programs, the licensing of which will be negotiated in good faith with Echostar.

      The Echostar agreement has an initial term of three years ending March 16, 2003, and may be extended at Echostar's election in one year increments for up to an additional two years. On December 12, 2002, Echostar notified the Company of its intention to extend the term for one additional year. Echostar paid the Company US$2.5 million for the one-year extension, and would be obligated to pay an additional amount if it extends the agreement for an additional year.

      Under the Echostar agreement, Echostar has the right to offer and sell subscriptions for satellite programming provided by the Company in the U.S., whether by itself or packaged with Echostar's current or future programming. Echostar also has the right to sell commercial advertisements to be inserted in the satellite programming and other services offered to its subscribers. The Company is entitled to receive a percentage of the net advertising revenue generated by Echostar as a result of these arrangements. In addition, in 2000, 2001 and 2002, Echostar paid the Company the sum of US$1.5 million, US$2.0 million and US$2.5 million, respectively, under this agreement. In the event the number of subscribers for the Company's programming exceeds certain levels, the Company will be entitled to receive additional payments from Echostar.

      The Echostar agreement also contains certain provisions with respect to the distribution of Azteca 13 Programming to cable operators in the U.S. The Company and Echostar have differing interpretations of certain of these provisions, including whether Echostar has exclusive rights to distribute the Azteca 13 Programming in certain circumstances. Echostar has notified the Company of its view that these exclusivity provisions prohibit the Company from distributing Azteca 13 Programming, or any portion thereof, to U.S. cable operators, either directly (with the exception of cable operators near the U.S.-Mexico border) or indirectly through over-the-air broadcast stations whose signals are retransmitted by cable operators pursuant to the exercise by such stations of statutory "must-carry" or "re-transmission consent" rights. The Company believes the exclusivity provisions prohibit the Company during the term of the Echostar agreement only from granting distribution rights directly to U.S. cable operators (other than near the border), but do not restrict the retransmission of Azteca 13 Programming by over-the-air broadcast stations to cable and DTH satellite operators, and that they prohibit only the distribution of Azteca 13 Programming (other than news, news-related and sports programming, which may be transmitted without any waiting period) on the Azteca America Network earlier than 30 days after it is transmitted to Echostar. Certain of Azteca International's over-the-air station affiliates have exercised statutory "must-carry" or "re-transmission consent" rights and, accordingly, are causing Azteca America Programming (which contains portions of Azteca 13 Programming) to be re-transmitted on local cable systems. The "Azteca America Programming" is comprised of certain of the Company's programming, including telenovelas, reality programming, sports, news and other general entertainment programming in the Spanish language distributed through the Azteca America Network. In addition, certain of Azteca International's over-the-air affiliates have exercised their "must-carry" rights to require Azteca America Programming to be re-transmitted by DirecTV, a competing satellite broadcaster.

      On June 25, 2002, Echostar filed a lawsuit against the Company alleging that the Company is in breach of the exclusivity provisions of the Echostar agreement, which lawsuit is currently pending. See "Item 10. Additional Information--Legal Proceedings--TV Azteca--Echostar."

      Alta Empresa

      In December 2001, the Company and Alta Empresa Holdings, B.V. ("Alta Empresa"), its wholly-owned Dutch subsidiary, entered into an agreement for purposes of marketing and selling the Company's programming in the U.S. Pursuant to this agreement, the Company agreed to contribute its programming and Alta Empresa agreed to manage all of the activities involved in the marketing and selling of the Company's programming throughout the U.S. Initially, Alta Empresa may only market and sell the Company's programming in the U.S., which it is currently doing through an agreement with Azteca International. The agreement between the Company and Alta Empresa has an initial term of 15 years, which may be terminated at any time by the Company and Alta Empresa. Based upon their relative contributions, the Company is entitled to 99% of the net profits derived from the marketing and sale of its programming throughout the United States and Alta Empresa is entitled to the remaining one percent.

COST MANAGEMENT

      The Company takes a disciplined approach in managing its operating costs and, as a result, it has achieved operating profit margins of 29%, 34% and 42% for the years ended December 31, 2000, 2001 and 2002, respectively. The Company has implemented, and will continue to maintain, stringent cost-control initiatives in connection with its internally produced programming and the acquisition of purchased programming. With respect to its internally produced programming, these initiatives include establishing clearly defined profitability targets for each step of the production process, maintaining strict controls over hiring decisions and controlling talent costs by hiring cast members from the Company's acting school. Alternatively, with respect to its purchased programming, the Company focuses on acquiring programs that it believes will result in significant viewership by its targeted audiences and will generate significant advertising revenue in relation to the fees paid for the programming.

OTHER OPERATIONS

      The Company has an investment in the telecommunications industry, through Unefon, and an investment in the Internet marketplace, through Todito. The Company also owns a recording company, Azteca Records, S.A. de C.V. ("Azteca Records"), and Club Atletico Morelia, a professional soccer team in Mexico.

AZTECA INTERNATIONAL

      MARKET OVERVIEW

      According to July 2001 census figures, the U.S. Hispanic population is estimated to be approximately 37 million people, or approximately 13% of the U.S. population, making it the largest ethnic minority group in the U.S. The U.S. Hispanic population is one of the fastest growing segments of the U.S. population, growing at approximately five times the rate of the non-Hispanic population. Moreover, according to industry sources, from 1997 to 2001, advertising expenditures targeting the U.S. Hispanic community grew at an average compounded growth rate of 9.5% per year compared to the 4.1% average compounded growth rate for the general advertising market. Nevertheless, advertising expenditures targeting the U.S. Hispanic community remains a small fraction of aggregate advertising spending in the U.S. For example, in 2001, Hispanic purchasing power amounted to 8% of total U.S. purchasing power, but advertising expenditures targeting the U.S. Hispanic population represented only 2% of total U.S. advertising expenditures.

      STATION AFFILIATIONS

      In July 2001, the Company launched the Azteca America Network, a new Spanish-language television broadcast network in the U.S. Through Azteca International, its wholly-owned subsidiary, the Company establishes affiliate relationships with television broadcast stations in U.S. markets that have a significant Hispanic population. In addition, Azteca International may enter into distribution agreements with cable operators. Through the Azteca America Network, the Company distributes in the U.S. the Azteca America Programming.

      Azteca International has station affiliation agreements with over-the-air television broadcast stations in markets that cover approximately 60% of the U.S. Hispanic population, including stations in the Los Angeles, New York, Miami, Houston, San Antonio and San Francisco television markets. Pursuant to these station affiliation agreements, the stations have been granted exclusive licenses for over-the-air broadcasting of Azteca America Programming in their respective markets. These agreements have terms ranging up to seven years and may be automatically renewed for a specified duration. In return for this programming, Azteca International receives either a percentage of the net advertising revenue generated by its station affiliates or all of the net advertising revenue with respect to a percentage of the available advertising time on its station affiliates.

      PAPPAS STATION AFFILIATIONS

      Background

      In 2001, Azteca International entered into station affiliation agreements with affiliates of Pappas Telecasting Companies ("Pappas") in the Los Angeles, San Francisco, Houston and Reno television markets. When Azteca International entered into station affiliation agreements with Pappas Telecasting of Southern California LLC ("Pappas Southern California"), operator of its Los Angeles affiliate, the Company became a party to credit agreements and Azteca International became a party to an equity option agreement that gave it the right to acquire an equity interest in Pappas Southern California. Additionally, in connection with entering into the station affiliation agreements with affiliates of Pappas in the San Francisco and Houston television markets, Azteca International acquired a 25% equity interest in each of the television stations for an aggregate purchase price of US$70.6 million.

      In July 2002, a dispute arose between Azteca International and Pappas regarding the exercise of the purchase option for the Los Angeles station. In addition, Pappas alleged that Azteca International was in breach of certain of its obligations under the station affiliation agreements governing the Los Angeles, San Francisco, Houston and Reno television stations. On February 13, 2003, the Company announced that a definitive settlement agreement that resolved all of the outstanding litigation and disputes between the Company and Pappas had been executed. See "Item 10. Additional Information--Legal Proceedings--TV Azteca--Pappas Settlement" for a discussion of the Pappas and Azteca International litigation and the settlement of the pending claims.

      In connection with the settlement agreement, the Company and Pappas entered into a number of agreements that will govern their future relationship. These agreements include a new promissory note issued by Pappas in favor of Azteca International, a local marketing agreement ("LMA") governing, under certain circumstances, Azteca International's operation of its Los Angeles affiliate and a purchase option agreement that grants Azteca International the right, subject to receipt of all necessary approvals and applicable statutory limitations, to acquire all of the assets of the Los Angeles station. In addition to these agreements, Pappas and Azteca International modified their existing station affiliation agreements and entered into new station affiliation agreements.

      The New Pappas Promissory Note

      Pursuant to the settlement agreement and related agreements, Pappas re-acquired the 25% equity interests owned by Azteca International in its Houston and San Francisco station affiliates. In addition, the outstanding secured indebtedness in the amount of US$53.7 million owed to the Company by Pappas Southern California was cancelled, together with Azteca International's option to acquire an equity interest in Pappas Southern California.

      As consideration for the re-acquisition of the equity interests in its affiliates and the cancellation of its indebtedness, Pappas issued Azteca International a promissory note in the principal amount of $128.0 million that is secured by the assets of the Los Angeles station (the "New Pappas Promissory Note"). The initial maturity date of the New Pappas Promissory Note is June 30, 2003. Since Pappas did not repay the New Pappas Promissory Note prior to April 30, 2003, the principal amount has been increased to US$129.0 million. The New Pappas Promissory Note may be prepaid, in whole or in part, at any time. The New Pappas Promissory Note will bear interest at an annual rate of 11.6279% from and after the initial maturity date, except as indicated below.

      If the LMA is terminated pursuant to the occurrence of certain specified events and Azteca International does not timely exercise the Los Angeles purchase option following the termination of the LMA, Azteca International will have the right to require repayment of the New Pappas Promissory Note on the earlier of the maturity date of the New Pappas Promissory Note and two years following the third anniversary of the effectiveness of the Los Angeles purchase option. Alternatively, if the purchase option is not consummated in a timely manner after its exercise, Azteca International may, under certain circumstances, require that the New Pappas Promissory Note be repaid two and a half years after the date the right to exercise the Los Angeles purchase option expires.

      Local Marketing Agreement

      Azteca International and Pappas also agreed that, if the New Pappas Promissory Note is not repaid on or prior to its initial maturity date, then starting on July 1, 2003, the operation of the Los Angeles station will be subject to the terms and conditions specified in the LMA.

      The LMA will have an initial term of three years, but will continue thereafter until the New Pappas Promissory Note is paid in full. Under the LMA, Azteca International will provide programming and services to the Los Angeles station and will be entitled to retain all advertising and other revenues generated from the operation of the Los Angeles station. During the initial three year term of the LMA, Azteca International will pay Pappas Southern California an annual fee of US$15.0 million which is payable in quarterly installments. The payment of this fee has been guaranteed by the Company.

      Azteca International's payments under the LMA will be offset on a dollar-for-dollar basis by the amount of interest payable under the New Pappas Promissory Note. Accordingly, if during the initial three-year term of the LMA, Pappas Southern California does not make principal payments under the New Pappas Promissory Note, then Azteca International will not be required to make any cash payments under the LMA. Following the expiration of the initial three year term of the LMA, the annual fee for the LMA will be increased to US$24.6 million, a portion of which would continue to be subject to offset against Pappas' interest payment obligation, until the New Pappas Promissory Note is paid in full.

      In order to resolve any future disputes between Azteca International and Pappas Southern California arising out of the operation of the Los Angeles station pursuant to the LMA, the parties have appointed an Federal Communications Commission ("FCC") expert who, upon request, will arbitrate all disputes between the parties, including disputes involving FCC matters. The decisions of the FCC expert will be binding on the parties; however, if the disputed matter relates to FCC rules or regulations, the parties are permitted to seek a ruling from the FCC on such matter and the FCC decision will be final and binding upon the parties.

      The LMA will terminate (i) if the New Pappas Promissory Note is paid in full prior to the initial maturity date of June 30, 2003, (ii) upon the closing of the purchase option for the assets of the Los Angeles station or (iii) upon the filing of a petition for bankruptcy of a party to the LMA. The LMA can also be terminated following the determination of the FCC expert that a party is in breach of the LMA.

      Pursuant to the LMA, Azteca International has agreed, subject to receipt of regulatory approval, to pay up to US$3.0 million for the installation, construction and acquisition of broadcasting facilities necessary to operate a digital television channel in the Los Angeles market. However, if the FCC expert determines that any cost overruns are reasonable, Azteca International's financial obligations with respect to this project could exceed US$3.0 million. If by the third anniversary of the date on which the Los Angeles station purchase option became exercisable, (i) Azteca International has not closed the purchase option and (ii) Pappas Southern California has not repaid in full the principal and interest due on the New Pappas Promissory Note, Pappas Southern California is required to reimburse Azteca International for the costs incurred in connection with the development of the digital television channel. The aggregate amount of the reimbursement obligation shall be added to the then outstanding principal amount of the New Pappas Promissory Note and will be secured by the assets of the Los Angeles station.

      The Los Angeles Station Purchase Option

      In the event the LMA becomes effective, Azteca International will also have the option, subject to receipt of all necessary approvals and applicable statutory limitations, to purchase all of the assets of the Los Angeles station, including its FCC license. This purchase option must be exercised, subject to limited exceptions, at least six months prior to the third anniversary of the effective date of the option agreement (i.e., January 1, 2006). The total purchase price for the assets is US$250.0 million, plus certain specified liabilities. The purchase price payable for the assets may be offset against all amounts then outstanding under the New Pappas Promissory Note. In the event the LMA is terminated in connection with a governmental challenge to its effectiveness or Azteca International's breach of the LMA, as determined by the FCC expert, the period of time in which Azteca International may exercise the purchase option will be shortened.

      The consummation of the purchase option transaction is subject to certain governmental filing requirements. Azteca International is permitted to assign its rights with respect to the purchase option to a qualified third party in order to obtain any necessary consents. Under applicable FCC rules, Azteca International has the right to hold up to a 25% equity interest in an entity that holds a U.S. television broadcasting license.

      Amended Station Affiliation Agreements

      Azteca International's station affiliation agreements with affiliates of Pappas in the Los Angeles, San Francisco, Houston and Reno markets will continue to be in effect through 2003 with certain modifications, except for the Los Angeles station if the LMA becomes effective. As modified, the allocation of revenue under the station affiliation agreements will change to a 50-50 time-split arrangement, where network advertising time is equally divided. Azteca International will have the option to extend these modified station affiliation agreements until June of 2004, after which these station affiliation agreements will be automatically renewable for additional six-month periods, subject to the termination provisions contained in the station affiliation agreements. As in the case of the LMA, the FCC expert is also authorized to settle disputes under the modified station affiliation agreements.

      Azteca International has agreed to indemnify the Pappas station affiliates for any damages awarded to Echostar from any Pappas station affiliates, the costs of defending such actions (including attorney's fees), reasonable out of pocket expenses incurred in connection with obtaining alternative programming, and, under certain circumstances, lost profits (see "Item 10. Additional Information--Legal Proceedings--TV Azteca--Echostar").

      In general, the modified station affiliation agreements can be terminated by either party, subject to compliance with relevant notice provisions, (i) if a petition for bankruptcy of a party to the station affiliation agreement is filed, or (ii) following the determination by the FCC expert that a party is in breach of the station affiliation agreement. In the event the term of a modified station affiliation is extended to June 30, 2004, either party may terminate the agreement on 90 days notice effective as of June 30, 2004, or prior to the expiration of any renewal term.

      NEW STATIONS

      Affiliates of Pappas and Azteca International have also entered into station affiliation agreements for several smaller television markets.

UNEFON

      BACKGROUND

      Unefon is a Mexican mobile telecommunications company that provides low-cost prepaid telecommunications services primarily to upper-lower and middle income subscribers residing in urban areas of Mexico. At December 31, 2002, Unefon had approximately 1.4 million subscribers on its personal communications services ("PCS") wireless network and had extended its wireless mobile network coverage to 15 cities in Mexico, including all of Mexico City, reaching approximately 39 million people, or approximately 39% of the current Mexican population. In 2001, Unefon generated Ps.1,548 million in revenue and had a net loss of Ps.1,115 million and in 2002, Unefon generated Ps.3,039 million (US$291.1 million) in revenue and had a net loss of Ps.872 million (US$83.5 million).

      The Company currently owns 46.5% of Unefon's capital stock. In 1999, the Company acquired its equity interest in Unefon for a purchase price of US$189.8 million in a private transaction with Corporacion RBS, a Mexican company wholly-owned by Ricardo B. Salinas Pliego, the Chairman of the Board of the Company. The remaining capital stock of Unefon is owned by Mr. Saba, 46.5%, and the public market, 7.0%.

      WIRELESS CONCESSIONS

      In 1998, Unefon won a Mexican government auction of nationwide concessions to use 80 MHz of radio frequencies. These concessions give Unefon the right to use 30 MHz of bandwidth within the 1.9 GHz PCS frequency band and 50 MHz of bandwidth in the 3.4 GHz frequency range. The total purchase price, including accrued interest, that Unefon paid to the Mexican government for its initial wireless concessions was approximately Ps.3.2 billion (nominal) (US$342.1 million) (nominal). In 1999, Unefon won certain Mexican government auctions of nationwide concessions to use 112 MHz of bandwidth within the 7.0 GHz frequency and 112 MHz of bandwidth within the 38.0 GHz frequency. Unefon acquired these concessions for a total cost of approximately Ps.31 million (nominal) (US$3.3 million) (nominal). Unefon utilizes the 1.9 GHz PCS frequency band concession to provide its mobile wireless telecommunications services.

      As a part of a series of transactions commenced in November 2000, Operadora Unefon transferred its 3.4 GHz frequency concession to Operadora de Comunicaciones, S.A. de C.V. and transferred its 7.0 GHz frequency concession to Unefrecuencias, S.A. de C.V. As a part of these transactions, Cosmofrecuencias, a Mexican corporation 50% owned by an affiliate of Mr. Saba and 50% owned by the Company, acquired all of the capital stock of each of Operadora de Comunicaciones and Unefrecuencias. In addition, Operadora Unefon transferred to Frecuencia Movil, S.A. de C.V. the 38.0 GHz frequency concession. 38 GHTZ, S.A. de C.V., a Mexican corporation 100% owned by Mr. Salinas is expected to acquire all of the capital stock of Frecuencia Movil in 2003.

      RIGHTS TRANSACTION; SPIN-OFF

      The Company has previously announced plans to sell or spin-off its investment in Unefon. In October 2000, the Company granted rights to acquire all of the Unefon Series A shares that it owns pro rata to the holders of all of the Company's outstanding shares and to certain other of the Company's securities, for an aggregate exercise price of US$177.0 million. The grant of these rights remains subject to the filing and effectiveness of a registration statement with the Securities and Exchange Commission (the "SEC") that registers the Unefon Series A shares underlying the rights and the receipt of all applicable regulatory and third-party approvals. The rights to acquire the Unefon Series A shares were originally only exercisable on December 11, 2002, but in December 2002 the Company approved the change of the exercise date to December 12, 2003. In addition, in August 2002, the Company announced its intention to seek the approval of its shareholders to the spin-off of its investment in Unefon in the form of a distribution of all of the shares of Unefon that the Company owns pro rata to the Company's shareholders at no monetary cost. The spin-off was scheduled to become effective before the end of 2002, but has been postponed by the Company.

      GRUPO ELEKTRA DISTRIBUTION AGREEMENT

      In November 2000, Unefon entered into a 10-year agreement with Grupo Elektra, an affiliate of the Company, for the marketing, sales and distribution of its services in Grupo Elektra's national network of stores in Mexico. Grupo Elektra currently operates over 800 stores in Mexico. Grupo Elektra is the largest specialty retailing group, in terms of number of stores, in Mexico and one of the largest, in terms of number of stores, in Latin America, specializing in the sale of electronic appliances, white goods, furniture and fittings and casual wear.

      TV AZTECA ADVERTISING AGREEMENT

      In June 1998, Unefon and the Company entered into a 10-year advertising agreement pursuant to which the Company agreed to supply Unefon with advertising spots.

      The principal terms and conditions of the Company's agreement with Unefon, as amended, include:

..   The Company will supply Unefon with advertising spots totaling an aggregate of 120,000 gross rating points ("GRPs") over the term of the agreement, up to a maximum of 35,000 GRPs per year. For purposes of the agreement, GRPs equal the number of total rating points obtained in a 60 second transmission of commercial messages. Up to 30% of these GRPs may be used during prime-time, which is defined in the agreement as 7:00 p.m. to 11:00 p.m., Monday through Friday, and 6:00 p.m. to 11:00 p.m., Saturday and Sunday. Unefon can only use the GRPs through December 2009;

..   Unefon will pay the Company 3.0% of its gross revenues up to a maximum of
    US$200.0 million. As of December 31, 2002, the Company had broadcast Unefon advertisements having an aggregate value of Ps.147 million (US$14.1 million) pursuant to this agreement. The Company records revenue under the terms of the agreement as the GRPs are consumed on a rate schedule set forth in the agreement, which provides less expensive GRPs initially and more expensive GRPs over the term of the agreement. Pursuant to the agreement, Unefon has elected to defer payments due in 2000, 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004, with the first payment maturing in June 2003. The deferred payments accrue interest at an annual interest rate of 12%. Starting in 2003, Unefon's payments to the Company are due on a current basis. At December 31, 2002, the aggregate deferred payments equaled US$15.7 million (including interest); and

..   The Company's right to payment under the agreement is subject to compliance by Unefon with its payment obligations under its finance agreement.

..   Pursuant to the advertising agreement, Unefon's failure to pay advances will not be considered a default by Unefon under the agreement. However, the Company will be able to suspend the provision of advertising spots to Unefon after Unefon's continued failure to pay for one year.

      NORTEL FINANCE AGREEMENT

      In September 1999, Unefon entered into a finance agreement, a letter agreement, a procurement agreement, and certain other related agreements with Nortel. The procurement agreement obligated Nortel to supply Unefon with up to US$448.0 million of equipment, software and related engineering and other services. Under the finance agreement, Nortel agreed to provide Unefon with a multi-drawdown credit facility in an aggregate principal amount of up to US$618.0 million, divided into two separate tranches, to finance Unefon's payment obligations under the procurement agreement and its working capital needs. Borrowings made under the finance agreement were denominated in U.S. dollars and bear interest at a floating rate based on LIBOR. Unefon was required to repay the principal of the loans beginning in May 2003 and ending in November 2005. In addition, the finance agreement placed financial and operating restrictions on Unefon, including restrictions on its ability to pay dividends and enter into transactions with affiliates. Unefon's obligations under the finance agreement were secured by all of the shares, government concessions and other assets owned by Operadora Unefon, Unefon's principal operating subsidiary, and all of the shares of Servicios, Unefon's subsidiary that employs all of Unefon's employees. Operadora Unefon and Servicios are wholly-owned subsidiaries of Unefon.

      The first loan tranche under the finance agreement was in the amount of US$408.0 million, of which US$273.0 million was allocated for payments under the procurement agreement and US$135.0 million for working capital needs. Through December 31, 2002, Unefon had drawn down US$383.0 million from the first tranche. Unefon prepaid US$22.6 million of this amount in December 2000. The second loan tranche under the finance agreement was for US$210.0 million, of which US$175.0 million was to be for payments under the procurement agreement and US$35.0 million for working capital needs. The second tranche was to be made available on a dollar by dollar basis as Nortel syndicated amounts lent under the first tranche. An amount equal to US$25.0 million was available under the second tranche following a one-time optional prepayment of US$25.0 million under the first tranche, which was made by Unefon in September 2001. Pursuant to the letter agreement, Nortel was obligated to pursue syndication of the first tranche in a diligent and timely manner, applying its best efforts consistent with standards of commercial reasonableness. The second tranche was expected to be drawn by Unefon from May 2002 to May 2003. As of December 31, 2002, Unefon had drawn down only US$14.5 million from the second tranche and Nortel had not syndicated any portion of the first tranche. As of December 31, 2002, there was US$349.8 million outstanding under the finance agreement.

      Pursuant to certain amendments to the finance agreement, Nortel consented to and approved Unefon's revised business plan and agreed to allow Unefon to draw down additional financing under the finance agreement, conditioned upon the shareholders' undertaking to provide Unefon up to US$35.0 million in the event Unefon had liquidity shortfalls in 2001 or 2002, as described below. See "--The Company's Financial Commitments."

      As of June 16, 2003, Nortel assigned its rights and obligations under the finance agreement to Codisco. See "--Nortel Settlement."

      NORTEL PROCUREMENT AGREEMENT

      Under the procurement agreement, Nortel committed to supply Unefon with a Code Division Multiple Access ("CDMA") technology cellular network that operates in the 1.9 GHz frequency band within designated urban and suburban areas in Mexico. Under the agreement, Nortel was required to undertake all work and supply all goods and engineering services necessary for the manufacture, procurement, supply, delivery and installation of equipment, and testing, optimizing and commissioning of the network. The procurement agreement covered the deployment of a network capable of supporting at least 1.416 million subscribers. This network was to include switches, signaling transfer points, base transceiver stations, a transmission network based on microwave radios, metropolitan fiber optic rings, a national network operation center and regional operations centers and a call center. The network to be supplied also was to include all necessary software and other ancillary systems and supporting services to provide full system functionality in accordance with the network design plan prepared by Nortel. The network system was to include the capacity to deploy wireless and value-added and other intelligent network features, which include caller-ID, call waiting, two-way short messaging service and conference calling.

      In July 2002, Unefon and Nortel signed an agreement that upon taking effect was intended to settle disputes that had arisen in connection with Nortel's performance under the procurement agreement. Among other things, Nortel agreed to give Unefon US$51.9 million of credits and economic benefits. The effectiveness of these agreements was pre-conditioned on certain acts to be taken by Nortel.

      As of June 16, 2003, the procurement agreement between Unefon and Nortel was terminated and the parties entered into a new supply agreement. See "--Nortel Settlement."

      NORTEL SETTLEMENT

      Unefon and Nortel became engaged in a dispute over each party's compliance with the terms and conditions of the finance agreement, the procurement agreement and other related agreements entered into by the parties, which resulted in the filing of various legal actions by such parties. See "Item 10. Additional Information--Legal Proceedings--Unefon." On June 16, 2003, Unefon reached a settlement with Nortel, pursuant to which Unefon and Nortel released each other from all obligations arising out of the procurement agreement, finance agreement or any related agreements and terminated all actions and proceedings of any kind between the parties or involving the parties and their counsel, in the U.S. and Mexico. Unefon and Nortel also terminated the procurement agreement and entered into a new supply agreement. In connection with the settlement, Unefon paid an aggregate of US$43.0 million to Nortel to be applied to accounts receivable and to a reduction in the total amount of debt owed by Unefon to Nortel to US$325.0 million. In addition, Unefon agreed that in the event a change of control of Unefon occurs on or before December 15, 2005, it will pay US$25.0 million to Nortel. Change of control, for these purposes will be deemed to have occurred if Mr. Saba together with Adela Tuachi Michaw de Saba and/or the Company and/or Mr. Salinas Pliego and/or their respective affiliates, collectively, shall at any time beneficially own, directly or indirectly, in the aggregate less than 40% of the issued and outstanding shares of each class of voting stock of Operadora Unefon and its subsidiaries. Concurrently with the settlement, Codisco purchased the US$325.0 million debt of Unefon from Nortel. Nortel and Codisco entered into to an assignment and assumption agreement pursuant to which Codisco replaced Nortel as lender under the finance agreement, and Unefon's stock pledges in favor of Nortel were assigned to Codisco.

      Restructured Note

      In connection with the assignment of the Nortel finance agreement by Nortel to Codisco, Unefon issued a restructured note, dated June 16, 2003, in favor of Codisco in the amount of US$325.0 million, with interest due at a floating rate based on LIBOR plus 2.85%. Unefon is currently obligated to pay the restructured note in 6 consecutive semi-annual installments as follows: (i) US$15,919,434.17 on each of May 15 and November 15, 2003, (ii) US$31,513,981.93 on each of May 15 and November 15, 2004, (iii) US$113,710,244.07 on May 15, 2005
and (iv) US$116,309,335.36 on November 15, 2005. Unefon has announced that the term of this debt between Unefon and Codisco is to be amended to provide for, among other things, an extension of the maturity date until June 15, 2013.

      Supply Agreement

      In connection with the settlement, Unefon and Nortel entered into a new supply agreement under which Nortel will provide Unefon with machines, components, software and services, including, engineering, maintenance, installation, implementation, design, consulting, business planning, network planning and analysis. The new supply agreement has a term of five years. The supply agreement contemplates a US$100.0 million purchase commitment on Unefon's part, with a US$20.0 million annual minimum purchase requirement (unless Unefon has already met the US$100.0 million purchase volume commitment), with a target expenditure of US$40.0 million per year.

      THE COMPANY'S FINANCIAL COMMITMENTS

      In December 2000, in connection with certain modifications of Unefon's finance agreement with Nortel, the principal shareholders of Unefon, the Company and Mr. Saba, agreed in a shareholders' undertaking to provide Unefon up to US$35.0 million in the aggregate by way of either equity or subordinated debt in the event Unefon had liquidity shortfalls in 2001 or 2002. On December 20, 2002, Nortel notified the Company and Mr. Saba of its view that Unefon's non-payment of the August 2002 interest payment under the Nortel finance agreement triggered their joint and several obligation to make additional funds available to Unefon up to an aggregate amount of US$35.0 million as provided in the shareholders' undertaking. The Company and Mr. Saba disputed this assertion. See "Item 10. Additional Information--Legal Proceedings--Unefon." In connection with the settlement with Nortel, Nortel has released the Company and Mr. Saba from any obligation or liability in connection with this undertaking. However, as of May 31, 2003, TV Azteca and Mr. Saba had made loans to or on behalf of Unefon with an outstanding aggregate principal amount of US$35.8 million, US$19.1 million of which was paid by TV Azteca to Unefon and certain of its creditors.

      In July 2001, the Company and Mr. Saba announced their intention to provide credit support to Unefon for up to US$80.0 million each. As of May 31, 2003, the Company had paid US$17.7 million to Unefon and its creditors pursuant to this credit support and it had outstanding credit support obligations in the amount of US$12.1 million. The Company has terminated any further credit support to Unefon.

   INTERNET BUSINESS

      TODITO

      In February 2000, the Company acquired 50% of the capital stock of Todito, a Mexican company that operates a Spanish-language Internet portal (www.todito.com) and Internet connection service (www.toditocard.com and www.toditoilimitado.com) targeting Spanish speakers in the U.S. and Mexico. The Company also operates a corporate web site (www.tvazteca.com) that is hosted and managed by Todito and is used to promote the Company's talent and programs.

      Todito was launched in August 1999 by Grupo Dataflux, S.A. de C.V., a Mexican technology company that operates the largest network of computer training schools in Mexico. Grupo Dataflux also owns the remaining 50% of Todito's capital stock and is controlled by Guillermo E. Salinas Pliego, the brother of Ricardo B. Salinas Pliego, Chairman of the Board of the Company. Todito is one of the most visited sites by Mexican internet users (over 650,000 unique visitors per day) and also operates Mexico's leading pre-paid internet service provider, with over 150,000 users.

      In connection with its acquisition of the Todito capital stock, the Company entered into a five-year service agreement with Todito. The value of the service agreement was US$100.0 million at the time of the signing. The service agreement consisted of advertising time on the Company's networks, the exclusive online use of the Company's content by Todito and the use of the Company's sales force to promote Todito to the Company's advertising clients. The three components of the service agreement were valued at US$45.0 million, US$50.0 million and US$5.0 million, respectively, at the time of signing of the agreement. Under the service agreement, the Company agreed to provide Todito with advertising on its Azteca 7 and Azteca 13 networks totaling an aggregate of 78,000 GRPs. The GRPs contemplated by the agreement equal the number of commercial rating points obtained in a 60 second transmission of commercial messages. Todito has the right to use up to 30% of the advertising granted under the service agreement during the networks' prime-time hours. The Company has also granted Todito the exclusive right to distribute over the Internet the Company's internally produced programming during the term of the service agreement. Finally, the service agreement provides that the Company's sales force will be the exclusive seller of online advertising on www.todito.com for two years and that the Company's sales force will facilitate contacts between the Company's television advertising clients and Todito's online advertising sales force.

      In May 2001, Todito launched its pre-paid Internet access card, which functions like a pre-paid phone card. The cards range in price from Ps.100 for 15 hours of navigation to Ps.300 for 90 hours of navigation. The cards can be purchased online or at over 7,000 points of sale throughout Mexico. Since its introduction, monthly sales have grown from 5,310 cards in May 2001 to 25,537 cards in December 2002.

      Todito reported sales of Ps.103 million and Ps.151 million (US$14.5 million) for the years ended December 31, 2001 and 2002, respectively. Todito's sales are comprised of the sale of online advertising, the sale of its pre-paid internet connection cards and commissions from e-commerce transactions. Todito generated positive cash flow from operations of Ps.34 million and Ps.55 million (US$5.3 million) for the years ended December 31, 2001 and 2002, respectively.

CHANNEL 40

      In December 1998, the Company entered into a joint venture with Televisora del Valle de Mexico, S.A. de C.V. ("TVM") and TVM's subsidiary, Corporacion de Noticias e Informacion, S.A. de C.V. ("CNI"), for the operation of a television channel that broadcasts throughout the Mexico City metropolitan area on UHF Channel 40. In July 2000, CNI stopped broadcasting the Company's signal as required by its contractual obligations under the joint venture agreement. In response to CNI's actions, the Company filed several lawsuits in Mexico against TVM, CNI and Mr. Moreno Valle, seeking lost profits and the enforcement of its purchase option right under the joint venture to acquire up to 51% of the capital stock of TVM. See "Item 10. Additional Information--Legal Proceedings--TV Azteca--Channel 40."

MUSIC

      In May 1996, the Company formed Azteca Records to produce, market and distribute recorded music. The Company's strategy is to utilize its recording business to focus on the development and promotion of new Mexican talent and to take advantage of cross-promotional opportunities. Azteca Records released 33 recordings in 2000 and 48 recordings in 2001, including two soundtracks in 2000 to the Company's internally produced telenovelas. For the year ended December 31, 2002, Azteca Records released 54 recordings. Azteca Records' recordings are distributed in Mexico, pursuant to agreements between the Company and Sony Music Entertainment Mexico, S.A. de C.V., BMG Entertainment Mexico, S.A. de C.V. and Warner Music Mexico, S.A. de C.V., and internationally pursuant to agreements between the Company and several distributors, which vary depending on the territory of distribution. In each of the years ended December 31, 2000, 2001 and 2002, the Company's music business accounted for less than 1% of the Company's net revenue.

SOCCER TEAM

      In May 1996, the Company acquired a majority interest in the Club Atletico Morelia, a Mexican professional soccer team. The Club Atletico Morelia soccer team belongs to the 20-team First Division of the Mexican professional soccer league. Each year, the team plays 38 regular season games, half of which are home games. In the 2000 winter season, the Club Atletico Morelia won the Mexican Soccer Championship for the first time in its history. In the 2002 and 2003 winter seasons, Club Atletico Morelia was a finalist in the Mexican Soccer Championship.

TELEVISION CHANNEL 12 IN EL SALVADOR

      The Company owns a 75% interest in Canal 12 de Television, S.A., which owns and operates an over-the-air national television network in El Salvador. In the years ended December 31, 2000, 2001 and 2002, Canal 12 accounted for 1% of the Company's net revenue.

STRATEGIC ALLIANCES

      NBA Agreement

      Since 1993, the Company has had the exclusive right to broadcast NBA games in Mexico. In August 1995, the Company entered into an agreement with NBA Entertainment, Inc. This agreement, which has since been extended, gave the Company the exclusive right to broadcast NBA games in Mexico through the end of the 2002-2003 season. The Company also has a right of first refusal to renew its exclusive exhibition rights for the 2003-2004 season. In return for the broadcast rights, NBA Entertainment is entitled to a guaranteed minimum payment per season if net advertising revenue generated from NBA games is less than or equal to US$2.3 million. NBA Entertainment is entitled to receive an additional 50% of any net advertising revenue in excess of US$2.3 million.

      Buena Vista Agreement

      In October 2001, the Company entered into an exclusive three year license agreement with Buena Vista International, Inc., an affiliate of The Walt Disney Company. The agreement gives the Company the exclusive access to certain first-run movies, mini-series and special events, such as the Academy Awards.

COMPETITION

      General

      Broadcast television stations compete for advertising revenue and viewers with other television stations in their markets and other advertising media, such as radio, newspapers, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail, the Internet and home entertainment systems (including videocassette recorders, DVDs and television game devices). Broadcast television stations also face competition from cable television, MMDS, and DTH satellite services. These other programming, entertainment and video distribution systems can increase competition for broadcast television stations by bringing into its market distant broadcast signals not otherwise available to a station's audience and also by serving as distribution systems for non-broadcast programming.

      TV Azteca

      The Company's principal competitor in Mexico is Televisa. Televisa, through its subsidiaries, is the largest Spanish-language media company in the world. Televisa owns and operates Channels 2, 4, 5 and 9 in Mexico City, each of which, to varying degrees of coverage, is broadcast throughout Mexico. Televisa generated a substantial majority of Mexican television advertising sales in each of the last three years.

      According to IBOPE AGB Mexico, Televisa had a combined weekday, prime-time Mexican commercial audience share of 64%, 62% and 63%, during 2000, 2001 and 2002, respectively.

      Pay television services generally require an initial connection fee, as well as a periodic subscription fee, but offer both a higher quality picture than traditional, over-the-air television broadcasts and a larger number of channels to choose from. Under current Mexican law, cable television services, but not DTH satellite services or MMDS, are required to include over-the-air television channels in a basic package of channels offered to subscribers. DirecTV, a DTH service provider, carries the soccer games broadcast by the Azteca 7 and Azteca 13 networks throughout Mexico pursuant to an arrangement with the Company. Many pay television services are offered by companies that are backed by large, multinational media conglomerates with substantial resources. Televisa is a partner in a multinational venture to provide DTH services in Mexico and elsewhere. According to IBOPE AGB Mexico, the penetration of pay television as of July 31, 2002 was approximately 14.5% of all television households. The Company believes that pay television consumers are concentrated in the Mexico City metropolitan area and along the U.S.-Mexico border.

      Azteca America Network

      Univision and Telemundo are the main competitors of the Azteca America Network in the U.S. Spanish-language television market. Both Univision and Telemundo have already established networks in the U.S. television markets that Azteca International targets or intends to target. According to industry reports, currently, Univision has an approximate 73% market audience share and Telemundo has an approximate 27% market audience share. Univision also owns Galavision, a Spanish-language cable network that, in 2002, according to Univision, serves approximately 5.7 million Hispanic cable and direct broadcast system subscribers, and, according to Nielsen Media Research, reaches 90% of all Hispanic households. In addition, in January 2002, Univision launched the Telefutura network, a Spanish-language network which can be seen on 42 over-the-air television broadcast stations in addition to cable systems nationwide. According to Univision, at its launch Telefutura reached approximately 80% of the U.S. Hispanic population.

      Each of Telemundo and Univision has a larger network of affiliates and greater financial resources than Azteca International. In addition, each of these competitors has certain programming advantages over Azteca International. In 2002, NBC acquired Telemundo. As part of the acquisition, NBC provides Telemundo with the rights to broadcast NBC's programming in the U.S. Spanish-language television market. Moreover, Univision has a long-term program license agreements with Televisa and Corporation Venezolana de Television, C.A., another prominent producer of Spanish-language programming. These agreements provide Univision with a significant amount of quality programming that can be used to attract and retain U.S. Hispanic viewers.

      The Azteca America Network also competes with English-language broadcasters that also broadcast Spanish-language programming and simulcast certain programming in English and Spanish for their U.S. Hispanic viewers. These competitors include the four principal English-language television networks, ABC, CBS, NBC and Fox, and, in certain cities, the UPN and WB networks.

      Unefon

      Unefon faces significant competition from Radiomovil Dipsa, S.A. de C.V., commonly known as Telcel, in each region in which it operates. As a former wholly-owned indirect subsidiary of Telefonos de Mexico, S.A. de C.V. ("Telmex"), Mexico's largest telephone company, Telcel has significantly greater financial and other resources than those available to Unefon. Telcel has nationwide cellular and PCS concessions and a nationwide cellular network that offers broader coverage than Unefon's network. Telcel also has the ability to use Telmex's installed telecommunications systems. As of December 31, 2002, according to industry reports, Telcel had approximately 20.1 million subscribers, representing approximately 75% of the Mexican mobile telecommunications market. Unefon also competes with cellular service providers such as Grupo Iusacell, S.A. de C.V. ("Grupo Iusacell"), which is currently controlled by Verizon Wireless, a U.S. based telecommunications company. However, Movil Access, S.A. de C.V., a Mexican telecommunications service provider and subsidiary of Biper, S.A. de C.V. ("Biper"), a paging company controlled by Ricardo B. Salinas Pliego, announced on June 13, 2003 that it has agreed to make an offer to acquire 100% of the capital stock of Grupo Iusacell. According to Iusacell, as of December 31, 2002, it had approximately 2.3 million subscribers representing approximately 9% of the Mexican mobile telecommunications market. Unefon also faces competition from Telefonica Moviles Mexico, a company owned by Telefonica S.A., which also provides mobile services. According to Telefonica, as of December 31, 2002, Telefonica Moviles Mexico had approximately 2.4 million subscribers, representing approximately 9% of the Mexican mobile telecommunications market.

REGULATION

      TV AZTECA

      Concessions

      Under the Ley Federal de Radio y Television ("Mexican Federal Radio and Television Law"), a television broadcaster must have a concession granted by the SCT to broadcast over a particular frequency. A concession comprises one or more licenses, each of which gives the concession holder the right to operate a television transmitter at a certain location. Each concession specifies, among other things, the authorized signal strength of the concession holder's transmitter and the principal populations in its broadcast range. In addition, the SCT may grant the concession holder separate supplemental authorizations to operate transmitters within the areas covered by the primary licenses contained in the concession. Supplemental authorizations are granted in order to allow the concession holder to broadcast its signal to populations that are inaccessible to the transmitters located where required by the licenses contained within the concession. Supplemental authorizations may also be granted in response to a petition from local residents in an area within the area covered by the concession.

      The Company has 11 concessions for 179 channels. Nine of these concessions relate to the Azteca 7 network and together comprise 88 channels for primary transmission locations throughout Mexico. The Company has also obtained 83 supplemental authorizations related to the Azteca 7 network. For the Azteca 13 network, the Company has a single concession that comprises 90 licenses for primary transmission locations throughout Mexico, and has 99 related supplemental licenses. The Company also has a separate concession for a single primary transmission location related to the network in the state of Chihuahua. The SCT has authorized, for a two-year period subject to renewal, the Company's operation for experimental and investigative purposes of Channel 53, a high definition digital television channel in Mexico City, to retransmit the programming of Channel 13 in Mexico City. The Company has also obtained the authorization of the SCT to install and operate equipment to improve broadcast signal quality and coverage.

      Applications to acquire a concession are submitted to the SCT, which conducts a formal review process of all competing applications, then publishes a summary of the selected application (followed by a second publication of such summary after 10 days). For a 30-day period following the second publication, third parties may object to the granting of the concession. After the expiration of a 30-day period, the SCT grants the concession to one applicant. The term of the concession may be for up to 30 years, with most terms currently being for 15 years.

      The SCT may revoke a concession if the concession holder takes any of the following actions:

..     changes the location of its transmission equipment without the approval of the SCT;

..     broadcasts over a frequency other than the ones assigned without the approval of the SCT;

..     transfers the concession, the rights derived therefrom, or any of the transmission equipment related thereto without the approval of the SCT;

..     suspends transmission from its anchor station for a period greater than 60 days;

..     takes any action that is in contravention of the terms of its concessions;

..     changes its by-laws in contravention of the Mexican Federal Radio and
      Television Law;

..     transfers, pledges or encumbers to, or for the benefit of, any foreign party in any way, in whole or in part, the concession or any of the rights arising thereunder or any of the transmission equipment associated therewith;

..     provides goods or services associated with the concession to enemies in time of war;

..     changes its jurisdiction of incorporation to a jurisdiction outside
      Mexico; or

..     requests protection of a foreign government, entity or individual.

      If a concession is revoked for any of the foregoing reasons, the concession holder forfeits all of its assets to the Mexican government. If a concession is revoked for any other reason, the concession holder must remove all of its broadcast assets from its licensed locations. If this occurs, however, the Mexican government has the right to purchase those assets for a fair price determined by an independent appraiser. None of the Company's concessions has ever been revoked.

      Concessions are renewable by the concession holder upon their expiration for a term of up to 30 years (with 10 years currently being standard). The SCT will generally renew the concessions upon expiration, so long as they have been operated in substantial compliance with applicable law. Seven of the concessions for the Azteca 7 network expire on April 29, 2006. One of the concessions for the Azteca 7 network, comprising 22 licenses for primary transmission locations in the Northwest of Mexico, expires on September 29, 2006. The concession for the Azteca 13 network expires on May 9, 2008. The Company's Chihuahua concession was renewed on January 26, 2000 and expires on July 2, 2009.

      Supervision of Operations

      The SCT and the Secretaria de Gobernacion ("Ministry of the Interior") have the right to conduct inspections of a concession holder's broadcasting operations.

      Television programming is not subject to judicial or administrative censorship in Mexico. However, Mexican law and regulations prohibit programs that:

..     are offensive to the civic culture of national heroes and religious beliefs (ofensivo para el culto civico);

..     are racially discriminatory (discriminatorio para las razas);

..     cause corruption of the language (corrupcion del lenguaje);

..     are contrary to public decency (contrarias a las buenas costumbres);

..     glorify violence or criminal acts (apologia de la violencia o del crimen);
      or

..     threaten national safety, public order or cause alarm or panic to the audience.

      Under Mexican regulations, the Direccion General de Radio, Television y Cinematografia ("Mexican General Directorate of Radio, Television and Cinematography"), a department of the Ministry of the Interior, reviews all television programming (except for live programs) prior to broadcast and classifies it according to the age group for which the programming is acceptable for viewing. Unless otherwise authorized by the Ministry of the Interior, programs classified for adults may be broadcast only after 10:00 p.m.; programs classified for adults and adolescents may be broadcast only after 9:00 p.m.; programs classified for all age groups, including children, may be shown at any time. Violations of these regulations are punishable by fines ranging from an amount in pesos equivalent to between 500 and 5,000 days' minimum wages in the Federal District, effective as of the date on which such violation, if any, occurs. Mexican regulations also require that the retransmission of broadcasts from outside Mexico or broadcasts in a foreign language be pre-approved by the Ministry of the Interior. In connection with such broadcasts, the Mexican government imposes a fee for each hour of retransmitted non-Mexican programming that is so authorized, an annual fee for each channel in which the majority of the programming is produced abroad, and, in some circumstances, a fee for each non-Mexican-produced broadcast event. The effect of these fees on the Company has not been material in the past.

      Each concession holder is obligated to transmit up to 30 minutes of government-supplied programming each day containing themes for purposes of education, culture, and social orientation. Historically, the Mexican government has not used a significant portion of this time. In addition, during political campaigns all registered political parties have the right to purchase time to broadcast political messages at rates not higher than those available for commercial advertising.

      Restrictions on Advertising

      Mexican law regulates the type and amount of advertising that may be broadcast on television. Concession holders are prohibited from broadcasting advertisements that are misleading. Advertisements for alcoholic beverages (other than beer and wine) may be broadcast only after 10:00 p.m. and advertisements for tobacco products may be broadcast only after 9:00 p.m. Advertising for alcoholic beverages must not be excessive in amount, feature minors or portray actual consumption of alcoholic beverages and must be balanced by public service announcements promoting good nutrition and hygiene. Advertisements for certain products and services, including medicine, require the approval of the Mexican government prior to their broadcast. Moreover, the Mexican government must approve all advertisements for lotteries and other similar games of chance.

      Mexican law also regulates the amount of advertising that a concession holder may broadcast. No more than 18% of broadcast time may be used for advertisements on any day. Furthermore, from 8:00 p.m. until a concession holder ceases broadcasting for the day, the amount of broadcast time dedicated to advertising may not exceed 50% of the concession holder's total permissible advertising time. Station identification breaks have a maximum duration of two minutes and may occur once every half hour except during events whose interruption would inconvenience viewers. During films, telenovelas and other programs that have dramatic continuity, commercial interruptions may not be more than six per hour of program transmission and each interruption may not exceed two minutes in duration. If a program does not have dramatic continuity, commercial interruptions may not be more than 10 per hour, with each lasting no longer than one and a half minutes. The Ministry of the Interior may authorize a concession holder to temporarily increase the duration of commercial breaks. In the past, the Company has secured such authorizations for broadcasts during the Christmas season.

      The SCT sets minimum advertising rates. There are no restrictions on maximum advertising rates.

      Broadcast Tax

      In addition to paying income taxes, all concession holders are subject to a tax that is payable by granting the Mexican government the right to use up to 12.5% of the concession holder's total daily broadcast time. This government broadcast time is not cumulative; any broadcast time not used by the Mexican government on any day is forfeited. As with the 30 minute requirement referred to under "--Supervision of Operations" above, the Mexican government historically has not used a significant portion of the time available to it. In any event, the use of the time must be distributed on a proportional and equitable basis throughout the concession holder's daily programming but must not have a materially adverse effect on the business of the concession holder.

      Foreign Ownership

      There are certain restrictions on the ownership by non-Mexicans of shares of Mexican enterprises in some economic sectors, including broadcast television. Under Mexico's Ley de Inversion Extranjera ("Foreign Investment Law") and the Mexican Federal Radio and Television Law, foreign investors (including Mexican companies with foreign shareholders) may not own the capital stock of Mexican broadcasting concession holders (other than through "neutral investment" shares or instruments, such as CPOs).

      Border Stations

      Transmissions from television stations located along the U.S.-Mexican border are governed by a bilateral treaty signed by the governments of the two countries. The Agreement for the Assignment and Use of Channels for Television on the Frequency Range of 470-806 MHz Along the Border of Mexico and the United States sets criteria that all border stations must meet regarding permissible transmitter strength, antenna height and distance from the border. The Company believes that it is in compliance with all aspects of the treaty.

      AZTECA AMERICA NETWORK

      FCC Regulation--General

      The U.S. communications industry, including the operation of broadcast television networks and stations, is subject to substantial federal regulation, particularly pursuant to the Communications Act of 1934, as amended, and the rules and regulations promulgated thereunder by the FCC (the "Act"). This Act empowers the FCC to, among other things, regulate certain aspects of broadcast programming and the relationship between broadcast television networks and their affiliated broadcast television stations.

      Alien Ownership of Broadcast Television Stations

      The Act prohibits the issuance of a broadcast license to, or the holding of a broadcast license by, an alien corporation, which is any corporation of which more than 20% of the capital stock is beneficially or nominally owned or voted by non-U.S. citizens or their representatives or by a foreign government or a representative thereof, or by any corporation organized under the laws of a foreign country, or aliens. The Act also authorizes the FCC, if the FCC determines that it would be in the public interest, to prohibit the issuance of a broadcast license to, or the holding of a broadcast license by, any corporation directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is beneficially or nominally owned or voted by aliens. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to ownership in corporations held through other forms of business organizations, including partnerships.

      Other Broadcast Television Regulation

      The FCC substantially regulates television broadcast stations, which generally must apply to the FCC for renewal of their licenses every eight years. Renewal will be granted to the extent that the FCC finds that (i) the station has served the public interest; (ii) there have been no serious violations by the licensee under the Act described above or the FCC rules; and (iii) there have been no other violations by the licensee of such Act or the FCC rules which, taken together, indicate a pattern of abuse. The FCC also administers other aspects of broadcast television regulation, including the following: restrictions on the ownership of multiple media outlets in one market, or on a national basis; limits on the amount of commercial advertising during children's programming; requirements that stations air a certain amount of informational or educational programming directed at children; restrictions on "indecent" programming; and requirements affecting the availability and cost of political advertising time. In addition, FCC rules governing network affiliation agreements mandate that a television broadcast station licensee retain the right to reject or refuse network programming in certain circumstances, or substitute programming that the licensee reasonably believes to be of greater local or national importance. Violations of FCC rules and regulations can result in substantial monetary forfeitures, periodic reporting conditions, short-term license renewal and, in egregious cases, denial of license renewal or revocation of license.

      Other Regulatory Considerations

      The foregoing does not purport to be a complete discussion of all provisions of the Act referenced or other congressional acts or of the rules, regulations and policies of the FCC. For further information, reference should be made to the Act itself, other congressional acts, and rules, regulations and public notices promulgated from time to time by the FCC. There are additional regulations and policies of the FCC and other federal agencies that govern political broadcasts, public affairs programming, broadcast advertising and other matters affecting the Company's U.S. business and operations.

      UNEFON

      Telecommunications Regulation and Concessions

      The Mexican government instituted a number of policies commencing in the late 1980s to liberalize and deregulate important sectors of the Mexican economy, including the telecommunications industry. The Mexican government has sought to increase competition in the provision of local, domestic long-distance and international long-distance telephony services, which have historically been dominated by Telmex.

      Telecommunications systems in Mexico are regulated by the SCT and the Comision Federal de Telecomunicaciones ("Cofetel"), the Mexican federal commission for telecommunications, pursuant to the Ley Federal de Telecomunicaciones ("Mexican Federal Telecommunications Law"), the Reglamento de Telecomunicaciones ("Telecommunications Regulations") and the Ley de Vias Generales de Comunicacion ("Mexican General Means of Communications Law"). In this respect, some of the rules set forth in the General Means of Communications Law, the Telecommunications Regulations and the rules promulgated thereunder remain effective if they are not inconsistent with the Federal Telecommunications Law and the rules promulgated under that law. All of these laws and regulations, together, complemented by Cofetel's administrative regulations, define the regulatory structure applicable to the nationwide telecommunications infrastructure and the supply of telecommunications services in Mexico. In addition to these laws, telecommunications companies are also individually bound by the terms and conditions of their respective concessions or permits granted by the SCT.

      Under the Federal Telecommunications Law and the Foreign Investments Law, concessions may be granted only to Mexican individuals and to Mexican corporations whose foreign investment participation does not exceed 49% of the capital stock or who are not otherwise controlled by non-Mexicans. However, foreign investment participation may exceed 49% of the capital stock of a wireless concession holder with the prior approval of the Mexican Foreign Investment Commission of the Mexican Ministry of Economy. Unefon has received a conditional approval to allow greater than 49% foreign investment participation in Unefon.

      Under the terms of most concessions, an authorization from the SCT is required in order for a concession holder to transfer or subscribe more than 10% of its corporate capital. Any transfer of capital or issuance of shares in breach of these requirements, including the limits on foreign investment, is deemed null and void under Mexican law. The transfer of an existing concession from one operator to another operator also requires the approval of the SCT, as well as approval of the Mexican Antitrust Commission, if applicable. The concession holder may not assign its rights during the first three years following the award of the concession. After this period, assignment is subject to the prior approval of the SCT.

PROPERTY

      Broadcasting, Production and Office Facilities

      The properties of the Company primarily consist of broadcasting, production and office facilities, all of which are located in Mexico. The Company's principal offices, comprised of 42,250 square meters, which it owns, are located in Mexico City.

      The Company owns and operates all of its 323 broadcast facilities (buildings and transmission towers) and all of the transmission equipment located at those facilities. Approximately 31% of the sites upon which these broadcast facilities are located are owned by the Company and the remainder are leased. From the time of its privatization through December 31, 2002, the Company has invested approximately Ps.781 million in purchasing new transmitters.

      In February 2000, the Company, together with its subsidiary, Television Azteca, entered into a 70-year tower project agreement (the "Tower Agreement") with a Mexican subsidiary of American Tower Corporation ("ATC") regarding space not used by the Company in its operations. This agreement, which was approved by the SCT, covers up to 190 of the Company's broadcast transmission towers. In consideration for the payment of a US$1.5 million annual fee and for a loan of up to US$119.8 million under the ATC Long-Term Credit Facility (as defined under "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources"), the Company granted ATC the right to market and lease the Company's unused tower space to third parties (including affiliates of the Company) and to collect for ATC's account all revenue related thereto. The Company retains full title to the towers and remains responsible for the operation and maintenance thereof. After the expiration of the initial 20 year term of the ATC Long-Term Credit Facility, the Company has the right to purchase from ATC at fair market value all or any portion of the revenues and assets related to ATC's marketing and leasing rights at any time upon the proportional repayment of the outstanding principal amount under the ATC Long-Term Credit Facility.

      The Company's television production operations are concentrated in two production studio facilities owned by the Company and located in Mexico City: the Ajusco Studios facility and the Azteca Digital facility. Ajusco Studios is located on the same site as the Company's principal offices.

      The Company acquired an additional office building in Mexico City in 1997, located adjacent to its principal offices, for approximately US$25.9 million with a mortgage loan that is scheduled to mature on November 20, 2003. The Company has relocated part of its programming operations to the new building and rented a portion to third parties. One of the towers of this building is currently being leased to Unefon pursuant to a 10 year lease agreement dated May 22, 1998 that is renewable for an additional 10 years upon notice of at least 180 days prior to expiration. The annual rent under the Unefon lease is approximately US$2.5 million. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Agreements between TV Azteca and Unefon."

      In October 2001, the Company acquired additional real estate in Mexico City, located adjacent to its principal offices, for approximately US$4.0 million. The Company is building a new parking lot for its employees on this property.

      Satellites

      The Company uses satellite technology to transmit the signals of its two anchor stations throughout Mexico and to transmit signals from mobile units to its anchor stations in Mexico City. In January 2000, the Company entered into a 10 year lease of transponder capacity on the satellite SatMex 5 owned by Satelites Mexicanos, S.A. de C.V. Satellite signals transmitted using SatMex 5 reach Mexico, the U.S., Central America and South America. The annual rent for the use of the transponder capacity is approximately US$614,000.

      Insurance

      The Company maintains comprehensive insurance coverage that covers its offices, equipment and other property, subject to customary deductibles and limits against damage due to natural disasters or other similar events.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, and the related notes to those statements included elsewhere herein.

      The Company's financial statements have been prepared in accordance with Mexican GAAP, which differs in some respects from U.S. GAAP. Note 17 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of its results of operations, stockholders' equity and certain other selected financial data for the years ended December 31, 2000, 2001 and 2002. Pursuant to Mexican GAAP, financial data for all periods in the financial statements have been restated in constant pesos as of December 31, 2002. Bulletin B-12 issued by the MIPA requires that the statement of changes in financial position reflects changes from the restated historical balance sheet to the current balance sheet.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      The Company's Operating and Financial Review and Prospects is based upon the Consolidated Financial Statements, which have been prepared in accordance with Mexican GAAP. The use of Mexican GAAP as opposed to U.S. GAAP has an impact on the Company's Critical Accounting Policies and Estimates. The application of U.S. GAAP would have affected the determination of consolidated net (loss) income for all periods in the financial statements and the determination of consolidated stockholders' equity and consolidated financial position as of December 31, 2002. Note 17 to the Consolidated Financial Statements provides a reconciliation to U.S. GAAP of the Company's results of operations, stockholders' equity and certain other selected financial data for the years ended December 31, 2000, 2001 and 2002.

      The preparation of its financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, valuation of long-lived and intangible assets and goodwill, exhibition rights, reserve for obsolescence, income taxes, deferred income taxes, labor benefits, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

      REVENUE RECOGNITION

      Revenue for the Company is derived primarily from the sale of advertising time on a national, spot and local basis and is net of commissions. The Company earned a majority of its advertising revenue in 2000, 2001 and 2002 pursuant to advertising contracts under its Azteca Plan and Mexican Plan. These contracts generally require the advertiser to deposit a portion of the purchase price of the advertising time at the time the advertiser executes a contract. A significant percentage of these contracts are commitments for advertising over a period of approximately one year. From time to time, the Company enters into barter transactions with third parties in which it exchanges advertising time for goods, services and other assets, a significant portion of which are used in the Company's operations. With respect to barter transactions, the Company values these transactions based on the estimated fair market value of the goods, services or other assets received by the Company. Such transactions accounted for approximately 2% of the Company's net revenue for the year ended December 31, 2002.

      On the date the advertising contract is signed, the Company records cash or other assets, as the case may be, as an asset on its balance sheet and the amounts due and its obligation to deliver advertising as advertising advances, which are recorded as a liability on its balance sheet. These advertising advances are recognized as revenue at the time, and to the extent, the advertisements are shown.

      The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Each customer is analyzed on a case by case basis. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

      EXHIBITION RIGHTS

      The cost of the exhibition rights are amortized on varying bases related to the license period, usage of the programs and management's estimate of revenue to be realized from each airing of the programs. The cost of exhibition rights acquired is amortized as the programming and events are broadcast and on an accelerated basis when the rights relate to multiple broadcasts. Costs of internally produced programming, including reality programming, are amortized when the programs are initially aired. Alternatively, the costs of telenovelas are amortized on the following schedule: (a) 70% is amortized when the telenovela is first aired and (b) 30% is amortized over a period of four years and represents management's estimate of exhibition rights necessary to meet demand in the U.S., Latin America, Europe, Asia and Africa. The Company bases its estimates on historical experience and on various other assumptions. If actual results differ from these estimates, there may be an adverse effect on the Company's financial results.

      INTANGIBLE ASSETS AND GOODWILL

      In December 2001, the Accounting Principles Commission of the MIPA issued Statement C-8 "Intangible Assets," ("Statement C-8"), which went into effect January 1, 2003. On January 1, 2002, the Company adopted Statement C-8. Under Statement C-8, the intangible assets must be recognized on the balance sheet when they meet the following characteristics: (a) they are identifiable, (b) they have the ability to generate future economic benefits and (c) the company has the ability to control future economic benefits. The amortization of intangible assets would be allocated on a systematic basis over the assets' estimated useful lives, unless the intangible assets are determined to have an indefinite useful life based on their expected future economic benefits. The intangible assets should be tested for impairment annually and an impairment loss would be recognized in the event that the carrying amount of the intangible asset is not recoverable based on estimated cash flow of operating activities. As a result of the adoption of Statement C-8, the Company determined that its television concessions qualified as indefinite useful life intangible assets. Accordingly, the Company no longer amortizes these concessions. Prior to January 1, 2002, the Company's television concessions were amortized by the straight-line method over the duration of the relevant concession.

      DEFERRED TAXES

      As part of the process of preparing its Consolidated Financial Statements, the Company is required to estimate its income taxes. This process involves estimating the Company's actual current tax exposure together with assessing temporary differences resulting from differing tax and accounting treatment of items such as advertising advances, exhibitions rights and inventories, television concessions, property, machinery and equipment and tax loss carryforwards. These differences result in deferred tax assets and liabilities which are included within the Company's consolidated balance sheet. The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent the Company believes that recovery is not likely, it must establish a valuation allowance. To the extent the Company establishes a valuation allowance or increase this allowance in a period, it must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining the Company's provision for income taxes, the Company's deferred tax assets and liabilities and any valuation allowance recorded against the Company's net deferred tax assets.

      UNEFON INVESTMENT

      In October 2000, the Company granted rights to acquire all of the Unefon Series A shares that it owns pro rata to the holders of all of the Company's outstanding shares and to certain other of the Company's securities, for an aggregate exercise price of US$177.0 million. The grant of the rights to acquire the Unefon Series A shares was subject to receiving the consent of the holders of the TV Azteca Notes and the Azteca Holdings 11% Senior Secured Notes due 2002 ("11% Notes"). On March 27, 2001, the Company and Azteca Holdings obtained these consents and paid a fee totaling Ps.121,328 (nominal) to certain holders of the 11% Notes and TV Azteca Notes, of which Ps.109,009 (nominal) was recorded as part of the Company's total investment in Unefon. The grant of the rights remains subject to the filing and effectiveness of a registration statement with the SEC that registers the Unefon Series A shares underlying the rights and the receipt of all applicable regulatory and third-party approvals. The rights to acquire the Unefon Series A shares were originally only exercisable on December 11, 2002. However, in December 2002, the Company approved the change of the exercise date to December 12, 2003. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--TV Azteca Rights Transactions--Unefon."

      As a result of the grant of the rights to acquire the Unefon Series A shares in October 2000, the Company stopped recognizing its participation in the losses of Unefon. Accordingly, at December 31, 2002, the Company's investment in Unefon reflected the net book value of the investment at the date of the decision to dispose of the investment. In the event that the disposition of the Unefon Series A shares is not completed or if the likelihood of the completion of the transaction is deemed too remote, the Company will be required to record the differences between the book value of the investment and the value of the investment under the equity method of accounting, which may result in the Company's recognition of additional losses. For example, if this adjustment had been made at December 31, 2002, the Company would have recognized additional losses equal to Ps.405 million (US$39.0 million).

      CONTINGENT LIABILITIES

      The Company is a party to certain legal proceedings. Under Mexican and U.S. GAAP, liabilities are recognized in the financial statements when a loss is both estimable and probable. If the loss is neither probable nor estimable or if the likelihood of a loss is remote, no amounts are recognized in the financial statements. Based on legal advice the Company has received from its Mexican counsel and other information available to the Company, it has not recognized any losses in the financial statements as a result of these proceedings.

EFFECTS OF THE PESO DEVALUATION AND INFLATION

      GENERAl

      The Mexican government's decision in December 1994 to significantly increase the range within which Mexican pesos would be exchanged for U.S. dollars and to subsequently permit the peso to float freely against the U.S. dollar caused a significant devaluation of the peso against the U.S. dollar. The devaluation produced a number of adverse effects on the Mexican economy that, in turn, adversely affected the financial condition and results of operations of the Company. Interest rates in Mexico increased substantially, thus increasing the cost of borrowing. In addition, in response to the adverse effects of the devaluation, the Mexican government established an economic recovery program designed to tighten the money supply, increase domestic savings, discourage consumption and reduce public spending generally. Foreign investment in Mexico by private sources declined significantly.

      Economic conditions in Mexico generally improved in 1998, 1999 and 2000, with gross domestic product ("GDP") increasing by 4.8%, 3.8% and 6.9%, respectively. However, in 2001, GDP decreased 0.3%. For the year ended December 31, 2002, GDP grew by 0.9%. Interest rates on 28-day Mexican government treasury securities averaged 24.8%, 21.4% 15.3%, 11.3% and 7.1% in 1998, 1999, 2000, 2001
and 2002, respectively.

      Inflation during 1998, 1999, 2000, 2001 and 2002 was 18.6%, 12.3%, 8.9%,
4.4% and 5.7%, respectively. In 1998, the peso weakened to Ps.8.914 per U.S. dollar at December 31, 1998, a 10.5% decrease in value from December 31, 1997. In 1999, the peso weakened to Ps.9.500 per U.S. dollar on December 31, 1999, a 6.6% decrease in value from December 31, 1998. In 2000, the peso weakened to Ps.9.650 per U.S. dollar at December 31, 2000, a 1.6% decrease in value from December 31, 1999. In 2001, the peso strengthened to Ps.9.160 per U.S. dollar at December 31, 2001, a 5.1% increase in value from December 31, 2000. In 2002, the peso weakened to Ps.10.395 per U.S. dollar at December 31, 2002, a decrease of 13.5% in value from December 31, 2001.

      U.S. DOLLAR-DENOMINATED OPERATING COSTS

      The Company has significant operating costs in U.S. dollars, principally due to the cost of its purchased programming and the leasing of satellite transponder capacity. During the years ended December 31, 2000, 2001 and 2002, the cost of purchased programming and the leasing of satellite transponder capacity represented 21%, 20% and 22%, respectively, of the Company's total costs and expenses.

      COMPREHENSIVE FINANCING COST

      Interest expense. Interest on the Company's U.S. dollar-denominated indebtedness exposes it to exchange rate fluctuations, with the peso cost of interest payments on such indebtedness increasing as the peso's value declines against the U.S. dollar and decreasing when the peso's value appreciates against the U.S. dollar. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

      Interest income. Interest income is positively affected by inflation as the Company receives higher rates of return on its temporary investments, which are primarily fixed short-term peso deposits in Mexican banks.

      Exchange (loss) gain. The Company records a foreign exchange gain or loss with respect to U.S. dollar-denominated monetary assets or liabilities when the peso appreciates or depreciates in relation to the U.S. dollar. The Company's U.S. dollar-denominated monetary liabilities, which principally consist of U.S. dollar-denominated indebtedness and accounts payable with respect to exhibition rights, substantially exceed its U.S. dollar-denominated monetary assets, which principally consist of U.S. dollar bank deposits. As a result, the Company has recorded a foreign exchange loss during each period in which the peso depreciated in relation to the U.S. dollar and a foreign exchange gain during each period in which the peso appreciated in relation to the U.S. dollar.

      Other financing expense. The Company has investments in a portfolio of equity and cash equivalent instruments that from time to time increase or decrease in value due to market conditions. When there are gains in the value of the Company's portfolio investments, the Company's other financing expense decreases, while conversely a decrease in the value of the Company's portfolio investments results in an increase in the Company's other financing expense. In addition, other financing expense also reflects annual amortization of capitalized debt issuance costs.

      Gain or loss on monetary position. The Company records gains or losses from holding net monetary liabilities or assets due to the effect of inflation. A gain on monetary position results from holding net monetary liabilities during periods of inflation, as the purchasing power represented by nominal peso liabilities declines over time. As of December 31, 2000, 2001 and 2002, the Company had approximately US$696.9 million, US$705.8 million and US$674.5 million, respectively, of monetary liabilities denominated in U.S. dollars. Approximately US$616.4 million, US$609.6 million and US$585.8 million of such monetary liabilities, respectively, represented outstanding indebtedness of the Company for borrowed money, which constituted all of its outstanding indebtedness at those dates. The Company's U.S. dollar-denominated monetary assets as of December 31, 2000, 2001 and 2002 amounted to approximately US$307.6 million, US$357.2 million and US$491.9 million, respectively. Accordingly, since the Mexican economy experienced inflation and the Company's monetary liabilities exceeded the Company's monetary assets in 2000, 2001 and 2002, the Company recorded a gain on monetary position in each of those periods.

      ADVERTISING ADVANCES

      Advertising advances are non-monetary liabilities because they represent the Company's obligation to perform services in the future. As a result, the amount of advertising advances on the balance sheet is restated using the NCPI in order to reflect the effects of inflation. There is also a restatement of the corresponding revenue when it is recognized. This effect resulted in increases of Ps.261 million, Ps.186 million and Ps.220 million (US$21.2 million) in net revenue for the years ended December 31, 2000, 2001 and 2002, respectively.

PRE-SALES OF ADVERTISING TIME

      For the years ended December 31, 2000, 2001 and 2002, 59%, 73% and 69%, respectively, of the Company's net revenue was attributable to pre-sales of advertising time made prior to that year. At December 31, 2000, pre-sales of advertising time for 2001 amounted to Ps.4,457 million, which represented a 20% increase over pre-sales of advertising time for 2000 recorded in 1999. At December 31, 2001, pre-sales of advertising time for 2002 amounted to Ps.4,640 million, which represented a 4% increase over pre-sales of advertising time for 2001 recorded in 2000. At December 31, 2002, pre-sales of advertising time for 2003 amounted to Ps.4,446 million (US$427.7 million), representing a 4% decrease compared to pre-sales of advertising time for 2002 recorded in 2001. Pre-sales of advertising time recorded in 2002 were lower due to the expiration of certain multi-year advertising contracts.

2001 PRICE INCREASES

      The Company implemented a new pricing plan in 2001 pursuant to which the Company achieved a 42% average nominal rate increase over the average nominal rates charged in 2000. This rate increase was phased in quarterly during 2001. The rate increases were higher than the inflation rate for each of the quarterly periods in which rates were raised. The Company believes these rate increases resulted in a reduction of the Company's total advertising time sold because most advertisers have a limited advertising budget. The Company sold a portion of otherwise unsold advertising time to shared risk advertisers and to producers of infomercials. The Company also used a portion of the unsold advertising time to aggressively market the programming of its networks. The Company believes that the use of its unsold advertising time in this manner helped increase its audience and advertising share. The average price of the Company's pre-sales of advertising time for 2003 was the same as the price charged for advertising time in 2002.

ADVANCE SALES

      Unefon Advertising Advances

      In October 1999, the Company acquired a 50% equity interest in Unefon, a Mexican mobile wireless telecommunications company which began operating in February 2000. The Company currently holds a 46.5% interest in Unefon. The Company does not consolidate the operations of Unefon.

      In June 1998, the Company and Unefon entered into a 10-year advertising agreement, as amended, pursuant to which the Company agreed to supply Unefon with advertising spots totaling an aggregate of 120,000 GRPs over the life of the agreement, up to a maximum of 35,000 GRPs per year. Unefon agreed to pay the Company 3.0% of its gross revenues up to a maximum of US$200.0 million. As of December 31, 2002, the Company had broadcast Unefon advertisements having an aggregate value of Ps.147 million (US$14.1 million) pursuant to this advertising agreement. Pursuant to the agreement, Unefon has elected to defer payments due in 2000, 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004, with the first payment maturing in June 2003. The deferred payments accrue interest at an annual interest rate of 12%. Starting in 2003, Unefon's payments to the Company are due on a current basis. At December 31, 2002, the aggregate deferred payments equaled US$15.7 million (including interest). Unefon can only use the GRPs through December 2009. Pursuant to the advertising agreement, Unefon's failure to pay advances will not be considered a default by Unefon under the agreement. However, the Company will be able to suspend the provision of advertising spots to Unefon after Unefon's continued failure to pay for one year.

      Todito Advertising Programming and Services Advance

      In February 2000, the Company acquired a 50% equity interest in Todito, a Mexican company that operates an Internet portal, Internet connection service and e-commerce marketplace that targets Spanish speakers in the U.S. and Mexico. In connection with its investment in Todito, the Company entered into a five-year advertising, programming and services agreement with Todito, which was initially recorded as an advertising, programming and services advance in the amount of US$100.0 million. At December 31, 2002, the unused balance of the Todito advertising, programming and services advance was Ps.504 million (US$48.5 million).

OTHER SALES

      Barter Sales

      Barter transactions are accounted for in the same manner as other advertising advances, and the amounts due to the Company are determined based on the fair market value of the goods, services or other assets received by the Company. For the years ended December 31, 2000, 2001 and 2002, revenue from barter transactions accounted for Ps.202 million, Ps.84 million and Ps.146 million (US$14.0 million), respectively, which represented 3.4%, 1.4% and 2.2% of the Company's net revenue, respectively.

      Infomercials, Shared Risk Advertisements and Integrated Advertising

      The Company sells a portion of otherwise unsold advertising time to shared risk advertisers and to producers of infomercials. With respect to infomercials, the Company charges a fee for the time slot in which the advertisement runs. The Company does not, however, receive any proceeds from the sale of the products shown during the infomercial. Alternatively, with respect to shared risk advertisements, the Company does not receive any advertising fees during the time slot in which the advertisement runs. Instead, the Company receives a percentage of the gross sales of the offered product or products for a specified period of time after the advertisement is broadcast. For example, the Company airs advertisements for music recordings at little or no up front charge, under agreements that entitle the Company to receive a share of the sales of the recordings for a number of months following the airing of the advertisements. The Company also receives revenue from "integrated advertising" in the form of product placements during the broadcast of the Company's internally produced programming. Revenues derived from shared risk advertisements, infomercials and integrated advertising amounted to Ps.900 million, Ps.1,037 million and Ps.1,230 million (US$118.3 million), which accounted for 15%, 17% and 18%, respectively, of the Company's net revenue, for the years ended December 31, 2000, 2001 and 2002, respectively.

SEASONALITY OF SALES

      The Company's television broadcasting business is seasonal. Advertising revenue, which is recognized when the advertising is aired, is generally highest in the fourth quarter due to the high level of advertising aired during the holiday season.

CYCLICALITY DUE TO MAJOR BROADCAST EVENTS

      The Company's net revenue fluctuates as a result of the frequency with which the Company broadcasts major events. During 2000, the Company recorded increased advertising revenues due in part to the advertising by political parties in connection with the Mexican presidential campaign and election, which accounted for Ps.201 million. Also, during 2000, the Company broadcast the 2000 Summer Olympics, which accounted for Ps.182 million, and the Gold Cup Soccer Championship, which accounted for Ps.18 million. These events collectively accounted for approximately 6.7% of the Company's net revenue for the year ended December 31, 2000. During the year ended December 31, 2002, the Company broadcast the 2002 World Cup which accounted for approximately Ps.260 million (US$25.0 million) in net revenue. The Company did not broadcast any major events in 1999 and 2001. During 2003, there will be a number of local governmental elections and related campaigns. The Company anticipates receiving additional advertising revenue in connection with this electoral activity. In addition, the Company has acquired the Mexican broadcast rights to the 2004 and 2008 Summer Olympics.

      Historically, the broadcast of major events by the Company increased advertising sales during the periods in which they were shown, reflecting both the larger audiences drawn to these events relative to the Company's average audience during the hours that these major events were broadcast, and the fact that advertisers pay a premium to be associated with such major broadcast events compared to the Company's regularly scheduled broadcast programs.

SELECTED RESULTS OF OPERATION COMPONENTS AS A PERCENTAGE OF NET REVENUE

      The following table sets forth, for the periods indicated, results of operations data for the Company as a percentage of the Company's net revenue.

                                                                YEARS ENDED DECEMBER 31,
                                                                ------------------------
                                                                2000       2001     2002
                                                                ----       ----     ----
            Net revenue ......................................   100%       100%     100%
            Programming, production and transmission costs ...   (45%)      (40%)    (38%)
            Sales and administrative expenses ................   (16%)      (16%)    (15%)
            Total costs and expenses .........................   (61%)      (56%)    (53%)
            Depreciation and amortization ....................   (10%)      (10%)     (6%)
            Operating profit margin ..........................    29%        34%      42%

OPERATING RESULTS

      YEAR ENDED DECEMBER 31, 2002 VS. YEAR ENDED DECEMBER 31, 2001

      Net revenue for the year ended December 31, 2002 increased by 9% to Ps.6,690 million (US$643.6 million) from Ps.6,123 million for the year ended December 31, 2001. The increase in net revenue was due in part to higher ratings and advertising rates in real terms and the transmission of the 2002 World Cup and the Company's reality program La Academia. The increase in net revenue also reflected an increase in local advertising sales, excluding local sales in Mexico City, which increased by 20% to Ps.576 million (US$55.4 million) for the year ended December 31, 2002, from Ps.481 million for the year ended December 31, 2001.

      Programming, production and transmission costs for the year ended December 31, 2002 increased by 2% to Ps.2,511 million (US$241.5 million) from Ps.2,470 million for the year ended December 31, 2001. This increase was primarily due to an increase in the exhibition and production costs associated with the broadcast of the 2002 Soccer World Cup and the La Academia reality program.

      Sales and administrative expenses for the year ended December 31, 2002 increased by 2% to Ps.974 million (US$93.7 million) from Ps.957 million for the year ended December 31, 2001. This difference resulted from the increase in the Company's personnel expenses and general administrative expenses due to the operation of its new local stations.

      Depreciation and amortization for the year ended December 31, 2002 decreased by 36% to Ps.385 million (US$37.1 million) from Ps.604 million for the year ended December 31, 2001. This decrease reflects the effects of the Company's adoption of Statement C-8 "Intangible Assets" as described in "Critical accounting policies--Intangible Assets and Goodwill" and the application of these rules with respect to the amortization schedule of the Company's television concessions. Also effective January 1, 2002, the Company changed the annual rate of depreciation for its transmission towers from 16% to 5%, based on the remaining useful life of these assets. This resulted in a decrease in depreciation expense for the year ended December 31, 2002.

      As a result of these factors, operating profit for the year ended December 31, 2002 increased by 35% to Ps.2,819 million (US$271.2 million) from Ps.2,092 million for the year ended December 31, 2001.

      Other expenses--net for the year ended December 31, 2002 increased by 81% to Ps.442 million (US$42.5 million) from Ps.244 million for the year ended December 31, 2001. This increase was primarily due to high losses experienced by the Company's subsidiaries under the equity method and the write-off of certain assets.

      Net comprehensive financing cost for the year ended December 31, 2002 increased by 234% to Ps.1,104 million (US$106.2 million) from Ps.331 million for the year ended December 31, 2001. Net comprehensive financing cost includes interest income and expense, net exchange gains or losses, gain on monetary position and other financing expense as described below. As of December 31, 2002, substantially all of the Company's indebtedness was denominated in US dollars. The increase in net comprehensive financing cost for the year ended December 31, 2002 was primarily due to a foreign exchange loss of Ps.353 million (US$34.0 million) which reflected a 13.5% depreciation of the peso against the U.S. dollar since December 31, 2001 compared with a foreign exchange gain of Ps.198 million for the year ended December 31, 2001. Interest income for the year ended December 31, 2002 decreased by 20% to Ps.192 million (US$18.5 million) from Ps.240 million for the year ended December 31, 2001 as a result of a reduction of interest rates, and interest expense for the year ended December 31, 2002 decreased by 2% to Ps.725 million (US$69.8 million) from Ps.743 million for the year ended December 31, 2001. Other financing expense for the year ended December 31, 2002 increased 404% to Ps.136 million (US$13.1 million) from Ps.27 million for the year ended December 31, 2001. This increase was primarily due to a significant decline in the market value of the Company's portfolio investments. For the year ended December 31, 2002 the company had a loss in monetary position of Ps.82 million (US$7.9 million) compared with a gain in monetary position of Ps.2 million for the year ended December 31, 2001 as a result of the decrease in the Company's net monetary liability position in the year ended December 31, 2002.

      Income before provision for income tax and deferred income tax benefit (expense) for the year ended December 31, 2002 decreased by 16% to Ps.1,274 million (US$122.6 million) from Ps.1,517 million for the year ended December 31, 2001.

      Provision for income tax for the year ended December 31, 2002 increased by 26% to Ps.264 million (US$25.4 million) from Ps.210 million for the year ended December 31, 2001. This increase reflects higher taxable income generated during the year ended December 31, 2002. Deferred income tax expense for the year ended December 31, 2002 was Ps.26 million (US$2.5 million) compared with a deferred income tax benefit of Ps.199 million for the year ended December 31, 2001.

      As a result of the foregoing, the Company had net income of Ps.984 million (US$94.7 million) for the year ended December 31, 2002, as compared with a net income of Ps.1,506 million for the year ended December 31, 2001. Ps.0.2 million (US$0 million) of the net income for the year ended December 31, 2002 represented net loss of minority stockholders and Ps.985 million (US$94.7 million) represented net income of majority stockholders compared with a Ps.2 million net loss of minority stockholders and Ps.1,508 million net income of majority stockholders for the year ended December 31, 2001.

      YEAR ENDED DECEMBER 31, 2001 VS. YEAR ENDED DECEMBER 31, 2000

      Net revenue for the year ended December 31, 2001 increased 2%, or Ps.136 million (US$13.1 million), from Ps.5,987 million (US$576.0 million) to Ps.6,123 million (US$589.0 million) for the year ended December 31, 2000. The increase in the Company's net revenue was due in part to local advertising sales, excluding local sales in Mexico City, which increased 11% to Ps.481 million (US$46.3 million) for the year ended December 31, 2001 from Ps.434 million (US$41.8 million) for the year ended December 31, 2000. The increase in the Company's net revenue also reflected an increase in the prices charged by the Company for its advertising time for the year ended December 31, 2001 and Ps.68 million (US$6.5 million) in pre-launch non-competition fees recorded during the year ended December 31, 2001 from the Company's former joint venture with Pappas, compared with Ps.69 million (US$6.6 million) recorded during the year ended December 31, 2000. The increase in net revenue was partially offset by the absence of major broadcast events for the year ended December 31, 2001 compared with the year ended December 31, 2000, during which period the 2000 Summer Olympics, the Mexican presidential campaign and election and the Gold Cup Soccer Championship took place. These major broadcast events contributed, in the aggregate, approximately Ps.401 million (US$38.6 million) to the Company's net revenue for the year ended December 31, 2000.

      Programming, production and transmission costs for the year ended December 31, 2001 decreased 8% to Ps.2,470 million (US$237.6 million) from Ps.2,680 million (US$257.8 million) for the year ended December 31, 2000. The decrease in operating costs was due primarily to the reduction in the amount of internally produced programming and the absence of production costs associated with the Company's broadcast of major broadcast events during the year ended December 31, 2000. See "Item 4. Information on the Company--Programming."

      Sales and administrative expenses for the year ended December 31, 2001 increased 2% to Ps.957 million (US$92.1 million) from Ps.940 million (US$90.4 million) for the year ended December 31, 2000. This increase resulted from the increase in the Company's personnel expenses and general administrative expenses.

      Depreciation and amortization for the year ended December 31, 2001 decreased 4% to Ps.604 million (US$58.1 million) from Ps.627 million (US$60.3 million) for the year ended December 31, 2000. This decrease was primarily due to the strengthening of the peso as it relates to the Company's assets purchased outside of Mexico, primarily in the U.S.

      As a result of these factors, operating profit for the year ended December 31, 2001 increased 20% to Ps.2,092 million (US$201.3 million) from Ps.1,740 million (US$167.4 million) for the year ended December 31, 2000.

      Other expense-net for the year ended December 31, 2001 decreased 35% to Ps.244 million (US$23.5 million) from Ps.376 million (US$36.2 million) for the year ended December 31, 2000. The difference primarily reflected the fact that the Company stopped recognizing its participation in the losses of Unefon since the fourth quarter of 2000.

      Net comprehensive financing cost for the year ended December 31, 2001 decreased 50% to Ps.331 million (US$31.8 million) from Ps.665 million (US$64.0 million) for the year ended December 31, 2000. Net comprehensive financing cost includes interest income and expense, net exchange gains or losses, gain on monetary position and other financing expense as described below. The decrease in net comprehensive financing cost for the year ended December 31, 2001 was primarily due to a foreign exchange gain of Ps.198 million (US$19.0 million) which reflected a 5.1% appreciation of the peso against the U.S. dollar since December 31, 2000 compared with a foreign exchange loss of Ps.128 million (US$12.3 million) for the year ended December 31, 2000. Interest income for the year ended December 31, 2001 increased 27% to Ps.240 million (US$23.1 million) from Ps.188 million (US$18.1 million) for the year ended December 31, 2000, and interest expense for the year ended December 31, 2001 decreased 6% to Ps.743 million (US$71.5 million) from Ps.791 million (US$76.1 million) for the year ended December 31, 2000. Gain on monetary position for the year ended December 31, 2001 decreased 99% to Ps.2 million (US$0 million) from Ps.209 million (US$20.1 million) for the year ended December 31, 2000 as a result of the decrease in the inflation rate in the year ended December 31, 2001 to 4.4% from 8.9% for the year ended December 31, 2000.

      Other financing expense for the year ended December 31, 2001 decreased 81% to Ps.27 million (US$2.6 million) from Ps.143 million (US$13.8 million) for the year ended December 31, 2000. The decrease was principally due to a significant decline in the market value of the Company's publicly-traded shares of El Sitio International Corporation ("El Sitio"), which amounted to Ps.2 million (US$0 million) for the year ended December 31, 2001, compared with a loss on the investment of Ps.149 million (US$14.3 million) during the year ended December 31, 2000. In August 2001, the Company sold its interest in El Sitio for US$179,163.

      Income before provision for income tax, deferred income tax benefit (expense) and extraordinary items for the year ended December 31, 2001 increased 117% to Ps.1,517 million (US$145.9 million) from Ps.699 million (US$67.2 million) for the year ended December 31, 2000. Provision for income tax for the year ended December 31, 2001 increased 14% to Ps.210 million (US$20.2 million) from Ps.184 million (US$17.7 million) for the year ended December 31, 2000. The increase was due to an increase in the Company's taxable profit in the year ended December 31, 2001 compared with the year ended December 31, 2000. During the year ended December 31, 2001, the Company had a deferred income tax benefit of Ps.199 million (US$19.1 million) compared with a deferred income tax benefit of Ps.204 million (US$19.6 million) for the year ended December 31, 2000. The change was due to an increase in the Company's tax loss carryforwards.

      In April 2000, the Company and NBC and its affiliate, NBC Europe, Inc. entered into a settlement agreement relating to an outstanding dispute between the parties. Under the terms of the settlement agreement, the Company paid, from its operating cash flow, US$46 million to NBC. This settlement, which was approximately Ps.336 million net of income tax, was recorded as an extraordinary item.

      As a result of the foregoing, the Company had net income of Ps.1,506 million (US$144.9 million) for the year ended December 31, 2001, as compared with a net income of Ps.383 million (US$36.8 million) for the year ended December 31, 2000. Ps.2 million (US$0 million) of the net income for the year ended December 31, 2001 represented net loss of minority stockholders and Ps.1,508 million (US$145.1 million) represented net income of majority stockholders compared with a Ps.6 million (US$1 million) net loss of minority stockholders and Ps.389 million (US$37.4 million) net income of majority stockholders for the year ended December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

      Factors that may influence the Company's liquidity and capital resources as discussed below include:

..     The Company's ability to generate sufficient free cash flow and to make distributions in accordance with its recently announced distribution policy;

..     The Company's ability to repay the principal and interest of its 10 1/8%
      Notes due in 2004 or to refinance these notes on favorable terms;

..     Factors that affect the results of operations of the Company, including general economic conditions, demand for commercial advertising, the competitive environment, the relative popularity of the Company's programs, demographic changes in the Company's market areas and regulation; and

..     Factors that affect the Company's access to bank financing and the capital markets, including interest rate fluctuations, availability of credit and operational risks of the Company.

      LIQUIDITY

      The Company's principal sources of liquidity include cash on hand, advance sales of advertising time and uncommitted sources of short-term financing. The Company's short term financing sources include a US$130.0 million
Euro-commercial paper program (the "ECP Program"). Under the ECP Program, the Company periodically issues notes with maturities not exceeding 365 days.

      Cash and cash equivalents were Ps.1,651 million and Ps.1,393 million (US$134.0 million) for the years ended December 31, 2001 and 2002, respectively. The decrease in the Company's cash on hand at December 31, 2002 as compared to December 31, 2001 was primarily due to the Company's payment of US$32.8 million to UBS AG to acquire a secured loan in that amount in connection with the exercise of the option to purchase an equity interest in Azteca International's Los Angeles affiliate.

      Resources generated from operating activities were Ps.1,628 million and Ps.892 million (US$85.8 million) for the years ended December 31, 2001 and 2002, respectively. The difference in net resources reflected the depreciation of the peso against the U.S. dollar which affected negatively the Company's comprehensive financing cost. As a result, the Company's net income decreased to Ps.984 million (US$94.7 million) in the year ended December 31, 2002, from Ps.1,506 million for the year ended December 31, 2001. A significant portion of the Company's cash flows are generated by its television broadcast operations. Because operating results may fluctuate significantly as a result of a decline in the advertising environment or pricing structure, the Company's ability to generate positive cash flow from its television broadcast operations may be negatively impacted.

      Resources used in investing activities were Ps.1,031 million and Ps.696 million (US$67.0 million) for the years ended December 31, 2001 and 2002, respectively. The decrease in resources used in investing activities for the year ended December 31, 2002 was primarily due to Azteca International's investment of Ps.660 million in certain Pappas affiliates made in the year ended December 31, 2001 compared with an investment of Ps.456 million (US$43.9 million) for the year ended December 31, 2002, which included US$2.4 million related to payment for the 25% equity interests in the San Francisco and Houston stations and US$32.8 million related to the acquisition of a secured loan in that amount from UBS AG in connection with the exercise of the option to purchase an equity interest in Azteca International's Los Angeles affiliate.

      Resources used in financing activities were Ps.215 million and Ps.453 million (US$43.6 million) for the years ended December 31, 2001 and 2002, respectively. Resources provided by (used in) financing activities are affected by various factors including: (i) indebtedness paid or obtained, (ii) the appreciation or depreciation of the peso against the U.S. dollar net of inflation, since a substantial amount of the Company's indebtedness is dollar-denominated and (iii) increases or decreases in the Company's capital stock, the sale of treasury shares, repurchases of capital stock and the exercise of employee stock options of the Company's subsidiaries. For the year ended December 31, 2001, there was Ps.221 million of indebtedness compared to indebtedness paid in the amount of Ps.435 million (US$41.8 million) for the year ended December 31, 2002. Also for the year ended December 31, 2001 the peso appreciated by 5.1% against the U.S. dollar resulting in Ps.596 million used in financing activities, as compared to a 13.5% depreciation against the U.S. dollar during the year ended December 31, 2002, which resulted in Ps.404 million (US$38.9 million) provided in financing activities. In addition, during the year ended December 31, 2001, resources in the amount of Ps.201 million were provided by the sale of treasury shares and the exercise of employee stock options, as compared with resources used of Ps.9 million (US$1.0 million) for the year ended December 31, 2002.

      Sources of payment for the 10 1/8% Notes

      On February 15, 2004, the 10 1/8% Notes mature. As of December 31, 2002, the outstanding aggregate principal amount of these notes was US$125.0 million. The Company expects to partially or entirely repay the principal amount of these notes with its internally generated cash. In the event that the Company does not have the cash on hand to repay the principal amount of these notes in full, the Company will evaluate alternative refinancing strategies.

      Advertising Advances

      Under the Company's Azteca Plan, advertisers generally are required to pay their advertising commitment in full within four months of the date they sign an advertising contract. The Company's Mexican Plan, on the other hand, generally allows advertisers to pay for advertising by making a cash deposit ranging from 10% to 20% of their advertising commitment, with the balance payable in installments over the term of the advertising contract, typically one year. Advertising rates are generally lower under the Azteca Plan than under the Mexican Plan.

      Since pre-sales of advertising time are generally made in the last quarter of the year, the Company's cash and cash equivalents are normally at their highest level in December, and at their lowest level in the third quarter. Generally, as the proceeds generated from pre-sales of advertising time are depleted (together with other sources of cash flow), the Company relies upon sources of short-term financing, which are subsequently repaid, typically in the fourth quarter of a calendar year with the proceeds from the pre-sales of advertising time for the following year.

      At December 31, 2002, the Company had generated Ps.4,446 million (US$427.7 million) in pre-sales of advertising time to be aired in 2003, of which 64% were made under the Azteca Plan, and the remainder under the Mexican Plan. At December 31, 2001, the Company had generated Ps.4,640 million in pre-sales of advertising time to be aired in 2002, of which 64% were made under the Azteca Plan, and the remainder under the Mexican Plan.

      Non-Recurring Sources of Liquidity

      In April 2000, the Company and NBC, and its affiliate, NBC Europe, Inc. entered into a binding settlement agreement relating to an outstanding dispute between them. Under the terms of the settlement agreement, the Company paid, from its operating cash flow, US$46.2 million to NBC. In addition to the cash settlement, an affiliate of NBC purchased two million of the Company's ADSs, for an aggregate price of US$26.2 million.

      INDEBTEDNESS

      The following chart sets forth the Company's consolidated outstanding principal amount of indebtedness:

               AGREEMENT                                                                          AS OF MAY 31, 2003
                                                                                           (in millions of U.S. dollars)
               Banco Bilbao Vizcaya Mortgage Loan.....................................             US$   25.9
               Standard Chartered Bank Long-Term Import Credit Facility...............                    7.8
               ABN-AMRO Bank Euro-Commercial Paper Program............................                    5.1
               ATC Long-Term Credit Facility..........................................                  119.8
               Banco Inbursa S.A......................................................                   10.0
               TV Azteca 10 1/8% Guaranteed Senior Notes due 2004.....................                  125.0
               TV Azteca 10 1/2% Guaranteed Senior Notes due 2007.....................                  300.0
                                                                                                   -----------
                       Total..........................................................             US$  593.6

      On September 18, 1997, the Company obtained a US$25.9 million mortgage loan from Banco Bilbao Vizcaya, S.A. ("BBV"), for the acquisition of an office building located adjacent to its principal offices. The mortgage loan accrues interest at a rate of 8.5% per year, payable on December 31 of each year beginning December 31, 1997. The principal amount of this mortgage loan matures on November 30, 2003.

      In March 1999, the Company entered into a US$30.2 million long-term import credit facility with Standard Chartered Bank, as lender, and the Export-Import Bank of the United States, as guarantor. Under this credit facility, the Company was permitted until May 2002 to borrow all or a portion of the US$30.2 million by delivering promissory notes. The import credit facility was established to finance the Company's purchase of equipment manufactured in the U.S. In October 1999 and March 2000, the Company issued two promissory notes, one in the amount of US$12.2 million due in October 2004, which accrues interest at a rate of 7.6% per year, and one in the amount of US$10.5 million due in March 2005, which accrues interest at a rate of 8.45% per year.

      In May 1999, the Company entered into the US$75.0 million ECP Program, with ABN-AMRO Bank, N.V., as the principal arranger and dealer. The size of the ECP Program was increased to US$130.0 million in July 1999. Notes issued under the ECP Program are issued at a discount, and do not bear interest. There is no commitment to purchase notes to be issued under the ECP Program, and notes issued thereunder may not have a maturity exceeding 365 days. The ECP Program permits the Company to issue and have outstanding up to US$130.0 million in notes at any time.

      In February 2000, the Company entered into a long-term credit facility for up to US$119.8 million with a Mexican subsidiary of ATC (the "ATC Long-Term Credit Facility"). The ATC Long-Term Credit Facility is comprised of a US$91.8 million unsecured term loan and a US$28.0 million term loan secured by certain of the Company's real estate properties. The interest rate on each of the loans is 12.877% per year. The initial term of the US$91.8 million unsecured term loan is 20 years, which may be extended up to an additional 50 years, so long as the Tower Agreement remains in effect. The US$28.0 million secured term loan currently matures in February 2004, but may be renewed annually for successive one-year periods so long as the Tower Agreement remains in effect.

      In February 2003, the Company obtained a US$10.0 million unsecured credit line from Banco Inbursa S.A. for working capital purposes. The credit line accrues interest at a rate of 8.87% per year and matures on November 28, 2003.

      In February 1997, the Company issued US$125.0 million aggregate principal amount of 10 1/8% Notes, and US$300.0 million aggregate principal amount of 10 1/2% Notes. The 10 1/8% Notes mature on February 15, 2004, while the 10 1/2% Notes mature on February 15, 2007. Interest on the TV Azteca Notes is paid semi-annually on February 15 and August 15. The TV Azteca Notes are jointly and severally guaranteed by each of the Company's material subsidiaries. The Company has the option to redeem the 10 1/8% Notes at any time at a redemption price equal to the greater of (i) 101% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis at the treasury rate (as defined in the TV Azteca Indenture) plus 50 basis points, plus interest accrued but unpaid on the date the Company redeems the 10 1/8% Notes. The Company has the option to redeem the 10 1/2% Notes at 103.5% of the principal amount if redeemed after February 15, 2003, 101.75% of the principal amount if redeemed after February 15, 2004 and 100% of the principal amount if redeemed after February 15, 2005 plus, in each case, interest that is accrued but unpaid on the date the Company redeems the 10 1/2% Notes.

      The Company's total debt at May 31, 2003 matures as follows:

                                                                (in millions of
       YEAR ENDED DECEMBER 31,                                   U.S. dollars)
       2003....................................................   US$   43.2
       2004....................................................        129.5
       2005....................................................          1.1
       2006....................................................          0.0
       2007....................................................        300.0
       2008 and thereafter.....................................        119.8
                                                                 -----------
       Total...................................................   US$  593.6
                                                                 ===========

      CAPITAL EXPENDITURES

      For the years ended December 31, 2001 and 2002, capital expenditures were Ps.177 million and Ps.241 million (US$23.2 million), respectively. These capital expenditures were primarily related to the expansion of, and improvements to, the Company's broadcasting and television production facilities. For the years ended December 31, 2001 and 2002, the Company paid approximately Ps.13 million and Ps.23 million (US$2.2 million), respectively, to acquire transmitters that it used to expand the national coverage of its networks and to improve the quality and operation of its transmission signal. For the years ended December 31, 2001 and 2002, the Company made purchases of production equipment and expenditures related to the refurbishment of its production facilities amounting to Ps.51 million and Ps.98 million (US$9.4 million), respectively. The Company's capital expenditures are primarily made in U.S. dollars. For the years ended December 31, 2001 and 2002, the Company made purchases of computer equipment and vehicles amounting to approximately Ps.44 million and Ps.111 million (US$10.7 million), respectively. For the years ended December 31, 2001 and 2002, the Company paid approximately Ps.68 million and Ps.9 million (US$0.9 million), respectively, for the maintenance, remodeling and refurbishment of its buildings and office facilities.

      Unefon

      In December 2000, Unefon's principal shareholders, the Company and Mr. Saba, agreed in a shareholders' undertaking to provide Unefon up to US$35.0 million in the aggregate by way of either equity or subordinated debt in the event Unefon had liquidity shortfalls in 2001 or 2002. In such event, the Company and Mr. Saba would be jointly and severally obligated to make additional funds available to Unefon. On December 20, 2002, Nortel notified the Company and Mr. Saba of its view that Unefon's non-payment of the August 2002 interest payment under the Nortel finance agreement triggered their joint and several obligation to make additional funds available to Unefon up to an aggregate amount of US$35.0 million as provided in the shareholders' undertaking. The Company and Mr. Saba disputed this assertion. In connection with the settlement with Nortel, Nortel has released the Company and Mr. Saba from any obligation or liability in connection with this undertaking. See "Item 10. Additional Information--Legal Proceedings--Unefon." However, as of May 31, 2003, TV Azteca and Mr. Saba had made loans to or on behalf of Unefon with an outstanding aggregate principal amount of US$35.8 million, US$19.1 million of which was paid by TV Azteca to Unefon and certain of its creditors.

      In July 2001, the Company and Mr. Saba announced their intention to provide credit support to Unefon for up to US$80.0 million each. As of May 31, 2003, the Company had paid US$17.7 million to Unefon and its creditors pursuant to this credit support and it had outstanding credit support obligations in the amount of US$12.1 million. The Company has terminated any further credit support to Unefon.

      2003 Budgeted Capital Expenditures

      The Company has an aggregate of approximately US$26.0 million budgeted for capital expenditures in 2003, of which US$7.9 million has been expended through May 31, 2003, primarily to be used for the maintenance and expansion of, and improvements to, the Company's television production and broadcasting facilities and the acquisition of equipment and expansion. The Company expects to use cash from its operations to fund these capital expenditures. As a result of the Company's operating strategy, the Company will not, for the foreseeable future, make major capital expenditures outside the scope of its core television broadcasting business, which would include loans, credit support and capital investments in Unefon and affiliates in the Azteca America Network.

      Distribution Policy/Debt Reduction Strategy

      The Company's board of directors has approved a six year debt reduction strategy pursuant to which the Company will use its annual free cash flow to reduce its outstanding debt, which as of December 31, 2002, was US$592.4 million, and to make annual distributions to its shareholders. On April 30, 2003, the Company received the approval of its shareholders for the payment of shareholder distributions in 2003 in an aggregate amount of US$140.0 million. A distribution of US$125.0 million is scheduled to be made on June 30, 2003 and another distribution of US$15.0 million is scheduled to be made on December 5, 2003. However, there is no assurance that the Company's financial results will permit it to make such anticipated distributions or that the Company will not modify or terminate this distribution policy in its entirety.

      CONTRACTUAL AND OTHER OBLIGATIONS

      The following summarizes the Company's contractual obligations at December 31, 2002, and the effect such obligations are expected to have on its liquidity and cash flows in future periods (dollars in millions):

                                                  PAYMENTS DUE BY YEAR
                                                  --------------------
                                                                                      2007 AND
CONTRACTUAL OBLIGATIONS              TOTAL      2003     2004     2005      2006     THEREAFTER
-----------------------              ------     ----     ----     ----      ----     ----------
Long-term debt...................     550.3        -    129.5      1.0         -          419.8
Short-term debt..................      42.1     42.1        -        -         -              -
Total contractual cash
 obligations.....................     592.4     42.1    129.5      1.0         -          419.8

SHARE REPURCHASE

      On an annual basis, the Company's shareholders approve the amount to be allocated from the reserve in its stockholders' equity account for the repurchase of its stock, in accordance with rules established by the Comision Nacional Bancaria y de Valores (the "CNBV"), the Mexican banking and securities commission. In April 2003, the shareholders approved to increase the reserve for the repurchase of the Company's shares by Ps.230.0 million, which reserve is limited to a maximum amount of Ps.1,100 million. The Company may purchase its CPOs on the Mexican Stock Exchange and its ADSs on The New York Stock Exchange at prevailing prices up to the amount in this reserve account. As of December 31, 2002, the Company had 26.5 million CPOs in its treasury, acquired through its repurchase fund and Ps.1,013 million (US$97.5 million) in its reserve.

NEW ACCOUNTING PRONOUNCEMENTS

      Mexican GAAP

      In December 2001, the MIPA issued Statement C-9 "Liabilities, Provisions, Assets and Contingent Liabilities and Commitments" ("Statement C-9"), which went into effect January 1, 2003. This statement establishes specific rules for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of assets and contingent liabilities, and for disclosure of commitments contracted. The Company does not expect the adoption of Statement C-9 to have a material impact on the Company's consolidated financial statements.

      The MIPA issued Statement C-15, "Impairment of Long-Lived Assets and Their Disposal," ("Statement C-15"), which will be effective as of January 1, 2004, although early adoption is recommended. Statement C-15 provides specific criteria in determining when there is an impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Statement C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal. Also, Statement C-15 provides guidance for presentation and disclosure in the case that there is subsequent reversal of the impairment. In addition, Statement C-15 provided guidance for the accounting, presentation and disclosure for discontinued operations. The Company is currently evaluating the impact that the adoption of Statement C-15 will have on the Company's consolidated financial statements.

      U.S. GAAP

      In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived assets, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS 143 to have a material impact on its consolidated financial statements.

      In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002," ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Board Opinion 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS 145 to have a significant impact on the Consolidated Financial Statements.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS 146"). The issuance of SFAS No. 146 nullifies the former guidance provided by the Emerging Issues Task Force, or EITF, Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring," or EITF 94-3. SFAS No. 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date commitment to an exit or disposal plan. SFAS No. 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. The Company does not expect the adoption of SFAS 146 to have a significant impact on the Consolidated Financial Statements.

      In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FAS 123," ("SFAS 148"). SFAS No. 148 continues to permit entities to apply the intrinsic method of APB 25, "Accounting for Stock Issued to Employees." However, SFAS 148 is intended to encourage companies to adopt the accounting provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," or SFAS 123. SFAS No. 148 provides three transition methods for companies who choose to adopt the provisions of SFAS 123, the prospective method, the modified prospective method and the retroactive restatement method. In addition, SFAS No. 148 mandates certain new disclosures. SFAS 148 is effective for fiscal years ending after December 15, 2002, with early adoption permitted. The Company does not expect the adoption of SFAS 148 to have a significant impact on the Consolidated Financial Statements.

      In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of Interpretation No. 34)." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Consolidated Financial Statements.

      In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. The Company is currently evaluating the impact that the adoption of FIN 46 will have on the consolidated financial statements.

U.S. GAAP RECONCILIATION

      Pursuant to Mexican GAAP, the Company's financial statements recognize certain effects of inflation in accordance with Statement B-10 and Statement B-12; these effects have not been reversed in the reconciliation to U.S. GAAP.

      The following chart illustrates how the difference between Mexican GAAP and U.S. GAAP affects the calculation of financial data for the majority stockholders.

                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
                                                         2000         2001         2002        2002(1)
                                                      ----------    ---------   ----------   ------------
MEXICAN GAAP
Net income of majority stockholders.................  Ps.    389    Ps. 1,508   Ps.    985   US$     94.7
Majority stockholders' equity.......................  Ps.  4,380    Ps. 5,769   Ps.  6,584   US$    633.4

U.S. GAAP
Net income (loss) of majority stockholders..........  Ps.      7    Ps.   465   Ps.    521   US$     50.1
Majority stockholders' equity.......................  Ps.  5,622    Ps. 6,375   Ps.  6,930   US$    666.7

----------
(1) The U.S. Dollar amounts represent the peso amounts as of December 31, 2002 expressed as of December 31, 2002 purchasing power, translated at an exchange rate of Ps.10.395 per U.S. Dollar, the interbank free market exchange rate on December 31, 2002, as reported by the Mexican Central Bank.

      The principal differences between Mexican GAAP and U.S. GAAP that affect the Company's net income (loss) and stockholders' equity relate to the treatment of the following items:

..     accounting for deferred income taxes;

..     goodwill related to the television concessions in 2001 and 2000;

..     stock options;

..     the NBC settlement in 2000;

..     the Company's investment in Unefon;

..     Unefon's advertising agreement;

..     the Company's investment in Todito;

..     the effect of the fifth amendment to Statement B-10;

..     Todito's advertising, programming and services agreement;

..     payment of fees and expenses by the Company in connection with the consent solicitation to obtain the consent of outstanding noteholders to the Unefon rights transaction; and

..     reversal of capitalized production costs of internally produced programming.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

      The Company's by-laws provide that the Board of Directors will be elected by holders of the Company's shares as follows: holders of the A Shares will be entitled to elect at least seventy percent of the Company's directors and each holder of ten percent of the Company's limited-vote capital stock (D-A Shares and D-L Shares, and after conversion, the L Shares) is entitled to elect one of the Company's directors. All directors serve a term of one year. The current term of each director will expire on April 30, 2004.

      The following table lists each director of the Company, his age at May 31, 2003, and his positions with the Company and year of appointment to the Board of Directors.

                                                                                          DIRECTOR
NAME                               AGE    POSITION                                         SINCE
----                               ---    --------                                         -----
Ricardo B. Salinas Pliego*.....    47     Chairman of the Board                             1993

Pedro Padilla Longoria.........    37     Director; Chief Executive Officer                 1993

Joaquin Arrangoiz Orvananos....    46     Director; Co-General Director of Sales            1998

Jose Ignacio Morales Elcoro....    47     Director                                          1997

Luis J. Echarte Fernandez......    58     Director                                          1999

Guillermo E. Salinas Pliego*...    43     Director                                          1998

James R. Jones.................    64     Director                                          2000

J. Michael Gearon, Jr..........    38     Director                                          2000

Sergio Gutierrez Muguerza......    52     Director                                          2000

Gene F. Jankowski..............    69     Director                                          2001

Michael A. Viner...............    59     Director                                          2001

* Ricardo B. Salinas Pliego and Guillermo E. Salinas Pliego are brothers.

      The following provides biographical information about the directors of the Company.

      Ricardo B. Salinas Pliego. Mr. Salinas Pliego has been Chairman of the Board of the Company since 1993, Chairman of the Board of Grupo Elektra since 1993, director of Unefon since 1999 and president of Unefon since 1998. Mr. Salinas Pliego also serves on the board of directors of numerous other Mexican companies including Azteca Holdings, Grupo Dataflux, Biper, Cosmofrecuencias, Todito and Salinas y Rocha. Mr. Salinas Pliego received a degree in accounting from the Instituto Tecnologico de Estudios Superiores de Monterrey and received an MBA from the Freeman School of Business at Tulane University.

      Pedro Padilla Longoria. Mr. Padilla has served as a director of the Company since 1993. Mr. Padilla has been Chief Executive Officer of the Company since October 2001. Mr. Padilla also serves on the board of directors of Azteca Holdings, Grupo Elektra, Biper, Unefon and Cosmofrecuencias. Mr. Padilla received a degree in law from the Universidad Nacional Autonoma de Mexico.

      Joaquin Arrangoiz Orvananos. Mr. Arrangoiz has served as a director of the Company since 1998 and Co-General Director of Sales of the Company since 1993. Mr. Arrangoiz received a degree in administration from Anahuac University.

      Jose Ignacio Morales Elcoro. Mr. Morales has served as a director of the Company since January 1997. Mr. Morales also serves on the board of directors of Grupo Dataflux, Unefon, Cosmofrecuencias and Todito and Azteca Holdings. Mr. Morales received a degree as a public accountant from Instituto Tecnologico de Estudios Superiores de Monterrey, a masters degree in accounting and finance from the University of Illinois at Urbana-Champaign and an MBA from IPADE.

      Luis J. Echarte Fernandez. Mr. Echarte has served as a director of the Company since November 1999. Prior to joining the Company, he was Grupo Elektra's Chief Financial Officer. He joined Grupo Elektra in 1994. Mr. Echarte also serves as Chief Executive Officer of Azteca International and on the board of directors of Biper, Azteca International Corporation and Foamex International Inc. Mr. Echarte holds undergraduate degrees from Memphis State University and the University of Florida and has completed the Executive Management Program at Stanford University.

      Guillermo E. Salinas Pliego. Mr. Salinas has served as director of the Company since 1998. Mr. Salinas founded Todito in 1999. He also co-founded Grupo Dataflux and has been its President since 1982. He also sits on the board of directors of Grupo Elektra. Mr. Salinas is a Certified Public Accountant, holding an undergraduate degree in accounting from the Instituto Tecnologico de Estudios Superiores de Monterrey in Monterrey, Mexico.

      James R. Jones. Mr. Jones has served as a director of the Company since February 2000. He currently serves on the boards of directors of several public companies, including Anheuser Busch, Keyspan Energy Corporation, Kansas City Southern Industries, Grupo Modelo and Corporacion San Luis Rassini. Since 2001, he has served as Chief Executive Officer of Manatt Jones Global Strategies, a law and business consulting company and affiliate of Manatt, Phelps & Phillips that represented Azteca International on certain intellectual property matters in the year ended December 31, 2002. He was the U.S. Ambassador to Mexico from 1993 to 1997, served as Chairman and Chief Executive Officer of the American Stock Exchange from 1989 to 1993 and was President of Warnaco Inc. International, an apparel company, from 1997 to 1998. Mr. Jones received a bachelor's degree from the University of Oklahoma and an LLB from Georgetown Law School.

      J. Michael Gearon, Jr. Mr. Gearon has served as a director of the Company since February 2000. Mr. Gearon has served as President and has been a director of American Tower International Corporation, a wireless communications and broadcast infrastructure company, since its merger with Gearon & Co., Inc. on January 22, 1998. Mr. Gearon received a bachelor's degree in inter-disciplinary studies from Georgia State University.

      Sergio Gutierrez Muguerza. Mr. Gutierrez has served as a director of the Company since February 2000. Mr. Gutierrez has served as the Chief Executive Officer of Deacero, S.A., a steel and wire company, since 1981. Mr. Gutierrez has also served as a director of Alpek S.A. de C.V., a petrochemical company, and ING Comercial America, an insurance company, since 1997. Mr. Gutierrez received a degree in industrial engineering from Purdue University.

      Gene F. Jankowski. Mr. Jankowski has served as a director of the Company since May 2001. Mr. Jankowski has served as Advising Managing Director of Veronis Suhler, a New York based media merchant bank, and director and Chairman of the Board of Trans-Lux Corp., a data provider company, since 1994. Mr. Jankowski received a bachelor's degree from Canisius College and a master's degree from Michigan State University.

      Michael A. Viner. Mr. Viner has served as a director of the Company since July 2001. Mr. Viner is President of New Millennium Entertainment Co., a production company based in Beverly Hills, California, and he has served in this capacity since 1981. Mr. Viner attended Harvard University and the Georgetown University.

      EMPLOYMENT AGREEMENTS

      None of the directors or officers are party to any agreements with the Company or any of its subsidiaries providing for benefits upon termination of employment.

      BOARD PRACTICES

      The September 4, 2001 general extraordinary shareholders' meeting of the Company amended the by-laws of the Company to incorporate changes mandated by Mexico's new Securities Market Law. Among other things, these amendments entitle holders of ten percent of the Company's limited-vote capital stock to designate one director.

      These amendments also established that at least 25 percent of the Board of Directors of the Company would be independent. Messrs. Gene F. Jankowski, James
R. Jones, J. Michael Gearon, Jr., Sergio Gutierrez Muguerza, and Michael A. Viner are the Company's current independent directors.

      The Company's bylaws were previously amended in November 1999 to reflect comprehensive changes in the Company's corporate governance procedures. Among other things, these amendments authorized the Board to create committees to be comprised of at least three members, a majority of whom must be independent directors. In February 2000, the Board of Directors formed committees covering each of the following matters: related party transactions, capital transactions, audit and compensation.

      The committees of the Board of Directors serve the following functions, which are governed by the by-laws of the Company:

..     The Related Party Transactions Committee reviews any material transaction with a related party of the Company or its controlling shareholder. The members of the Related Party Transactions Committee are James R. Jones, Sergio Gutierrez Muguerza and Jose Ignacio Morales.

..     The Capital Transactions Committee reviews any material investments of the
      Company made outside the ordinary course of business or not included in the annual budget and, with regard to such investments, evaluates opportunities and business risks. The members of the Investments Committee are J. Michael Gearon, Jr., Gene F. Jankowski and Joaquin Arrangoiz Orvananos.

..     The Audit Committee reviews the Company's financial reporting procedures and internal financial control systems, as well as the activities and independence of independent auditors and the activities of internal audit staff. Audit Committee meetings are attended by both external auditors and the Company's controller. The members of the Audit Committee are J. Michael Gearon, Jr., Gene F. Jankowski and Joaquin Arrangoiz Orvananos.

..     The Compensation Committee reviews and makes recommendations to the Board of Directors with regard to the compensation, including incentives and bonuses, of senior executive officers of the Company. The members of the Compensation Committee are James R. Jones, Sergio Gutierrez Muguerza and Jose Ignacio Morales.

STATUTORY AUDITOR

      In addition to the Board of Directors, the Company's by-laws provide for a statutory auditor elected at the ordinary general meeting of shareholders and, if determined at such meeting, an alternate statutory auditor. According to the by-laws, holders of 10 percent of the capital stock of the Company regardless of the type of shares owned, may name a statutory auditor for the Company. Under Mexican law, the duties of statutory auditors include, among other things, the examination of the operations, books, records and any other documents of a company and the presentation of a report of such examination at the annual ordinary general meeting of shareholders. The statutory auditor is required to attend all committee, Board of Directors and shareholder meetings of the Company. The Company currently has one statutory auditor, Luis Moiron Llosa, a partner of PricewaterhouseCoopers.

EXECUTIVE OFFICERS

      The following table lists each executive officer of the Company, his age at May 31, 2003, his current position and year of appointment as an executive officer (with the Company or its predecessor entities).

                                                                                          EXECUTIVE
                                                                                          OFFICER
NAME                                        AGE           CURRENT POSITION                SINCE
----                                        ---           ----------------                ---------
Pedro Padilla Longoria...................   36            Chief Executive Officer         2001

Carlos Hesles Flores.....................   37            Chief Financial Officer         2002

Mario San Roman Flores...................   44            Chief Operating Officer         2002

Francisco X. Borrego.....................   38            General Counsel and Legal       1993
                                                           Director

Jose Ramon Fernandez Alvarez.............   57            General Director of Sports      1993

Martin Luna Ortigoza.....................   40            General Director of Estudios    1995
                                                           Azteca

Guillermo Pelegrin Alegret Pla...........   43            General Director of Channels    2003

Joaquin Arrangoiz Orvananos..............   46            Co-Director of Sales            1997

Gustavo Guzman Sepulveda.................   49            General Director of Sales       1993

Jorge Mendoza Garza......................   51            General Director of             1994
                                                           Information and Public
                                                           Affairs

      The following provides biographical information about the executive officers of the Company. See "--Directors" for biographical information with respect to Messrs. Arrangoiz, Morales and Padilla.

      Carlos Hesles Flores. Mr. Hesles has served as the Chief Financial Officer of the Company since 2002. Mr. Hesles serves on the board of directors of Azteca International Corp. Mr. Hesles received a bachelors degree in public accounting with a specialization in finance from the Instituto Teconologico de Mexico.

      Mario San Roman Flores. Mr. San Roman has been Chief Operating Officer of the Company since 2002. Mr. San Roman previously served as Marketing Vice President from August 1998 to March 1999, as Director of Azteca 13 from March 1999 to June 2000 and as General Director of Channels from June 2000 to 2002. Mr. San Roman received a bachelor's degree in communication sciences from the Universidad Iberoamericana.

      Francisco X. Borrego. Mr. Borrego has served as the General Counsel and Legal Director of the Company since August 1993. Mr. Borrego also serves on the Board of Directors of Azteca Holdings. Mr. Borrego received a degree in law from the Escuela Libre de Derecho.

      Jose Ramon Fernandez Alvarez. Mr. Fernandez has been General Director of News and Sports for the Company since April 2001. Mr. Fernandez previously served as the General Director of Sports for the Company from September 1993 through April 2001. Mr. Fernandez received a degree in business administration from the Universidad Autonoma de Puebla, a masters in public administration from the Universidad Nacional Autonoma de Mexico and a masters in Spanish literature from the Universidad de Oviedo, Espana.

      Martin Luna Ortigoza. Mr. Luna has been General Director of Estudios Azteca since April 2001. Mr. Luna, who has been an officer of the Company since 1995, previously served as General Director of Channels and Production, Executive President of Content, Executive President of Azteca 13 and General Director of Estudios Azteca. Mr. Luna received a bachelor's degree in economics from the Universidad Nacional Autonoma de Mexico.

      Guillermo Pelegrin Alegret Pla. Mr. Alegret has been General Director of Channels since 2003. Mr. Alegret previously served as an officer of the Company since 1998 in the positions of Director of Product Integration and Marketing Services General Director. Mr. Alegret has a bachelor's degree in business administration from Universidad Iberoamerica.

      Gustavo Guzman Sepulveda. Mr. Guzman has served as General Director of Sales of the Company since 1993. Mr. Guzman received a bachelor's degree in communication from the Instituto Tecnologico de Estudios Superiores de Monterrey.

      Jorge Mendoza Garza. Mr. Mendoza has been General Director of Information and Public Affairs of the Company since 1993. Mr. Mendoza received a bachelor's degree in law from the Universidad Nacional Autonoma de Mexico, a masters degree in public management from the Instituto National de Administration Publique in Paris, France and a Doctorate in constitutional rights from the Universite de la Sorbonne.

DIRECTOR AND OFFICER COMPENSATION

      For the year ended December 31, 2002, the aggregate compensation paid by the Company to its executive officers (a total of 10 persons) for services in all capacities was approximately Ps.20.3 million (US$2.0 million). During 2002, each of the directors of the Company's Board of Directors received annual compensation in the amount of US$25,000, half of which was paid in cash and half of which was paid in CPOs.

EMPLOYEES

      As of December 31, 2002, the Company employed 3,947 employees of whom 1,078 were freelance employees. Of the Company's employees, 771 work in production, 1,876 perform administrative functions and 222 were managers or executive officers. Approximately 27% of the Company's new hires in 2002 were freelance employees.

      Approximately 20% of the Company's permanent employees are represented by the television union, with a smaller number of employees represented by the artists' union or the musicians' union. Under Mexican law, the compensation terms of the agreements between the Company and its union employees are subject to renegotiation on an annual basis. All other terms of the agreement are renegotiated every two years.

      The Company believes that its relations with its employees are good. The Company has never been subject to a strike by its employees.

SHARE OWNERSHIP

      With the exception of Ricardo B. Salinas Pliego, there are no directors or officers who beneficially own more than 1% of the Company's shares. At June 15, 2003, the directors and officers of the Company, other than Mr. Salinas Pliego, beneficially owned an aggregate of 1.2 million CPOs, as well as options for 800,000 CPOs exercisable within 60 days. At June 15, 2003, the directors and officers of the Company, other than Mr. Salinas Pliego, beneficially owned 0.065% of the share capital of the Company. For information regarding beneficial ownership of the Company's shares by Mr. Salinas Pliego, see "Item 7. Major Shareholders and Related Party Transactions."

OPTION PLANS

      The Company has reserved for issuance pursuant to employee stock options approximately 240 million CPOs (after giving effect to the 4-for-1 split of the Company's stock declared effective on April 22, 1998). In the fourth quarter of 1997, the Company adopted employee stock option plans pursuant to which options were granted to all current permanent employees who were employed by the Company as of December 31, 1996, with a more significant number of options being granted to the Company's senior management and key actors, presenters and creative personnel. The options, which relate to an aggregate of approximately 76 million CPOs, generally were granted in equal portions in respect of each employee's first five years of employment with the Company (whether prior to or after adoption of the plans). These options generally may be cancelled in the case of employment years after 1996 if the Company's operating profit before deducting depreciation and amortization in that year has not increased by at least 15% (excluding the effect of inflation) as compared to the previous fiscal year. An employee's options in respect of any employment year generally become exercisable five years later, unless the employee is no longer employed by the Company, in which case the options will be reassigned. The options expire on the fifth anniversary of the date on which they become exercisable.

      In 1999, options with respect to 43.6 million CPOs were granted to Moises Saba Masri, in his capacity as Chairman of Unefon, an affiliate of the Company, at an exercise price of US$0.0802 per CPO. Forty million of these options were subsequently exercised by Mr. Saba in 1999 and an additional 2.8 million were exercised in 2000 after March 31. In addition, options previously granted to the Company's employees for 0.5 million CPOs were exercised in 1999 at an average exercise price of US$0.2900 per CPO.

      Set forth below are the number of CPOs, the exercise prices and the expiration dates of all options outstanding (whether or not vested) as of May 31, 2003:

              NUMBER OF CPOS       EXERCISE PRICES        EXPIRATION DATES
              --------------       ---------------        ----------------
                9,012,017             US$0.1300              2003-2009
               11,432,574             US$0.2900              2003-2004
                8,323,173             US$0.2925              2003-2007
               10,730,800             US$0.3225              2004-2008
                6,233,600             US$0.3550              2005-2009
               15,142,400             US$0.3900              2006-2010
                2,000,000             US$0.5000              2003-2009
               62,874,564
              ===========

      Included in these outstanding options, options relating to an aggregate of approximately 22,515,591 CPOs were held by the Company's directors and executive officers as a group.

      Under Mexican GAAP, the granting of these options had no effect on the Company's results of operations, cash flow or financial condition. Under U.S. GAAP, the granting of these options gave rise to non-cash compensation expense in 2000, 2001 and 2002 of approximately Ps.114 million, Ps.35 million and Ps.62 million, respectively. See Note 17 to the Consolidated Financial Statements. The Company expects that the amount of non-cash compensation expense arising in future periods under U.S. GAAP from the granting of these options (or options that the Company may grant in the future with exercise prices below the then fair market value of the CPOs, a possibility the Company is actively considering) also will be relatively large.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

      The following table sets forth information regarding those shareholders of the Company that beneficially owned 5% or more of the Company's capital stock as of May 31, 2003.

                                       CPOs
                         --------------------------------
                                               PERCENTAGE                            AGGREGATE           AGGREGATE
                                                   OF                               PERCENTAGE           PERCENTAGE
                                               OUTSTANDING    A SHARES NOT IN     OF OUTSTANDING        OF OUTSTANDING
IDENTITY OF OWNER           QUANTITY              CPOS             CPOS              A SHARES              SHARES
-----------------        ---------------       -----------    ----------------    ----------------     --------------
Azteca Holdings(1)..      862,062,599 (2)           38.74%       2,446,630,810               52.11%             55.00%
Ricardo B. Salinas
 Pliego.............    1,008,988,699 (3)           45.34%       2,469,882,902 (4)           52.60%             60.00%

(1) 44 million CPOs and 145 million A Shares owned by Azteca Holdings are held indirectly through Grupo COTSA, a wholly-owned subsidiary of Azteca Holdings. In the aggregate, Azteca Holdings possesses 55.0% of the voting shares of the Company.
(2) Of this amount, approximately 537 million CPOs owned by Azteca Holdings have been pledged to secure the Azteca Holdings 12 1/2% Notes, 13 million CPOs owned by Azteca Holdings have been pledged to secure the Azteca Holdings 10 1/2% Notes and 42 million CPOs owned by Azteca Holdings have been pledged to secure the Azteca Holdings 10 3/4% Notes.
(3) Represents 142,630,100 CPOs directly owned by Mr. Ricardo B. Salinas Pliego, including 4,296,000 CPOs underlying options that are exercisable within 60 days, and 862,062,599 CPOs owned, directly or indirectly, by Azteca Holdings which Mr. Ricardo B. Salinas Pliego controls.
(4) Represents 23,252,092 A Shares directly owned by Mr. Ricardo B. Salinas Pliego and 2,446,630,810 A Shares owned, directly or indirectly, by Azteca Holdings which Mr. Ricardo B. Salinas Pliego controls.

      Grupo Elektra has the right to exchange Comunicaciones Avanzadas, S.A. de C.V. ("CASA") Series N shares that it owns, in whole or in part, at any time until March 26, 2006 for approximately 226.5 million CPOs owned by Azteca Holdings (the "Elektra Reserved Shares"). This exchange right allows Grupo Elektra to acquire up to approximately 7.6% of the capital stock of the Company from Azteca Holdings, which would reduce Azteca Holdings' direct and indirect ownership of the capital stock of the Company to 49.8%. Grupo Elektra is controlled by Mr. Salinas Pliego, who is also Chairman of Grupo Elektra's Board of Directors.

      There have been no significant changes in beneficial ownership of the major shareholders set forth above during the three-year period ended December 31, 2002.

      According to information made available to the Company, at May 31, 2003 there were a total of 46,704,772 ADSs outstanding representing 1,220,761,072 CPOs, or 40% of the total capital stock of the Company at such date. At May 31, 2003, there were a total of 55 holders of record of the ADSs with addresses in the United States, including the nominee for The Depository Trust Company ("DTC"), which held of record a total of 44,468,002 ADSs on behalf of approximately 2,530 DTC participants.

RELATED PARTY TRANSACTIONS

      The Company engages in transactions with its affiliates, including entities owned or controlled by certain of its principal shareholders. The TV Azteca Indenture restricts the Company's ability to engage in transactions with affiliates. Moreover, the new Sarbanes-Oxley Act rules and regulations, together with certain existing and proposed listing requirements of the New York Stock Exchange, place additional restrictions on the Company's affiliate transactions. See Note 8 to the Consolidated Financial Statements.

      TV AZTECA RIGHTS TRANSACTIONS

      Unefon

      In October 2000, the Company granted rights to acquire all of the Unefon Series A shares that it owns pro rata to the holders of all of the Company's outstanding shares and to certain other of the Company's securities. The grant of these rights remains subject to the filing and effectiveness of a registration statement with the SEC that registers the Unefon Series A shares underlying the rights and the receipt of all applicable regulatory and third-party approvals. The rights were granted to:

..     the Company's 8,964,706,897 shares that were outstanding as of October 19,
      2000;

..     the 51,578,430 of the Company's shares underlying the Company's employee stock options which were vested and exercisable as of February 1, 2001;

..     the 206,953,428 of the Company's shares reserved for issuance as of
      October 19, 2000 under the Company's management stock option plan; and

..     the Company's 119,858,484 repurchase fund shares held in treasury as of
      October 19, 2000.

      The aggregate exercise price for all Unefon Series A shares subject to the rights is approximately US$177.0 million, all of which would be received by the Company. The exercise price to be paid for one share of Series A stock of Unefon is US$0.151280667. Holders of rights attached to the Company's Series A shares are entitled to acquire 0.125226140 shares of Unefon's Series A stock for each TV Azteca Series A share they own. Holders of rights attached to the Company's CPOs (which are comprised of one ordinary, no par value, Series A share, one preferred Series D-A share and one preferred Series D-L share of the Company) are entitled to acquire 0.37567819 shares of Unefon's Series A Stock for each CPO they own. Holders of rights attached to the Company's ADSs (which are comprised of 16 of the Company's CPOs) are entitled to acquire 6.010854704 shares of Unefon's Series A Stock for each ADS they own.

      The rights to acquire the Unefon Series A shares do not trade separately from the Company's shares and were originally only exercisable on December 11, 2002. However, in December 2002, the Company approved the change of the exercise date to December 12, 2003. Any rights that are not exercised on the exercise date will expire and the Company will retain ownership of the Unefon Series A shares underlying the rights. If, prior to December 12, 2003, the board of directors of the Company approves a merger or consolidation of Unefon, a sale of all or substantially all of Unefon's assets or a sale (by tender or otherwise) of at least a majority of Unefon's shares or otherwise determines to accelerate the exercisability of the rights, each a sale event, the Company will notify its shareholders that a sale event is anticipated to occur and the rights will be exercisable in connection therewith for a period of time to be determined by the Company. Any exercise of the rights in connection with a sale event will be conditioned on the consummation of the relevant sale event. If such sale event is consummated, any rights which were not exercised during the period designated by the Company will expire and the Company will retain ownership of the Unefon Series A shares underlying the rights.

      Cosmofrecuencias

      In October 2000, the Company also granted on a pro-rata basis to its shareholders to whom the rights to acquire the Unefon Series A shares were granted, rights to purchase all of the Company's shares of Cosmofrecuencias, a Mexican corporation owned 50% by the Company and 50% by a Mexican company wholly-owned by Moises Saba Masri.

      The aggregate exercise price of all of the Cosmofrecuencias shares subject to the rights is approximately US$32.0 million. The grant of the rights remains subject to the receipt of all applicable regulatory approvals. In addition, Cosmofrecuencias intends to register the underlying Cosmofrecuencias shares under the U.S. securities laws between October 19, 2004 and October 19, 2006. The rights do not trade separately from the Company's shares and are exercisable only for a period of time to be determined by the Company following the effectiveness of the registration of the underlying Cosmofrecuencias shares. Any rights that are not exercised during the exercise period designated by the Company will expire, and the Company will retain ownership of the Cosmofrecuencias shares underlying such rights. If, prior to the designation of the exercise period, the Board of Directors of the Company approves a merger or consolidation of Cosmofrecuencias, a sale of all or substantially all of Cosmofrecuencias's assets or a sale (by tender or otherwise) of at least a majority of Cosmofrecuencias's outstanding shares or otherwise determines to accelerate the exercisability of the rights, each a sale event, the Company will notify its shareholders that a sale event is anticipated to occur and the rights will be exercisable in connection therewith for a period of time to be determined by the Company. Any exercise of the rights during the exercise period designated by the Company in connection with a sale event will be conditioned on the consummation of the relevant sale event. If such sale event is consummated, any rights which are not exercised during the exercise period designated by the Company in connection with a sale event will expire, and the Company will retain ownership of the shares underlying the rights.

      LOANS BETWEEN AZTECA HOLDINGS AND TV AZTECA

      From time to time the Company advances funds to Azteca Holdings. In 2001 and 2002, the aggregate amount of these advances equaled Ps.103 million and Ps.133 million (US$12.8 million). These advances are repaid annually, with a nominal amount of interest, from dividends that Azteca Holdings receives from the Company. Advances denominated in U.S. dollars accrue interest at a rate of 12% per annum. Advances denominated in pesos accrue interest at 1.5% per month plus the daily or monthly interest rates determined by the Mexican Central Bank and published in the Official Gazette of the Federation of Mexico.

      LOANS BY TV AZTECA TO RICARDO B. SALINAS PLIEGO AND HIS AFFILIATES

      In December 2000, the Company made three unsecured loans to Ricardo B. Salinas Pliego for an aggregate amount of US$2.7 million, each with a term of one year and an annual interest rate of 12%. In December 2000, Azteca Holdings purchased two of these loans in the aggregate amount of US$1.37 million. In December 2001, Azteca Holdings sold these two loans back to the Company. The maturity date of all three loans was extended to December 23, 2002. The full amounts outstanding under these three loans, were repaid on December 23, 2002.

      In December 1999, the Company made two one-year unsecured loans in the aggregate amount of US$286,000 to Corporacion RBS, with an annual interest rate of 12%. The Company extended the repayment of the principal and accrued interest amounts of these loans until December 2002. At the time of the extension, the aggregate amount of the interest and principal owing under the loan was US$326,125. The full amounts outstanding under these two loans, were repaid on December 27, 2002.

      AGREEMENTS BETWEEN TV AZTECA AND UNEFON

      In July 2001, the Company and Mr. Saba announced their intention to provide credit support to Unefon for up to US$80.0 million each. As of May 31, 2003, the Company had paid US$17.7 million to Unefon and its creditors pursuant to this credit support and it had outstanding credit support obligations in the amount of US$12.1 million. The Company has terminated any further credit support to Unefon.

      In December 2000, as a condition to the modification of Unefon's finance agreement with Nortel, the principal shareholders of Unefon, the Company and Mr. Saba, agreed in a shareholder's undertaking to provide Unefon up to US$35.0 million in the aggregate in the event Unefon had liquidity shortfalls in 2001 or 2002. In such event, the Company and Mr. Saba would be jointly and severally obligated to make additional funds available to Unefon either (i) by way of equity contribution to Unefon or (ii) as subordinated indebtedness of Unefon. On December 20, 2002, Nortel notified the Company and Mr. Saba of its view that Unefon's non-payment of the August 2002 interest payment under the Nortel finance agreement triggered their joint and several obligation to make additional funds available to Unefon up to an aggregate amount of US$35.0 million as provided in the shareholders' undertaking. The Company and Mr. Saba disputed Nortel's assertion. In connection with the settlement with Nortel, Nortel has released the Company and Mr. Saba from any obligation or liability in connection with this undertaking. However, as of May 31, 2003, the Company and Mr. Saba had made loans to or on behalf of Unefon with an outstanding aggregate principal amount of US$35.8 million, US$19.1 million of which was paid by the Company to Unefon and certain of its creditors.

      In June 1998, the Company and Unefon entered into a 10-year advertising agreement pursuant to which the Company agreed to supply Unefon with advertising spots.

      The principal terms and conditions of the Company's agreement with Unefon, as amended, include:

..     The Company will supply Unefon with advertising spots totaling an aggregate of 120,000 GRPs over the term of the agreement, up to a maximum of 35,000 GRPs per year. For purposes of the agreement, GRPs equal the number of total rating points obtained in a 60 second transmission of commercial messages. Up to 30% of these GRPs may be used during prime-time, which is defined in the agreement as 7:00 p.m. to 11:00 p.m., Monday through Friday, and 6:00 p.m. to 11:00 p.m., Saturday and Sunday. Unefon can only use the GRPs through December 2009;

..     Unefon will pay the Company 3.0% of its gross revenues up to a maximum of
      US$200.0 million. As of December 31, 2002, the Company had broadcast Unefon advertisements having an aggregate value of Ps.147 million (US$14.1 million) pursuant to this agreement. The Company records revenue under the terms of the agreement as the GRPs are consumed on a rate schedule set forth in the agreement, which provides less expensive GRPs initially and more expensive GRPs over the term of the agreement. Pursuant to the agreement, Unefon has elected to defer payments due in 2000, 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004, with the first payment maturing in June 2003. The deferred payments accrue interest at an annual interest rate of 12%. Starting in 2003, Unefon's payments to the Company are due on a current basis. At December 31, 2002, the aggregate deferred payments equaled US$15.7 million (including interest); and

..     The Company's right to payment under the agreement is subject to compliance by Unefon with its payment obligations under its finance agreement.

..     Pursuant to the advertising agreement, Unefon's failure to pay advances will not be considered a default by Unefon under the agreement. However, the Company will be able to suspend the provision of television services to Unefon after Unefon's continued failure to pay for one year.

      In May 1998, the Company signed a building lease agreement with Unefon. The lease has a term of 10 years, starting June 1998, with a one-time right to renew for an additional 10 years upon notice by Unefon at least 180 days prior to expiration. The rent under the lease is Ps.2.5 million (US$207,900) a month, payable in advance each month. During the years ended December 31, 2000, 2001 and 2002, the aggregate lease income received by the Company amounted to Ps.23 million, Ps.25 million and Ps.25 million, respectively.

      AGREEMENTS BETWEEN TV AZTECA AND TODITO

      In connection with its acquisition of 50% of the capital stock of Todito, the Company entered into a five year service agreement with Todito. The service agreement consists of advertising time on the Company's networks, the use of the Company's content on Todito's web site and the use of the Company's sales force to promote Todito. The three components of the service agreement were valued at US$45.0 million, US$50.0 million and US$5.0 million, respectively, at the time of signing. Under the service agreement, the Company agreed to provide Todito with advertising on its Azteca 7 and Azteca 13 networks totaling an aggregate of 78,000 GRPs. The GRPs contemplated by the agreement equal the number of commercial rating points obtained in a 60 second transmission of commercial messages. Todito has the right to use up to 30% of the advertising granted under the service agreement during the network's prime-time hours. The Company also granted Todito the exclusive right to distribute over the Internet the Company's internally produced programming during the term of the service agreement.

      The Company has also signed a five-year hosting agreement with Todito, in February 2000. Under this agreement, the Company has agreed to place a Todito navigation bar at the top of all pages of the Company's web site, www.tvazteca.com.mx, which is intended to direct tvazteca.com.mx visitors to Todito's content and commerce options. The Company has also agreed that tvazteca.com.mx will be subsumed within Todito, such that all visitors to tvazteca.com.mx will actually be navigating within Todito. Todito will also have the right to commercialize advertising space on the Company's website. In exchange for the placement of its navigation bar on tvazteca.com.mx and the right to sell tvazteca.com.mx advertising space, Todito has agreed to place the Company's navigation bar on todito.com and to provide technical support to the Company with regard to the hosting of tvazteca.com.mx within Todito.

      AGREEMENT BETWEEN TV AZTECA AND GRUPO ELEKTRA

      In March 1996, the Company entered into a television advertising time agreement with Grupo Elektra under which Grupo Elektra (or any company in which Grupo Elektra has an equity interest) has the right to not less than 300 advertising spots per week for a period of 10 years, each spot for a 20 second duration, totaling 5,200 minutes annually, but only in otherwise unsold airtime. In exchange for the television advertising airtime, the Company receives Ps.14 million (nominal) (US$1.5 million) (nominal) each year. The agreement may not be terminated by the Company but may be terminated by Grupo Elektra, which may also transfer its rights under this agreement to third parties.

      AGREEMENTS BETWEEN TV AZTECA AND ALTA EMPRESA

      In December 2001, the Company and Alta Empresa entered into an agreement for purposes of marketing and selling the Company's programming throughout the world, excluding Mexico. Pursuant to this agreement, the Company agreed to contribute its programming and Alta Empresa agreed to manage all of the activities involved in the marketing and selling of the Company's programming outside of Mexico. Initially, Alta Empresa may only market and sell the Company's programming in the U.S., which it is currently doing through an agreement with Azteca International. The agreement between the Company and Alta Empresa has an initial term of 30 years, which may be terminated at any time by the Company and Alta Empresa. Based upon their relative contributions, the Company is entitled to 99% of the net profits derived from the marketing and sale of its programming outside of Mexico and Alta Empresa is entitled to the remaining one percent.

      AGREEMENT BETWEEN TV AZTECA AND BIPER

      In September 2001, the Company entered into an advertising agreement with Biper covering the period from January 1, 2002 through December 31, 2002. Under this agreement, Biper had the right to receive advertising in 2002 on the Azteca 7 or 13 networks. In exchange for the advertising time, Biper paid Ps.20 million (nominal) (US$2.1 million) (nominal) to the Company.

      AGREEMENT BETWEEN TV AZTECA AND DATAFLUX

      The Company entered into a television advertising time agreement with Dataflux, effective September 30, 1996. Dataflux is controlled by Guillermo E. Salinas Pliego, the brother of the Chairman of the Board of the Company, Ricardo
B. Salinas Pliego. Under the terms of this agreement, Dataflux or any of its subsidiaries has the right to 480 advertising spots per month on the Azteca 7 and 13 networks for a period of 10 years, each spot with 30 seconds average duration, totaling 2,880 minutes each year, but only in otherwise unsold airtime. In exchange for the advertising time, Dataflux has agreed to pay the Company US$830,770 annually, payable in advance each year. The agreement may not be terminated by the Company; however, it may be terminated by Dataflux at any time upon at least 90 days' notice.

      In December 1996, the Company entered into stock option agreements with two of Dataflux's principal shareholders, Alberto Hinojosa Canales and Guillermo
E. Salinas Pliego. Under the terms of the stock option agreements, Mr. Hinojosa Canales and Mr. Guillermo E. Salinas Pliego together had the option to purchase all of the Company's Dataflux stock, representing a 20% equity interest in Dataflux. These options, which expired on November 30, 1998, had an aggregate exercise price of US$20.0 million if exercised on or before November 30, 1997, with the exercise price increasing until expiration according to interest schedules in the stock option agreements. Effective as of April 1, 1997, Mr. Guillermo E. Salinas Pliego and Mr. Hinojosa Canales, through Datacapital, S.A. de C.V. ("Datacapital"), a holding company, exercised these options with respect to approximately 87.5% of the 20% equity interest in Dataflux that was subject to these options, and agreed to pay to the Company Ps.139.4 million (nominal). Datacapital agreed to pay amounts owed by it by providing the Company with computer equipment by December 31, 2000. At December 31, 2002, Ps.79 million of this amount remained outstanding. The parties are currently in negotiations regarding the remaining amounts owed to the Company.

      AGREEMENT BETWEEN TV AZTECA AND PRODUCTORA DE MEDIOS

      The Company entered into a television advertising time agreement with Productora de Medios, a former wholly-owned subsidiary of Grupo COTSA, under which Grupo COTSA or any of Grupo COTSA's subsidiaries has the right to 42 advertising spots per week on the Azteca 7 or 13 networks for a period of 10 years commencing September 30, 1996. Each spot has an average duration of 20 seconds, totaling 728 minutes each year, but only in otherwise unsold airtime. In exchange for the advertising time, Productora de Medios agreed to pay the Company US$210,000 each year. The agreement may not be terminated by either party without the consent of the other party.

      On November 15, 2001, Productora de Medios sold the advertising minutes under the television advertising time agreement to four non-related parties in return for US$24.0 million, which is to be paid to Cine Alternativo, an affiliate of Productora de Medios that acts as its depositary for the payments. Of this amount, approximately US$12.1 million was paid in December 2001, US$5.6 million in June 2002 and US$6.3 million in December 2002.

      In December 2001, Cine Alternativo and Productora de Medios were merged into Azteca Holdings.

      AGREEMENTS BETWEEN TV AZTECA AND ATC

      John Michael Gearon Jr., a director of the Company since February 2000, serves as President and a director of American Tower International Corporation.

      In February 2000, the Company, together with its subsidiary, Television Azteca, entered into the Tower Agreement with a Mexican subsidiary of ATC regarding space not used by the Company in its operations. This agreement, which was approved by the SCT, covers up to 190 of the Company's broadcast transmission towers. In consideration for the payment of a US$1.5 million annual fee and for a loan of up to US$119.8 million under the ATC Long-Term Credit Facility, the Company granted ATC the right to market and lease the Company's unused tower space to third parties (including affiliates of the Company) and to collect for ATC's account all revenue related thereto. The Company retains full title to the towers and remains responsible for the operation and maintenance thereof. After the expiration of the initial 20 year term of the ATC Long-Term Credit Facility, the Company has the right to purchase from ATC at fair market value all or any portion of the revenues and assets related to ATC's marketing and leasing rights at any time upon the proportional repayment of the outstanding principal amount under the ATC Long-Term Credit Facility.

      In February 2000, the Company entered into the ATC Long-Term Credit Facility for up to US$119.8 million. The ATC Long-Term Credit Facility is comprised of a US$91.8 million unsecured term loan and a US$28.0 million term loan secured by certain of the Company's real estate properties. The interest rate on each of the loans is 12.877% per year. The initial term of the US$91.8 million unsecured term loan is 20 years, which may be extended up to an additional 50 years, so long as the Tower Agreement remains in effect. The US$28.0 million secured term loan currently matures in February 2004, but may be renewed annually for successive one-year periods so long as the Tower Agreement remains in effect.

      ADDITIONAL RELATED PARTY LOANS

      In April 2000, the Company made an unsecured loan in the principal amount of US$1.4 million with an annual interest rate of 10.63% to Adrian Steckel Pflaum, who was one of Azteca Holdings' directors at the time and is Unefon's chief executive officer. The full amount outstanding under this loan was repaid on December 31, 2002.

      In June 1998, the Company made an unsecured loan in the principal amount of US$470,000 with an annual interest rate of 12% to Francisco X. Borrego, one of the Company's executive officers. This loan was repaid in December 2002.

ITEM 8.     FINANCIAL INFORMATION

See "Item 18. Financial Statements" and the financial statements referred to therein.

ITEM 9.     THE OFFER AND LISTING

PRICE HISTORY AND MARKETS

      The CPOs, each representing one A Share, one D-A Share and one D-L Share, are traded on the Mexican Stock Exchange. The ADSs have been issued by The Bank of New York, as depositary (the "Depositary"). Prior to April 22, 1998, the effective date of the stock split described below, each ADS represented four CPOs, and now each ADS represents 16 CPOs as issued by Nacional Financiera, S.N.C. as trustee (the "CPO Trustee") for the CPO Trust. The ADSs are traded on the New York Stock Exchange. The ADSs are also quoted on the Stock Exchange Automated Quotation system of the International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd. (SEAQ International).

      The following table sets forth, for the periods indicated, the reported high and low sales prices for the CPOs on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units but have been restated to reflect the stock split described below.

                                                 MEXICAN STOCK EXCHANGE       NEW YORK STOCK EXCHANGE
                                                      PESOS PER CPO             U.S. DOLLARS PER ADS
                                               -------------------------    ---------------------------
YEAR ENDED DECEMBER                               HIGH            LOW           HIGH            LOW
-------------------                               ----            ---           ----            ---
1998.....................................      Ps.11.5152      Ps.2.7780    US$ 23.0625      US$ 4.2500
1999.....................................          5.3100         5.1900         9.0000          8.9400
2000.....................................          5.9400         5.8000        10.0000          9.7500
2001.....................................          6.5800         2.2000        10.6500          3.7800
2002.....................................          4.9200         2.7000         8.8000          4.3000

                                                 MEXICAN STOCK EXCHANGE       NEW YORK STOCK EXCHANGE
                                                      PESOS PER CPO             U.S. DOLLARS PER ADS
                                               -------------------------    ---------------------------
QUARTER                                           HIGH            LOW           HIGH            LOW
-------                                           ----            ---           ----            ---
2001:
     First Quarter.......................         Ps.6.58        Ps.4.12    US$   10.65      US$   7.37
     Second Quarter......................            5.21           3.60           9.01            6.41
     Third Quarter.......................            4.08           2.20           6.92            3.78
     Fourth Quarter......................            3.96           2.20           6.83            3.79
2002:
     First Quarter.......................            4.89           3.70           8.80            6.64
     Second Quarter......................            4.90           4.01           8.78            6.30
     Third Quarter.......................            4.30           2.99           7.06            4.69
     Fourth Quarter......................            3.46           2.70           5.60            4.30
2003:
     First Quarter.......................            3.39           2.86           5.15            4.22

                                                 MEXICAN STOCK EXCHANGE       NEW YORK STOCK EXCHANGE
                                                      PESOS PER CPO             U.S. DOLLARS PER ADS
                                               -------------------------    ---------------------------
MONTH ENDED                                       HIGH            LOW           HIGH            LOW
-----------                                       ----            ---           ----            ---
     December 31, 2002...................         Ps.3.08        Ps.3.04    US$    4.81      US$   4.69
     January 31, 2003....................            2.97           2.91           4.39            4.25
     February 28, 2003...................            3.27           3.20           4.78            4.71
     March 31, 2003......................            3.18           3.00           4.74            4.60
     April 30, 2003......................            3.77           3.65           5.90            5.75
     May 31, 2003........................            3.99           3.89           6.25            6.11

      On March 27, 1998, the Company's shareholders approved a 4-for-1 split of the Company's stock. The split was declared effective on April 22, 1998. As a result of the split, each ADS currently represents 16 CPOs; each CPO continues to represent one A Share, one D-A Share and one D-L Share.

      At the Company's annual ordinary and extraordinary meeting of shareholders held on March 27, 1998, the Company's shareholders approved the establishment of a reserve in its stockholders' equity account in the amount of Ps.870 (nominal) million for the repurchase of its stock, in accordance with rules established by the CNBV. The Company may purchase its CPOs on the Mexican Stock Exchange and its ADSs on the New York Stock Exchange at prevailing prices up to the amount in this reserve account. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders' meeting during the period in which such shares are owned by the Company. As of May 31, 2003, approximately 109 million CPOs had been repurchased since the Company initiated repurchases in April 1998.

      TRADING ON THE MEXICAN STOCK EXCHANGE

      The Mexican Stock Exchange, which was founded in 1894, ceased operations in the early 1900s, and has operated continuously since 1907, is located in Mexico City and is Mexico's only stock exchange.

      The Mexican Stock Exchange is organized as a corporation with its shares being held by 32 registered licensed brokerage firms. These firms are exclusively authorized to trade on the Mexican Stock Exchange through the electronic trading system implemented by the Mexican Stock Exchange and the CNBV. Trading of securities registered on Subsection "A" of the RNV, the Mexican National Securities Registry, is effected on the Mexican Stock Exchange each business day between 8:30 a.m. and 3:00 p.m., Mexico City time. The size of trading lots is 1,000 shares. Brokerage firms are permitted to trade in odd lots only through a parallel computerized odd-lot trading system.

      The Mexican Stock Exchange publishes a daily official price list that includes price information on each listed security. For most issuers, the Mexican Stock Exchange operates a system of immediate suspension of dealing in shares of a particular issuer as a means of controlling excessive price volatility. In accordance with the rules of the Mexican Stock Exchange, trading of a certain security may be suspended by reason of: (i) material events affecting the price of such security; (ii) extraordinary fluctuations in the price of such security; (iii) unusual behavior of such security; and (iv) events affecting securities listed on the Mexican Stock Exchange's international quotation system.

      Each day a price band is established, with the upper and lower limits generally being 15% above and below a reference price, which is initially the day's opening price. If during the day a bid or offer is accepted at a price outside this band (an extraordinary price fluctuation), trading in the shares is automatically suspended, and the Mexican Stock Exchange immediately proceeds to verify whether there is information in the market which explains the price fluctuation and requires the corresponding issuer or intermediary to immediately inform the Mexican Stock Exchange whether it knows the cause of the price fluctuation. When trading resumes, the high point of the previous band generally becomes the new reference price in the event of a rise in the price of a security and the low point of the previous band becomes the new reference price in the event of a fall in the price of a security. Suspension periods in effect at the close of trading are not carried over to the next trading day.

      Notwithstanding the foregoing, in accordance with the rules of the Mexican Stock Exchange, the CPOs are not subject to this suspension system because they also trade outside Mexico in the form of ADSs.

      Settlement is effected two trading days after a share transaction on the Mexican Stock Exchange. Deferred settlements, even if by mutual agreement, are not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, a central securities depositary owned by Mexican financial intermediaries that acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

      As of December 31, 2002, 167 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. According to the Mexican Stock Exchange, during 2002, the ten most actively traded equity issues traded on the Mexican Stock Exchange represented approximately 65.81% of the Indice de Precios y Cotizaciones (the "Mexican Stock Exchange Index") (which is based on the share prices of 35 major Mexican issuers). Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions by institutional investors. There is no over-the-counter market for securities in Mexico, but trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off of the Mexican Stock Exchange. However, due primarily to Mexican tax considerations relating to capital gains, most transactions in listed Mexican securities are effected on the Mexican Stock Exchange.

      The Mexican Stock Exchange is Latin America's second largest exchange by market capitalization, but it remains relatively small and illiquid compared to major world markets and is subject to significant volatility. During 1994, for example, the Mexican Stock Exchange Index experienced one-day declines (in peso terms) of approximately 6% and 15%, respectively, following events in the State of Chiapas in southern Mexico and the assassination of Luis Donaldo Colosio Murrieta, the presidential candidate of the Institutional Revolutionary Party. Furthermore, following the devaluation of the peso in December 1994, the Mexican Stock Exchange Index declined (in peso terms) by approximately 36% from December 20, 1994 to February 27, 1995, and on several occasions in 1995, the Mexican Stock Exchange Index declined by more than 5% (in peso terms) in one day.

      The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other developing countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican companies. The market value of securities of many Mexican companies declined sharply in 1998. This decline was reflected in a 24.3% decline in the Mexican Stock Exchange Index (in peso terms) from January 1, 1998 to December 31, 1998, and was initially a result of declines in the Hong Kong securities market and persisted as a consequence of economic crises in Asia, Russia and Brazil. The market value of securities of many Mexican companies increased in 1999, as a result of an increase in demand for Mexican companies' securities and the general stability of the Mexican economy. This increase was reflected in an 86% increase in the Mexican Stock Exchange Index (in peso terms) from January 4, 1999 to December 31, 1999. There can be no assurance that the market value of the Company's CPOs would not be adversely affected by events elsewhere, especially in developing countries. In 2000 there were presidential elections in Mexico. Historically this kind of event has caused national and international investors to reduce their risk by selling shares of Mexican companies. Subsequent to the elections in Mexico, the Mexican Stock Exchange Index decreased by 20.73%. In addition, trading volume decreased 0.59% as compared with 1999. The war in Iraq precipitated a 27.72% decrease in the Mexican Stock Exchange Index in the period between April 4 and August 5, 2002. However, the Mexican Stock Exchange recovered from the impact of these events such that by May 31, 2003, the Mexican Stock Exchange Index had regained 21.04% from its low on August 5, 2002.

      On April 1, 1998, the Company's CPOs entered the Mexican Stock Exchange Index as one of the 35 most important stocks traded on the Mexican Stock Exchange.

ITEM 10.    ADDITIONAL INFORMATION

BYLAWS

      Set forth below is a brief description of certain significant provisions of the Company's bylaws. This description does not purport to be complete and is qualified by reference to the Company's bylaws, which have been filed as an exhibit to this registration statement.

Organization and Register

      The Company is a corporation (sociedad anonima de capital variable) organized under the laws of Mexico. The Company's deed of incorporation was executed on June 2, 1993 and was registered in the Public Registry of Commerce in Mexico City on July 13, 1992 under the number 167346.

Purpose

      Article 4 of the bylaws defines the Company's purpose as the promotion, incorporation, organization, exploitation and participation in the capital stock of all types of commercial companies, partnerships, associations or industrial, trading, services or any other type of company, both domestic and foreign, as well as participation in the administration or liquidation thereof, as well as other purposes related thereto.

Board of Directors

      Management of the Company is vested in its Board of Directors. According to the bylaws, the Board of Directors is to consist of a minimum of five and a maximum of twenty members. The Board of Directors is currently composed of 11 members. The Series A shareholders have the power to elect at least seventy percent of the Company's directors and each holder of ten percent of the Company's limited-vote capital stock (D-A Shares and D-L Shares, and after conversion, the L Shares) is entitled to elect one of the Company's directors. Of the directors appointed, 25 percent must be independent. Among other obligations, the directors are required to inform the Chairman and the Secretary of the Board of Directors of any conflict of interest and refrain from voting on matters related to such conflict and to use the resources of the Company only for the benefit of the Company and to define clear policies with regard to the use of Company resources for personal purposes.

Capital Stock

      The capital stock is variable. The minimum fixed capital of the Company is US$1,694,612,147.00, represented by Series A, Series D-A, Series D-L and Series L shares. Each share is entitled to one vote on those issues for which such shares have the right to vote. The Series A and Series D-A shares may only be subscribed by Mexican entities. The variable portion of the capital of the Company is limited to no more than ten times the value of the minimum fixed capital stock.

      The shares of capital stock of is divided into four Series:

..     Series A shares represent ordinary shares with full voting rights.

..     Series D-A shares represent limited-voting shares, which are entitled to receive a dividend, but may only vote on (i) transforming the Company from one type of company to another, (ii) any merger of the Company (including a merger in which the Company is the surviving entity), (iii) extension of the Company's existence beyond June 2092, (iv) dissolution of the Company before June 2092, (v) a change of the Company's corporate purposes and
      (vi) a change of the Company's nationality. Series D-A shares will convert into Series A shares 10 years after their issuance.

..     Series D-L shares represent limited-voting shares, which may be freely subscribed and are entitled to receive a dividend, but may only vote on
      (i) transforming the Company from one type of company to another, (ii) any merger of the Company (including a merger in which the Company is the surviving entity), (iii) extension of the Company's existence beyond June 2092, (iv) dissolution of the Company before June 2092, (v) a change of the Company's corporate purposes and (vi) a change of the Company's nationality. Series D-L shares will convert into Series L shares 10 years after their issuance.

..     Series L shares represent limited-voting shares and shall only have the right to vote on (i) transformation of the Company from one type of company to another, (ii) any merger in which the Company is not the surviving entity, and (iii) removal of the L Shares or securities representing them from listing on the Mexican Stock Exchange or any foreign stock exchange and cancellation of the registration of such shares with the RNV. Series L shares may be acquired by any natural or legal person, national or foreign, provided that the applicable legal provisions with respect to foreign investment are met. For purposes of the foreign investment laws, Series L shares are not included in the calculation of the proportional participation of foreign investors.

      Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether any action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholder Meetings

      Shareholders' meetings may be general or special, and general meetings may be ordinary or extraordinary. Extraordinary general meetings are those called to consider certain matter specified in Article 182 of the General Law of Commercial Corporations, including, principally, amendment of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of the Company's shares from listing, or they may be called to agree on the amortization of shares with distributable profits. All other meetings shall be ordinary. Ordinary general shareholders' meetings shall be held at least once each year, in the four months following the close of each fiscal year. Special meetings are those that meet to address matters that could affect the rights of a particular class of shares, and are subject to the provisions applicable to extraordinary general meetings.

      Generally, the Board of Directors or the statutory auditors call shareholder meetings; however, shareholders representing at least ten percent of the capital stock of the Company may request in writing, at any time, that the Board of Directors or the statutory auditors call a meeting of the shareholders to discuss the matters specified in their request, provided that such shareholders have the right to vote on the matter. If the Board of Directors fails to call such meeting, the shareholders may seek judicial intervention.

      Notice of meetings must be published in the Diario Oficial de la Federacion ("Official Gazette") or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. Shareholders that are entered into the shareholder register as holders of one or more shares of the Company must be admitted to shareholder meetings. The shareholder register will be closed the day before the date set for a meeting. In order to attend a meeting, shareholders must deposit their shares in return for an admission card which will give them access to the meeting.

      The quorum for an ordinary general meeting is 50% of the shares with a right to vote at such meeting. If a quorum is not available a second meeting may be called pursuant to which action may be taken by a majority of those shares with a right to vote present, regardless the number of such shares. The quorum for an extraordinary general meeting at which Series D-A, D-L and/or L shares do not have the right to vote is 75% of Series A shares. If a quorum is not available a second meeting may be called pursuant to which action may be taken 50% plus one of the entirety of the Series A shares of the corporation. The quorum for an extraordinary general meeting at which Series D-A, D-L and/or L shares have the right to vote, at least a majority of the Series A shares and seventy-five percent (75%) of the entirety of the shares that comprise the capital stock of the Company must be present. If a quorum is not available a second meeting may be called if at least a majority of the Series "A" shares of the corporation and 50% of the entirety of the shares that comprise the capital stock are present. When Series D-A, D-L and, where applicable, L shareholders are called to a Special Meeting to decide on the selection and removal of their Board Members, the meeting will be deemed legally assembled and its resolutions valid when they are adopted by a simple majority of the series D-A, D-L and, where applicable, L shareholders in attendance. When Series D-A, D-L and, where applicable, L shareholders are called to address any other matter, including the withdrawal of said shares or, where applicable, of the securities that represent them, from the Mexican Stock Exchange or any other foreign stock exchange, their cancellation in the National Register of Securities, the meeting, will be deemed legally assembled when at least 75% and 50%, for first and second call, respectively, of said shares are present, and their resolutions shall be valid when taken by at least 95% of the shares of each series.

Preemptive Rights

      In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder's existing proportionate holdings of shares of that series; provided that such right shall not apply in the case of a capital increase in connection with a merger, conversion obligations, acquisition of shares in the market by the Company or a public offering. Preemptive rights must be exercised within the period established by the shareholders at the meeting authorizing the capital increase, which shall be at least 15 days following the publication of notice of the capital increase in the Official Gazette and a newspaper of general circulation in Mexico City.

LEGAL PROCEEDINGS

TV AZTECA

      Pappas Settlement

      In July 2001, Azteca International and Pappas Southern California entered into an equity option agreement pursuant to which Azteca International was granted an option to purchase an equity interest in Pappas Southern California. The equity option was exercised by Azteca International on May 21, 2002. The acquisition by Azteca International of an equity interest in Pappas Southern California was not consummated by the parties on the anticipated closing date.

      In July 2002, Azteca International filed a lawsuit against Pappas Southern California in Delaware Chancery Court seeking specific performance of the equity option agreement. Also, in July 2002, Pappas Southern California and its wholly-owned subsidiary that holds the FCC license to operate the Los Angeles station (collectively, the "PSC Entities") filed a lawsuit in California state court against Azteca International and the Company seeking a declaration that these parties did not have the right to acquire any portion of the equity of Pappas Southern California pursuant to the equity option agreement. The parties later agreed to stay the California action. The trial on the Delaware lawsuit was scheduled for December 2002.

      Pappas also claimed that Azteca International had breached its station affiliation agreements with its affiliates in the Los Angeles, San Francisco, Houston and Reno television markets. In response, Azteca International filed a separate lawsuit in New York state court against Pappas Southern California and the Pappas affiliates operating the San Francisco, Houston and Reno stations seeking to prevent the termination of the station affiliation agreements. The Pappas-controlled entities filed counterclaims against Azteca International seeking a declaration that they were entitled to terminate the station affiliation agreements.

      On November 27, 2002, the Company and Pappas entered into an agreement in principle to settle all of the pending lawsuits and all related disputes, and on February 11, 2003, a definitive settlement agreement was executed. In connection with settling these pending matters, the Company and Pappas also entered into a number of agreements that will govern their future relationship. These agreements include a new promissory note issued by Pappas in favor of the Company, an LMA governing, under certain circumstances, Azteca International's operation of its Los Angeles affiliate and a purchase option agreement that grants Azteca International the right, subject to receipt of all necessary approvals, to acquire all of the assets of its Los Angeles affiliate. In addition to these agreements, Pappas and the Company have modified their existing station affiliation agreements and entered into new station affiliation agreements. See "Item 4. Information on the Company--Other Operations--Azteca International--Pappas Station Affiliations" for a discussion of each of these agreements.

      Echostar

      On June 25, 2002, Echostar filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York. This lawsuit alleges that the Company is in breach of the exclusivity provisions of the Echostar agreement because Azteca America Programming (which contains portions of Azteca 13 Programming) is re-transmitted by certain of Azteca International's station affiliates on local cable systems and other satellite systems. Echostar sought a preliminary and permanent injunction that, among other things, would enjoin the Company from directly or indirectly distributing any portion of Azteca 13 Programming to cable and satellite operators (other than Echostar) in the U.S. On July 9, 2002, the Company entered into a voluntary undertaking, pursuant to which it represented to the Court that any new U.S. affiliates (signed after July 1, 2002) would not exercise their "must-carry" or "retransmission consent" rights to broadcast Azteca America Programming on cable or DTH satellite. This undertaking ceased to be in effect on April 13, 2003 after the Court denied Echostar's application for a preliminary injunction on April 3, 2003. On December 20, 2002, the Company filed an answer, denying the allegations of Echostar's complaint. The Company also filed counterclaims, alleging that if the Court were to find that Echostar's interpretation of the agreement is correct, then the agreement should be rescinded due to a unilateral mistake as to the understanding of the material terms of the agreement, or because there was no meeting of the minds as to the material terms. There can be no assurance as to the outcome of this litigation. However, the Company intends to defend itself vigorously.

      If the Echostar lawsuit were to be adversely determined for the Company, this could have an adverse effect on the ability of the Company to provide Azteca International's station affiliates and cable operators with Azteca America Programming that contains Azteca 13 Programming and, consequently, on its ability to expand the Azteca America Network in the U.S. prior to the expiration of the Echostar agreement on March 17, 2004, or, if extended by Echostar, March 17, 2005. In certain circumstances, if Echostar obtains an injunction barring Azteca International from distributing Azteca America Programming that contains portions of Azteca 13 Programming to over-the-air broadcasters that retransmit it to U.S. cable operators, then, subject to certain conditions, certain of Azteca International's station affiliates would have the right to cancel their affiliation agreements. However, in such event the Company believes that it will be able to provide alternative TV Azteca content and thus continue the broadcast of Azteca America Programming over such affiliate stations. Although Echostar is continuing to seek a permanent injunction against the Company, the Court denied Echostar's application for a preliminary injunction on April 3, 2003. An adverse outcome in this lawsuit could also subject the Company to the payment of damages for lost subscribers incurred by Echostar.

      Channel 40

      In December 1998, the Company entered into a joint venture with TVM and TVM's subsidiary, CNI, for the operation of a television channel that broadcasts throughout the Mexico City metropolitan area on UHF Channel 40. For a minimum term of three years and up to 10 years, the Company agreed to pay to CNI, on a quarterly basis, 50% of the EBITDA, as defined in the agreement governing the joint venture, generated by Channel 40. The Company advanced US$15.0 million of this payment to CNI in a series of installments paid in 1998 and 1999. Under the terms of the joint venture, the Company agreed to provide substantially all of Channel 40's programming and to sell all of Channel 40's advertising time. The Company also established a 10 year credit facility of US$10.0 million for CNI, secured by stock of TVM, with a three-year grace period for payment of principal and interest. As security for the loan, 51% of the capital stock of TVM owned by Mr. Javier Moreno Valle, a major shareholder and the sole administrator of TVM, was pledged as collateral. The Company was also granted an option to purchase up to 51% of the capital stock of TVM beginning in November 2002, or upon the earlier termination of the joint venture by CNI or TVM. Under the option to purchase, the sale price of TVM's capital stock will be based on a valuation of 100% of the stock of TVM that is equal to the greater of US$100.0 million (which amount increases gradually over time) or 10 times the EBITDA generated by Channel 40 for the 12 months preceding the exercise of the purchase option, less any indebtedness owed by TVM or CNI to the Company at the time the option is exercised. As of December 31, 2002, TVM's and CNI's indebtedness to the Company totaled approximately US$34.4 million, comprised of US$10.0 million under the credit facility, a US$15.0 million payment advance and US$9.4 million comprised of interest on the credit facility and additional operating expenses forwarded to CNI.

      In July 2000, CNI stopped broadcasting the Company's signal as required by its contractual obligations under the joint venture agreement. In response to CNI's actions, the Company filed several lawsuits in Mexico against TVM, CNI and Mr. Moreno Valle, seeking lost profits and the enforcement of its purchase option right under the joint venture to acquire up to 51% of the capital stock of TVM.

      In July 2001, the 5th Civil Court in Mexico City ordered CNI to pay the Company US$35.0 million for damages and lost profits. CNI appealed this order, and, in October 2001, an appeals court decided the Company did not have the right to receive damages but instructed CNI to return advance payments in the amount of US$15.0 million. The Company filed an action for relief (amparo) before a federal circuit court seeking to reverse the appeals court's ruling. Accepting the Company's action for relief, the federal circuit court instructed the appeals court to decide whether the Company is entitled to damages arising from TVM's actions. Following this decision, the appeals court resolved that CNI committed an illegal act which allows the Company to seek damages, but that such damages should be pursued pursuant to a different cause of action. The Company filed an action for relief before the same federal circuit court. This action is pending.

      In July 2002, the Company filed a lawsuit against Mr. Moreno Valle seeking the foreclosure of the pledge over 51% of the capital stock of TVM. This action, which is pending before a Mexican court, substituted a legal action that the Company had commenced to enforce a guaranty trust.

      In November 2002, the Company requested the bankruptcy of CNI before a Mexican court. In January 2003, CNI submitted its response. This action is pending before a bankruptcy court.

      In November 2000, the Company filed another action before the International Court of Arbitration of the International Chamber of Commerce. In this action, the Company sought to enforce the Company's option to purchase up to 51% of the capital stock of TVM. TVM and Mr. Moreno Valle filed legal responses to these claims. In December 2002, an arbitral tribunal issued an award concluding that the joint venture and the option agreement entered into by the Company and CNI are valid, in effect and enforceable. The Company believes this arbitral award confirms the Company's right to operate Channel 40 as contemplated by the joint venture and to exercise its right to acquire up to 51% of the capital stock of TVM.

      In reliance on the arbitral award issued in December 2002 by the arbitral tribunal of the International Court of Arbitration, the Company took possession of certain broadcasting facilities of Channel 40 to restore the Company's signal on Channel 40. Following this event, the SCT took exclusive control of the Channel 40 transmission site and signal.

      In December 2002, CNI filed criminal complaints against individuals who took possession of the broadcasting facilities of Channel 40. These complaints, which resulted in criminal judgments, are currently being appealed before a federal criminal judge. No director or executive officer of the Company or its parent is a part of these proceedings.

      In January 2003, CNI filed an action for relief (amparo) before a Mexican federal district court seeking to reverse the SCT's decision to take exclusive control of the Channel 40 transmission site and signal. The Mexican federal district court suspended the SCT's decision, but required that TVM place
US$5.0 million bail in respect of such suspension, which TVM placed. On January 27, 2003, CNI regained control of the Channel 40 transmission site and signal. As of the date of this Annual Report, no TV Azteca signal is being broadcast on Channel 40.

      On February 10, 2003, the SCT imposed a Ps.210,750 (US$21,000) fine on the Company for having entered the broadcasting facilities of Channel 40 on December 27, 2002.

      The Company is actively seeking to enforce its rights to operate Channel 40 and believes that it will be successful in its legal actions against CNI and Mr. Moreno Valle. However, no assurance can be given as to the outcome of these actions. If the Channel 40 litigation were to be adversely determined against the Company, the Company could lose the benefit of all or part of its option to purchase 51% of the capital stock of TVM, the joint venture agreement that allows the Company to operate Channel 40 and revenues received therefrom could be terminated. However, in such event, CNI would continue to be indebted to the Company for approximately US$34.0 million, which indebtedness would continue to be secured by the pledge of 51% of TVM's capital stock.

      La Academia

      On October 16, 2002, Gestmusic Endemol, S.A., or Endemol, filed an administrative claim before the Instituto Mexicano de la Propiedad Industrial ("IMPI"), the Mexican trademark agency. Endemol alleges that the Company violated certain provisions of the Ley de la Propiedad Industrial ("Mexican Industrial Law") because the Company did not obtain authorization from Endemol to use the trademark La Academia, and that such unauthorized use caused confusion among the general public. Endemol seeks that the Company refrain from conducting unfair practices in the future, which it argues includes the use of La Academia's name and format, and that IMPI impose a penalty on the Company for its violations. The Company has denied this allegation, asserting that Endemol's trademark rights do not extend to television programming and that the name is of such general nature that it is not appropriate for trademark protections. This administrative action is still pending final resolution before the IMPI. In addition, The Company has requested that IMPI declare the trademark La Academia null and void alleging that such trademark is descriptive in nature and of common public use for the services it was registered.

      The Company believes that if the administrative claim were to be adversely determined to the Company, the Company could be subject to a fine of up to Ps.873,000 (US$83,982).

UNEFON

      Unefon and Nortel recently settled disputes over each party's compliance with the terms and conditions of the finance agreement, letter agreement, procurement agreement, and other related agreements entered into by the parties and certain of their shareholders and affiliates.

      The dispute began when Unefon asserted that Nortel had not fulfilled its obligations under the finance agreement, letter agreement and procurement agreement and, as a result, withheld a US$6.0 million interest payment due to Nortel in August 2002 and asserted that it was relieved of its payment obligations under the finance agreement by reason of Nortel's breaches.

      On August 28, 2002, Nortel sent Unefon a notice alleging that Unefon was in default under the finance agreement due to its non-payment of the August 2002 interest payment. Nortel also alleged that the proposed spin-off by the Company of its 46.5% stake in Unefon would be deemed to be a change in control under the terms of the finance agreement, which also would constitute a default under the finance agreement unless Nortel consented to such action. Nortel notified Unefon on September 9, 2002 that based on its non-payment of the August 2002 interest payment, Nortel was accelerating all amounts owed by Unefon under the finance agreement. Nortel also notified Unefon that it was exercising its right to terminate the procurement agreement as a result of Unefon's alleged default under the finance agreement.

      On September 9, 2002, Unefon filed a lawsuit against Nortel in the Supreme Court of the State of New York seeking damages and lost profits in the amount of US$900.0 million. On September 23, 2002, Nortel filed an answer and counterclaim in which Nortel asserted, among other things, that it had not breached the finance agreement and related letter agreement and that the remedies sought by Unefon were not available under the finance agreement, the procurement agreement or applicable law. Nortel's counterclaim was based on Unefon's non-payment of the August 2002 interest payment and Nortel sought acceleration and immediate payment of all amounts allegedly due to Nortel under the finance agreement. The parties filed additional claims and counterclaims before the New York Supreme Court and the American Arbitration Association in New York City, in addition to, among other Mexican actions, a petition by Nortel to a Mexican court for the bankruptcy of Unefon before the parties reached a settlement on June 16, 2003.

     On June 16, 2003, Unefon reached a settlement with Nortel pursuant to which Unefon and Nortel released each other from all obligations arising out of the procurement agreement, finance agreement or any related agreements and terminated all actions and proceedings of any kind between the parties or involving the parties and their counsel, in the U.S. and Mexico. Unefon and Nortel also terminated the procurement agreement and entered into a new supply agreement. In connection with the settlement, Unefon paid an aggregate of US$43.0 million to Nortel to be applied to accounts receivable and to a reduction in the total amount of debt owed by Unefon to Nortel to US$325.0 million. Concurrently with the settlement, Codisco purchased the US$325.0 million debt of Unefon from Nortel. Unefon has announced that the term of this debt between Unefon and Codisco is to be amended to provide for, among other things, an extension of the maturity date until June 15, 2013. See "Item 4. Information on the Company--Other Operations--Unefon--Nortel Settlement."

      The Company's Obligations

      On December 20, 2002, Nortel notified the Company and Mr. Saba of its view that Unefon's non-payment of the August 2002 interest payment under the Nortel finance agreement triggered their joint and several obligation to make additional funds available to Unefon up to an aggregate amount of US$35.0 million as provided in the shareholders' undertaking. The Company and Mr. Saba disputed Nortel's contention that their funding obligation had been triggered, asserting that Nortel had materially breached the finance agreement and the procurement agreement, thereby excusing Unefon from performance of its obligations under these agreements and, therefore, that the Company and Mr. Saba are excused from performance of their obligations under the shareholders' undertaking. The Company and Mr. Saba also asserted that, even if their funding obligation had been triggered, they had satisfied their obligations under the shareholders' undertaking by making up to US$35.8 million in additional funds available to or on behalf of Unefon, US$19.1 million of which was paid by the Company to Unefon and certain of its creditors. In connection with the settlement with Nortel, Nortel has released the Company and Mr. Saba from any obligation or liability in connection with this undertaking.

MATERIAL CONTRACTS

      The Company's agreements with related parties are described in "Related Party Transactions" under "Item 7. Major Shareholders and Related Party Transactions."

      Unefon has entered into a new supply agreement with Nortel and has issued a note to Codisco, to whom Unefon's indebtedness to Nortel was assigned pursuant to an assignment and assumption agreement between Codisco and Nortel, in connection with the equipment and working capital needs of its mobile wireless telecommunications network. See "Item 4. Information on the Company--Other Operations" for a description of these and related agreements.

      Azteca International has entered into a settlement agreement and related agreements with Pappas affiliates. See "Item 4. Information on the Company--Other Operations" for a description of these agreements.

EXCHANGE CONTROLS

      Since November 11, 1991, Mexico has had a free market for foreign exchange. Prior to December 21, 1994, the Mexican Central Bank kept the peso-U.S. dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. On December 21, 1994, the Mexican government announced its decision to suspend intervention by the Mexican Central Bank and to allow the peso to float freely against the U.S. dollar. Factors contributing to the decision included the growing size of Mexico's current account deficit, the declining level of the Mexican Central Bank's foreign exchange reserves, rising interest rates for other currencies, especially the U.S. dollar, and reduced confidence in the Mexican economy on the part of international investors due to political uncertainty. The Mexican government's decision caused a significant devaluation of the peso against the U.S. dollar. The devaluation produced a number of adverse effects on the Mexican economy that, in turn, adversely affected the financial condition and results of operations of the Company. Interest rates in Mexico increased substantially, thus increasing the cost of borrowing. In addition, in response to the adverse effects of the devaluation, the Mexican government established an economic recovery program designed to tighten the money supply, increase domestic savings, discourage consumption and reduce public spending generally. Foreign investment in Mexico by private sources declined significantly.

      In 2000, the peso weakened to Ps.9.650 per U.S. dollar at December 31, 2000, a 1.6% decrease in value from December 31, 1999. In 2001, the peso strengthened to Ps.9.160 per U.S. dollar at December 31, 2001, a 5.1% increase in value from December 31, 2000. In 2002, the peso weakened to Ps.10.395 per U.S. dollar at December 31, 2002, a decrease of 13.5% in value from December 31, 2001. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

LIMITATIONS AFFECTING SECURITY HOLDERS

      Ownership by non-Mexicans of shares of Mexican enterprises is regulated in a general manner by the Reglamento de la Ley de Inversion Extranjera y del Registro Nacional de Inversiones Extranjeras (the "Foreign Investment Regulations").

      The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and reserves certain other activities (including television and radio broadcasting) exclusively for Eligible Mexican Holders, consisting of Mexican individuals and Mexican corporations, the charters of which contain a prohibition on ownership by non-Mexicans of the corporation's capital stock (a "foreign exclusion clause"). However, the Foreign Investment Law provides that the General Directorate of Foreign Investment may authorize the issuance of "neutral" shares or other "neutral" equity securities ("Series N Shares").

      Pursuant to the Foreign Investment Law, holders of Series N Shares may or may not have voting rights; if they have voting rights, they must be limited. Series N Shares may be owned by domestic or foreign entities. Investment in N Shares or Securities by foreign entities is not considered to be a foreign investment, but rather a "neutral" investment.

      In order to comply with these restrictions, the Company has limited the ownership of its A Shares and D-A Shares to Eligible Mexican Holders and credit institutions acting as trustee (such as the CPO Trustee) in accordance with the Foreign Investment Law and Regulations, and the Company has obtained the authorization from the General Directorate of Foreign Investment to issue the D-L Shares, the Series L Shares ("L Shares") and the CPOs, all of which qualify as Series N Shares. A holder that acquires A Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those A Shares. The D-A Shares are subject to the same restrictions on ownership as the A Shares. However, the foregoing limitations do not affect the ability of non-Mexican investors to hold A Shares and D-A Shares through CPOs, because such CPOs constitute a "neutral investment" and do not affect control of the Company, pursuant to the exceptions contained in the Foreign Investment Law.

      The Foreign Investment Law and Regulations also require that the Company register any non-Mexican owner of CPOs, or the applicable depositary with respect to any ADSs, with the National Registry of Foreign Investment. A non-Mexican owner of CPOs who has not been registered is not entitled to vote any shares underlying the CPOs that he otherwise would have the right to vote or to receive dividends with respect to the shares underlying the CPOs. The Company has registered the Depositary for this purpose with respect to the ADSs and the CPOs (and the A Shares, D-A Shares, D-L Shares (and, after conversion, L Shares), as applicable, represented thereby).

      In addition to the limitations established by the Foreign Investment Law, the Mexican Federal Radio and Television Law provides restrictions on ownership by non-Mexicans of shares of Mexican enterprises holding concessions for radio and television such as those held indirectly by the Company. In connection with the Company's IPO, the Company obtained approval from the CNBV for the restructuring and subsequent public trading of the CPOs and from the General Directorate of Foreign Investment for the establishment of the CPO Trust. Non-Mexican states and governments are prohibited under the Company's by-laws and Mexican Federal Radio and Television Law from owning shares of the Company and are, therefore, prohibited from being the beneficial or record owners of A Shares, D-A Shares, D-L Shares, L Shares, CPOs or ADSs. The Company has been advised by its Mexican counsel, Jauregui, Navarrete, Nader y Rojas, S.C., that ownership of A Shares, D-A Shares, D-L Shares, L Shares, CPOs or ADSs by pension or retirement funds organized for the benefit of employees of non-Mexican states, municipal or other governmental agencies will not be considered as ownership by non-Mexican states or governments for the purpose of the Company's by-laws or Mexican Federal Radio and Television Law.

TAXATION

      The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of the purchase, ownership and disposition of the Unefon rights, the Cosmofrecuencias rights (together with the Unefon rights, the "Rights"), the TV Azteca Notes, CPOs or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations relating thereto. In particular, this summary deals only with holders that will hold the Rights, TV Azteca Notes, CPOs or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), and does not address the tax treatment of a holder that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities holdings, persons that will hold the Rights, TV Azteca Notes, CPOs or ADSs as part of an integrated investment (including a "straddle") comprised of the Rights, TV Azteca Notes, CPOs or ADSs and one or more other positions, persons that have a "functional currency" other than the U.S. dollar or persons that own or are treated as owning 10% or more of the voting shares (including CPOs) of the Company, nor does it address the tax treatment of holders of TV Azteca Notes who did not acquire the predecessor TV Azteca Notes at their issue price as part of the initial distribution.

      This summary is based on the tax laws of the U.S. and Mexico in force on the date of this Annual Report, including the provisions of the income tax treaty between the U.S. and Mexico (the "Tax Treaty"), which are subject to change (possibly with retroactive effect). Holders of the Rights, TV Azteca Notes, CPOs or ADSs should consult their own tax advisors as to the U.S. federal, Mexican or other tax consequences of the purchase, ownership and disposition of the Rights, TV Azteca Notes, CPOs or ADSs including, in particular, the effect of any foreign, state or local tax laws.

      As used herein, the term "U.S. Holder" means the beneficial owner of Rights, TV Azteca Notes, CPOs or ADSs, that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the U.S.; (ii) a corporation or partnership created or organized under the laws of the U.S. or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date that elect to continue to be treated as U.S. persons and that are beneficial owners of Rights, TV Azteca Notes, CPOs or ADSs, will also be U.S. Holders. The term "Non-U.S. Holder" shall mean the beneficial owner of Rights, TV Azteca Notes, CPOs or ADSs other than a U.S. Holder.

      As used herein, the term "Non-Mexican Holder" means a holder of the Rights, TV Azteca Notes, CPOs or ADSs that is not a resident of Mexico and that will not hold the TV Azteca Notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico.

      For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his domicile in Mexico, unless he has resided in another country for more than 183 calendar days during a calendar year, whether consecutive or not (except for public officers or governmental employees), and can demonstrate that he has become a resident of that country for tax purposes, and a legal entity is a resident of Mexico either if it was incorporated under Mexican law or if it has its place of effective management or of effective administration or direction in Mexico. A Mexican citizen pursuant to Mexican law is presumed to be a resident of Mexico for tax purposes unless such person or entity can demonstrate otherwise. If a non-resident has a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with relevant tax provisions.

      In general, for U.S. federal income tax purposes, holders of ADSs or CPOs will be treated as the beneficial owners of the A Shares, D-A Shares, D-L Shares and, after conversion, L Shares represented by those ADSs or CPOs.

      TAX CONSIDERATIONS RELATING TO THE RIGHTS TRANSACTION

      Mexican Tax Considerations

      With respect to Mexican taxation of the grant of the Rights and certain related transactions, the Company believes that:

..     the transfer of the 3.4 GHz and 7.0 GHz frequencies will not result in a significant Mexican tax liability to the Company, Unefon, Cosmofrecuencias or any subsidiary thereof;

..     the grant by the Company of the Rights in respect of the Company's shares will not result in any Mexican tax liability (including Mexican withholding taxes) to holders of CPOs or ADSs;

..     the exercise of the Rights by the holders thereof will not result in a significant Mexican tax liability (including Mexican withholding taxes) to holders of CPOs or ADSs; and

..     the sale of Unefon and Cosmofrecuencias shares received following the exercise of the Rights will not result in any Mexican tax liability (including liability for Mexican withholding taxes) to the Company.

      The anticipated Mexican tax consequences described above are based on tax advice received by the Company from the Company's Mexican tax advisors. The tax advice received from the Mexican tax advisors is based in part on a determination by the Company that the value of the Unefon and Cosmofrecuencias shares underlying the Rights, as of the date the Rights were granted for Mexican legal purposes, was approximately equal to the aggregate exercise price of the Rights. In addition, such advice is based on legal advice received from the Company's Mexican legal counsel that October 19, 2000 (i.e., the date on which the Company's Board of Directors resolved to grant the Rights (subject to certain conditions)) is the date on which the Rights were granted for Mexican legal purposes.

      While the anticipated tax consequences to holders of CPOs or ADSs of the grant of the Rights are based, in part, on the opinions of the Company's Mexican tax advisors and legal counsel, such opinions may not be shared by the Mexican tax authorities. The Company determined the exercise price of the Rights as of the date such Rights were granted for Mexican legal purposes based on the Company's valuation of the shares underlying the Rights. The Company has not sought an independent valuation of the Rights, or the shares underlying the Rights, as of October 19, 2000. As in any transaction involving valuation, and due to the subjectivity of valuation methods, there is the possibility that the Mexican tax authorities may challenge the Company's determination. The Company believes, based on the advice of the Company's Mexican tax litigation counsel, taking into account all relevant facts and circumstances, that in the event the Mexican tax authorities challenge such valuation, there are sufficient grounds to sustain the Company's determination of the value of the Rights before a Mexican tax court. However, in the event the Company's valuation of the Rights is successfully challenged by the Mexican tax authorities, the Company could be liable for the payment of both corporate and withholding taxes (including penalties and interest thereon). The amount of any such tax liability would likely depend on, among other things, the valuation of the shares underlying the Rights on the date the Rights are deemed granted for Mexican tax purposes. If the amount of any such tax liability were substantial, it could have a material adverse effect on the Company's business, results of operations, prospects and financial condition.

        U.S. Tax Considerations

      Taxation of the Distribution of the Rights

      The Rights granted to a U.S. Holder of CPOs or ADSs in respect of such CPOs and ADSs generally should be subject to the U.S. federal income tax rules applicable to investment options or warrants. The grant of the Rights should be treated as a taxable distribution of property by the Company to the U.S. Holders of CPOs and ADSs in an amount equal to the fair market value of the Rights on the date of the distribution of the Rights for U.S. federal income tax purposes. The fair market value of the Rights on the date of distribution will be determined based on all facts and circumstances, including, but not limited to:

..     the terms of such Rights (e.g., the strike price, the restrictions on transfer and the terms of exercise, among other things); and

..     the fair market value of the shares underlying the Rights on the date of distribution (which, in the case of the Unefon Shares, based on the current trading price of the Unefon shares, is in excess of the strike price of the Unefon Rights).

      The distribution of the Rights should be taxable to U.S. Holders, first, as a dividend to the extent of the Company's current and accumulated earnings and profits, if any, as of the end of the taxable year in which the distribution takes place; second, as a non-taxable reduction of the U.S. Holder's basis in its CPOs or ADSs, to the extent of such basis; and third, as gain recognized as though there had been a sale or exchange of the CPOs or ADSs. The portion of the distribution that constitutes a dividend will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder and will not be eligible for the dividends received deduction allowed to corporations under the Code. Any such dividend will be treated as foreign source income for U.S. foreign tax credit purposes. A Rights holder's basis in a Right subject to these rules will be equal to its fair market value on the date of distribution, and his holding period in Rights received will begin on the day after the date of distribution for U.S. federal income tax purposes.

      The date of distribution of the Rights for U.S. federal income tax purposes should be the date on which the Rights are received or otherwise unqualifiedly made subject to the demand of the U.S. Holders of the CPOs or ADSs. The Company's Board of Directors approved the grant of the Rights on October 19, 2000 and, as described above, the grant of the Rights was made subject to the consent of the Company's and Azteca Holdings' bondholders as well as the registration of the shares under U.S. securities laws. Because the grant of the Rights is subject to the filing and effectiveness of a registration statement with the U.S. Securities and Exchange Commission that registers the shares underlying the rights and the receipt of all applicable regulatory approvals, the grant of the Rights should not be taxable to U.S. Holders of the CPOs or ADSs until the date such conditions are satisfied.

      Holders of Rights should be aware that, in the event Unefon or Cosmofrecuencias effects a corporate transaction that has the effect of increasing the proportionate interest of the Rights holders in Unefon or Cosmofrecuencias, respectively, and at the same time distributes (or is deemed to distribute) cash or property to Unefon or Cosmofrecuencias shareholders or certain types of creditors of Unefon or Cosmofrecuencias, the Unefon or Cosmofrecuencias Rights holders, as the case may be, may be deemed to receive a distribution equal to the value of such increase that will be taxable as a dividend to the extent of Unefon's or Cosmofrecuencias', as the case may be, current and accumulated earnings and profits. Such corporate transactions potentially could include transactions that change Unefon's or Cosmofrecuencias' capital structure, including, for example, recapitalizations and stock dividends, a change in the exercise price of the Rights or a failure to adjust the exercise price of the Rights in the manner required.

      Taxation of the Exercise of the Rights

      A U.S. Holder of Rights will not recognize any gain or loss on exercise of the Rights. The U.S. Holder's tax basis in the shares acquired on exercise will be equal to the sum of the price paid for the shares on exercise of the Right and its tax basis in the Rights exercised. For U.S. federal income tax purposes, the U.S. Holder's holding period for the shares acquired on exercise of a Right will begin on the date of exercise of the Rights.

      Taxation of the Sale or Other Disposition of the Rights

      Except as described below, upon a sale, exchange or other taxable disposition of the Rights, the U.S. Holder will recognize capital gain or loss equal to the difference between the amount realized for the Rights and the U.S. Holder's tax basis in the Rights. That gain or loss will be capital gain or loss and, if the Rights are held for more than one year, will be long-term capital gain or loss.

      Taxation of the Lapse of the Rights

      If a U.S. Holder of a Right fails to exercise the Right and it lapses unexercised, the U.S. Holder will recognize a capital loss, on the date the Right expires, in an amount equal to the U.S. Holder's tax basis in the Right and, if the Rights are held for more than one year before such lapse, the loss will be long-term capital loss.

      The foregoing rules of the Code also should apply to the distribution of the Rights with respect to CPOs and ADSs that are held by a U.S. Holder who (in addition to holding such CPOs or ADSs) (i) holds stock options to acquire shares of the Company, (ii) holds restricted stock, or (iii) is an employee of the Company, or a subsidiary thereof. However, it nevertheless is possible, in the case of such recipients of Rights, that the rules set forth above will not apply to the Rights they receive in respect of their CPOs or ADSs. A U.S. Holder that fits within one of these categories of recipients should consult its tax advisor regarding the consequences of the Rights distribution and the exercise of such Rights.

      Holders of Rights should be aware that, in the event Unefon or Cosmofrecuencias is considered to be a passive foreign investment company, as that term is defined in the discussion below under the heading "passive foreign investment company considerations", gain, if any, on the disposition of the Unefon or Cosmofrecuencias Rights, as the case may be, would be taxed in a manner similar to the disposition of shares of a passive foreign investment company as described below in such discussion. Further, it is unclear whether a holder of Rights would be eligible to make a mark-to-market election with respect to the Rights. Each U.S. Holder is urged to consult its own tax advisor concerning the potential application of the passive foreign investment company rules to the U.S. Holder's ownership, exercise, disposition and lapse of the Rights, and the acquisition, ownership and disposition of the underlying shares.

      Tax Considerations Relating to the Unefon and Cosmofrecuencias Shares

      Subject to the discussion above regarding the taxation of the Rights and Unefon and Cosmofrecuencias shares in the event either Unefon or Cosmofrecuencias is considered to be a passive foreign investment company, the taxation of such shares to a U.S. Holder should be substantially similar to the taxation of the CPOs and ADSs as described below under the heading "Tax Considerations Relating to the CPOs and ADSs".

      TAX CONSIDERATIONS RELATING TO THE TV AZTECA NOTES

      Mexican Tax Considerations

      Taxation of Interest and Principal

      Under the Mexican tax law and the rules promulgated thereunder in effect for 2003, payments of interest made by the Company in respect of the TV Azteca Notes to a Non-Mexican Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9%, provided that the TV Azteca Notes have been placed by a broker in a country that has entered into a treaty for avoidance of double taxation with Mexico which is effective.

      Notwithstanding the foregoing, under Rule 3.25.15 of the general rules issued by the Mexican Ministry of Finance published in the Official Gazette on March 31, 2003 (the "Rules"), the tax rate will be 4.9% only if (i) the TV Azteca Notes continue to be registered in the Special Section of the RNV, (ii) the company timely files with the Mexican Ministry of Finance within the first fifteen days after the placement, general information regarding such placement,
(iii) the Company timely files with the Mexican Ministry of Finance within the first 15 business days of July and October 2003, and January and April 2004, information regarding the amount of interest paid on the TV Azteca Notes and the date of such payment, and a statement representing that no party related to the Company (as such terms are defined in the Rules), jointly or individually, directly or indirectly, is the effective beneficiary of 5.0% or more of the aggregate amount of each such interest payment, and (iv) the Company maintains records which evidence compliance with items (i) and (ii) above. The Company expects that such conditions will be met during the effectiveness of Rule
3.25.15. If the requirements under Rule 3.25.15 are not complied with, the withholding tax on payment of interest on the TV Azteca Notes will be assessed at the rate of 10%. The Rules, together with other tax regulations, are promulgated on an annual basis. Thus, no assurances can be given that the Rules will be extended or that equivalent rules will be enacted.

      Under the Mexican tax law, payments of interest made by the Company with respect to the TV Azteca Notes to non-Mexican pension or retirement funds are exempt from Mexican withholding taxes, provided that the fund (i) is the effective beneficiary of the interest, (ii) is duly organized pursuant to the laws of its country of origin (regardless of the type of organization), (iii) is exempt from income tax in such country and (iv) is duly registered with the Mexican Ministry of Finance for such purposes.

      The Company has agreed, subject to certain exceptions and limitations, to pay additional amounts in respect of the above-mentioned Mexican withholding taxes to holders of the TV Azteca Notes.

      Holders or beneficial owners of TV Azteca Notes may be requested, subject to specified exceptions and limitations, to provide certain information or documentation necessary to enable the Company to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners in respect of interest payments under the TV Azteca Notes. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided prior to the payment of any interest to such holder or beneficial owner, the Company may withhold Mexican tax from such interest payment to such holder or beneficial owner at the maximum applicable rate (currently 10.0%), but its obligation to pay additional amounts under the TV Azteca Indenture in respect of such withholding taxes will be limited.

      Under the Mexican tax law and the Rules thereunder, a Non-Mexican Holder is not to be subject to any Mexican withholding or similar taxes in connection with payments of principal made by the Company in connection with the TV Azteca Notes.

      Taxation of Dispositions of Notes

      Capital gains resulting from the sale of other disposition of the TV Azteca Notes by a Non-Mexican Holder will not be subject to Mexican income or other taxes.

      Other Taxes

      A Non-Mexican Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to its holding, nor will it be liable for Mexican stamp, registration or similar taxes.

      United States Tax Considerations

      Taxation of Interest and Additional Amounts

      A U.S. Holder will treat the gross amount of interest and additional amounts (i.e., without reduction for Mexican withholding taxes) received in respect of the TV Azteca Notes as ordinary income at the time the interest and additional amounts are received or accrued, in accordance with the U.S. holder's method of accounting for U.S. federal income tax purposes.

      Mexican withholding taxes paid at the appropriate rate applicable to a U.S. Holder will be treated as foreign income taxes eligible for credit against the U.S. Holder's U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. Holder, for deduction in computing the U.S. Holder's taxable income. Income from interest and additional amounts on the TV Azteca Notes will constitute foreign source income and generally will be treated as "passive income" or, in the case of certain holders, "financial services income" for U.S. foreign tax credit purposes. Any such income subject to Mexican withholding tax at a rate of 5% or more, however, will generally be treated as "high withholding tax interest" for U.S. foreign tax credit purposes. U.S. Holders that elect to credit foreign taxes are urged to consider carefully the limitations and conditions that may affect their ability to credit Mexican withholding taxes against their U.S. income tax liability. U.S. Holders should consult their own advisors regarding the availability of foreign tax credits and the implications of these rules in light of their particular circumstances. Additionally, U.S. Holders that use an accrual method of accounting for tax purposes should consult their tax advisors with regard to the proper accrual of additional amounts.

      Subject to the discussion below concerning backup withholding and information reporting, a holder or beneficial owner of the TV Azteca Notes that is, with respect to the U.S., a foreign corporation or a nonresident alien individual (a "Non-U.S. Holder") generally will not be subject to U.S. federal income or withholding tax on interest income or additional amounts earned in respect of the TV Azteca Notes, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S.

      Taxation of Dispositions of Notes

      Upon the sale, exchange, retirement (including a redemption by the Company) or other disposition of an TV Azteca Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange, retirement or other disposition (except to the extent such amount is attributable to accrued but unpaid interest, which will be taxable as interest income) and such U.S. Holder's adjusted tax basis in the TV Azteca Note. A U.S. Holder's adjusted tax basis in an TV Azteca Note generally will equal the cost of such note to such holder. Such gain or loss will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder's holding period in the TV Azteca Note is more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to a maximum federal income tax rate of 20%. Any gain a U.S. Holder realizes on the sale, exchange or retirement of a TV Azteca Note generally will be treated as a U.S. source for U.S. foreign tax credit purposes. Any loss a U.S. Holder realizes upon a sale, exchange or retirement of a TV Azteca Note generally will be allocated against U.S. source income for U.S. foreign tax credit purposes.

      Subject to the discussion below concerning backup withholding and information reporting, a Non-U.S. Holder of the TV Azteca Notes will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other disposition of the TV Azteca Note unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met.

      TAX CONSIDERATIONS RELATING TO CPOS AND ADSS

      Taxation of Dividends

      Mexican Tax Considerations

      Effective January 1, 2002, dividends paid to Non-Mexican Holders with respect to the Shares represented by ADSs or CPOs are not subject to Mexican withholding tax.

      U.S. Tax Considerations

      Subject to the discussion under the heading "Passive Foreign Investment Company Considerations", the gross amount of any dividends paid with respect to A Shares, D-A Shares and D-L Shares and, after conversion, L Shares represented by ADSs or CPOs, generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the CPO Trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Code. Dividends paid in pesos will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO Trustee (whether or not actually converted). U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos that are converted into U.S. dollars on a date subsequent to the date of receipt by the CPO Trustee.

      Distributions to holders of additional Shares with respect to their ADSs or CPOs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to U.S. federal income tax.

      Dividends generally will constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign credit purposes. U.S. Holders should consult their own advisors regarding the application of these rules in light of their particular circumstances.

      Subject to the discussion below concerning backup withholding and information reporting, a Non-U.S. Holder of CPOs or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on CPOs or ADSs, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

      Taxation of Dispositions of CPOs or ADSs

      Mexican Tax Considerations

      Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to any Mexican tax or transfer duties.

      Gain on the sale of ADSs, CPOs or Shares by Non-Mexican Holders through the Mexican Stock Exchange or any other stock exchange in Mexico that is recognized by the Mexican Ministry of Finance will generally be exempt from Mexican tax. On the other hand, gain on the sale of ADSs, CPOs or Shares made by Non-Mexican Holders through any other stock exchange shall be subject to Mexican tax at a rate of 25% on the gross amount of the transaction or 34% on the gain. Gain on sales or other dispositions of ADSs, CPOs or Shares made in other circumstances generally would also be subject to Mexican tax, regardless of the nationality or residence of the transferor.

      U.S. Tax Considerations

      Upon the sale, exchange or other disposition of ADSs or CPOs, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition of such ADSs or CPOs (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency) and such U.S. Holder's tax basis in the ADSs or CPOs (in U.S. dollars). U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on foreign currency received by a U.S. Holder that is converted into U.S. dollars on a date subsequent to receipt. Subject to the discussion under the heading "Passive

Foreign Investment Company Considerations", gain or loss recognized by such U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the ADS or CPO for more than one year at the time of disposition. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to a maximum federal income tax rate of 20%. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

      Deposits and withdrawals of CPOs by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income taxes purposes.

      Subject to the discussion below concerning backup withholding and information reporting, a Non-U.S. Holder of CPOs or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of CPOs or ADSs, unless (i) such gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual non-U.S. Holder, the non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

      U.S. PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

      In general, the Company will be a passive foreign investment company with respect to a taxable year if either: (i) 75% or more of the Company's gross income in such taxable year is passive income; or (ii) the average quarterly percentage of the value of the Company's assets that produce or are held for the production of passive income is at least 50%.

      For this purpose, if the Company owns (directly or indirectly) at least 25% (by value) of the stock of another corporation, the Company will be treated as if the Company had directly received the Company's proportionate share of the gross income of the other corporation and as if the Company directly owned the Company's proportionate share of the assets of the other corporation. In addition, the Internal Revenue Service has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Although the Company believes that the Company should not be treated as a passive foreign investment company for the Company's current taxable year, an actual determination of passive foreign investment company status is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year. Accordingly, there can be no assurance that the Company will not be or become a passive foreign investment company in the future.

      If the Company were classified as a passive foreign investment company, unless a U.S. Holder timely makes the mark-to-market election described below, a special tax regime would apply to both: (i) any "excess distribution," which would be such U.S. Holder's share of distributions on the Company's CPOs or ADSs in any year that are greater than 125% of the average annual distributions on such CPOs or ADSs received by the U.S. Holder in the three preceding years or the U.S. Holder's holding period for the CPOs or ADSs, if shorter; and (ii) any gain realized on the sale or other disposition of the CPOs or ADSs held by the U.S. Holder for more than one taxable year.

      Under this regime, any excess distribution and any gain so realized would be treated as ordinary income and would be subject to tax as if: (i) the excess distribution or gain had been realized ratably over the U.S. Holder's holding period; (ii) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate; and (iii) the interest charge generally applicable to underpayment of tax had been imposed on the taxes deemed to have been payable in each of those years in which the Company was classified as a passive foreign investment company.

      In addition, the estate of an individual U.S. Holder who dies while owning CPOs or ADSs may not be eligible to step up the tax basis of the CPOs or ADSs.

      The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes a valid "mark-to-market" election. A mark-to-market election may be made only if the CPOs or ADSs, as the case may be, are treated as "marketable stock." If a mark-to-market election is made, the U.S. Holder will, in general, include as ordinary income each year the excess, if any, of the fair market value of its CPOs or ADSs for that year (measured at the close of the U.S. Holder's taxable year) over its adjusted tax basis in the CPOs or ADSs. The U.S. Holder will also be allowed an ordinary loss each year of the excess, if any, of its adjusted tax basis over the fair market value of its CPOs or ADSs, but only to the extent of the net amount of income previously included income as a result of the mark-to-market election. The U.S. Holder's tax basis in the CPOs or ADSs will be adjusted to reflect these income or loss amounts. The mark-to-market election is made on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the Internal Revenue Service.

      Under applicable Treasury regulations, the term "marketable stock" includes stock of a PFIC that is "regularly traded" on a qualified exchange or other market. For these purposes, a class of stock is regularly traced on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. It is unclear whether the CPOs and ADSs will be treated as marketable stock for these purposes.

      Each U.S. Holder is urged to consult its own tax adviser concerning the potential application of the passive foreign investment company rules to the U.S. Holder's ownership and disposition of the CPOs and ADSs (and, in particular, such holder's ability to make a mark-to-market election as described above).

      CONVERSION OF THE D-A SHARES OR D-L SHARES

      A U.S. Holder generally will not recognize any income, gain, or loss upon conversion of a D-A Share or D-L Share into an A Share or L Share, respectively. Such holder's basis in the A Share or L Share received on conversion of a D-A Share or D-L Share, as the case may be, at the time of the conversion, and the holding period for the A Share or L Share received on conversion will generally include the holding period of the D-A Share or D-L Share converted.

      UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING

      In general, interest (including additional amounts) and dividend payments, or other taxable distributions, made within the United States, including payments made by wire transfer from outside the United States to an account maintained with a fiscal or paying agent in the United States, to U.S. Holders will be subject to information reporting requirements and backup withholding tax at a current rate of 30% if such persons are non-corporate U.S. persons that:

..     fail to provide an accurate taxpayer identification number;

..     are notified by the United States Internal Revenue Service that they have failed to report all interest or dividends required to be shown on their federal income tax returns; or

..     in certain circumstances, fail to comply with applicable certification requirements.

      If a holder sells the Rights, TV Azteca Notes, CPOs or ADSs outside the United States through a non-U.S. office of non-U.S. broker, and the sales proceeds are paid to such holder outside the United States, then U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if the holder sells the Rights, TV Azteca Notes, CPOs or ADSs through a non-U.S. office of a broker that:

..     is a United States person;

..     derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States;

..     is a "controlled foreign corporation" as to the United States; or

..     is a foreign partnership, if at any time during its tax year:

      . one or more of its partners are U.S. persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

      . at any time during its tax year the foreign partnership is engaged in a U.S. trade or business.

      A holder generally may obtain a refund of any amounts withheld under the U.S. backup withholding rules that exceed its income tax liability by filing a refund claim with the United States Internal Revenue Service.

      OTHER MEXICAN TAXES

      There are no inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of TV Azteca Notes, ADSs or CPOs by Non-Mexican Holders, although gratuitous transfers of CPOs may, in certain circumstances, cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or CPOs.

      Commissions paid in brokerage transactions for the sale of CPOs on the Mexican Stock Exchange are subject to a value added tax of 15%.

DOCUMENTS ON DISPLAY

      The Company files reports and other information with the SEC. You may read and copy any documents that the Company files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The Company is exposed to market risk from changes in interest rates and foreign currency exchange rates. From time to time, the Company assesses its exposure and monitors opportunities to manage these risks. In the past, the Company has held risk-sensitive instruments for investment purposes, although there were no such instruments as of December 31, 2002. See Note 4 to the Consolidated Financial Statements. The Company had no material derivative or hedging transactions during 2002.

INTEREST RATE RISK

      Interest rate risk exists principally with respect to the Company's consolidated indebtedness that bears interest at floating rates. At December 31, 2002, the Company had approximately US$592.4 million aggregate principal amount of outstanding consolidated indebtedness, of which approximately 97% bore interest at fixed interest rates and approximately 3% bore interest at variable rates of interest. The interest rate on the Company's variable rate debt is determined by reference to London inter-bank offer rate ("LIBOR").

      An unfavorable change of 100 basis points in the average interest rate applicable to floating-rate liabilities held at December 31, 2002 would have increased the Company's interest expense for the year ended December 31, 2002 by approximately Ps.1.6 million (US$149,000), or 2%.

      The Company generally does not hedge or enter into derivative transactions with respect to its interest rate-sensitive financial instruments.

FOREIGN CURRENCY EXCHANGE RISK

      The Company's principal foreign currency exchange risk involves changes in the value of the peso relative to the U.S. dollar. Provided below is a summary of the Company's net foreign currency exposure. U.S. dollar denominated assets represent principally accounts receivable and cash investments, and the U.S. dollar denominated liabilities represent primarily the TV Azteca Notes, the ATC Long-Term Credit Facility, bank debt and accounts payable.

                                                            AT DECEMBER 31, 2002
                                                            --------------------
                                                                (in millions)

U.S. dollar denominated assets..........................           US$491.9

U.S. dollar denominated liabilities.....................          (US$674.5)
                                                                  ---------
Net liability position..................................          (US$182.6)
                                                                  =========

      An unfavorable 10% devaluation in the value of the peso relative to the dollar would have resulted in an increase in the Company's comprehensive financing cost of approximately Ps.241 million, reflecting higher interest expense on U.S. dollar denominated indebtedness and exchange losses based on the Company's net U.S. dollar liability position at December 31, 2002. A 10% devaluation during the year ended December 31, 2002 would have resulted in an approximately Ps.60 million (US$5.8 million) decline in operating profit, as approximately 2.5% of the Company's net revenue and approximately 22% of its costs and expenses were denominated in U.S. dollars.

      The Company generally does not hedge or enter into derivative transactions with respect to its foreign currency exchange-sensitive instruments.

      See Note 17d to the Consolidated Financial Statements for a discussion of the fair value of the Company's financial instruments.

PUT OPTION

      In October 2002, the Company purchased a put option from a Mexican banking institution pursuant to which such banking institution agreed to purchase up to 6,500,000 shares of Grupo Elektra (ticker: Elektra* on the Mexican Stock Exchange) from the Company at a strike price of Ps.36.82 per share, subject to certain adjustments. The Company paid a premium of Ps.25.1 million (US$2.5 million) on February 26, 2003 in connection with the put option. If there is a governmentally-imposed prohibition on the ability of a U.K. entity, a U.S. entity or the Company to exchange pesos for U.S. dollars in connection with the put option, which prohibition is in force for a period of not less than five consecutive days during the 30-calendar-day period ending on and including the settlement date of the put option, then the put option shall be deemed to have expired without value. Settlement of the put option shall be either cash or shares of Grupo Elektra, as determined by the Company pursuant to a notice to the banking institution no less than 10 days prior to the expiration date. The put option expires on the close of trading on October 25, 2003. As of June 16, 2003, the price per share of Grupo Elektra as quoted on the Mexican Stock Exchange was Ps.29.73.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

      Within 90 days prior to the filing of this Annual Report, an evaluation was carried out under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon and as of the date of the evaluation, the Company's Chief Executive Officer and its Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

      There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date the Company's Chief Executive Officer and its Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

      Not required.

ITEM 16B.  CODE OF ETHICS

      Not required.

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

      The Company has responded to Item 18 in lieu of this Item.

ITEM 18.   FINANCIAL STATEMENTS

      LIST OF FINANCIAL STATEMENTS

 Consolidated Financial Statements for TV Azteca, S.A. de C.V. and Subsidiaries

                                                                           PAGE
                                                                           ----
Report of Independent Auditors..........................................   F-3
Consolidated Balance Sheets as of December 31, 2001 and 2002............   F-5
Consolidated Statements of Results of Operations
     for the Years Ended December 31, 2000, 2001 and 2002...............   F-6
Consolidated Statements of Stockholders' Equity
     for the Years Ended December 31, 2000, 2001 and 2002...............   F-7
Consolidated Statements of Changes in Financial Position
     for the Years Ended December 31, 2000, 2001 and 2002...............   F-8
Notes to Consolidated Financial Statements..............................   F-9

   Consolidated Financial Statements for Unefon, S.A. de C.V. and Subsidiaries

Report of Independent Auditors..........................................   F-73
Consolidated Balance Sheets as of December 31, 2001 and 2002............   F-75
Consolidated Statements of Results of Operations
     for the Years Ended December 31, 2000, 2001 and 2002...............   F-76
Consolidated Statements of Stockholders' Equity
     for the Years Ended December 31, 2000, 2001 and 2002...............   F-77
Consolidated Statements of Changes in Financial Position
     for the Years Ended December 31, 2000, 2001 and 2002...............   F-78
Notes to Consolidated Financial Statements..............................   F-79

ITEM 19.   EXHIBITS

      LIST OF EXHIBITS

1.1 Form of By-laws, as amended and restated, of TV Azteca, S.A. de C.V., together with an English translation (incorporated by reference to Exhibit
      1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

2.1 Form of CPO Trust Agreement, between Nacional Financiera, S.N.C., as CPO Trustee, and TV Azteca, S.A. de C.V., together with an English translation (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form F-1 (Registration No. 333-07298)).

2.2 Form of CPO Trust Deed, together with an English translation (incorporated by reference to Exhibit 4.4.1 to the Registration Statement on Form F-1 (Registration No. 333-07298)).

2.3 Specimen Ordinary Participation Certificate, together with an English translation (incorporated by reference to Exhibit 4.4.2 to the Company's Registration Statement on Form F-1 (Registration No. 333-07298)).

2.4 Form of Deposit Agreement, among TV Azteca, S.A. de C.V., The Bank of New York, all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form F-1 (Registration No. 333-07298)).

2.5 Indenture, dated as of February 5, 1997, among TV Azteca, S.A. de C.V., the Guarantors named therein, and the Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-4 (Registration No. 333-6988)).

2.6 Supplemental Indenture, dated as of May 30, 1997, among TV Azteca, S.A. de C.V., the Guarantors named therein, and the Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form F-4 (Registration No. 333-6988)).

2.7 Supplemental Indenture No. 2, dated as of May 17, 1999 to the Indenture dated as of February 5, 1997 among TV Azteca, S.A. de C.V., the Guarantors named therein, and the Bank of New York, as Trustee. (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 1998 (File No. 1-4464)).

2.8 Supplemental Indenture No. 3, dated as of May 22, 2000 to the Indenture dated as of February 5, 1997 among TV Azteca, S.A. de C.V., the Guarantors named therein, and the Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 1999 (File No. 1-4464)).

2.9 Supplemental Indenture No. 4, dated as of March 27, 2001 to the Indenture dated as of February 5, 1997 among TV Azteca, S.A. de C.V., the Guarantors named therein, and the Bank of New York, as Trustee (incorporated by reference to Exhibit 2.9 to the Company's Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 1-4464)).

4.1 Shareholders Agreement, dated May 14, 1999, among TV Azteca, S.A. de C.V., Ricardo B. Salinas Pliego, Corporacion RBS, S.A. de C.V. and Moises Saba Masri, together with an English translation (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 1999 (File No. 1-4464)).

4.2 Agreement, dated February 8, 2001 by and between Azteca Holdings, S.A. de C.V., Mr. Moises Saba Masri, Mr. Ricardo B. Salinas Pliego, Mrs. Elisa Salinas Gomez, Grupo

      Elektra, S.A. de C.V. and TV Azteca, S.A. de C.V., which amends the Shareholders Agreement, dated May 14, 1999, among TV Azteca, S.A. de C.V., Ricardo B. Salinas Pliego, Corporacion RBS, S.A. de C.V. and Moises Saba Masri, together with an English translation (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 1-4464)).

4.3 Equipment Procurement and Services Agreement, dated as of September 7, 1999, among Sistemas Profesionales de Comunicacion, S.A. de C.V., Nortel Networks Corporation and Nortel Networks de Mexico, S.A. de C.V. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 20-F for the year ended December 31, 1999 (File No. 1-4464)).

4.4 Finance Agreement, dated as of September 7, 1999, by and among Sistemas Profesionales de Comunicacion, S.A. de C.V., Toronto Dominion (Texas), Inc. and Nortel Networks Corporation. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 20-F for the year ended December 31, 1999 (File No. 1-4464)).

4.5 First Amendment to Finance Agreement dated as of November 15, 1999 by and among Operadora Unefon, S.A. de C.V. (formerly known as Sistemas Profesionales de Comunicacion, S.A. de C.V.), Toronto Dominion (Texas), Inc. and Nortel Networks Corporation (incorporated by reference to Exhibit
      1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.6 Second Amendment to Finance Agreement dated as of March 1, 2000 by and among Operadora Unefon, S.A. de C.V., Toronto Dominion (Texas), Inc. and Nortel Networks Corporation (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.7 Third Amendment to Finance Agreement dated as of April 14, 2000 by and among Operadora Unefon, S.A. de C.V., Toronto Dominion (Texas), Inc. and Nortel Networks Corporation (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.8 Fourth Amendment and Waiver to Finance Agreement dated as of September 18, 2000 by and among Operadora Unefon, S.A. de C.V., Toronto Dominion (Texas), Inc. and Nortel Networks Limited (formerly known as Nortel Networks Corporation) (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.9 Fifth Amendment, Consent and Waiver to Finance Agreement dated as of December 13, 2000 by and among Operadora Unefon, S.A. de C.V., Toronto Dominion (Texas), Inc. and Nortel Networks Limited (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.10 Sixth Amendment to Finance Agreement dated as of September 20, 2001 by and among Operadora Unefon, S.A. de C.V., Toronto Dominion (Texas), Inc. and Nortel Networks Limited. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.11 Seventh Amendment to Finance Agreement dated as of January 16, 2002 by and among Operadora Unefon, S.A. de C.V., Toronto Dominion (Texas), Inc. and Nortel Networks Limited.

4.12 Conditional Waiver and Consent to Finance Agreement dated as of August 16, 2001 by and among Operadora Unefon, S.A. de C.V., Toronto Dominion (Texas), Inc. and Nortel Networks Limited (incorporated by reference to
      Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.13 Shareholders' Undertaking dated as of December 13, 2000 among Moises Saba Masri, TV Azteca, S.A. de C.V., Unefon, S.A. de C.V. and Operadora Unefon, S.A. de C.V. (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.14 Supply Agreement, dated June 16, 2003, between Nortel Networks Limited, Nortel Networks de Mexico, S.A. de C.V. and Operadora Unefon, S.A. de C.V.

4.15 Assignment and Assumption Agreement, dated June 16, 2003, between Operadora Unefon, S.A. de C.V., Nortel Networks Limited and Codisco Investment LLC.

4.16 Promissory Note, dated June 16, 2003, between Operadora Unefon, S.A. de C.V., Nortel Networks Limited, Nortel Networks de Mexico, S.A. De C.V. and Codisco Investments LLC.

4.17 Services Agreement, dated October 15, 1999, between Television Azteca, S.A. de C.V., TV Azteca, S.A. de C.V. and Operadora Unefon, S.A. de C.V., together with English translation (incorporated by reference to Exhibit
      4.5 to the Company's Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 1-4464)).

4.18 Amendment to Services Agreement, dated December 27, 2000, between TV Azteca, S.A. de C.V. and Operadora Unefon, S.A. de C.V., together with English translation (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.19 Services Agreement, dated February 14, 2000, between TV Azteca, S.A. de C.V. and Todito.com, S.A. de C.V., together with English translation (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 1-4464)).

4.20 Station Affiliation Agreement, dated as of July 21, 2001, between Azteca International Corporation and Pappas Telecasting of Southern California LLC (incorporated by reference to Exhibit 4.1 to the Company's report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.21 Rider A to Station Affiliation Agreement, dated as of July 21, 2001, between Azteca International Corporation and Pappas Telecasting of Southern California LLC (incorporated by reference to Exhibit 4.2 to the Company's report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.22 Equity Option Agreement, dated as of July 21, 2001, between Azteca International Corporation and Pappas Telecasting of Southern California LLC (incorporated by reference to Exhibit 4.3 to the Company's report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.23 Agreement Not to Compete, dated as of July 21, 2001, among TV Azteca, S.A. de C.V., Harry J. Pappas and Pappas Telecasting Companies (incorporated by reference to Exhibit 4.4 to the Company's report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.24 Guarantee Agreement, dated as of July 21, 2001, between TV Azteca, S.A. de C.V. and Pappas Telecasting of Southern California LLC (incorporated by reference to Exhibit 4.5 to the Company's report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.25 Credit Agreement, dated as of July 21, 2001, between TV Azteca, S.A. de C.V. and Pappas Telecasting of Southern California LLC (incorporated by reference to Exhibit 4.6 to the Company's report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.26 First Amended and Restated Credit Agreement, amended and restated as of July 30, 2001, among Pappas Telecasting of Arizona LLC, Pappas Telecasting of Southern California LLC, TV Azteca, S.A. de C.V., the lenders named therein, UBS Warburg LLC and UBS AG, Stamford Branch (incorporated by reference to Exhibit 4.7 to the Company's report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.27 Intercreditor Agreement, dated as of July 30, 2001, among UBS, AG, Stamford Branch, as lender and as collateral agent, TV Azteca, S.A. de C.V., Azteca International Corporation, Pappas Telecasting of Arizona LLC, Pappas Telecasting of Southern California LLC, Pappas Southern California License LLC, Pappas Telecasting Companies, Harry J. Pappas, Dennis J. Davis and Lebon G. Abercrombie (incorporated by reference to Exhibit 4.8 to the Company's report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.28 First Amended and Restated Security Agreement, amended and restated as of July 30, 2001, among Pappas Telecasting of Arizona LLC and Pappas Telecasting of Southern California LLC, the Guarantors Party thereto and UBS AG, Stamford Branch (incorporated by reference to Exhibit 4.9 to the Company's report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.29 First Amended and Restated Securities Pledge Agreement, amended and restated as of July 30, 2001, among Pappas Telecasting Companies, Harry J. Pappas, Dennis J. Davis, Lebon G. Abercrombie and Azteca International Corporation, and UBS AG, Stamford Branch (incorporated by reference to
      Exhibit 4.10 to the Company's report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.30 Amended and Restated Subordination Agreement, amended and restated as of July 30, 2001, among UBS AG, Stamford Branch, as administrative and collateral agent, and Pappas Telecasting of Sioux City, Pappas Telecasting Inc., Pappas Telecasting of Concord, Hispanic America Network, LLC and Harry J. Pappas as subordinated lenders (incorporated by reference to Exhibit 4.11 to the Company's report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.31 First Amended and Restated Subsidiary Guarantee Agreement, amended and restated as of July 30, 2001, among Pappas Telecasting of Arizona LLC, Pappas Telecasting of Southern California LLC, TV Azteca, S.A. de C.V., each of the subsidiaries of the above companies listed in Schedule 1 and 2 and UBS AG, Stamford Branch (incorporated by reference to Exhibit 4.12 to the Company's report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.32 Amended and Restated Station Affiliation Agreement amended and restated as of December 31, 2001 between Azteca International Corporation and Pappas Telecasting of Southern California LLC (incorporated by reference to
      Exhibit 4.28 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.33 Amended and Restated Equity Option Agreement amended as of December 31, 2001, between Azteca International Corporation and Pappas Telecasting of Southern California LLC (incorporated by reference to Exhibit 4.29 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.34 Station Affiliation Agreement dated October 31, 2001, between Azteca International Corporation and Pappas Telecasting of Nevada LLC (incorporated by reference to Exhibit 4.30 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.35 Station Affiliation Agreement dated December 31, 2001 between Azteca International Corporation and Hispanic America of San Francisco, LLC (incorporated by reference to Exhibit 4.31 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.36 Guaranty Agreement dated December 31, 2001 between TV Azteca, S.A. de C.V. and Hispanic America of San Francisco, LLC (incorporated by reference to
      Exhibit 4.32 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.37 Agreement Not to Compete dated December 31, 2001 among Hispanic America of San Francisco, LLC, Pappas Telecasting of Concord, Pappas Telecasting Companies, Harry J. Pappas and TV Azteca, S.A. de C.V. (incorporated by reference to Exhibit 4.33 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.38 Station Affiliation Agreement dated December 31, 2001 between Azteca International Corporation and Hispanic America of Houston, LLC (incorporated by reference to Exhibit 4.34 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.39 Guaranty Agreement dated December 31, 2001 between TV Azteca, S.A. de C.V. and Hispanic America of Houston, LLC (incorporated by reference to Exhibit 4.35 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.40 Agreement Not to Compete dated December 31, 2001 among Hispanic America of Houston, LLC, Pappas Telecasting of Houston, Pappas Telecasting Companies, Harry J. Pappas and TV Azteca, S.A. de C.V. (incorporated by reference to
      Exhibit 4.36 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.41 Subscription Agreement dated December 31, 2001 among Hispanic America of San Francisco, LLC, Hispanic America of Houston, LLC, Pappas Telecasting of Concord, Pappas Telecasting of Houston, Azteca International Corporation and TV Azteca, S.A. de C.V. (incorporated by reference to
      Exhibit 4.37 to the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.42 Settlement Agreement among TV Azteca, S.A. de C.V., Azteca International Corporation, Pappas Telecasting Companies, Pappas Telecasting of Southern California LLC, Pappas Southern California License, LLC, Pappas Telecasting of Houston, Hispanic America of Houston, LLC, Pappas Telecasting of Concord, Hispanic America of San Francisco, LLC Pappas Telecasting of Nevada, Pappas Telecasting of Arizona, LLC, and Pappas Arizona License, LLC, dated as of February 11, 2003 (incorporated by reference to Exhibit 4.1 to the Company's report on Form 6-K filed March 5, 2003 (File No. 1-4464)).

4.43 Purchase and Sale Agreement among Pappas Telecasting of Southern California LLC, Pappas Telecasting of Houston, Pappas Telecasting of Concord, Hispanic America of Houston, LLC, Hispanic America of San Francisco, LLC and Azteca International Corporation, dated as of February 11, 2003 (incorporated by reference to Exhibit 4.2 to the Company's report on Form 6-K filed March 5, 2003 (File No. 1-4464)).

4.44 Option Agreement by and between Pappas Telecasting of Southern California LLC, and Azteca International Corporation, dated as of February 11, 2003 (incorporated by reference to Exhibit 4.3 to the Company's report on Form 6-K filed March 5, 2003 (File No. 1-4464)).

4.45 Local Marketing Agreement among Pappas Telecasting of Southern California LLC, and Pappas Southern California License LLC, and Azteca International Corporation and TV Azteca, S.A. de C.V. as guarantor, dated as of February 11, 2003 (incorporated by reference to Exhibit 4.4 to the Company's report on Form 6-K filed March 5, 2003 (File No. 1-4464)).

4.46 Guarantee Agreement by TV Azteca, S.A. de C.V. in favor of Pappas Telecasting of Southern California LLC, dated as of February 11, 2003 (incorporated by reference to Exhibit 4.5 to the Company's report on Form 6-K filed March 5, 2003 (File No. 1-4464)).

4.47 Amended and Restated Credit Agreement between Pappas Telecasting of Southern California LLC as debtor and Azteca International Corporation, dated as of February 11, 2003 (incorporated by reference to Exhibit 4.6 to the Company's report on Form 6-K filed March 5, 2003 (File No. 1-4464)).

4.48 Amended and Restated Note by Pappas Telecasting of Southern California LLC to Azteca International Corporation for US$128 million, dated as of February 11, 2003 (incorporated by reference to Exhibit 4.7 to the Company's report on Form 6-K filed March 5, 2003 (File No. 1-4464)).

8.1   Significant Subsidiaries.

12.1  Chief Executive Officer Section 906 Certification

12.2  Chief Financial Officer Section 906 Certification

      AGREEMENT REGARDING CERTAIN DEBT INSTRUMENTS

      The Company agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the Company that are not filed as exhibits to this annual report.

                                    SIGNATURE

      The registrant certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                              TV AZTECA, S.A. DE C.V.


Date: June 30, 2003                          /s/ Pedro Padilla Longoria
                                              ---------------------------------
                                              Pedro Padilla Longoria
                                              Chief Executive Officer


Date: June 30, 2003                          /s/ Carlos Hesles
                                              ---------------------------------
                                              Carlos Hesles
                                              Chief Financial Officer

                SARBANES-OXLEY ACT SECTION 302(a) CERTIFICATIONS

I, Pedro Padilla Longoria, certify that:

1.   I have reviewed this annual report on Form 20-F of TV Azteca, S.A. de C.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003                           /s/ Pedro Padilla Longoria
                                              ---------------------------------
                                              Pedro Padilla Longoria
                                              Chief Executive Officer
                                              (principal executive officer)

                SARBANES-OXLEY ACT SECTION 302(a) CERTIFICATIONS

I, Carlos Hesles, certify that:

1.   I have reviewed this annual report on Form 20-F of TV Azteca, S.A. de C.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003                           /s/ Carlos Hesles
                                              ---------------------------------
                                              Carlos Hesles
                                              Chief Financial Officer
                                              (principal financial officer)

                            TV AZTECA, S.A. DE C.V.
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2000, 2001 AND 2002

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2000, 2001 AND 2002

                                      INDEX

                                                                           Page
                                                                           ----

Report of Independent Auditors                                              F-3

Consolidated Balance Sheets as of December 31, 2001 and 2002                F-5

Consolidated Statements of Results of Operations
for the Years Ended December 31, 2000, 2001 and 2002                        F-6

Consolidated Statements of Stockholders' Equity
for the Years Ended December 31, 2000, 2001 and 2002                        F-7

Consolidated Statements of Changes in Financial Position
for the Years Ended December 31, 2000, 2001 and 2002                        F-8

Notes to Consolidated Financial Statements                                  F-9

REPORT OF INDEPENDENT AUDITORS

Mexico City, February 7, 2003, except for the Pappas Group recent developments in Note 7, which is as of February 11, 2003, and the subsequent events included in Note 16, which is as of June 10, 2003

To the Stockholders and Board of Directors of TV Azteca, S.A. de C.V. and subsidiaries:

We have audited the consolidated balance sheets of TV Azteca, S.A. de C.V. and its subsidiaries (the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of results of operations, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2002 all expressed in constant pesos of December 31, 2002 purchasing power. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of TV Azteca, S.A. de C.V. and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations, and the changes in stockholders' equity and in their financial position for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico differ in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income, expressed in pesos of December 31, 2002 purchasing power, for each of the three years in the period ended December 31, 2002 and the determination of consolidated stockholders' equity and consolidated financial position as of December 31, 2000, 2001 and 2002 also expressed in pesos of December 31, 2002 purchasing power to the extent summarized in Note 17 to the consolidated financial statements.

PricewaterhouseCoopers

Manuel Leyva Vega
Audit Partner

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                                    (Note 1)

                           CONSOLIDATED BALANCE SHEETS

                         (thousands of Mexican pesos of
                       December 31, 2002 purchasing power)

                                                                                      At December 31,
                                                                   -----------------------------------------------

                                                                        2001                    2002
                                                                   -------------    ------------------------------
                                                                                                      Thousands of
                                                                                                     US dollars (*)
ASSETS
Current assets:
Cash and marketable securities (Note 4)                            Ps  1,650,871    Ps  1,393,273    US$   134,033
Accounts receivable (Note 5)                                           4,927,444        4,921,200          473,421
Due from related parties (Note 8)                                        426,794          484,682           46,626
Exhibition rights                                                        545,151          309,597           29,783
Inventories                                                              136,395          134,269           12,917
                                                                   -------------    -------------    -------------

Total current assets                                                   7,686,655        7,243,021          696,780

Investment in Unefon, S.A. de C.V. ("Unefon") (Note 7)                 1,848,485        1,755,942          168,922
Accounts receivable from Unefon (Note 8)                               1,931,139        2,009,067          193,272
Exhibition rights                                                      1,043,068        1,379,583          132,716
Property, machinery and equipment - Net (Note 6)                       2,304,077        2,231,443          214,665
Television concessions - Net (Note 2l.)                                3,742,945        3,741,702          359,953
Other assets (Note 7)                                                  1,201,752        1,182,999          113,804
Investment in Todito.com, S.A. de C.V. ("Todito") (Note 7)               397,883          319,986           30,783
Advance payments to Pappas Telecasting Companies,
through Azteca America (Note 7)                                          660,031        1,154,479          111,061
Goodwill - Net (Note 7)                                                  679,246          641,603           61,722
                                                                   -------------    -------------    -------------

Total assets                                                       Ps 21,495,281    Ps 21,659,825    US$ 2,083,678
                                                                   =============    =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term bank loans (Note 9)                   Ps     38,418    Ps     47,179    US$     4,539
Short-term debt (Note 9)                                                 528,455          389,997           37,518
Interest payable                                                         197,979          206,613           19,876
Exhibition rights payable                                                671,534          598,878           57,612
Accounts payable and accrued expenses                                    777,150          633,031           60,898
Due to related parties (Note 8)                                           61,657           81,281            7,819
                                                                   -------------    -------------    -------------

Total current liabilities                                              2,275,193        1,956,979          188,262
                                                                   -------------    -------------    -------------

Long-term liabilities:
Guaranteed senior notes (Note 9)                                       4,114,901        4,417,875          425,000
Bank loans (Note 9)                                                    1,507,825        1,302,915          125,341
Advertising advances (Note 2q.)                                        4,639,819        4,446,264          427,731
Unefon advertising advance (Note 8)                                    2,258,381        2,167,340          208,498
Todito advertising, programming and services advance (Note 8)            715,446          504,418           48,525
Exhibition rights payable                                                206,079          246,096           23,674
Deferred income tax payable (Note 12)                                                      25,534            2,456
                                                                   -------------    -------------    -------------

Total long-term liabilities                                           13,442,451       13,110,442        1,261,225
                                                                   -------------    -------------    -------------

Total liabilities                                                     15,717,644       15,067,421        1,449,487
                                                                   -------------    -------------    -------------

Commitments and contingencies (Note 13)
Subsequent events (Note 16)

Stockholders' equity (Note 11):
Capital stock                                                          2,737,188        2,740,130          263,601
Premium on the issuance of capital stock                               1,920,032        1,762,781          169,580
Legal reserve                                                             97,564          172,964           16,639
Reserve for the repurchase of shares                                   1,041,662        1,013,123           97,463
Retained earnings                                                      1,325,727        2,194,872          211,147
Insufficiency in the restatement of capital                           (1,352,907)      (1,300,183)        (125,078)
                                                                   -------------    -------------    -------------

Majority stockholders' equity                                          5,769,266        6,583,687          633,352
Minority stockholders' equity (Note 1)                                     8,371            8,717              839
                                                                   -------------    -------------    -------------

Total stockholders' equity                                             5,777,637        6,592,404          634,191
                                                                   -------------    -------------    -------------

Total liabilities and stockholders' equity                         Ps 21,495,281    Ps 21,659,825    US$ 2,083,678
                                                                   =============    =============    =============

(*) The US dollar figures represent the Mexican peso amounts as of December 31, 2002 expressed as of December 31, 2002 purchasing power translated at the exchange rate of Ps10.395 per US dollar and are not covered by the Report of Independent Accountants.

The accompanying notes are an integral part of these consolidated financial statements.

                   TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                                    (Note 1)

                CONSOLIDATED STATEMENTS OF RESULTS OF OPERATIONS

                   (thousands of Mexican pesos of December 31,
                2002 purchasing power, except per share amounts)

                                                                           Year ended December 31,
                                                      -------------------------------------------------------------

                                                           2000           2001                   2002
                                                      ------------    ------------   ------------------------------

                                                                                                      Thousands of
                                                                                                     US dollars (*)
Net revenue                                           Ps 5,986,790    Ps 6,122,805   Ps 6,689,957   US$     643,575
                                                      ------------    ------------   ------------   ---------------

Programming, production and transmission costs           2,680,067       2,470,020      2,510,898           241,549
Selling and administrative expenses                        939,709         956,657        974,282            93,726
                                                      ------------    ------------   ------------   ---------------

Total costs and expenses                                 3,619,776       3,426,677      3,485,180           335,275
                                                      ------------    ------------   ------------   ---------------

Profit before depreciation and amortization              2,367,014       2,696,128      3,204,777           308,300

Depreciation and amortization (Notes 2h. and 2l.)          626,851         604,239        385,325            37,068
                                                      ------------    ------------   ------------   ---------------

Operating profit                                         1,740,163       2,091,889      2,819,452           271,232
                                                      ------------    ------------   ------------   ---------------

Other expenses - Net (Note 14)                            (376,217)       (243,851)      (441,588)          (42,481)
                                                      ------------    ------------   ------------   ---------------

Comprehensive financing cost:
Interest expense                                          (791,033)       (743,485)      (725,270)          (69,771)
Other financing expense (Note 4)                          (143,456)        (27,400)      (135,708)          (13,055)
Interest income                                            188,271         239,927        191,950            18,466
Exchange (loss) income - Net (Note 3)                     (127,912)        197,676       (353,139)          (33,973)
Gain (loss) on monetary position                           208,910           2,387        (81,729)           (7,863)
                                                      ------------    ------------   ------------   ---------------

Net comprehensive financing cost                          (665,220)       (330,895)    (1,103,896)         (106,196)
                                                      ------------    ------------   ------------   ---------------

Income before provision for income tax, deferred
income tax and extraordinary item                          698,726       1,517,143      1,273,968           122,555

Provisions for (Note 12):
Income tax                                                (184,479)       (209,934)      (264,158)          (25,412)
Deferred income tax benefit (expense)                      204,451         198,905        (25,534)           (2,456)
                                                      ------------    ------------   ------------   ---------------

Income before extraordinary item                           718,698       1,506,114        984,276            94,687

Extraordinary item - NBC settlement agreement - net
 of income tax (Note 11)                                  (335,929)
                                                      ------------    ------------   ------------   ---------------

Net income                                            Ps   382,769    Ps 1,506,114   Ps   984,276   US$      94,687
                                                      ============    ============   ============   ===============

Net loss of minority stockholders                     Ps    (6,114)   Ps    (1,892)  Ps      (235)  US$         (23)
                                                      ============    ============   ============   ===============

Net income of majority stockholders                   Ps   388,883    Ps 1,508,006   Ps   984,511   US$      94,710
                                                      ============    ============   ============   ===============

Net income per share of majority stockholders
 (Note 2r.)                                           Ps     0.043    Ps     0.167   Ps     0.109   US$       0.010
                                                      ============    ============   ============   ===============

(*) The US dollar figures represent the Mexican peso amounts as of December 31, 2002 expressed as of December 31, 2002 purchasing power translated at the exchange rate of Ps10.395 per US dollar and are not covered by the Report of Independent Accountants.

The accompanying notes are an integral part of these consolidated financial statements.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                               (Notes 1, 4 and 11)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE THREE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                         (thousands of Mexican pesos of
          December 31, 2002 purchasing power, except per share amounts)

                                           Number of                           Premium
                                         common shares                          on the                            Reserve for
                                          outstanding        Capital          issuance of          Legal        the repurchase
                                          (thousands)         stock          capital stock        reserve         of shares
                                         --------------   --------------   -----------------   -------------   -----------------
Balances at January 1, 2000                   8,930,573   Ps   2,715,347   Ps      1,555,439   Ps     97,564   Ps      1,230,772
                                         --------------   --------------   -----------------   -------------   -----------------

Variations in 2000:

Net income (loss)
Cumulative effect of change in method
of accounting for income taxes
Loss from holding non-monetary assets
Minority interest from the sale of
subsidiary
                                         --------------   --------------   -----------------   -------------   -----------------

Comprehensive loss
                                         --------------   --------------   -----------------   -------------   -----------------

Preferred dividend
Repurchase of shares                           (107,370)         (20,066)                                               (296,028)
Exercise of stock options                        30,497            5,799              21,417
Capital stock increase                           96,000           18,217             267,347
                                         --------------   --------------   -----------------   -------------   -----------------

Balances at December 31, 2000                 8,949,700        2,719,297           1,844,203          97,564             934,744
                                         --------------   --------------   -----------------   -------------   -----------------

Variations in 2001:

Net income (loss)
Loss from holding non-monetary assets

Minority interest
                                         --------------   --------------   -----------------   -------------   -----------------

Comprehensive income (loss)
                                         --------------   --------------   -----------------   -------------   -----------------

Preferred dividend
Repurchase of shares                            (38,674)          (6,717)                            (36,455)
Exercise of stock options                        31,215            5,542              75,829
Sale of treasury shares                         107,804           19,066                             143,373
                                         --------------   --------------   -----------------   -------------   -----------------

Balances at December 31, 2001                 9,050,045        2,737,188           1,920,032          97,564           1,041,662
                                         --------------   --------------   -----------------   -------------   -----------------

Variations in 2002:

Net income (loss)
Increase legal reserve                                                                75,400
Gain from holding non-monetary assets

Minority interest
                                         --------------   --------------   -----------------   -------------   -----------------

Comprehensive income                                                                  75,400
                                         --------------   --------------   -----------------   -------------   -----------------

Preferred dividend
Repurchase of shares                           (111,349)         (18,883)                           (150,996)
Exercise of stock options                        46,020            7,759              16,122
Sale of treasury shares                          82,749           14,066                             122,457
Financial instruments (Note 4)                                  (173,373)
                                         --------------   --------------   -----------------   -------------   -----------------

Balances at December 31, 2002                 9,067,465   Ps   2,740,130   Ps      1,762,781   Ps    172,964   Ps      1,013,123
                                         ==============   ==============   =================   =============   =================


                                                          (Insufficiency)
                                            Retained       excess in the                                             Total
                                            earnings        restatement         Majority          Minority       stockholders'
                                            (deficit)       of capital        stockholders      stockholders        equity
                                         --------------   --------------   -----------------   -------------   -----------------

Balances at January 1, 2000              Ps     209,402   Ps    (892,293)  Ps      4,916,231   Ps     39,027   Ps      4,955,258
                                         --------------   --------------   -----------------   -------------   -----------------

Variations in 2000:

Net income (loss)                               388,883                              388,883          (6,114)            382,769
Cumulative effect of change in method
of accounting for income taxes                 (693,526)          57,854            (635,672)                           (635,672)
Loss from holding non-monetary assets                           (241,278)           (241,278)                           (241,278)
Minority interest from the sale of
subsidiary                                                                                           (19,708)            (19,708)
                                         --------------   --------------   -----------------   -------------   -----------------

Comprehensive loss                             (304,643)        (183,424)           (488,067)        (25,822)           (513,889)
                                         --------------   --------------   -----------------   -------------   -----------------

Preferred dividend                              (44,908)                             (44,908)                            (44,908)
Repurchase of shares                                                                (316,094)                           (316,094)
Exercise of stock options                                                             27,216                              27,216
Capital stock increase                                                               285,564                             285,564
                                         --------------   --------------   -----------------   -------------   -----------------

Balances at December 31, 2000                  (140,149)      (1,075,717)          4,379,942          13,205           4,393,147
                                         --------------   --------------   -----------------   -------------   -----------------

Variations in 2001:

Net income (loss)                             1,508,006                            1,508,006          (1,892)          1,506,114
Loss from holding non-monetary assets                           (277,190)           (277,190)                           (277,190)

Minority interest                                                                                     (2,942)             (2,942)
                                         --------------   --------------   -----------------   -------------   -----------------

Comprehensive income (loss)                   1,508,006         (277,190)          1,230,816          (4,834)          1,225,982
                                         --------------   --------------   -----------------   -------------   -----------------

Preferred dividend                              (42,130)                             (42,130)                            (42,130)
Repurchase of shares                                                                 (43,172)                            (43,172)
Exercise of stock options                                                             81,371                              81,371
Sale of treasury shares                                                              162,439                             162,439
                                         --------------   --------------   -----------------   -------------   -----------------

Balances at December 31, 2001                 1,325,727       (1,352,907)          5,769,266           8,371           5,777,637
                                         --------------   --------------   -----------------   -------------   -----------------

Variations in 2002:

Net income (loss)                               984,511                              984,511            (235)            984,276
Increase legal reserve                          (75,400)
Gain from holding non-monetary assets                             52,724              52,724                              52,724

Minority interest                                                                                        581                 581
                                         --------------   --------------   -----------------   -------------   -----------------

Comprehensive income                            909,111           52,724           1,037,235             346           1,037,581
                                         --------------   --------------   -----------------   -------------   -----------------

Preferred dividend                              (39,966)                             (39,966)                            (39,966)
Repurchase of shares                                                                (169,879)                           (169,879)
Exercise of stock options                                                             23,881                              23,881
Sale of treasury shares                                                              136,523                             136,523
Financial instruments (Note 4)                                                      (173,373)                           (173,373)
                                         --------------   --------------   -----------------   -------------   -----------------

Balances at December 31, 2002            Ps   2,194,872   Ps (1,300,183)   Ps      6,583,687   Ps      8,717   Ps      6,592,404
                                         ==============   ==============   =================   =============   =================

The accompanying notes are an integral part of these consolidated financial statements.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                                    (Note 1)

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                         (thousands of Mexican pesos of
                       December 31, 2002 purchasing power)

                                                                            Year ended December 31,
                                                           ------------------------------------------------------------

                                                                2000           2001               2002
                                                           ------------   ------------  -------------------------------
                                                                                                          Thousands of
                                                                                                         US dollars (*)
Operations:

Net income before extraordinary item                       Ps   718,698   Ps 1,506,114   Ps   984,276    US$     94,687
Charges (credits) to results of operations not affecting
 resources:
Amortization of concessions and goodwill                        154,081        162,454         37,643             3,621
Depreciation                                                    472,770        441,785        347,682            33,447
Equity in loss of affiliates                                    107,088         67,893        111,160            10,694
Deferred income tax (benefit) expense                          (204,451)      (198,905)        25,534             2,456
Gain on sale of subsidiaries                                    (17,797)

Net change in accounts receivable, inventories, exhibition
 rights,
related parties, accounts payable and accrued expenses         (642,564)      (283,024)      (118,731)          (11,422)
Advertising advances                                            753,445        182,316       (193,555)          (18,620)
Unefon advertising advance                                       39,826        (54,541)       (91,041)           (8,758)
Todito advertising, programming and services advance            911,654       (196,208)      (211,028)          (20,300)
                                                           ------------   ------------   ------------    --------------

Resources provided by operations before extraordinary item    2,292,750      1,627,884        891,940            85,805
NBC settlement agreement - net of income tax                   (335,929)
                                                           ------------   ------------   ------------    --------------

Resources provided by operations activities                   1,956,821      1,627,884        891,940            85,805
                                                           ------------   ------------   ------------    --------------

Investment:

Acquisition of property, machinery and equipment - Net         (201,894)      (176,965)      (240,761)          (23,161)
Investment in Unefon                                         (1,092,120)
Advance payments to Pappas Telecasting Companies, through
 Azteca America                                                               (660,031)      (455,867)          (43,854)
Account receivable from Pappas Telecasting of Southern
 California, LLC                                                              (191,124)
Minority interest                                               (19,708)        (2,942)           581                55
                                                           ------------   ------------   ------------    --------------

Resources used in investing activities                       (1,313,722)    (1,031,062)      (696,047)          (66,960)
                                                           ------------   ------------   ------------    --------------

Financing:

Bank loans - Net                                               (166,661)        36,965       (334,607)          (32,189)
Guaranteed senior notes                                        (328,410)      (410,861)       302,974            29,146
Loan granted to related party                                                                (199,044)          (19,148)
Preferred dividend paid                                         (44,908)       (42,130)       (39,966)           (3,845)
Stock options exercised                                          27,216         81,371         23,881             2,297
Sale of treasury shares                                                        162,439        136,523            13,134
Repurchase of shares                                           (316,094)       (43,172)      (169,879)          (16,343)
Financial instruments                                                                        (173,373)          (16,678)
Capital stock increase                                           18,217
Premium on issuance of capital stock                            267,347
                                                           ------------   ------------   ------------    --------------

Resources used in financing activities                         (543,293)      (215,388)      (453,491)          (43,626)
                                                           ------------   ------------   ------------    --------------

Net increase (decrease) in cash and marketable securities        99,806        381,434       (257,598)          (24,781)
Cash and marketable securities at beginning of year           1,169,631      1,269,437      1,650,871           158,814
                                                           ------------   ------------   ------------    --------------

Cash and marketable securities at end of year              Ps 1,269,437   Ps 1,650,871   Ps 1,393,273    US$    134,033
                                                           ============   ============   ============    ==============

(*) The US dollar figures represent the Mexican peso amounts as of December 31, 2002 expressed as of December 31, 2002 purchasing power translated at the exchange rate of Ps10.395 per US dollar and are not covered by the Report of Independent Accountants.

The accompanying notes are an integral part of these consolidated financial statements.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000, 2001 AND 2002

         (monetary amounts expressed in thousands of Mexican pesos (Ps)
             of December 31, 2002 purchasing power and thousands of
        U.S. dollars (US$), except exchange rates and per share amounts)

NOTE 1 - THE COMPANY AND BASIS OF PRESENTATION:

In July 1993, TV Azteca, S.A. de C.V. (the "Company"), was acquired by the stockholders for Ps2,000,050 nominal (equivalent to US$642,700 at the date of acquisition) in connection with the Mexican government's privatization of certain television stations and related assets. The Company and its subsidiaries are engaged principally in the broadcasting and production of television programs, and the sale of advertising time.

The consolidated subsidiaries of the Company as of December 31, 2002 were:

..  Television Azteca, S.A. de C.V.
..  Grupo TV Azteca, S.A. de C.V.
..  Azteca Records, S.A. de C.V.
..  Alta Empresa, S.A. de C.V.
..  Azteca Entertainment, S.A. de C.V.
..  Eventos Deportivos Azteca, S.A. de C.V.
..  Servicios Especializados Taz, S.A. de C.V.
..  Producciones Especializadas, S.A. de C.V.
..  Producciones Exclusivas, S.A. de C.V.
..  Grupo Promotora Empresarial, S.A. de C.V.
..  Producciones Azteca Digital, S.A. de C.V.
..  Azteca Digital, S.A. de C.V.
..  Corporacion de Asesoria Tecnica y de Produccion, S.A. de C.V.
..  Operadora Mexicana de Television, S.A. de C.V.
..  Azteca Publishing, S.A. de C.V.
..  Inversora Mexicana de Produccion, S.A. de C.V.
..  TV Azteca Latinoamerica, S.A. de C.V.
..  Servicios Aereos Noticiosos, S.A. de C.V.
..  SCI de Mexico, S.A. de C.V.
..  Canal 12 de Television, S.A. de C.V.
..  Grupo TV Azteca, S.A. de C.V. (El Salvador)

..  Servicios Locales de Produccion, S.A. de C.V.
..  Servicios Foraneos de Administracion, S.A. de C.V.
..  Desarrollo de Comunicacion Azteca, S.A. de C.V.
..  Azteca Telecasting, L. P.
..  Alta Empresa Holdings, B. V.
..  Alta Empresa International, B. V.
..  Red Azteca Internacional, S.A. de C.V.
..  Azteca International Corporation

The consolidation of the net assets of Canal 12 de Television, S.A. de C.V. (acquired in 1997) resulted in minority interest of Ps8,717 (Ps8,371 in 2001).

On February 24, 2000, the Company sold its interest in Tele America, S.A. (acquired in 1998) for US$2,625 and recognized a gain of US$1,609 (Ps17,797).

The financial statements of the subsidiaries incorporated abroad included in the consolidation are translated in conformity with the requirements of Statement B-15 issued by the Accounting Principles Commission of the Mexican Institute of Public Accountants ("MIPA"). The translation effect was not significant.

All intercompany balances and transactions have been eliminated in consolidation. The Company consolidates all of its majority-owned subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in the preparation of the consolidated financial statements including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements, are summarized as shown below:

a. Accounting for effects of inflation

The consolidated financial statements and notes are expressed in thousands of Mexican pesos. They have been prepared in accordance with generally accepted accounting principles as promulgated by the MIPA. The recognition of the effects of inflation on the financial information is in accordance with the following rules and includes the guidelines of the Fifth Amendment to Statement B-10:

.. Inventories, property, machinery and equipment of Mexican origin, television concessions, exhibition rights of Mexican origin, deferred charges and other non-monetary assets and liabilities are restated by applying factors derived from the National Consumer Price Index ("NCPI"), issued by the Banco de Mexico.

.. Exhibition rights and machinery and equipment of foreign origin (mainly from the United States of America and Japan) are restated on the basis of the devaluation of the Mexican peso against the foreign currencies, and by applying inflation factors of the countries in which they originate.

.. The components of stockholders' equity are restated using factors derived from the NCPI.

.. The cumulative gain or loss from holding non-monetary assets which are not restated using factors derived from the NCPI is included in stockholders' equity under the caption "Insufficiency in the restatement of capital".

.. The purchasing power gain or loss from holding monetary liabilities and assets is included in net comprehensive financing income (cost).

All consolidated financial statements presented are expressed in constant pesos of purchasing power of December 31, 2002.

The NCPI used to recognize the effects of inflation in the financial statements were 93.248, 97.354 and 102.904 as of December 31, 2000, 2001 and 2002,
respectively.

b. Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying exchange rates at the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

c. Cash and cash equivalents

The Company considers all highly liquid investments to be cash equivalents.

d. Financial instruments

The Company recognizes on its balance sheet as assets or liabilities at fair value all of its contractual rights and obligations under financial instruments to which the Company is a party. See Note 4.

e. Barter transactions

Barter transactions represent non-cash transactions in which the Company sells advertising time to a third party or related party in return for assets or services. These transactions are accounted for on the basis of the fair market value of the assets or services provided in the barter contracts. During the years ended December 31, 2000, 2001 and 2002, net revenue derived from barter transactions amounted to Ps202,308, Ps84,470 and Ps146,243, respectively.

f. Exhibition rights

Exhibition rights represent primarily the acquired rights to the transmission of programming and events under license agreements and the cost of internally produced programming. The rights acquired and the obligations incurred are recorded as an asset and liability, respectively, when the license agreements are signed. The cost of exhibition rights acquired is amortized as the programming and events are broadcast.

At December 31, 2001 and 2002, the allowance for unused exhibition rights amounted to Ps161,580 and Ps229,466, respectively, which represents management's estimate of exhibition rights which were not expected to be used prior to their expiration.

Exhibition rights at December 31, 2001 and 2002 also include Ps369,632 and Ps329,255, respectively, associated with internally produced programming. Costs of internally produced programming are expensed when the programs are initially aired, except in the case of telenovelas, where the costs are amortized over a maximum of a four-year period.

g. Inventories and costs

Inventories of merchandise, materials and spare parts, and their related costs, are stated at average cost and are restated by using factors derived from the NCPI.

h. Property, machinery and equipment

Property, machinery and equipment acquired through December 31, 1996, and the related depreciation, were stated at net replacement cost determined on the basis of appraisals performed by independent appraisers registered with the National Banking and Securities Commission. Property, machinery and equipment acquired on or after January 1, 1997 are initially stated at cost. Both the replacement costs of assets of Mexican origin acquired through December 31, 1996 and the costs of assets of Mexican origin acquired on or after January 1, 1997 are restated by applying factors derived from the NCPI. Assets of non-Mexican origin acquired through December 31, 1996 and thereafter are restated on the basis of the devaluation of the Mexican peso against the foreign currency and by applying inflation factors of the countries in which they originate.

Depreciation was calculated by the straight-line method, based on the estimated useful lives of the net fixed assets as estimated by the Company.

The annual depreciation rates are the following:

Buildings                                               5%
Machinery and operating equipment                   5% and 16%
Furniture and office equipment                          10%
Transportation equipment                                20%
Other fixed assets                                      25%

Effective January 1, 2002, the Company changed the annual depreciation rate of the transmission towers, from 16% to 5%, based on the remaining useful life of these assets. This resulted in a decrease in depreciation expense of Ps42,080 for the year ended December 31, 2002.

i.  Investment in affiliates

Investment in affiliates is recorded by the equity method and is included in the balance sheet as other assets. The investment in Unefon reflects the net book value at the date of the decision to sell this investment. See Note 7.

The investments in Unefon and Todito are presented in the balance sheet as "Investment in Unefon, S.A. de C.V." and "Investment in Todito.com, S.A. de C.V.", respectively. See Note 7.

j. Goodwill

The excess of cost over the book value of subsidiaries acquired is amortized using the straight-line method over 20 years and restated by applying factors derived from the NCPI to its historical cost. Amortization expense for the years ended December 31, 2000, 2001 and 2002 amounted to Ps34,789, Ps41,333 and Ps37,643, respectively. The Company periodically reviews the realization of its intangible assets based on estimated gross future cash flows from its operations. To date there has been no indication that such recorded amounts will not be realized from future operations.

k. Deferred costs

Deferred costs relate primarily to the issuance of guaranteed senior notes (as defined in Note 9) and are amortized over the life of the notes. See Note 9.

l. Television concessions

The aggregate value of the television concessions was determined based on the excess of the purchase price paid for the assets of the Company over their book value at the time of privatization.

On January 1, 2002, the Company adopted Statement C-8, "Intangible Assets", ("Statement C-8"), issued by the MIPA. Under statement C-8, intangible assets must be recognized on the balance sheet when they meet the following characteristics: (a) they are identifiable, (b) they have the ability to generate future economics benefits and (c) there is the ability to control such future economic benefits. The intangible asset amortization would be allocated on a systematic basis over the estimated useful lives of the assets, unless the intangible assets are determinated to have an indefinite useful life based on their expected future economic benefits. The intangible assets should be tested for impairment annually and an impairment loss would be recognized in the event that the carrying amount of the intangible assets is not recoverable based on estimated cash flows of operating activities. As a result of the adoption of Statement C-8, the Company determined that its television concessions qualified as indefinite useful life intangible assets. The Company no longer amortizes its concessions.

Prior to January 1, 2002, the Company's television concessions were amortized by the straight-line method over the relevant concession periods then in existence. Amortization expense for the years ended December 31, 2000 and 2001 amounted to Ps119,292 and Ps121,122, respectively.

m. Labor benefits

Seniority premiums to which employees are entitled upon termination of employment after seven years of service are expensed in the years in which the services are rendered. The related obligation is determined in accordance with Statement D-3, "Labor Obligations", issued by the MIPA, based on actuarial studies. See Note 10.

Other compensation based on length of service, to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

n. Income tax and employees' statutory profit sharing

Effective January 1, 2000, the Company adopted the guidelines of Revised Statement D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employees' Statutory Profit Sharing" ("Revised Statement D-4"), issued by the MIPA. As a result of the foregoing, the Company switched from the partial liability method to the comprehensive assets and liability method for recognition of deferred income tax, which consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements. The cumulative effect of this change on the consolidated balance sheet as of January 1, 2000 was to increase deferred tax liabilities by Ps693,526 and reduce stockholders' equity by the same amount.

In 2000, the Company adjusted its investment in Unefon by Ps57,854 as a result of Unefon's adoption of Revised Statement D-4. The increase was reflected in the component in stockholders' equity entitled "Insufficiency in the restatement of capital" for the year ended December 31, 2000.

o. Comprehensive income (loss)

As of January 1, 2001, Statement B-4, "Comprehensive Income", issued by the MIPA, became effective. This statement requires that the various items making up the capital gains (losses) during the year be shown in the statements of stockholders' equity under the heading of comprehensive income (loss). Therefore, in order that the various lines of the statement of stockholders' equity could be comparable, this statement was restructured.

p. Revenue recognition

Revenues from advertising contracts are recognized as the contracted advertising is aired. Net revenue includes revenue from advertisers less sales commissions paid. During the years ended December 31, 2000, 2001 and 2002 sales commissions paid amounted to Ps318,044, Ps356,659 and Ps364,874, respectively.

q. Advertising advances

The Company enters into two principal types of advance advertising agreements with clients. The Azteca plan generally requires advertisers to pay in full within four months of the date in which they sign the advertising agreement. The Mexican plan allows clients to pay for advertising by making cash deposits from 10% to 20% of the advertising commitment, with the balance payable in installments, which are generally supported by promissory notes, over the period during which the advertising is aired. The Company records cash or other assets received and the amounts due and its obligation to deliver advertising under both types of advance advertising agreements when the contracts are signed. The amounts represented by such advertising advances are credited to net revenue as the contracted advertising is aired. Such obligations with respect to advertising advances are considered non-monetary liabilities and are restated by applying factors derived from the NCPI.

r. Net income per share applicable to majority stockholders

Net income per share is calculated based on the net income attributable to the majority stockholders divided by the weighted average number of shares outstanding during each of the years ended December 31, 2000, 2001 and 2002. See
Note 11. The weighted average number of common shares outstanding during each of the years ended December 31, 2000, 2001 and 2002 were 8,967 million, 9,025 million and 9,057 million, respectively.

As required by Statement B-14, "Earning per share", issued by the MIPA, net income per share before and after extraordinary item is provided as follows:

                                                                                 Year ended December 31,
                                                                      ---------------------------------------------

                                                                         2000             2001             2002
                                                                      --------         ---------         ----------
Net income before extraordinary item per preferred
and common shares (1):                                                Ps 0.080         Ps  0.167         Ps   0.109
Extraordinary item - NBC settlement agreement
- net of income tax (see Note 11d.)                                     (0.037)
                                                                      --------         ---------         ----------

Net income per preferred and common shares                            Ps 0.043         Ps  0.167         Ps   0.109
                                                                      ========         =========         ==========

(1) Dividend per preferred shares                                     Ps 0.042         Ps  0.042         Ps   0.042
                                                                      ========         =========         ==========

s. Stock option plans for employees

Stock options granted to employees are given effect when the options are exercised by crediting paid-in capital stock for the amount of cash received.

t. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

NOTE 3 - FOREIGN CURRENCY POSITION:

Monetary amounts in this note are expressed in U.S. dollars (US$) except exchange rates, since this is the currency in which most of the Company's foreign currency transactions are carried out.

In December 1994, the Mexican government devalued the peso and allowed it to float freely in the foreign exchange market. Since that time the fluctuations in the foreign exchange market have continued and at December 31, 2002, the exchange rate used by the Company for financial reporting purposes was Ps10.395 per dollar (Ps9.65 and Ps9.16 at December 31, 2000 and 2001, respectively). As a result, the Company had net exchange (losses) income of (Ps127,912), Ps197,676 and (Ps353,139) during the years ended December 31, 2000, 2001 and 2002, respectively, which are shown in the statement of results of operations as a component of comprehensive financing cost.

At February 7, 2003, date of issuance of the audited financial statements, the exchange rate was Ps10.96 per dollar.

At December 31, 2001 and 2002, the Company had monetary assets and liabilities in foreign currencies as shown below:

                                                    At December 31,
                                         -------------------------------------

                                               2001                 2002
                                         ---------------       ---------------

Assets                                    US$    357,222       US$    491,936
Liabilities                                     (705,822)            (674,511)
                                         ---------------       ---------------

Net short position                       (US$    348,600)     (US$    182,575)
                                         ===============       ===============

At December 31, 2001 and 2002, the Company had no hedge contracts for protection against foreign exchange risks.

NOTE 4 - OPERATIONS WITH FINANCIAL INSTRUMENTS:

a. Marketable securities

During 2002, the Company purchased Ps295,988 (nominal) Grupo Elektra, S.A. de C.V. ("Grupo Elektra") Ordinary Participation Certificate ("CPOs"). During 2002, the Company recorded a loss against comprehensive financing cost for Ps56,658 to reflect the decline in the market value of the investment.

In October 2002, the Company entered into a put option agreement with its CPOs in Grupo Elektra. Pursuant to the option agreement, the Company is required to pay a premium of 10.5% of the number of options valued at the strike price.

b. Financial instruments

In January 2002, the Company entered into a monthly certificate of deposit with a rate of return based on the market value of the CPOs, which was recorded against stockholders' equity. The Company has periodically renewed the certificate of deposit upon expiration. During 2002, as a result of the decline in market value of the CPOs, the Company recognized a loss of Ps34,097 against stockholders' equity. At December 31, 2002, the outstanding balance of the certificate of deposit was Ps139,276.

NOTE 5 - ACCOUNTS RECEIVABLE:

                                                       At December 31,
                                           ------------------------------------

                                                 2001                 2002
                                           ---------------      ---------------

Amounts due from advertisers               Ps    4,417,170      Ps    4,421,686
Accounts receivable from Unefon
advertising agreement (see Note 8)                                       80,649
Taxes recoverable                                  191,842              116,007
Prepaid expenses                                    60,910               66,731
Other accounts receivable                          340,925              325,981
                                           ---------------      ---------------

                                                 5,010,847            5,011,054
Allowance for bad debts                            (83,403)             (89,854)
                                           ---------------      ---------------

                                           Ps    4,927,444      Ps    4,921,200
                                           ===============      ===============

Amounts due from barter transactions included in amounts due from advertisers amounted to Ps345,627 and Ps352,655 as of December 31, 2001 and 2002, respectively.

NOTE 6 - PROPERTY, MACHINERY AND EQUIPMENT:

                                                       At December 31,
                                              --------------------------------

                                                  2001                2002
                                              -------------      -------------

Buildings                                     Ps  1,115,490      Ps  1,118,258
Machinery and operating equipment                 1,985,774          2,312,350
Furniture and office equipment                      223,154            223,154
Transportation equipment                            301,264            346,819
Other fixed assets                                  379,432            530,330
                                              -------------      -------------

                                                  4,005,114          4,530,911
Accumulated depreciation                         (2,252,393)        (2,857,912)
                                              -------------      -------------

                                                  1,752,721          1,672,999
Land                                                545,068            554,883
Construction in progress                              6,288              3,561
                                              -------------      -------------

                                              Ps  2,304,077      Ps  2,231,443
                                              =============      =============

At December 31, 2001 and 2002, property, machinery and equipment amounting to Ps816,431 and Ps795,865, respectively, have been pledged to guarantee bank loans. See Note 9.

NOTE 7 - OTHER ASSETS:

                                                                                        At December 31,
                                                                              ----------------------------------

                                                                                    2001                2002
                                                                              ---------------      -------------
Investment in affiliates                                                      Ps      135,037      Ps     65,598
Advances to Corporacion de Noticias e Informacion,
 S.A. de C.V.                                                                         200,773            298,000
Deferred costs related to the issuance of guaranteed
 senior notes - Net                                                                    98,189             78,895
Account receivable from an affiliate which represents
 a reduction in Unefon contributed capital.  This amount
 was contributed to incorporate Cosmofrecuencias,
 S.A. de C.V. ("Cosmofrecuencias") (see Unefon below)                                 354,964
Investment in 50% equity interest in Cosmofrecuencias
 (see Unefon below)                                                                                       354,746
Account receivable from Pappas Telecasting of Southern
 California, LLC (see Azteca America below)                                           191,124            235,565
Other assets                                                                          221,665            150,195
                                                                              ---------------      -------------

                                                                              Ps    1,201,752      Ps  1,182,999
                                                                              ===============      =============

Investment in Unefon                                                          Ps    1,848,485      Ps  1,755,942
                                                                              ===============      =============

Investment in Todito                                                          Ps      397,883      Ps    319,986
                                                                              ===============      =============

Advance payments to Pappas Telecasting Companies,
through Azteca America (see Azteca America below)                             Ps      660,031      Ps  1,154,479
                                                                              ===============      =============

Corporacion de Noticias e Informacion, S.A. de C.V. ("CNI")

On December 10, 1998, the Company entered into a Joint Venture Agreement with Televisora del Valle de Mexico, S.A. de C.V. ("TVM"), the owner of the concession for UHF Channel 40 in Mexico City, and its subsidiary CNI.

The original contract was established with the following terms:

1. The Company agreed to provide advisory services to TVM and CNI regarding the television operations of Channel 40 for a period of 10 years or until the expiration of TVM's television concession, whichever is shorter.

2. Under a Programming, Promotion and Commercialization Agreement with TVM, CNI agreed to cede to the Company the rights and obligations, originally established in favor of CNI, to program and operate Channel 40. The Company agreed to pay to CNI 50% of the joint venture's earnings before interest, taxes, depreciation and amortization ("EBITDA") on a quarterly basis, with an advance payment of US$15,000 to be applied against future EBITDA generated from the operation of Channel 40, over a maximum period of ten years. At December 31, 1999, the Company had made advances of US$15,000.

3. The Company has provided a US$10,000 credit facility in favor of CNI for a period of ten years with a grace period for the payment of principal and interest of three years. The interest accrues at an annual interest rate based on the maximum interest rate paid by the Company plus 25 basis points. As security for the loan, 51% of the capital stock of TVM owned by Mr. Javier Moreno Valle was pledged as collateral. At December 31, 2001 and 2002, CNI had drawn down US$10,000 under this credit facility.

4. Under a purchase option contract, the Company has the right to acquire up to 51% of the capital stock of TVM beginning in November 2002. The sale price of the capital stock is based on a valuation of 100% of the capital stock of TVM equal to the greater of US$100,000 (which increases gradually over time) and ten times the EBITDA generated by Channel 40 for the 12 months preceding the exercise of the purchase option. This contract also gives Mr. Javier Moreno Valle and Mr. Hernan Cabalceta Vara the right to put their CNI capital stock to the Company for the same purchase price per share under certain circumstances.

5. Under the terms of this agreement, the Company has the right to determine all Channel 40 programming except for 16 and one-half hours per week that is to be made up of CNI-determined programming. In return for the transmission rights of this CNI-determined programming through Channel 40, the Company agreed to pay CNI, during the first year, US$5.0 for each 60 minute program or its equivalent broadcast and, after the second year, US$1.65 for each rating point generated by the broadcast of CNI-determined programming on Channel 40. During the year ended December 31, 2000, US$3,292 (Ps37,167) were paid for these services.

6. To improve the efficiency of Channel 40's operations, the Company has agreed to provide accounting, administrative, computer, technical or any other advice that will improve the operations and administration of Channel 40.

In July 2000, CNI stopped broadcasting the Company's signal as required by its contractual obligation under the joint venture agreement and the Company's signal has not been broadcast on Channel 40 since this date. In response to CNI's actions, the Company filed several lawsuits against CNI. At February 7, 2003, date of these financial statements, this matter is in litigation. The Company is seeking lost profits and the enforcement of its purchase option right under the joint venture agreement to acquire up to 51% of the capital stock of TVM. As of December 31, 2001 and 2002, the Company had advanced an aggregate amount of US$34,000 to CNI, which includes US$9,000 comprised of interest on the credit facility and additional operating expenses forwarded to CNI in connection with the joint venture that may be recovered based on future earnings of the joint venture.

In December 2002, an Arbitral Tribunal of the International Court of Arbitration of the International Chamber of Commerce issued an award concluding that the joint venture and the purchase option agreement entered into by the Company and CNI are valid, in effect and enforceable. As a consequence of this conclusion, the Company believes that the terms of the arbitral award confirms the Company's right to operate Channel 40 as contemplated by the joint venture and to exercise its right to acquired up to 51% of the capital stock of TVM. In reliance on the arbitral award issued in December 2002, the Company took possession of certain broadcasting facilities of Channel 40 to restore TV Azteca's signal on Channel
40. Following this event, the Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes, or SCT) took exclusive control of the Channel 40 transmission site and signal. In January 2003, CNI filed an action for relief (amparo) before a federal court seeking to reverse SCT's decision to take exclusive control of the Channel 40 transmission site and signal. On January 27, 2003, CNI regained control of the Channel 40 transmission site and signal. On that same day, the Company appealed the decision. Although no assurance can be given, management of the Company believes it will prevail in the litigation, and accordingly, no reserve has been established with respect to these proceedings.

Unefon

On May 14, 1999, the Company signed an agreement (the "Stockholders Agreement") with Corporacion RBS, S.A. de C.V. ("CRBS"), a Mexican company wholly-owned by Ricardo B. Salinas Pliego, and Moises Saba Masri to invest in Unefon and its subsidiaries. Unefon is a personal telecommunications services wireless network that is a provider of wireless mobile telephone services in Mexico. The Stockholders' Agreement establishes that Unefon must be operated and managed as a joint venture, initially between CRBS and Moises Saba Masri. The Stockholders' Agreement required each of CRBS and Moises Saba Masri to contribute US$186,500 to Unefon's capital, for a total of US$373,000 in capital stock. These capital contributions to Unefon were completed on June 15, 1999.

Before signing the Stockholders' Agreement, CRBS made a contribution to Unefon's capital of approximately US$88,600, which was used to make an advance payment to the Mexican government for the acquisition of wireless concessions and for pre-operating expenses. CRBS made the balance of the contribution required by the Stockholders' Agreement with funds borrowed from Azteca Holdings, S.A. de C.V. ("AH"), a holding company controlled by Mr. Salinas Pliego. AH obtained part of the funds for this loan from the sale of 218 million of the CPOs of the Company owned by AH to a group of private Mexican investors. AH obtained the remaining funds for the loan from the sale by AH of 44 million TV Azteca CPOs to AH's wholly-owned subsidiary, Compania Operadora de Teatros, S.A. de C.V.

On October 28, 1999, the Company acquired the interest in Unefon held by CRBS at a cost (including financial costs) of US$189,793 which was funded through: (i) proceeds from the issuance of shares; (ii) the payment of US$35,108 in cash and
(iii) the cancellation of debts of US$43,067 owed to the Company by CRBS.

In February 2000, Unefon commenced operations.

At the extraordinary stockholders' meeting held on October 2, 2000, the Unefon stockholders agreed to reduce the Unefon capital stock by Ps611 million (nominal). At December 31, 2001, this reduction had not yet been made, and is shown in the financial statements of the affiliate as an account payable to the stockholders, bearing interest at an annual rate of 8%. The stockholders will use the proceeds of said capital reduction to capitalize a newly formed company owned 50% by the Company and 50% by Moises Saba Masri, Cosmofrecuencias, S.A. de C.V. ("Cosmofrecuencias"), for which purpose, the Company will contribute Ps354,964 at December 31, 2001. In June 2002, the Company contributed to Cosmofrecuencias as a capital contribution its receivable from Unefon, including the cumulative interests, equivalent to 50% of Cosmofrecuencias' capital stock.

On October 19, 2000, the Board of Directors approved the grant to its stockholders of the rights to acquire the Company's investment in Unefon and Cosmofrecuencias shares, a decision which was ratified at the ordinary stockholders' meeting held on December 4, 2000.

As determined by the Company's Board of Directors, the Company's stockholders will also have a right to purchase shares in Cosmofrecuencias from October 19, 2001 to October 19, 2006. The total exercise price for this option is approximately US$32,000.

The grant of the rights ("Rights") to acquire the Unefon shares was subject to receiving the requisite consent of the holders of the Company and AH Senior Notes. On March 27, 2001, the Company obtained the consents and paid a fee totaling Ps115,223 to certain holders of the TV Azteca Notes (as defined in Note
9), which was recorded as part of its total investment in Unefon. The grant of the Rights is also subject to receiving applicable regulatory approvals, third party approvals, including the approval of Nortel Networks Corporation ("Nortel"), Unefon's major lender and equipment supplier, and the filing and effectiveness of a registration statement with the U.S. Securities and Exchange Commission that registers the Unefon shares underlying the Rights.

The Rights were exercisable only on December 11, 2002, unless the time of exercise was extended by the Company or an acceleration event occurred. In December 2002, the Company's Board of Directors approved the change of the exercise date to December 11, 2003. Any Rights that are not exercised on the exercise date will expire and the Company will retain ownership of the shares underlying the Rights. The Rights may become exercisable prior to December 11, 2003 if the Board of Directors of the Company approves a merger or consolidation of Unefon, a sale of all or substantially all of Unefon's assets or a sale (by tender or otherwise) of at least a majority of Unefon's shares or otherwise determines to accelerate the exercisability of the Rights.

With respect to the Company's investment in Unefon, the Company's stockholders have the right to acquire those shares subject to the occurrence of certain conditions, at a price of US$0.15128 per Unefon share owned by the Company, for a total amount of US$176,998. At December 31, 2001 and 2002, the Company's investment in Unefon reflects the net book value of the investment at the date of the decision to sell Unefon. The Company will record any differences between the book value of the investment and the ultimate sales price once the stockholders exercise the purchase option and all the legal requirements of the transaction have been complied with.

In July 2002, the Company announced that its Board of Directors had approved of seeking the approval of the Company's shareholders in order to authorize the spin-off of its investment in Unefon in the form of a distribution of all of the shares of Unefon that the Company owns to the Company's shareholders at no monetary cost before the end of 2002. However, as a consequence of a dispute between Unefon and Nortel, the Company's Board of Directors postponed submitting the proposal to the Company's shareholders.

In December 2000, in connection with certain modifications of Unefon's finance agreement with Nortel, the Company and Mr. Saba, agreed, jointly and severally, in a shareholder's undertaking to provide Unefon up to US$35,000 in the aggregate by way of eaither equity or subordinated debt in the event Unefon had liquidity shortfalls in 2001 or 2002.

In July 2001, the Company and Moises Saba Masri announced their intention to provide credit support to Unefon for up to US$80,000 each. The Company has suspended any further credit support to Unefon in light of Unefon's dispute with Nortel. At December 31, 2002, the Company had provided US$48,000 of credit guarantees on behalf of Unefon, of which US$19,100 had become due and had been paid by the Company. See Note 8.

In September 1999, Unefon entered into a finance agreement and a procurement agreement with Nortel pursuant to which Nortel agreed to assist Unefon in the design and construction of its telecommunications network. Unefon and Nortel are currently engaged in disputes over each party's compliance with the terms and conditions of the finance agreement, letter agreement, procurement agreement, and other related agreements entered into by the parties and certain of their shareholders and affiliates.

Unefon asserts that Nortel has not fulfilled its obligations under the finance agreement, letter agreement and procurement agreement. With respect to the finance and letter agreements, Unefon has asserted, among other things, that Nortel breached its obligation to make available to Unefon the second loan tranche under the finance agreement in the amount of US$210,000. Unefon contends that Nortel's failure to advance this additional financing has limited Unefon's ability to build out its network, to grow its business in accordance with its business plan and to realize the revenues and profits related to such growth and needed to repay the first loan tranche under the finance agreement. With respect to the procurement agreement, Unefon asserts, among other things, that Nortel failed to properly design and construct the network and failed to provide required and appropriate maintenance and support. Unefon also contends that the settlement agreement signed in July 2002 never became effective because Nortel failed to perform the pre-conditions to its effectiveness. Even to the extent that the settlement agreement became effective, Unefon contends that Nortel failed to perform its obligations thereunder.

As a result of Nortel's alleged breaches, Unefon withheld a US$6,000 interest payment due to Nortel in August 2002 and has asserted that it is relieved of its payment obligations under the finance agreement by reason of Nortel's breaches.

On August 28, 2002, Nortel sent Unefon a notice alleging that Unefon was in default under the finance agreement due to its failure to make the foregoing interest payment. Nortel also alleged that the proposed spin-off by the Company of its 46.5% stake in Unefon would be deemed to be a change in control under the terms of the finance agreement, which also would constitute a default under the finance agreement unless Nortel consented to such action.

On September 9, 2002, Unefon filed a lawsuit against Nortel in the Supreme Court of the State of New York seeking damages and lost profits in the amount of US$900,000. Unefon alleged that Nortel had breached the finance agreement and related letter agreement by failing to advance the second loan tranche of US$210,000. Unefon also alleged that Nortel had failed to comply with its obligation to pursue syndication of the first loan tranche in a diligent and timely manner, applying its best efforts consistent with standards of commercial reasonableness. Unefon alleged that Nortel's breach had caused Unefon damages, including, among others, lost profits and a diminution in equity value of Unefon and had relieved Unefon of its payment obligations under the finance agreement. As an alternative remedy, Unefon sought specific performance of Nortel's obligation to lend Unefon up to US$210,000 from the second loan tranche under the finance agreement.

Nortel notified Unefon on September 9, 2002 that based on its non-payment of the August 2002 interest payment, Nortel was accelerating all amounts owed by Unefon under the finance agreement. As of December 31, 2002, the outstanding principal amount under the finance agreement was US$349,800. Nortel also notified Unefon that it was exercising its right to terminate the procurement agreement as a result of Unefon's alleged default under the finance agreement.

On September 23, 2002, Nortel filed an answer and counterclaim in the New York Supreme Court action commenced by Unefon in which Nortel asserted, among other things, that it had not breached the finance agreement and related letter agreeement and that the remedies sought by Unefon were not available under the finance agreement, the procurement agreement or applicable law. Nortel's counterclaim was based on Unefon's non-payment of the August 2002 interest payment and Nortel sought acceleration and immediate payment of all amounts allegedly due to Nortel under the finance agreement. On October 10, 2002, Unefon answered Nortel's counterclaim and denied the allegations offered in support thereof.

On November 11, 2002, Unefon filed a demand for arbitration under the procurement agreement, as well as the July 2002 settlement agreement, before the American Arbitration Association in New York City. In its demand, Unefon asserted numerous breaches by Nortel of its obligations under these agreements, including design and construction flaws, failure to fulfill software obligations, maintenance failures, failure to provide financing and other economic benefits and refusal to deliver equipment for which Unefon has paid. Unefon seeks damages and an order directing Nortel to deliver immediately all equipment for which Unefon has paid. On December 24, 2002, Nortel filed an answer denying liability and asserting counterclaims based on alleged breaches by Unefon of its payment obligations under the procurement agreement and requested the arbitration tribunal to award damages in the amount of at least US$47,000.

On November 11, 2002, Nortel moved for summary judgment on its counterclaim relating to the non-payment of interest. On December 10, 2002, Unefon moved for partial summary judgment on its claim that Nortel breached the finance agreement, and moved to amend its complaint to assert claims for fraud and intentional misrepresentation relating to Nortel's willingness to lend the second loan tranche, including Nortel's willingness to seek syndication of the first loan tranche, and to assert two affirmative defenses: (i) that Nortel's fraudulent inducement bars Nortel from any relief under the finance agreement or procurement agreement and (ii) that Unefon is excused from performance under the finance agreement by virtue of Nortel's breaches of the finance agreement and procurement agreement. Unefon also sought a stay of the action pending resolution of the arbitration commenced by Unefon against Nortel, as described above. On January 14, 2003, Nortel filed papers opposing Unefon's motions.

On November 29, 2002, Unefon and certain of its affiliates commenced an action against Nortel and others in civil court in Mexico City seeking a declaration of the parties' rights under pledge agreements pursuant to which Unefon's and the affiliates' stock had been pledged to Nortel as security to the loans made under the finance agreement. Unefon and its affiliates seek, among other things, declarations that Nortel is disproportionately collateralized and that certain provisions of the stock pledge agreements are void under Article 198 of the Mexican General Commercial Companies Law (which voids any agreement which restricts the free exercise of shareholders voting rights).

On December 16, 2002, Nortel filed a second, separate lawsuit in the Supreme Court of the State of New York seeking authorization from the Court, pursuant to the stock pledge agreement, to sell the shares of Operadora Unefon, S.A. de C.V. and Servicios SPC, S. A. de C.V. (each wholly-owned subsidiaries of Unefon) that were pledged to secure its indebtedness, or, in the alternative, authorization to take appropriate steps to obtain control over the management and business of Unefon. Unefon filed a motion to dismiss this action on jurisdictional grounds and on the basis of the prior Mexican action commenced by it against Nortel in regard to the pledge agreements. The parties have stipulated that Nortel will not take any further action to foreclose on the shares until such motion is decided.

On December 20, 2002, Nortel notified the Company and Mr. Saba of its view that Unefon's non-payment of the August 2002 interest payment triggered their joint and several obligation to make additional funds available to Unefon up to an aggregate amount of US$35,000 as provided in the shareholders' undertaking. The Company and Mr. Saba dispute Nortel's contention that their funding obligation has been triggered, asserting that Nortel has materially breached the finance agreement and the procurement agreement, thereby excusing Unefon from performance of its obligations under these agreements and, therefore, that the Company and Mr. Saba are excused from performance of their obligations under the shareholders' undertaking. The Company and Mr. Saba also assert that, even if their funding obligation has been triggered, they have satisfied their obligations under the shareholders' undertaking by making up to US$35,800 in additional funds available to or on behalf of Unefon.

In January 2003, Nortel petitioned for the bankruptcy of Unefon before a Mexican court. In response, Unefon filed an action for relief (amparo) before a federal district court challenging Nortel's request. Unefon believes that Nortel's bankruptcy petition is insufficient under Mexican law and that it will therefore prevail in this proceeding. The federal district court suspended Nortel's bankruptcy claim pending its analysis of the sufficiency of Nortel's petition.

If Unefon losses control over its assets or Unefon is unable to procure additional equipment from Nortel as it builds-out its network, its business and results of operations would be significantly and adversely affected. Although no assurance can be given, Unefon's management believes Unefon will prevail in the litigation, and accordingly, no reserve has been established by Unefon or the Company with respect to these proceedings.

Todito

In its meeting held on February 9, 2000, the Company's Board of Directors approved a US$100,000 investment in Todito. The investment was made on February 14, 2000 through an advertising, programming and services agreement (see Note
8), in exchange for 50% of the capital stock of Todito. The Company has the ability to exercise significant influence, but not control, over the operations of Todito. This investment is accounted for by the equity method and is presented on the balance sheet as "Investment in Todito". This acquisition resulted in goodwill of Ps543,370. The amortization of goodwill for the years ended December 31, 2000, 2001 and 2002 was Ps22,643, Ps27,260 and Ps27,260,
respectively.

Todito operates a Spanish-language Internet portal and internet connection service located at "www.todito.com" that was launched in August 1999 by Dataflux, S.A. de C.V. ("Dataflux"), a company controlled by the brother of Mr. Salinas Pliego. Todito's website provides e-commerce and other services to Mexico and the Hispanic population in the United States.

Azteca America

In September 2000, the Company and Pappas Telecasting Companies ("Pappas Group"), a broadcasting company based in the United States, entered into a joint venture ("Azteca America JV"), with the purpose of creating a new television broadcast network. Azteca America JV was engaged in the developing a new television broadcast network focused on the Hispanic market in the United States.

In accordance with the original Azteca America JV, Azteca America JV was owned 80% by Pappas Group and 20% by the Company. In connection with the creation of Azteca America JV, the Company also entered into a program license agreement (the "License") with Azteca America JV in September 2000 for an initial term of 20 years with a renewal for one additional ten-year term at the option of the Company. The License granted exclusive rights from the date of the agreement to Azteca America JV and its subsidiaries for the broadcast of Spanish language programs within the United States. Additionally, the Company agreed to make all its programming available to Azteca America JV and to make available at least 3000 hours of new programming in each calendar year.

Prior to the launch date, Pappas Group agreed to pay the Company a monthly fee of approximately US$1,500. During the years ended December 31, 2000 and 2001, the Company received US$6,436 and US$6,731, respectively, under the terms of this agreement which was recorded as net revenue in the Company's results of operations. After the launch date, Azteca America JV was scheduled to receive an annual fee equal to the greater of US$15,000 or 10% of the annual net revenues of Azteca America JV which increased 1% every year to a maximum of 15% of net revenues. Until the Company's subscription obligation was paid, Azteca America JV agreed to apply the payment of the License fee to the outstanding subscription obligation. The Company had no outstanding subscription obligation at December 31, 2000 since Pappas Group had not made its initial capital contribution.

In June 2001, the Company and Pappas Group agreed to change their strategy, and as a result of this, the Azteca America JV was terminated as well as the corresponding license agreement. Also, the Company, through Azteca International Corporation ("Azteca America"), a wholly-owned subsidiary of the Company, has entered into station affiliation agreements with various television broadcast stations, including those owned by the Pappas Group.

In July 2001, the Company launched the Azteca America Network, a new Spanish-language television broadcast network in the U.S. Through Azteca America, its wholly-owned subsidiary, the Company establishes affiliate relationships with television broadcast stations in U.S. markets that have a significant Hispanic population. In addition, Azteca America may enter into distribution agreements with cable operators. Through the Azteca America Network, the Company distributes in the U.S. certain of its programming including telenovelas, reality programming, sports, news and other general entertainment programming in the Spanish language, which the Company refers to as the Azteca America Programming.

As of December 31, 2002, Azteca America has entered into station affiliation agreements with the following broadcast television stations, which are affiliates of Pappas Group:

Los Angeles Station

In July 2001, Azteca America and Pappas Southern California, LLC ("Pappas California") entered into a station affiliation agreement with respect to KAZA-TV, NTSC Channel 54, which serves the Los Angeles, California Designated Market Area (DMA). Pursuant to this agreement, Azteca America granted Pappas California an exclusive license for over-the-air broadcasting of the Azteca America Programming in the Los Angeles market. The station affiliation agreement, which was amended in December 2001, has a term of four years, commencing in July 2001. This agreement automatically renews for an additional four-year term, unless terminated by either party. Azteca America has the right to receive 50% of the net local and national spot advertising revenue generated by the station.

In connection with entering into the Los Angeles station affiliation agreement, the Company agreed to become a joint and several obligor under a credit agreement among Pappas Telecasting of Arizona, LLC ("Pappas Arizona") and Pappas California, as borrowers, and UBS AG, as lender. Pursuant to this credit agreement, UBS AG loaned a total of US$31,000 to the borrowers. All loans made under this credit agreement were repaid by November 2, 2002. UBS AG was granted a first priority lien on the collateral securing the loans, which included the entire equity interest in the two Pappas affiliates that hold the U.S. Federal Communications Commission licenses for the Pappas Arizona and Pappas California television stations.

The Company and Pappas California also entered into a credit agreement under which the Company agreed to loan Pappas California up to US$60,000 for, among other things, repayment of indebtedness, working capital and payment of the principal and unpaid interest under the UBS credit agreement, as describe above. The loan was required to be repaid by November 2, 2002 and was subordinate to the loans made under the UBS credit agreement. The Company was granted a second priority lien on the collateral securing the loans, subordinate to the liens securing the UBS credit agreement. However, the Company's ability to acquire the collateral in the event of foreclosure under the Company credit agreement was limited by the United States laws limiting foreign ownership of United States television stations. At December 31, 2001 and 2002, US$18,216 and US$19,667, respectively, were outstanding under the Company credit agreement.

In July 2001, Azteca America and Pappas California also entered into an equity option agreement pursuant to which Azteca America was granted an option to purchase an equity interest in Pappas California. The equity option was to be exercised by Azteca America on one occasion, in whole or in part, prior to July 27, 2002. Under the terms of the agreement, Azteca America had the right to acquire up to a 25% equity interest in Pappas California. However, in the event that Pappas California and Pappas Arizona have outstanding debt obligations under their respective credit agreements with the Company and affiliates of UBS AG, Azteca America had the right to acquire a percentage of Pappas California equal to the greater of 25% or the percentage obtained by dividing: (i) the amounts then owed under these credit agreements by (ii)

US$136,000, the value of the Los Angeles affiliate agreed upon by Azteca America and Pappas California. If Azteca America was not permitted to acquire an equity interest in Pappas California greater than 25% as a result of the United States laws limiting foreign ownership of United States television stations, Azteca America was permitted to transfer the right to acquire the excess equity interest to an unaffiliated third party. If Azteca America acquired an equity interest in Pappas California and, thereafter, the term of the station affiliation agreement was not renewed by Pappas California following the expiration of the initial four-year term, Azteca America would have the right to acquire 100% of the equity interests in Pappas California for a cash price equal to the fair market value of such interests (or to transfer the right to acquire such additional equity interests to an unaffiliated third party). If the station affiliation agreement was not renewed by Azteca America, Pappas California would have the right to acquire all of Azteca America's equity interest in Pappas California for a cash price equal to its fair market value. Pappas California would also have the right to acquire Azteca America's interest, and Azteca America would have the right to cause Pappas California to acquire Azteca America's interest, in certain other circumstances.

The equity option was exercised by Azteca America on May 21, 2002. In connection with its effort to exercise the option, the Company paid US$32.8 million to acquire the UBS AG credit agreement that is secured by the Los Angeles station, which increased TV Azteca's secured loan to Pappas California to US$53.7 million.

Reno Station

In October 2001, Azteca America and Pappas Telecasting of Nevada ("Pappas Nevada"), entered into a station affiliation agreement with respect to KUVR-LP, NTSC, Channels 47 and 68, which serves the Reno-Sparks-Carson City, Nevada DMA. Pursuant to this agreement, Azteca America granted Pappas Nevada an exclusive license for over-the-air broadcasting of the Azteca America Programming in such market. This agreement has a term of two years, commencing in November 2001. This agreement automatically renews for an additional two-year term, unless terminated by either party. Azteca America has the right to receive 50% of the net local and national spot advertising revenue generated by the station.

San Francisco and Houston Stations

In December 2001, Azteca America and Hispanic America of San Francisco, LLC ("Pappas San Francisco") entered into a station affiliation agreement with respect to KTNC-TV, NTSC Channel 42 and DTV Channel 63, which serves the San Francisco-Oakland-San Jose, California DMA. Also in December 2001, Azteca America and Hispanic America of Houston, LLC ("Pappas Houston") entered into a station affiliation agreement with respect to KAZH-TV, NTSC Channel 57 and DTV Channel 41, and KVVV-LP, NTSC Channel 53, which serves the Houston, Texas DMA. Pursuant to these station affiliation agreements, Azteca America granted Pappas San Francisco and Pappas Houston an exclusive license for over-the-air broadcasting of the Azteca America Programming in their respectives markets. These agreements expire on July 21, 2005, and automatically renew for a four-year term, unless terminated by either party. Azteca America has the right to receive 50% of the net local and national spot advertising revenue generated by the stations.

In connection with the San Francisco station affiliation agreement, Azteca America acquired a 25% equity interest in Pappas San Francisco for a purchase price of US$57,250, of which US$55,250 was paid in December 2001 and the difference was paid in January 2002 and in connection with the Houston station affiliation agreement, Azteca America acquired a 25% equity interest in Pappas Houston for a purchase price of US$13,404, of which US$13,000 was paid in December 2001 and the difference was paid in January 2002. The remaining equity interests in these stations are owned by Pappas affiliates. If the term of the station affiliation agreement is not renewed by Pappas San Francisco or Pappas Houston, as applicable, following the expiration of the initial term, Azteca America will have the right to acquire 100% of the equity interests therein for a cash price equal to the fair market value of such interests (or to transfer the right to acquire such additional equity interests to an unaffiliated third party). If the station affiliation agreement is not renewed by Azteca America, Pappas San Francisco or Pappas Houston, as applicable, will have the right to acquire all of Azteca America's equity interest therein for a cash price equal to its fair market value. Pappas San Francisco or Pappas Houston, as applicable, will also have the right to acquire Azteca America's interests, and Azteca America will have the right to cause Pappas San Francisco or Pappas Houston, as applicable, to acquire Azteca America's interest, in certain other circumstances.

Following the exercise of the option by Azteca America to purchase an equity interest in the Los Angeles station, Pappas Group refused to permit Azteca America to complete the purchase, claiming that Azteca America had not satisfied certain conditions to the purchase. Consequently, in July, 2002, Azteca America filed a lawsuit against Pappas Group in Delaware seeking specific performance of the equity option agreement. In addition, Pappas Group claimed that Azteca America had breached the affiliation agreements for the Los Angeles, San Francisco and Houston stations, as well as an additional affiliation agreement covering the Reno, Nevada DMA and sought to terminate such agreements. Azteca America filed a separate lawsuit in New York state court to prevent the termination of the affiliation agreements. A trial on the Delaware lawsuit was scheduled for December 2002.

Other affiliation agreements

In addition to Azteca America's arrangements with Pappas Group affiliates, Azteca America has also entered into station affiliation agreements with television broadcast companies covering approximately 53% of the U.S. Hispanic population.

Pursuant to these station affiliation agreements, the stations have been granted exclusive licenses for over-the-air broadcasting of Azteca America programming in their respective markets. These agreements have terms ranging from two to seven years which may be automatically renewed for a specified duration, also ranging from two to seven years. Azteca America has the right to receive all of the net advertising revenue that it generates on each of the broadcast stations other than in the Las Vegas and Orlando markets, where they are only entitled to 50% of the net advertising revenue.

Pappas Group recent developments

On November 27, 2002, the Company and Pappas Group entered into an agreement in principle to settle all of the pending lawsuits and all related disputes, and on February 11, 2003, a definitive settlement agreement was signed. In connection with settling these pending matters, the Company and Pappas Group also entered into a number of agreements that will govern their future relationship. These agreements include a new promissory note issued by Pappas Group in favor of the Company for US$128,000, a local marketing agreement governing, under certain circumstances, Azteca America's operation of its Los Angeles affiliate and a purchase option agreement that grants Azteca America the right, subject to receipt of all necessary approvals, to acquire all of the assets of its Los Angeles affiliate. In addition to these agreements, Pappas Group and the Company have modified their existing station affiliation agreements and entered into new station affiliation agreements.

NOTE 8 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

The Company had the following amounts due from and payable to related parties:

                                                                                         At December 31,
                                                                                --------------------------------

                                                                                    2001               2002
                                                                                -------------      -------------
Accounts receivable:

Operadora Unefon                                                                Ps     19,823      Ps    258,917
Grupo Cotsa                                                                           119,696
Azteca Holdings, S.A. de C.V.                                                         103,473            133,109
Biper, S.A. de C.V.                                                                     2,536             32,368
Corporacion RBS, S.A. de C.V.                                                           3,628              4,437
Compania Operadora de Teatros, S.A. de C.V. ("COTSA")                                  63,161
Radio Cel, S.A. de C.V.                                                                 9,463
RTC-Cines, S.A. de C.V.                                                                11,281
Corporacion de Comunicacion, S.A. de C.V.                                              45,688
Aerotaxis Metropolitanos, S.A. de C.V.                                                  5,050
Teleactivos, S.A. de C.V.                                                                                 16,389
Club Atletico Morelia, S.A. de C.V.                                                                       29,494
Others                                                                                 42,995              9,968
                                                                                -------------      -------------

                                                                                Ps    426,794      Ps    484,682
                                                                                =============      =============

Accounts payable:

Todito                                                                          Ps     24,307      Ps     56,355
Grupo Elektra                                                                          20,027             17,475
TV Cuscatleca                                                                           6,739              7,166
Teleactivos, S.A. de C.V.                                                               5,552
Club Atletico Morelia, S.A. de C.V.                                                     2,814
Others                                                                                  2,218                285
                                                                                -------------      -------------

                                                                                Ps     61,657      Ps     81,281
                                                                                =============      =============

Additionally, the Company has an account receivable with Pappas Southern California, LLC, related party, which is described in Note 7.

The principal transactions with related parties are as follows:

Advertising revenue

Revenue from airing advertising for related parties amounted to Ps199,485, Ps268,980 and Ps220,568 during the years ended December 31, 2000, 2001 and 2002, respectively.

Advertising contracts

In March 1996, the Company entered into a Television Advertising Time Agreement with Grupo Elektra under which Grupo Elektra (or any company in which Grupo Elektra has an equity interest) has the right to receive at least 300 advertising spots per week for a period of 10 years. Each spot has a duration of 20 seconds, and the aggregate amount of airtime is not to exceed 5,200 minutes annually. The spots are to run only in otherwise unsold airtime. In exchange for the television advertising airtime, the Company will receive US$1,500 per year. The agreement may not be terminated by the Company but may be terminated by Grupo Elektra, which may also transfer its rights under this agreement to third parties.

On May 2, 2001, the Company entered into another advertising agreement with Grupo Elektra for Ps54,500 (nominal). Pursuant to the agreement, Grupo Elektra had the right to air advertising spots on Channels 7 and 13 and their national networks from May 2, 2001 through December 31, 2001. At December 31, 2001 Grupo Elektra had fully utilized the right to air advertising spots under this agreement.

Effective September 30, 1996, the Company entered into a Television Advertising Time Agreement with Productora de Medios, S. A. de C. V. ("Productora") a former wholly-owned subsidiary of COTSA (the "COTSA Advertising Agreement"), under which COTSA or any of COTSA's subsidiaries had the right to 42 advertising spots per week on Channel 7 or 13 for a period of 10 years. Each spot for an average duration of 20 seconds, totaling 728 minutes annually, but only in otherwise unsold airtime. In exchange for the advertising time, COTSA agreed to pay the Company US$210 each year. The agreement may not be terminated by either party without the consent of the other party.

On November 15, 2001, Productora signed a number of agreements with third parties, by which Productora ceded its right to use the 7,280 airtime minutes pertaining to the COTSA Advertising Agreement.

Effective September 30, 1996, the Company entered into a Television Advertising Time Agreement with Dataflux (the "Dataflux Advertising Agreement") under which Dataflux or any of its subsidiaries has the right to 480 advertising spots per month on Channel 7 or 13 for a period of 10 years. Each spot is to have a duration of 30 seconds. The aggregate amount of airtime provided by the Company under this agreement is not to exceed 2,880 minutes annually, and the advertising spots shall run only in otherwise unsold airtime. In exchange for the advertising time, Dataflux has agreed to pay the Company US$831 annually, payable in advance each year. The Dataflux Advertising Agreement may not be terminated by the Company; however, it may be terminated by Dataflux at any time upon at least 90 days' notice.

In June 1998, the Company signed an advertising agreement with Unefon ("Unefon Advertising Agreement"), as amended. Under the terms of the Unefon Advertising Agreement, Unefon has the right to advertising spots on the Channels 13 and 7 networks, as well as any other open television channel operated or commercialized by the Company, either directly or indirectly through its affiliates or subsidiaries. The advertising spots that are the subject of the Unefon Advertising Agreement will total 120,000 GRPs (a GRP is a Gross Rating Point, which is the number of rating points for the broadcast of a 60-second commercial or proportional fraction thereof) over a ten-year period.

Each year during the term of the agreement, Unefon will be able to make use of up to 35,000 GRPs. Unefon must submit a request for air time, specifying dates and hours of show-time, to the Company in advance.

Unefon is obligated to make use of 100% of the GRPs over a period of ten years. Any balance remaining after ten years will be automatically cancelled and the Company will have no further obligations to Unefon. Unefon will pay the Company 3% of its gross revenues up to a maximum of US$200,000 for the advertising services in installments as advertising is aired. The Company records revenue under the terms of this agreement as the GRPs are consumed based on a rate schedule established in the agreement, which provides less expensive GRPs initially and more expensive GRPs over the term of the agreement. The original agreement provided that Unefon may defer making payments until the third year of the agreement, and Unefon must pay interest on any unpaid advertising aired, at the rate per annum of the average annual Costo Porcentual Promedio de Captacion, plus three basis points. However, during 2001 Unefon and the Company agreed to defer payments due in 2000, 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004, with the first payment due in June 2003. The deferred payments accrue interest at an annual rate of 12%. Beginning in 2003, Unefon's payments to the Company are due on a current basis. At December 31, 2002, the aggregate deferred payments equaled US$15,707 (including interest).

The Company's right to payment under the agreement is subject to compliance by Unefon with its payment obligations under the finance agreement with Nortel. Unefon's failure to pay advances will not be considered a default by Unefon under the agreement. However, the Company will be able to suspend provision of television services to Unefon after a year of Unefon's continued failure to pay.

On February 14, 2000, the Company, together with its subsidiary Grupo TV Azteca,
S. A. de C. V., signed an advertising, programming and services agreement with Todito. The total amount of the five-year agreement was US$100,000 and consisted of US$45,000 for advertising services, US$50,000 for programming content and US$5,000 corresponding to sales services.

Under the terms of this agreement, the Todito web site has the right to transmit announcements and advertising messages relating to the Todito Internet web page on the Azteca 13 and 7 networks, as well as on the satellite signal sent to other countries by the Company, during advertising spots that do not exceed an aggregate of 78,000 GRPs.

Todito is required to use the GRPs over a five year period and the Company must provide a minimum of 14,000 GRPs per year. For the years ended December 31, 2000, 2001 and 2002, the income from advertising services provided under this agreement amounted to Ps95,530, Ps69,654 and Ps68,409, respectively.

Todito also has the right to display on its web site news programs, telenovelas, sporting events, and other programming material displayed by the Company on its web sites ("tvazteca.com.mx" and "tvazteca.com").

The Company currently records the value of the content provided to Todito on a straight line basis over the life of the agreement. For the years ended December 31, 2000, 2001 and 2002, the Company recognized income of Ps81,786, Ps114,778 and Ps115,240, respectively, relating to programming content provided to Todito. Under the terms of the agreement, the Company cannot reassign the right to use and exploit the content obtained from the Company through other web pages on the internet to third parties.

The Company has also agreed to lend assistance, through its sales department, in promoting to its clients and to advertising agencies the advertising services that Todito will provide through its web site. For the years ended December 31, 2000, 2001 and 2002, the income from sales services provided under this agreement amounted to Ps5,356, Ps8,242 and Ps12,053, respectively.

Interest income

During the years ended December 31, 2000, 2001 and 2002, the Company extended short-term loans to certain related parties. Interest income under these arrangements amounted to Ps50,551, Ps117,847 and Ps97,767, respectively.

Donations

In the years ended December 31, 2000, 2001 and 2002, the Company made donations to a non-profit organization managed by a related party in the amounts of Ps113,093, Ps102,880 and Ps108,118, respectively. The related party has permission from tax authorities to collect donations and issue the corresponding receipts.

Loans granted to stockholder

On December 21, 2001, three loans were granted to Mr. Ricardo Salinas Pliego for an aggregate amount of US$3,067 with terms of one year. The loans granted in 2000 and in 2001 bore interest at the rate of 12%. per year These loans were repaid during 2002.

Building lease income

In May 1998, the Company signed a building lease agreement with Operadora Unefon, a wholly-owned subsidiary of Unefon. The lease has a term of ten years, starting June 1998, with a one-time right to renew for an additional ten years upon notice of at least 180 days prior to expiration. The rent under the lease is Ps2,072 a month, payable in advance each month. During the years ended December 31, 2000, 2001 and 2002, the aggregate lease income received by the Company amounted to Ps23,424, Ps25,400 and Ps25,536, respectively.

Recoverability of accounts receivable from related parties

The Company evaluates periodically, on an arm-length basis, the recoverability of accounts receivable. When it is determined that such accounts are not recoverable, they are charged to other expenses.

NOTE 9 - SHORT-TERM AND LONG-TERM BANK LOANS:

At December 31, 2001 and 2002, short-term loans for equipment financing amounted to Ps528,455 and Ps389,997, respectively, representing unsecured loans in U.S. dollars with Mexican and foreign banks, with an average annual interest rate of 9.12% and 7.41% at December 31, 2001 and 2002, respectively.

Long-term loans and senior notes at December 31, 2001 and 2002 are summarized as follows:

                                                               At December 31,
                                                     ------------------------------------
                                                          2001                  2002
                                                     --------------        --------------
Building and equipment financing                     Ps     386,791        Ps     105,274
Loans from American Tower Corporation ("ATC")             1,159,452             1,244,820
Less-current portion                                        (38,418)              (47,179)
                                                     --------------        --------------

Long-term bank loans                                 Ps   1,507,825        Ps   1,302,915
                                                     ==============        ==============

Guaranteed senior notes                              Ps   4,114,901        Ps   4,417,875
                                                     ==============        ==============

Total long-term bank loans and senior notes          Ps   5,622,726        Ps   5,720,790
                                                     ==============        ==============

Guaranteed Senior Notes

On February 5, 1997, the Company issued unsecured Series A and Series B Guaranteed Senior Notes (collectively, the "Notes") in the international markets in an amount of US$125,000, payable in the year 2004, at an interest rate of 10.125% per year and of US$300,000, payable in the year 2007, bearing an interest rate of 10.50% per year, respectively.

Interest on the Notes is payable semi-annually on February 15 and August 15 each year, commencing on August 15, 1997. Substantially all of the Company's subsidiaries have fully and unconditionally guaranteed the Notes on a joint and several basis. The guarantor subsidiaries are all wholly-owned subsidiaries of the Company. The direct and indirect non-guarantor subsidiaries of the Company are individually and in the aggregate inconsequential. The parent company is a non-operating holding company with no assets, liabilities or operations other than its investments in its subsidiaries.

Building and equipment financing

In 1995, the Company borrowed US$28,000 to finance the acquisition of equipment, of which approximately US$24,000 was guaranteed by the Export-Import Bank of the United States of America ("Exim Bank") on January 31, 1996. The Exim Bank guaranteed funds were comprised of two separate loans for approximately US$21,500 at an annual interest rate of LIBOR plus 2.25% and approximately US$2,700 at an annual interest rate of LIBOR plus 4.25% (6.17% and 4.19% during 2002). Both Exim Bank-guaranteed loans were payable in 14 semi-annual payments beginning in June 1996. At December 31, 2001 the Company had made payments totaling to US$18,400 and US$2,300, respectively. During 2002, the outstanding balance of both loans was repaid.

On September 18, 1997, the Company obtained a mortgage loan for the acquisition of an office building amounting to US$25,854 from Banco Bilbao Vizcaya, S. A. ("BBV"). The Company is required to pay BBV annual interest of 8.5%, payable on December 31 of each year beginning on December 31, 1997. Payment of the principal matures on November 30, 2003.

In March 1999, the Company entered into a US$30,200 long-term import credit facility with Standard Chartered Bank, as lender, and the Exim Bank, as guarantor. Under this credit facility, TV Azteca was permitted to borrow until May 2002 all or a portion of the US$30,200 by delivering promissory notes. The import credit facility was established to finance the Company's purchase of equipment manufactured in the U.S. In October 1999 and March 2000, the Company issued two promissory notes, one in the amount of US$12,200 due in October 2004, which accrues interest at a rate of 7.6% per year, and one in the amount of US$10,500 due in March 2005, which accrues interest at a rate of 8.45% per year. At December 31, 2001 and 2002, the aggregate outstanding amounts due under the outstanding promissory notes were US$14,095 and US$10,128, respectively.

Loans from ATC

On February 11, 2000, the Company entered into a long-term credit facility for up to US$119,800 with a Mexican subsidiary of ATC (the "ATC Long-Term Facility"). The ATC Long-Term Facility is comprised of a US$91,800 unsecured term loan and a US$28,000 working capital loan secured by certain of the Company's real estate properties. The interest rate on each of the loans is 12.877%. The Company's payment obligations under the ATC Long-Term Facility are guaranteed by three principal subsidiaries of the Company that also guarantee the Company's payment obligations under the Guaranteed Senior Notes. The initial term of the unsecured term loan under the ATC Long-Term Facility is 20 years, which term may be extended, so long as the Global Tower Project Agreement remains outstanding, for up to an additional 50 years. The term of the working capital loan matures in February 2004, but may be renewed annually for successive one-year periods so long as the Global Tower Project Agreement remains outstanding.

On February 11, 2000, the Company drew down US$71,800 of the unsecured term loan and the full US$28,000 under the working capital loan, and in June 2000, the Company drew down the remainder of the unsecured term loan. A portion of the proceeds under the ATC Long-Term Facility was used to repay the ATC Interim Facility in its entirety. The balance of the proceeds from the ATC Long-Term Facility was used for general corporate purposes of the Company and its subsidiaries. At December 31, 2001 and 2002, US$119,800 was outstanding under the ATC Long-Term Facility.

In February 2000, the Company, together with its subsidiary Television Azteca,
S. A. de C. V., entered into a 70-year Global Tower Project Agreement with a Mexican subsidiary of ATC regarding space not used by the Company in its operations on up to 190 of the Company's broadcast transmission towers. In consideration for the payment of a US$1,500 annual fee and for a loan of up to US$119,800 provided to the Company under the ATC Long-Term Facility, the Company granted ATC the right to market and lease the Company's unused tower space to third parties as well as to the Company's affiliates and to collect for ATC's account all revenue related thereto. The Company retains full title to the towers and remains responsible for the operation and maintenance thereof. The SCT approved the parties' agreement on February 10, 2000. After the expiration of the initial 20-year term of the ATC Long-Term Facility, the Company has the right to purchase from ATC at fair market value all or any portion of the revenues and assets related to the commercialization rights at any time upon the proportional repayment of the outstanding principal amount under the ATC Long-Term Facility.

Euro-Commercial Paper Program

On May 14, 1999, the Company entered into a US$75,000 Euro-Commercial Paper Program (the "ECP Program") with ABN-AMRO Bank, N.V., as the principal arranger and dealer. The size of the ECP Program was increased to US$130,000 in July 1999. Notes issued under the ECP Program are issued at a discount. The Company's payment obligations under the ECP Program are guaranteed by the principal subsidiaries of the Company that also guarantee the Company's payment obligations under the guaranteed senior notes. The maturity of the notes issued under the ECP Program may not be more than 365 days. At December 31, 2001, the aggregate principal amount of the notes outstanding under the ECP Program was US$20,063, which was paid in a series of installments ending in January 2002. At December 31, 2002, the amount of the notes outstanding under the ECP Program was US$5,094, which is payable in a series of installments ending in June 2003.

Commercial paper with Scotia Inverlat, S. A. ("Scotia")

On December 13, 2001, the Company issued two Ps158,550 commercial paper promissory notes to Scotia expiring on June 13, 2002 and December 6, 2002. These promissory notes, issued under the commercial paper program, were issued at a discount bearing interest rates of 12.20% and 12.40%, respectively. At December 31, 2001, the Company has utilized the entire commercial paper, which amounted to Ps287,770, net of the respective discount. The commercial paper promissory notes were repaid in 2002.

Maturity of long-term bank loans and senior notes is as follows:

            Year ending at December 31,                       Amount
            ---------------------------                  ---------------
                    2004                                 Ps    1,346,555
                    2005                                          10,915
                    2007                                       3,118,500
                    2008 and thereafter                        1,244,820
                                                         ---------------
            Total long-term bank loans
             and senior notes                            Ps    5,720,790
                                                         ===============

NOTE 10 - LABOR OBLIGATIONS:

Below is a summary of the main financial data of the Company's seniority premium plan:

                                                                           At December 31,
                                                                     --------------------------
                                                                        2001            2002
                                                                     ----------      ----------
Accumulated benefit obligation (same as accumulated liabilities)     Ps   3,391      Ps   3,407
Net projected liability                                                   2,665           2,669
                                                                     ----------      ----------

Intangible asset                                                     Ps     726      Ps     738
                                                                     ==========      ==========

Net cost for the year                                                Ps     643      Ps   1,612
                                                                     ==========      ==========

NOTE 11 - STOCKHOLDERS' EQUITY:

a. Capital stock

The capital stock of the Company was comprised of Series "A" shares, Series "D-A" shares and Series "D-L" shares. Holders of Series "A" shares are entitled to vote at general meetings of stockholders of the Company. Holders of the Series "D-A" shares and Series "D-L" shares are entitled to vote only in limited circumstances. Holders of Series "D-A" shares and Series "D-L" shares are entitled to a dividend premium and liquidation preference. The rights of holders of all series of capital stock are otherwise identical except for limitations on ownership of Series "A" shares and Series "D-A" shares by persons other than eligible Mexican holders. The Series "A" shares are not exchangeable for shares of any class or equity securities of the Company. The Series "D-A" shares will be converted for Series "A" shares upon the tenth anniversary of the creation of the CPO Trust and shall have the same characteristics as the currently outstanding Series "A" shares of the Company. The Series "D-L" shares will be converted into Series "L" shares upon the tenth anniversary of their original issuance. The Series "L" shares that shall be exchanged for Series "D-L" shares shall entitle its holders to vote only in limited circumstances.

The issued and outstanding capital stock of the Company as of January 1, 2000 consisted of 10,815,834 thousand shares of which 5,408,078 thousand were Series "A" shares, 2,703,878 thousand were Series "D-A" shares and 2,703,878 thousand were Series "D-L" shares. The number of authorized shares at January 1, 2000 consisted of 8,930,573 thousand shares of which 4,623,419 thousand were Series "A" shares, 2,153,577 thousand were Series "D-A" shares and 2,153,577 thousand were Series "D-L" shares.

As part of the Company's employee stock option plan, during 2000, 2001 and 2002, the employees exercised their right to buy shares through said plan. As a result, the Company issued 30,497 thousand shares, 31,215 thousand shares and 46,020 thousand shares, respectively, with a nominal value of Ps5,799, Ps5,542 and Ps7,759, respectively, which resulted in a premium on the issuance of shares of Ps21,417, Ps75,829 and Ps16,122, respectively.

During 2000, 2001 and 2002, the Company decreased its capital stock by Ps20,066, Ps6,717 and Ps18,883, respectively, through the repurchase of 107,370 thousand shares, 38,674 thousand shares and 111,349 thousand shares for Ps316,094, Ps43,172 and Ps169,879, respectively. In these years, the nominal value of the repurchased shares was charged to the capital stock and the difference to the reserve for the repurchase of shares.

During 2001 and 2002, the Company increased its capital stock by Ps19,066 and Ps14,066, respectively, for the sale of treasury shares of 107,804 thousand shares and 82,749 thousand shares, respectively. During 2001 and 2002, these shares had a replacement value of Ps162,439 and Ps136,523, respectively, which were credited to the capital stock at nominal value, and the difference was applied to the reserve for the repurchase of shares.

In an ordinary stockholders' meeting held on April 27, 2000, the stockholders agreed to pay a preferential dividend of Ps44,908 to the Series "D-A" and "D-L" stockholders. The dividend was paid in September 2000.

In April 2000, the Company and NBC-TVA Holding, Inc., a subsidiary of National Broadcasting Company ("NBC") ("NBC-TVA") entered into a subscription agreement pursuant to which NBC-TVA agreed to purchase from the Company 2 million ADSs (96 million shares) for

Ps285,564. As a result of this purchase, the Company increased the fixed portion of the capital stock by Ps18,217 plus Ps267,347 for a premium on share subscription. This increase was made by issuing the following shares:

                   Type of shares                         Number
                   --------------                         -------
                   Series "A"                             32,000
                   Series "D-A"                           32,000
                   Series "D-L"                           32,000

In an ordinary stockholders' meeting held on April 26, 2001, the stockholders agreed to pay a preferential dividend of Ps42,130 to the Series "D-A" and "D-L" stockholders. The dividend was paid in October 2001.

At the ordinary stockholders' meeting held on April 25, 2002, the stockholders agreed to apply the Company's income for 2001 amounting to Ps1,508,006 as follows:

..  Set aside Ps75,400 for the legal reserve, in accordance with the Mexican
   Corporations Law.

..  Set aside Ps39,966 for the payment of a preferential dividend to the Series
   "D-A" and "D-L" stockholders, which was paid in October 2002.

..  Transfer the reminder of the account of retained earnings.

The authorized, issued and paid-in capital stock of the Company at December 31, 2002 is as follows:

                           Authorized        Paid-in           Nominal          Restatement
Type of shares              shares           shares            amount            adjustment            Total
--------------           -------------    ------------     ---------------    ---------------     ---------------
                          (thousands)      (thousands)
Series "A"                   5,408,078       4,669,049     Ps      764,802    Ps      748,690     Ps    1,513,492
Series "D-A"                 2,703,878       2,199,208             360,235            253,084             613,319
Series "D-L"                 2,703,878       2,199,208             360,235            253,084             613,319
                         -------------    ------------     ---------------    ---------------     ---------------

                            10,815,834       9,067,465     Ps    1,485,272    Ps    1,254,858     Ps    2,740,130
                         =============    ============     ===============    ===============     ===============

b. Retained earnings

1. Legal reserve - The net income for the year is subject to the legal provision that requires that 5% of the profit of each year be applied to increase the legal reserve, until the latter equals a fifth of paid-in capital stock.

2. Tax regime for dividends - Dividends paid are not subject to income tax, provided they are paid out from the After Tax Earnings Account ("CUFIN"). The excess is subject to 34% income tax on the amount arrived at from multiplying the dividend paid by a factor of 1.5151 payable by the Company, which can be offset against the Company's tax liability of the three immediately following periods. Dividends paid are not subject to income tax withholding.

c. Employee stock option plan

In the fourth quarter of 1997, the Company adopted an employee stock option plan pursuant to which options were granted to all current permanent employees who were employed by the Company as of December 31, 1996. The exercise prices assigned to these options from 1997 to 2002 range from US$0.29 to US$0.39 per CPO with a more significant number of options being granted to the Company's senior management and key actors, presenters and creative personnel.

The options, which relate to an aggregate of 76 million CPOs, were granted in equal portions in respect of each employee's first five years of employment with the Company (whether prior to or after adoption of the plans), but these options may be cancelled, in the case employment years after 1996, if the Company's operating profit before deducting depreciation and amortization expenses in that year has not increased by at least 15% as compared to the previous fiscal year. An employee's options in respect of any employment year become exercisable five years later, unless the employee is no longer employed by the Company, in which case those options will be reassigned.

The options expire on the fifth anniversary of the date on which they become exercisable.

During each of 2000 and 2001, options with respect to 10 million CPOs and during 2002 options with respect to 15 million CPOs were exercised, respectively, under the general option plan, at a price of US$0.29, US$0.29 and US$0.29 per CPO, respectively.

The activity of employee stock option plans was as follows:

                                                          At December 31,
                                                        -------------------
Options                                                 2001          2002
-------                                                 -----         -----
                                                        (Millions of CPOs)
Granted (cumulative)                                      116           116
Exercised (cumulative)                                    (71)          (86)
                                                        -----         -----

Outstanding                                                45            30
                                                        =====         =====

Available to grant                                        124           124
                                                        =====         =====

Total authorized                                          240           240
                                                        =====         =====

d. NBC warrants

In May 1994, the Company and Radiotelevisora del Centro, S. A. entered into an agreement with NBC, in which the companies agreed to pay NBC, for the license of specific programs and advisory and other services, a total of US$7,000 over a three-year period ended June 30, 1997.

As additional consideration for the advisory and other services related to NBC's association, the Company provided NBC with the right to purchase Series "N-6" shares (non-voting) of the Company equal to up to 10% of all then fully diluted outstanding shares of the Company post-exercise (the "Warrants"). The total Warrant exercise price was US$120,000 before June 30, 1994, and accreted at 2.75% compounded quarterly thereafter until it reached US$160,000 at expiration of the Warrants. The Warrants were to be exercised, in whole or in part, from time to time until May 6, 1997. To the extent not exercised during that period, NBC had the right, during the sixty-day period after the expiration of the option period, to require the Company to purchase any unexercised portion of the Warrants for up to US$25,000 and had the right to collect the Warrant put price at any time during the option period if it was determined that the Warrants could not, as a legal matter, be exercised.

On April 3, 1997 NBC notified the Company that it would exercise its rights under the Warrants to purchase Series "N-6" shares of the Company, equivalent to 1% of its total right to purchase 10% of all the fully diluted outstanding shares of the Company for an amount of US$16,000 which was required to be paid on May 5, 1997. Subsequently, NBC advised the Company that the Company was required to purchase the unexercised portion of the warrant for US$22,500 and owed an additional US$5,552, the balance of the US$7,000 owed by the Company for unpaid programming as of May 6, 1997, plus accrued interest.

The agreement with NBC also provided that the Company was required to issue to NBC Series "N-6" shares in an amount equal to 1.5% of all the then fully diluted outstanding capital stock of the Company upon the first to occur of various events relating to the achievement of specific market share and capitalization levels through May 6, 2002.

On April 29, 1997, the Company filed a request for arbitration with the International Chamber of Commerce ("ICC") in Paris pursuant to the arbitration clauses in its agreements with NBC and NBC Europe. In its request, the Company sought the rescission of all of its agreements with NBC, including the cancellation of its outstanding programming purchase obligations, the cancellation of the warrants granted to NBC Europe, NBC's right to require the Company to repurchase the unexercised portion of the warrants, and the return of all amounts previously paid to NBC, on the grounds that NBC did not fulfill its obligations under its agreements with the Company.

On July 29, 1997, NBC and NBC Europe filed an amended answer and counterclaim to the Company's request for arbitration. NBC's principal new claim was that, notwithstanding the expiration of NBC Europe's warrant, NBC Europe should be given the right to exercise the entire unexercised portion of the warrant (representing the right to purchase 9% of the fully-diluted outstanding capital stock of the Company as of May 6, 1997) or, at NBC Europe's election, to recover lost profits based on the difference between the fair market value and the aggregate exercise price in respect of the unexercised portion of NBC Europe's warrant. NBC based this claim on the allegation that the Company misled NBC in order to dissuade NBC Europe from exercising its warrant in full. NBC also claimed that NBC Europe has been deprived of the value of an additional equity bonus of 0.5% of the fully-diluted outstanding capital stock of the Company to which NBC Europe would have been entitled had it exercised its warrants for more than 5% of the Company's outstanding stock, rather than for only 1%.

In February 2000, the Company and NBC commenced discussions regarding the possible settlement of all claims raised in the ICC arbitration proceeding. Based on the progress of those discussions, on March 21, 2000, the Company and NBC jointly notified the ICC tribunal that settlement discussions were taking place and requested that the ICC tribunal withhold any decision in the matter for a period of 30 days, unless the ICC tribunal was informed by either party within that 30-day period that settlement discussions had been abandoned. This 30-day period was extended through April 28, 2000.

On April 28, 2000, the Company and NBC entered into a binding settlement agreement. Pursuant to the settlement agreement, the arbitration proceeding before the ICC tribunal was terminated and all claims by the Company against NBC and NBC Europe, and all claims by NBC and NBC Europe against the Company, have been fully released and discharged. Under the terms of the settlement agreement, the Company paid NBC the sum of US$46,170 (Ps510,732) in cash. This settlement was recorded as an extraordinary item net of income tax.

NOTE 12 - TAX MATTERS:

During 2000, the Company commenced consolidating for tax purposes.

During the years ended December 31, 2000, 2001 and 2002, the Company and various subsidiaries had taxable income, which was partially offset against tax loss carryforwards. The benefit of the utilization of these tax loss carryforwards amounted to Ps68,997, Ps414,082 and Ps359,781 during the years ended December 31, 2000, 2001 and 2002, respectively.

An analysis of the principal differences between the income tax computed at the statutory rate and the Company's income tax provision for the years ended December 31, 2000, 2001 and 2002 is shown as follows:

                                                                              Year ended December 31,
                                                               ---------------------------------------------------
                                                                   2000              2001               2002
                                                               ------------     ---------------    ---------------
Income before provision for income tax and
 extraordinary item                                            Ps   698,726     Ps    1,517,143    Ps    1,273,968
                                                               ============     ===============    ===============

Income tax expense at statutory rate                           Ps   244,554     Ps      531,000    Ps      445,889
Effects of B-10 and inflationary components                         114,517              40,015             84,622
Amortization of TV concessions and goodwill                         (98,632)           (108,005)          (148,447)
Advertising advances                                                 61,015             303,788            195,178
Estimated cost point rating revenues                                (38,443)            (86,244)           (72,237)
Non-deductible stock dividends                                       22,946
Exhibition rights                                                    88,051             (53,033)           (64,194)
Depreciation                                                         28,557              46,223              7,994
Benefit on tax consolidation                                       (106,634)
Other                                                               (62,455)            (49,728)           175,134
Utilization of tax loss carryforwards                               (68,997)           (414,082)          (359,781)
                                                               ------------     ---------------    ---------------

Income tax expense - Net                                       Ps   184,479     Ps      209,934    Ps      264,158
                                                               ============     ===============    ===============

As a result of the amendments to the Income Tax Law approved on January 1, 2002, the income tax rate (35% in 2002) will be reduced by 1% annually beginning in 2003 until it reaches a nominal rate of 32% in 2005. This gradual decrease in the income tax will be taken into the deferred income tax of each year.

The principal temporary items that gave rise to the recording of deferred tax (assets) liabilities are summarized as follows:

                                                                           At December 31,
                                                               ---------------------------------------
                                                                     2001                   2002
                                                               ----------------        ---------------
Allowance for bad debts                                        Ps       (83,403)       Ps      (89,854)
Exhibition rights and inventories                                     1,051,138              1,267,703
Property, machinery and equipment - Net                                 361,044                352,079
Television concessions                                                1,000,928              1,490,324
Payment to Corporacion de Noticias e Informacion,
 S. A. de C. V.                                                         200,773                200,773
Cost related to the issuance of guaranteed senior notes                  98,189                 78,895
Advertising advances                                                   (576,218)            (1,090,081)
Tax loss carryforwards                                               (2,574,032)            (1,842,669)
Other                                                                  (328,919)              (292,070)
                                                               ----------------        ---------------

Tax base before valuation reserve                                      (850,500)                75,100

Applicable income tax rate                                                   35%                    34%
                                                               ----------------        ---------------

                                                                       (297,675)                25,534
Valuation reserve for tax loss carryforwards                            497,805
Deferred income tax asset recorded from the purchase
 of subsidiary                                                         (200,130)
                                                               ----------------        ---------------

Deferred income tax payable                                    Ps             -        Ps       25,534
                                                               ================        ===============

At December 31, 2001 and 2002, deferred income tax payable was analyzed as follows:

                                                                           At December 31,
                                                               ---------------------------------------
                                                                     2001                   2002
                                                               ----------------        ---------------
Deferred income tax payable at beginning of year               Ps       416,593        Ps            -
Less:
Deferred income tax asset recorded from the
 purchase of subsidiary                                                (200,130)
Deferred income tax (benefit) expense for the year                     (198,905)                25,534
Monetary gain related to deferred income tax
 liabilities for the year                                               (17,558)
                                                               ----------------        ---------------

Deferred income tax payable at end of year                     Ps             -        Ps       25,534
                                                               ================        ===============

At December 31, 2001, the Company incorporated a new wholly-owned subsidiary with tax loss carryforwards. Cumulative tax losses of the Company at December 31, 2002, and their expiration dates are as follows:

                     Expiration                       Tax
                        date                         losses
                     ----------                  --------------

                        2005                     Ps     405,252
                        2006                            147,101
                        2007                            228,148
                        2008                            735,649
                        2009                             40,361
                        2010                            139,963
                        2011                             16,920
                        2012                            129,275
                                                 --------------

                                                 Ps   1,842,669
                                                 ==============

Tax loss carryforwards can be restated by applying factors derived from NCPI from the year in which they arise to the first-half of the year in which they are amortized.

NOTE 13 - COMMITMENTS AND CONTINGENCIES:

Leases

The Company leases the use of satellite transponders. Total rent expense under such leases included in operating costs and expenses was Ps25,382, Ps26,288 and Ps41,236 during the years ended December 31, 2000, 2001 and 2002, respectively. Combined rental obligations under these agreements are US$200 per month. Each lease agreement expires in May 2005 but can be terminated by the supplier any time for justified cause upon 30 days' notice.

Other

The Company and its subsidiaries are parties to various legal actions and other claims in the ordinary course of their business. Management does not believe that any pending litigation against the Company will, individually or in the aggregate, have a material adverse effect on its results of operations or financial condition.

NOTE 14 - OTHER (EXPENSES) INCOME:

Below is a summary of the main items of other (expenses) income:

                                                                Year ended December 31,
                                                 -----------------------------------------------------
                                                      2000              2001                2002
                                                 --------------     ------------       ---------------
Equity in loss of affiliates                     Ps    (107,088)    Ps   (67,894)      Ps     (111,160)
Donations (See Note 8)                                 (113,093)        (102,880)             (108,118)
Miscellaneous expenses non-deductible for
 tax purposes                                           (29,886)          (6,527)              (17,754)
Legal advisory services (litigation expenses)           (69,137)         (79,747)              (31,998)
Amortization of installation charges                                                           (19,513)
Write-off of other accounts receivable                                                         (45,788)
Write-off of investments                                                                       (32,152)
Others                                                  (57,013)          13,197               (75,105)
                                                 --------------     -------------      ---------------

                                                 Ps    (376,217)    Ps  (243,851)      Ps     (441,588)
                                                 ==============     =============      ================

NOTE 15 - NEW ACCOUNTING PRONOUNCEMENTS:

The MIPA issued Statement C-9, "Liabilities, Provisions, Assets and Contingent Liabilities and Commitments" ("Statement C-9"), which went into effect of January 1, 2003. Statement C-9 establishes specific rules for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of assets and contingent liabilities, and for disclosure of commitments contracted. The Company does not expect the adoption of this statement will have a material impact on its consolidated financial statements.

The MIPA issued Statement C-15, "Impairment of Long-Lived Assets and Their Disposal" ("Statement C-15"), which will be effective as of January 1, 2004, although early adoption is recommended. Statement C-15 provides specific criteria in determining when there is an impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Statement C-15 established a methodology for calculating and recording losses arising from the impairment of assets and their reversal. Also, Statement C-15 provides presentation and disclosure requirements for assets whose value has been impaired and the disclosure in the case that there is subsequent reversal of the impairment. In addition, Statement C-15 provided guidance for the accounting, presentation and disclosure for discontinued operations. The Company is currently evaluating the impact that adoption of this statement will have on its consolidated financial statements.

NOTE 16 - SUBSEQUENT EVENTS:

Dispute between Unefon and Nortel

In January 2003, Nortel petitioned for the bankruptcy of Unefon before a Mexican court. In response, Unefon filed an action for relief (amparo) before a federal district court challenging Nortel's request. In April 2003, a Mexican federal district court ruled against Unefon with regard to its action for relief. However, in May 2003, Unefon appealed the Mexican court's decision. Unefon believes that Nortel's bankruptcy petition is insufficient under Mexican law and that it will therefore prevail in this proceeding. Note that the suspension granted by the federal district Court is and will be effective until this dispute is fully resolved. Upon the filing of Unefon's initial action for relief, the federal district court suspended Nortel's bankruptcy claim pending its analysis of the sufficiency of Nortel's petition, which suspension is still in effect.

Stockholder meeting

In an ordinary stockholders' meeting held on April 30, 2003, the Company's stockholders approved the following:

a. Application of the Company's income for 2002, which amounted to Ps984,511, as follows:

   . Setting aside 5% of the income for 2002 in order to increase the Company's legal reserve, as required by the Mexican Corporations Law.

   . Setting aside Ps36,023 for the payment of a preferential dividend to the Series "D-A" and "D-L" stockholders.

   . Transferring the remainder of the Company's income to the account of accumulated earnings.

b. Decreasing the variable portion of the capital stock by approximately US$140,000 through a pro rata distribution of the capital. Of this amount, US$125,000 will be paid on June 30, 2003 and the remaining US$15,000 will be paid on December 5, 2003.

c. Increasing the reserve for the repurchase of the Company's shares by Ps230,000, which reserve is limited to a maximum amount of Ps1,100,000.

NOTE 17 - RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO (MEXICAN GAAP) AND UNITED STATES OF AMERICA (US GAAP):

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, "Recognition of the Effects of Inflation on Financial Information" issued by the MIPA. The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to US GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and US GAAP are summarized in the following pages with an explanation, where appropriate, of the effects on consolidated results of operations and stockholders' equity. The various reconciling items are presented net of any price level gain (loss).

a. Reconciliation of consolidated results of operations:

                                                                                  Year ended December 31,
                                                                      --------------------------------------------
                                                          Sub note
                                                          reference      2000            2001              2002
                                                          ---------   ----------     -------------      ----------
   Majority net income under Mexican GAAP                             Ps 388,883     Ps  1,508,006      Ps 984,511
   Amortization of goodwill                                  i          (197,395)         (197,395)          2,499
   NBC warrant                                               ii           10,841
   NBC settlement agreement                                  ii          299,884
   Unefon advertising                                        iii         416,093           385,657         (99,588)
   Equity in loss of Unefon                                  iv         (235,172)         (546,546)       (358,418)
   Reversal of capitalized consent fee for Unefon rights
    and other expenses                                       v                            (115,223)         (6,037)
   Todito advertising, programming and services agreement    vi         (175,146)         (192,674)       (197,492)
   Equity in earnings of Todito                              vi           63,947            91,594          91,852
   Amortization of Todito goodwill                           vi           22,643            27,260          27,260
   Amortization of goodwill from Azteca Digital
    acquisition                                              vii           7,904             7,904           7,904
   Effect of fifth amendment to B-10                         viii       (273,441)         (192,386)        (67,160)
   Compensation expense from stock options                   ix         (113,964)          (35,296)        (61,733)
   Compensation expense for Unefon stock option plan         x                             (54,413)         (3,352)
   Deferred income tax                                       xi         (208,384)            4,593         261,106
   Reversal of capitalized internally produced
    programming                                              xiii                         (226,375)        (26,202)
   Financial instrument indexed to the Company's own
    stock                                                    xxii                                          (34,097)
                                                                      ----------     -------------      ----------

   Net income under US GAAP                                           Ps   6,693     Ps    464,706      Ps 521,053
                                                                      ==========     =============      ==========

   Basic and diluted (loss) income per share                 xx       Ps  (0.004)    Ps      0.047      Ps   0.053
                                                                      ==========     =============      ==========

   Basic weighted average number of common shares
    outstanding (in thousands)                                         8,966,752         9,025,274       9,057,444
                                                                      ==========     =============      ==========

b. Reconciliation of stockholders' equity:

                                                                                  Year ended December 31,
                                                                      ----------------------------------------------
                                                          Sub note
                                                          reference       2000            2001              2002
                                                          ---------   ------------   -------------      ------------
   Balance under Mexican GAAP                                         Ps 4,379,942   Ps  5,769,266      Ps 6,583,687
   Goodwill                                                  i             888,277         690,882           693,381
   NBC warrant                                               ii           (299,884)
   NBC settlement agreement                                  ii            299,884
   Unefon advertising                                        iii           416,093         801,750           702,162
   Unefon investment                                         iv            192,306        (353,268)         (598,789)
   Todito advertising, programming and services agreement    vi           (175,146)       (367,820)         (565,312)
   Amortization of Todito goodwill                           vi             22,643          49,903            77,163
   Equity in earnings of Todito                              vi             63,947         155,541           247,393
   Stockholders' equity of Azteca Digital reflecting
    effect of combination of companies under common
    control                                                  vii          (134,383)       (126,479)         (118,575)
   Effect of fifth amendment to B-10                         viii          308,323         316,834            97,261
   Deferred income taxes                                     xi           (340,297)       (335,704)          (74,598)
   Reversal of capitalized internally produced
    programming                                              xiii                         (226,375)         (252,577)
   Financial instrument indexed to the Company's own
    stock                                                    xxii                                            139,276
                                                                      ------------   -------------      ------------
   Balance under US GAAP                                              Ps 5,621,705   Ps  6,374,530      Ps 6,930,472
                                                                      ============   =============      ============

c. An analysis of the changes in stockholders' equity under US GAAP is as follows:

                                                                                  Year ended December 31,
                                                                      ----------------------------------------------
                                                          Sub note
                                                          reference       2000           2001               2002
                                                          ---------   ------------   -------------      ------------
   Balance at beginning of the year                                   Ps 5,198,570   Ps  5,621,705      Ps 6,374,530
   Net income                                                                6,693         464,706           521,053
   Preferred dividend                                                      (44,908)        (42,130)          (39,966)
   Paid-in capital for Unefon stock option plan              iv                             39,902           (35,168)
   Exercise of stock options                                                27,216          81,371            23,881
   Repurchase of shares                                                   (316,094)        (43,172)         (169,879)
   Sale of treasury shares                                                                 162,439           136,523
   Issuance of common stock                                                 18,217
   Premium on issuance of capital                                          267,347
   Effect relating to capital stock increase
    of Unefon, net of the loss from dilution                 iv            350,700
   Effects of fifth amendment to B-10                        vii           241,278         277,190            52,724
   Loss from holding non-monetary assets                     viii         (241,278)       (277,190)          (52,724)
   Compensation expense from stock options                   ix            113,964          35,296            61,733
   Compensation expense for Unefon stock option plan         x                              54,413            57,765
                                                                      ------------   -------------      ------------

   Balance at end of year                                             Ps 5,621,705   Ps  6,374,530      Ps 6,930,472
                                                                      ============   =============      ============

d. Significant differences between US GAAP and Mexican GAAP:

   i.    Goodwill

         At the effective date of the privatization in 1993 in connection with which the Company was formed, additional goodwill of Ps2,368,737 was recorded due to the deferred net income tax liability, relating primarily to the non-deductibility of the television concessions, required under US GAAP. Until December 31, 2001, the additional goodwill was being amortized over 12 years.

         For Mexican GAAP purposes, goodwill is being amortized under the straight-line method over a period of 20 years. For US GAAP purposes, until December 31, 2001, goodwill was being amortized over its estimated useful life, not to exceed twenty years. Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), where upon the Company no longer amortizes goodwill and other intangible assets with an indefinite life, such as television concessions. SFAS 142 requires the Company to test for goodwill and indefinite live intangibles annually, or more frequently if circumstances indicate a possible impairment exists.

         The Company performed goodwill impairment tests at the reporting unit level. The fair value of each reporting unit exceeded its carrying amount and goodwill related to each reporting unit is considered not impaired. The Company's impairment tests for the television concessions compared the carrying amounts of those assets to their fair values. The fair values of the television concessions exceeded their carrying amounts.

         The following table adjusts previously reported net income to exclude amortization expense recognized from goodwill and television concessions as if SFAS 142 had taken effect in 2000:

                                                                Year ended December 31,
                                                          ----------------------------------
                                                              2000                  2001

                                                          ------------         -------------
         Reported net income                              Ps     6,693         Ps    464,706
         Goodwill amortization                                 201,636               203,564
         Television concessions                                119,292               121,122
                                                          ------------         -------------

         Adjusted net income                              Ps   327,621         Ps    789,392
                                                          ============         =============

         Basic and diluted earnings per share:
         Reported net (loss) income                       Ps    (0.004)        Ps      0.047
         Goodwill amortization                                   0.022                 0.022
         Television concessions                                  0.013                 0.013
                                                          -------------        -------------

         Adjusted net income                              Ps     0.031         Ps      0.082
                                                          ============         =============

         Under US GAAP, the Company reversed Ps2,499 of goodwill amortization recognized under Mexican GAAP.

  ii.    Mandatory redeemable securities

         NBC warrant and bonus right

         Under US GAAP, the NBC warrant, discussed in Note 11d., would be considered a mandatory redeemable security and would have been initially recorded as temporary equity at its estimated fair value, at the date of the initial agreement, of Ps242,601, based on the present value of US$25 million payment that the Company would be required to pay NBC in the event NBC elected not to exercise the warrant, with a corresponding amount established as deferred operating costs representing the value of the technical advisory services to be provided by NBC at the date of the agreement. Under US GAAP, the Company would have amortized the deferred operating costs over the agreement period. However, at December 31, 1995, the Company wrote-off the unamortized deferred operating costs associated with the agreement, based on management's opinion that there were no future benefits to be derived under the terms of the agreement.

         Due to the nature of the Company's obligations with respect to the warrant, the related temporary equity would be considered a monetary liability under US GAAP. The foreign exchange losses, the accretion of the warrant obligation and monetary gains related to the warrant would be reflected in results of operations.

         The following table summarizes the accumulated deferred costs, accretion, exchange loss and gain on monetary position related to the NBC warrant:

                                              At December 31, 2000
                                              --------------------

         Deferred operating costs             Ps          (242,601)
         Accretion                                        (116,010)
         Exchange loss                                    (365,089)
         Gain on monetary position                         423,816
                                              --------------------

         Accumulated at end of year           Ps          (299,884)
                                              ====================

         The terms of the warrant agreement with NBC as discussed in Note 11d. required the Company to issue 1% of its outstanding shares to NBC upon attainment of the performance goals consisting of specified market share levels or the market capitalization of the Company of at least US$1,400 if a public offering of the Company's stock occurred prior to 1998 and US$1,800 if a public offering occurred after 1998. As a result of the initial public offering, the Company achieved a market capitalization in excess of US$2,000.

         As part of the arbitration proceedings with NBC, the Company requested the rescission of all its agreements with NBC including cancellation of warrants granted to NBC Europe and NBC's rights to require the Company to repurchase the unexercised portion of the warrants on the grounds that NBC did not fulfill its obligations under its agreements with the Company.

         Temporary equity

         An analysis of the changes in the temporary equity under US GAAP is as follows:

                                              Year ended December 31, 2000
                                              ----------------------------

         Balance at beginning of year         Ps                   310,725
         Foreign exchange loss, net of
          monetary gain of NBC warrant                             (10,841)
         NBC settlement agreement                                 (299,884)
                                              ----------------------------

         Balance at end of year               Ps                         -
                                              ============================

         As a result of the settlement reached with NBC in April 2000, as described in Note 11d., the Company paid NBC US$46,170 (Ps510,732) in cash as settlement for claims relating to the NBC warrants and bonus right.

         Under Mexican GAAP, the settlement paid to NBC was charged against results of operations as an extraordinary item. The excess over the amount recorded as temporary equity (Ps210,848) would be charged against results of operations during the year ended December 31, 2000. Under US GAAP, however, the net charge would not be reflected as an extraordinary item.

  iii.   Unefon advertising advance

         The Company recorded the advertising contract signed with Unefon (see
         Note 8) in a manner similar to other advertising contracts that the Company has entered into with related and third parties. See Note 2q.

         The Unefon advertising contract is a long-term contract which originated a long-term account receivable and an advertising advance for the same amount at inception. At December 31, 2001 and 2002, the long-term unbilled accounts receivable from Unefon was Ps2,258,381 and Ps2,167,340, respectively. For US GAAP purposes, this long-term contract represents an obligation to provide services in the future that would not be recorded on the balance sheet, and consequently, both the receivable (except for amounts relating to services provided) and the advertising advance would not be recorded under US GAAP. Under Mexican inflation accounting rules, the accounts receivable are US dollar denominated items that expose the Company to exchange gains and losses as well as to monetary losses. The advertising advances related to the Unefon advertising contract are considered non-monetary items under Mexican GAAP and are restated for the effects of inflation.

         Revenues recognized under Mexican GAAP are based on the indexed value of the advances recorded as the GRPs are consumed based on a rate schedule established in the contract. For US GAAP purposes, revenues would be recognized based on the average cost per GRPs as the GRPs are consumed.

         The following tables illustrate the differences between Mexican and US GAAP in the method of accounting for the advertising contract with
         Unefon:

                                                        Year ended December 31, 2000
                                            -----------------------------------------------------

                                                Mexican               US
                                                 GAAP                GAAP            Difference
                                            ----------------    ---------------    --------------
         Long term receivable from Unefon   Ps     2,123,149    Ps      226,321    Ps  (1,896,828)
         Unefon advertising advance               (2,312,921)                           2,312,921
                                            ----------------    ---------------    --------------

         Net (liabilities) assets           Ps      (189,772)   Ps      226,321    Ps     416,093
                                            ================    ===============    ==============

         Revenues                           Ps         9,521    Ps      237,576    Ps     228,055
         Exchange (loss) gain                        (12,725)            (2,117)           10,608
         Monetary (loss) gain                       (186,568)            (9,138)          177,430
                                            ----------------    ---------------    --------------

         Total                              Ps      (189,772)   Ps      226,321    Ps     416,093
                                            ================    ===============    ==============

                                                         Year ended December 31, 2001
                                            -----------------------------------------------------

                                                 Mexican              US
                                                  GAAP               GAAP           Difference
                                             ----------------    ---------------    --------------
         Long term receivable from Unefon   Ps     1,931,139    Ps      474,508    Ps  (1,456,631)
         Unefon advertising advance               (2,258,381)                           2,258,381
                                            ----------------    ---------------    --------------

         Net (liabilities) assets           Ps      (327,242)   Ps      474,508    Ps     801,750
                                            ================    ===============    ==============

         Cumulative:
         Revenues                           Ps        75,844    Ps      528,926    Ps     453,082
         Exchange (loss) gain                       (121,555)           (29,869)           91,686
         Monetary (loss) gain                       (281,531)           (24,549)          256,982
                                            ----------------    ---------------    --------------

         Total                              Ps      (327,242)   Ps      474,508    Ps     801,750
                                            ================    ===============    ==============

                                                         Year ended December 31, 2002
                                            -----------------------------------------------------

                                                Mexican               US
                                                 GAAP                GAAP           Difference
                                            ----------------    ---------------    --------------
         Long term receivable from Unefon   Ps     2,076,000    Ps      610,822    Ps  (1,465,178)
         Unefon advertising advance               (2,167,340)                           2,167,340
                                            ----------------    ---------------    --------------

         Net (liabilities) assets           Ps       (91,340)   Ps      610,822    Ps     702,162
                                            ================    ===============    ==============

         Cumulative:
         Revenues                           Ps       167,542    Ps      626,800    Ps     459,258
         Exchange gain (loss)                        132,841             39,427           (93,414)
         Monetary (loss) gain                       (391,723)           (55,405)          336,318
                                            ----------------    ---------------    --------------

         Total                              Ps       (91,340)   Ps      610,822    Ps     702,162
                                            ================    ===============    ==============

  iv.    Unefon investment

         The Company acquired a 50% interest in Unefon on October 28, 1999. Unefon commenced operations in February 2000. The Company's share of the stockholders' equity of Unefon at the date of acquisition under US GAAP was Ps105,991 greater than the amount recorded under Mexican GAAP due to the capitalized monetary gain net of the pre-operating expenses. This excess would result in an increase in the Company's stockholders' equity under US GAAP since this was an acquisition of an entity under common control and the difference between the book value acquired and the amount paid would be considered as an additional contribution from the stockholder.

         As a result of the Rights granted to the Company's stockholders in October 2000, the Company stopped recognizing its participation in the losses of Unefon. Under US GAAP, the Company would continue to recognize its participation in the losses of Unefon until such Rights are exercised.

         The Company's share of Unefon's net loss for the years ended December 31, 2000, 2001 and 2002 under US GAAP were Ps329,630, Ps546,546 and
         Ps358,418 compared to Ps94,458, zero and zero under Mexican GAAP, respectively. The principal differences were due to pre-operating expenses, advertising expenses, revenue recognition, recognition of the participation in the losses mentioned in the preceding paragraph and capitalized interest and monetary gain.

         During 2000, Unefon completed an initial public offering. Net proceeds received from the offering amounted to Ps991,900. As a result of the offering, the Company's participation in Unefon decreased from 50% to 46.5%. The increase in Unefon's stockholders' equity would increase the Company's investment in Unefon with a corresponding increase in stockholders' equity under US GAAP of Ps350,700.

         The following table illustrates the differences between Mexican and US GAAP in the method of accounting for the Company's investment in Unefon.

                                                                                       At December 31,
                                                                            ------------------------------------
                                                                                  2001                 2002
                                                                            ----------------      --------------
         Investment in Unefon under Mexican GAAP                            Ps     1,848,485      Ps   1,755,942
                                                                            ----------------      --------------

         Equity in loss                                                             (789,446)         (1,147,864)
         Acquisition - excess basis                                                  105,991             105,991
         Reversal of capitalized consent fee for Unefon rights
          and other expenses                                                        (115,223)           (121,260)
         Paid-in capital for Unefon stock option plan                                 39,902              57,245
         Effect relating to capital stock increase of Unefon,
          net of the loss from the dilution                                          350,700             350,700
         Reversal of loss from holding non-monetary
          assets for Unefon investment                                                54,808             156,399
                                                                            ----------------      --------------

                                                                                    (353,268)           (598,789)
                                                                            ----------------      --------------

         Investment in Unefon under US GAAP                                 Ps     1,495,217      Ps   1,157,153
                                                                            ================      ==============

         Summarized financial information at December 31, 2000, 2001 and 2002 and the years then ended for Unefon, stated in Mexican pesos, is as follows:

                                                          At and for the year ended December 31,
                                 -----------------------------------------------------------------------------------------

                                            Under Mexican GAAP                               Under US GAAP
                                 ------------------------------------------   --------------------------------------------

                                     2000          2001           2002            2000            2001            2002
                                 -----------   ------------   -------------   ------------   -------------   -------------
         Current assets                        Ps   715,975   Ps    987,066                  Ps  1,125,736   Ps  1,024,460
         Non-current assets                       8,452,660       8,042,853                      8,773,292       8,525,591
         Current liabilities                      1,555,127       2,297,461                      1,852,819       2,525,850
         Non-current liabilities                  4,284,193       4,268,920                      4,830,688       4,535,699
         Stockholders' equity                     3,329,315       2,463,538                      3,215,521       2,488,502

         Net revenues            Ps  317,822      1,748,787       3,038,749   Ps   216,330       1,560,156       3,067,633
         Gross margin               (311,415)      (859,768)        (73,665)       802,017      (1,024,916)         (7,889)
         Net loss                   (339,462)    (1,112,668)       (871,762)      (659,259)     (1,175,368)       (770,792)

  v. Reversal of capitalized consent fee for Unefon rights and other expenses

         As discussed in Note 7, the Company's Board of Directors granted rights to certain stockholders of the Company to acquire a pro-rata share of the Unefon shares currently owned by the Company. The Rights to acquire the Unefon shares were subject to the receipt of consents from the Holders of the TV Azteca Notes and Azteca Holdings Senior Secured Notes 2002, which were obtained on March 27, 2001, the receipt of regulatory approvals and third parties approvals, including the approval of Nortel. In addition, the Rights are subject to the filing and effectiveness of a registration statement with the U.S. Securities and Exchange Commission that registers the Unefon shares underlying the Rights.

         On March 27, 2001, the Company paid a fee totaling Ps115,223 to certain holders of the TV Azteca Notes to obtain the required consent for the grant of the rights to acquire a pro-rata share of the Unefon shares owned by the Company. Under Mexican GAAP, the Company capitalized the consent fee as part of its total investment in Unefon. Under US GAAP, this consent fee would be recognized in earnings during the year.

         During 2002, for Mexican GAAP purposes, the Company capitalized expenses for an amount of Ps6,037 related to a proposed spin-off of its investment in Unefon mentioned in Note 7. For US GAAP purposes, this amount was recognized in earnings during the year.

  vi.    Todito investment

         For Mexican GAAP purposes, the investment in Todito (see Note 7) was accounted for as a purchase and generated goodwill of Ps543,370. Goodwill amortization recorded under Mexican GAAP during the years ended December 31, 2000, 2001 and 2002 amounted to Ps22,643, Ps27,260 and Ps27,260, respectively. Prior to the Company's investment, Todito was a wholly-owned subsidiary of Dataflux, S. A. de C. V., a company controlled by the brother of Mr. Salinas Pliego. Under US GAAP, the Company's investment in Todito would be accounted for as a transaction between companies under common control and would be recorded based on the historical cost of the advertising, programming and sales services provided to Todito when such services are provided. Under US GAAP, there was no cost to the Company associated with providing the programming to Todito for the years ended December 31, 2000, 2001 and 2002. The cost of providing advertising and sales services were Ps2,170 and Ps5,356 during the year ended December 31, 2000, respectively. Furthermore, there was no cost to the Company associated with providing the advertising and sales services during the years ended December 31, 2001 and 2002.

         Revenues related to the advertising provided to Todito under the terms of the agreement are recognized under Mexican GAAP when the advertising is utilized based on the peso equivalent amount of the advertising at the date of the agreement, indexed for the effects of inflation. Revenues related to the content and sales services provided to Todito under the terms of the agreement are recognized under Mexican GAAP on a straight line basis over the life of the agreement based on the peso equivalent amount of the programming and services at the date of the agreement indexed for the effects of inflation.

         Revenues recognized in connection with the Todito agreement under Mexican and US GAAP were as follows:

                                                                         Year ended December 31, 2000
                                                               ----------------------------------------------

                                                                   Mexican           US
                                                                    GAAP            GAAP         Difference
                                                               ---------------  -------------  --------------
         Revenues recognized for:
         Advertising                                           Ps       95,530  Ps      2,170  Ps     (93,360)
         Programming                                                    81,786                        (81,786)
         Services                                                        5,356          5,356               -
                                                               ---------------  -------------  --------------

                                                               Ps      182,672  Ps      7,526  Ps    (175,146)
                                                               ===============  =============  ==============

                                                                        Year ended December 31, 2001
                                                               ----------------------------------------------

                                                                   Mexican            US
                                                                    GAAP             GAAP        Difference
                                                               ---------------  -------------  --------------
         Cumulative revenues recognized for:
         Advertising                                           Ps      165,184  Ps      2,170  Ps    (163,014)
         Programming                                                   196,564                       (196,564)
         Services                                                       13,598          5,356          (8,242)
                                                               ---------------  -------------  --------------

                                                               Ps      375,346  Ps      7,526  Ps    (367,820)
                                                               ===============  =============  ==============

                                                                        Year ended December 31, 2002
                                                               ----------------------------------------------

                                                                   Mexican            US
                                                                    GAAP             GAAP        Difference
                                                               ---------------  -------------  --------------
         Cumulative revenues recognized for:
         Advertising                                           Ps      233,593  Ps      2,170  Ps    (231,423)
         Programming                                                   313,594                       (313,594)
         Services                                                       25,651          5,356         (20,295)
                                                               ---------------  -------------  --------------

                                                               Ps      572,838  Ps      7,526  Ps    (565,312)
                                                               ===============  =============  ==============

         The following table illustrates the differences between Mexican and US GAAP in the method of accounting for the Company's investment in
         Todito:

                                          At December 31, 2000      At December 31, 2001      At December 31, 2002
                                       -------------------------  ------------------------  ------------------------

                                        Investment    Goodwill     Investment   Goodwill     Investment   Goodwill
                                         in Todito    in Todito    in Todito    in Todito    in Todito    in Todito
                                       ------------  -----------  -----------  -----------  -----------  -----------
         Amounts under Mexican GAAP    Ps   482,491  Ps  520,727  Ps  397,883  Ps  493,467  Ps  319,986  Ps  466,207
         Reverse investment in Todito      (543,430)    (543,370)    (539,901)    (543,370)    (538,103)    (543,370)
         Equity in earnings                  63,947                   155,541                   247,393
         Amortization of goodwill                         22,643                    49,903                    77,163
                                       ------------  -----------  -----------  -----------  -----------  -----------

         Amounts under US GAAP         Ps     3,008  Ps        -  Ps   13,523  Ps        -  Ps   29,276  Ps        -
                                       ============  ===========  ===========  ===========  ===========  ===========

         Under US GAAP, the Company's share of Todito's net (loss) earnings for the years ended December 31, 2000, 2001 and 2002 were (Ps53), Ps6,051 and Ps14,003, respectively, compared to a net loss of Ps64,000, Ps85,543 and Ps77,849, respectively, under Mexican GAAP. The difference is due to the pre-operating expenses and the cost of advertising and programming services provided by the Company that have been capitalized and expensed for Mexican GAAP purposes, respectively.

  vii.   Acquisition of Azteca Digital

         The Company acquired Azteca Digital, S. A. de C. V. on December 31, 1997. Under Mexican GAAP, this acquisition was accounted by the purchase method; however, under US GAAP, this acquisition is considered to be of a company under common control and accordingly, it would have been accounted for retroactively in a manner having a similar effect as a pooling of interests. The annual goodwill amortization relating to the Azteca Digital acquisition under Mexican GAAP in 2000, 2001 and 2002 amounted to Ps7,904.

  viii.  Effects of fifth amendment to Statement B-10

         As mentioned in Note 2a., the Company restates its exhibition rights and equipment of foreign origin based on the devaluation of the Mexican peso against the foreign currencies of, and by applying inflation factors of the countries in which they originate. This methodology does not comply with Rule 3-20 of the SEC's Regulation S-X for presenting price level financial statements, and consequently the Company has determined the effects on exhibition rights and equipment of foreign origin and current year depreciation and amortization and reflected them in its results of operations and financial position under US GAAP.

  ix.    Employee stock option plans

         The granting of stock options in the fourth quarter of 1997 by the Company at exercise prices below the then current market prices of CPOs would result in non-cash compensation cost under US GAAP of approximately Ps113,964, Ps35,296 and Ps61,733 for 2000, 2001 and 2002,
         respectively, as determined under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". The majority of the options granted were pursuant to plans which would be considered variable plans under US GAAP, since the number of shares exercisable is contingent upon the Company achieving specified financial goals and employees' performance. The Company expects to record non-cash compensation expense in future periods in connection with these plans.

         Had compensation cost for the Company's employees stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock Based Compensation", the Company's compensation expense would have been Ps40,510, Ps17,869 and Ps7,550 for 2000, 2001 and 2002, respectively, and the net income and net income per share would have been reduced to the pro forma amounts indicated as follows:

                                                             Year ended December 31,
                                                -------------------------------------------------

                                                   2000               2001               2002
                                                -----------       ------------       ------------
         Net income as reported                 Ps    6,693       Ps   464,706       Ps   521,053
                                                ===========       ============       ============

         Net income pro forma                   Ps   80,147       Ps   482,133       Ps   575,236
                                                ===========       ============       ============

         Net income per share as reported       Ps    0.001       Ps     0.051       Ps     0.057
                                                ===========       ============       ============

         Net income per share pro forma         Ps    0.008       Ps     0.053       Ps     0.063
                                                ===========       ============       ============

         The effect on net income and net income per share is not expected to be indicative of the effects in future years. The fair value of each option granted is estimated on the date of grant using the weighted average of the Black-Scholes option pricing model and simple binomial model with the following assumptions:

                                                       Year ended December 31,
                                                   -------------------------------

                                                     2000      2001          2002
                                                   -------     -------     -------
         Expected volatility                         0.353       0.391       0.423
         Risk-free interest rate                        18%         10%          8%
         Expected life of options (in years)             5           5           5
         Expected dividend yield                        10%         10%         10%

         The Black-Scholes option valuation model and simple binomial model were developed for use in estimating the fair value of traded options. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The following table summarizes activity under the Company's stock option plans during the years ended December 31, 2000, 2001 and 2002:

                                                  Number of options    Weighted-average
                                                 (thousands of CPOs)    exercise price
                                                 -------------------   ----------------
         Outstanding at January 1, 2000                       68,712               0.32

         Granted                                               1,886               0.29
         Exercised                                           (15,652)              0.29
                                                 -------------------

         Outstanding at December 31, 2000                     54,946               0.32

         Granted                                                                   0.29
         Exercised                                           (10,405)              0.29
                                                 -------------------

         Outstanding at December 31, 2001                     44,541

         Granted                                                   -               0.29
         Exercised                                           (15,340)              0.29
                                                 -------------------

         Outstanding at December 31, 2002                     29,201
                                                 ===================

         Outstanding options exercisable at
         December 31,

         2000                                                 14,000               0.32
                                                 ===================

         2001                                                 18,651               0.32
                                                 ===================

         2002                                                 18,297               0.32
                                                 ===================

  x.     Compensation expense for Unefon stock option plan

         On November 15, 2000, the Board of Directors of Unefon initiated a stock option plan (the "Unefon Stock Option Plan") for its employees and stockholders. Pursuant to the Unefon Stock Option Plan, the Company has the right to receive or designate the beneficiaries of the option to purchase 120,152,229 shares at US$0.1507 per share. The Unefon Stock Option Plan has a vesting period of five years as follows: 10% during 2001, 10% during 2002, 20% during 2003, 30% during 2004, and 30% during
         2005. The Company designated certain employees as the sole beneficiaries of the Unefon Stock Option Plan.

         Under US GAAP, the Company would recognize as compensation expense the vested options since the Company is designating certain employees as the sole beneficiaries of the Unefon Stock Option Plan. At December 31, 2001 and 2002, the Company recognized Ps54,413 and Ps3,352, respectively, as compensation expense related to the Stock Option Plan.

  xi.    Deferred income tax

         As stated in Note 2n., income tax expense was recorded under Mexican GAAP through December 31, 1999 following inter-period allocation procedures under the partial liability method. Under this method, deferred income tax is recognized only in respect of identifiable, non-recurring timing differences between taxable and book income. This substantially eliminated all deferred taxes under Mexican GAAP. Also, under Mexican GAAP through December 31, 1999 the benefit from utilizing tax loss carry-forwards and asset tax credits was not recognized until utilized, at which time it was presented as an extraordinary item. This substantially eliminated all deferred taxes under Mexican GAAP. Effective January 1, 2000, the Company adopted the provisions of Revised Statement D-4 "Accounting Treatment of Income Tax, Assets Tax and Employees' Profit Sharing". Under this method, deferred tax assets or liabilities are recognized for all differences between the book value and the tax value of assets and liabilities. The cumulative effect of adopting Statement D-4 as of January 1, 2000 was a net deferred tax liability of Ps693,526, which was charged directly to stockholders' equity.

         There would be no effect of adoption Revised Statement D-4 under US GAAP relating to the Company's investment in Unefon.

         Under US GAAP, the Company follows SFAS No. 109 "Accounting for Income Taxes" ("SFAS 109"). This statement requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carry-forwards, (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Under this method, deferred tax is recognized with respect to all temporary differences, and the benefit from utilizing tax loss carry-forwards and asset tax credits is recognized in the year in which the loss or credits arise (subject to a valuation allowance with respect to any tax benefits not expected to be realized). The subsequent realization of this benefit does not affect income.

         The temporary differences under SFAS 109 are determined based on the difference between the indexed tax basis amount of the asset or liability and the related stated amount reported in the financial statements. Except as indicated in the following paragraph the deferred tax expense or benefit should be calculated as the difference between:
         (a) deferred tax assets and liabilities reported at the end of the current year determined as indicated above, and (b) deferred tax assets and liabilities reported at the end of the prior year, remeasured to units of current general purchasing power at the end of the current period.

         Gains and losses from holding non-monetary assets are recorded in stockholders' equity. It is the Company's policy to reflect in results of operations the deferred income taxes that arise as a result of such gains (losses) from holding non-monetary assets. The significant components of income tax expense (benefit) under US GAAP were as follows:

                                                       Year ended December 31,
                                         --------------------------------------------------

                                             2000               2001               2002
                                         ------------       ------------       ------------
         Current                         Ps     9,677       Ps   209,934       Ps   264,158
         Deferred                             (68,549)          (221,058)          (235,572)
                                         ------------       ------------       ------------

         Total (benefit) expense         Ps   (58,872)      Ps   (11,124)      Ps    28,586
                                         ============       ============       ============

         The following items represent the principal differences between income tax computed under US GAAP at the statutory rate and the Company's provision for income tax in each period:

                                                                                Year ended December 31,
                                                                 --------------------------------------------------

                                                                       2000            2001               2002
                                                                 -------------      ------------      -------------
         (Loss) income before income tax
         benefit                                                 Ps    (52,179)     Ps   453,582      Ps    549,639
                                                                 =============      ============      =============

         Income tax (benefit) expense at statutory rate          Ps    (18,263)     Ps   158,754      Ps    192,374
         Non-deductible stock dividends                                 22,946
         Effects of inflationary components                            117,716            10,149             44,800
         Miscellaneous expenses non-deductible
          for tax purposes                                              24,805            14,811             66,697
         Benefit of tax consolidation                                 (106,634)         (120,284)          (147,597)
         Other                                                         (99,442)          (74,554)          (127,688)
                                                                 -------------      ------------      -------------

         Net income tax benefit                                  Ps    (58,872)     Ps   (11,124)     Ps     28,586
                                                                 =============      ============      =============

         During 1999, the Company and its external legal and tax advisers evaluated the deductibility of the concession rights and concluded that such rights are deductible for tax purposes, over the period granted by such concessions. Based on this conclusion and a confirmation received from the Mexican tax authorities in March 2000, the Company adjusted the previously recorded deferred tax liability.

         The income tax effects of significant items comprising the Company's net deferred tax assets and liabilities under US GAAP are as follows:

                                                                               At December 31,
                                                           --------------------------------------------------------

                                                                2000                  2001                 2002
                                                           --------------        --------------       -------------
         Deferred income tax assets:
         ---------------------------

         Current
         Advertising advances and other                    Ps     212,183        Ps      68,531       Ps    245,028
                                                           --------------        --------------       -------------

         Non-current
         Tax loss carryforwards and other                         143,767               900,910             626,507
         Deferred income tax asset recorded
          from the purchase of subsidiary                                               200,130
         Valuation reserve for tax loss
          carryforwards                                                                (497,805)
                                                           --------------        --------------       -------------

         Total non-current                                        143,767               603,235             626,507
                                                           --------------        --------------       -------------

                                                                  355,950               671,766             871,535
                                                           --------------        --------------       -------------
         Deferred income tax liability:
         ------------------------------

         Current
         Inventories and provisions                              (513,588)             (306,054)           (201,053)
                                                           --------------        --------------       -------------

         Non-current
         Television concessions                                  (210,547)             (350,325)           (506,710)
         Property, machinery and equipment
          and other                                              (388,705)             (351,091)           (263,904)
                                                           --------------        --------------       -------------

         Total non-current                                       (599,252)             (701,416)           (770,614)
                                                           --------------        --------------       -------------

                                                               (1,112,840)           (1,007,470)           (971,667)
                                                           --------------        --------------       -------------
         Net deferred tax liabilities:
         Under US GAAP                                           (756,890)             (335,704)           (100,132)
         Under Mexican GAAP                                      (416,593)                                  (25,534)
                                                           --------------        --------------       -------------

         US GAAP adjustment                                Ps    (340,297)       Ps    (335,704)      Ps    (74,598)
                                                           ==============        ==============       =============

         The difference between net deferred tax liabilities under Mexican and US GAAP at December 31, 2002, 2001 and 2002, relates primarily to the effects of the Fifth Amendment to Statement B-10, the cancellations of the deferred tax asset related to the option for sale of an affiliate and the amortization of the goodwill of Azteca Digital.

         During the year ended December 31, 2001, the Company acquired a company with tax loss carryforwards. Under Mexican and US GAAP, the Company recorded a tax asset of Ps939,616 and an income tax benefit of Ps328,865.

  xii.   Exhibition rights

         Under US GAAP, a license agreement for program material is reported as an asset and a liability, when the license period begins and all of the following conditions are met: the cost of each program is known or reasonably determinable, the program material has been accepted by the license and the program is available for its first showing or telecast. Under Mexican GAAP, the rights acquired and obligations incurred are recorded when the license agreements are signed. At December 31, 2000, 2001 and 2002, Ps195,413, Ps382,332 and Ps363,341, respectively, of deferred exhibition rights would not be recorded under US GAAP, since the related program material was not yet available to the Company. Since the Company's obligations under the license agreements and the deferred exhibition rights are considered monetary and non-monetary items, respectively, under the Mexican inflation accounting rules, the early recognition of the Company's obligations, prior to the period in which the program material is available for its first showing, overstates the monetary gain and exchange losses related to these obligations under US GAAP. However, since the obligations are US dollar denominated, the net effect of the related exchange losses and monetary gains, under US GAAP, are immaterial during the periods presented.

  xiii.  Production costs of internally produced programming

         Under Mexican GAAP, the Company expensed production costs of internally produced programming when the programs are initially aired, except in the case of telenovelas, where some of the production costs are amortized over a period of four-years based on estimates of secondary market revenue.

         Under US GAAP, on January 1, 2001, the Company adopted the American Institute of Certified Public Accountants Statement of Position No. 00-2, "Accounting by Producers and Distributors of Films" ("SOP 00-2"), which replaced SFAS No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films". SOP 00-2 provides that film costs should be accounted for under an inventory model and discusses various topics such as revenue recognition and accounting for exploitation costs and impairment assessment. In addition, SOP 00-2 establishes criteria for which revenues should be included in the Company's ultimate revenue projections. As discussed in Note 7, during 2001 and 2002, the Company renegotiated its contract with Azteca America. Pursuant to SOP 00-2, given its limited experience with Azteca America, at December 31, 2001 and 2002, the Company reversed capitalized production costs of internally produced programming totaling Ps226,375 and Ps252,577, respectively.

  xiv.   Cash and marketable securities

         Under Mexican GAAP, temporary investments and marketable securities, expected to be held less than one year, are considered to be cash equivalents. Under US GAAP, temporary investments and marketable securities with original maturities greater than 90 days but less than one year are considered to be short-term investments and, accordingly, are shown separately from cash in the balance sheet and cash flow statement. As of December 31, 2002, the Company reclassified Ps307,814 as short-term investments.

  xv.    Revenue recognition

         Under Mexican GAAP revenues from advertisers are presented net of sales commissions paid. Under US GAAP, revenues are presented based on the gross amount billed to the customers and sales commission paid are presented as cost of sales.

  xvi.   Comprehensive income

         Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). During the periods presented, the Company had no change in equity from transactions or other events and circumstances from non-owner sources under US GAAP. Accordingly, a statement of comprehensive income (loss) has not been provided as comprehensive income (loss) equals net income (loss) for all periods presented.

  xvii.  Fair value information

         The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

         Cash and cash equivalents, accounts receivable, and accounts payable. The carrying value of these items is a reasonable estimate of their fair value.

         Bank loans. The Company's bank loans bear interest at variable rates and their terms are generally representative of those which are currently available to the Company at December 31, 2001 and 2002 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these loans are a reasonable estimate of their fair value.

         Guaranteed senior notes. The carrying value of the Company's guaranteed senior notes and the related fair value base on the quoted market prices for the same or similar issues at December 31, 2002 were Ps4,417,875 and Ps4,069,643, respectively, (Ps4,114,901 and
         Ps4,066,190, respectively, in 2001).

  xviii. Property, machinery and equipment

         Under US GAAP, advances for the acquisition of machinery and equipment would be classified as prepayments. As of December 31, 2001 and 2002, the Company had advances of Ps74,568 and Ps125,716, respectively.

  xix.   Other employee benefits

         The Company has no post-retirement health care insurance or other benefit plans. Therefore, SFAS No. 106, "Employers' Accounting for Post-retirement Benefits other than Pensions", SFAS No. 112, "Employers' Accounting for Post-employment Benefits" and SFAS No. 132, "Employers' Disclosure about Pension and other Post-retirement Benefits", would have no effect on the Company's financial position.

  xx.    Earnings per share ("EPS")

         For US GAAP purposes, the Company applies SFAS No. 128, "Earnings per Share". This statement simplifies the method of computing earnings per share by replacing the primary earnings per share computation with a basic earnings per share computation. The basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. The diluted earnings per share will reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the earnings of the entity.

                                                                            Year ended December 31,
                                                           ----------------------------------------------------

                                                                2000             2001                2002
                                                           --------------    --------------    ----------------
         Net income                                        Ps       6,693    Ps     464,706    Ps       521,053
         Preferred stock dividends                                (44,908)          (42,130)            (39,966)
                                                           --------------    --------------    ----------------

         (Loss) income corresponding to
           common stockholders                             Ps     (38,215)   Ps     422,576    Ps       481,087
                                                           ==============    ==============    ================

         Basic weighted average number
          of common shares outstanding                          8,966,752         9,025,274           9,057,444

         Effect of dilutive securities:
         Stock options pending to exercise                         42,215            56,169              55,105
                                                           --------------    --------------    ----------------

         Diluted number of common shares                        9,008,967         9,081,443           9,112,549
                                                           ==============    ==============    ================

         Basic (loss) income per share                     Ps      (0.004)   Ps       0.047    Ps         0.053
                                                           ==============    ==============    ================

         Diluted (loss) income per share                   Ps      (0.004)   Ps       0.047    Ps         0.053
                                                           ==============    ==============    ================

  xxi.   Effect of recently issued accounting standards

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS 143 will have a material impact on the consolidated financial statements.

         In April 2002, the FASB issued SFAS 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002" ("SFAS 145"), SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS 145 will have a significant impact on the consolidated financial statements.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The issuance of SFAS 146 nullifies the former guidance provided by the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring" ("EITF 94-3"). SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date commitment to an exit or disposal plan. SFAS 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. The Company does not expect the adoption of SFAS 146 will have a significant impact on the consolidated financial statements.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS 123" ("SFAS 148"). SFAS 148 continues to permit entities to apply the intrinsic method of APB 25, "Accounting for Stock Issued to Employees", however, SFAS 148 is intended to encourage companies to adopt the accounting provisions of SFAS 123, "Accounting for Stock-Based Compensation". SFAS 148 provides three transition methods for companies who choose to adopt the provisions of SFAS 123, the prospective method, the modified prospective method and the retroactive restatement method. In addition, SFAS 148 mandates certain new disclosures. SFAS 148 is effective for fiscal years ending after December 15, 2002, with early adoption permitted. The Company does not expect the adoption of SFAS 148 will have a significant impact on the consolidated financial statements.

         In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of Interpretation No. 34)." FIN 45 clarifies the requirements of SFAS 5, "Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

         In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. The Company is currently evaluating the impact that the adoption of FIN 46 will have on the consolidated financial statements.

  xxii.  Financial instrument indexed to the Company's own stock

         As stated in Note 4b., the Company entered into a monthly certificate of deposit with a rate of return based on the market value of the Company's CPOs. For Mexican GAAP purposes, the principal amount of the certificate of deposit and the loss derived of the decline in market value of the Company's CPOs were recorded against stockholders' equity. For US GAAP purposes, the certificate of deposit would be accounted as a short-term investment and its return based on the Company's CPO would be recorded against earnings for the year.

  xxiii. Cash flow information

         Under US GAAP, a statement of cash flows is prepared based on provisions of SFAS 95, "Statement of Cash Flows". This statement does not provide specific guidance for the preparation of cash flow statements for price level adjusted financial statements. Cash flows from operating, investing and financing activities have been adjusted for the effects of inflation on monetary items.

         The Company has further segregated the effects of exchange rate changes and inflationary effect on cash from other cash flow activities as provided in the following condensed cash flow statement:

                                                                                  Year ended December 31,
                                                                      ---------------------------------------------

                                                                          2000            2001             2002
                                                                      ------------    ------------     ------------
         Cash flows from operating activities:

         Net income                                                   Ps     6,693    Ps   464,706     Ps   521,053
         Adjustments:
         Gain on sale of subsidiary                                        (17,797)
         Minority interest                                                 (25,825)         (1,892)             346
         Compensation expense from stock options                           113,964          35,296           61,733
         Amortization and depreciation                                     870,846         863,362          427,295
         NBC settlement agreement                                          210,848
         Equity in loss of affiliates                                      278,312         522,845          376,644
         Unefon stock option plan                                                           54,413            3,352
         Deferred income tax                                               (68,549)       (221,058)        (235,572)
         Foreign exchange loss, net of monetary gain
          on NBC warrant                                                   (10,841)
         Unrealized foreign exchange loss                                  101,920        (294,411)         547,511
         Monetary gain on financing activities                            (325,907)        (56,947)            (982)
         Net changes in working capital                                     34,693         252,217          310,097
                                                                      ------------    ------------     ------------

         Net cash provided by operating activities                       1,168,357       1,618,531        2,011,477
                                                                      ------------    ------------     ------------

         Cash flows from investing activities:

         Acquisition of machinery and equipment                           (169,740)       (170,185)        (194,242)
         Exhibition rights purchased                                      (413,700)       (648,594)        (884,736)
         Short-term investments                                                                            (307,814)
         Investment in affiliates of Pappas Telecasting Companies,
          through Azteca America                                                          (660,031)        (455,867)
         Loan granted to Pappas Southern California, LLC                                  (191,124)
                                                                      ------------    ------------     ------------

         Net cash used in investing activities                            (583,440)     (1,669,934)      (1,842,659)
                                                                      ------------    ------------     ------------

         Cash flows from financing activities:

         Debt received                                                     650,864         337,422          326,115
         Debt paid                                                        (668,009)       (116,594)        (761,609)
         Loan granted to a related party                                                                   (199,044)
         Preferred dividend paid                                           (44,908)        (42,130)         (39,966)
         Proceeds from stock options exercised                              27,216          81,371           23,881
         Sale of treasury shares                                                           162,439          136,523
         Repurchase of shares                                             (316,094)        (43,172)        (169,879)
         Proceeds from capital stock increase                               18,217
         Premium on issuance of capital stock                              267,347
         Payment to NBC as settlement for warrant and bonus right         (510,732)
                                                                      ------------    ------------     ------------

         Net cash (used in) provided by financing activities              (576,099)        379,336         (683,979)
                                                                      ------------    ------------     ------------

         Effects of inflation and exchange rate changes on cash             90,988          53,501           89,025
                                                                      ------------    ------------     ------------

         Increase (decrease) in cash and cash equivalents                   99,806         381,434         (426,136)
                                                                      ------------    ------------     ------------

         Cash and cash equivalents at beginning of period                1,169,631       1,269,437        1,650,871
                                                                      ------------    ------------     ------------

         Cash and cash equivalents at end of period                   Ps 1,269,437    Ps 1,650,871     Ps 1,224,735
                                                                      ============    ============     ============

         Supplemental disclosure:

         Cash paid during the period for:
         Interest                                                     Ps   731,025    Ps   669,426     Ps   640,441
                                                                      ============    ============     ============

         Income tax                                                   Ps   252,664    Ps    81,142     Ps   145,497
                                                                      ============    ============     ============

  e.     Condensed balance sheets and results of operations:

         The following condensed balance sheets and results of operations reflect the effects of the principal differences between Mexican GAAP and US GAAP:

                                                                         CONDENSED BALANCE SHEET
                                                                  ---------------------------------------
                                                                              At December 31,
                                                                  ---------------------------------------

                                                                        2001                   2002
                                                                  -----------------      ----------------
         Current assets                                           Ps      7,755,187      Ps     7,627,325
         Property, machinery and equipment - Net                          2,496,652             2,263,578
         Television concessions - Net                                     3,742,945             3,741,702
         Investment in Unefon                                             1,495,216             1,157,153
         Investment in affiliates of Pappas Telecasting
          Companies, through Azteca America                                 660,031             1,154,479
         Goodwill - Net                                                     750,182               746,540
         Other assets                                                     2,248,407             2,585,091
         Deferred income tax assets                                         603,235               626,507
                                                                  -----------------      ----------------

              Total assets                                        Ps     19,751,855      Ps    19,902,375
                                                                  =================      ================

         Short-term debt                                          Ps        566,872      Ps       643,789
         Advertising advances                                             4,639,819             4,430,861
         Deferred income tax payable                                        306,054               201,053
         Other current liabilities                                        1,325,988               949,983
                                                                  -----------------      ----------------

              Total current liabilities                                   6,838,733             6,225,686
                                                                  -----------------      ----------------

         Long-term debt                                                   5,622,726             5,720,790
         Exhibition rights payable                                          206,079               246,096
         Deferred income tax payable                                        701,416               770,614
                                                                  -----------------      ----------------

              Total long-term liabilities                                 6,530,221             6,737,500
                                                                  -----------------      ----------------

         Minority interest                                                    8,371                 8,717
         Stockholders' equity                                             6,374,530             6,930,472
                                                                  -----------------      ----------------

              Total liabilities and stockholders' equity          Ps     19,751,855      Ps    19,902,375
                                                                  =================      ================

                                                                              CONDENSED RESULTS OF OPERATIONS
                                                                   ----------------------------------------------------
                                                                                 Year ended December 31,
                                                                   ----------------------------------------------------
                                                                        2000                2001              2002
                                                                   --------------      -------------     --------------
         Net revenue                                               Ps   6,357,743      Ps  6,522,546     Ps   6,871,509

         Costs and expenses:
         Programming and transmission costs                             3,194,404          3,148,548          2,524,476
         Selling and administrative expenses                            1,053,674          1,046,367          1,404,241
         Depreciation and amortization                                    870,846            863,362            427,295
         NBC settlement agreement                                         210,848
         Other expense - Net                                              547,442            814,027            714,323
                                                                   --------------      -------------     --------------

         Operating income                                                 480,529            650,242          1,801,174
                                                                   --------------      -------------     --------------

         Comprehensive financing cost:
         Interest expense                                                (934,488)          (770,885)          (942,910)
         Interest income                                                  188,271            239,927            191,950
         Exchange (loss) income - Net                                    (118,511)           275,458           (501,792)
         Gain on monetary position                                        325,906             56,948                982
                                                                   --------------      -------------     --------------

         Net comprehensive financing cost                                (538,822)          (198,552)        (1,251,770)
                                                                   --------------      -------------     --------------

         (Loss) income before minority interest and
          income tax benefit                                              (58,293)           451,690            549,404
         Minority interest                                                  6,114              1,892                235
         Income tax benefit (expense)                                      58,872             11,124            (28,586)
                                                                   --------------      -------------     --------------

         Net income                                                Ps       6,693      Ps    464,706     Ps     521,053
                                                                   ==============      =============     ==============

                     UNEFON, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2000, 2001 AND 2002

                     UNEFON, S. A. DE C. V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2000, 2001 AND 2002

                                      INDEX

Contents                                                                Page
--------                                                                ----
Report of Independent Auditors                                         F-73

Consolidated Balance Sheets as of December 31, 2001 and 2002           F-75

Consolidated Statements of Results of Operations
for the Years Ended December 31, 2000, 2001 and 2002                   F-76

Consolidated Statements of Stockholders' Equity
for the Years Ended December 31, 2000, 2001 and 2002                   F-77

Consolidated Statements of Changes in Financial Position
for the Years Ended December 31, 2000, 2001 and 2002                   F-78

Notes to Consolidated Financial Statements                             F-79

REPORT OF INDEPENDENT AUDITORS

Mexico City, February 24, 2003, except for the subsequent event included in Note 17 which is as of June 10, 2003

To the Stockholders of
Unefon, S. A. de C. V. and subsidiaries

We have audited the accompanying consolidated balance sheets of Unefon, S. A. de
C. V. and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of results of operations for the period from February 1, 2000 (commencement of operations) through December 31, 2000 and for the years ended December 31, 2001 and 2002, of changes in stockholders' equity and of changes in financial position for the years ended December 31, 2000, 2001 and 2002, expressed in constant pesos of December 31, 2002 purchasing power. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to these consolidated financial statements, the Company is currently engaged in several legal disputes with its main technology supplier and financial creditor which could significantly affect the Company's operations and its ability to repay its debt, and therefore raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Unefon,
S. A. de C. V. and its subsidiaries as of December 31, 2000, 2001 and 2002, and the consolidated results of their operations for the period from February 1, 2000 (commencement of operations) through December 31, 2000 and for the years ended December 31, 2001 and 2002, and the changes in consolidated stockholders' equity and in their consolidated financial position for the years ended December 31, 2000, 2001 and 2002, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico differ in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net loss, expressed in pesos of December 31, 2002 purchasing power, for the years ended December 31, 2000, 2001 and 2002 and the determination of the consolidated stockholders' equity and consolidated financial position as of December 31, 2000, 2001 and 2002, also expressed in pesos of December 31, 2002 purchasing power, to the extent summarized in Note 17 to the consolidated financial statements.

PricewaterhouseCoopers

Alberto Del Castillo V. Vilchis
Audit Partner

                     UNEFON, S.A. DE C. V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

       (Thousands of Mexican pesos of December 31, 2002 purchasing power)

                                                                           December 31,
                                                          ----------------------------------------------
                                                               2001                    2002
                                                          -------------   ------------------------------
                                                                                            Thousands of
                                                                                           US dollars (*)
Assets

Current:
Cash and cash equivalents                                 Ps    130,955   Ps    203,869   US$     19,529
Restricted cash (Note 10)                                       164,613         159,492           15,278
Accounts receivable                                             155,111         250,218           23,969
Recoverable value added tax                                      87,441          12,604            1,207
Related parties (Note 9)                                          6,651         206,054           19,738
Handset inventories                                             133,760         149,204           14,293
Other assets (Note 7)                                            38,757           5,625              539
                                                          -------------   -------------   --------------

Total current assets                                            717,288         987,066           94,553

Property and equipment - Net (Note 4)                         3,584,539       3,406,730          326,337
Concession rights - Net (Note 5)                              4,038,578       3,881,338          371,801
Pre-operating expenses - Net (Note 6)                           656,684         580,405           55,598
Other assets - Net (Note 7)                                     188,368         174,380           16,704
                                                          -------------   -------------   --------------

Total assets                                              Ps  9,185,457   Ps  9,029,919   US$    864,993
                                                          =============   =============   ==============
Liabilities:

Bank loans (Note 8)                                       Ps    465,281   Ps    217,962   US$     20,879
Nortel Networks Corporation (Note 10)                            67,333         357,859           34,280
Deferred revenue                                                 80,277         222,205           21,285
Accounts payable and accrued expenses                           628,580         701,628           67,210
Related parties (Note 9)                                        316,630         797,807           76,423
                                                          -------------   -------------   --------------

Total current liabilities                                     1,558,101       2,297,461          220,077

Long-term bank loans (Note 8)                                                   100,327            9,611
Capital reduction payable to stockholders (Note 12)             707,299         695,648           66,637
Long-term financing from Nortel Networks
 Corporation (Note 10)                                        3,396,494       3,293,759          315,518
Related parties (Note 9)                                        130,506         158,868           15,218
Other non-current liabilities                                    57,757          20,318            1,946
                                                          -------------   -------------   --------------

Total liabilities                                             5,850,157       6,566,381          629,007
                                                          -------------   -------------   --------------

Stockholders' equity (Notes 1 and 12):

Capital stock authorized                                      3,769,091       3,769,091          361,048
Capital stock authorized but unpaid                            (538,040)       (538,040)         (51,540)
                                                          -------------   -------------   --------------

                                                              3,231,051       3,231,051          309,508

Premium on share subscription                                 1,561,096       1,561,096          149,540
Deficit                                                      (1,456,847)     (2,328,609)        (223,062)
                                                          -------------   -------------   --------------

Total stockholders' equity                                    3,335,300       2,463,538          235,986
                                                          -------------   -------------   --------------

Contingencies and subsequent event (Notes 10, 14
 and 16)
                                                          -------------   -------------   --------------

Total liabilities and stockholders' equity                Ps  9,185,457   Ps  9,029,919   US$    864,993
                                                          =============   =============   ==============

(*) The US dollar figures represent the Mexican peso amounts as of December 31, 2002 expressed in pesos of December 31, 2002 purchasing power translated at the exchange rate of Ps10.4393 per US dollar and are not covered by the Report of Independent Accountants.

The accompanying seventeen notes are an integral part of these consolidated financial statements.

                      UNEFON, S. A. DE C. V. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF RESULTS OF OPERATIONS
                                 (Notes 1 and 9)

       (Thousands of Mexican pesos of December 31, 2002 purchasing power, except per share amounts)

                                                                    Year ended December 31,
                                               -------------------------------------------------------------------
                                                                                                    Thousands of
                                                  2000 (*)           2001             2002         US dollars (**)
                                               -------------    --------------    -------------    ---------------
Revenue:
Sale of handsets                               Ps    303,110    Ps     603,910    Ps    597,900    US$      57,274
Service revenue                                       34,094           607,766        1,525,517            146,132
Interconnection revenue                               32,779           486,718          986,596             94,508
Other revenue                                          5,577            53,602           99,835              9,563
                                               -------------    --------------    -------------    ---------------

Total gross revenue                                  375,560         1,751,996        3,209,848            307,477

Less discounts on handsets                           (55,173)         (203,808)        (171,099)           (16,390)
                                               -------------    --------------    -------------    ---------------

Total net revenue                                    320,387         1,548,188        3,038,749            291,087
                                               -------------    --------------    -------------    ---------------
Costs and expenses:
Cost of handsets                                     324,313           874,405          891,171             85,367
Cost of interconnection and resale of long
 distance                                             28,636           218,652          367,984             35,250
                                               -------------    --------------    -------------    ---------------

Total costs                                          352,949         1,093,057        1,259,155            120,617
                                               -------------    --------------    -------------    ---------------

General and administrative expenses                   66,832           289,929          579,970             55,555
Rentals                                               53,157           236,695          296,903             28,442
Other operating expenses                              59,505           316,675          267,459             25,620
                                               -------------    --------------    -------------    ---------------

Total expenses                                       179,494           843,299        1,144,332            109,617
                                               -------------    --------------    -------------    ---------------
(Loss) income before depreciation and
 amortization                                       (212,056)         (388,168)         635,262             60,853

Depreciation and amortization                        101,863           473,178          708,927             67,909
                                               -------------    --------------    -------------    ---------------

Loss from operations                                (313,919)         (861,346)         (73,665)            (7,056)
                                               -------------    --------------    -------------    ---------------

Other income - Net (Notes 9 and 11)                   41,649            22,049           44,770              4,288
                                               -------------    --------------    -------------    ---------------
Comprehensive financing result:
Interest income                                       (6,359)          (21,752)          (5,453)              (522)
Interest expense (include US$8,111 of
 interest accrued since August, 16 to
 December, 31 2002 of Nortel Networks
 Corporation debt, see Note 10)                       53,023           596,350          554,848             53,150
Amortization of debt fees and political risk
 insurance (Note 10)                                  19,659            40,749           33,154              3,176
Exchange loss (gain) - Net                            26,217          (132,953)         565,464             54,167
Gain on monetary position                            (22,673)         (206,981)        (305,146)           (29,231)
                                               -------------    --------------    -------------    ---------------

                                                      69,867           275,413          842,867             80,740
                                               -------------    --------------    -------------    ---------------

Net loss for the period                        Ps   (342,137)   Ps  (1,114,710)   Ps   (871,762)   US$     (83,508)
                                               =============    ==============    =============    ===============

Net loss for the period per share (Note 2p.)   Ps     (0.146)   Ps      (0.443)   Ps     (0.346)   US$      (0.032)
                                               =============    ==============    =============    ===============

(*) The Company commenced operations on February 1, 2000 and all income, costs and expenses incurred during the period prior to February 1, 2000 were capitalized.

(**) The US dollar figures represent the Mexican peso amounts as of December 31, 2002 expressed in pesos of December 31, 2002 purchasing power translated at the exchange rate of Ps10.4393 per US dollar and are not covered by the Report of Independent Accountants.

The accompanying seventeen notes are an integral part of these consolidated financial statements.

                     UNEFON, S. A. DE C. V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                                    (Note 12)

       (Thousands of Mexican pesos of December 31, 2002 purchasing power, except per share amounts)

                                   Number of           Capital stock                  Premium
                                 common shares   ------------------------------      on share
                                 outstanding *     Authorized        Unpaid        subscription       Deficit            Total
                                 -------------   -------------    -------------    -------------   --------------    -------------
                                  (thousands)
Balances at December 31, 1999        2,340,000   Ps  4,309,012    Ps   (582,647)   Ps    755,622                     Ps  4,481,987

Capital stock decrease of
 October 2, 2000                                      (582,647)         582,647

Capital stock reduction of
 October 2, 2000                                      (689,858)                                                           (689,858)

Capital stock increase of
 November 15, 2000                                     538,040         (538,040)

Issuance of capital stock
 for initial public offering           176,129         194,544                           805,474                         1,000,018

Comprehensive loss for the
 period                                                                                            Ps    (342,137)        (342,137)
                                 -------------   -------------    -------------    -------------   --------------    -------------

Balances at December 31, 2000        2,516,129       3,769,091         (538,040)       1,561,096         (342,137)       4,450,010

Comprehensive loss for the
 period                                                                                                (1,114,710)      (1,114,710)
                                 -------------   -------------    -------------    -------------   --------------    -------------

Balances at December 31, 2001        2,516,129       3,769,091         (538,040)       1,561,096       (1,456,847)       3,335,300

Comprehensive loss for the
 period                                                                                                  (871,762)        (871,762)
                                 -------------   -------------    -------------    -------------   --------------    -------------

Balances at December 31, 2002        2,516,129   Ps  3,769,091    Ps   (538,040)   Ps  1,561,096   Ps  (2,328,609)   Ps  2,463,538
                                 =============   =============    =============    =============   ==============    =============

* The number of shares has been retroactively adjusted for a 6,500 for one stock split which occurred on November 15, 2000 (see Note 12).

The accompanying seventeen notes are an integral part of these consolidated financial statements.

                     UNEFON, S. A. DE C. V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

       (Thousands of Mexican pesos of December 31, 2002 purchasing power)

                                                                         Year ended December 31,
                                                 -----------------------------------------------------------------------
                                                       2000               2001                        2002
                                                 ---------------    -----------------    -------------------------------
                                                                                                           Thousands of
                                                                                                          US dollars (*)
Operation:

Net loss for the period                          Ps     (342,137)   Ps     (1,114,710)   Ps   (871,762)   US$    (83,508)
Charges to results of operations not
 requiring the use of resources:
Depreciation and amortization                            101,863              473,178          708,927            67,909
Interest accrued since August 1 to December
 31, 2002 of Nortel Networks Corporation
 debt (see Note 10)                                                                             84,673             8,111
Net changes in restricted cash, accounts
 receivable, pre-operating expenses, other
 assets, accounts payable and accrued expenses          (200,209)             172,804          460,396            44,102
                                                 ---------------    -----------------    -------------    --------------

Resources (used in) provided by operating
 activities                                             (440,483)            (468,728)         382,234            36,614
                                                 ---------------    -----------------    -------------    --------------

Financing:

Bank loans obtained (paid)                                                    465,281         (146,992)          (14,081)
Capital stock reduction                                 (689,858)
Capital stock increase                                   194,544
Premium on share subscription                            805,474
Debt to related parties                                   13,207              461,119          310,137            29,709
Financing from Nortel - Net                            2,191,959              158,557          187,792            17,988
Capital stock reduction payable to
 shareholders                                            692,607               14,692          (11,650)           (1,116)
                                                 ---------------    -----------------    -------------    --------------

Resources provided by financing activities             3,207,933            1,099,649          339,287            32,500
                                                 ---------------    -----------------    -------------    --------------
Investment:

Acquisition of property and equipment - Net           (2,030,329)          (1,079,038)        (648,607)          (62,130)
Comprehensive financing cost capitalized                 (32,865)
Pre-operating expenses                                  (310,434)             (11,063)
                                                 ---------------    -----------------    -------------    --------------

Resources used in investment activities               (2,373,628)          (1,090,101)        (648,607)          (62,130)
                                                 ---------------    -----------------    -------------    --------------

Increase (decrease) in cash and cash
 equivalents                                             393,822             (459,180)          72,914             6,984

Cash and cash equivalents at beginning of the
 year                                                    196,313              590,135          130,955            12,545
                                                 ---------------    -----------------    -------------    --------------

Cash and cash equivalents at end of the year     Ps      590,135    Ps        130,955    Ps    203,869    US$     19,529
                                                 ===============    =================    =============    ==============

(*) The US dollar figures represent the Mexican peso amounts as of December 31, 2002 expressed in pesos of December 31, 2002 purchasing power translated at the exchange rate of Ps10.4393 per US dollar and are not covered by the Report of Independent Accountants.

The accompanying seventeen notes are an integral part of these consolidated financial statements.

                     UNEFON, S. A. DE C. V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                (Thousands of Mexican pesos of December 31, 2002
                   purchasing power, except exchange rates and
                                number of shares)

NOTE 1 - THE COMPANY:

Unefon, S. A. de C. V. ("Unefon" or "Company") was incorporated under the laws of Mexico on January 19, 1998.

The Company is mainly engaged in the installation, operation and exploitation of a public, wireless, digital network of telecommunications services under concession rights granted by the Ministry of Communications and Transport ("SCT") (see Note 5).

At an Extraordinary Stockholder's Meeting held on August 16, 2001, the stockholders agreed to spin-off part of the assets and liabilities pertaining to the 3.4 GHz, 7.1-7.7 GHz and 37.0-38.6 GHz frequencies, with the authorization of the SCT and consent from Nortel Networks Corporation ("Nortel"), from Operadora Unefon, S. A. de C. V., to three newly incorporated wholly owned subsidiaries of Unefon, S. A. de C. V.: Operadora de Comunicaciones, S. A. de C. V., Unefrecuencias, S. A. de C. V. and Frecuencia Movil, S. A. de C. V., respectively.

Unefon is a holding company, with no material assets or operations other than its investment in its subsidiaries described below:

                                                                                             % of participation
                                                                                             ------------------
                   Company                                  Operating activity                Direct   Indirect
-----------------------------------------------   ----------------------------------------   -------   --------
Operadora Unefon, S. A. de C. V. ("Operadora"),   Concessionaire for radio-electric
formerly Sistemas Profesionales de                frequency bands for fixed or mobile
Comunicacion, S. A. de C. V.                      wireless access services                      99.9%

Servicios SPC, S. A. de C. V. ("Servicios")       Personal service company                      99.9%

Operadora SPC, S. A. de C. V. ("Operadora SPC")   Administrative personal service company
                                                  (in pre-operating stage)                      99.9%

Operadora de Comunicaciones, S. A. de C. V.       Concessionaire for radio-electric             99.9%
("Operadora de Comunicaciones")                   frequency band

                                                                                             % of participation
                                                                                             ------------------
                   Company                                  Operating activity                Direct   Indirect
-----------------------------------------------   ----------------------------------------   -------   --------
Unefrecuencias, S. A. de C. V.                    Concessionaire for radio-electric             99.9%
("Unefrecuencias")                                frequency band (in pre-operating stage)

Frecuencia Movil, S. A. de C. V.                  Concessionaire for radio-electric             99.9%
                                                  frequency band (in pre-operating stage)

Torres y Comunicaciones, S. A. de  C. V.          In pre-operating stage                                   99.9%
("Torres") (a wholly-owned subsidiary of
Operadora)

On February 1, 2000, the Company began operations in the city of Toluca. At December 31, 2002 the Company had operations in fifteen cities (Toluca, Torreon, San Luis Potosi, Aguascalientes, Puebla, Leon, Guadalajara, Monterrey, Queretaro, Acapulco, Mexico City, Morelia, Tampico, Saltillo and Tuxtla Gutierrez).

The Company 's revenues are dependent on providing reliable service to customers at competitive rates, the general economic conditions in the geographic regions served and the ability to effectively compete against alternative forms of telecommunications services, such as cellular and fixed line services.

The Company is highly leveraged and may, depending on the outcome of the litigation with Nortel need to generate significant cash flows from operations to meet its obligations on its indebtedness to Nortel (see Note 10).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in Mexico ("Mexican GAAP"), which differ in certain material respects from those under Accounting Principles Generally Accepted in the United States of America ("US GAAP") (see Note 17). Mexican GAAP requires that the financial statements be expressed in constant pesos of purchasing power as of the date of the most recent balance sheet presented, in this case, December 31, 2002, based on factors derived from the National Consumer Price Index ("NCPI") issued by the Banco de Mexico.

Following is a summary of the most significant accounting policies followed by the Company in preparing its consolidated financial statements:

a. Consolidation basis

The Company consolidates all of its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

b. Cash and cash equivalents

Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months. Cash and cash equivalents are stated at cost, plus interest earned during the period.

c. Handset inventories

Inventories are stated at net replacement cost. Values so determined do not exceed market value.

d. Property and equipment

Property and equipment are expressed at restated value determined by applying factors derived from the NCPI to acquisition costs, which include capitalized comprehensive financing costs. Depreciation is calculated using the straight-line method, based on the estimated useful lives of the assets (see
Note 4). Property and equipment includes Ps87,497, Ps19,876 and Ps22,011 of comprehensive financing cost capitalized in 2000, 2001 and 2002, respectively.

e. Concession rights

Concession rights are expressed at restated value determined by applying factors derived from the NCPI to acquisition costs, which include capitalized comprehensive financing costs. Amortization is calculated using the straight-line method over the term of the concession rights (20 years), starting from the date on which wireless telephone services commence in the cities in which the Company operates.

Concession rights include Ps32,865 of capitalized comprehensive financing costs in 2000 (see Note 5).

f. Pre-operating expenses

Pre-operating expenses include costs and expenses associated with the commencement of operations in the cities in which the Company will provide services, and are expressed at restated value determined by applying factors derived from the NCPI to original cost. Amortization is calculated using the straight-line method over a period of 10 years, starting from the date on which operations commence (see Note 6).

g. Income tax and employees' statutory profit sharing

Income tax is recorded by the comprehensive assets and liability method, which consists of recognizing deferred income tax on all temporary differences between the book and tax values of assets and liabilities at the date of the financial statements (see Note 13).

Deferred employees' statutory profit sharing is recorded only in respect of those temporary differences between book income and income adjusted for profit sharing purposes which it may reasonably be presumed will result in a future liability or benefit.

h. Comprehensive income

As of January 1, 2001, Statement B-4 "Comprehensive Income", entered into effect, this statement requires that the various items making up the capital gains (losses) during the year be shown in the statement of stockholders' equity under the item of comprehensive income. Therefore, in order that the various lines of the statement of stockholders' equity could be comparable, said statement was restructured. Comprehensive loss is represented by the net loss plus the gain or loss from holding non-monetary assets, the translation adjustment arising in connection with foreign subsidiaries, and items required by specific accounting standards to be reflected in stockholders' equity but which do not constitute capital contributions, reductions or distributions. It is restated on the basis of NCPI factors. As of December 31, 2001 and 2002, comprehensive loss is integrated by the net loss for the period.

i. Labor benefits

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are recognized as cost for the years in which their services are rendered. At December 31, 2001 and 2002, these labor liabilities were not significant, as most employees had not accumulated much seniority.

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, are charged to results of operations in the year in which they become payable.

j. Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying exchange rates at the balance sheet date. Exchange differences arising from fluctuations in the exchange rate between the dates on which transactions are entered into and those on which they are settled, or the balance sheet date, are charged or credited to results of operations.

k. Capital stock, premium on share subscription and result on monetary position

Capital stock is stated in terms of year-end purchasing power, and is determined by applying factors derived from the NCPI to the historical amounts.

The premium on share subscription represents the difference between the payment for the shares subscribed and the nominal value of those shares, and is restated by applying NCPI factors.

The result on monetary position shown in concession rights, property, furniture and equipment, pre-operating expenses and results of operations represents the effects of inflation, measured in terms of the NCPI, on net monthly monetary assets and liabilities.

l. Revenue recognition

The Company sells wireless telephone services through pre-paid phone cards.

Revenue from the sale of handsets and accessories is recognized when the equipment is delivered to distributors. No revenue is recorded for the free minutes of wireless service provided to customers upon acquisition of handsets. Clients do not pay any activation fees.

Pre-paid wireless telephone services must be used in a maximum period of 30 days after prepayment, after which the right expires, except when prior to the expiration date, the client purchases at least Ps150 of additional services, at which time the latest purchase is accumulated to the unused balance, and the term is renewed for an additional 30 days.

Service revenue (including revenue recorded from pre-paid phone cards), interconnections revenue, resale of long distance, and other revenue are recognized when the related services are provided or when unused wireless services (minutes) expire.

m. Advertising costs

Advertising expenses are recorded as they accrued.

n. Stock option plan

Stock options granted to participants are given effect when the options are exercised by crediting paid-in capital stock, based on the cash received.

o. Intangible and long-lived assets

Intangible and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

p. Net loss per share

Net loss per share is calculated based on the weighted average number of shares outstanding during the period. The weighted average number of shares has been retroactively adjusted for 6,500 for a stock split that occurred on November 15, 2000 (see Note 12). The weighted average number of shares outstanding for the period from February 1, 2000 (commencement of operations) through December 31, 2000 was 2,347,339 (thousands). As of December 2001 and 2002, the weighted average number of shares outstanding was 2,516,129 (thousands).

q. Fair value of financial instruments

The market value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable is not substantially different from their book value due to the variable interest rates and short-term maturity of the financial instruments.

The Company's long-term debt financing from Nortel is subject to interest at variable rates, and the terms are generally representative of those to which the Company had access at December 31, 2001 and 2002 for debt issuances under similar conditions and maturities (see Note 10).

r. Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from those estimates.

s. New accounting principles

In 2001, the Mexican Institute of Public Accountants (MIPA) issued new Statement C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments", which replaces original Statements C-9 and C-12, both dating back to 1974, and supersedes Circulars 46, 47 and 48. Statement C-9 is compulsory for periods beginning after January 1, 2003. However, early adoption is recommended. The purposes of the statement is to establish particular rules for valuation, presentation and disclosure of liabilities, as well as provisions to determine special rules for valuation, as well as disclosure of contingent assets and liabilities and provide rules for the disclosure of commitments acquired by the Company as part of its daily operations.

In January 2002, the MIPA issued new Statement C-8 "Intangible Assets", which replaces original Statement C-8, in effect from 1976. The provisions of this statement are compulsory for financial statements for years beginning after January 1, 2003. However, early adoption is recommended. The most relevant aspects of this statement are that: i) specific guidelines and criteria are established for accounting treatment of research and development costs; ii) preoperating expenses fully identifiable as research must be recorded as expenses for the period, and iii) valuation rules are based on a logical sequence of the life cycle of the asset, considering the initial recognition and valuation of the intangible assets, recognition of an expense, subsequent disbursements and valuation following initial recognition.

Additionally, the MIPA issued Statement C-15 "Deterioration in the Value of Long-Lasting Assets and Their Disposal", which will be effective as of January 1, 2004, although early adoption is recommended. This statement: a) provides criteria that allow the identification of situations showing evidence of deterioration in the value of long-lasting assets, both tangible and intangible;
b) defines the rule for calculating and recording of losses arising from the deterioration of assets and their reversion; c) establishes the rules for presentation and disclosure of assets whose value has deteriorated of whose deterioration has reversed, and d) rules are provided for the presentation and disclosure applicable to the discontinuation of operations.

Management is currently evaluating the impact that the adoption of these statements will have on its consolidated financial statements.

t. Reclassifications

Some 2000 and 2001 figures were reclassified to conform to 2002 classifications.

NOTE 3 - FOREIGN CURRENCY POSITION:

At December 31, 2001 and 2002, the Company had the following monetary assets and liabilities denominated in thousands of US dollars, valued at the exchange rates of Ps9.17 and Ps10.439 per US dollar, respectively:

                                                  December 31,
                                      ----------------------------------
                                            2001              2002
                                      ---------------    ---------------

Assets                                US$      16,779    US$      24,903
Liabilities                                  (468,935)          (629,005)
                                      ---------------    ---------------

Net short position                    US$    (452,156)   US$    (604,102)
                                      ===============    ===============

At February 24, 2003, date of issuance of these consolidated financial statements, the exchange rate was Ps10.98 per US dollar.

Below is a summary of the Company's principal foreign currency transactions, expressed in thousands of US dollars:

                                                        For the year ended
                                                           December 31,
                                       ---------------------------------------------------
                                             2000              2001              2002
                                       ---------------    -------------    ---------------

Fees                                   US$         920    US$     1,367    US$         395
                                       ===============    =============    ===============

Interest expense                       US$      27,064    US$    46,693    US$      19,442
                                       ===============    =============    ===============

Inventory purchases                    US$     271,766    US$    85,697    US$      64,103
                                       ===============    =============    ===============

Property and equipment acquisitions    US$     198,794    US$    70,232    US$     151,664
                                       ===============    =============    ===============

NOTE 4 - PROPERTY AND EQUIPMENT:

                                                    December 31,
                                          --------------------------------
                                                                               Estimated
                                               2001              2002         useful life
                                          --------------    --------------    -----------
                                                                                (years)

Buildings                                 Ps     254,034    Ps     254,036             20
Leasehold improvements                            90,543            95,850             10
Communication equipment                           83,367           102,245              3
Office furniture and equipment                    73,153            75,038             10
Transportation equipment                          19,151            17,962              4
Computer equipment and software                  265,653           373,776              3
Transmission equipment                         1,952,629         2,973,164             10
Machinery and equipment                           84,357            94,925             10
                                          --------------    --------------

                                               2,822,887         3,986,996
Accumulated depreciation                        (339,620)         (810,418)
                                          --------------    --------------

                                               2,483,267         3,176,578
Land                                              39,691            39,598
Transmission equipment on installation
process - Nortel                                 923,428
Construction in progress others                  138,153           190,554
                                          --------------    --------------

                                          Ps   3,584,539    Ps   3,406,730
                                          ==============    ==============

On September 7, 1999, the Company signed a procurement agreement, a finance agreement, a letter agreement, and certain other related agreements with Nortel (see Note 10). Under the terms of the procurement agreement, 15% of the purchase price was due at the time the purchase orders were issued, 55% when the goods were shipped, 20% at the time of provisional acceptance, and the remaining 10% when the final written acceptance was issued. Title of equipment was to be transferred upon receipt of the final written acceptance.

Under the terms of the financing and other related agreements, which are under dispute and may or may not be in force, Nortel has a first priority security interest in all property of the Company and its subsidiaries and a pledge on Unefon's shares in Operadora de Comunicaciones, Unefrecuencias and Torres (see
Note 10).

NOTE 5 - CONCESSION RIGHTS:

On May 18, 1998, the Company received formal notification from the Federal Telecommunications Commission ("COFETEL") granting the Company national concessions for the use of 80 MHz of radio frequencies. These concessions give the Company the right to use a bandwidth of 30 MHz within the 1.9 GHz frequency range, and two bandwidths of 25 MHz within the 3.4 GHz frequency range in each of the nine regions of Mexico (jointly referred to as "wireless concessions"). Additionally, on June 23, 1998, the SCT issued the Company a concession for the installation, operation and exploitation of a public telecommunications network (the "network concession").

Wireless concessions allow the Company to exclusively use bandwidth blocks for which it is licensed to provide mobile or fixed telephone services. The network concession allows the Company to operate a public telephone network. The Company may provide specific services indicated in the network concession and the wireless concessions, which include i) local telephone services; ii) marketing, reception and transmission of any kind of information, and iii) access to videoconferencing, audio, video and information networks.

The Company paid the equivalent of 20% of the concession value on June 30, 1998, and was given an extension to June 15, 1999 to pay the remaining 80%. On June 14, 1999, the Company paid the Mexican Government the remaining 80% of the concession cost plus interest accruing through that date.

In April 1999 and October 1999, the Company acquired concessions for the use of a bandwidth of 112 MHz within the 37.0-38.6 GHz frequencies and the 7.1-7.7 GHz frequencies, amounting to Ps39,373 (Ps30,573 historical).

The Company's concessions were granted for a period of twenty years and are renewable if certain requirements are complied with.

Under the provisions of the 1995 Federal Telecommunications Law and the Foreign Investments Law, telecommunications concessions may only be granted to Mexican individuals or entities, in which foreign investment may not exceed 49% of the capital stock, or which are not controlled by foreign entities, except, in the case of concessions for cellular communication services, where foreign investment may exceed 49% of the capital stock, and there is approval from the National Foreign Investments Commission.

Under the 1995 Federal Telecommunications Law, a concession may be terminated in the following cases: i) when the term expires; ii) when the concessionaire cancels the concession; iii) when the concession is terminated due to noncompliance with the terms of the concessions and applicable law; iv) expropriation, or v) when there is dissolution or bankruptcy of the concession holder.

Below is a breakdown of the concession rights:

                                                        December 31,
                                                ------------------------------
                                                    2001              2002
                                                -------------    -------------
Concession for 1.9 GHz frequency                Ps  2,302,780    Ps  2,302,780
Capitalized interest net of result on
 monetary position                                    158,097          158,097
Effect of restatement                               1,033,442        1,033,442
                                                -------------    -------------

                                                    3,494,319        3,494,319
Less - accrued amortization:
Concession for 1.9 GHz frequency                     (172,265)        (329,505)
                                                -------------    -------------

                                                    3,322,054        3,164,814
                                                -------------    -------------

Concession for 3.4 GHz frequency                      450,482          450,482
Capitalized interest net of result on
 monetary position                                     24,857           24,857
Effect of restatement                                 201,810          201,810
                                                -------------    -------------

                                                      677,149          677,149
                                                -------------    -------------

Concessions for 37.0-38.6 GHz frequencies              16,639           16,639
Capitalized interest net of result on
 monetary position                                        477              477
Effect of restatement                                   3,561            3,561
                                                -------------    -------------

                                                       20,677           20,677
                                                -------------    -------------

Concessions for 7.1-7.7 GHz frequencies                15,478           15,478
Capitalized interest net of result on
 monetary position                                        431              431
Effect of restatement                                   2,789            2,789
                                                -------------    -------------

                                                       18,698           18,698
                                                -------------    -------------

                                                Ps  4,038,578    Ps  3,881,338
                                                =============    =============

Under the concessions rights, the Company is subject to certain coverage commitments (mainly the provision of services in all 9 regions into which the concession titles are divided into). The coverage commitments are divided into five phases, all of which must be completed during a term of three through five years. As of December 31, 2002, the Company had not met the coverage commitments, however it is in process of obtaining an extension.

In September 2000, the SCT awarded the Company a concession (at no cost) to install, operate and exploit the public telecommunications network to provide national and international long distance telephone service. Until the public telecommunications network is in operation, the Company is able to provide national long distance services through agreements with other service providers. This concession is for a 30 years period and can be extended for an additional 30 year period at the SCT's discretion, and assuming compliance by the Company with the conditions of the concession.

During December 1999, Radiocel, S. A. de C. V. ("Radiocel") made an advance payment of Ps19,285 to purchase the 37.0-38.6 GHz concessions. In November 2000 Radiocel transferred its right to acquire the concessions to 38 GHTZ, S. A. de
C. V. ("38 GHTZ"). Both Radiocel and 38 GHTZ are related parties.

In October 2000 and November 2000, the Company entered into: i) promissory sale agreements with Telefrecuencias, S. A. de C. V. ("Telefrecuencias") and Transmisiones y Frecuencias, S. A. de C. V. ("Transmisiones y Frecuencias") (related parties), for the transfer of the concessions relating to Operadora's right to use the 3.4 GHz and 7.1-7.7 GHz frequencies, respectively; (ii) operations agreements with Telefrecuencias and Transmisiones y Frecuencias; and
(iii) distribution agreements with 38 GHTZ. Each of these agreements will be terminated when the final transfers mentioned in the promissory sale agreement are realized.

During the year ended December 31, 2000, the Company recognized Ps13,678 as revenue for the operating and distribution agreements described above. This revenue was canceled in 2001.

During 2001, the Company and Telefrecuencias, Transmisiones y Frecuencias and 38 GHTZ, decided to terminate the promissory sale and operation agreements without obligation or penalty for any of them.

NOTE 6 - PRE-OPERATING EXPENSES:

                                                    December 31,
                                           -----------------------------
                                               2001             2002
                                           -------------    ------------
Administrative expenses                    Ps    239,027    Ps   239,027
Leasing                                           66,444          66,444
Fees                                             195,015         195,015
Advertising expenses                              32,051          32,051
Depreciation                                      28,941          28,941
Political risk insurance                          33,177          33,177
Exchange loss - Net                               21,259          21,259
Interest expense - Net                           157,858         157,858
Commissions                                       54,808          54,808
Gain on monetary position                        (68,441)        (68,441)
Other expenses (income) - Net                    (14,441)        (14,441)
                                           -------------    ------------

                                                 745,698         745,698
Less - Accumulated amortization                  (89,014)       (165,293)
                                           -------------   -------------
                                           Ps    656,684    Ps   580,405
                                           =============    ============

NOTE 7 - OTHER ASSETS:

                                                         December 31,
                                               ------------------------------
                                                   2001             2002
                                               ------------    --------------
Current balances:

Pre-paid political risk insurance (Note 10)    Ps    19,504    Ps           -
Advance payments                                     17,479               788
Other accounts receivable                             1,774             4,837
                                               ------------    --------------
                                               Ps    38,757    Ps       5,625
                                               ============    ==============
Long-term balances:

Arrangement fee (Note 10)                      Ps    90,306    Ps      63,150
Prepaid expenses                                     45,542            50,099
SCT fees for assigned telephone numbers              23,660            21,030
Guarantee deposits                                    4,807            17,330
Other                                                24,053            22,771
                                               ------------    --------------
                                               Ps   188,368    Ps     174,380
                                               ============    ==============

NOTE 8 - BANK LOANS:

At December 31, 2002 the Company had the following direct bank loans:

Bank                             Amount         Interest rate        Due date
--------------------         -------------      -------------     --------------
                              (thousands)

Short term
Banco Inbursa, S. A.         US$     3,921           11%          June, 2003
Banco Inbursa, S. A.                 8,180           11%          June, 2003
STC Capital Corp.                    8,778           20%          February, 2003
                             -------------
                                    20,879
                             -------------

Long term
STC Capital Corp.                    8,000           20%          August, 2004
Others                               1,611
                             -------------
                                     9,611
                             -------------
Total                        US$    30,490
                             =============

In December 2000, Unefon's principal shareholders, TV Azteca and Mr. Saba, agreed in a shareholders' undertaking to provide Unefon up to US$35.0 million in the aggregate by way of either equity or subordinated debt in the event Unefon had liquidity shortfalls in 2001 or 2002. In such event, TV Azteca and Mr. Saba would be jointly and severally obligated to make additional funds available to Unefon. On December 20, 2002, Nortel notified TV Azteca and Mr. Saba of its view that Unefon's non-payment of the August 2002 interest payment triggered their joint and several obligations to make additional funds available to Unefon up to an aggregate amount of US$35.0 million as provided in the shareholders' undertaking. TV Azteca and Mr. Saba dispute Nortel's contention that their funding obligation has been triggered, asserting that Nortel has materially breached the finance agreement and the procurement agreement, thereby excusing Unefon from performance of its obligations under these agreements and, therefore, that TV Azteca and Mr. Saba are excused from performance of their obligations under the shareholders' undertaking. TV Azteca and Mr. Saba also assert that, even if their funding obligation has been triggered, they have satisfied their obligations under the shareholders' undertaking by making up to US$35.8 million in additional funds available to or on behalf of Unefon.

In July 2001, TV Azteca and Mr. Saba announced their intention to provide credit support to Unefon for up to US$80.0 million cash. As of January 31, 2003, TV Azteca had paid US$17.7 million to certain creditors of Unefon pursuant to this credit support and it had outstanding credit support obligations in the amount of US$12.1 million. TV Azteca has suspended any further credit support to Unefon in light of Unefon's dispute with Nortel (see Note 10).

NOTE 9 - RELATED PARTY BALANCES AND TRANSACTIONS:

                                                                       December 31,
                                                           -------------------------------
                                                               2001                2002
                                                           ------------       ------------
Short-term balances:

Accounts receivable:

Elektra, S. A. de C. V. ("Elektra")                                           Ps   109,102
Grupo Hecali, S. A. de C. V.                               Ps     6,553
TV Azteca                                                                           78,198
Grupo Telecosmos                                                                    18,754
Others                                                               98
                                                           ------------       ------------
                                                           Ps     6,651       Ps   206,054
                                                           ============       ============
Accounts payable:

Stockholders                                                                  Ps   384,166
Grupo Alsavision, S. A. de C. V. ("Grupo Alsavision")      Ps   175,533            143,060
Elektra                                                         116,895            240,095
TV Azteca                                                        21,484             16,692
Others                                                            2,718             13,794
                                                           ------------       ------------
                                                           Ps   316,630       Ps   797,807
                                                           ============       ============

Long-term balances:

Accounts payable:

Elektra                                                    Ps    21,970       Ps    65,429
TV Azteca                                                        88,114             74,154
38 GHTZ (Note 5)                                                 20,422             19,285
                                                           ------------       ------------
                                                           Ps   130,506       Ps   158,868
                                                           ============       ============

The most important transactions with related parties are summarized as follows:

                                                                For the year ended
                                                                   December 31,
                                              --------------------------------------------------
                                                   2000              2001               2002
                                              -------------      -------------     -------------
Sales of handsets and accessories             Ps    187,746      Ps    140,477     Ps    281,532
                                              =============      =============     =============

Other income - Net (Note 5)                   Ps     13,678
                                              =============

Administrative expenses                       Ps     11,908
                                              =============

Rental expense                                Ps     21,900      Ps     23,165     Ps     24,865
                                              =============      =============     =============

Interest expense (*)                          Ps      8,411      Ps     16,884     Ps     79,547
                                              =============      =============     =============

Advertising expenses                          Ps     11,125      Ps     65,100     Ps     65,742
                                              =============      =============     =============

Commissions on prepaid cards                  Ps      2,162      Ps     14,815     Ps     55,357
                                              =============      =============     =============

Purchases of telephone handsets               Ps     89,100      Ps    127,627     Ps    244,267
                                              =============      =============     =============

Sale of handsets commission                                      Ps     52,080     Ps     57,034
                                                                 =============     =============

(*) This interest was accrued during 2000, 2001 and Ps48,843 in 2002 in connection with the capital reduction payable to stockholders (see Note
     12).

Marketing, Distribution and Lease agreements - Grupo Elektra:

In June 1998, the Company entered into a 10 year agreement with Elektra Comercial, S. A. de C. V., T.H.E.O.N.E, S. A. de C. V., Salinas y Rocha, S. A. de C. V. and Grupo Hecali, S. A. de C. V. (collectively "Grupo Elektra") for the marketing and distribution of Unefon's services in Grupo Elektra's national network of stores in Mexico. This agreement was amended in October 1999, November 2000 and December 2000. The current agreement with Grupo Elektra compensates Grupo Elektra based on the percentage of revenues generated from the sales of handsets, airtime sold in its stores and net interconnection from customers acquires by Unefon through Grupo Elektra.

As compensation for Grupo Elektra services, the Company has agreed to pay Grupo
Elektra:

..    The greatest of a 20% discount of the value of the handset or 150 pesos discount per handset (indexed annually by the NCPI).

..    5.8% of airtime sold at Grupo Elektra stores for use on Unefon's network through prepaid cards. During the year ended December 31, 2000, 2001 and 2002, the Company accrued commissions of Ps2,162, Ps14,815 and Ps19,196, respectively.

..    5.8% of the net interconnection revenue from "calling party pays"
     subscribers signed-up through Grupo Elektra stores. Net interconnection revenue is defined as interconnection revenue minus cost of interconnection. During 2000, 2001 and 2002, the Company accrued commissions of Ps28, Ps6,040 and Ps8,830, respectively.

In accordance with a ten-year lease agreement dated November 3, 2000, Grupo Elektra receives an annual fee payment of US$3,000 for each of the Grupo Elektra stores at which the Company installs a transmission base or any other equipment. The Company recorded Ps246, Ps265 and Ps282 for fees of this nature during the year ended December 31, 2000, 2001 and 2002, respectively.

Under the terms of the agreements, the Company will defer payment of amounts related to airtime, interconnection and lease space accrued in 2000, 2001 and 2002 until the end of 2004. Amounts accrued in 2003 and 2004 will be payable in 2005. All amounts deferred under these agreements accrue interest at a rate equivalent to Grupo Elektra's average annual interest rate on its peso denominated debt. Starting in 2005, these payments will be made as they accrue.

"Credito Plus":

In November 1, 2000 the Company entered a 5 year agreement with Grupo Elektra, as alternative to promote and sell handsets and airtime through "Credito Plus", these agreement do not imply novation, switch, modification or cancellation of the Grupo Elektra agreement mentioned above.

Unefon will pay a 16.5% commission on prepaid airtime sold inside Elektra stores, to use it on Unefon's Network. The commissions will pay on an accrued basis. During 2000 the amount was no significant, in 2001 and 2002 Operadora paid Ps9,096 and Ps17,263, respectively.

Advertising Agreement - TV Azteca:

In June 1998, the Company entered into a 10 year agreement with TV Azteca under which TV Azteca is to provide the Company with airtime on its two national television channels, Azteca 7 and Azteca 13, in Mexico for Unefon's advertising campaigns. The agreement with TV Azteca was amended in October 1999 and in March 2001.

The principal terms and conditions of the TV Azteca agreement include:

..    TV Azteca will supply Unefon with advertising spots totaling an aggregate of 120,000 Gross Rating Points ("GRPs") over the term of the agreement, up to a maximum of 35,000 GRPs per year. For purposes of the agreement, GRPs equal the number of total rating points obtained in 60 second transmission of commercial messages. Up to 30% of these GRPs may be used during prime-time, which is defined in the agreement as 7:00 p.m. to 11:00 p.m., Monday through Friday, and 6:00 p.m. to 11:00 p.m., Saturday and Sunday. Unefon can only use the GRPs through December 2009;

..    Unefon will pay TV Azteca 3.0% of its gross revenues up to maximum of
     US$200.0 million. GRPs used by the Company are billed by TV Azteca in accordance with the terms of the agreement as the GRPs are consumed on a rate schedule set forth in the agreement, which provides less expensive GRPs initially and more expensive GRPs over the term of the agreement. Pursuant to the agreement, Unefon has elected to defer payments due in 2000, 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004, with the first payment due in June 2003. The deferred payments accrued interest at an annual interest rate of 12%. Starting in 2003, Unefon's payments to TV Azteca are due on a current basis. At December 31, 2002, the aggregate deferred payments equaled US$15.7 million (including interest);

..    TV Azteca's right to payment under the agreement is subject to compliance by Unefon with its payment obligations under the finance agreement with Nortel; and

..    Pursuant to the advertising agreement, Unefon's failure to pay advances will not be considered a default by Unefon under the agreement. However, TV Azteca will be able to suspend the provision of television services to Unefon after Unefon's continued failure to pay for one year.

During the year ended December 31, 2000, 2001 and 2002, the Company received Ps11,009 Ps70,010 and Ps80,357, respectively, in advertising under the terms of this agreement. Of the 2000 amount Ps4,530 was recorded as preoperating expenses and Ps6,479 in results of operations. The amounts for 2001 and 2002 were recorded in results of operations.

TV Azteca lease agreement:

On May 22, 1998, the Company signed a building lease agreement with TV Azteca for its headquarters in Mexico City for a term of ten years with a one-time right to renew for an additional ten year term. The lease building consists of 8,607, square meters of office space and 300 parking spaces, for which the Company pays Ps2,072 plus value added tax monthly. The lease payment is adjusted monthly by applying NCPI factors.

Alsavision loan

During 2001 and 2002, the Company entered into promissory notes payable to Grupo Alsavision. As of December 31, 2001 and 2002, the Company had outstanding balances of US$19.0 million and US$13.0 million, respectively.

Stockholder loans

As of December 31, 2002 the Company had received short-term stockholder loans in an aggregate amount of US$36.8 million.

NOTE 10 - LONG-TERM FINANCING FROM NORTEL:

Operadora signed a finance agreement with Nortel for a total of up to US$618.0 million, available in two tranches. Tranche "A" was for US$408 million (of which US$135.0 million was to finance working capital requirements) and was available from November 15, 1999 through May 15, 2002. Tranche "B" was for US$210.0 million (of which US$35 million was to finance working capital requirements) and was suppose to be available from May 15, 2002 through May 15, 2003, or earlier in the event that Tranche "A" had been utilized. Tranche "B" was available, on a dollar-by-dollar basis as Tranche "A" was syndicated.

As of December 31, 2002, Operadora drew down US$382.9 million from Tranche "A" and US$14.5 million of Tranche "B", totaling US$397.4 million. On December 27, 2000, Operadora made a mandatory prepayment amounting to US$22.6 million. The prepayment was required as a result of the proceeds received from the Company's initial public offering (see Note 12).

On September 21, 2001, Operadora made another prepayment amounting to US$25.0 million, in order to make available Tranche "B".

At December 31, 2001 and 2002, long-term debt related to this agreement was Ps3,396,494 and Ps3,293,759, respectively (US$349.8 million and US$315.5 million, respectively).

The interest rate on this agreement is defined as LIBOR plus a sovereign spread, plus an applicable margin. In general terms, the sovereign spread is the difference between the interest rate paid on the sovereign debt issued by the Mexican Government and the debt issued by the US Treasury Department. At December 31, 2001 and 2002, the interest rate was 7.8% and 6.8%, respectively.

Given the legal dispute between Unefon and Nortel, the Company has decided to record an interest provision amounted to US$8.1 million equivalent to the interest that would have accrued from August 15 to December 31, 2002. Such provision has been created due to the possibility that exists of Unefon becoming obligated to pay such amounts, in the event that a judicial ruling relative to the aforementioned dispute is issued by a competent authority.

The agreement required Operadora to refrain from: i) incurring any debt not expressly permitted in the terms of the agreement; ii) disposing of assets outside the ordinary course of business; iii) granting liens without the previous consent of the creditors; iv) making restricted payments dividend and other payments; v) merging or investing in other companies without the previous consent of Nortel, and vi) entering into certain operations with related parties, unless previously authorized by Nortel.

Under the financing agreement, an event of default would occur and the financing agreement would become due in the event of the occurrence of any of the following events: a) failure to pay the principal within a grace period of five calendar days; b) failure to pay any other amount within a period of grace of ten calendar days; c) any statement made by Unefon which is not corrected or false or which is not corrected within a period of 30 calendar days; d) any event of noncompliance with the obligations for investment of capital; e) noncompliance with the requirement to keep certain amounts of money in the "debt service reserve account"; f) when the political risk insurance ceases to be in effect; g) noncompliance with any of the requirements, and failure to resolve said noncompliance in a period of 30 calendar days; h) when any concession is revoked, suspended, etc.; i) noncompliance in connection with any other debt in an amount exceeding US$10 million dollars; j) any change in shareholding control, and k) advance termination of the TV Azteca or Grupo Elektra agreements.

On November 14, 2000, Operadora obtained the consent of Nortel with respect to the capital reduction of the 25,000 Series "A" and 25,000 Series "B" shares approved by the Operadora's shareholders in October 2, 2000 (see Note 12), and the timing of the Company's proposed initial public offering (see Note 12).

An arrangement fee of US$11,700 payable on May 15, 2001 was required for obtaining the Tranche "A" loan. The arrangement fee accrues interest at the LIBOR plus 200 base points. The arrangement fee plus interest accrued was paid on June 2001. The arrangement fee on the Tranche "B" was payable wherever the facility became available.

Operadora was also required to pay a commitment fee: i) on the unutilized amounts of Tranche "A", and ii) on Tranche "B" as from the date on which the amounts in question become available. At December 31, 2002 Operadora paid US$355,000 related to Tranche "A" (US$545,000 related to Tranche "A" at December 31, 2001 and US$3.6 million at December 31, 2000).

The financing agreement required the Company to pay on behalf of Nortel the costs incurred by Nortel in the acquisition of political risk insurance. Payments were due on a semi-annually basis. Those amounts are amortized using the straight-line method over the term specified in the insurance contract.

The financing agreement requires the Company to make quarterly deposits beginning from December 31, 1999 into a debt service reserve account in order to guarantee principal and interest payments. At December 31, 2001 and 2002, the balance of such account was Ps164,613 and Ps159,492, respectively, and is presented as restricted cash in the balance sheet.

According to the financing agreement the future maturities of the long-term financing from Nortel at December 31, 2001 and 2002 are as follows:

                                         December 31,
                             ------------------------------------
                                  2001                  2002
                             ---------------       --------------
    2003                     Ps      332,856
    2004                             658,920       Ps     708,414
    2005                           2,404,718            2,585,345
                             ---------------       --------------

                             Ps    3,396,494       Ps   3,293,759
                             ===============       ==============

The balance of the long term financing with Nortel as of December 31, 2002 has been included as a long-term liability in the consolidated balance sheet based on the original repayment terms of the financing agreement. It is possible, however, that as part of the resolution of the legal disputes with Nortel described below, these amounts might have to be repaid within a year from the balance sheet date. Management is not in a position to anticipate the final outcome of this litigation.

At December 31, 2001 and 2002, the Company had no financial derivative instruments to protect itself against exchange and interest rate fluctuations.

The Nortel financing agreement includes certain affirmative and negative covenants and maintenance of certain financial conditions, with which Operadora and its subsidiaries were in compliance until December 31, 2001.

Legal dispute

Unefon and Nortel are currently engaged in disputes over each party's compliance with the terms and conditions of the finance agreement, letter agreement, procurement agreement, and other related agreements entered into by the parties and certain of their shareholders and affiliates.

Unefon asserts that Nortel has not fulfilled its obligations under the finance agreement, letter agreement and procurement agreement. With respect to the finance and letter agreements, Unefon has asserted, among other things, that Nortel breached its obligation to make available to Unefon the second loan tranche under the finance agreement in the amount of US$210.0 million. Unefon contends that Nortel's failure to advance this additional financing has limited Unefon's ability to build out its network, to grow its business in accordance with its business plan and to realize the revenues and profits related to such growth and needed to repay the first loan tranche under the finance agreement. With respect to the procurement agreement, Unefon asserts, among other things, that Nortel failed to properly design and construct the network and failed to provide required and appropriate maintenance and support. Unefon also contends that the settlement agreement signed in July 2002 never became effective because Nortel failed to perform the pre-conditions to its effectiveness. Even to the extent that the settlement agreement became effective, Unefon contends that Nortel failed to perform its obligations thereunder.

As a result of Nortel's alleged breaches, Unefon withheld a US$6.0 million interest payment due to Nortel in August 2002 and has asserted that it is relieved of its payment obligations under the finance agreement by reason of Nortel's breaches.

On August 28, 2002, Nortel sent Unefon a notice alleging that Unefon was in default under the finance agreement due to its failure to make the foregoing interest payment. Nortel also alleged that the proposed spin-off by TV Azteca of its 46.5% stake in Unefon would be deemed to be a change in control under the terms of the finance agreement, which also would constitute a default under the finance agreement unless Nortel consented to such action.

On September 9, 2002, Unefon filed a lawsuit against Nortel in the Supreme Court of the State of New York seeking damages and lost profits in the amount of US$900.0 million. Unefon alleged that Nortel had breached the finance agreement and related letter agreement by failing to advance the second loan tranche of $210.0 million. Unefon also alleged that Nortel had failed to comply with its obligation to pursue syndication of the first loan tranche in a diligent and timely manner, applying its best efforts consistent with standards of commercial reasonableness. Unefon alleged that Nortel's breach had caused Unefon damages, including, among others, lost profits and a diminution in equity value of Unefon and had relieved Unefon of its payment obligations under the finance agreement. As an alternative remedy, Unefon sought specific performance of Nortel's obligation to lend Unefon up to US$210.0 million from the second loan tranche under the finance agreement.

On September 9, 2002, Nortel notified Unefon that based on Unefon's alleged default, Nortel was accelerating all amounts owed by Unefon under the finance agreement, which as of the date of the letter were US$356.0 million in principal and interest. In addition, Nortel informed Unefon that it was terminating the procurement agreement as a result of Unefon's alleged default under the finance agreement.

On September 20, 2002, Nortel filed an answer and counterclaim in the New York Supreme Court action commenced by Unefon in which Nortel asserted, among other things, that it had not breached the finance agreement and related letter agreement and that the remedies sought by Unefon were not available under the finance agreement, the procurement agreement or applicable law. Nortel's counterclaim was based on Unefon's non-payment of the August 2002 interest payment and Nortel sought acceleration and immediate payment of all amounts allegedly due to Nortel under the finance agreement. On October 1, 2002, Unefon answered Nortel's counterclaim and denied the allegations offered in support thereof.

On November 11, 2002, Unefon filed a demand for arbitration under the procurement agreement, as well as the July 2002 settlement agreement, before the American Arbitration Association in New York City. In its demand, Unefon asserted numerous breaches by Nortel of its obligations under these agreements, including design and construction flaws, failure to fulfill software obligations, maintenance failures, failure to provide financing and other economic benefits and refusal to deliver equipment for which Unefon has paid. Unefon seeks damages and an order directing Nortel to deliver immediately all equipment for which Unefon has paid. On December 24, 2002, Nortel filed an answer denying liability and asserting counterclaims based on alleged breaches by Unefon of its payment obligations under the procurement agreement and requested the arbitration tribunal to award damages in the amount of at least US$47.0 million.

On November 11, 2002, Nortel moved for summary judgment on its counterclaim relating to the non-payment of interest. On December 11, 2002, Unefon moved for partial summary judgment on its claim that Nortel breached the finance agreement, and moved to amend its complaint to assert claims for fraud and intentional misrepresentation relating to Nortel's willingness to lend the second loan tranche, including Nortel's willingness to seek syndication of the first loan tranche, and to assert two affirmative defenses: i) that Nortel's fraudulent inducement bars Nortel from any relief under the finance agreement or procurement agreement, and ii) that Unefon is excused from performance under the finance agreement by virtue of Nortel's breaches of the finance agreement and procurement agreement. Unefon also sought a stay of the action pending resolution of the arbitration commenced by Unefon against Nortel, as described above. On January 14, 2003, Nortel filed papers opposing Unefon's motions. Unefon's reply on its cross motions was presented on February 24, 2003.

On November 29, 2002, Unefon and certain of its affiliates commenced an action against Nortel and others in civil court in Mexico City seeking a declaration of the parties' rights under pledge agreements pursuant to which Unefon's and the affiliates' stock had been pledged to Nortel as security to the loans made under the finance agreement. Unefon and its affiliates seek, among other things, declarations that Nortel is disproportionately collateralized and that certain provisions of the stock pledge agreements are void under Article 198 of the Mexican General Commercial Companies Law (which voids any agreement which restricts the free exercise of shareholder voting rights).

On December 12, 2002, Nortel filed a second, separate lawsuit in the Supreme Court of the State of New York seeking authorization from the Court, pursuant to the stock pledge agreement, to sell the shares of Operadora Unefon and Servicios that were pledged to secure its indebtedness, or, in the alternative, authorization to take appropriate steps to obtain control over the management and business of Unefon. On January 3, 2003 Unefon filed a motion to dismiss this action on jurisdictional grounds and on the basis of the prior Mexican action commenced by it against Nortel in regard to the pledge agreements. The parties have stipulated that Nortel will not take any further action to foreclose on the shares until such motion is decided.

In January 2003, Nortel requested the bankruptcy of Unefon before a Mexican court. Unefon has challenged this request and Nortel's bankruptcy claim has been suspended pending resolution of this dispute.

NOTE 11 - AGREEMENTS WITH MATC DIGITAL:

In October 1999, Torres and MATC Digital, S. de R. L. de C. V. ("MATC") entered into a construction agreement with Operadora in which Operadora agreed to build a certain number of communication towers.

In May 2000, Unefon, Operadora and Torres entered into the following agreements with MATC and American Tower Corporation ("ATC"), the parent company of MATC:

.. Build-to-Suit agreement between MATC and Operadora. Pursuant to this agreement, the parties agreed that MATC would find and/or build tower sites for Operadora in specifically designated locations in Mexico.

.. Master Lease agreement between Torres and Operadora. Pursuant to this agreement, the parties agreed that Operadora would lease space from MATC within tower sites built (under the terms of the Build-to-Suit agreement) or owned or managed by MATC.

.. Co-ownership agreement between MATC and Torres. Pursuant to this agreement, the parties agreed to co-own, on an equal 50%-50% basis, tower sites built by MATC and requested by Operadora under the terms of the Build-to-Suit agreement.

In December 2000 the Company and MATC entered into amended and restated Build-to-Suit and Master Lease agreements and into a Termination agreement to terminate and unwind the Co-ownership agreement.

Termination agreement:

In connection with the termination and unwinding of the Co-ownership agreement the parties agreed to treat all build-to-suit sites and single tenant rooftop sites constructed pursuant to the original Build to Suit agreement as if they had originally been designated as excluded build to Suit sites. As a result MATC became the sole owner of all rights, title and interest in and to the Co-ownership rights and the Co-ownership assets.

The consummation of the termination of the Co-ownership agreement and the Amended and Restated Build-to-Suit and Master Lease agreements was scheduled to occur in two closings. At the initial closing on December 8, 2000, MATC paid US$10.4 million to the Operadora which consisted of the termination fee of US$4.5 million plus US$7.0 million representing Unefons' good faith estimate of the reimbursable costs less US$1.1 million representing MATC's good faith estimate of the aggregate prior rent. The termination fee received was recorded as other income in the results of operations.

At the final closing, the parties will deliver any amounts due relating to the reimbursable cost adjustment and the aggregate prior rent adjustment.

Through December 31, 2001 and 2002, the Company had incurred costs of approximately Ps206 million and Ps173 million in connection with the construction of the communications towers. The amount received from MATC as payment for reimbursable costs plus accrued rents (Ps238 million and Ps201 million) has been offset against the amount incurred by the Company in its balance sheet included in accounts payable and accrued expenses at December 31, 2001 and 2002, respectively.

Amended and Restated Build-to-Suit and Master Lease Agreements:

The Amended and Restated Build-to-Suit agreement states that MATC: a) will acquire, develop and/or build within search rings identified by the Company all new build-to-suit sites during the term of the agreement and that the Company shall lease certain space from MATC pursuant to terms provided in the Amended and Restated Master Lease agreement; b) identify space on third party existing sites within the search rings identified by the Company; c) identify, investigate and develop space on MATC existing sites within search rings identified by the Company and if such site is selected lease certain space from MATC, and d) perform the searches as set forth in the agreement, as applicable to each site.

The Company is obligated to request at least 400 build-to-suit sites during the term of the agreement. Under the terms of the Amended and Restated Build-to-Suit agreement the Company, ATC and MATC agreed to increase the maximum obligation, as defined in the agreement, to 600 build-to-suit sites.

MATC has the exclusive right to perform services for the Company and its subsidiaries until the earlier of the expiration of the agreement (December 31, 2005) or the date upon which the Company has requested from MATC the 1000th Build-to-Suit site that will be credited toward the maximum obligation.

Under the Amended and Restated Master Lease agreement, the Company agreed to lease space from MATC within equipment shelters constructed and owned by MATC in accordance with the Amended and Restated Build-to-Suit agreement, ground space for the installation of the Company's equipment and space on MATC towers. Each of the site leases is governed by the Amended and Restated Master Lease agreement.

The initial term of each site lease begins on the commencement date of such site lease and will continue for eleven years and may be extended automatically beyond its initial term unless the Company notifies MATC in writing at least 90 days before the renewal period that it does not wish to extend the term. The rent payable to MATC by the Company under each site lease is equal to the base rent plus any additional rent as provided under the terms of the agreement.

At December 31, 2001 and 2002 the Company had leased 467 and 556 sites, respectively. These leases are accounted for as operating leases. The lease expense during the period ended December 31, 2001 and 2002 amounted to Ps154 million and Ps203 million, respectively. The total future minimum lease obligations based on the base rent of 556 sites, under the terms of the contract is approximately US$90.0 million as shown on the following page.

                   Year ended                         Millions of
                  December 31,                        US dollars
                  -----------                         ----------

                     2003                               US$ 11
                     2004                                   11
                     2005                                   11
                     2006                                   11
                     2007                                   11
                     2008 and next year                     35

NOTE 12 - STOCKHOLDERS' EQUITY:

At the Extraordinary Stockholders' Meeting held on October 2, 2000, the Company's stockholders agreed to:

..  Decrease the capital stock by Ps582,647 through canceling the 25,000 Series
   "A" and 25,000 Series "B" subscribed but unpaid shares owned by TV Azteca and Mr. Moises Saba, respectively, and

.. Reduce the capital stock by Ps689,858 through recording liabilities in favor of Mr. Moises Saba and TV Azteca. This account payable to stockholders accrues interest at the rate of 8% annually.

At an extraordinary stockholders' meeting held on November 15, 2000 the stockholders agreed to:

Approve a new capital structure consisting only of Series "A" shares. As a result of this new structure, the Company effected a 6,500 for one stock split and converted its 180,000 Series "A" and 180,000 Series "B" shares into one class of 2,340,000,000 new Series "A" shares, which were divided equally between Mr. Moises Saba and TV Azteca, and

Increase the number of authorized capital stock by Ps538,040 through the issuance of 487,111,272 Series "A" ordinary shares without par value of which:

.. 176,129,032 shares will be sold through a public offering in the Mexican stock market, and

..  310,982,240 shares will be sold through a stock options plan.

On December 19, 2000, the Company completed its initial public offering in the Mexican stock market and issued 176,129,032 Series "A" shares at Ps5.67 per share. Net proceeds amounted to approximately Ps1,000 million, of which Ps805 million was recorded as a premium on share subscription.

After giving effect to the transactions described above, the capital stock is variable with a fixed minimum of Ps2,807,128 (historical) and unlimited maximum. The capital stock is composed of Series "A" common shares, ordinary, without par value, as shown below:

                                                    December 31, 2002
                                                    -----------------

                                               Number of
Stockholder                                     shares             Amount
-----------                                     ------             ------
                                              (thousands)

TV Azteca                                       1,170,000        Ps 1,161,730
Moises Saba Masri                               1,170,000           1,161,730
Various (public)                                  176,129             174,884
Stock options plan                                310,983             308,784
                                                ---------        ------------

Total authorized                                2,827,112           2,807,128
Capital stock authorized but not paid            (310,983)           (308,784)
                                                ---------        ------------

Total outstanding                               2,516,129           2,498,344
                                                =========

Restatement increment                                                 732,707
                                                                 ------------
                                                                 Ps 3,231,051
                                                                 ============

In the event of a capital reduction, income tax will be payable by the Company equivalent to 53.85% of the excess of stockholders' equity over the sum of the capital contributions account, as per the procedures established in the Mexican Income Tax Law.

Stock option plan

On November 17, 2000, the Company established a stock option plan that provides for the issuance of stock options to: a) the persons designated by TV Azteca; b) Mr. Moises Saba or his designee, and c) certain current employees of the Company who will be designated by the Board of Directors.

The stock option plan, which relates to an aggregate of 310,982,240 Series "A" shares, authorizes the issuance of options to acquire capital stock of the Company as follows:

.. 4.25% of the Company's fully diluted capital stock, or 120,152,229 Series "A" shares, to persons designated by TV Azteca (at an exercise price of US$0.1507 per share).

.. 4.25% of the Company's fully diluted capital stock, or 120,152,229 Series "A" shares, to Mr. Moises Saba or to persons whom he will designate (at an exercise price of US$0.1507 per share).

.. 0.5% of the Company's fully diluted capital stock, or 14,135,556 Series "A" shares, to Mr. Moises Saba or to persons whom he will designate (at an exercise price of US$0.3537 per share).

.. 2.0% of the Company's fully diluted capital stock, or 56,542,226 Series "A" shares, to the employees designated by the Board of Directors (at an exercise price of US$0.3537 per share).

A trust has been created to administer the stock option plan. The trust is managed by a committee consisting of two members. The duties of the trust include maintaining a record of:

..  Participants in the stock option plan, trustees and their beneficiaries;

..  The number of option shares granted to each;

..  The exercise price of the option, and

..  The governing terms and conditions of the plan.

Under the terms of plan the options will be granted on specified anniversary dates as provided below:

                                                   % of options
                  Anniversary date                 to be granted
                  ----------------                 -------------

                   January 1, 2001                       10
                              2002                       10
                              2003                       20
                              2004                       30
                              2005                       30

These grants are contingent on the achievement of specific goals determined by the Technical Committee. The options will be considered granted once they are approved by the Technical Committee. If the Technical Committee does not take action, the options will be considered granted 90 days after the anniversary dates of the conditional assignment. Once the options have been granted there is a one year vesting period after which the participants have up to five years in which to exercise the options.

The Technical Committee has the authority to accelerate all or part of the options granted to any participant in the plan, provided that the right to accelerate is extended proportionally to the rest of the participants in the plan. Upon termination participants may retain options vested through the date of their termination.

Beneficiaries of the participants will automatically acquire the right to exercise the vested options in the case of death or permanent disability of any of the participants.

In 2001, the Technical Committee completed the final assignment of the options to be awarded under the plan and had notified the participants of the number of options that they would be eligible to be granted at the various anniversary dates.

At December 31, 2001 and 2002, the total number of shares formally assigned were 54,895,508 and 54,826,383, respectively.

Principal shareholder

In October 2000, TV Azteca granted rights to acquire all of the shares of Unefon that it owns on a pro-rata basis to the holders of all of TV Azteca's outstanding shares and to certain other of TV Azteca's securities. The grant of the rights to acquire the Unefon Series "A" shares was subject to receiving the consent of the holders of the TV Azteca notes and Azteca Holdings' 11% Senior Secured Notes due 2002, or Azteca Holdings' 11% notes. On March 27, 2001, TV Azteca and Azteca Holdings obtained these consents and paid a fee totaling Ps121,328 (nominal) to certain holders of the Azteca Holdings 11% notes and TV Azteca notes. The grant of the rights remains subject to the filing and effectiveness of a registration statement with the SEC that registers the Unefon Series "A" shares underlying the rights and the receipt of all applicable regulatory and third-party approvals, including the consent of Nortel (see Note
10). The rights to acquire the Unefon Series "A" shares were originally only exercisable on December 11, 2002. However, in December 2002, TV Azteca approved the change of the exercise date to December 12, 2003.

NOTE 13 - TAX MATTERS:

Income tax ("IT")

Unefon and its subsidiaries do not consolidate for tax purposes.

For the year ended December 31, 2000, 2001 and 2002, Unefon determined combined losses for IT purposes of Ps566,710, Ps729,484 and Ps207,121, respectively, which can be amortized against future income, and restated by applying factors derived from the NCPI.

The difference between book and tax results is mainly due to effects of inflation; non-deductible expenses; the difference between book and tax depreciation and amortization; capitalization of certain expenses, interest and exchange losses for book purposes and timing differences for certain items that are reported in different periods for financial reporting and IT purposes.

The components of deferred tax assets and (liabilities) are comprised of the following:

                                                         December 31,
                                                         ------------

                                                  2001               2002
                                                  ----               ----

Deferred revenue                            Ps       72,487    Ps      224,607
Inventories                                        (128,157)          (149,204)
Property, furniture and equipment - Net             (54,475)            (1,855)
Pre-operating expenses                             (286,554)          (179,046)
Advance payments                                   (243,035)          (112,921)
Accrued expenses                                    143,839            277,853
Concession rights                                (3,999,245)        (3,450,456)
Tax loss carryforwards                            5,177,165          5,542,659
Capitalization of comprehensive financing
 cost                                                   (19)                 -
                                            ---------------    ---------------

                                                    682,006          2,151,637

Statutory IT rate                                        35%                34%
                                            ---------------    ---------------

Deferred IT asset                                   238,702            731,557
Valuation reserve                                  (238,702)          (731,557)
                                            ---------------    ---------------

Net deferred IT                             Ps            -    Ps            -
                                            ===============    ===============

At December 31, 2002, the Company had the following combined tax loss carryforwards, which under the Mexican Income Tax Law (IT Law) are inflation-indexed through the date of utilization:

                 Year of expiration                            Amount
                 ------------------                            ------

                        2008                              Ps    1,517,621
                        2009                                    2,521,723
                        2010                                      566,710
                        2011                                      729,484
                        2012                                      207,121
                                                          ---------------

                                                          Ps    5,542,659
                                                          ===============

Asset tax

The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the IT due.

In 2001 and 2002, the Company and its subsidiaries were not subject to asset tax, under current tax provisions.

Employees' statutory profit sharing

Employees' statutory profit sharing is determined by Servicios SPC at the rate of 10% on taxable income, adjusted as prescribed by the Mexican IT Law. For the year ended December 31, 2000, 2001 and 2002 Servicios determined an employee' statutory profit sharing of Ps41, Ps133 and Ps99, respectively.

NOTE 14 - CONTINGENCIES:

Midicel, a Mexican wireless telecommunication company' has commenced legal proceedings ("amparo") in the Mexican Federal Ninth District Court for Administrative Matters in order to nullify the granting (in general) of the concessions for the use and exploitation of the bandwidths of frequencies of the radio-electric spectrum, of seven telecommunication companies including Unefon. Although the Company has been successful in defending itself in similar disputes and litigation, the Company cannot assure that it will be successful in defending claims of this nature in the future. Management believes that Midicel's claims lack a legal basis for annulment of Unefon concessions.

NOTE 15 - SEGMENT INFORMATION:

The Company evaluates and assesses its performance on a city-by-city basis. All of the cities provide substantially the same services to their customers. Summarized financial information concerning the Company's reportable segments is shown in the following table (figures in this note are in millions of Mexican pesos of December 31, 2002 purchasing power).

Period from February 1, 2000
(commencement of operations)                                         Others
to December 31, 2000                    Toluca   Acapulco   Mexico     (2)    Total
--------------------                    ------   --------   ------     ---    -----

Total net revenue                         Ps 28     Ps 42    Ps  139   Ps  111   Ps  320
                                          -----     -----    -------   -------   -------
Segment costs and expenses (1)              (32)      (44)      (159)     (297)     (532)
                                          -----     -----    -------    ------   -------

Segment loss                              Ps (4)    Ps (2)   Ps  (20)  Ps (186)     (212)
                                          =====     =====    =======   =======   -------

Unalocated costs, expenses and income                                               (130)
                                                                                 -------

Net loss for the period                                                          Ps (342)
                                                                                 =======

Period from January 1, 2001                                          Others
to December 31, 2001                    Toluca   Acapulco   Mexico     (2)    Total
--------------------                    ------   --------   ------     ---    -----
Total net revenue                       Ps  90     Ps 113   Ps 757   Ps 588   Ps 1,548
Segment costs and expenses (1)             (70)       (84)    (686)  (1,096)    (1,936)
                                        ------     ------   ------   ------   --------

Segment income (loss)                   Ps  20     Ps  29   Ps  71   Ps (508)     (388)
                                        ======     ======   ======   ======

Unallocated costs, expenses and income                                            (727)
                                                                              --------

Net loss for the period                                                       Ps (1,115)
                                                                              ========

Period from January 1, 2002
to December 31, 2002

Total net revenue                       Ps 147     Ps 177  Ps1,542  Ps1,173   Ps 3,039
Segment costs and expenses (1)             (68)       (79)    (721)  (1,536)    (2,404)
                                        ------     ------  -------  -------   --------

Segment income (loss)                   Ps  79     Ps  98  Ps  821  Ps (363)       635
                                        ======     ======  =======  =======

Unallocated costs, expenses and income                                          (1,507)
                                                                              --------

Net loss for the period                                                       Ps  (872)
                                                                              ========

(1) Do not include depreciation and amortization.

(2) Includes the cities of Torreon, San Luis Potosi, Aguascalientes, Puebla, Leon, Guadalajara, Monterrey, Queretaro, Morelia, Tampico, Saltillo and Tuxtla Gutierrez.

The Company does not report assets by segments.

NOTE 16 - SUBSEQUENT EVENT:

Dispute between Unefon and Nortel

In January 2003, Nortel petitioned for the bankruptcy of Unefon before a Mexican court. In response, Unefon filed an action for relief (amparo) before a federal district court challenging Nortel's request. In April 2003, a Mexican federal district court ruled against Unefon with regard to its action for relief. However, in May 2003, Unefon appealed the Mexican court's decision. Unefon believes that Nortel's bankruptcy petition is insufficient under Mexican Law and that it will therefore prevail in this proceeding. Upon the filing of Unefon's initial action for relief, the federal district court suspended Nortel's bankruptcy claim pending its analysis of the sufficiency of Nortel's petition, which suspension is still in effect.

NOTE 17 - RECONCILIATION OF DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP:

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10 "Recognition of the Effects of Inflation on Financial Information". The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation for both Mexican and US accounting purposes. Therefore, the following reconciliation to US GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and US GAAP are summarized in the following pages with an explanation, where appropriate, of the effects on consolidated results of operations and stockholders' equity. The various reconciling items are presented net of any price level gain (loss).

a.  Reconciliation of consolidated results of operations:

                                                                            Year ended December 31,
                                                                            -----------------------
                                                      Sub-note
                                                      reference        2000          2001             2002
                                                      ---------        ----          ----             ----
    Net loss under Mexican GAAP                                   Ps ( 342,137)  Ps (1,114,710)  Ps ( 871,762)
    Revenue recognition:
    - Sales of handsets and service revenue             i.             (20,781)          8,591         (3,389)
    - Operating and distribution fee                                   (13,898)         13,898              -
    Capitalized comprehensive financing cost - Net      ii.            255,977         111,036         80,060
    Advertising costs                                   iii.          (218,095)       (204,501)       (13,982)
    Pre-operating expenses                              iv.           (299,974)         67,490         76,279
    Deferred income taxes                               v.             (25,616)      -                      -
    Stock option plan                                   vi.          -                 (59,329)             -
                                                                  ------------   -------------   ------------
    Net loss under US GAAP                                        Ps  (664,524)  Ps (1,177,525)  Ps  (732,794)
                                                                  ============   =============   ============
    Basic and diluted net loss per share                          Ps    (0.283)  Ps     (0.467)  Ps     (.291)
                                                                  ============   =============   ============
    Weighted average number of shares outstanding
     (thousands)                                                     2,347,339       2,516,129      2,516,129
                                                                  ============   =============   ============

b.  Reconciliation of stockholders' equity:

                                                                            Year ended December 31,
                                                                            -----------------------
                                                      Sub-note
                                                      reference        2000          2001             2002
                                                      ---------        ----          ----             ----
    Balance under Mexican GAAP                                     Ps4,450,010     Ps3,335,300    Ps2,463,538
    Revenue recognition:
    - Sales of handsets and service revenue             i.             (20,781)        (12,190)       (15,579)
    - Operating and distribution fee                                   (13,898)              -              -
    Capitalized comprehensive financing cost - Net      ii.            866,421         977,457      1,057,517
    Advertising costs                                   iii.          (218,095)       (422,596)      (436,578)
    Pre-operating expenses                              iv.           (724,165)       (656,675)      (580,396)
                                                                  ------------   -------------   ------------
    Balance under US GAAP                                         Ps 4,339,492   Ps  3,221,296   Ps 2,488,502
                                                                  ============   =============   ============

c. An analysis of the changes in stockholders' equity under US GAAP is as follows:

                                                        2000           2001           2002
                                                        ----           ----           ----
    Balance at beginning of the year                 Ps 4,693,856  Ps 4,339,492    Ps 3,221,296
    Capital stock cancelled                              (689,858)            -               -
    Capital stock increase                              1,000,018             -               -
    Net loss                                             (664,524)   (1,177,525)       (732,794)
    Stock option plan                                           -       120,516          30,083
    Stock option plan dividends                                 -       (61,187)        (30,083)
                                                     ------------  ------------    ------------
    Balance at end of the year                       Ps 4,339,492  Ps 3,221,296    Ps 2,488,502
                                                     ============  ============    ============

d.  Significant differences between US GAAP and Mexican GAAP:

    i.  Revenue recognition

        Sales of handsets and service revenue -

        Under Mexican GAAP, revenue from the sale of handsets is recognized when the equipment is delivered to distributors and when the legal title to handsets passes. Since the Company has effective control over the pricing and marketing of the handsets sold to the ultimate customers and provides the distributors with a guaranteed margin on the sale of the handsets, revenue, for US GAAP purposes, is recognized upon the sale of the handsets to the ultimate customer and customer activation. Based on interpretations of Staff Accounting Statement No. 101 provided by the SEC staff the Company considers that the sale of handsets and free wireless service offered on customer service activation represents a multiple-element arrangement that involves product sale and a future service contract for US GAAP purposes.

        Since the handsets have value apart from the future service contract, proceeds from the sale of handsets to the distributors are recognized under US GAAP as revenue from the sale of handsets and deferred revenue to be derived from future wireless service base on the relative fair value of the handsets and future services. Revenue allocated to the sale of handsets is recognized when the handsets are sold to the final customers, the deferred revenue allocated to wireless service is recognized as the services are provided.

        Provided below is a summary of deferred costs/deferred revenue, revenue on the sale of handsets, service revenue and cost of handsets under Mexican and US GAAP as of and for the years ended December 31, 2000, 2001 and 2002.

                                                            December 31, 2000
                                              ------------------------------------------
                                              Mexican GAAP     US GAAP        Difference
                                              ------------     -------        ----------
        Balance sheet:

        Deferred cost                         Ps         -   Ps     81,531   Ps   81,531
        Deferred revenue                                 -        (102,312)     (102,312)
                                              ------------   -------------   -----------

        Net amounts                                      -   Ps    (20,781)  Ps  (20,781)
                                              ============   =============   ===========

        Results of operations:

        Revenue on sale of handsets - Net     Ps   247,935   Ps    113,103   Ps (134,832)
        Service revenue                             34,094          66,613        32,519
        Cost of handsets                          (324,313)       (242,781)       81,532
                                              ------------   -------------   -----------

        Net loss                              Ps   (42,284)  Ps    (63,065)  Ps  (20,781)
                                              ============   =============   ===========

                                                             December 31, 2000
                                              ------------------------------------------
                                              Mexican GAAP      US GAAP      Difference
                                              ------------      -------      ----------
        Balance sheet:

        Deferred cost                         Ps         -   Ps      6,239   Ps    6,239
        Deferred revenue                                 -         (14,830)      (14,830)
                                              ------------   -------------   -----------

        Net amounts                           Ps         -   Ps     (8,591)  Ps   (8,591)
                                              ============   =============   ===========

        Results of operations:
        Revenue on sale of handsets - Net     Ps   400,102   Ps    371,470   Ps  (28,632)
        Service revenue                            607,766         651,231        43,465
        Cost of handsets                          (874,405)       (880,647)       (6,242)
                                              ------------   -------------   -----------

        Net income                            Ps   133,463   Ps    142,054   Ps    8,591
                                              ============   =============   ===========

                                                           December 31, 2002
                                              ------------------------------------------
                                              Mexican GAAP      US GAAP      Difference
                                              ------------      -------      ----------
        Balance sheet:

        Deferred cost                         Ps         -   Ps     32,273   Ps   32,273
        Deferred revenue                                 -         (28,884)      (28,884)
                                              ------------   -------------   -----------

        Net amounts                           Ps         -   Ps      3,389   Ps    3,389
                                              ============   =============   ===========

        Results of operations:
        Revenue on sale of handsets - Net     Ps   426,801   Ps    441,450   Ps   14,649
        Service revenue                          1,525,517       1,539,752        14,235
        Cost of handsets                          (891,171)       (923,444)      (32,273)
                                              ------------   -------------   -----------

        Net income                            Ps 1,061,147   Ps  1,057,758   Ps   (3,389)
                                              ============   =============   ===========

    ii. Comprehensive financing cost - net

        Capitalized interest -

        In 1999, under Mexican GAAP the Company did not elect to capitalize interest expense associated with its long-term debt, while under US GAAP, the Company capitalized interest. Beginning in 2000, the Company began to capitalize interest under Mexican GAAP, which is permitted but not required. The difference in the amount of interest capitalized under Mexican and US GAAP is due to the determination of eligible assets and qualifying interest.

        Net monetary gain -

        Under Mexican GAAP, the Company capitalized gain on monetary position related to the indebtedness used to finance the concession rights and equipment acquired from Nortel. Under US GAAP, the gain on monetary position may not be capitalized, and consequently under US GAAP the Company must recognize an additional depreciation and amortization expense.

        Exchange loss -

        For Mexican GAAP purposes, the Company capitalized currency exchange fluctuations from the loan used to acquire equipment from Nortel. Under US GAAP, exchange gains and losses may not be capitalized, and consequently the Company recognized on additional depreciation and amortization expense.

        Provided below is a summary of capitalized  comprehensive financing cost
        - net under Mexican and US GAAP:

                                                                         At December 31,
                                                                         ---------------
                                                            2000            2001               2002
                                                            ----            ----               ----
        Mexican GAAP:

        Capitalized interest on fixed assets and
         concessions                                   Ps     224,270    Ps     260,686     Ps    282,697
        Capitalized exchange loss on fixed assets              30,362            19,651            53,567
        Capitalized net monetary gain on fixed
         assets and concessions                              (738,053)         (743,880)         (758,575)
                                                      ---------------   ---------------   ---------------

                                                             (483,421)         (463,543)         (422,311)
        Accumulated depreciation and amortization               5,672            17,289            22,965
                                                      ---------------   ---------------   ---------------

        Net capitalized comprehensive financing
         costs under Mexican GAAP                            (477,749)         (446,254)         (399,346)
                                                      ---------------   ---------------   ---------------

        US GAAP:

        Capitalized interest on fixed assets and
         concessions                                          406,141           576,285           690,711
        Accumulated depreciation and amortization             (17,469)          (45,082)          (32,540)
                                                      ---------------   ---------------   ---------------

        Net capitalized interest under US GAAP                388,672           531,203           658,171
                                                      ---------------   ---------------   ---------------

        Net adjustment                                Ps     (866,421)  Ps     (977,457)   Ps  (1,057,517)
                                                      ===============   ===============   ===============

   iii. Advertising costs

        Under both Mexican and US GAAP, television advertising costs related to TV Azteca agreement are expensed when the airtime is used. Under Mexican GAAP, television advertising costs are expensed in accordance with the rates established in the advertising agreement, while under US GAAP advertising costs are accrued in such a manner so to result in a constant periodic rate per gross rating point.

                                                                       December 31,
                                                                       ------------
                                                           2000             2001              2002
                                                           ----             ----              ----
        Advertising cost under Mexican GAAP           $     11,009      $     70,010     $    80,357
        Advertising cost under US GAAP                    (229,104)         (274,511)        (94,339)
                                                      -------------     -------------     -----------

        Net adjustment                                $   (218,095)     $   (204,501)    $   (13,982)
                                                      =============     =============     ===========

    iv. Pre-operating expenses

        According to Mexican GAAP, expenses incurred during the pre-operating stage are capitalized, while under US GAAP, they are expensed when incurred.

    v.  Deferred income tax

        Under Mexican GAAP income tax is recorded by the comprehensive assets and liability method, which consists of recognizing deferred income tax on all differences between the book value and tax value of assets and liabilities.

        The Company follows Statement of Financial Accounting Standards ("FAS") No. 109 for US GAAP reconciliation purposes. This statement requires an asset and liability approach to financial accounting and reporting income tax under the following basic principles: a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year; b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards; c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, and d) the measurement of deferred asset tax is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Under this method, deferred tax is recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credits arise (subject to a valuation reserve with respect to any tax benefits not expected to be realized). The subsequent realization of this benefit does not affect income. Consequently, there are no extraordinary items of this nature for US GAAP purposes.

        The temporary differences under FAS No. 109 are determined based on the difference between the indexed tax basis amount of the asset or liability and the related stated amount reported in the consolidated financial statements.

        Deferred tax expense or benefit is calculated as the difference between:
        a) deferred assets and liabilities reported at the end of the current year, and b) deferred tax assets and liabilities reported at the end of the prior year, remeasured to units of current general purchasing power at the end of the current period.

        For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized for the amount of the net deferred income tax asset as of December 31, 2000, 2001 and 2002, that more likely than not will be realized.

        The income tax effects of significant items comprising the Company's net deferred tax assets and liabilities under US GAAP are as shown:

                                                                        December 31,
                                                                        ------------
                                                         2000               2001             2002
                                                         ----               ----             ----
        Deferred income tax assets:
        Current:
        Deferred cost/revenue - Net                   Ps        7,273   Ps      2,921   Ps      1,152
        Accrued expenses                                       88,421          60,587         154,283
                                                      ---------------   -------------   -------------

                                                               95,694          63,508         155,435
                                                      ---------------   -------------   -------------

        Non current:
        Pre-operating expenses                        Ps      212,614
        Property, furniture and equipment                      17,233   Ps    160,585   Ps    148,425
        Tax loss carryforwards                                392,693       1,787,992       1,884,504
                                                      ---------------   -------------   -------------

                                                              622,540       1,948,577       2,032,929
                                                      ---------------   -------------   -------------
        Deferred income tax liabilities:

        Current:
        Inventories                                   Ps      (52,657)  Ps    (46,814)  Ps    (50,729)
        Advance payments                                       (8,941)        (60,679)        (20,396)
                                                      ---------------   -------------   -------------

                                                              (61,598)       (107,493)        (71,125)
                                                      ---------------   -------------   -------------
        Non current:
        Concessions and capitalized interest                 (390,465)     (1,762,511)     (2,018,571)
                                                      ---------------   -------------   -------------

                                                             (390,465)     (1,762,511)     (2,018,571)
                                                      ---------------   -------------   -------------

        Net deferred IT assets before valuation
         reserve                                              266,171         142,081          98,668
        Valuation reserve                                    (266,171)       (143,616)        (98,668)
                                                      ---------------   -------------   -------------

        Net deferred tax                              Ps            -   Ps          -   Ps          -
                                                      ===============   =============   =============

        The following provides an analysis of the principal difference between IT computed at the statutory rate and the Company's IT provision for the year ended December 31, 2000, 2001 and 2002.

                                                                     Year ended December 31,
                                                                     -----------------------
                                                            2000             2001              2002
                                                            ----             ----              ----
         Loss before deferred IT                       Ps  (638,908)    Ps   (1,177,525)    Ps   (770,792)
                                                       ============     ===============     =============

         IT benefit at statutory rate                  Ps   223,618     Ps      412,133     Ps    262,069
         Add (deduct):
         Differences between comprehensive
         financing cost - Net of inflationary gains
          or losses                                          17,554            (239,676)         (319,841)
         Non deductible expenses                               (639)             (2,500)           (3,786)
         Others                                             (15,766)            (47,402)           87,736
         Change in valuation reserve                       (250,383)           (122,555)          (26,178)
                                                       ------------     ---------------     -------------

         Income tax expense                            Ps   (25,616)    Ps            -     Ps          -
                                                       ============     ===============     =============

    vi. Stock option plan

        Under Mexican GAAP, stock options granted are given effect only when the options are exercised by crediting capital stock for cash received. For US GAAP purposes, options granted to employees at exercise prices below the market price at the measurement date will result in non-cash compensation cost under US GAAP over the vesting period as determined under Accounting Principles Board Opinion No. 25. Options granted to non-employees of the Company, but employees of the Company within the some controlling group will be accounted as dividends to the controlling entity under US GAAP based on the fair value of the options at the date of grant as determined under SFAS No. 123 "Accounting for Stock-based Compensation". No options were granted in 2000, the Company recorded compensation expense for Ps59,329 and dividends to the controlling entities for Ps61,187 in the year ended December 31, 2001. In 2002, the quoted market price of the stock at the measurement date was lower than the exercise price accordingly the Company did not recognize compensation cost for the options granted to employees. In 2002 the Company recorded dividends to the controlling entities for Ps30,083.

   vii. Earnings per share ("EPS")

        Under Mexican GAAP, diluted EPS is not required for companies with operating and net losses. Under US GAAP, fully diluted EPS will reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the earnings of the entity. At December 31, 2000, 2001 and 2002 there were no outstanding dilutive securities.

  viii. Comprehensive loss

        Comprehensive loss determined in accordance with SFAS No. 130 "Reporting Comprehensive Income" includes certain changes to stockholder' equity not affecting net income (loss) and not related to capital payments, dividend payments or similar transactions with the shareholders. The comprehensive loss for the Company is equal to the net loss, as there are no items of comprehensive loss for the years presented under US GAAP other than the net loss.

    ix. Effect of recently issued accounting standards as they relate to the Company

        On August 15, 2001, the FASB issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees.

        This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made; the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS 143 to have a material impact on its financial condition and results of operations.

        In April 2002, the FASB issued SFAS No. 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002". SFAS No. 145 rescinds SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt", SFAS No. 44 "Accounting for Intangible Assets of Motor Carriers", and SFAS No. 64 "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in APB Opinion No. 30 "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS No. 145 amends SFAS No. 13 "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Management is currently evaluating the impact that the adoption of SFAS No. 145 will have on the consolidated financial statements.

        In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities", or SFAS 146. The issuance of SFAS No. 146 nullifies the former guidance provided by the Emerging Issues Task Force, or EITF, Issued No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring", or EITF 94-3). SFAS No. 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date commitment to an exit or disposal plan. SFAS No. 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged.

        In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation -Transition and Disclosure- an amendment of FAS 123," or SFAS 148. SFAS No. 148 continues to permit entities to apply the intrinsic method of APB 25 "Accounting for Stock Issued to Employees". However, SFAS 148 is intended to encourage companies to adopt the accounting provisions of SFAS No. 123 "Accounting for Stock-Based Compensation", or SFAS 123. SFAS No. 148 provides three transition methods for companies who choose to adopt the provisions of SFAS 123, the prospective method, the modified prospective method and the retroactive restatement method. In addition, SFAS No. 148 mandates certain new disclosures. SFAS 148 is effective for fiscal years ending after December 15, 2002, with early adoption permitted.

        In November 2002, the FASB issued Interpretation No. 45 or FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 clarifies the requirements of SFAS No. 5 "Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees". FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002.

        In January 2003, the FASB issued Interpretation No. 46, or FIN 46 "Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either: 1) the equity investors (if any) do not have a controlling financial interest or

        2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period.

    x.  Long term financing from Nortel

        As mentioned in Note 10, for Mexican GAAP purposes the balance of the long term financing with Nortel as of December 31, 2002 has been included as a long-term liability in the consolidated balance sheet. For US GAAP purposes, current classification is required when the debtor is in violation of a provision of a debt agreement at the balance sheet date and the violation makes the obligation callable within one year from the balance sheet date. Thus, at December 31, 2002, the total indebtedness to Nortel for $3,293,759 is considered as current for US GAAP purposes.

    xi. Cash flow information

        Under US GAAP, a statement of cash flows is prepared based on the provisions of FAS No. 95 "Statement of Cash Flows" in lieu of a statement of changes in financial position under Mexican GAAP. FAS No. 95 establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash items. This statement does not provide specific guidance for the preparation of cash flows statements for price level adjusted financial statements. Cash flows from operating, investing and financing activities have been adjusted for the effects of inflation on monetary items.

        The condensed consolidated statement of cash flows prepared under US GAAP is as follows:

                                                                   Year ended December 31,
                                                                   ---------------------
        Cash flows from operating activities:                2000            2001           2002
                                                             ----            ----           ----
        Net loss                                        Ps   (664,524)  Ps (1,177,525)  Ps   (732,794)
        Adjustments to reconcile net loss to net
         cash (used in) provided by operating
         activities:
        Interest accrued since August 16 to December
         31, 2002 of Nortel Networks Corporation debt                                          84,673
        Stock option plan                                                      59,329
        Deferred income taxes                                  25,616
        Depreciation and amortization                         140,462         433,108         697,937
        Unrealized exchange loss on debt                       42,133
        Monetary gain relating to financing activities       (167,676)       (167,970)       (200,186)
        Changes in assets and liabilities:
        Restricted cash                                      (165,048)        (16,952)          5,121
        Accounts receivable                                   (50,474)       (104,636)        (95,107)
        Recoverable value added tax                           (61,680)        (48,433)         76,612
        Related parties                                       194,915         377,210         324,118
        Handset inventories                                  (161,820)         28,061         (15,444)
        Net changes in other assets, accounts
         payable and accrued expenses                         182,486         798,311         385,977
                                                        -------------   -------------   -------------

        Net cash flows (used in) provided by
         operating activities                                (685,610)        180,503         530,907
                                                        -------------   -------------   -------------

        Cash flows from investing activities:

        Acquisition of property furniture and equipment      (735,945)     (1,183,033)       (410,561)
        Capitalized interest in concession rights            (252,347)        (45,119)        (31,937)
                                                        -------------   -------------   -------------

        Net cash flows used in investing activities          (988,292)     (1,228,152)       (442,498)
                                                        -------------   -------------   -------------
        Cash flows from financing activities:

        Bank loans                                                            465,281        (146,992)
        Proceeds from long-term financing from Nortel       1,186,046         149,661         131,497
        Payments under long-term financing from Nortel       (240,971)        (26,473)
        Proceed from short-term vendor financing              106,897
        Premium on share subscription                         805,474
        Capital stock increase                                194,544
                                                        -------------   -------------   -------------


        Net cash flows provided by (used in)
         financing activities                               2,051,990         588,469         (15,495)
                                                        -------------   -------------   -------------
        Effects of inflation in cash                           15,734          28,370           7,289
                                                        -------------   -------------   -------------

        Increase (decrease) in cash and cash
         equivalents                                         393,822        (430,810)         80,203

        Cash and cash equivalents at beginning of
         period                                              196,313         561,765         123,666
                                                        -------------   -------------   -------------
        Cash and cash equivalents at end of period      Ps    590,135   Ps   130,955    Ps    203,869
                                                        =============   =============   =============

        Supplemental cash flows disclosure:

        Cash paid during the year for interest          Ps    317,942   Ps   387,361    Ps    159,795
                                                        =============   =============   =============
        Other non-cash activities:

        Capital reduction payable to stockholders       Ps    692,607   Ps         -    Ps          -
                                                        =============   =============   =============

        Construction in process - Nortel                Ps  1,372,422   Ps    693,142   Ps          -
                                                        =============   =============   =============

        Pre-paid political risk insurance               Ps     25,549   Ps     19,504   Ps     32,290
                                                        =============   =============   =============

e.  Condensed consolidated balance sheets and consolidated results of operations

    The following condensed consolidated balance sheets and consolidated results of operations reflect the effects of the principal differences between Mexican GAAP and US GAAP:

    CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                      December 31,
                                                                      ------------
                                                           2000              2001             2002
                                                           ----              ----             ----
    Total current assets                              Ps    1,397,320   Ps    1,127,801   Ps    1,024,460
    Property, furniture and equipment - Net                 2,845,225         3,751,426         3,658,767
    Concession rights - Net                                 4,960,503         4,849,597         4,686,817
    Others non-current assets                                  19,866           188,368           180,007
                                                      ---------------   ---------------   ---------------

    Total assets                                      Ps    9,222,914         9,917,192   Ps    9,550,051
                                                      ===============   ===============   ===============

    Total current liabilities                         Ps      680,406   Ps    1,856,343   Ps    5,819,609
    Capital reduction payable to stockholders                 692,607           707,299           695,648
    Long-term financing from Nortel                         3,255,803         3,396,494
    Long-term payables to related parties                     254,606           735,760           546,292
                                                      ---------------   ---------------   ---------------

    Total liabilities                                       4,883,422         6,695,896         7,061,549
                                                      ---------------   ---------------   ---------------

    Capital stock                                           3,231,051         3,231,051         3,231,051
    Premium on share subscription                           1,561,096         1,561,096         1,561,096
    Deficit                                                  (452,655)       (1,630,180)       (2,362,974)
    Stock option plan                                                            59,329            59,329
                                                      ---------------   ---------------   ---------------

    Total stockholders' equity                              4,339,492         3,221,296         2,488,502
                                                      ---------------   ---------------   ---------------

    Total liabilities and stockholders' equity        Ps    9,222,914   Ps    9,917,192   Ps    9,550,051
                                                      ===============   ===============   ===============

    CONDENSED CONSOLIDATED RESULTS OF
    OPERATIONS

                                                                   Year ended December 31,
                                                                   -----------------------
                                                           2000              2001             2002
                                                           ----              ----             ----
    Net revenue                                       Ps      218,068   Ps    1,563,019   Ps    3,067,633
    Total costs and expenses                               (1,026,560)       (2,649,145)       (3,075,522)
                                                      ---------------   ---------------   ---------------

    Loss from operations                                     (808,492)       (1,086,126)           (7,889)
                                                      ---------------   ---------------   ---------------

    Other income - Net                                         58,779            34,493            44,770
                                                      ---------------   ---------------   ---------------

    Interest income                                            14,377            21,752             5,453
    Interest expense                                                           (463,367)         (462,434)
    Amortization of political risk insurance                  (21,616)          (40,749)          (33,155)
    Exchange (loss) gain - Net                                (54,149)          143,664          (599,380)
    Gain on monetary position                                 172,193           212,808           319,841
                                                      ---------------   ---------------   ---------------

    Net comprehensive financing income (cost)                 110,805          (125,892)         (769,675)
                                                      ---------------   ---------------   ---------------

    Loss before IT                                           (638,908)       (1,177,525)         (732,794)
    IT expense                                                (25,616)
                                                      ---------------   ---------------   ---------------

    Net loss                                          Ps     (664,524)  Ps   (1,177,525)  Ps     (732,794)
                                                      ===============   ===============   ===============