Form 20-F
period 2003-12-31
TV AZTECA SA DE CV
filed 2004-07-29
CIK 1023025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 1-14464

TV Azteca, S.A. de C.V.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation of organization)

Periferico Sur 4121

Colonia Fuentes del Pedregal

14141 Mexico, D.F.

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Series A Shares, without par value, (“A Shares”)	New York Stock Exchange*
Series D-A Shares, without par value, (“D-A Shares”)	New York Stock Exchange*
Series D-L Shares, without par value, (“D-L Shares”)	New York Stock Exchange*
Ordinary Participation Certificates (“CPOs”), each representing one A Share, one D-A Share and one D-L Share	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing sixteen CPOs (“ADS”)	New York Stock Exchange
*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10 1/2% Series B Guaranteed Senior Notes Due 2007 (the “TV Azteca 10 1/2% Notes”)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

A Shares: 4,703,278,513, D-A Shares: 2,233,395,611; D-L Shares: 2, 233,395,611

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

i

(continued)

(continued)

*	Omitted because the item is inapplicable.
**	The Registrant has responded to Item 18 in lieu of this Item.

References

Except as stated to the contrary herein, all references herein to television ratings and audience share relate to data gathered by IBOPE AGB Mexico. IBOPE AGB Mexico is one of the nine Latin American branch offices of the Brazilian Institute of Statistics and Public Opinion (Instituto Brasileiro de Opiniao Publica e Estatistica), which was founded in 1942. Unless otherwise indicated, the survey data provided in this annual report on Form 20-F (“Annual Report”) pertains only to surveys of the 28 largest cities in Mexico, which represent approximately 47% of Mexico’s population. IBOPE AGB Mexico’s 28-City Survey included an estimated 11 million television households as of June 30, 2003, the most recent date of this survey.

References herein to “audience share” for a period mean the number of television sets tuned in to a particular program as a percentage of the number of television households watching television during that period. References to “commercial audience share” for a period refers to the number of viewers classified by IBOPE AGB Mexico as ABC+, C and D+ (based on total household income) watching one of Mexico’s four national television networks (the Azteca 7 and 13 networks operated by TV Azteca and Channels 2 and 5, operated by Televisa, S.A. de C.V. (“Televisa”)). References to “rating” for a period refers to the number of television sets tuned in to a particular program as a percentage of the total number of all television households. References to “average weekday, prime-time audience share” mean the average daily audience share, Monday through Friday, during the hours of 7:00 p.m. to 12:00 a.m.

References to “US$,” “$,” “dollars” and “U.S. dollars” are to the lawful currency of the United States of America (the “United States” or the “U.S.”). All references to “Ps.” or “pesos” are to the lawful currency of the United Mexican States (“Mexico”).

The term “nominal” refers to historical amounts that have not been expressed in constant figures, as in the case of Mexican peso amounts, or have not been updated by the current exchange rate, as in the case of U.S. dollar amounts.

References to “U.S. GAAP” are to generally accepted accounting principles in the U.S. and references to “Mexican GAAP” are to generally accepted accounting principles in Mexico.

TV Azteca, S.A. de C.V. (“TV Azteca”) refers to a corporation (sociedad anonima de capital variable) organized under the laws Mexico, and its consolidated subsidiaries (unless otherwise indicated).

Forward-looking Statements

This Annual Report contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are not based on historical facts, but rather reflect TV Azteca’s current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will” or other similar words or phrases. Similarly, statements that describe TV Azteca’s objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause TV Azteca’s actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. Readers are cautioned to review carefully all information, including the financial statements and the notes to the financial statements, included or incorporated by reference into this Annual Report.

In addition to the risk factors described under “Risk Factors” in Item 3 hereof, the following important factors could affect future results, causing these results to differ materially from those expressed in TV Azteca’s forward-looking statements:

•	TV Azteca’s ability to service its debt;

•	the outcome of pending disputes and legal proceedings involving TV Azteca and its affiliates;

•	competitive factors affecting TV Azteca and its subsidiaries in Mexico and the U.S.;

•	cancellations of significant advertising contracts of TV Azteca;

•	limitations on TV Azteca’s access to sources of financing on competitive terms;

•	war or armed hostilities directly or indirectly involving or affecting Mexico or the U.S.;

•	terrorist attacks against the U.S. or its allies in the U.S. or elsewhere;

•	significant economic or political developments in Mexico and globally which affect Mexico; and

•	changes in the Mexican regulatory environment.

These factors and the other risk factors described in this Annual Report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of TV Azteca’s forward-looking statements. Other unknown or unpredictable factors also could harm TV Azteca’s future results. The forward-looking statements included in this Annual Report are made only as of the date of this Annual Report and TV Azteca cannot assure you that projected results or events will be achieved. TV Azteca disclaims any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Information

TV Azteca maintains its books and records in pesos and prepares its consolidated financial statements in pesos. The Mexican Institute of Public Accountants (“MIPA”) has issued Bulletin B-10 ”Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”) and Bulletin B-12 “Statements of Changes in Financial Position” (“Bulletin B-12”). These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. Pursuant to Mexican GAAP, which differs in some significant respects from U.S. GAAP, financial data for all periods in the financial statements included in this Annual Report (the “Consolidated Financial Statements”), unless otherwise noted, have been restated in constant pesos at December 31, 2003, using the National Consumer Price Index (“NCPI”). The effect of the inflation accounting principles described above has not been reversed in the reconciliation to U.S. GAAP. See Note 15 to the Consolidated Financial Statements.

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.11.232 to US$1.00, the average interbank free market exchange rate on December 31, 2003 as reported by the Banco de México (“Mexican Central Bank”). On June 30, 2004, this exchange rate was Ps.11.5130 to US$1.00.

Market data and other statistical information used throughout this Annual Report as noted are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on TV Azteca’s good faith estimates, which are derived from its review of internal surveys, as well as the independent sources listed above. Although TV Azteca believes these sources are reliable, it has not independently verified the information and cannot guarantee its accuracy and completeness.

v

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not required.

ITEM 2. Offer Statistics and Expected Timetable

Not required.

ITEM 3. Key Information

Selected Financial Data

The following selected historical consolidated financial data for the years ended December 31, 2001, 2002 and 2003 have been derived from the audited Consolidated Financial Statements which are included herein, which have been audited by PricewaterhouseCoopers, TV Azteca’s independent auditors, and prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. Note 15 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to TV Azteca, and a reconciliation to U.S. GAAP of TV Azteca’s results of operations, stockholders’ equity and certain other selected financial data for the years ended December 31, 2001, 2002 and 2003. The historical consolidated financial information for the years ended December 31, 1999 and 2000 have been derived from TV Azteca’s audited financial statements, which are not included in this Annual Report and which have been audited by TV Azteca’s independent auditors. These historical results are not necessarily indicative of results to be expected from any future period.

The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes to those financial statements, which are included herein. The Consolidated Financial Statements were prepared giving effect to Bulletins B-10 and B-12 issued by the MIPA, which provide, respectively, for the recognition of certain effects of inflation by TV Azteca and require that the statement of changes in financial position reflect changes from the restated historical balance sheet to the current balance sheet. Pursuant to Mexican GAAP, the summary consolidated financial information set forth below, and all data in the Consolidated Financial Statements, have been restated in constant pesos as of December 31, 2003. The effect of the inflation accounting principles described above has not been reversed in the reconciliation to U.S. GAAP. See Note 15 to the Consolidated Financial Statements.

(in millions of U.S. dollars or constant pesos of December 31, 2003 purchasing power, except ratios, percentages, exchange rates and coverage data)	Year Ended December 31,
	1999		2000		2001		2002		2003		2003(1)
Income Statement Data:
Mexican GAAP
Net revenue	Ps.	5,141	Ps.	6,224	Ps.	6,366	Ps.	6,956	Ps.	7,281	US $	648
Programming, production, exhibition and transmission costs		2,441		2,786		2,568		2,611		2,854		254
Selling and administrative expenses		920		977		995		1,013		1,051		94
Total costs and expenses		3,361		3,763		3,563		3,624		3,905		348
Depreciation and amortization (2)		667		652		628		401		369		33
Operating profit (3)		1,113		1,809		2,175		2,931		3,007		268
Other expenses—net		(1,034)		(391)		(254)		(619)		(417)		(37)
Net comprehensive financing income (cost) (4)		41		(692)		(344)		(1,148)		(837)		(75)
Income before provision for income tax, deferred income tax and extraordinary items		120		726		1,577		1,165		1,753		156
Provision for income tax and deferred income tax (expense) benefit		(387)		21		(11)		(141)		(176)		(16)
Extraordinary items (5)		69		(349)		0		0				0
Net (loss) income		(199)		398		1,566		1,023		1,577		140
Net (loss) income of minority stockholders		(22)		(6)		(2)		0		1		0
Net (loss) income of majority stockholders		(177)		404		1,568		1,024		1,576		140
Net (loss) income per share applicable to majority stockholders		(0.022)		0.045		0.174		0.113		0.173		0
Weighted average shares outstanding (in millions)		7,932		8,967		9,025		9,057		9,125		—
U.S. GAAP*
Net revenue	Ps.	5,419	Ps.	6,369	Ps.	6,179	Ps.	7,103	Ps.	7,507	US$	668
Operating (loss) income (3)		*		*		1,268		2,580		2,566		228
Net income before minority interest		*		*		98		660		738		66
Minority interest		*		*		2		0		(1)		0
Net income		*		*		100		661		737		66
Basic and diluted income (loss) per share		*		*		(0.011)		0.073		0.081		0
Basic weighted average number of common shares outstanding (in millions)		*		*		9,025		9,057		9,125		—
Balance Sheet Data:
Mexican GAAP
Property, machinery and equipment—Net	Ps.	3,186	Ps.	2,784	Ps.	2,396	Ps.	2,320	Ps.	2,185	US$	195
Television concessions—Net		4,208		4,019		3,892		3,890		3,852		343
Total assets		20,461		21,362		22,349		22,520		21,299		1,896
Total debt (6)		7,338		6,824		6,435		6,402		7,516		669
Advertising advances (7)		3,852		4,634		4,824		4,623		4,903		437
Unefon advertising advance		2,364		2,405		2,348		2,253		2,075		185
Todito advertising, programming and services advance		0		947		744		524		320		28
Capital stock		2,823		2,828		2,846		2,849		1,356		121
Majority stockholders’ equity		5,111		4,554		5,998		6,845		4,599		409
Minority stockholders’ equity		41		13		9		9		0		0
Total stockholders’ equity		5,152		4,568		6,007		6,854		4,599		409
Preferential dividends per D-A and D-L Shares		0.00819		0.00819		0.00819		0.00819		0.00819		0.00073
U.S. GAAP
Property, machinery and equipment—Net	Ps.		Ps.		Ps.	2,596	Ps.	2,353	Ps.	2,093	US$	186
Total assets		*		*		18,537		20,498		21,830		1,944
Total debt (6)						6,435		6,402		7,516		669
Advertising advances (7)		*		*		4,824		4,607		4,903		437
Capital stock		2,823		2,828		2,846		2,849		1,356		121
Minority interest						9		9		0		0
Mandatory redeemable securities						0		0		0		0
Stockholders’ equity		*		*		6,156		6,847		6,287		560
Preferential dividends per D-A and D-L Shares		0.00819		0.00819		0.00819		0.00819		0.00819		0.00073

(in millions of U.S. dollars or constant pesos of December 31, 2003 purchasing power, except ratios, percentages, exchange rates and coverage data)	Year Ended December 31,
	1999		2000		2001		2002		2003		2003(1)
Other Financial Data:
Mexican GAAP
Cash flow provided by (used in):
Operating activities		1,179		2,035		1,693		927		1,517	135
Investing activities		(2,517)		(1,366)		(1,072)		(724)		1,975	176
Financing activities		971		(565)		(224)		(471)		(2,459)	(219)
Capital expenditures		198		210		184		250		172	15
U.S. GAAP
Net cash provided by (used in):
Operating activities		*		*		1,683		2,091		2,640	241
Investing activities		*		*		(1,736)		(1,915)		(1,318)	(124)
Financing activities		*		*		394		(711)		(482)	(43)
Other Data:
NCPI (at period end)		85.6		93.2		97.4		102.9		107.0	—
Peso/U.S. dollar exchange rate (at period end)	Ps.	9.500	Ps.	9.650	Ps.	9.160	Ps.	10.395	Ps.	11.232	—
Coverage of the Azteca 7 network (at period end) (8)		94%		95%		95%		95%		95%	—
Coverage of the Azteca 13 network (at period end) (8)		97%		97%		97%		97%		97%	—

*	As described in Note 15A to the financial statements, the Company has restated prior year financial statements for the reasons stated. Several of these items impacted periods prior to 2001. The Company does not believe that it can provide amounts on a restated basis for the indicated items without unreasonable effort and expense and further delay in submitting its annual report on Form 20-F.

(1)	The U.S. dollar amounts represent the peso amounts expressed as of December 31, 2003 purchasing power, translated at an exchange rate of Ps.11.232 per U.S. dollar, the average interbank free market exchange rate on December 31, 2003 as reported by the Mexican Central Bank.
(2)	Effective January 1, 2002, TV Azteca changed the annual depreciation rate applied to its transmission towers from 16% to 5% based on the remaining useful life of these assets. This resulted in a decrease in depreciation expense of Ps.44 million (US$3.9 million) for the year ended December 31, 2002. Also effective as of January 1, 2002, TV Azteca adopted Statement C-8 “Intangible Assets” (“Statement C-8”) issued by the MIPA. As a result of the adoption of Statement C-8, TV Azteca determined that its television concessions qualified as indefinite useful life intangible assets. Accordingly, TV Azteca no longer amortizes its television concessions.
(3)	The decrease in operating profit in 1999, under Mexican GAAP, resulted from the absence of US$59 million (nominal) World Cup Soccer Championship (“World Cup”) revenues in 1999 and the decision by TV Azteca not to raise its advertising rates in 1999, which resulted in a decrease in revenues on a constant peso basis. Operating income in 1999 under U.S. GAAP was significantly impacted by the write-offs of exhibition rights, inventory and accounts receivable as well as higher non-cash compensation expense relating to TV Azteca’s stock option plans in 1999.
(4)	Changes in net comprehensive financing cost primarily reflect fluctuations in the peso-U.S. dollar exchange rate. Net comprehensive financing costs decrease in years in which the peso appreciates against the U.S. dollar and increase in years in which the peso depreciates against the U.S. dollar since TV Azteca’s U.S. dollar-denominated monetary liabilities exceed TV Azteca’s U.S. dollar-denominated monetary assets.
(5)	Extraordinary items in 1999 include income tax benefits from utilization of tax loss carryforwards. Extraordinary items in 2000 include the effect of the National Broadcasting Company (“NBC”) Settlement—net of income tax. Pursuant to a change in Mexican GAAP for the period after December 31, 1999, TV Azteca is not required to report as an extraordinary item income tax benefits from utilization of tax loss carryforwards. Effective January 1, 2000, TV Azteca adopted the guidelines of new Statement D-4, “Accounting Treatment of Income Tax, Asset Tax and Employees’ Statutory Profit Sharing” issued by the MIPA. Pursuant to this statement, the amortization of tax loss carryforwards is not considered an extraordinary item, but rather a component of the provision for income tax and deferred income tax (expense) benefit. During the years ended December 31, 2001, 2002 and 2003, the benefit of the amortization of tax loss carryforwards amounted to Ps.431 million, Ps.374 million and Ps.487 million (US$43.3 million), respectively.
(6)	Represents short-term and long-term portions of all indebtedness.
(7)	Advertising advances are treated as long-term liabilities under Mexican GAAP but are treated as current liabilities under U.S. GAAP.
(8)	Percentage of Mexican television households within broadcast range of the Azteca 7 and Azteca 13 networks, based upon data internally prepared by TV Azteca.

Exchange Rates

Mexico has had a free market for foreign exchange since 1994. Prior to December 1994, the Mexican Central Bank kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by the Mexican Central Bank and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela. The peso declined during this period, but was relatively stable in 1999, 2000 and 2001. The recent financial crises in Argentina and Venezuela have caused instability in Latin American financial markets and could have a negative impact on the value of the Mexican peso. TV Azteca cannot assure you that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end interbank free market exchange rate. The rates have not been restated in constant currency units.

	Peso/U.S. dollar Exchange Rate
Year Ended December 31,	High	Low	Average(1)	Period End
1999	10.630	9.275	9.560	9.500
2000	10.078	9.181	9.445	9.650
2001	9.979	8.966	9.321	9.160
2002	10.395	9.050	9.757	10.395
2003	11.390	10.120	10.8350	11.232
2004 (through June 30, 2004)	11.689	10.808	11.2673	11.513

(1)	Represents the average rates for each period indicated, based on the average of the interbank free market exchange rates on the last day of each month during the period, as reported by the Mexican Central Bank.

The following table sets forth, for the periods indicated, the high and low interbank free market exchange rate. The rates have not been restated in constant currency units.

	Peso/U.S. dollar Exchange Rate
Month Ended	High	Low
December 31, 2003	11.2320	11.2285
January 31, 2004	11.0440	11.0380
February 29, 2004	11.0650	11.0615
March 31, 2004	11.1240	11.1220
April 30, 2004	11.4140	11.4120
May 31, 2004	11.4440	11.4390
June 30, 2004	11.5130	11.5085

Capital Structure

Shares of capital stock of TV Azteca are divided into four series:

Series A: These are the only shares that have the benefit of full voting rights. Azteca Holdings, S.A. de C.V. (“Azteca Holdings”) is currently the owner of record of the majority (66.33%) of the outstanding A Shares. Azteca Holdings is controlled by Ricardo Salinas Pliego, the principal shareholder of Azteca Holdings and Chairman of the Board of Directors of TV Azteca, and his affiliates.

Series D-A and Series D-L: The D-A Shares and D-L Shares have limited voting rights; holders of these shares have the right to vote on (i) the transformation of TV Azteca from one type of company to another, (ii) any merger of TV Azteca (including a merger in which TV Azteca is the surviving entity), (iii) extension of TV Azteca’s existence beyond June 2092, (iv) dissolution of TV Azteca before June 2092, (v) a change of TV Azteca’s corporate purposes, and (vi) a change of TV Azteca’s corporate nationality. The D-A Shares will be converted into A Shares in 2007.

Series L: These shares are authorized but have not yet been issued. TV Azteca expects to issue these shares in 2007, when the D-L Shares will be converted into L Shares.

For a more detailed description of TV Azteca’s capital stock structure, please see the “Item 10. Additional Information—By-laws—Capital Stock” on page 85.

The Mexican Foreign Investment Law and Regulations requires that TV Azteca register any non-Mexican owner of CPOs, or the applicable depositary with respect to any ADSs representing CPOs, with the National Registry of Foreign Investment in Mexico. A non-Mexican owner of CPOs who has not been registered is not entitled to vote any shares underlying the CPOs that he otherwise would have the right to vote or to receive dividends with respect to the shares underlying the CPOs. We have registered The Bank of New York, as depositary (the “Depositary”) for this purpose with respect to the ADSs and the CPOs (and the A Shares, D-A Shares, D-L Shares (and, after conversion, L Shares), as applicable, represented thereby). Nevertheless, it is important to emphasize that holders of the ADSs have extremely limited voting rights. See “Item 10. Additional Information—Limitations Affecting Security Holders” on page 94 for additional information regarding restrictions affecting non-Mexican holders of shares and ADSs.

Dividends

The table below sets forth the nominal amount of preferential dividends per D-A Share and D-L Share paid on April 18, 1999, for the fiscal year ended December 31, 1998; paid on September 30, 2000, for the fiscal year ended December 31, 1999; paid on October 2, 2001, for the fiscal year ended December 31, 2000; paid on October 1, 2002, for the fiscal year ended December 31, 2001; paid on June 30, 2003 for the fiscal year ended December 31, 2002; and to be paid on November 11, 2004, for the fiscal year ended December 31, 2003. Peso amounts have been translated into U.S. dollars at the exchange rate on each of the respective payment dates.

Maturity Year	Pesos Per D-A Share	Pesos Per D-L Share	U.S. Dollars Per D-A Share	U.S. Dollars Per D-L Share
1999	0.00819	0.00819	0.000876	0.000876
2000	0.00819	0.00819	0.000851	0.000851
2001	0.00819	0.00819	0.000894	0.000894
2002	0.00819	0.00819	0.000788	0.000788
2003	0.00819	0.00819	0.000729	0.000729
2004*	0.00707	0.00707	0.000629	0.000629

*	Anticipated distributions for 2004.

The declaration, amount and payment of dividends are determined by majority vote of the holders of the A Shares and generally, but not necessarily, on the recommendation of the Board of Directors. Dividends are declared in the second quarter of each fiscal year based on the audited financial statements of TV Azteca for the preceding fiscal year. The amount of any such dividend would depend on, among other things, TV Azteca’s operating results, financial condition and capital requirements, and on general business conditions. Under TV Azteca’s by-laws and the Ley General de Sociedades Mercantiles (“Mexican General Companies Law”), the gross profits of TV Azteca are applied as described below.

At the annual ordinary general meeting of the shareholders of TV Azteca, the Board of Directors submits the financial statements of TV Azteca for the previous fiscal year, together with the report thereon by the Board, to the holders of A Shares for approval. The holders of A Shares, once the financial statements have been approved, determine the allocation of TV Azteca’s net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of TV Azteca’s historical capital stock (before the effect of restatement). See Note 10 to the Consolidated Financial Statements. Thereafter, the holders of A Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of TV Azteca’s shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders provided that the holders of A Shares resolve favorably for the distribution of dividends. Holders of D-A Shares and D-L Shares (directly or through CPOs) are entitled to receive an annual, cumulative preferential dividend. For 2003, that dividend was approximately nominal Ps.0.00819 per D-A Share or D-L Share (representing 5% of the theoretical value of the capital attributable to those shares as set forth in TV Azteca’s by-laws) before any dividends are payable in respect of the A Shares; for 2004, we anticipate that such dividends shall approximate Ps.0.00707 per D-A Share or L Share. Following payment in full of this preferential dividend, dividends may be paid with respect to A Shares, the holders of which will share equally with the D-A Shares and D-L Shares, on a per share basis, in such dividends. After the tenth anniversary of the creation of the Mexican trust for the CPOs (the “CPO Trust”), and after the conversion of the D-A Shares into A Shares and the D-L Shares into L Shares, all shares of TV Azteca will have equal rights, on a per share basis, to dividends, and will share equally, on a per share basis, in such dividends. The CPO Trust Agreement was entered into in August 1997.

Under the terms of certain financings, TV Azteca is subject to covenants that restrict the payment of dividends. See “—Risk Factors” below.

Risk Factors

Following are certain risks associated with TV Azteca and the investment in TV Azteca’s securities. The risks and uncertainties described below are not the only risks faced by TV Azteca but represent some of the risks that TV Azteca’s management considers important in order to make an investment in TV Azteca. Some of the risks of investing in TV Azteca’s securities are risks specific to the entering into transactions in Mexico. Other risks are specific to the operations of TV Azteca. The following discussion contains information on the Mexican government and the Mexican economy obtained from official publications of the Mexican government. TV Azteca has not verified this information independently. Should any of the following risks materialize, they may affect adversely and materially the operation, financial situation or operation risks of TV Azteca. Should the foregoing happen, the trading price of the securities may diminish and you may lose your investment in whole or in part.

Risks Related to the Operations of TV Azteca

TV Azteca is highly leveraged and its substantial leverage and debt service obligations could adversely affect its business.

TV Azteca is a highly leveraged company, which means that it has a large amount of debt relative to its equity. TV Azteca has US$300 million outstanding principal amount of 10 1/2% Notes due February 15, 2007 (the “TV Azteca 10 1/2% Notes”). In addition, as of December 31, 2003, TV Azteca had US$125 million of indebtedness consisting of 10 1/8% Notes due 2004 (the “TV Azteca 10 1/8% Notes” and, together with the TV Azteca 10 1/2% Notes, the “TV Azteca Notes”), which TV Azteca paid on February 15, 2004. The indenture governing the TV Azteca Notes, dated February 5, 1997, by and among TV Azteca, certain guarantors named therein and The Bank of New York (the “TV Azteca Indenture”), permits TV Azteca, based on its financial results, to incur substantial additional indebtedness in the future. TV Azteca will require substantial cash flow to meet its repayment obligations on the TV Azteca Notes and any future additional indebtedness it may incur. TV Azteca may not be able to generate enough cash to pay the principal, interest and other amounts due under its indebtedness, and there is no assurance that market conditions will permit TV Azteca to refinance its existing indebtedness at maturity. TV Azteca’s substantial leverage could have negative consequences, including:

•	requiring the dedication of a substantial portion of its cash flow from operations to service indebtedness, thereby reducing the amount of cash flow available for other purposes, including capital expenditures, marketing efforts, future growth plans and distributions payable to its shareholders;

•	limiting its ability to obtain additional financing or to refinance its existing indebtedness;

•	placing it at a possible competitive disadvantage relative to less leveraged competitors and competitors with greater access to capital resources;

•	increasing its vulnerability to downturns in its business or the Mexican economy generally; and

•	limiting its ability to implement its recently announced distribution policy.

TV Azteca’s operations are subject to covenant restrictions that may adversely affect its ability to conduct its business.

The TV Azteca Indenture imposes significant operating and financial restrictions on TV Azteca. Such restrictions will affect, and in many respects will limit or prohibit, among other things, TV Azteca’s ability to create liens and to use the proceeds from certain asset sales. The restrictive covenants contained in the TV Azteca Indenture may make TV Azteca more vulnerable to economic downturns and limit the ability of TV Azteca to, and reduce the flexibility of TV Azteca in, responding to changing business or economic conditions or to substantial declines in operating results.

TV Azteca’s newly announced distribution policy will significantly decrease the balance of the restricted payments basket available pursuant to the TV Azteca Indenture.

On February 7, 2003, TV Azteca announced that its Board of Directors had approved a six-year use of cash plan pursuant to which TV Azteca intends to use the free cash generated from its operations to reduce its outstanding indebtedness, which was US$669.2 million as of December 31, 2003. TV Azteca also announced the Board of Directors’ intention to make scheduled distributions to shareholders of approximately US$500 million to its shareholders over the next six years. On April 30, 2003, TV Azteca’s shareholders approved distributions to shareholders for an aggregate amount of US$140 million (approximately US$3 million of preferential dividends for D-A Shares and D-L Shares and approximately US$137 million of capital reductions), of which US$125 million was paid on June 30, 2003 and US$15 million was paid on December 5, 2003. On April 15, 2004, TV Azteca’s shareholders approved distributions to shareholders for an aggregate amount of approximately US$55 million (approximately US$3 million of preferential dividends for D-A Shares and D-L Shares and US$52 million of capital reductions), of which US$33 million was paid on May 13, 2004 and approximately US$22 million will be paid on November 11, 2004.

The TV Azteca Indenture, subject to certain conditions and exceptions, restricts TV Azteca’s ability to make dividends and other distributions in cash to its shareholders. TV Azteca’s ability to make future distributions will be limited at any time to the then current balance of the restricted payments basket. Generally, the capacity of the restricted payments basket is increased by positive adjusted EBITDA of TV Azteca, as defined in the TV Azteca Indenture, net cash proceeds received by TV Azteca from the sale of its capital stock and the reduction in investments received by TV Azteca in cash. In turn, the capacity of the restricted payments basket is decreased when TV Azteca makes restricted payments, such as dividends and other distributions, investments other than permitted investments and interest payments on its indebtedness.

At December 31, 2003, the balance under TV Azteca’s restricted payments basket was approximately US$340 million. However, the balance under TV Azteca’s restricted payments basket will be reduced to US$285 million after giving effect to the payment of the approximately US$55 million shareholder distribution to be paid during 2004. TV Azteca cannot assure you that in the future the balance of TV Azteca’s restricted payments basket will be sufficient to permit it to make significant scheduled shareholder distributions, if any at all.

TV Azteca has a controlling shareholder and TV Azteca engages in transactions with related parties, including its controlling shareholder.

Approximately 59.8% of TV Azteca’s capital stock is owned directly or indirectly by Ricardo B. Salinas Pliego, TV Azteca’s Chairman, and his family. Consequently, Mr. Salinas Pliego, acting through a TV Azteca shareholders meeting, has the power to change the by-laws of TV Azteca, grant and revoke powers of attorney, appoint and remove directors and, in some cases, overrule resolutions adopted by our Board of Directors, all in accordance with Mexican law.

Historically, TV Azteca and its subsidiaries have engaged in a variety of transactions with certain affiliates, including entities owned or controlled by Mr. Salinas Pliego and his family. Those entities include Unefon, S.A. de C.V. (“Unefon”), Todito.com, S.A. de C.V. (“Todito”) and Grupo Elektra, S.A. de C.V. (“Grupo Elektra”), and their subsidiaries. While there are restrictions set forth in the TV Azteca Indenture limiting some types of transactions with affiliates, TV Azteca may engage in certain permitted transactions with affiliates in the future. TV Azteca cannot assure you that future agreements among TV Azteca and its affiliates will be entered into on an arm’s-length basis; such related party agreements may be adverse to the interests of minority shareholders and creditors of TV Azteca.

Television broadcasting in Mexico is highly competitive.

Television broadcasting in Mexico is highly competitive and the popularity of television shows, an important factor in advertising sales, is readily susceptible to change. TV Azteca faces competition from other sources of television programming. Televisa, TV Azteca’s principal competitor, generated a substantial majority of the Mexican television advertising sales in each of the last three years. See “Item 4. Information on TV Azteca—Competition” on page 45. Televisa, which faced little competition in the over-the-air television market prior to TV Azteca’s acquisition of Channels 7 and 13 from the Mexican government in 1993, has substantially more experience in the television industry and substantially greater resources than TV Azteca does. Televisa is one of the leading producers of Spanish-language television programming in the world and has over 20 years of experience producing telenovelas. Televisa also has significant interests in other media, including radio, publishing, music recording and the Internet, which enables Televisa to offer its customers attractive rates for packages combining advertising in various media.

TV Azteca cannot assure you that it will be able to maintain or improve its share of the Mexican television advertising or viewing market in the future, nor can TV Azteca assure you that its costs of obtaining programming and hiring production and creative staff, or the prices at which TV Azteca sells advertising time, will not be adversely affected by competition. In addition to competing with conventional, over-the-air television stations, including certain government-run stations as well as those owned by or affiliated with Televisa, TV Azteca also competes for Mexican television viewers with pay television providers. Cable television, multi-channel multipoint distribution systems (“MMDS”) and direct-to-home (“DTH”) satellite services represent a potential source of competition for TV Azteca’s advertising sales, audiences and program rights. According to IBOPE AGB Mexico, the penetration of pay television as of July 1, 2003 was approximately 16% of all television households.

In November 1996, the U.S. and Mexico signed an agreement regarding cross-border satellite television transmissions. Under the agreement, the Mexican government allows U.S. satellite transmission companies to provide DTH satellite services to Mexican households. TV Azteca cannot assure you that pay television services will not secure a more significant share of the Mexican television audience and television advertising market in the future.

In addition, TV Azteca also competes for advertising revenues with other forms of advertising media, such as radio, billboards, newspapers, magazines and the Internet.

The seasonal nature of TV Azteca’s business affects TV Azteca’s revenue and low fourth quarter revenues could impact TV Azteca’s results of operations.

TV Azteca’s business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry. TV Azteca’s revenue from advertising sales, which is recognized when the advertising is aired, is generally highest in the fourth quarter because of the high level of advertising during the holiday season. See “Item 5. Operating and Financial Review and Prospects—Seasonality of Sales” on page 57. Accordingly, TV Azteca’s results of operations depend disproportionately on revenue recognized in the fourth quarter and a low level of fourth quarter advertising revenue could harm TV Azteca’s results of operations for the year.

TV Azteca’s revenue and profitability are affected by major broadcast events.

In the past, TV Azteca has generated substantial advertising revenue from broadcasting infrequently recurring major broadcast events. See “Item 5. Operating and Financial Review and Prospects—Cyclicality Due to Major Broadcast Events” on page 57. TV Azteca’s broadcast of the 2000 Summer Olympics, the Eurocup Soccer Championship, the Gold Cup Soccer Championship and the 2002 World Cup, as well as the 2000 Mexican presidential campaign and election, significantly increased net revenue during the periods in which they were shown. The absence or cancellation of major broadcast events in some years may harm TV Azteca’s financial condition and results of operations, as in 1999 and 2001, when there were no Summer Olympic or Soccer Championship games. Similarly, TV Azteca’s results of operations may be harmed in years in which a major broadcast event that is expected to draw a large viewing audience in Mexico is held but TV Azteca is unable to obtain the broadcast rights to the event.

If TV Azteca loses one or more of its key advertisers, it could lose a significant amount of its revenues.

In 2003, TV Azteca’s five largest advertisers, Pond’s de México, S.A. de C.V., Procter and Gamble, S.A. de C.V., Teléfonos de México, S.A. de C.V. (“Telmex”), Cervecería Modelo, S.A. de C.V. and Panificación Bimbo, S.A. de C.V., and their affiliates, together accounted for 14% of TV Azteca’s net revenue. The termination of TV Azteca’s relationship with any one of its principal advertisers could harm its operating results.

TV Azteca’s costs of producing and acquiring programming may increase.

TV Azteca’s most significant variable operating costs relate to its internally produced programming and its purchased programming. See “Item 4. Information on TV Azteca—Programming—Programming Produced by TV Azteca” on page 27. The cost of internally produced programming varies considerably depending on the type of programming, and is generally more expensive than purchased programming. Moreover, the production of telenovelas is more expensive relative to the production of other types of programming.

If TV Azteca fails to manage effectively the costs of its internally produced programming or of acquiring exhibition rights for purchased programming, it is possible that its programming costs will increase at a rate higher than advertising revenue. If programming costs increase substantially, TV Azteca’s results of operations may be negatively affected.

From time to time, litigation matters involving TV Azteca have resulted, and may in the future result, in the expenditure of significant financial resources and management attention to the resolution of such controversies.

TV Azteca is currently involved in certain disputes and legal proceedings. See “Item 10. Additional Information—Legal Proceedings—TV Azteca” on page 87. As TV Azteca vigorously defends itself in these disputes, it incurs significant legal expenses. In addition, these matters may from time to time divert the attention of TV Azteca’s management and staff from their customary responsibilities. Moreover, an adverse resolution of an existing legal proceeding involving TV Azteca could have a material adverse effect on TV Azteca’s operating results and financial condition.

If TV Azteca fails to retain members of its senior management, it may be difficult for it to find equally skilled replacements, and its failure to do so would adversely affect its ability to conduct its business.

TV Azteca’s success depends in large part upon the abilities and continued service of its senior management, none of whom have executed employment agreements with TV Azteca. TV Azteca’s senior management is particularly important to its business because of their experience and knowledge of the media industry both in Mexico and internationally. The loss or unavailability to TV Azteca of any of its key management personnel could have significant negative effects. To the extent that the services of its senior management would be unavailable to it for any reason, TV Azteca would be required to hire other personnel to manage and operate its company. There may be a limited number of persons with the requisite skills to serve in these positions, particularly in the markets where TV Azteca operates its business. TV Azteca cannot assure you that it would be able to locate or employ such qualified personnel on acceptable terms.

TV Azteca may experience liquidity difficulties.

TV Azteca may experience liquidity difficulties as a result of a devaluation of the peso or other future economic crises. In addition, any significant decline in TV Azteca’s advertising revenue or significant increase in TV Azteca’s operating costs could cause TV Azteca to experience further liquidity difficulties. The same would be true of any significant increase in the peso cost of debt service on TV Azteca’s U.S. dollar-denominated indebtedness.

TV Azteca’s business is regulated by the Mexican government and its business would be harmed if its broadcast concessions were not renewed or were taken away.

To broadcast commercial television in Mexico, a broadcaster must have a license from the Ministry of Communications and Transportations (Secretaría de Comunicaciones y Transportes) (“SCT”). The SCT grants concessions comprised of one or more broadcast licenses. These concessions may be revoked in very limited circumstances. See “Item 4. Information on TV Azteca—Regulation—TV Azteca—Concessions” on page 46. TV Azteca does not expect any of its concessions to be revoked. TV Azteca’s concessions must be renewed upon expiration and the expiration dates for its broadcast concessions range from April 2006 to July 2009. However, if the SCT fails to renew one or more of TV Azteca’s concessions, TV Azteca will not be able to operate. TV Azteca believes, in part based on the government’s renewal in 1999 of its concession for broadcast in Chihuahua, that the government generally will renew its television concessions upon expiration so long as TV Azteca has operated them in substantial compliance with the terms and conditions of the concessions and in accordance with applicable law. See “Item 4. Information on TV Azteca—Regulation—TV Azteca—Concessions” on page 46. However, TV Azteca cannot assure you that this will happen in the future or that current Mexican law will not change. If TV Azteca is unable to renew its concessions prior to expiration, its business would be significantly harmed.

The payment and amount of dividends are subject to covenant restrictions and to the determination of TV Azteca’s controlling shareholder.

The payment and amount of dividends are subject to the recommendation of TV Azteca’s Board of Directors and approval by the holders of the A Shares. Ricardo B. Salinas Pliego controls directly and indirectly through Azteca Holdings a majority of the A Shares. As long as he continues to control a majority of these shares, he will have, as a result, the ability to determine whether or not dividends are to be paid and the amount of any dividends. In addition, the TV Azteca Indenture contains covenants that restrict, among other things, TV Azteca’s payment of dividends.

The significant share ownership of the controlling shareholder may have an adverse effect on the future market price of the CPOs.

Ricardo B. Salinas Pliego and his family control approximately 59.8% of TV Azteca’s capital stock. Actions by Mr. Salinas Pliego with respect to the disposition of the CPOs he beneficially owns, or the perception that such actions might occur, may adversely affect the trading price of the CPOs on the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“BMV”) and the market price of the ADSs. In addition, the repayment of debt of Azteca Holdings that is secured by CPOs may involve the sale of pledged CPOs. See “Item 7. Major Shareholders and Related Party Transactions” on page 73.

Holders of ADSs may experience dilution as a result of the exercise of stock options with exercise prices substantially below the market price of the ADSs.

At June 30, 2004, TV Azteca had outstanding stock options with respect to approximately 46.12 million CPOs at exercise prices ranging from approximately US$0.13 to US$0.50 per CPO. Currently there are no new CPOs reserved for issuance pursuant to stock options. In addition to the options currently outstanding, TV Azteca has in the past issued options at substantially below the then-prevailing market price of TV Azteca’s CPOs, and TV Azteca may do so in the future. See “Item 6. Directors, Senior Management and Employees—Option Plans” on page 73.

There are risks associated with the Mexican Stock Exchange.

The Mexican securities market is not as large or as active as the securities markets in the United States and certain other developed market economies. As a result, the Mexican securities market has been less liquid and more volatile than other markets. To control excess price volatility, the Mexican Stock Exchange operates a system that suspends dealing in shares of a particular issuer when changes in the price of such shares (expressed as a percentage of that day’s opening price) exceed certain levels. This system is not expected to apply to the CPOs so long as the ADSs are listed on the New York Stock Exchange, Inc. (the “NYSE”) or another foreign market.

Risks Related to the Azteca Holdings Notes and the TV Azteca Notes

Azteca Holdings may not have sufficient funds to make the principal, interest and amortization payments on the Azteca Holdings Notes.

Azteca Holdings, TV Azteca’s majority shareholder, will need to obtain sufficient funds to make the following payments: (i) the interest, amortization and principal payments on the Azteca Holdings 10 3/4% Senior Secured Amortizing Notes due 2008 (the “Azteca Holdings 10 3/4% Notes”); (ii) the interest and principal payments on the Azteca Holdings 12 1/4% Senior Amortizing Notes due 2008 (the “Azteca Holdings 12 1/4% Notes”) and (iii) the interest and principal payments on the Azteca Holdings 12 1/2% Senior Secured Notes due 2005 (the “Azteca Holdings 12 1/2% Notes” and, together with the Azteca Holdings 10 3/4% Notes and the Azteca Holdings 12 1/4% Notes, the “Azteca Holdings Notes”). If Azteca Holdings is unsuccessful in obtaining the necessary funds, Azteca Holdings’ failure to make any or all of these payments would result in a default under each of the indentures governing the Azteca Holdings Notes. The following chart sets forth the total amount currently owed by Azteca Holdings under its notes and the principal, interest and total amounts due on these notes over the next four years:

Amortization Table for Azteca Holdings Notes in Millions of U.S. dollars

		June 2004	Dec. 2004	June 2005	Dec. 2005	June 2006	Dec. 2006	June 2007	Dec. 2007	June 2008
Principal	Int. Rate
Azteca Holdings ‘05	12 1/2	—	—	129.0	—	—	—	—	—	—
Azteca Holdings ‘08	10 3/4	2.3	—	2.3	—	2.3	—	2.3	—	2.3
Azteca Holdings ‘08	12 1/4	—	—	24.1	—	24.1	—	24.1	—	24.1

Interest	Int. Rate
Azteca Holdings ‘05	12 1/2	8.1	8.1	8.1	—	—	—	—	—	—
Azteca Holdings ‘08	10 3/4	0.6	0.5	0.5	0.4	0.4	0.3	0.3	0.1	0.1
Azteca Holdings ‘08	12 1/4	5.9	5.9	5.9	4.4	4.4	2.9	2.9	1.5	1.5

Total (Principal and Interest)		16.9	14.5	169.8	4.8	31.2	3.2	29.6	1.6	28.0

On August 11, 2003, Azteca Holdings filed an Exchange Offer Registration Statement (the “Registration Statement”) for the Azteca Holdings 12 1/4% Notes and the Azteca Holdings 10 3/4% Notes, but the Registration Statement was never declared effective by the SEC. As a result, pursuant to certain Registration Rights Agreements governing the Indentures, Azteca Holdings has been obligated to pay additional default cash interest on the applicable notes until the Registration Statement is declared effective. The corresponding additional interest on the Azteca Holdings 12 1/4% Notes and the Azteca Holdings 10 3/4% Notes shall be paid until such time as Azteca Holdings ceases to be in default under the Registration Statement. As of June 30, 2004, Azteca Holdings has paid US$27,757.42 in default interest on the Azteca Holdings 10 3/4% Notes and US$145,041.89 in default interest on the Azteca Holdings 12 1/4% Notes. Azteca Holdings cannot predict when the Registration Statement will be declared effective, but management does not believe that the default interest payments will materially impact Azteca Holdings’ future operations.

If the holders of the Azteca Holdings Notes pursue an enforcement action against the TV Azteca shares held by Azteca Holdings which results in Azteca Holdings beneficially owning less than 51% of the total voting stock of TV Azteca, then a change of control will be deemed to have occurred under the TV Azteca Indenture, which would obligate TV Azteca to make an offer to purchase all of the outstanding TV Azteca Notes. See “—TV Azteca may not be able to fund a change of control offer” immediately below.

TV Azteca may not be able to fund a change of control offer.

Upon the occurrence of a change of control (as defined under the TV Azteca Indenture), TV Azteca will be required to offer to repurchase all outstanding TV Azteca Notes at 101% of the principal amount of the TV Azteca Notes, plus accrued but unpaid interest, if any, to the date of the purchase. A change of control also may constitute a default under TV Azteca’s existing or future indebtedness or TV Azteca’s subsidiaries’ existing or future indebtedness, which could result in such indebtedness effectively becoming due and payable. The source of funds for any repurchase of the TV Azteca Notes and any such other payments will be TV Azteca’s available cash or cash generated from other sources. However, TV Azteca cannot assure you that it will have sufficient funds to purchase all of the TV Azteca Notes that might be delivered by noteholders seeking to accept the offer to purchase as well as all such other amounts that may be due and payable at that time.

Mexican regulations would adversely affect the rights and interests of noteholders if TV Azteca were subject to a bankruptcy proceeding (concurso mercantil).

Under Mexico’s Ley de Concursos Mercantiles (“Law on Commercial Reorganization”), if TV Azteca is declared bankrupt, its obligations under the TV Azteca Notes:

•	would be converted into pesos and then from pesos into inflation-adjusted units (Unidades de Inversión);

•	would be satisfied at the time claims of all TV Azteca’s creditors are satisfied;

•	would be subject to the outcome of, and priorities recognized in, the relevant proceedings;

•	would cease to accrue interest; and

•	would not be adjusted to take into account any depreciation of the peso against the dollar occurring after such declaration.

TV Azteca may have to make payments due on the TV Azteca Notes in pesos in certain circumstances.

Although TV Azteca is required to make payments of amounts owed on the TV Azteca Notes in U.S. dollars, pursuant to the Ley Monetaria de los Estados Unidos Mexicanos (the “Mexican Monetary Law”) TV Azteca is legally entitled to pay in pesos if payment of the TV Azteca Notes is sought in Mexico (through the enforcement of a non-Mexican judgment or otherwise). Such payment would be made at the rate of exchange for pesos prevailing at the time and place of payment. In the event that TV Azteca makes payments in pesos, TV Azteca cannot assure you that you could convert the amounts paid in pesos into U.S. dollars or that the peso amounts would be sufficient to purchase U.S. dollars equal to the amount of principal, interest or additional amounts due on the TV Azteca Notes. However, TV Azteca has agreed under the TV Azteca Indenture to indemnify the holder of any TV Azteca Notes for the difference between the U.S. dollar amount due to the holder and the U.S. dollar amount that the holder is able to purchase with the amount in pesos that the holder receives or recovers.

Risks Related to the Azteca America Network

The Azteca America Network’s limited history of operations as a U.S. Spanish language television network makes an evaluation of its business and financial condition difficult.

TV Azteca’s operations in the United States commenced only recently and to date have not generated significant revenue. The growth of the Azteca America Network, a new Spanish-language television broadcast network in the United States operated by Azteca

International Corporation (“Azteca International” and “Azteca America Network”), depends on the appeal of TV Azteca’s programming and content to U.S. television audiences and Azteca International’s ability to establish relationships with broadcast stations or cable networks in U.S. markets that have a substantial Hispanic population. Azteca International’s ability to establish such relationships will be affected by several factors, including the willingness of prospective affiliates to broadcast TV Azteca’s programming and Azteca America’s programming, the availability of channels on cable systems to include TV Azteca’s programming and Azteca America’s programming, the ability of Azteca International’s affiliates to fund their operations and capital expenditures and the willingness of Azteca International’s competitors to offer their programming on terms with which Azteca International is unable to compete.

The television broadcasting industry in the United States is subject to extensive governmental regulation, which may adversely affect Azteca International’s business. Among other things, these regulations limit the percentage of a U.S. broadcast station that may be owned by a foreign-controlled corporation, such as Azteca International, to 25%.

Further, the Azteca America Network faces significant competition in the U.S. Spanish-language television broadcast market from both Univision Communications, Inc. (“Univision”) and Telemundo Group, Inc. (“Telemundo”), which is owned by NBC. Each of these competitors has a larger network of affiliates and greater financial resources than Azteca International, and together they presently have substantially the entire U.S. audience share for Spanish-language television.

Azteca International is subject to risks associated with its joint ventures with station affiliates.

Azteca International’s future growth strategy focuses upon entering into station affiliation agreements with existing over-the-air television broadcasting stations that could complement or expand its business. The negotiation of additional station affiliation agreements, as well as the integration of new stations into the Azteca America Network, could require the stations to incur significant costs and cause diversion of management’s time and resources. Failure to achieve the anticipated benefits of any station affiliation or to successfully integrate the operations of new station affiliates could also adversely affect Azteca International’s business and results of operations.

If Azteca International is unable to renew its station affiliation agreements upon termination or enter into new station affiliation agreements, revenues from the markets served by such stations may be significantly diminished.

The various station affiliation agreements Azteca International has entered into either terminate or are terminable after a defined period of time. If Azteca International is unable to agree upon new terms of continuing affiliation with a station operator or find a comparable affiliate in the designated market area served by that station, the revenues generated by the Azteca America Network in that market may be significantly diminished. Moreover, if the Echostar Satellite Corporation (“Echostar”) lawsuit is adversely determined against TV Azteca, this could have an adverse effect on the ability of TV Azteca to provide Azteca International’s station affiliates and cable operators with programming that is also broadcast on the Azteca 13 network (the “Azteca 13 Programming”). See “Item 10. Additional Information—Legal Proceedings—TV Azteca—Echostar” on page 87. This in turn could impact the business and operations of Azteca International and the station affiliates currently comprising the Azteca America Network as well as reduce the interest of other broadcast stations in becoming a part of the Azteca America Network. In certain circumstances, if Echostar obtains an injunction barring Azteca International from distributing Azteca 13 Programming to over-the-air broadcasters that retransmit it to U.S. cable operators, then, subject to certain conditions, certain of Azteca International’s station affiliates would have the right to cancel their station affiliation agreements. Although Echostar is continuing to seek a permanent injunction against TV Azteca, the U.S. court denied Echostar’s application for a preliminary injunction on April 3, 2003. The parties are currently proceeding with fact discovery, which is scheduled to conclude in September 2004. Expert discovery is scheduled to conclude in February 2005. As of June 30, 2004, no trial date has been set. TV Azteca is awaiting final disposition by the U.S. court.

Azteca International’s inability to sell advertising time on its network will adversely affect its revenues and its business.

Azteca International’s business depends on its and its station affiliates’ ability to sell advertising time. Azteca International’s ability to sell advertising time will depend, in large part, on audience ratings and on the overall level of demand for television advertising. A downturn in the U.S. economy could reduce the overall demand for advertising and, therefore, adversely affect Azteca International’s ability to generate advertising revenues. A decline in audience ratings (as a result of competition, a lack of popular programming or changes in viewer preferences) would also adversely affect Azteca International’s revenues, as advertising revenues depend on audience ratings. Also, significant audience ratings for a new television network can take longer to develop as there are multiple viewing options, both in the English and Spanish language, that U.S. Hispanics are familiar with. Moreover, even if the broadcaster has accomplished significant audience levels, such levels could take longer to be reflected in its ratings when measured using certain rating measurement methodologies that rely on top-of-mind surveys. In addition, because Azteca International is focusing its business on the Spanish-language television audience, its level of audience will depend upon:

•	the desire of Spanish-speaking persons in the United States to view Spanish-language programming; and

•	the growth of the Spanish-speaking audience by continued immigration and the continued use of Spanish among Hispanics in the United States.

Should either of these factors change, the Azteca America Network could lose part of its target audience, resulting in a decline in ratings and a loss of advertising revenues.

Azteca International’s ability to sell advertising time will also depend on the level of demand for television advertising. Historically, the advertising industry, relative to other industries, has been particularly sensitive to the general condition of the economy. As a result, Azteca International believes that spending on advertising tends to decline disproportionately during an economic recession or downturn as compared to other types of business spending. Consequently, a recession or downturn in the U.S. economy would likely materially adversely affect the advertising revenues and results of operations of the Azteca America Network and in turn Azteca International.

Because the U.S. Hispanic population is highly concentrated geographically, a regional downturn in economic conditions or other negative event in particular markets could have a material adverse effect on the operations of the Azteca America Network.

Approximately 33% of all U.S. Hispanics live in the Los Angeles, New York and Miami-Fort Lauderdale markets, and the top 10 U.S. Hispanic markets collectively provide coverage to approximately 56% of the U.S. Hispanic population over 2 years old. The revenues of Azteca International are similarly concentrated in these key television markets. As a result, a significant decline in the revenue from the operations of the stations in these television markets, whether due to a regional economic downturn, increased competition or otherwise, could have a material adverse effect on the financial performance of the Azteca America Network.

Risks Related to Unefon

As discussed further in “Item 5. Operating and Financial Review and Prospect—Critical Accounting Policies and Estimates—Unefon Investment” on page 53, Unefon Holdings, S.A. de C.V. (“Unefon Holdings”) was incorporated as a result of TV Azteca’s split-off as approved in TV Azteca’s General Extraordinary Shareholders Meeting held on December 19, 2003. However, the shares of Unefon Holdings shall only be distributed and delivered to their holders when (i) the split-off becomes effective and (ii) the shares of Unefon Holdings’ capital stock have been listed in the Mexican Stock Exchange and in the U.S. market or quotation system which is chosen for such purposes, with the prior approval by the relevant authorities. While the split-off became effective between the parties on December 19, 2003, the distribution of shares is subject to the listing of the Unefon Holdings shares on the Mexican Stock Exchange and in the U.S. market or quotation system to be chosen for such purposes, with the prior approval by the relevant authorities. Until such listing of the Unefon Holdings shares, the shares of Unefon Holdings’ capital stock shall not be segregated from the shares of TV Azteca and may only be held or negotiated jointly with the shares of TV Azteca. While, as of December 19, 2003, TV Azteca no longer holds any capital stock in Unefon and, thus is no longer a subsidiary of TV Azteca, information shall be provided herein with respect to Unefon until the Unefon Holdings shares are distributed and delivered to their holders.

Risks Related to the Business of Unefon

In order to further develop its business, Unefon might encounter significant capital requirements, which could limit its ability to adequately finance its growth.

Unefon requires considerable amounts of capital in order to adequately run and develop its telecommunications network. If Unefon is not able to generate enough financial resources or to obtain capital from others, its development could be jeopardized and a potential loss of business opportunities could result.

Due to its limited credit history, Unefon could experience difficulty gaining access to the capital markets, obtaining financing from banks, or entering into relationships with certain telecommunication suppliers.

The lack of access to capital could lead Unefon to abandon or limit its current development and expansion plan, to incur regulatory defaults regarding its coverage obligations, and to lose business opportunities.

It is difficult to evaluate Unefon’s current operations and to forecast its future operations, as it has only been in business for four years.

Unefon started its operations in February 2000. Since Unefon is a young company, it could encounter significant risks and expenses as well as unexpected challenges, including:

•	an increase in the number of subscribers as well as the expansion of its services to medium and large companies;

•	generating sufficient cash flow to sustain and grow within its industry;

•	anticipating and adapting to the development of the markets;

•	hiring, retaining, motivating and managing the proper technical and administrative personnel;

•	setting up internal control systems and procedures; and

•	updating and developing its telecommunications infrastructure.

Since it is in the early stage of development, Unefon might not meet some or any of these challenges, which could adversely affect the business’ development and results of operations.

Unefon has never generated net revenues and cannot guarantee that is going to be able to generate them in the future.

Unefon recorded net losses of Ps.1,159 million, Ps.906 million and Ps.1,128 million (US$100.4 million) for the years ended December 31, 2001, 2002 and 2003, respectively. Unefon, like other new Mexican businesses, has incurred higher costs and expenses than it has generated revenues. Unefon has experienced revenue growth over the years, but it cannot guarantee that it will continue to do so, primarily because Unefon’s financial and operating strength is not as great as that of its competitors. Thus, Unefon’s revenue growth should not be used to forecast future revenue streams. Additionally, any significant costs and expenses could severely impact the business, its financial condition and its results of operation, even if Unefon does generate net revenues in the future.

Unefon may face unforeseen difficulties in expanding the capacity and coverage of its network.

Unefon’s ability to expand the capacity and coverage of its network is dependent upon a number of factors, many of which are beyond its control. These factors include, but are not limited to:

•	the ability to obtain and maintain financing for capital expenditures on acceptable terms;

•	the ability to obtain and maintain the necessary concessions, licenses, registrations, permits or authorizations necessary for the operation and expansion of its network and to comply with other regulatory requirements;

•	the ability to obtain telecommunications equipment when needed;

•	identifying new tower locations and switch sites for its network, as well as the ability to obtain permits from the county authorities to install their equipment;

•	delay in the delivery of sites for their towers from MATC Digital, S. de R.L. de C.V. (“MATC Digital”), an unrelated party;

•	the ability to secure space and rights of way for its telecommunications equipment in municipalities and delays in the construction of additional towers and switch sites;

•	unexpected results of operations or strategies in its target markets;

•	technological and competitive developments, including additional market developments and new opportunities; and

•	excess costs and/or mistakes that will necessitate additional funding for the development of its network.

Additionally, Unefon may not be able to respond quickly, or at all, to new or unanticipated capital requirements, which could impede Unefon’s business and development. Some of the factors that would cause significant unanticipated capital needs are regulatory changes, engineering design changes, new technologies, currency fluctuations and significant departures from Unefon’s business plan.

If Unefon is unable to expand its network capacity and coverage, does not do it on time or is unable to meet the new and unexpected capital needs, it will face a great difficulty in increasing and retaining its subscribers, which will limit revenues generated by the business. Also Unefon might fail to properly comply with its title concession obligations, which will, among other things, adversely affect its results of operations and the development of its business.

Unefon’s ability to generate revenues depends on its ability to attract and retain its prepaid subscribers and, without long-term service contracts, Unefon’s future revenues are unpredictable.

Unefon’s ability to generate revenues depends on its ability to attract and retain subscribers, which in turn depends on Unefon’s ability to maintain competitive prices, to increase its subscribers within its target markets and to enhance the quality of its services. In addition, the development of Unefon’s business will depend on a number of factors over which Unefon has limited or no control, including, but not limited to:

•	changes in pricing policies by its competitors;

•	the introduction of new services and enhanced voice quality by its competitors;

•	developments or changes in the regulatory framework for the Mexican telecommunications industry;

•	the growth of the Mexican mobile telecommunications market; and

•	general economic conditions prevailing in Mexico.

Unefon’s revenues are unpredictable and short term in nature.

The future of Unefon’s revenues generated by its base subscribers is unpredictable. Unefon’s subscribers use the service predominately under the prepaid plan and, therefore, Unefon has practically no contract-based subscribers who provide payment throughout the course of a contract. Unefon cannot provide assurances that its current subscribers will continue to use Unefon’s services in the future. At December 31, 2003, Unefon had approximately 1.3 million subscribers, of which not all of them use Unefon’s network regularly. The loss of a larger number of subscribers than predicted could result in a loss of a significant amount of expected revenues. Since Unefon incurs capital expenditures based on its expectations of future revenues, Unefon’s failure to accurately predict revenues could negatively affect its results of operations.

Unefon faces intense competition from an increasing number of strong competitors that could result in an increase in subscriber churn and a decrease in profit margins.

Unefon faces a great number of competitors, and it is expected that competition in the Mexican wireless phone service intensifies as a result of the objective positioning of its competitors, the consolidation of the industry, the growth of actual service providers, and the launch of new products and services from this competitors. Some of these competitors have greater financial and operational resources than does Unefon. Unefon is not in a position to guarantee that it has the financial and operational resources to be able to compete in an effective manner against current and future players in this market. Furthermore, it is possible that Unefon’s inability to compete with other wireless service suppliers might adversely affect the development of Unefon and in its financial results.

Similarly, the Mexican government could grant new concessions to new providers of the services provided by Unefon, which will further intensify Unefon’s competition.

Moreover, Unefon’s competitors have established relationships with third parties that have access to personnel, capital, equipment and other resources that may not be available to Unefon. These resources provide Unefon’s competitors with advantages that could adversely affect Unefon’s business. These new competitors or alliances among existing competitors may diminish Unefon’s market share in the industry. Unefon makes no assurances that it will be able to develop similar relationships or successfully compete against such competitors.

Unefon’s ability to successfully compete will depend as well on its ability to respond to different competitive factors that affect the industry, including new services, changes in consumer’s preferences, demographic, and discount policies adopted by its competitors. If Unefon is unable to respond to its competitors and to the fall of prices and other competitive pressures through the acquisition of new users and the development of new products and services that would increase their number of users, its income, its profitability and its financial position will be seriously impacted.

The coverage of Unefon’s cellular network is limited to urban areas, while its largest competitor provides national coverage for its subscriber base.

Unefon’s business strategy is to develop a significant subscriber base among the upper-lower and middle class subscribers residing in Mexico’s largest cities. As a result, Unefon’s network is limited to areas with dense population. If a Unefon subscriber travels outside of the urban areas in which Unefon’s network has been established, the subscriber will lose his or her connection to the Unefon network. Meanwhile, Unefon’s competitors have a national cellular network that offers service in many areas where Unefon’s coverage is not available, including interstate highways.

Unefon is expanding its national coverage but it makes no assurances that it will complete this initiative; moreover, Unefon makes no guarantee that it will be able to compete with the existing service providers. Unefon’s lack of coverage may adversely affect Unefon’s ability to attract new users and retain existing ones, which will probably damage Unefon’s business development and its revenues.

Unefon depends on other telephone companies for the interconnection between its network and one of those companies.

Unefon depends on agreements with Telmex, Radiomóvil Dipsa, S.A. de C.V. (commonly known as “Telcel”) and other telecommunication service providers in order to be able to connect calls between its network users and those of other networks. More than half of Unefon’s user traffic ends up in other networks. If a dispute should arise between Unefon and other companies regarding interconnection agreements, the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones) (“Cofetel”) has the legal power to resolve such dispute. If Unefon were unable to restructure these interconnection agreements, if the Cofetel where to issue a ruling against the interests of Unefon or if any competitor should not honor its commitments, then the operations, the results of operations and the financial condition of Unefon could be severely affected as well.

The termination of long distance resale agreement between Unefon and other long distance providers could adversely impact the service that Unefon provides to its users.

Unefon has entered into agreements with Operadora Protel, S.A. de C.V. (“Protel”) and Telmex to provide its subscribers with local and international long distance. Protel is the main provider for the long distance services while Telmex serves Unefon in the event Protel is unable to make the connection. Protel was selected by Unefon because of the quality of its services and its competitive prices. In the event that Protel terminates this agreement, Unefon makes no assurance that a similar agreement will be reached with another long distance provider.

Unefon has entered into agreement with related parties, which could create potential conflicts of interests.

Unefon is continuously doing business with Mr. Moises Saba Masri and its affiliates, as well as with TV Azteca, Elektra, and other companies which are owned and controlled by Ricardo B. Salinas Pliego. See “Item 7. Major Shareholders and Related Party Transactions” on page 73. Related party transactions carry with them potential conflicts of interests, which transactions may not be at an arm’s length basis. Even though certain mechanisms are in place to avoid such conflicts from arising, there are no guaranties that all these related party transactions will meet market standards.

The termination of the existing agreements between Unefon and TV Azteca, Grupo Elektra and Alta Rentabilidad could adversely affect the business of Unefon.

Unefon maintains a very important business relationship with TV Azteca, Grupo Elektra and Alta Rentabilidad, S.A. de C.V. (“Alta Rentabilidad”), an unrelated party. Unefon heavily advertises its products through TV Azteca channels. Virtually all of its advertising is transmitted across TV Azteca’s stations.

The agreement with Grupo Elektra allows Unefon to announce, sell and distribute its products through Elektra’s retail stores. Unefon has acquired a significant number of users through the retail stores of Elektra; moreover, it is one of the most important channels of distribution for Unefon’s prepaid air time.

Alta Rentabilidad serves as one of the most important channels of distribution for Unefon, as it provides Unefon with access to series of commercial chains through which Unefon can distribute its products and services.

There is an uncertainty whether the relationship between Unefon, on the one hand, and Grupo Elektra, TV Azteca and Alta Rentabilidad, on the other hand, will continue to thrive. Any negative event that occurs to TV Azteca or Grupo Elektra could jeopardize the operations of Unefon, its operating income and its financial situation.

Under the terms of the agreement for the provision of capacity entered into with Telcel, Unefon may be bound to reimburse to Telcel certain funds, and such reimburse could affect adversely Unefon’s financial situation.

On September 18, 2003, an agreement for the provision of capacity was entered with Telcel in order to render services with respect to a portion of the spectrum which had been licensed to Unefon in the 1850-1865 Mhz/1930-1945 Mhz Frequency Band. Among others, the agreement allows for termination in advance or cancellation thereof should certain circumstances attributable to Unefon occur. If such termination in advance or cancellation occurs, then Unefon would need to return all amounts received and not yet due, plus the corresponding interests; such situation could adversely affect Unefon’s financial condition. Unefon cannot guarantee that it will not incur in any of the termination or cancellation events nor when such events could occur.

Damage to the physical infrastructure or to the Unefon services could result in significant costs and a reduction in its revenue.

The business of Unefon relies on providing safe and reliable telecommunication services to its clients. There are a number of factors that could interrupt Unefon’s ability to provide services to its clients, such as:

•	human error;

•	interruptions in energy provisions;

•	electronic or physical tampering with the security measures;

•	hardware and software viruses;

•	natural disasters (fire, earthquakes, hurricanes, floods, etc.); and

•	sabotage and vandalism.

Damage to the Unefon network, within or out of its control, may result in service interruptions and considerable damages to the equipment. Although, like other networks, Unefon has sustained occasional damages, services have never been suspended. Any technical service failures could weaken subscribers’ confidence in Unefon, which could make it difficult for Unefon to retain its customers, thereby negatively impact its result of operation. Even though Unefon has implemented adequate measures to protect against technical failures, it makes no guarantee that such precautions will be successful. Unefon has insurance policies that cover the above factors, but it cannot guarantee that these policies will cover the damages to the fullest extent.

Unefon relies on a limited number of equipment providers.

Unefon relies on so limited a number of equipment providers that their failure to provide the equipment and/or the service for the equipment affects Unefon’s interests severely.

The Unefon mobile phone business relies mainly on Nortel Networks to provide switchboards and radio bases, while Nokia, Kyosera, LG and Samsung provide Unefon with its mobile phones. If Unefon had to substitute Nortel Networks as a principal provider, the transition to another provider could cause delays as well as additional costs. Also the mobile phone providers could find themselves in shortage of equipment and, therefore, unable to provide Unefon with the quantity and quality of the equipment Unefon requires to operate effectively.

Unefon relies entirely on qualified personnel, which it may be unable to retain.

The development of Unefon, and its ability to generate revenues, depends greatly on the contributions of its engineers, marketers, sales personnel and management. In this industry, competition for qualified technicians, marketing personnel and salesmen is very fierce. The loss of any of its key employees could result in significant losses for Unefon. If Unefon is unable to retain its key employees, it recognizes that it will have to hire other skilled employees. However, there might be a limited amount of people who meet the hiring requirements of a Unefon employee, particularly in the markets outside Mexico City. Unefon does not guarantee that it will be able to find someone who meets the qualifications required to operate and manage Unefon and, even if it did find someone, it is uncertain whether or not Unefon will be able to hire these individuals under terms favorable to Unefon.

Unefon has a syndicated loan agreement with Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa (“Banco Inbursa”) and Banco Azteca, S.A. Institución de Banca Múltiple (“Banco Azteca”). This agreement imposes certain financial limitations on Unefon.

On March 9, 2004, Operadora Unefon, S.A. de C.V. (“Operadora Unefon”), the principal subsidiary of Unefon, entered into a syndicated loan agreement with Banco Inbursa and Banco Azteca, an affiliate of TV Azteca. This agreement imposes obligations on Unefon, such as maintaining certain debt and interest coverage ratios. Loans are payable through an irrevocable management trust. By entering into this trust, Operadora Unefon irrevocably affected the profits originated by the agreement with Telmex (“calling party pays,” a program that started in Mexico whereby any phone call made to a mobile phone is paid by the person who is dialing). The following is in effect until the loan, its interests and any expenses derived from it are completely covered. In the event that Operadora breaches the loan and does not cure such breach during the applicable cure period, the banks may request the trustee to apply all the money deposited in the trust to the payment in full of the loan. If any of the above shall occur, Unefon’s financial position and operating income will be negatively impacted.

Risks Related to the Relationship Between Unefon and Nortel Networks

Unefon highly depends on Nortel Networks for the supply of equipment for its network in such a way that any decision by Nortel Networks to suspend the supply of equipment to Unefon could negatively affect Unefon’s business.

Unefon depends to a certain degree on the equipment supplied by Nortel Networks to Unefon. If Nortel Networks decides to suspend temporarily or definitely the supply of equipment to Unefon or if there are any significant delays in the delivery of such equipment to Unefon for the construction and maintenance of its network, Unefon’s business could be affected due to the resulting inability to acquire alternate equipment from another supplier under similar business conditions. Also, Unefon could face problems in integrating into its network the equipment manufactured by another supplier.

Risks Related to Unefon’s Operation – Nortel Networks – Codisco

Possible noncompliance with the requirements to maintain its registry in the Mexican National Securities Registry (Registro Nacional de Valores) (“RNV”)

The Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (“CNBV”) is investigating probable violations with the Securities Market Law (Ley de Mercado de Valores) (“LMV”) related to the material disclosure (evento relevante) published by Unefon on January 9, 2004 on the BMV’s network called EMISNET. Even though, as of this date, Unefon has not had access to the file of the abovementioned investigation and therefore does not know the facts and motivations that the CNBV has considered to initiate the same, Unefon cannot predict whether the CNBV will determine that Unefon has not complied with the maintenance requirements for the listing of its shares in the Securities Section of the RNV, as well as the rules and obligations derived from the registry of its shares in the RNV, as contemplated in the LMV and in the rules applicable to issuers, and as a result impose upon Unefon fines and other sanctions contemplated in the LMV, including the possibility of suspension or cancellation of the registry of its shares in the RNV.

Possible noncompliance with the listing requirements of the BMV

In connection with the abovementioned investigation by the CNBV, Unefon cannot predict whether the BMV will decide that Unefon has not complied with the listing requirements of the BMV and, upon receiving authorization from the CNBV, suspends or cancels the listing of Unefon’s shares.

The mobile telephone industry is experimenting with significant technological changes. If Unefon is not up to date with respect to technological changes and evolution in the industry standards, its competitive position could be negatively affected.

Increasing technology developments and constantly evolving industry standards mark the mobile telephone industry. It is possible that the technology employed by Unefon turns obsolete or, in the future, faces competition from newer technologies and, as a result, Unefon may not be able to obtain the corresponding concessions or licenses for the operation of such technologies. Additionally, in the event that Unefon’s competitors in Mexico adopt newer technology in the future, Unefon would face competitive pressures to migrate its network to such advanced technology. The installation of such technology could result in higher costs for Unefon. Unefon cannot be certain that it will successfully migrate to more advanced technology and, if it does, that it will be at a reasonable cost. Among the challenges that Unefon could face in regards to the technological changes are:

•	the successful integration of its equipment with new equipment;

•	to continue the development of its technological knowledge;

•	to influence and respond to the emerging technological standards, as well as other technological changes; and

•	to enrich its actual services.

All of these changes must be faced in an opportune manner and with the least possible cost. It is probable that Unefon may not be able to effectively address all the abovementioned challenges; not doing so may have a negative impact in the development of its business.

The change of perception in the risk level associated with the telecommunications industry worldwide could negatively affect Unefon.

Worldwide, during the last years, the perception of the risk level associated with the telecommunications industry has increased principally due to a decrease in the market value of many telecommunication companies as well as an important decrease in investment in the sector generally. The Mexican telecommunications sector has also been affected by the decrease in the telecommunications market. The increase in the risk level associated with the telecommunications sector could have a significant negative effect on Unefon’s capacity to obtain financing in Mexico or abroad.

Unefon could face difficulties in recovering receivables from other Mexican telecommunications operators.

In Mexico, whoever makes a local call to a cellular telephone is the one who pays for the air time consumed in such call. Consequently, if a client of another local operator calls a Unefon client, Unefon charges the service provider from which network the call originated an interconnection charge for each minute of duration of such call. Even though Unefon’s interconnection agreements include penalty clauses for non payment and the record that exists in such respect does not show record of late payments or material non payments, Unefon could have difficulties in charging such interconnection charges to other Mexican telecommunications operators, many of which are direct competitors of Unefon. In the event that Unefon could not charge the interconnection charges in a timely way, or not at all, the operations ad financial results of Unefon will be negatively affected.

Unefon could incur in significant costs for cellular fraud.

Unefon’s mobile telephone business could incur costs associated with the non-authorized used of the networks. These costs include administrative and capital expenses associated with the detection, monitoring and reduction of fraud incidence. Fraud also impacts the interconnection costs, administrative costs and payments to other operators for fraudulent roaming. Notwithstanding that Unefon continues to address this problem through the development and application of antifraud technologies and other ways of assuring income, Unefon cannot guarantee that these technologies will be effective and that fraud will not result in material losses to Unefon in the future.

Risks Related to the Mexican Legal and Regulatory Environment

Unefon’s concessions are subject to regulation by the Mexican government, which has the capacity to impose additional obligations with respect to the concessions or even revoke them in the event that Unefon materially breaches any of the terms and conditions thereof.

Unefon renders its services through the concessions granted by the Mexican government. Unefon’s activities are subject to significant regulation and supervision of the government. The concessions obligate Unefon, among others things, to comply with its construction and coverage commitments. If Unefon does not comply with the conditions set forth in its concessions, the Mexican government, following the applicable legal process, could negatively affect Unefon’s business, revoke the concessions, impose fines or take some other type of action against Unefon. Also, Unefon’s business could be affected by changes in Mexican laws, regulations and/or governmental policies relating to Unefon’s core business, by decisions of governmental officers relating to the granting, modification or revocation of the concessions necessary for Unefon to operate its business, and by decisions by such officers implying a stricter application of law. The Mexican government could also grant new concessions to potential competitors that would like to provide services similar to those provided by Unefon. Unefon’s concessions are for a 20-year period and their renewal is subject to the approval of the Mexican government. Unefon cannot guarantee that it will obtain the renewal of its concessions once the grant period has expired. Moreover, to increase the grant period of the concessions, the Mexican government could impose additional obligations to Unefon, including the payment of amounts today indeterminable. Any of these factors or governmental actions could negatively affect the value of Unefon’s concessions as well as its financial situation and results of operations.

The Mexican government could take temporary control of the concessions or revoke them.

The Mexican government could take temporary control of the concessions as well as the equipment or real estate property necessary for the operation of the same in the event of natural disasters, war, serious alternations of the public order or in case of imminent danger of the public security, internal peace of the country or national economy. In accordance with Mexican law, however, the federal government has the obligation to indemnify Unefon for any damages caused by the temporary intervention, except for war.

The Mexican government, through the payment of an indemnity, could revoke the concessions for the public well-being. In this case, the indemnity would be determined by an expert appraiser. If Unefon did not agree with the amount determined by the expert appraiser it could seek legal actions against the Mexican government so that the judicial authority be the one to determine the amount of the indemnity.

If the Mexican government would temporary intervene or revoke the concessions, Unefon’s capacity to operate its business could be negatively and seriously affected.

If the Mexican government grants more concessions, the value of Unefon’s concessions could be seriously affected.

The telecommunications industry is regulated by the Mexican government. Unefon’s concessions are not exclusive and the Mexican government could grant more concessions with the same geographic coverage and in the same frequencies to other participants. Unefon cannot guarantee that new concessions for the rendering of services similar to those rendered by Unefon will not be granted in the future or that as result of the same, the value of its concessions will not be affected.

If the Mexican government imposes exchange rate controls, Unefon may not be able to acquire imported goods or make principal or interest payments denominated in U.S. dollars.

In the past, the Mexican economy has experimented a deficit in the payment scale and insufficiency in its foreign currency exchange reserves. Even though it is true that, at present, the Mexican government does not restrict the capacity of Mexican persons or entities including foreigners to convert pesos, in general to other currencies, and in particular to dollars, it is also true that in the past it has done so and could do it again in the future. Unefon cannot guarantee that in the future, the Mexican government will not implement a foreign currency exchange control. As stated earlier, any imposition of foreign currency exchange controls by the Mexican government could restrict the access to dollars or other currencies which may make Unefon incapable to acquire imported goods or make principal or interest payments denominated in dollars.

Dissolution and anticipated liquidation of Unefon

According to its by-laws, Unefon will be dissolved upon the occurrence of any of the events stated in section 229 of the Mexican General Companies Law. The events set forth in such section are the following:

•	Expiration of the term set forth in the by-laws;

•	Impossibility to continue the core business of Unefon or because such principal business is consummated;

•	Agreement of the general shareholders meeting;

•	Because the number of shareholders is less than two; or

•	For the loss of two thirds of the capital stock.

Unefon cannot guarantee that Mexican courts would not admit a lawsuit presented by a different person from the shareholders of Unefon and the creditors of Unefon that prove their legal interest in Unefon’s dissolution and the liquidation of its assets or that at the time that any of the events listed occur, they would not request Unefon’s dissolution.

Risks Related to Doing Business in Mexico

If the peso devalues in the future against the U.S. dollar, it will be more difficult for TV Azteca to repay debt.

Declines in the value of the peso relative to the U.S. dollar increase the interest costs in pesos of TV Azteca’s non-peso-denominated indebtedness and increase the cost in pesos of TV Azteca’s other dollar-denominated expenditures. A significant portion of TV Azteca’s operating costs and other expenditures are dollar-denominated. These costs include the payments TV Azteca makes for the exhibition rights for purchased programming, for the leasing of satellite transponders and for purchases of capital equipment. At December 31, 2003, the largest part of TV Azteca’s indebtedness was denominated in U.S. dollars. Since substantially all of TV Azteca’s revenue is denominated in pesos, the increased costs are not offset by any exchange-related increase in revenue.

The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. For example, in 1994, the value of the peso declined 60.8% against the U.S. dollar. Between January 1, 1995 and December 31, 1996, the Mexican peso depreciated an additional 57.6% against the U.S. dollar. The significant devaluation of the peso caused TV Azteca’s financial results to suffer. Between December 31, 2002 and December 31, 2003, the Mexican peso depreciated 8.05% against the U.S. dollar and between December 31, 2003 and June 30, 2004, the Mexican peso depreciated a further 2.5% against the U.S. dollar. TV Azteca cannot assure you that the peso will not depreciate in value relative to the U.S. dollar in the future. Any future devaluations of the peso could adversely affect TV Azteca’s assets, liquidity and results of operations.

TV Azteca’s financial results are dependent on the Mexican economy.

Declines in growth, high rates of inflation and high interest rates in Mexico have a generally adverse effect on TV Azteca’s business. The slower the growth of the Mexican economy, the slower the growth of advertising spending. In the event that inflation in Mexico returns to high levels while economic growth slows, TV Azteca’s’ results of operations, its financial condition and the market price of its securities will all be affected. In addition, high interest rates and economic instability could increase TV Azteca’s costs of financing or make it difficult for TV Azteca to refinance its existing indebtedness.

Fluctuations in the U.S. economy or the global economy in general may adversely affect Mexico’s economy and TV Azteca’s business.

Mexico’s economy is vulnerable to market downturns and economic slowdowns in the United States and elsewhere in the world. The recent slowdown in the growth of the U.S. economy, exacerbated by the September 11 terrorist attacks, negatively affected Mexican businesses and limited access to capital for many Mexican companies. Moreover, TV Azteca is unable to predict the implications of the post-war conflicts in Iraq on the level of Mexican consumer confidence, and in turn on the general level of advertising spending in Mexico. In addition, as has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could limit foreign investment in Mexico and adversely affect the Mexican economy. For example, in October 1997, prices of Mexican debt securities and equity securities decreased substantially following a sharp decline in Asian securities markets, and in the second half of 1998, prices of Mexican securities were negatively impacted by economic crises in Russia and Brazil. The recent economic crises in Argentina and Venezuela have caused instability in Latin American financial markets and could have a negative impact on the price of Mexican debt and equity securities. Future economic problems in the United States or globally could severely limit TV Azteca’s access to capital and could adversely affect its business.

The Mexican government exercises significant influence over the economy.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Economic plans of the Mexican government in the past often have not fully achieved their objectives, and TV Azteca cannot assure you that current and future economic plans of the Mexican government will achieve their stated goals. Similarly, TV Azteca cannot determine what effect these plans or their implementation will have on the Mexican economy or on TV Azteca’s businesses. Future Mexican governmental actions could have a significant effect on Mexican companies, including TV Azteca, and market conditions.

Fluctuations in interest rates and inflation may adversely affect TV Azteca’s business.

In Mexico, inflation has been high in recent years compared to more developed economies. Any negative fluctuation in interest rates might have an adverse effect on TV Azteca because the amount of interest owed may increase with regard to its present liabilities and indebtedness or other liabilities and indebtedness incurred in the future. Annual inflation was 4.4%, 5.7% and 4.0% for the years ended December 31, 2001, 2002 and 2003, respectively. Any significant increase in the inflation rate in Mexico could adversely affect TV Azteca’s financial condition and results of operations as inflation can adversely affect consumer purchasing power, which affects the ability of TV Azteca’s advertisers to purchase advertising time on its networks.

The political situation in Mexico could negatively affect TV Azteca’s operating results.

Mexico has experienced political changes in recent years. This instability affects Mexico’s business and investment climate. As a Mexican company with substantially all of its assets and operations in Mexico, the political environment in Mexico has a significant impact on TV Azteca’s financial condition and results of operations.

If the Mexican government imposes exchange controls and restrictions, TV Azteca may not be able to service its debt in U.S. dollars.

In the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of persons or entities to convert pesos into U.S. dollars, it has done so in the past (most recently in 1982) and could do so again in the future. TV Azteca cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict access to U.S. dollars and limit TV Azteca’s ability to pay dividends on the ADSs and service TV Azteca’s U.S. dollar-denominated debt. Moreover, TV Azteca cannot predict what impact a restrictive exchange control policy would have on the Mexican economy generally.

TV Azteca’s financial statements do not give you the same information as financial statements prepared under U.S. accounting principles and TV Azteca publishes U.S. GAAP financial information less frequently than U.S. companies.

TV Azteca prepares its financial statements in accordance with Mexican GAAP. These principles differ in significant respects from U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” on page 67 and Note 15 to the Consolidated Financial Statements for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to TV Azteca. TV Azteca cannot assure you that these will be the only differences in the future. In addition, TV Azteca generally only prepares U.S. GAAP information on a yearly basis. As a result, there may be less or different publicly available information about TV Azteca than there is about U.S. issuers.

Risks Related to the Media Industry in Mexico

An increase in the popularity of media alternative to broadcast television may adversely affect TV Azteca’s business.

TV Azteca believes there could be growth in the popularity of media that are alternatives to broadcast television, such as radio, pay television systems (Cable, DTH), the Internet, billboards or newspapers.

Currently, approximately 71% of the total advertising spending in Mexico is allocated to broadcast television, a large proportion compared with other countries. TV Azteca believes that, should audiences have increasing interest in other media, as has been the case in other countries, the broadcast television business in Mexico may be affected. TV Azteca believes that positioning itself as a competitive player in those markets can translate into substantial investments that may hinder its liquidity.

Mergers within various economic sectors may result in a more concentrated advertising market.

Many companies in Mexico are subject to a worldwide trend of mergers and acquisitions, which can result in a lower number of firms competing in the market and, therefore, fewer firms advertising on broadcast television.

In recent years, this trend has been particularly significant in the banking, insurance, pharmaceutical and telecommunications sectors in Mexico, resulting in more concentrated industries.

Content production costs could increase as artistic talent migrates to the United States.

In recent years there has been a migration of talented screen personalities to the United States to produce programming for broadcasters focused on U.S. Hispanic audiences. Should this trend increase, TV Azteca believes that there could be a resulting scarcity of artists and programming hosts. A possible consequence of this may be higher compensation for such personalities and, therefore, greater overall production costs, reducing TV Azteca’s profitability.

There is a risk that reduced profitability margins may result from programming production for U.S Hispanic audiences.

For the past few quarters, TV Azteca has been producing certain content for its Azteca America Network and for the Los Angeles station KAZA-TV to improve loyalty from target audiences and obtain increased revenue. Should this objective not be met and revenue does not approach the expected amount, TV Azteca believes the cost increase will reduce overall profitability.

Risks Related to Litigation

TV Azteca is currently under investigation by the U.S. Securities and Exchange Commission (“SEC”).

TV Azteca’s cooperation with the SEC in its investigation of the Unefon-Nortel-Codisco transactions (described in further detail in “Item 10. Additional Information—Legal Proceedings—Unefon—SEC Investigation” on page 92), which were related party transactions with a controlling shareholder, Ricardo Salinas Pliego, may continue to require, substantial management time and attention, may result in significant accounting and legal expense, and may ultimately reduce TV Azteca’s net income or interfere with TV Azteca’s ability to manage its business. An unfavorable outcome could have a material adverse effect on TV Azteca’s business, financial condition, results of operations and cash flows.

The CNBV has requested information form TV Azteca.

TV Azteca has cooperated with the CNBV in its review of information and documentation relating to the Unefon-Nortel-Codisco transactions (described in further detail in “Item 10. Additional Information—Legal Proceedings—Unefon—National Banking and Securities Commission Request for Information” on page 93), which were related party transactions with a controlling shareholder, Ricardo Salinas Pliego, may continue to require substantial management time and attention, may result in significant accounting and legal expense, and may ultimately reduce TV Azteca’s net income or interfere with TV Azteca’s ability to manage its business. An unfavorable outcome could have a material adverse effect on TV Azteca’s business, financial condition, results of operations and cash flows.

TV Azteca has been named as a party to several class action lawsuits, and may be named in additional litigation, all of which could require significant management time and attention and result in significant legal expenses.

In the first quarter of this year, three separate complaints purporting to be class actions were filed in federal court alleging that we and some of our officers and directors violated provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These class actions have since been consolidated into a single class action in the U.S. District Court for the District of New York. The expense of defending such litigation may be costly and divert management’s attention from the day-to-day operations of our business. An unfavorable outcome could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to the Securities Markets, ADS and Share Ownership

Some holders of ADSs have no voting rights.

Holders of ADSs who are not Eligible Mexican Holders (and all other holders of CPOs who are not Eligible Mexican Holders) do not have voting rights with respect to the underlying A Shares or D-A Shares. “Eligible Mexican Holders” are Mexican individuals and Mexican corporations whose charters contain a prohibition on ownership by non-Mexicans of the corporation’s capital stock. Voting rights with respect to the A Shares and the D-A Shares held in the CPO Trust on behalf of holders of CPOs who are not Eligible Mexican Holders will be voted in the same manner as the respective majority of the A Shares and the D-A Shares held by Eligible Mexican Holders and voted at the relevant meeting.

The Mexican Foreign Investment Law and Regulations requires that TV Azteca register any non-Mexican owner of CPOs, or the applicable depositary with respect to any ADSs representing CPOs, with the National Registry of Foreign Investment in Mexico. A non-Mexican owner of CPOs who has not been registered is not entitled to vote any shares underlying the CPOs that he otherwise would have the right to vote or to receive dividends with respect to the shares underlying the CPOs. We have registered the Depositary for this purpose with respect to the ADSs and the CPOs (and the A Shares, D-A Shares, D-L Shares (and, after conversion, L Shares), as applicable, represented thereby). Nevertheless, it is important to emphasize that holders of the ADSs have extremely limited voting rights. See “Item 10. Additional Information—Limitations Affecting Security Holders” on page 94 for additional information regarding restrictions affecting non-Mexican holders of shares and ADSs.

All holders of ADSs and CPOs, whether or not they are Eligible Mexican Holders, are entitled to vote the D-L Shares and (after conversion of the D-L Shares) the L Shares. See “Item 10. Additional Information—Limitations Affecting Security Holders” on page 94. Under TV Azteca’s by-laws and Mexican law, holders of the D-A Shares and the D-L Shares are entitled to vote only in limited circumstances. Each holder of ten percent of TV Azteca’s limited-vote capital stock (D-A Shares and D-L Shares, and after conversion, the L Shares) is entitled to elect one of TV Azteca’s directors. See “Item 6. Directors, Senior Management and Employees—Directors” on page 68. Holders of D-A Shares and D-L Shares are entitled to vote on the following matters:

•	transformation of TV Azteca from one type of company to another;

•	any merger of TV Azteca (including a merger in which TV Azteca is the surviving entity);

•	extension of TV Azteca’s existence beyond June 2092;

•	dissolution of TV Azteca before June 2092;

•	a change of TV Azteca’s corporate purposes; and

•	a change of TV Azteca’s nationality.

Holders of L Shares (into which the D-L Shares will be convertible after, August 12, 2007, the tenth anniversary of their original issuance), in the aggregate amount of ten percent of TV Azteca’s limited-vote capital stock, will be entitled (whether the L Shares are held directly or through CPOs or ADSs and whether or not the holders are Eligible Mexican Holders) to elect one of TV Azteca’s directors. Holders of L Shares also will be entitled (whether or not they are Eligible Mexican Holders) to vote solely on the following matters:

•	transformation of TV Azteca from one type of company to another;

•	any merger in which TV Azteca is not the surviving entity; and

•	removal of the L Shares or securities representing them from listing on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”) or any foreign stock exchange and cancellation of the registration of such shares with the RNV.

Preemptive rights may be unavailable to ADS holders.

Under Mexican law, whenever TV Azteca issues new shares for cash, TV Azteca generally must grant preemptive rights to its shareholders, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. TV Azteca may not be able to offer shares to U.S. holders of ADSs pursuant to preemptive rights granted to TV Azteca’s shareholders in connection with any future issuance of shares unless:

•	a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such rights and shares; or

•	an exemption from the registration requirements of the Securities Act is available.

TV Azteca intends to evaluate at the time of any rights offering the costs and potential liabilities associated with a registration statement to enable U.S. holders of ADSs to exercise their preemptive rights, the indirect benefits of enabling U.S. holders of ADSs to exercise preemptive rights and any other factors that TV Azteca considers appropriate at the time. TV Azteca will then decide whether to file such a registration statement. However, TV Azteca may not guarantee that a registration statement will be filed. Notwithstanding, in the event that the depositary of the ADS were entitled, if legal and feasible at such time, to sell preemptive rights and distribute the sale proceeds to ADS holders entitled to receive such proceeds, the sale of such preemptive rights is not legal in Mexico at present. As a result, the U.S. holders of ADS may not exercise their preemptive rights in connection with future issuances by TV Azteca. In such case, the participation of the holders of ADS in TV Azteca’s capital stock would decrease in proportion to the size of the issuance. Depending on the offer price for the shares, such issuance may result in a dilution of the holders of ADS interests. Preemptive rights may be unavailable to ADS holders.

The protections afforded to minority shareholders in Mexico differ from those afforded to minority shareholders in the United States.

Under Mexican law, the protections afforded to minority shareholders and the fiduciary duties of officers and directors are, in some respects, less than or different from those in the United States and certain other jurisdictions. In particular, the Mexican legal regime concerning fiduciary duties of directors is not as comprehensive as in the United States, the criteria applied in the United States to ascertain the independence of corporate directors (as the same recently has been made more restrictive in the wake of well publicized corporate scandals) is different from the criteria applicable under corresponding Mexican laws and regulations. Furthermore, in Mexico, there are no procedures for class actions or shareholder derivative actions, and different procedural requirements exist for bringing shareholder lawsuits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us and our directors or controlling shareholders than it would be for shareholders of a U.S. company. For a more detailed description of TV Azteca’s capital stock structure, please see “Item 10. Additional Information—By-laws—Capital Stock” on page 85.

ITEM 4. INFORMATION ON TV AZTECA

General

TV Azteca is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico. TV Azteca’s deed of incorporation was executed on June 2, 1993 and TV Azteca was registered in the Public Registry of Commerce in Mexico City on July 13, 1993 under the number 167346. The term of TV Azteca’s incorporation is 99 years beginning on the date that TV Azteca’s deed of incorporation was executed. TV Azteca’s principal executive offices are located at Av. Periferico Sur 4121, Col. Fuentes del Pedregal, Mexico D.F. 14141. TV Azteca’s telephone number at that location is 011-5255-3099-1313. TV Azteca’s Internet address is www.tvazteca.com.mx.

TV Azteca is one of the two largest producers of Spanish-language television programming in the world and is the second largest television broadcasting company in Mexico based on audience and market share. Azteca Holdings, which is controlled by Ricardo Salinas Pliego, owns the majority (51.9%) of the outstanding A Shares of TV Azteca, and Grupo COTSA, S.A. de C.V. (“Grupo COTSA”) (a wholly-owned subsidiary of Azteca Holdings) is the owner of 3% of the outstanding capital stock of TV Azteca, the only shares which have full voting rights. TV Azteca has six principal wholly-owned subsidiaries comprised of one Delaware corporation, Azteca International, and five Mexican corporations: Television Azteca, S.A. de C.V. (“Television Azteca”), Azteca Digital, S.A. de C.V. (“Azteca Digital”), Grupo TV Azteca, S.A. de C.V. (“Grupo TV Azteca”), TV Azteca Comercializadora, S.A. de C.V. (“TV Azteca Comercializadora”) and Red Azteca Internacional, S.A. de C.V. (“Red Azteca”). Azteca International is a U.S. company that operates the Azteca America Network, a Spanish-language television broadcasting network focused on the rapidly growing U.S. Hispanic market. Television Azteca and Azteca Digital own and operate all of TV Azteca’s broadcast assets, including the licenses to operate television transmitters, TV Azteca’s transmission equipment and TV Azteca’s headquarters and production studios in Mexico

City. The majority of payments for advertising on the Azteca 13 network and the Azteca 7 network are made through Grupo TV Azteca and TV Azteca Comercializadora. The marketing for the Azteca 7 network is made through Red Azteca and the marketing for the Azteca 13 network is made through TV Azteca.

In addition to its television broadcast operations, TV Azteca owns a 50% interest in Todito, a Mexican company that operates a Spanish-language Internet portal, Internet connection service and e-commerce marketplace. Todito’s website is www.todito.com.

Mexican Television Industry

The television industry in Mexico began in the early 1950s when the Mexican government granted licenses for the operation of three very high frequency (“VHF”) television stations in Mexico City. Since then, the Mexican government has granted licenses for one ultra high frequency (“UHF”) station and four additional VHF stations in Mexico City, including TV Azteca’s Channels 7 and 13, and numerous other licenses for the operation of stations in localities throughout Mexico. See “—Regulation—TV Azteca—Concessions” on page 46.

According to the 2000 general population census prepared by the Mexican government, the metropolitan area of Mexico City had a population of over 18 million persons and nearly 4 million television households, representing approximately 18% of Mexico’s population of approximately 97 million and approximately 18% of the 22 million Mexican television households. As a result, the television stations broadcasting in Mexico City have historically dominated the industry and have acted as the anchor stations for networks of stations located outside Mexico City by providing these stations with all or a substantial portion of their programming.

Currently, there are seven VHF television stations in Mexico City, six of which are privately owned and one of which is government-owned. There are a large number of television stations elsewhere in Mexico, most of which solely retransmit programming originated by one of the Mexico City stations. TV Azteca owns and operates two VHF television stations in Mexico City, Channels 7 and 13, which rebroadcast their signals throughout Mexico under licenses held by TV Azteca. See “—TV Azteca’s Mexican Television Networks” on page 25. An investor group led by Ricardo B. Salinas Pliego, Chairman of the Board of TV Azteca, paid the Mexican government the peso equivalent of approximately US$642.7 million at the time of privatization for Channels 7 and 13 and certain other assets. In conjunction with a Mexican government sponsored program, in 1999, TV Azteca began retransmitting programming from Azteca 13 over a digital television channel in Mexico City, Channel 53, on an experimental basis. TV Azteca has submitted an application to renew its authorization to transmit programming on Channel 53, which authorization would otherwise have expired in February 2002. TV Azteca has permission to continue to transmit programming on Channel 53 while its renewal is being reviewed.

TV Azteca’s principal competitor, Televisa, owns and operates four VHF television stations in Mexico City, Channels 2, 4, 5 and 9. See “—Competition” on page 45. The signals from Channels 2 and 5 are rebroadcast throughout Mexico pursuant to licenses owned by Televisa or its affiliates. Based on information published by Televisa in 2003, Televisa’s Channels 2 and 5 cover 98% and 91%, respectively, of Mexican television households. Although Channels 4 and 9 broadcast programming reaches many of the largest cities in Mexico, neither channel has full national coverage. Channel 4’s coverage is primarily limited to the Mexico City metropolitan area and, according to Televisa, Channel 9 covers 74% of Mexican television households. The Mexican government owns one VHF station and one UHF station in Mexico City, Channels 11 and 22, respectively, as well as numerous stations outside Mexico City.

Due to technical limitations, there is currently no capacity in Mexico City on the VHF spectrum (Channels 2 through 13) for additional television channels. In addition to Channel 22, there are a number of stations that broadcast on the UHF spectrum (Channels 14 through 69), including certain stations owned by Televisa that broadcast encoded signals for their pay television channels.

TV Azteca’s Mexican Television Networks

TV Azteca currently owns and operates two national television networks in Mexico, Azteca 7 and Azteca 13. These networks are comprised of 315 television transmission sites located throughout Mexico that broadcast programming at least 23.5 hours a day, seven days a week. Two hundred seventy-one of the network’s stations are repeater stations that solely rebroadcast programming and advertisements received from the Mexico City anchor stations. The remaining 44 network stations broadcast local programming and advertisements in addition to the programming and advertisements supplied by the anchor stations.

Azteca 7 Network

The Azteca 7 network primarily targets middle and upper income adults between the ages of 18 and 44. In 2003, TV Azteca produced 39.9% of the Azteca 7 network’s weekday prime-time programming hours and 21.2% of its total programming hours. The network’s programming consists primarily of news programs, game shows, sports broadcasts and major feature films. At December 31, 2003, the Azteca 7 network reached 95% of all Mexican television households.

Azteca 13 Network

The Azteca 13 network primarily targets middle income family viewers of all ages. In 2003, TV Azteca produced 97.4% of the Azteca 13 network’s weekday prime-time programming hours and 72.5% of its total programming hours. The network’s programming consists primarily of telenovelas, reality programs, news programs, talk shows, musical variety programs and sports broadcasts, principally soccer.

Telenovelas are the most popular programming genre in Mexico and are a key factor in attracting the network’s target audience. In 2003, TV Azteca produced five telenovelas, all of which were among the highest rated, regularly scheduled, prime-time programs on the Azteca 13 network. At December 31, 2003, the Azteca 13 network reached 97% of all Mexican television households.

Local Stations

Forty-four of TV Azteca’s television stations broadcast local programming and advertisements in addition to programming and advertisements provided by the anchor stations. At December 31, 2003, TV Azteca had entered into contracts with local business partners with respect to 18 of its local stations under which the local partners may sell advertising time on these stations to local advertisers. In each case, the local partners are required to provide their own office facilities and to purchase the necessary equipment to block the national signal and insert a local signal. TV Azteca controls the time periods during which the national signals may be blocked and also restricts the sale of local air time to its national advertisers. TV Azteca permits insertion of local advertising only during periods when TV Azteca has scheduled local advertisements on its Mexico City anchor stations. During those periods, TV Azteca broadcasts a separate advertisement on its repeater stations. TV Azteca operates the remaining 26 local stations without local partners.

In addition to the insertion of local advertisements, some of TV Azteca’s local stations broadcast programs that are produced and financed by local partners. Locally produced programs include news programs, game shows, sports events and other entertainment programs. In 2001, 2002 and 2003, TV Azteca’s local television stations produced approximately 3%, 2% and 4%, respectively, of the local programming broadcast on those stations.

Transmission Technology and Quality Control

Although the stations of the Azteca 7 and 13 networks broadcasting in the same locality require separate licenses, transmitters and satellite receivers for the rebroadcast of their signals, they generally utilize the same broadcast facilities (buildings and transmission towers). Since 1993, TV Azteca has invested approximately Ps.863 million in transmitters in order to improve signal quality and expand the broadcast coverage of its two television networks. TV Azteca has also relocated some transmitters in order to improve broadcast signal quality and has invested in the improvement of its equipment maintenance programs. TV Azteca intends to invest in additional transmitters, receivers and other equipment in order to improve the quality of the broadcast signals of its networks in certain areas and to increase their overall coverage of Mexican television households.

In December 1999, TV Azteca began implementing digital satellite technology for the transmission of its signals. The digital technology compresses and encodes the signal, which improves the image and audio quality and prevents the unauthorized use of TV Azteca’s signals. The digital system requires the capacity of only one transponder for TV Azteca’s satellite transmissions, rather than two transponders as required by the analog system previously used by TV Azteca. With this technology, TV Azteca can send five broadcasting channels and one control signal network to its Mexican and international affiliates. This technology also allows TV Azteca to tailor its programming and advertising to the local markets in which it broadcasts. TV Azteca began operating its digital system in February 2000. See “—Property—Broadcasting, Production and Office Facilities—Satellites” on page 50.

In October 1999, TV Azteca received an ISO-9002 certification in connection with its operation of its television broadcast networks. TV Azteca was the first broadcast network in Mexico to receive this certification. In December 1999, TV Azteca implemented its Continuity and Traffic Management quality system in order to minimize breaks in the signal and to assure the quality of TV Azteca’s broadcast signals. In March 2001, Bureau Veritas Quality International certified that the Continuity and Traffic

Management quality control system implemented by TV Azteca qualifies under ISO-9002. In November 2001, TV Azteca’s accounting department received an ISO-9001 certification. Most recently, in January 2003, TV Azteca’s finance and administration department received an ISO-9001 certification.

The International Organization for Standardization (the “ISO”) is a network composed of the national standards institutes of 148 countries, with one member per country and a Central Secretariat in Geneva, Switzerland that coordinates the system. Widespread adoption of this international standards system enables companies to base the development of their products and services on specifications that have world-wide acceptance in their sectors.

The ISO-9001:2000 certification is the single standard which has replaced the 1994 versions of the ISO-9001, ISO-9002 and ISO-9003 certifications. This standard defines the requirements for a quality management system based on “the process model” and is aimed at achieving customer satisfaction and continual improvement in performance. TV Azteca believes that such ISO certification provides a valuable standard that is of interest to its investors.

Programming

TV Azteca is one of the largest producers of Spanish-language programming in the world. TV Azteca believes that its ability to provide a diverse mix of quality programming has been, and will continue to be, one of the primary factors in maintaining and increasing its overall ratings and share of the Mexican television audience. TV Azteca focuses on producing and acquiring programming that appeals to the different target audiences of its Azteca 7 and 13 networks. TV Azteca also believes that developing separate identities for its networks has helped TV Azteca capture an increasing share of the Mexican television audience and has provided its advertisers with the opportunity to tailor their advertisements to specific demographic groups.

In order to maintain the high quality of its programming, TV Azteca convenes focus groups and conducts surveys to evaluate the prospective popularity of new programming ideas. TV Azteca also uses portions of its unsold advertising time to market aggressively both its internally produced programming and purchased programming in order to create and sustain viewer interest.

Programming Produced by TV Azteca

TV Azteca produces a variety of programs, including telenovelas, reality programs, news programs, sports broadcasts, musical programs, game shows and talk and variety shows. In 2002 and 2003, TV Azteca produced approximately 72% and 67%, respectively, of the weekday, prime-time programming hours aired on its networks (excluding programming produced by its local stations), including each of its networks’ 10 most highly rated, regularly scheduled weekday programs shown during prime-time in both 2002 and 2003.

TV Azteca’s internally produced programming is more expensive on average to produce than its purchased programming. TV Azteca seeks to offset its production costs by selling its internally produced programming outside Mexico. In 2001, 2002 and 2003, TV Azteca sold approximately 17,666, 20,407 and 14,669 hours (including sales to Echostar), respectively, of internally produced programming, generating sales of Ps.110 million (nominal), Ps.133 million (nominal) and Ps.165 million (nominal) (US$15 million) (nominal), respectively.

TV Azteca is the sole owner of substantially all copyrights and trademarks of programming that it produces. However, there are a few programs for which TV Azteca shares copyright ownership with the original author of the material. In these cases, TV Azteca generally owns about 95% of the copyright, while the original author retains approximately 5% of the ownership interest in the program.

Since 1996, TV Azteca has produced telenovelas, historically the most popular programming genre in Mexico and throughout Latin America. Telenovelas are similar to U.S. soap operas in content, but, unlike U.S. soap operas, they are generally aired at primetime for only six to twelve months. Since 1996, TV Azteca has invested approximately Ps.186 million (US$16.6 million) in production equipment devoted primarily to the production of telenovelas. TV Azteca produced seven telenovelas in 2001, which represented 1,000 hours of programming, seven telenovelas in 2002, which represented 969 hours of programming and five telenovelas in 2003, which represented 996 hours of programming. Two of the telenovelas TV Azteca produced in 2003 were among TV Azteca’s 10 highest rated, regularly scheduled, prime-time programs.

In 2002, TV Azteca launched its first reality program, “La Academia,” a “musical reality” television show. This television show featured Mexican contestants who are trained by a professional team of “star-makers” and, based on their performance, eliminated one-by-one by the audience. During the show’s run, live concerts were aired every Sunday. The final concert, which aired on

December 1, 2002, marking the conclusion of La Academia’s “first generation” obtained a 68% share of the commercial audience for its time slot. Immediately following the end of the first season of La Academia, and through 2003, TV Azteca aired the “second generation” of La Academia with new contestants. The “third generation” of La Academia concluded on July 4, 2004.

TV Azteca’s news programming includes nightly prime-time news programs geared towards the target audiences of its television networks. The “Hechos del Siete” news program, broadcast on the Azteca 7 network, features a fast paced synopsis of the domestic and international news in a format that is attractive to its young adult viewers. The Azteca 7 network also broadcasts an interview program that questions leading politicians, businesspersons and journalists on issues affecting Mexico. The Hechos news program, broadcast on the Azteca 13 network, presents a more in-depth analysis of daily domestic and international news.

TV Azteca’s internally produced sports programming consists principally of broadcasts of professional soccer games of the 20-team First Division of Mexican professional soccer, as well as sports commentary and highlight shows. Soccer is the most popular sport in Mexico, and the broadcasts of First Division games generate ratings at a level comparable to TV Azteca’s most highly rated programming. For the winter 2001 and summer 2002 seasons, TV Azteca had the broadcast rights to the home games of eight First Division teams, including Club Atlético Morelia. For the winter 2002 season, TV Azteca had the broadcast rights to the home games of eight First Division teams, including Club Atlético Morelia. During the summer of 2003 and the winter of 2003 TV Azteca had all the broadcast rights to the home games of eight First Division teams, including Club Atlético Morelia. During the summer of 2004 TV Azteca had all the broadcast rights to the home games of nine First Division teams, including Club Atlético Morelia.

Purchased Programming

TV Azteca also obtains programming from approximately 159 different distributors. TV Azteca obtains a substantial portion of its purchased programming from a small number of suppliers, including MGM, Paramount, Sony, Columbia Pictures, Twentieth Century Fox International, Universal Studios, Buena Vista and Warner Bros. TV Azteca’s purchased programming includes primarily cartoons and movies. Non-Spanish-language programs purchased for TV Azteca’s networks are dubbed into Spanish prior to delivery to TV Azteca. TV Azteca pays the distributor an additional fee for this service. Purchased programming constituted approximately 28% and 33% of the weekday, combined prime-time programming hours broadcast on TV Azteca’s two networks in 2002 and 2003, respectively.

Purchased programming is licensed from distributors under separately negotiated agreements, the terms of which vary. In October 1998, TV Azteca entered into an exclusive three-year license agreement with Buena Vista International, Inc., an affiliate of The Walt Disney Company. See “—Strategic Alliances—Buena Vista Agreement” on page 45. The agreement covers the licensing and broadcast on the Azteca 7 and 13 networks of certain first-run movies, mini-series and special events, such as the Academy Awards.

TV Azteca also enters into agreements to broadcast sports programming, including the Olympic Games, the World Cup, National Basketball Association (“NBA”) games, National Football League (“NFL”) games, Championship Auto Racing Teams events and golf tournaments. TV Azteca usually uses its own commentators for broadcasts of international sports events.

Both TV Azteca and Televisa obtained broadcast rights to the 1998 World Cup and the 2000 Summer Olympics through the Organization of Spanish American Television (Organizacion de Televisión Iberoamericana) (“OTI”), now the Organization of International Television (Organizacion de Television Internacional) (“OTI International”), a Latin American cooperative organization that bids for broadcast rights to international sports and cultural events. OTI International has obtained the broadcast rights to the 2004 and 2008 Summer Olympic Games. Both TV Azteca and Televisa have Mexican broadcast rights to the 2004 and 2008 Summer Olympics. In February 2002, TV Azteca entered into an agreement with an affiliate of DirecTV Latin America, which gave TV Azteca the right to broadcast 18 of the 2002 World Cup games, including all of Mexico’s first round games, the semifinals, third place play off and the final. DirecTV Latin America has obtained the Mexican broadcast rights to the 2006 World Cup.

TV Azteca has had the exclusive right to broadcast NBA games in Mexico since 1993. In August 1995, TV Azteca entered into an agreement with NBA Entertainment, Inc. This agreement, which has since been extended, gave TV Azteca the exclusive right to broadcast NBA games in Mexico through the end of the 2002-2003 season. The NBA exercised its right of first refusal to renew TV Azteca’s exclusive exhibition rights for the 2003-2004 season. In return for the broadcast rights, NBA Entertainment is entitled to a guaranteed minimum payment per season if net advertising revenue generated from NBA games is less than or equal to US$2.3 million. NBA Entertainment is entitled to receive an additional 50% of any net advertising revenue in excess of US$2.3 million. The amount paid to NBA Entertainment under the terms of the NBA Agreement during the fiscal year ended December 31, 2003 was US$800,000. TV Azteca is in the process of renegotiating this agreement. See “—Strategic Alliances—NBA Agreement” on page 44. TV Azteca is in the process of renegotiating an exclusive right to broadcast Championship Auto Racing Teams races.

Audience and Ratings Share

TV Azteca focuses its efforts on increasing its audience share of weekday, prime-time viewers. Although weekday, prime-time represents only approximately 20% of the broadcasting hours on TV Azteca’s networks, the total number of television viewers is highest during that period. As a result, advertising time during weekday, prime-time is preferred by most advertisers and TV Azteca charges higher rates for advertising during those hours. As a result of its efforts TV Azteca has increased its audience share of weekday, prime-time viewers. Advertising revenue earned during weekday, prime-time contributed approximately 47%, 55% and 58% of TV Azteca’s net advertising revenue in 2001, 2002 and 2003, respectively.

For the years ended December 31, 2001, 2002 and 2003, TV Azteca’s average weekday, prime-time audience share was 28.3%, 26.3% and 26.2%, respectively.

Commercial Audience

In 1998, TV Azteca began tracking its share of the Mexican commercial audience as derived from ratings information published by IBOPE AGB Mexico. TV Azteca focuses on the Mexican commercial audience because it believes that the Mexican commercial audience is comprised of television viewers with the greatest purchasing power. The Mexican commercial audience is comprised of viewers classified by IBOPE AGB Mexico as ABC+, C and D+ (based on total household income) watching one of Mexico’s four national television networks (the Azteca 7 and 13 networks and Televisa’s channels 2 and 5). In 2003, as shown in the table below, the Mexican commercial audience represented approximately 73% of the Mexican population but controlled 93% of the household income.

COMMERCIAL AUDIENCE

	ABC+	C	D+	D/E
93% of Total Household Income	52%	20%	21%	7%
73% of Mexican Population	18%	19%	36%	27%

Source: TV Azteca’s estimates based on information published by IBOPE AGB Mexico.

Although 98% of Mexican urban households have television sets, 27% of Mexican households (the D/E segment) have household incomes of less than US$326 per month and therefore have limited ability to purchase many of the goods and services advertised on television. TV Azteca estimates that the D/E socioeconomic level purchases consumer goods advertised on broadcast TV to a substantially lower extent than the ABC+, C and D+ socioeconomic levels.

Monday-Friday / Prime Time / Commercial Audience

The following chart depicts the weekday, prime-time commercial audience share for TV Azteca on a monthly basis from January 2002 through December 2003:

In 2001, 2002 and 2003, superior demographics and national coverage on both of its two networks allowed TV Azteca to deliver 39%, 38% and 37%, respectively, of the Mexican commercial audience in weekday, prime-time, compared to 28%, 26% and 26%, respectively, of the weekday, prime-time Mexican audience share.

Television Advertising

General

For the year ended December 31, 2003, approximately 96% of TV Azteca’s net revenue was derived from the sale of national and local advertising. TV Azteca offers two basic advertising payment plans: the “Azteca Plan” and the “Mexican Plan.” Sales under TV Azteca’s Azteca and Mexican Plans are made throughout the year under contracts between TV Azteca and its customers for advertising over a specific period of time. TV Azteca also offers its customers the option of purchasing a set amount of advertising time for a given price. In setting advertising rates, TV Azteca considers, among other factors, the rates offered by its competition and the likely effect of rate increases on advertising volume.

TV Azteca sold an aggregate of 81%, 80% and 82% of the total available advertising time on its networks during prime-time in 2001, 2002 and 2003, respectively. TV Azteca uses a variety of means to utilize unsold advertising time. TV Azteca has entered into advertising contracts with some of its affiliates under which TV Azteca agreed to make a certain amount of otherwise unsold advertising time available to these affiliates each year. See “Item 7. Major Shareholders and Related Party Transactions” on page 73 and Note 8 to the Consolidated Financial Statements. In addition, TV Azteca sells a portion of otherwise unsold advertising time to shared-risk advertisers and to companies that produce infomercials to improve its operating results and cash flow. TV Azteca also uses the unsold advertising time to broadcast promotional spots for its programming and to broadcast government and public service announcements. See “—Regulation—TV Azteca—Supervision of Operations” on page 47.

Advertising Advances and Spot Sales

A significant component of TV Azteca’s advertising advances consists of pre-sales of advertising time made in the fourth quarter of a calendar year for advertising that will be aired during the following calendar year. At December 31, 2001, TV Azteca’s balance of advertising advances was Ps.4,824 million, which represented 69% of its net advertising revenue in 2002. At December 31, 2002, TV Azteca’s balance of advertising advances was Ps.4,623 million, which represented 63% of its net advertising revenue in 2003. At December 31, 2003, TV Azteca’s balance of advertising advances was Ps.4,903 million (US$436.5 million), substantially all of which is to be aired in 2004. Spot sales are all other contracts for advertising time (other than contracts entered into with respect to shared-risk advertisements and infomercials).

Payment Plans

Under the Azteca Plan, advertisers generally are required to pay in full within four months of the date they sign an advertising contract. Alternatively, the Mexican Plan offers flexibility by allowing advertisers to pay for advertising by making a cash deposit ranging from 10% to 20% of the advertising commitment, with the balance payable in installments over the term of the advertising contract, typically a one-year term. Advertising rates offered to advertisers are lower under the Azteca Plan than under the Mexican Plan. Until December 2000, the advertising rates under both plans were fixed for the term of the contract. Effective January 2001, TV Azteca increased its advertising rates under its new pricing plan every quarter in the increments set forth in its contracts with advertisers. No adjustments are made for inflation during the term of a contract.

Once deposited, TV Azteca has full use of funds advanced under the Mexican Plan and the Azteca Plan. At or about the date of the contract, TV Azteca generally requires advertisers paying under the Mexican Plan to deliver non-interest bearing, short-term notes in respect of each installment payment. An advertiser that participates in either the Azteca Plan or the Mexican Plan is able to choose during which television programs and at what times, based on availability, its advertisements will appear. Any unused commitments are carried forward until fully utilized by the advertiser, although, with the exception of infomercial contracts, no amounts are carried beyond the expiration of the period covered by the contract.

The following table sets forth the percentage of TV Azteca’s advertising sales and pre-sales under the Azteca Plan and the Mexican Plan for the years ended December 31, 2001, 2002 and 2003. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity—Advertising Advances” on page 55.

	Percentage of Total Advertising Sales Year Ended December 31,
	2001	2002	2003
Azteca Plan	55%	55%	52%
Mexican Plan	45%	45%	48%

	Percentage of Total Pre-Sales Year Ended December 31,
	2001	2002	2003
Azteca Plan	64%	64%	66%
Mexican Plan	36%	36%	34%

Pricing Plans

To offer additional flexibility to advertisers, TV Azteca offers “cost-per-rating-point” pricing to the Mexican television advertising market. Cost-per-rating-point pricing, one of the most widespread methods of pricing advertising outside Mexico, allows an advertiser to purchase advertising time based on the ratings of the television programs during which its advertisements are aired.

Local Sales

TV Azteca has entered into agreements with local businesses pursuant to which local advertising spots are inserted in the local broadcasts of 18 of its 44 local stations in place of the national advertising spots broadcast by the Mexico City anchor stations. See “—TV Azteca’s Mexican Television Networks—Local Stations” on page 26. These agreements entitle TV Azteca to receive a majority of the revenue from any local advertising on these local stations. TV Azteca permits insertion of local advertising only during periods when TV Azteca has scheduled local advertisements on its Mexico City anchor stations. During those periods, TV Azteca broadcasts a separate advertisement on its repeater stations. TV Azteca operates the remaining 26 local stations without local partners. Advertising revenue generated by all of TV Azteca’s local stations represented 14%, 18% and 20% of its total advertising sales for the years ended December 31, 2001, 2002 and 2003, respectively.

Infomercials, Shared-Risk Advertisements and Integrated Advertising

TV Azteca sells a portion of otherwise unsold advertising time to shared-risk advertisers and to producers of infomercials. With respect to infomercials, TV Azteca charges a fee for the time slot in which the advertisement runs. TV Azteca does not, however, receive any proceeds from the sale of the products shown during the infomercial. Alternatively, with shared-risk advertisements

TV Azteca does not receive any advertising fees during the time slot that the advertisement runs. Instead, TV Azteca receives a percentage of the gross sales of the offered product or products for a negotiated period of time. For example, TV Azteca airs advertisements for music recordings at little or no up front charge, under agreements that entitle TV Azteca to receive a share of the sales of the recordings for a number of months following the airing of the advertisements.

TV Azteca also receives revenue from “integrated advertising” in the form of product placements during the broadcast of TV Azteca’s internally produced programming. Revenues derived from shared-risk advertisements, infomercials and integrated advertising amounted to Ps.28 million, Ps.85 million and Ps.965 million, respectively, totaling to Ps.1,078 million for the year ended December 31, 2001. For the year ended December 31, 2002, these revenues were Ps.28 million, Ps.211 million and Ps.1,041 million, respectively, totaling Ps.1,279 million. For the year ended December 31, 2003, these revenues were Ps.27 million (US$2.4 million), Ps.98 million (US$8.7 million) and Ps.1,399 million (US$124.6 million), respectively, totaling Ps.1,524 million (US$135.7 million). Total advertising arrangements of the above categories accounted for 17%, 18% and 21% of TV Azteca’s net revenue in the years ended December 31, 2001, 2002 and 2003, respectively.

Barter Sales

From time to time, TV Azteca enters into barter transactions with third parties pursuant to which it exchanges advertising time for goods and services, a substantial portion of which it uses in its operations. These types of advertising sales accounted for 1%, 2% and 4% of TV Azteca’s total advertising sales for the years ended December 31, 2001, 2002 and 2003, respectively. TV Azteca has also entered into barter arrangements, particularly with some of its affiliates, in order to realize value from otherwise unsold advertising time.

Program Sales

TV Azteca generates revenue through the sale of the rights to broadcast its internally produced programming abroad. In 2001, 2002 and 2003, TV Azteca exported 11,299, 13,940 and 21,121 hours of programming (excluding U.S. export sales), respectively, generating sales of US$5.9 million (nominal), US$10.1 million (nominal) and US$12.1 million (nominal), respectively. The sale of the rights to broadcast its internally produced programming allows TV Azteca to leverage its programming library, which has already been paid for in Mexico. TV Azteca has exported its internally generated content to more than 100 countries. TV Azteca has provided Azteca International with the right to broadcast certain of its programming in the United States.

In 2001, 2002 and 2003, TV Azteca exported 6,467 hours of programming to the United States, generating net sales (including sales to Echostar) of US$2.7 million (nominal), US$2.7 million (nominal) and US$2.6 million (nominal), respectively. 2003 sales figures exclude sales made through the Azteca America Network. Sales per hour decreased because the majority of the hours exported by TV Azteca in 2001 were exported for satellite broadcast to paying subscribers as opposed to the hours exported in 2000, which were exported to over-the-air broadcasters. This change led to a smaller audience share and less coverage in 2001.

Echostar Agreement

In March 2000, TV Azteca entered into a programming agreement with Echostar, a U.S. DTH satellite broadcaster. Under this agreement, TV Azteca delivers to Echostar a satellite signal containing the Azteca 13 Programming. Pursuant to this agreement, Echostar has the exclusive right in the United States to distribute Azteca 13 Programming via DTH satellite technology. TV Azteca retains the right to distribute Azteca 13 Programming via any over-the-air broadcast television station, but only after 30 days have elapsed from the time the Azteca 13 Programming first aired on Echostar. This 30 day delay does not apply to the Azteca 13 network’s news, news-related and sports programs, which may be broadcast on a simultaneous basis. TV Azteca also retains its rights to certain programs, the licensing of which will be negotiated in good faith with Echostar.

The Echostar agreement had an initial term of three years ending March 16, 2003, which could be extended at Echostar’s election in one year increments for up to an additional two years. On December 12, 2002, Echostar extended the term for one additional year, and on December 17, 2003, Echostar notified TV Azteca of its intention to extend the term through March 2005. Echostar paid TV Azteca US$2.5 million for the one-year extension, and would be obligated to pay an additional amount if it extends the agreement for an additional year.

Under the Echostar agreement, Echostar has the right to offer and sell subscriptions for satellite programming provided by TV Azteca in the United States, whether by itself or packaged with Echostar’s current or future programming. Echostar also has the right to sell commercial advertisements to be inserted in the satellite programming and other services offered to its subscribers. TV Azteca is entitled to receive a percentage of the net advertising revenue generated by Echostar as a result of these arrangements.

In addition, in 2001, 2002 and 2003, Echostar paid TV Azteca the sum of US$2.0 million, US$2.5 million and US$2.5 million, respectively, under this agreement. In the event the number of subscribers for TV Azteca’s programming exceeds certain levels, TV Azteca will be entitled to receive additional payments from Echostar.

The Echostar agreement also contains certain provisions with respect to the distribution of Azteca 13 Programming to cable operators in the United States. TV Azteca and Echostar have differing interpretations of certain of these provisions, including whether Echostar has exclusive rights to distribute the Azteca 13 Programming in certain circumstances. Echostar has notified TV Azteca of its view that these exclusivity provisions prohibit TV Azteca from distributing Azteca 13 Programming, or any portion thereof, to U.S. cable operators, either directly (with the exception of cable operators near the U.S.-Mexico border) or indirectly through over-the-air broadcast stations whose signals are retransmitted by cable operators pursuant to the exercise by such stations of statutory “must-carry” or “re-transmission consent” rights. TV Azteca believes the exclusivity provisions prohibit TV Azteca during the term of the Echostar agreement only from granting distribution rights directly to U.S. cable operators (other than near the border), but do not restrict the retransmission of Azteca 13 Programming by over-the-air broadcast stations to cable and DTH satellite operators, and that they prohibit only the distribution of Azteca 13 Programming (other than news, news-related and sports programming, which may be transmitted without any waiting period) on the Azteca America Network earlier than 30 days after it is transmitted to Echostar. Certain of Azteca International’s over-the-air station affiliates have exercised statutory “must-carry” or “re-transmission consent” rights and, accordingly, are causing Azteca America Programming (which contains portions of Azteca 13 Programming) to be re-transmitted on local cable systems. The “Azteca America Programming” is comprised of certain of TV Azteca’s programming, including telenovelas, reality programming, sports, news and other general entertainment programming in the Spanish language distributed through the Azteca America Network. In addition, certain of Azteca International’s over-the-air affiliates have exercised their “must-carry” rights to require Azteca America Programming to be re-transmitted by DirecTV, a competing satellite broadcaster.

On June 25, 2002, Echostar filed a lawsuit against TV Azteca alleging that TV Azteca is in breach of the exclusivity provisions of the Echostar agreement, which lawsuit is currently pending. Although Echostar is continuing to seek a permanent injunction against TV Azteca, the U.S. court denied Echostar’s application for a preliminary injunction on April 3, 2003. The parties are currently proceeding with fact discovery, which is scheduled to conclude in September 2004. Expert discovery is scheduled to conclude in February 2005. As of June 30, 2004, no trial date has been set. TV Azteca is awaiting final disposition by the U.S. court. See “Item 10. Additional Information—Legal Proceedings—TV Azteca—Echostar” on page 87.

Alta Empresa

In December 2001, TV Azteca and Alta Empresa Holdings, B.V. (“Alta Empresa”), its wholly-owned Dutch subsidiary, entered into an agreement for purposes of marketing and selling TV Azteca’s programming in the United States. Pursuant to this agreement, TV Azteca agreed to contribute its programming and Alta Empresa agreed to manage all of the activities involved in the marketing and selling of TV Azteca’s programming throughout the United States. Initially, Alta Empresa may only market and sell TV Azteca’s programming in the United States, which it is currently doing through an agreement with Azteca International. The agreement between TV Azteca and Alta Empresa has an initial term of 30 years, which may be terminated at any time by TV Azteca and Alta Empresa. Based upon their relative contributions, TV Azteca is entitled to 99% of the net profits derived from the marketing and sale of its programming throughout the United States and Alta Empresa is entitled to the remaining one percent.

Cost Management

TV Azteca takes a disciplined approach in managing its operating costs and, as a result, it has achieved operating profit margins of 34%, 42% and 41% for the years ended December 31, 2001, 2002 and 2003, respectively. The growth in 2003 primarily resulted from a Ps.325 million (US$28.9 million) increase in net revenue, combined with a Ps.281 million (US$250 million) increase in total costs and expenses, and the 2002 growth was primarily influenced by a Ps.590 million (US$52.5 million) increase in net revenue, combined with a Ps.61 million (US$5.4 million) rise in total costs and expenses. TV Azteca has implemented, and will continue to maintain, stringent cost-control initiatives in connection with its internally produced programming and the acquisition of purchased programming. With respect to its internally produced programming, these initiatives include establishing clearly defined profitability targets for each step of the production process, maintaining strict controls over hiring decisions and controlling talent costs by hiring cast members from TV Azteca’s acting school. Alternatively, with respect to its purchased programming, TV Azteca focuses on acquiring programs that it believes will result in significant viewership by its targeted audiences and will generate significant advertising revenue in relation to the fees paid for the programming.

Other Operations

TV Azteca has an investment in the Internet marketplace through Todito. TV Azteca also owns a recording company, Azteca Records, S.A. de C.V. (“Azteca Records”). In 2003, Azteca Records reduced its operations in the recording business and entered the event promotion business. In addition, TV Azteca has an investment in Club Atlético Morelia, a professional soccer team in Mexico.

Azteca International

Market Overview

According to July 2002 census figures, the U.S. Hispanic population is estimated to be approximately 37.4 million people, or approximately 13% of the U.S. population, making it the largest ethnic minority group in the United States. The U.S. Hispanic population is one of the fastest growing segments of the U.S. population, growing at approximately five times the rate of the non-Hispanic population. The Hispanic population grew 58% in the 1990-2000 period, compared to an increase of 13% for the total U.S. population. Hispanics accounted for 40% of the country’s total population growth. Moreover, according to industry sources, from 1997 to 2001, advertising expenditures targeting the U.S. Hispanic community grew at an average compounded growth rate of 9.5% per year compared to the 4.1% average compounded growth rate for the general advertising market. Nevertheless, advertising expenditures targeting the U.S. Hispanic community remains a small fraction of aggregate advertising spending in the United States. For example, in 2001, Hispanic purchasing power amounted to 8% of total U.S. purchasing power, but advertising expenditures targeting the U.S. Hispanic population represented only 2% of total U.S. advertising expenditures.

Station Affiliations

In July 2001, TV Azteca launched the Azteca America Network, a new Spanish-language television broadcast network in the United States. Through Azteca International, its wholly-owned subsidiary, TV Azteca establishes affiliate relationships with television broadcast stations in U.S. markets that have a significant Hispanic population. In addition, Azteca International may enter into distribution agreements with cable operators. Through the Azteca America Network, TV Azteca distributes in the United States the Azteca America Programming.

Azteca International has station affiliation agreements with over-the-air television broadcast stations in markets that cover approximately 78% of the U.S. Hispanic population. Nielsen coverage is 51% and over-the-air broadcast sites include stations in the Los Angeles, New York, Miami, Houston, Chicago, San Antonio and San Francisco television markets. Pursuant to these station affiliation agreements, the stations have been granted exclusive licenses for over-the-air broadcasting of Azteca America Programming in their respective markets. These agreements have terms ranging up to seven years and may be automatically renewed for a specified duration. In return for this programming, Azteca International receives the net advertising revenue with respect to a percentage of the available advertising time on its station affiliates.

Pappas Station Affiliations

Background

In 2001, Azteca International entered into station affiliation agreements with affiliates of Pappas Telecasting Companies (“Pappas”) in the Los Angeles, San Francisco, Houston and Reno television markets. When Azteca International entered into station affiliation agreements with Pappas Telecasting of Southern California LLC (“Pappas Southern California”), operator of its Los Angeles affiliate, TV Azteca became a party to credit agreements and Azteca International became a party to an equity option agreement that gave it the right to acquire an equity interest in Pappas Southern California. Additionally, in connection with entering into the station affiliation agreements with affiliates of Pappas in the San Francisco and Houston television markets, Azteca International acquired a 25% equity interest in each of the television stations for an aggregate purchase price of US$70.6 million.

In July 2002, a dispute arose between Azteca International and Pappas regarding the exercise of the purchase option for the Los Angeles station. In addition, Pappas alleged that Azteca International was in breach of certain of its obligations under the station affiliation agreements governing the Los Angeles, San Francisco, Houston and Reno television stations. On February 13, 2003, TV Azteca announced that a definitive settlement agreement that resolved all of the outstanding litigation and disputes between TV Azteca and Pappas had been executed. See “Item 10. Additional Information—Legal Proceedings—TV Azteca—Pappas Settlement” on page 87 for a discussion of the Pappas and Azteca International litigation and the settlement of the pending claims.

In connection with the settlement agreement, TV Azteca and Pappas entered into a number of agreements that will govern their future relationship. These agreements include a new promissory note issued by Pappas in favor of Azteca International, a local marketing agreement (“LMA”) governing, under certain circumstances, Azteca International’s operation of its Los Angeles affiliate and a purchase option agreement that grants Azteca International the right, subject to receipt of all necessary approvals and applicable statutory limitations, to acquire all of the assets of the Los Angeles station. In addition to these agreements, Pappas and Azteca International modified their existing station affiliation agreements and entered into new station affiliation agreements.

The New Pappas Promissory Note

Pursuant to the settlement agreement and related agreements, Pappas re-acquired the 25% equity interests owned by Azteca International in its Houston and San Francisco station affiliates. In addition, the outstanding secured indebtedness in the amount of US$53.7 million and other amounts receivable of US$3.9 million owed to TV Azteca by Pappas Southern California was cancelled, together with Azteca International’s option to acquire an equity interest in Pappas Southern California.

As consideration for the re-acquisition of the equity interests in its affiliates and the cancellation of its indebtedness, Pappas issued Azteca International a promissory note in the principal amount of $128.0 million that is secured by the assets of the Los Angeles station (the “New Pappas Promissory Note”). The initial maturity date of the New Pappas Promissory Note was April 30, 2003 extended to June 30, 2003 (the “Initial Maturity Date”). Because Pappas did not repay the New Pappas Promissory Note prior to April 30, 2003, the principal amount of the New Pappas Promissory Note increased to US$129.0 million. The New Pappas Promissory Note may be prepaid, in whole or in part, at any time, and bears interest at an annual rate of 11.6279% from and after the Initial Maturity, except as indicated below.

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

Local Marketing Agreement

Azteca International and Pappas also agreed that, if the New Pappas Promissory Note was not repaid on or prior to the Initial Maturity Date, then starting on July 1, 2003, the operation of the Los Angeles station would be subject to the terms and conditions specified in the LMA. Because the New Pappas Promissory Note was not paid on or prior to the Initial Maturity Date, beginning July 1, 2003, the Los Angeles station has been operated by a U.S. company, KAZA Azteca America, Inc., which is a 100% subsidiary of Azteca International.

The LMA has an initial term of three years, and will continue thereafter until the New Pappas Promissory Note is paid in full. Under the LMA, Azteca International provides programming and services to the Los Angeles station, and is entitled to retain all advertising and other revenues generated from the operation of the Los Angeles station. During the initial three-year term of the LMA, Azteca International is paying Pappas Southern California an annual fee of US$15.0 million, which is payable in quarterly installments. The payment of this fee has been guaranteed by TV Azteca and is currently being offset on a dollar-for-dollar basis by the amount of interest payable under the New Pappas Promissory Note. Accordingly, if during the initial three-year term of the LMA, Pappas Southern California does not make principal payments under the New Pappas Promissory Note, then Azteca International will not be required to make any cash payments under the LMA. Following the expiration of the initial three-year term of the LMA, the annual fee for the LMA will be increased to US$24.6 million, a portion of which would continue to be subject to offset against Pappas’ interest payment obligation, until the New Pappas Promissory Note is paid in full.

In order to resolve any future disputes between Azteca International and Pappas Southern California arising out of the operation of the Los Angeles station pursuant to the LMA, the parties have appointed an attorney affiliated with a Washington, D.C.-based law firm who has experience in Federal Communications Commission (“FCC”) matters and who, upon request, will arbitrate all disputes between the parties, including disputes involving FCC matters (the “Approved Arbiter”). The decisions of the Approved Arbiter will be binding on the parties; however, if the disputed matter relates to FCC rules or regulations, the parties are permitted to seek a ruling from the FCC on such matter and the FCC decision will be final and binding upon the parties.

Because the New Pappas Promissory Note was not paid in full prior to the Initial Maturity Date of June 30, 2003, the LMA became effective. The LMA could also be terminated upon (i) the closing of the purchase option for the assets of the Los Angeles station (ii) the filing of a petition for bankruptcy of a party to the LMA or (iii) following the determination of the Approved Arbiter that a party is in breach of the LMA.

Pursuant to the LMA, Azteca International has agreed, subject to receipt of regulatory approval, to pay up to US$3.0 million for the installation, construction and acquisition of broadcasting facilities necessary to operate a digital television channel in the Los Angeles market. However, if the Approved Arbiter determines that any cost overruns are reasonable, Azteca International’s financial obligations with respect to this project could exceed US$3.0 million. If by the third anniversary of the date on which the Los Angeles station purchase option became exercisable, (i) Azteca International has not closed the purchase option and (ii) Pappas Southern California has not repaid in full the principal and interest due on the New Pappas Promissory Note, Pappas Southern California is required to reimburse Azteca International for the costs incurred in connection with the development of the digital television channel. The aggregate amount of the reimbursement obligation shall be added to the then-outstanding principal amount of the New Pappas Promissory Note and will be secured by the assets of the Los Angeles station.

The Los Angeles Station Purchase Option

Azteca International also has the option, subject to receipt of all necessary approvals and applicable statutory limitations, to purchase all of the assets of the Los Angeles station, including its FCC license. This purchase option must be exercised, subject to limited exceptions, at least six months prior to the third anniversary of the effective date of the option agreement (i.e., January 1, 2006). The total purchase price for the assets is US$250.0 million, plus certain specified liabilities. The purchase price payable for the assets may be offset against all amounts then outstanding under the New Pappas Promissory Note. In the event the LMA is terminated in connection with a governmental challenge to its effectiveness or Azteca International’s breach of the LMA, as determined by the Approved Arbiter, the period of time in which Azteca International may exercise the purchase option will be shortened.

The exercise of the purchase option transaction is subject to certain governmental filing requirements and approvals. Azteca International is permitted to assign its rights with respect to the purchase option to a qualified third party in order to obtain any necessary consents. Under applicable FCC rules, Azteca International has the right to hold up to a 25% equity interest in an entity that holds a U.S. television broadcasting license.

Amended Station Affiliation Agreements

Azteca International’s station affiliation agreements with affiliates of Pappas in the Los Angeles, San Francisco, Houston and Reno markets will continue to be in effect through 2004 with certain modifications, except for the Los Angeles station if the LMA becomes effective. As modified, the allocation of revenue under the station affiliation agreements will change to a 50-50 time-split arrangement, where network advertising time is equally divided. Azteca International extended these modified station affiliation agreements until June 2004, after which these station affiliation agreements were automatically renewed for a six-month period and are automatically renewable for additional six-month periods, subject to the termination provisions contained in the station affiliation agreements. As in the case of the LMA, the Approved Arbiter is also authorized to settle disputes under the modified station affiliation agreements.

Azteca International has agreed to indemnify the Pappas station affiliates for any damages awarded to Echostar from any Pappas station affiliates, the costs of defending such actions (including attorney’s fees), reasonable out of pocket expenses incurred in connection with obtaining alternative programming and, under certain circumstances, lost profits. See “Item 10. Additional Information—Legal Proceedings—TV Azteca—Echostar” on page 87.

In general, the modified station affiliation agreements can be terminated by either party, subject to compliance with relevant notice provisions, (i) if a petition for bankruptcy of a party to the station affiliation agreement is filed, or (ii) following the determination by the Approved Arbiter that a party is in breach of the station affiliation agreement. Either party may terminate the agreement on 90 days notice effective as of June 30, 2004, or prior to the expiration of any renewal term. At June 30, 2004, notice of termination has not been received by either party.

New Stations

Affiliates of Pappas and Azteca International have also entered into station affiliation agreements for several smaller television markets.

Unefon

Background

Unefon is a Mexican mobile telecommunications company that provides low-cost prepaid telecommunications services primarily to upper-lower and middle income subscribers residing in urban areas of Mexico, through its principal subsidiary, Operadora Unefon. At December 31, 2003, Unefon had approximately 1.3 million subscribers on its personal communications services (“PCS”) wireless network and had extended its wireless mobile network coverage to 16 cities in Mexico, including all of Mexico City, compared to approximately 1.0 million subscribers in 2002. In the first quarter of 2004, Unefon’s coverage extended to 17 cities, reaching 43 million people. In 2002, Unefon generated Ps.3,159 million in revenue and had a net loss of Ps.906 million and in 2003, Unefon generated Ps.3,891 million (US$346.4 million) in revenue and had a net loss of Ps.1,128 million (US$100.4 million).

Unefon’s pricing strategy has been to offer the lowest prices in the market for both local and long distance calls, as well as free roaming in cities where service is offered, including in the United States.

Strategic Agreements.

Unefon has a series of strategic agreements with, among others:

•	Elektra—for the sale and distribution of Unefon’s equipment, for the sale of prepaid time, and in order to rent their properties to install radio bases and transmission equipment.

•	Banco Azteca—to provide a syndicated loan agreement.

•	TV Azteca—to advertise its products on TV’s broadcasts.

•	Nortel Networks—to further develop its products.

•	American Tower Corporation (“ATC”) and MATC Digital—for the construction and lease of transmission sites and towers required for the operation of its products.

•	Grupo Iusacell, S.A. de C.V. (“Iusacell”)—to exchange capacity.

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

As a part of a series of transactions commenced in November 2000, Operadora Unefon transferred its 3.4 GHz frequency concession to Operadora de Comunicaciones, S.A. de C.V. (“Operadora de Comunicaciones”) and transferred its 7.0 GHz frequency concession to Unefrecuencias, S.A. de C.V. (“Unefrecuencias”). As a part of these transactions, Cosmofrecuencias, S.A. de C.V. (“Cosmofrecuencias”), a Mexican corporation 50% owned by an affiliate of Mr. Saba and 50% owned by TV Azteca, acquired all of the capital stock of each of Operadora de Comunicaciones and Unefrecuencias. In addition, Operadora Unefon transferred to Frecuencia Móvil, S.A. de C.V. (“Frecuencia Móvil”).

Rights Transaction

In October 2000, TV Azteca granted rights to acquire all of the Unefon Series A shares that it owns pro rata to the holders of all of TV Azteca’s outstanding shares, including Azteca Holdings, and to certain other of TV Azteca’s securities, for an aggregate exercise price of US$177.0 million. The grant of these rights remains subject to the filing and effectiveness of a registration statement with the SEC that registers the Unefon Series A shares underlying the rights and the receipt of all applicable regulatory and third-party approvals. The rights to acquire the Unefon Series A shares were originally only exercisable on December 11, 2002, but in December 2002, TV Azteca approved the change of the exercise date to December 12, 2003. The rights to acquire the Unefon shares expired on December 12, 2003. The conditions for public offering had not been complied with and, therefore, they were not exercised.

Split-Off

Unefon Holdings was incorporated as a result of TV Azteca’s split-off as approved in TV Azteca’s General Extraordinary Shareholders Meeting held on December 19, 2003. TV Azteca’s split-off resolutions were published in the “El Universal” newspaper on December 23, 2004 and in the Official Gazette for the Federal District on January 6, 2004. Likewise, the minutes of the General Extraordinary Shareholders Meeting were formalized before a Notary Public and were duly recorded in the Public Registry of Commerce on January 28, 2004. In accordance with Article 228-Bis, subsection V of the Mexican General Companies Law, any shareholder or group of shareholders holding at least 20% of the capital stock of the company or any creditor that has a legal interest can judicially oppose the split-off within the 45 calendar days following the registry and publication of the resolutions regarding the split-off. During the aforementioned term, no judicial opposition was filed against the split-off and, therefore, the split-off became effective between the parties as of the date when it was approved, that is, December 19, 2003.

Prior to the split-off, TV Azteca owned 46.5% of Unefon’s capital stock, which consisted of Series A Shares. As a result of the split-off of Unefon, TV Azteca no longer owns any capital stock of Unefon. The principal assets transferred to Unefon Holdings by virtue of the split-off were the shares representing 46.5% of the paid-in capital stock of Unefon and 50% of the paid-in capital stock of Cosmofrecuencias, a wireless broadband Internet access provider, at no monetary cost.

Pursuant to the terms of the Mexican General Companies Law, the shareholders of TV Azteca shall maintain their percentage of participation in TV Azteca and their participation in Unefon Holdings’ capital stock shall be that same percentage.

As previously mentioned in TV Azteca’s split-off information memorandum, the shares of Unefon Holdings’ capital stock shall not be segregated from the shares of TV Azteca and may only be held or negotiated jointly with the shares of TV Azteca. Likewise, the shares of Unefon Holdings shall be distributed and delivered to their holders when (i) the split-off becomes effective and (ii) the shares of Unefon Holdings’ capital stock have been listed in the Mexican Stock Exchange and in the U.S. market or quotation system which is chosen for such purposes, prior approval by the relevant authorities. The split-off already became effective and thus, the distribution of shares is subject only to listing of the Unefon Holdings shares in the Mexican Stock Exchange and in the U.S. market or quotation system chosen for such purposes, prior approval by the relevant authorities.

Grupo Elektra Distribution Agreement

In November 2000, Operadora Unefon entered into a 10-year agreement with Grupo Elektra, an affiliate of TV Azteca, for the marketing, sales and distribution of its services in Grupo Elektra’s national network of stores in Mexico. Grupo Elektra currently operates over 879 stores in Mexico. Grupo Elektra is the largest specialty retailing group, in terms of number of stores, in Mexico and one of the largest, in terms of number of stores, in Latin America, specializing in the sale of electronic appliances, white goods, furniture and fittings. The distribution agreement was entered into on November 1, 2000 by Operadora Unefon and a group of four TV Azteca affiliates referred to as “El Grupo” (consisting of Elektra Comercial, S.A. de C.V., T.H.E.O.N.E, S.A. de C.V., Salinas y Rocha, S.A. de C.V. and Grupo Hecali, S.A. de C.V.); it was subsequently modified in December 2000. Under the terms of this agreement, Operadora Unefon is to provide telecommunications equipment, including mobile telephones, to El Grupo for distribution and sale to the public at the retail locations of El Grupo.

In June 2003, the agreement was modified. The modified agreement eliminated the requirement that Operadora Unefon pay Grupo Elektra a 5.8% commission on interconnection income generated by the mobile service users captured by Grupo Elektra with other telecommunications networks. However, Operadora Unefon must now pay to Grupo Elektra a 9% commission on each prepaid air time cards sold by Grupo Elektra at retail locations. In 2001, 2002 and 2003, commissions totaled Ps.15 million, Ps.20 million and Ps.16 million (US$1.4 million), respectively. Additionally, Operadora Unefon must provide Grupo Elektra with 2% of total revenues subject to certain limitations, provide customers in Elektra stores with a 20% discount or a minimum of Ps.150 for each piece of telephone equipment bought from Unefon (annually indexed according with NCPI), and provide technical support for customers. In 2002 and 2003, the total amount paid by Operadora Unefon under this agreement was Ps.80 million and Ps.120 million (US$10.7 million), respectively. The agreement, which is governed by Mexican law, is renewable after ten years by mutual written consent.

Banco Azteca Syndicated Loan

On March 9, 2004, Operadora, a principal subsidiary of Unefon, obtained a syndicated loan for Ps.$640 million (nominal) (US$55.6 million) with Banco Inbursa and Banco Azteca, an affiliate of TV Azteca, of which Ps.$140 million (nominal) (US$12.2 million) was placed by Banco Azteca. An irrevocable management trust was created as payment mechanism for this loan, through which Operadora placed, irrevocably, the resources from the interconnection agreement with Telmex (“calling party pays,” a program that started in Mexico whereby any phone call made to a mobile phone is paid by the person who is dialing), until the total payment of the loan (including conventional and legal accessories, as well as any other cost or commission derived there from) is completely covered. Pursuant to the agreement, as long as Operadora is in compliance with the obligations derived from the loan, the money deposited in the trust, that is not otherwise destined to the periodical payment obligations under the loan, will be delivered to Operadora. In the event that Operadora breaches the loan and does not cure such breach during the applicable cure period, the banks may request the trustee to apply all the money deposited in the trust to the payment in full of the loan.

The main provisions of the loan that were submitted and approved by the Board of Directors are the following: (i) an annual interest rate of 11.35% in monthly payments, (ii) an opening commission of 0.50% and, in case of prepayment 1%; (iii) 24 monthly installments (payments staring on the ninth month); and (iv) the creation of the aforementioned trust as collateral. This is the first loan that Unefon obtained with a non related party after the settlement with Nortel Networks and the granting of such loan was exclusively based on the financial capacity of Unefon and with the collateral of its own assets.

The resources from the loan were used to pay the U.S. dollar-denominated debt obtained from or guaranteed by related parties. In this way, Moises Saba’s affiliates received a payment for approximately US$29 million, while TV Azteca received a payment of approximately US$17 million, as well as its collateral obligations on a loan for US$12 million obtained by Operadora with Inbursa.

TV Azteca Advertising Agreement

In June 1998, Unefon and TV Azteca entered into a 10-year advertising agreement pursuant to which TV Azteca agreed to supply Unefon with advertising spots.

The principal terms and conditions of TV Azteca’s agreement with Unefon, as amended, include:

•	TV Azteca will supply Unefon with advertising spots totaling an aggregate of 120,000 gross rating points (“GRPs”) over the term of the agreement, up to a maximum of 35,000 GRPs per year. For purposes of the agreement, GRPs equal the number of total rating points obtained in a 60-second transmission of commercial messages. Up to 30% of these GRPs may be used during prime-time, which is defined in the agreement as 7:00 p.m. to 11:00 p.m., Monday through Friday, and 6:00 p.m. to 11:00 p.m., Saturday and Sunday. Unefon can only use the GRPs through December 2009;

•	Unefon will pay TV Azteca 3.0% of its gross revenues up to a maximum of US$200.0 million. At December 31, 2003, TV Azteca had broadcast Unefon advertisements having an aggregate value of Ps.297 million (US$26.4 million) pursuant to this agreement. TV Azteca records revenue under the terms of the agreement as the GRPs are consumed on a rate schedule set forth in the agreement, which provides less expensive GRPs initially and more expensive GRPs over the term of the agreement. Pursuant to the agreement, Unefon has elected to defer payments due in 2000, 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004, with the first payment maturing in June 2003. The deferred payments accrue interest at an annual interest rate of 12%. Since 2003, Unefon’s payments to TV Azteca have been due on a current basis. At December 31, 2003, the aggregate deferred payments equaled US$9.1 million (including interest), and in January 2003, TV Azteca and Unefon amended the original agreement. Under the terms of the amended agreement, TV Azteca is recording revenues based on the GRPs used, valued at a price equivalent to 3% of Unefon’s gross revenues up to a maximum of US$200 million. This change increased net revenues in the amount of Ps.21 million (US$1.9 million) for the year ended December 31, 2003, for the total GRPs used at that date. All other terms of the agreement remain the same;

•	TV Azteca’s right to payment under the agreement is subject to compliance by Unefon with its payment obligations under its finance agreement; and

•	Pursuant to the advertising agreement, Unefon’s failure to pay advances will not be considered a default by Unefon under the agreement. However, TV Azteca will be able to suspend the provision of advertising spots to Unefon after Unefon’s continued failure to pay for one year.

Nortel Finance Agreement

In September 1999, Unefon entered into a finance agreement, a letter agreement, a procurement agreement, and certain other related agreements with Nortel. The procurement agreement obligated Nortel to supply Unefon with up to US$448.0 million of equipment, software and related engineering and other services. Under the finance agreement, Nortel agreed to provide Unefon with a multi-drawdown credit facility in an aggregate principal amount of up to US$618.0 million, divided into two separate tranches, to finance Unefon’s payment obligations under the procurement agreement and its working capital needs. Borrowings made under the finance agreement were denominated in U.S. dollars and bear interest at a floating rate based on the London inter-bank offer rate (“LIBOR”). Unefon was required to repay the principal of the loans beginning in May 2003 and ending in November 2005. In addition, the finance agreement placed financial and operating restrictions on Unefon, including restrictions on its ability to pay dividends and enter into transactions with affiliates. Unefon’s obligations under the finance agreement were secured by all of the shares, government concessions and other assets owned by Operadora Unefon, Unefon’s principal operating subsidiary, and all of the shares of Torres y Comunicaciones, S.A. de C.V., Servicios SPC, S.A. de C.V. (each subsidiaries of Operadora Unefon), Operadora de Comunicaciones and Unefrecuencias (subsidiaries of Unefon).

The first loan tranche under the finance agreement was in the amount of US$408.0 million, of which US$273.0 million was allocated for payments under the procurement agreement and US$135.0 million for working capital needs. Through December 31, 2002, Unefon had drawn down US$383.0 million from the first tranche. Unefon prepaid US$22.6 million of this amount in December 2000. The second loan tranche under the finance agreement was for US$210.0 million, of which US$175.0 million was to be for payments under the procurement agreement and US$35.0 million for working capital needs. The second tranche was to be made available on a dollar-by-dollar basis as Nortel syndicated amounts lent under the first tranche. An amount equal to US$25.0 million was available under the second tranche following a one-time optional prepayment of US$25.0 million under the first tranche, which was made by Unefon in September 2001. Pursuant to the letter agreement, Nortel was obligated to pursue syndication of the first tranche in a diligent and timely manner, applying its best efforts consistent with standards of commercial reasonableness. The second tranche was expected to be drawn by Unefon from May 2002 to May 2003. At December 31, 2002, Unefon had drawn down only US$14.5 million from the second tranche and Nortel had not syndicated any portion of the first tranche. At December 31, 2002, there was US$349.8 million outstanding under the finance agreement.

Pursuant to certain amendments to the finance agreement, Nortel consented to and approved Unefon’s revised business plan and agreed to allow Unefon to draw down additional financing under the finance agreement, conditioned upon the shareholders’ undertaking to provide Unefon up to US$35.0 million in the event Unefon had liquidity shortfalls in 2001 or 2002, as described below. See “—TV Azteca’s Financial Commitments” on page 43.

At June 16, 2003, Nortel assigned its rights and obligations under the finance agreement to Codisco Investments LLC (“Codisco”), a related party. See “—Nortel Settlement” on page 40.

Nortel Procurement Agreement

Under the procurement agreement, Nortel committed to supply Unefon with a Code Division Multiple Access (“CDMA”) technology cellular network that operates in the 1.9 GHz frequency band within designated urban and suburban areas in Mexico. Under the agreement, Nortel was required to undertake all work and supply all goods and engineering services necessary for the manufacture, procurement, supply, delivery and installation of equipment, and testing, optimizing and commissioning of the network. The procurement agreement covered the deployment of a network capable of supporting at least 1.416 million subscribers. This network was to include switches, signaling transfer points, base transceiver stations, a transmission network based on microwave radios, metropolitan fiber optic rings, a national network operation center and regional operations centers and a call center. The network to be supplied also was to include all necessary software and other ancillary systems and supporting services to provide full system functionality in accordance with the network design plan prepared by Nortel. The network system was to include the capacity to deploy wireless and value-added and other intelligent network features, which include caller-ID, call waiting, two-way short messaging service and conference calling.

In July 2002, Unefon and Nortel signed an agreement that upon taking effect was intended to settle disputes that had arisen in connection with Nortel’s performance under the procurement agreement. Among other things, Nortel agreed to give Unefon US$51.9 million of credits and economic benefits. The effectiveness of these agreements was pre-conditioned on certain acts to be taken by Nortel.

At June 16, 2003, the procurement agreement between Unefon and Nortel was terminated and the parties entered into a new Procurement Agreement. See “—Nortel Settlement” on page 40.

Nortel Settlement

Unefon and Nortel became engaged in a dispute over each party’s compliance with the terms and conditions of the finance agreement, the procurement agreement and other related agreements entered into by the parties, which resulted in the filing of various legal actions by such parties. See “Item 10. Additional Information—Legal Proceedings—Unefon” on page 90. On June 16, 2003, Unefon reached a settlement with Nortel, pursuant to which Unefon and Nortel released each other from all obligations arising out of the procurement agreement, finance agreement or any related agreements and terminated all actions and proceedings of any kind between the parties or involving the parties and their counsel in the United States and Mexico. Unefon and Nortel also terminated the procurement agreement and entered into a new procurement agreement dated June 16, 2003. In connection with the settlement, Operadora Unefon, a principal subsidiary of Unefon, paid to Nortel a total cash amount of US$43 million, of which US$18.1 million was applied to accounts receivable due and US$24.9 million was applied to reduce the total amount of debt owed by Unefon to Nortel, leaving an outstanding balance of US$325 million as of the settlement date. In addition, Unefon agreed that, in the event a change of control of Unefon occurs on or before December 15, 2005, it will pay US$25.0 million to Nortel. Change of control, for these purposes, will be deemed to have occurred if Mr. Saba, together with Adela Tuachi Michaw de Saba and/or TV Azteca and/or Mr. Salinas Pliego and/or their respective affiliates, collectively, shall at any time beneficially own, directly or indirectly, in the aggregate less than 40% of the issued and outstanding shares of each class of voting stock of Operadora Unefon and its subsidiaries. Concurrently with the settlement, Codisco, a company in which Ricardo B. Salinas Pliego, a majority shareholder and chairman of the Board of Directors of the TV Azteca, and Moisés Saba Masri, owner of 46.5% of Unefon’s capital stock, each owned a 50% indirect beneficial interest, purchased debt owed by Unefon to Nortel. As of June 16, 2003, the face value of the debt was the amount of US$325 million. The acquisition price for such debt was the amount of US$107 million. The amount of US$150 million was paid for the settlement to Nortel as follows: US$43 million was paid by Operadora Unefon and US$107 million was paid by Codisco. On

June 16, 2003, Nortel and Codisco entered into an Assignment and Assumption Agreement, pursuant to which Codisco replaced Nortel as lender under the financing agreement, and the rights arising from the mortgage over all present and future assets of Unefon and the stock pledges on the stock issued by Unefon’s subsidiaries granted in favor of Nortel were assigned to Codisco. The parties also entered into a Restructuring Agreement, also dated June 16, 2003, in which they stipulated that the Unefon debt to Nortel could not be sold by Codisco to a party unrelated to Unefon without Nortel’s express consent. In September 2003, with the prior approval from its Board of Directors, Unefon executed a long term services agreement to provide spare capacity of 8.4 Mhz., of the 30 Mhz. licensed to Unefon by the Ministry of Communication and Transport (Secretaría de Comunicaciones y Transportes) to Telcel, an unrelated third party, and received a total consideration of approximately US$268 million in September and October of 2003, which was equivalent to the total present value of any amounts due during the term of such agreement. Unefon used such funds, as well as resources from operations and short term loans, to pay the debt to Codisco in advance and without any penalty, at a face value of US$325 million and, as a result, the assets mortgaged and the Unefon stock pledged to secure the debt were released. Consequently, Unefon substantially reduced its liabilities and released its stock from pledges that had collateralized the debt.

Restructured Note

In connection with the assignment of the Nortel finance agreement by Nortel to Codisco, Unefon issued a restructured note, dated June 16, 2003, in favor of Codisco in the amount of US$325.0 million, with interest due at a floating rate based on LIBOR plus 2.85%. Unefon was obligated to pay the restructured note in 6 consecutive semi-annual installments, but, as mentioned above, it was paid in advance in 2003.

Procurement Agreement

In connection with the settlement, Unefon and Nortel entered into a new Procurement Agreement under which Nortel will provide Unefon with machines, components, software and services, including, engineering, maintenance, installation, implementation, design, consulting, business planning, network planning and analysis. The new Procurement Agreement has a term of five years. The Procurement Agreement contemplates a US$100.0 million purchase commitment on Unefon’s part, with a US$20.0 million annual minimum purchase requirement (unless Unefon has already met the US$100.0 million purchase volume commitment), with a target expenditure of US$40.0 million per year.

ATC and MATC Digital Agreements

In order to facilitate the construction of Unefon’s network, on May 26, 2000, Operadora Unefon and Unefon entered into a Master Lease Agreement with MATC Digital, a Mexican subsidiary of ATC. Through this agreement, certain conditions were established so that Operadora Unefon would lease certain real estate property and construction sites that are within the MATC Digital sites to store certain equipment and generators.

Simultaneously with the execution of the agreement described above, the parties entered into another agreement whereby MATC Digital agreed to identify, build and develop the sites for the telephony network of Unefon, in accordance with the technical and geographical specifications of Operadora on a tower by tower base.

In December 2000, Unefon and MATC Digital amended the agreements. In order to concentrate Unefon’s efforts in mobile telephony, Unefon and MATC Digital terminated the co-ownership of the property containing the installations and towers used by Unefon for the operation of its network. As a result, MATC Digital, became the sole owner of such assets and Unefon leased tower space from MATC Digital. In exchange, Unefon received approximately US$7.0 million from MATC Digital and was reimbursed for the costs incurred in the construction of the towers. Unefon also agreed to increase from 400 to 1,000 the total number of towers to be built by MATC Digital for its latter lease to Unefon.

This agreement became effective as of December 8, 2000 and will remain in full force and effect so long as the lease of the sites is in full force and effect. This agreement will terminate once none of the agreements is in effect. The initial term of each site lease site agreement will begin on the effective date of each loan and will continue for a period of 11 years. Such term may be automatically extended after the five-year initial term, unless the lessee provides notice of termination at least with 90 days advance to the programmed initiation of the second extension.

On December 8, 2000, Operadora Unefon entered into a Modified and Restated Built and Equipment Agreement with Unefon; MACT Digital and ATC. Under the terms of this agreement, MATC Digital will:

•	undertake the acquisition, development and/or construction of the rings and all the new required built sites;

•	identify the space in the existing sites within the rings;

•	identify, investigate and develop the sites in the exiting MATC sites; and

•	Render the services established in the agreement, corresponding to each site.

After the termination of the agreements in any built site, or in the event that it requires a modification, MATC will deliver a certificate that such site has been terminated. The client will have five business days to accept and return the certificate or to deliver a non agreement certificate.

Capacity Exchange Agreement with Iusacell

On April 23, 4004, Operadora entered into a capacity exchange agreement with Comunicaciones Celulares de Occidente, S.A. de C.V., Sistemas Telefónicos Portátiles Celulares, S.A. de C.V., Telecomunicaciones del Golfo, S.A. de C.V., SOS Telecomunicaciones, S.A. de C.V., Portatel del Sureste, S.A. de C.V., and Iusacell PCS, S.A. de C.V. under which the parties agreed to exchange capacity in several cities for a 5-year renewable term. This agreement allows Unefon to increase its coverage without incurring in significant capital investments.

Corporación RBS Loan Agreement

Corporación RBS, S.A. de C.V. (“Corporación RBS”), a Mexican company wholly-owned by Ricardo Salinas Pliego, granted a loan to Operadora on November 28, 2003 to Operadora for US$20.0 million which was used to cover short-term payment obligations. The main original conditions of the loan where for one year and a 20% annual interest rate. Such debt was recently restated to a two-year term, with monthly installments of interest on a 20% annual interest rate. On May 31, 2004, the outstanding amount was of US$20.4 million.

Grupo Alsavisión Loan Agreements

As of December 31, 2003, certain subsidiaries of Unefon had outstanding loan agreements with Grupo Alsavisión, S.A. de C.V. for US$36.3 million. The total amount outstanding was generating interest at a rate of 20%. As a result of the syndicated loan obtained in March 2004 from Banco Inbursa and Banco Azteca for Ps.$640 million, part of this debt was liquidated, with only US$25.6 million remaining as of March 31, 2004. Such debt was restated to a two year term, with monthly installments of interest on a 20% annual interest rate. On May 31, 2004, the outstanding amount for such loan was US$25.7 million.

Alberto Saba Raffoul

As of December 31, 2003, Operadora Unefon had a US$17.6 million debt with Alberto Saba Raffoul, the father of Moisés Saba Masri. This debt was generating interest at a 20% annual interest rate. As a result of the syndicated loan obtained in March 2004, with Banco Inbursa and Banco Azteca, the total amount of the debt was liquidated.

TV Azteca’s Financial Commitments

In December 2000, in connection with certain modifications of Unefon’s finance agreement with Nortel, the principal shareholders of Unefon, TV Azteca and Mr. Saba, agreed in a shareholders’ undertaking to provide Unefon up to US$35.0 million in the aggregate by way of either equity or subordinated debt in the event Unefon had liquidity shortfalls in 2001 or 2002. On December 20, 2002, Nortel notified TV Azteca and Mr. Saba of its view that Unefon’s non-payment of the August 2002 interest payment under the Nortel finance agreement triggered their joint and several obligation to make additional funds available to Unefon up to an aggregate amount of US$35.0 million as provided in the shareholders’ undertaking. TV Azteca and Mr. Saba disputed this assertion. See “Item 10. Additional Information—Legal Proceedings—Unefon” on page 90. In connection with the settlement with Nortel, Nortel has released TV Azteca and Mr. Saba from any obligation or liability in connection with this undertaking. However, as of May 31, 2003, TV Azteca and Mr. Saba had made loans to or on behalf of Unefon with an outstanding aggregate principal amount of US$35.8 million, US$19.1 million of which was paid by TV Azteca to Unefon and certain of its creditors.

In 2001, TV Azteca’s Board of Directors approved a credit guarantee for up to US$80 million to Unefon, to allow Unefon to meet its capital requirements. At that time, Unefon anticipated capital requirements of US$160 million to increase its network capacity; TV Azteca, which owned 46.5% of Unefon, granted the US$80 million credit support. Mr. Moisés Saba Masri’s family, which owns an equivalent share, provided an equal amount of credit support.

At May 31, 2003, TV Azteca had issued outstanding loans to Unefon for an aggregate principal amount of US$19.1 million. These loans carried an annual interest rate at of 20% payable on an annual basis. At April 30, 2004, the outstanding amount of those loans was an aggregate amount of US$9.6 million.

At May 31, 2003, TV Azteca had outstanding credit support obligations to Unefon in the amount of US$12.1 million for which TV Azteca received a fee in the amount of 20% of the total amount of support less the bank annual interest rate charged to Unefon. On March 9, 2004, Unefon paid in full the credit obligation supported by TV Azteca and TV Azteca was released from the credit support obligation.

Internet Business

Todito

In February 2000, TV Azteca acquired 50% of the capital stock of Todito, a Mexican company that operates a Spanish-language Internet portal (www.todito.com) and Internet connection service (www.toditocard.com and www.toditoilimitado.com) targeting Spanish speakers in the U.S. and Mexico. TV Azteca also operates a corporate website (www.tvazteca.com.mx) that is hosted and managed by Todito and is used to promote TV Azteca’s talent and programs.

Grupo TV Azteca, a wholly-owned subsidiary of TV Azteca, owns 50% of Todito’s capital stock. Grupo TV Azteca holds 4,449,000 common and Series A Shares of Todito’s fixed capital stock and 1,984,000 common and Series D-A Shares of Todito’s variable capital stock. Grupo Dataflux, S.A. de C.V. (“Dataflux”), which is controlled by Mr. Guillermo Salinas Pliego, the brother of Mr. Ricardo Salinas Pliego, owns the other 50% of Todito’s capital stock. All shares have a par value of Ps.1.00; the A Shares have unlimited voting rights and the D-A Shares have limited voting rights but enjoy preferential dividends of 5%.

Todito was launched in August 1999 by Dataflux, a Mexican technology company that operates the largest network of computer training schools in Mexico. Todito is one of the most visited sites by Mexican internet users (over 1,400,000 unique visitors per day) and also operates Mexico’s leading prepaid Internet service provider, with over 339,000 users.

In connection with its acquisition of the Todito capital stock, TV Azteca entered into a five-year service agreement with Todito. The value of the service agreement was US$100.0 million at the time of the signing. The service agreement consisted of advertising time on TV Azteca’s networks, the exclusive online use of TV Azteca’s content by Todito and the use of TV Azteca’s sales force to promote Todito to TV Azteca’s advertising clients. The three components of the service agreement were valued at US$45.0 million, US$50.0 million and US$5.0 million, respectively, at the time of signing of the agreement. Under the service agreement, TV Azteca agreed to provide Todito with advertising on its Azteca 7 and Azteca 13 networks totaling an aggregate of 78,000 GRPs. Todito has the right to use up to 30% of the advertising granted under the service agreement during the networks’ prime-time hours. TV Azteca has also granted Todito the exclusive right to distribute over the Internet TV Azteca’s internally produced programming during the term of the service agreement. Finally, the service agreement provides that TV Azteca’s sales force will be the exclusive seller of online advertising on www.todito.com for two years and that TV Azteca’s sales force will facilitate contacts between TV Azteca’s television advertising clients and Todito’s online advertising sales force.

In May 2001, Todito launched its prepaid Internet access card, which functions like a prepaid phone card. The cards range in price from Ps.40 for 300 minutes of navigation to Ps.1,140 for the full year in the unlimited plan. The cards can be purchased online or at over 20,000 points of sale throughout Mexico. Since its introduction, monthly sales have grown from 5,310 cards in May 2001 to 107,000 cards in December 2003.

Todito reported sales of Ps.157 million and Ps.201 million (US$17.9 million) for the years ended December 31, 2002 and 2003, respectively. Todito’s sales are comprised of the sale of online advertising, the sale of its prepaid Internet connection cards and commissions from e-commerce transactions. Todito generated a positive EBITDA of Ps.58 million (US$5.2 million) and Ps.65 million (US$5.8 million) for the years ended December 31, 2002 and 2003, respectively.

Channel 40

In December 1998, TV Azteca entered into a joint venture with Televisora del Valle de México, S.A. de C.V. (“TVM”) and TVM’s subsidiary, Corporación de Noticias e Información, S.A. de C.V. (“CNI”), for the operation of a television channel that broadcasts throughout the Mexico City metropolitan area on UHF Channel 40. In July 2000, CNI stopped broadcasting TV Azteca’s signal as required by its contractual obligations under the joint venture agreement. In response to CNI’s actions, TV Azteca filed several lawsuits in Mexico against TVM, CNI and Mr. Moreno Valle, seeking lost profits and the enforcement of its purchase option right under the joint venture to acquire up to 51% of the capital stock of TVM. For a more detailed discussion of the legal proceedings involving Channel 40, see “Item 10. Additional Information—Legal Proceedings—TV Azteca—Channel 40” on page 88.

Music

In May 1996, TV Azteca formed Azteca Records to produce, market and distribute recorded music. TV Azteca’s strategy is to utilize its recording business to focus on the development and promotion of new Mexican talent and to take advantage of cross-promotional opportunities. Azteca Records released 48 recordings in 2001 and 54 recordings in 2002. For the year ended December 31, 2003, Azteca Records reduced its operations in the recording business and entered the event promotion business. Azteca Records’ recordings are distributed in Mexico, pursuant to agreements between TV Azteca and Sony Music Entertainment Mexico, S.A. de C.V., BMG Entertainment Mexico, S.A. de C.V. and Warner Music Mexico, S.A. de C.V., and internationally pursuant to agreements between TV Azteca and several distributors, which vary depending on the territory of distribution. In each of the years ended December 31, 2001, 2002 and 2003, Azteca Records’ business accounted for less than 1% of TV Azteca’s net revenue.

Soccer Team

In May 1996, TV Azteca acquired a majority interest in the Club Atlético Morelia, a Mexican professional soccer team. The Club Atlético Morelia soccer team belongs to the 20-team First Division of the Mexican professional soccer league. Each year, the team plays 38 regular season games, half of which are home games. In the 2000 winter season, the Club Atlético Morelia won the Mexican Soccer Championship for the first time in its history. In the 2002 and 2003 winter seasons, Club Atlético Morelia was a finalist in the Mexican Professional Soccer Championship.

Television Channel 12 in El Salvador

On December 10, 2003, TV Azteca sold its interest in a television channel in El Salvador, Canal 12 de Televisión (acquired in 1997), to an unrelated third party for US$6 million and recognized a gain of Ps.2 million (US$233,000).

Strategic Alliances

NBA Agreement

TV Azteca has had the exclusive right to broadcast NBA games in Mexico since 1993. In August 1995, TV Azteca entered into an agreement with NBA Entertainment, Inc. This agreement, which has since been extended, gave TV Azteca the exclusive right to broadcast NBA games in Mexico through the end of the 2002-2003 season. The NBA exercised its right of first refusal to renew TV Azteca’s exclusive exhibition rights for the 2003-2004 season. In return for the broadcast rights, NBA Entertainment is entitled to a guaranteed minimum payment per season if net advertising revenue generated from NBA games is less than or equal to US$2.3 million. NBA Entertainment is entitled to receive an additional 50% of any net advertising revenue in excess of US$2.3 million. The amount paid to NBA Entertainment under the terms of the NBA Agreement during the fiscal year ended December 31, 2003 was US$800,000. TV Azteca is in the process of renegotiating this agreement for the 2004-2005 season.

Buena Vista Agreement

In October 2001, TV Azteca entered into an exclusive three-year license agreement with Buena Vista International, Inc., an affiliate of The Walt Disney Company. The individual licensing agreement, dated October 9, 2000, was entered into by TV Azteca and Buena Vista International, Inc. (“Buena Vista”), to provide TV Azteca with a license to broadcast Buena Vista programming on its network in Mexico. Each licensed item provided in the schedules is provided with its own license fee and license expiration date. The agreement gives TV Azteca the exclusive access to certain first-run movies, mini-series and special events, such as the Academy Awards. In addition, the licensing agreement, dated October 1, 2001, was entered into by Red Azteca, a wholly-owned subsidiary of TV Azteca, and Buena Vista, to provide Red Azteca with a license to broadcast Buena Vista programming on its network in Mexico. The agreement provides for differing license fees and license expiration dates based on category of programming.

Competition

General

Broadcast television stations compete for advertising revenue and viewers with other television stations in their markets and other advertising media, such as radio, newspapers, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail, the Internet and home entertainment systems (including videocassette recorders, DVDs and television game devices). Broadcast television stations also face competition from cable television, MMDS, and DTH satellite services. These other programming, entertainment and video distribution systems can increase competition for broadcast television stations by bringing into its market distant broadcast signals not otherwise available to a station’s audience and also by serving as distribution systems for non-broadcast programming.

Televisa

TV Azteca’s principal competitor in Mexico is Televisa. Televisa, through its subsidiaries, is the largest Spanish-language media company in the world. Televisa owns and operates Channels 2, 4, 5 and 9 in Mexico City, each of which, to varying degrees of coverage, is broadcast throughout Mexico. Televisa generated a substantial majority of Mexican television advertising sales in each of the last three years.

According to data of IBOPE AGB Mexico, Televisa had a combined weekday, prime-time Mexican commercial audience share of 61%, 62% and 63%, during 2001, 2002 and 2003, respectively.

DTH Providers

Pay television services generally require an initial connection fee, as well as a periodic subscription fee, but offer both a higher quality picture than traditional, over-the-air television broadcasts and a larger number of channels to choose from. Under current Mexican law, cable television services, but not DTH satellite services or MMDS, are required to include over-the-air television channels in a basic package of channels offered to subscribers. DirecTV and SKY, DTH service providers, carry the signals of Azteca 7 and Azteca 13 networks throughout Mexico pursuant to an arrangement with TV Azteca. Many pay television services are offered by companies that are backed by large, multinational media conglomerates with substantial resources. Televisa is a partner in a multinational venture to provide DTH services in Mexico and elsewhere. According to IBOPE AGB Mexico, the penetration of pay television as of July 1, 2003 was approximately 16% of all television households. TV Azteca believes that pay television consumers are concentrated in the Mexico City metropolitan area and along the U.S.-Mexico border.

Univision and Telemundo

Univision and Telemundo are the main competitors of the Azteca America Network in the U.S. Spanish-language television market. Both Univision and Telemundo have already established networks in the U.S. television markets that Azteca America targets or intends to target. According to industry reports, from January 26 to May 24, 2004, Univision has an approximate 57.4% of the Hispanic market audience share and Telemundo has an approximate 22.8% of the Hispanic market audience share for the 6:00 a.m. to 12:00 a.m. time slot. Univision also owns Galavision, a Spanish-language cable network that for the same period and according to industry reports, had an approximate 3% of the Hispanic market audience share. In addition, in January 2002, Univision launched the Telefutura network, a Spanish-language network which can be seen on 42 over-the-air television broadcast stations in addition to cable systems nationwide. According to Univision, at its launch Telefutura reached approximately 80% of the U.S. Hispanic population.

Each of Telemundo and Univision has a larger network of affiliates and greater financial resources than Azteca International. In addition, each of these competitors has certain programming advantages over Azteca International. In 2002, NBC acquired Telemundo. As part of the acquisition, NBC provides Telemundo with the rights to broadcast certain NBC programming in the U.S. Spanish-language television market. Moreover, Univision has a long-term program license agreements with Televisa and Corporation Venezolana de Television, C.A., another prominent producer of Spanish-language programming. These agreements provide Univision with a significant amount of quality programming that can be used to attract and retain U.S. Hispanic viewers.

The Azteca America Network also competes with some English-language broadcasters that also have broadcast Spanish-language networks and simulcast certain programming in English and Spanish for their U.S. Hispanic viewers.

Unefon

Unefon faces significant competition from Telcel in each region in which it operates. As a former wholly-owned indirect subsidiary of Telmex, Mexico’s largest telephone company, Telcel has significantly greater financial and other resources than those available to Unefon. Telcel has nationwide cellular and PCS concessions and a nationwide cellular network that offers broader coverage than Unefon’s network. Telcel also has the ability to use Telmex’s installed telecommunications systems. At December 31, 2002, according to industry reports, Telcel had approximately 20.1 million subscribers, representing approximately 75% of the Mexican mobile telecommunications market. Unefon also competes with cellular service providers such as Iusacell, which is currently controlled by TV Azteca. However, Móvil Access, S.A. de C.V., a Mexican telecommunications service provider and subsidiary of Biper, S.A. de C.V. (“Biper”), a paging company controlled by Ricardo B. Salinas Pliego, announced on June 13, 2003 that it has agreed to make an offer to acquire 100% of the capital stock of Iusacell. According to Iusacell, as of December 31, 2002, it had approximately 2.3 million subscribers representing approximately 9% of the Mexican mobile telecommunications market. Unefon also faces competition from Telefónica Móviles Mexico, a company owned by Telefónica S.A., which also provides mobile services. According to Telefónica, as of December 31, 2002, Telefónica Móviles Mexico had approximately 2.4 million subscribers, representing approximately 9% of the Mexican mobile telecommunications market.

Regulation

TV Azteca

Concessions

Under the Ley Federal de Radio y Televisión (“Mexican Federal Radio and Television Law”), a television broadcaster must have a concession granted by the SCT to broadcast over a particular frequency. A concession comprises one or more licenses, each of which gives the concession holder the right to operate a television transmitter at a certain location. Each concession specifies, among other things, the authorized signal strength of the concession holder’s transmitter and the principal populations in its broadcast range. In addition, the SCT may grant the concession holder separate supplemental authorizations to operate transmitters within the areas covered by the primary licenses contained in the concession. Supplemental authorizations are granted in order to allow the concession holder to broadcast its signal to populations that are inaccessible to the transmitters located where required by the licenses contained within the concession. Supplemental authorizations may also be granted in response to a petition from local residents in an area within the area covered by the concession.

TV Azteca has 11 concessions for 180 channels. Nine of these concessions relate to the Azteca 7 network and together comprise 89 channels for primary transmission locations throughout Mexico. TV Azteca has also obtained 124 supplemental authorizations related to the Azteca 7 network. For the Azteca 13 network, TV Azteca has a single concession that comprises 90 licenses for primary transmission locations throughout Mexico, and has 171 related supplemental licenses. TV Azteca also has a separate concession for a single primary transmission location related to the network in the state of Chihuahua. The SCT has authorized, for a two-year period subject to renewal, TV Azteca’s operation for experimental and investigative purposes of Channel 53, a high-definition digital television channel in Mexico City, to retransmit the programming of Channel 13 in Mexico City. TV Azteca has also obtained the authorization of the SCT to install and operate equipment to improve broadcast signal quality and coverage.

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

The SCT may revoke a concession if the concession holder takes any of the following actions:

•	changes the location of its transmission equipment without the approval of the SCT;

•	broadcasts over a frequency other than the ones assigned without the approval of the SCT;

•	transfers the concession, the rights derived therefrom, or any of the transmission equipment related thereto without the approval of the SCT;

•	suspends transmission from its anchor station for a period greater than 60 days;

•	takes any action that is in contravention of the terms of its concessions;

•	changes its by-laws in contravention of the Mexican Federal Radio and Television Law;

•	transfers, pledges or encumbers to, or for the benefit of, any foreign party in any way, in whole or in part, the concession or any of the rights arising thereunder or any of the transmission equipment associated therewith;

•	provides goods or services associated with the concession to enemies in time of war;

•	changes its jurisdiction of incorporation to a jurisdiction outside Mexico; or

•	requests protection of a foreign government, entity or individual.

If a concession is revoked for any of the foregoing reasons, the concession holder forfeits all of its assets to the Mexican government. If a concession is revoked for any other reason, the concession holder must remove all of its broadcast assets from its licensed locations. If this occurs, however, the Mexican government has the right to purchase those assets for a fair price determined by an independent appraiser. None of TV Azteca’s concessions have ever been revoked.

Concessions are renewable by the concession holder upon their expiration for a term of up to 30 years (with 10 years currently being standard). The SCT will generally renew the concessions upon expiration, so long as they have been operated in substantial compliance with applicable law. Seven of the concessions for the Azteca 7 network expire on April 29, 2006. One of the concessions for the Azteca 7 network, comprising 22 licenses for primary transmission locations in the Northwest region of Mexico, expires on September 29, 2006. The concession for the Azteca 13 network expires on May 9, 2008. TV Azteca’s Chihuahua concession was renewed on January 26, 2000 and expires on July 2, 2009.

Supervision of Operations

The SCT and the Secretaría de Gobernación (“Ministry of the Interior”) have the right to conduct inspections of a concession holder’s broadcasting operations.

Television programming is not subject to judicial or administrative censorship in Mexico. However, Mexican law and regulations prohibit programs that:

•	are offensive to the civic culture of national heroes and religious beliefs (ofensivo para el culto civico);

•	are racially discriminatory (discriminatorio para las razas);

•	cause corruption of the language (corrupción del lenguaje);

•	are contrary to public decency (contrarias a las buenas costumbres);

•	glorify violence or criminal acts (apologia de la violencia o del crimen); or

•	threaten national safety, public order or cause alarm or panic to the audience.

Under Mexican regulations, the Dirección General de Radio, Televisión y Cinematografía (“Mexican General Directorate of Radio, Television and Cinematography”), a department of the Ministry of the Interior, reviews all television programming (except for live programs) prior to broadcast and classifies it according to the age group for which the programming is acceptable for viewing. Unless otherwise authorized by the Ministry of the Interior, programs classified for adults may be broadcast only after 10:00 p.m.; programs classified for adults and adolescents may be broadcast only after 9:00 p.m.; programs classified for all age groups, including children, may be shown at any time. Violations of these regulations are punishable by fines ranging from an amount in pesos equivalent to between 500 and 5,000 days’ minimum wages in the Federal District, effective as of the date on which such violation, if any, occurs. Mexican regulations also require that the retransmission of broadcasts from outside Mexico or broadcasts in a foreign language be pre-approved by the Ministry of the Interior. In connection with such broadcasts, the Mexican government imposes a fee for each hour of retransmitted non-Mexican programming that is so authorized, an annual fee for each channel in which the majority of the programming is produced abroad and, in some circumstances, a fee for each non-Mexican-produced broadcast event. The effect of these fees on TV Azteca has not been material in the past.

Each concession holder is obligated to transmit up to 30 minutes of government-supplied programming each day containing themes for purposes of education, culture and social orientation. Historically, the Mexican government has not used a significant portion of this time. In addition, during political campaigns all registered political parties have the right to purchase time to broadcast political messages at rates not higher than those available for commercial advertising.

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

Mexican law also regulates the amount of advertising that a concession holder may broadcast. No more than 18% of broadcast time may be used for advertisements on any day. Furthermore, from 8:00 p.m. until a concession holder ceases broadcasting for the day, the amount of broadcast time dedicated to advertising may not exceed 50% of the concession holder’s total permissible advertising time. Station identification breaks have a maximum duration of two minutes and may occur once every half hour except during events whose interruption would inconvenience viewers. During films, telenovelas and other programs that have dramatic continuity, commercial interruptions may not be more than six per hour of program transmission and each interruption may not exceed two minutes in duration. If a program does not have dramatic continuity, commercial interruptions may not be more than 10 per hour, with each lasting no longer than one and a half minutes. The Ministry of the Interior may authorize a concession holder to temporarily increase the duration of commercial breaks. In the past, TV Azteca has secured such authorizations for broadcasts during the Christmas season.

The SCT sets minimum advertising rates. There are no restrictions on maximum advertising rates.

Broadcast Tax

In addition to paying income taxes, all concession holders are subject to a tax that is payable by granting the Mexican government the right to use up to 12.5% of the concession holder’s total daily broadcast time. This government broadcast time is not cumulative; any broadcast time not used by the Mexican government on any day is forfeited. As with the 30 minute requirement referred to under “—Supervision of Operations” above, the Mexican government historically has not used a significant portion of the time available to it. In any event, the use of the time must be distributed on a proportional and equitable basis throughout the concession holder’s daily programming but must not have a materially adverse effect on the business of the concession holder.

Foreign Ownership

There are certain restrictions on the ownership by non-Mexicans of shares of Mexican enterprises in some economic sectors, including broadcast television. Under Mexico’s Ley de Inversión Extranjera (“Foreign Investment Law”) and the Mexican Federal Radio and Television Law, foreign investors (including Mexican companies with foreign shareholders) may not own the capital stock of Mexican broadcasting concession holders (other than through “neutral investment” shares or instruments, such as CPOs).

Border Stations

Transmissions from television stations located along the U.S.-Mexican border are governed by a bilateral treaty signed by the governments of the two countries. The Agreement for the Assignment and Use of Channels for Television on the Frequency Range of 470-806 MHz Along the Border of Mexico and the United States sets criteria that all border stations must meet regarding permissible transmitter strength, antenna height and distance from the border. TV Azteca believes that it is in compliance with all aspects of the treaty.

Azteca America Network

FCC Regulation—General

The U.S. communications industry, including the operation of broadcast television networks and stations, is subject to substantial federal regulation, particularly pursuant to the Communications Act of 1934, as amended, and the rules and regulations promulgated thereunder by the FCC (the “Communications Act”). This Communications Act empowers the FCC to, among other things, regulate certain aspects of broadcast programming and the relationship between broadcast television networks and their affiliated broadcast television stations.

Alien Ownership of Broadcast Television Stations

The Communications Act prohibits the issuance of a broadcast license to, or the holding of a broadcast license by, an alien corporation, which is any corporation of which more than 20% of the capital stock is beneficially or nominally owned or voted by non-U.S. citizens or their representatives or by a foreign government or a representative thereof, or by any corporation organized under the laws of a foreign country. The Communications Act also authorizes the FCC, if the FCC determines that it would be in the public interest, to prohibit the issuance of a broadcast license to, or the holding of a broadcast license by, any corporation directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is beneficially or nominally owned or voted by aliens. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to ownership in corporations held through other forms of business organizations, including partnerships.

Other Broadcast Television Regulation

The FCC substantially regulates television broadcast stations, which generally must apply to the FCC for renewal of their licenses every eight years. Renewal will be granted to the extent that the FCC finds that (i) the station has served the public interest; (ii) there have been no serious violations by the licensee under the Communications Act described above or the FCC rules; and (iii) there have been no other violations by the licensee of such Communications Act or the FCC rules which, taken together, indicate a pattern of abuse. The FCC also administers other aspects of broadcast television regulation, including the following: restrictions on the ownership of multiple media outlets in one market, or on a national basis; limits on the amount of commercial advertising during children’s programming; requirements that stations air a certain amount of informational or educational programming directed at children; restrictions on “indecent” programming; and requirements affecting the availability and cost of political advertising time. In addition, FCC rules governing network affiliation agreements mandate that a television broadcast station licensee retain the right to reject or refuse network programming in certain circumstances, or substitute programming that the licensee reasonably believes to be of greater local or national importance. Violations of FCC rules and regulations can result in substantial monetary forfeitures, periodic reporting conditions, short-term license renewal and, in egregious cases, denial of license renewal or revocation of license.

Other Regulatory Considerations

The foregoing does not purport to be a complete discussion of all provisions of the Communications Act referenced or other acts of the U.S. Congress or of the rules, regulations and policies of the FCC. For further information, reference should be made to the Communications Act itself, other congressional acts, and rules, regulations and public notices promulgated from time to time by the FCC. There are additional regulations and policies of the FCC and other federal agencies that govern political broadcasts, public affairs programming, broadcast advertising and other matters affecting TV Azteca’s U.S. business and operations.

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

Telecommunications systems in Mexico are regulated by the SCT and Cofetel, the Mexican federal commission for telecommunications, pursuant to the Ley Federal de Telecomunicaciones (“Mexican Federal Telecommunications Law”), the Reglamento de Telecomunicaciones (“Telecommunications Regulations”) and the Ley de Vias Generales de Comunicación (“Mexican General Means of Communications Law”). In this respect, some of the rules set forth in the General Means of Communications Law, the Telecommunications Regulations and the rules promulgated thereunder remain effective if they are not inconsistent with the Federal Telecommunications Law and the rules promulgated under that law. All of these laws and regulations, together, complemented by Cofetel’s administrative regulations, define the regulatory structure applicable to the nationwide telecommunications infrastructure and the supply of telecommunications services in Mexico. In addition to these laws, telecommunications companies are also individually bound by the terms and conditions of their respective concessions or permits granted by the SCT.

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

Property

Broadcasting, Production and Office Facilities

The properties of TV Azteca primarily consist of broadcasting, production and office facilities, all of which are located in Mexico. TV Azteca’s principal offices, comprised of 42,250 square meters, which it owns, are located in Mexico City.

TV Azteca owns and operates all of its 344 broadcast facilities (buildings and transmission towers) and all of the transmission equipment located at those facilities. Approximately 28% of the sites upon which these broadcast facilities are located are owned by TV Azteca and the remainder are leased. From the time of its privatization through December 31, 2003, TV Azteca has invested approximately Ps.863 million in purchasing new transmitters.

In February 2000, TV Azteca, together with its subsidiary, Television Azteca, entered into a 70-year Tower Agreement (the “Tower Agreement”) with a Mexican subsidiary of ATC regarding space not used by TV Azteca in its operations. This agreement, which was approved by the SCT, covers up to 190 of TV Azteca’s broadcast transmission towers. In consideration for the payment of a US$1.5 million annual fee and for a loan of up to US$119.8 million under the ATC Long-Term Credit Facility (as defined under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” on page 61), TV Azteca granted ATC the right to market and lease TV Azteca’s unused tower space to third parties (including affiliates of TV Azteca) and to collect for ATC’s account all revenue related thereto. TV Azteca retains full title to the towers and remains responsible for the operation and maintenance thereof. After the expiration of the initial 20-year term of the ATC Long-Term Credit Facility, TV Azteca has the right to purchase from ATC at fair market value all or any portion of the revenues and assets related to ATC’s marketing and leasing rights at any time upon the proportional repayment of the outstanding principal amount under the ATC Long-Term Credit Facility.

TV Azteca’s television production operations are concentrated in two production studio facilities owned by TV Azteca and located in Mexico City: the Ajusco Studios facility and the Azteca Digital facility. Ajusco Studios is located on the same site as TV Azteca’s principal offices.

TV Azteca acquired an additional office building in Mexico City in 1997, located adjacent to its principal offices, for approximately US$25.9 million with a mortgage loan which matured and was paid on December 18, 2003. The sources for the payment were US$5.9 million from company’s cash and approximately US$20 million with an amortizable mortgage loan denominated in pesos due on December 18, 2008. TV Azteca has relocated part of its programming operations to the new building and rented a portion to third parties. One of the towers of this building is currently being leased to Unefon pursuant to a 10-year lease agreement dated May 22, 1998 that is renewable for an additional 10 years upon notice of at least 180 days prior to expiration. The annual rent payable to TV Azteca under the Unefon lease is approximately US$2.5 million. See “Item 7. Major Shareholders and Related Party Transactions—Agreements between TV Azteca and Unefon” on page 76.

In October 2001, TV Azteca acquired additional real estate in Mexico City, located adjacent to its principal offices, for approximately US$4.0 million. TV Azteca built a new parking lot for its employees and for the La Academia house on this property.

Satellites

TV Azteca uses satellite technology to transmit the signals of its two anchor stations throughout Mexico, to transmit Azteca International to its affiliates, to transmit the two network feeds of Azteca America and to transmit signals from mobile units to its anchor stations in Mexico City. In January 2000, TV Azteca entered into a 10-year lease of transponder capacity on the satellite SatMex 5 owned by Satélites Mexicanos, S.A. de C.V. Satellite signals transmitted using SatMex 5 reach Mexico, the United States, Central America and South America. The annual rent for the use of the transponder capacity is approximately US$2.2 million.

Insurance

TV Azteca maintains comprehensive insurance coverage that covers its offices, equipment and other property, subject to customary deductibles and limits against damage due to natural disasters or other similar events.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of TV Azteca’s financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, and the related notes to those statements included elsewhere herein.

TV Azteca’s financial statements have been prepared in accordance with Mexican GAAP, which differs in some respects from U.S. GAAP. Note 15 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to TV Azteca and a reconciliation to U.S. GAAP of its results of operations, stockholders’ equity and certain other selected financial data for the years ended December 31, 2001, 2002 and 2003. Pursuant to Mexican GAAP, financial data for all periods in the financial statements have been restated in constant pesos as of December 31, 2003. Bulletin B-12 issued by the MIPA requires that the statement of changes in financial position reflects changes from the restated historical balance sheet to the current balance sheet.

Critical Accounting Policies And Estimates

TV Azteca’s Operating and Financial Review and Prospects is based upon the Consolidated Financial Statements, which have been prepared in accordance with Mexican GAAP. The application of U.S. GAAP would have affected the determination of consolidated net income (loss) for all periods in the financial statements and the determination of consolidated stockholders’ equity and consolidated financial position as of December 31, 2003. Note 15 to the Consolidated Financial Statements provides a reconciliation to U.S. GAAP of TV Azteca’s results of operations, stockholders’ equity and certain other selected financial data for the years ended December 31, 2001, 2002 and 2003.

The preparation of its financial statements requires TV Azteca to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, TV Azteca evaluates its estimates, including those related to bad debts, valuation of long-lived and intangible assets and goodwill, exhibition rights, reserve for obsolescence, income taxes, deferred income taxes, labor benefits, and contingencies and litigation. TV Azteca bases its estimates on historical experience and on various other assumptions that TV Azteca believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

•	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

•	changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

TV Azteca believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Revenue Recognition

Revenue for TV Azteca is derived primarily from the sale of advertising time on a national, spot and local basis and is net of commissions. TV Azteca earned a majority of its advertising revenue in 2001, 2002 and 2003 pursuant to advertising contracts under its Azteca Plan and Mexican Plan. These contracts generally require the advertiser to deposit a portion of the purchase price of the advertising time at the time the advertiser executes a contract. A significant percentage of these contracts are commitments for advertising over a period of approximately one year. From time to time, TV Azteca enters into barter transactions with third parties and related parties in which it exchanges advertising time for goods, services and other assets, a significant portion of which are used in TV Azteca’s operations. With respect to barter transactions, TV Azteca values these transactions based on the estimated fair market value of the goods, services or other assets received by TV Azteca. Such transactions accounted for approximately 4% of TV Azteca’s net revenue for the year ended December 31, 2003.

On the date the advertising contract is signed, TV Azteca records cash or other assets, as the case may be, as an asset on its balance sheet and the amounts due and its obligation to deliver advertising as advertising advances, which are recorded as a liability on its balance sheet. These advertising advances are recognized as revenue at the time, and to the extent, the advertisements are shown.

TV Azteca maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Each customer is analyzed on a case-by-case basis. If the financial condition of TV Azteca’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Exhibition Rights

The cost of the exhibition rights is amortized on varying bases related to the license period, usage of the programs and management’s estimate of revenue to be realized from each airing of the programs. The cost of exhibition rights acquired is amortized as the programming and events are broadcast and on an accelerated basis when the rights relate to multiple broadcasts. Costs of internally produced programming, including reality programming, are amortized when the programs are initially aired. Alternatively, the costs of telenovelas are amortized on the following schedule: (a) 70% is amortized when the telenovela is first aired, (b) 10% is amortized over a period of four years and represents management’s estimate of exhibition rights necessary to meet demand for program licensing abroad and (c) effective January 1, 2003, 20% is amortized over a six-year period to meet Azteca America’s demand. The new amortization period reflects the experience and future plans of TV Azteca in the U.S. markets. The effect of this change resulted in a reduction of Ps.36.7 million in amortization expenses for the year ended December 31, 2003. TV Azteca bases its estimates on historical experience and on various other assumptions. If actual results differ from these estimates, there may be an adverse effect on TV Azteca’s financial results.

Intangible Assets and Goodwill

In December 2001, the Accounting Principles Commission of the MIPA issued Statement C-8 “Intangible Assets,” (“Statement C-8”), which went into effect January 1, 2003. On January 1, 2002, TV Azteca adopted Statement C-8. Under Statement C-8, the intangible assets must be recognized on the balance sheet when they meet the following characteristics: (a) they are identifiable, (b) they have the ability to generate future economic benefits and (c) the company has the ability to control future economic benefits. The amortization of intangible assets would be allocated on a systematic basis over the assets’ estimated useful lives, unless the intangible assets are determined to have an indefinite useful life based on their expected future economic benefits. The intangible assets should be tested for impairment annually and an impairment loss would be recognized in the event that the carrying amount of the intangible asset is not recoverable based on estimated cash flow of operating activities. As a result of the adoption of Statement C-8, TV Azteca determined that its television concessions qualified as indefinite useful life intangible assets. Accordingly, TV Azteca no longer amortizes these concessions. Prior to January 1, 2002, TV Azteca’s television concessions were amortized by the straight-line method over the duration of the relevant concession.

In 2003, TV Azteca adopted Statement C-15 “Impairment of the Value of Long-Lived Assets and their Disposal” (“Statement C-15”), issued by the Accounting Principles Board of the MIPA. This Statement establishes, among other things, the general criteria for the identification and, when applicable, the recording, of impairment losses or a decease in the value of long-lived assets, tangible and intangible, including goodwill. The adoption of Statement C-15 did not have any effect on TV Azteca’s financial position or net income at December 31, 2003.

Deferred Taxes

As part of the process of preparing its Consolidated Financial Statements, TV Azteca is required to estimate its income taxes. This process involves estimating TV Azteca’s actual current tax exposure together with assessing temporary differences resulting from differing tax and accounting treatment of items such as advertising advances, exhibitions rights and inventories, television concessions, property, machinery and equipment and tax loss carryforwards. These differences result in deferred tax assets and liabilities which are included within TV Azteca’s consolidated balance sheet. TV Azteca must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent TV Azteca believes that recovery is not likely, it must establish a valuation allowance. To the extent TV Azteca establishes a valuation allowance or increase this allowance in a period, it must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining TV Azteca’s provision for income taxes, TV Azteca’s deferred tax assets and liabilities and any valuation allowance recorded against TV Azteca’s net deferred tax assets.

Unefon Investment

Rights

In October 2000, TV Azteca granted rights to acquire all of the Unefon Series A shares that it owns pro rata to the holders of all of TV Azteca’s outstanding shares and to certain other of TV Azteca’s securities, for an aggregate exercise price of US$177.0 million. The grant of the rights to acquire the Unefon Series A shares was subject to receiving the consent of the holders of the TV Azteca Notes and the Azteca Holdings 11% Senior Secured Notes due 2002 (the “Azteca Holdings 11% Notes”). On March 27, 2001, TV Azteca and Azteca Holdings obtained these consents and paid a fee totaling Ps.121 million (nominal) to certain holders of the Azteca Holdings 11% Notes and TV Azteca Notes, of which Ps.109 million (nominal) was recorded as part of TV Azteca’s total investment in Unefon. The grant of the rights was subject to the filing and effectiveness of a registration statement with the SEC that registers the Unefon Series A shares underlying the rights and the receipt of all applicable regulatory and third-party approvals. The rights to acquire the Unefon Series A shares were originally only exercisable on December 11, 2002, but, in December 2002, TV Azteca approved the change of the exercise date to December 12, 2003.

The Rights to acquire the Unefon shares expired on December 12, 2003. The conditions for public offering had not been complied with and, therefore, they were not exercised. After that, TV Azteca recognized in earnings the accumulated equity in the losses of Unefon which were split-off at December 31, 2003. See “Item 7. Major Shareholders and Related Party Transactions—TV Azteca Rights Transactions—Unefon” on page 75.

Split-Off

In August 2002, TV Azteca announced its intention to seek the approval of its shareholders to the split-off of its investment in Unefon in the form of a distribution of all of the shares of Unefon that TV Azteca owns pro rata to TV Azteca’s shareholders at no monetary cost. In October 2003, the Board of Directors of TV Azteca unanimously approved the split-off of its investment in Unefon. On December 8, 2003, TV Azteca announced an extraordinary shareholders meeting, to be held on December 19, 2003, in which it proposed a shareholder vote to approve the split-off, and on December 22, 2003, Unefon Holdings was formed as a separate legal entity from TV Azteca to hold such interests.

Prior to the split-off, TV Azteca owned 46.5% of Unefon’s capital stock, which consisted of Series A Shares. As a result of the split-off of Unefon Holdings, TV Azteca no longer owns any capital stock of Unefon. The split-off divided TV Azteca into (a) TV Azteca, which continues to hold shares in TV Azteca’s television and media subsidiaries, and (b) Unefon Holdings, which holds rights to the shares (previously held by TV Azteca) of Unefon and Cosmofrecuencias. In connection with the split-off, each holder of TV Azteca shares has received the right to receive an equal number of Unefon Holdings shares of a corresponding class.

Unefon Holdings now holds a 46.5% ownership interest in Unefon and a 50% share in Cosmofrecuencias, a wireless broadband internet access provider. TV Azteca shareholders will be given shares of Unefon Holdings in the same proportion as their TV Azteca ownership interest once Unefon Holdings is authorized to publicly issue its shares in Mexico. Unefon Holdings expects that its shares will be approved to list on the Mexican Stock Exchange within the next few months.

TV Azteca and Unefon Holdings believe that the split-off of Unefon Holdings falls squarely within the parameters of Staff Legal Bulletin No. 4. (“SLB No. 4”), which states the view of the SEC’s Division of Corporate Finance regarding whether Section 5 of the Securities Act applies to split-offs. First, TV Azteca’s shareholders have not provided, and will not provide, consideration for the Unefon shares that they will receive in connection with the split-off. Second, the split-off is a pro-rata distribution to TV Azteca’s shareholders of record of the capital stock of the new company, Unefon Holdings. Third, TV Azteca is in the process of preparing an extensive information memorandum that meets the requirements of the CNBV, Mexico’s national securities and banking commission, and plans to distribute that information memorandum to TV Azteca shareholders. Fourth, TV Azteca had a legitimate business purpose in effecting the split-off, as TV Azteca believes that the split-off was necessary to focus TV Azteca’s business on television broadcasting and media production by divesting itself of its telecommunications investments. Fifth, the securities that Unefon Holdings will issue in Mexico, will be registered with the CNBV and will be listed for public trading on the Mexican Stock Exchange. Unefon shares will not be distributed to U.S. persons except pursuant to an exemption from the registration requirements of the Exchange Act.

On April 29, 2004, Unefon Holdings applied to the Commission for an Exchange Act exemption under Rule 12g3-2(b). Upon receipt of a Rule 12g3-2(b) exemption, provided that Unefon Holdings shares are registered with the CNBV and listed for public trading on the Mexican Stock Exchange, Unefon Holdings would distribute its shares to TV Azteca’s ADR holders for trading in the over-the-counter market in the United States. In that case, Unefon Holdings would distribute to TV Azteca’s ADR holders an English translation of the Unefon Holdings information memorandum filed before the CNBV. The information statement would include information about the creation of a Unefon Holdings ADR program, U.S. tax considerations and other information relevant to U.S. investors as required by SLB No. 4. Unefon Holdings has informed TV Azteca that the information memorandum will be similar in scope to those distributed by other Mexican foreign private issuers that have completed a split-off and distribution to U.S. holders pursuant to a Rule 12g3-2(b) exemption.

Contingent Liabilities

TV Azteca is a party to certain legal proceedings. Liabilities are recognized in the financial statements when a loss is both estimable and probable. If the loss is neither probable nor estimable or if the likelihood of a loss is remote, no amounts are recognized in the financial statements. Based on legal advice TV Azteca has received from its Mexican counsel and other information available to TV Azteca, it has not recognized any losses in the financial statements as a result of these legal proceedings.

Effects of the Peso Devaluation and Inflation

General

The Mexican government’s decision in December 1994 to significantly increase the range within which Mexican pesos would be exchanged for U.S. dollars and to subsequently permit the peso to float freely against the U.S. dollar caused a significant devaluation of the peso against the U.S. dollar. The devaluation produced a number of adverse effects on the Mexican economy that, in turn, adversely affected the financial condition and results of operations of TV Azteca. Interest rates in Mexico increased substantially, thus increasing the cost of borrowing. In addition, in response to the adverse effects of the devaluation, the Mexican government established an economic recovery program designed to tighten the money supply, increase domestic savings, discourage consumption and reduce public spending. Foreign investment in Mexico by private sources declined significantly.

The peso declined sharply in December 1994 and continued to fall in 1995. Volatility in the exchange rate market has gradually declined since 1995, when the exchange rate fluctuated between Ps.5.00 and Ps.8.14 per U.S. dollar. The peso fell more slowly and was less volatile in 1996 and most of 1997. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela. Though the peso declined during this period, it was relatively stable in 1999, 2000, 2001 and in the first three quarters of 2002. Between 1999 and 2001, the exchange rate fluctuated between Ps.8.95 and Ps.10.60 per U.S. dollar. In 2003, the exchange rate fluctuated between Ps.11.3985 and Ps.10.1068 per U.S. dollar. At June 30, 2004, the Federal Reserve Bank of New York’s noon buying rate for Mexican pesos was Ps.11.54 to U.S.$1.00.

Economic conditions in Mexico generally improved in 2001, with gross domestic product (“GDP”) increasing by 6.6%. However, in 2001, GDP decreased by 0.1%. GDP increased by 0.7% and 1.3% in 2002 and 2003, respectively. Interest rates on 28-day Mexican government treasury securities (cetes) averaged 11.3%, 7.1% and 6.2% in 2001, 2002 and 2003, respectively.

Inflation during 2001, 2002 and 2003 was 4.4%, 5.7% and 3.97%, respectively. In 2001, the peso strengthened to Ps.9.160 per U.S. dollar at December 31, 2001, a 5.1% increase in value from December 31, 2000. In 2002, the peso weakened to Ps.10.395 per U.S. dollar at December 31, 2002, a 13.5% decrease in value from December 31, 2001. In 2003, the peso weakened to Ps.11.232 per U.S. dollar at December 31, 2003, a decrease of 8.0% in value from December 31, 2002.

U.S. Dollar-denominated Operating Costs

TV Azteca has significant operating costs in U.S. dollars, principally due to the cost of its purchased programming and the leasing of satellite transponder capacity. During the years ended December 31, 2001, 2002 and 2003, the cost of purchased programming and the leasing of satellite transponder capacity represented 20%, 22% and 19%, respectively, of TV Azteca’s total costs and expenses.

Comprehensive Financing Cost

Interest expense. Interest on TV Azteca’s U.S. dollar-denominated indebtedness exposes it to exchange-rate fluctuations, with the peso cost of interest payments on such indebtedness increasing as the peso’s value declines against the U.S. dollar and decreasing when the peso’s value appreciates against the U.S. dollar. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” on page 101.

Interest income. Interest income is positively affected by inflation as TV Azteca receives higher rates of return on its temporary investments, which are primarily fixed-rate short-term peso deposits in Mexican banks.

Exchange (loss) gain. TV Azteca records a foreign exchange gain or loss with respect to U.S. dollar-denominated monetary assets or liabilities when the peso appreciates or depreciates in relation to the U.S. dollar. TV Azteca’s U.S. dollar-denominated monetary liabilities, which principally consist of U.S. dollar-denominated indebtedness and accounts payable with respect to exhibition rights, substantially exceed its U.S. dollar-denominated monetary assets, which principally consist of U.S. dollar bank deposits. As a result, TV Azteca has recorded a foreign exchange loss during each period in which the peso depreciated in relation to the U.S. dollar and a foreign exchange gain during each period in which the peso appreciated in relation to the U.S. dollar.

Other financing expense. TV Azteca has investments in a portfolio of equity and cash equivalent instruments that from time to time increase or decrease in value due to market conditions. When there are gains in the value of TV Azteca’s investment portfolio, TV Azteca’s other financing expense decreases, while conversely a decrease in the value of TV Azteca’s investment portfolio results in an increase in TV Azteca’s other financing expense. In addition, other financing expense also reflects annual amortization of capitalized debt-issuance costs.

Gain or loss on monetary position. TV Azteca records gains or losses from holding net monetary liabilities or assets due to the effect of inflation. A gain on monetary position results from holding net monetary liabilities during periods of inflation, as the purchasing power represented by nominal peso liabilities declines over time. At December 31, 2001, 2002 and 2003, TV Azteca had approximately US$705.8 million, US$674.5 million and US$727.2 million, respectively, of monetary liabilities denominated in U.S. dollars. Approximately US$609.6 million, US$585.8 million and US$649.1 million of such monetary liabilities, respectively, represented outstanding indebtedness of TV Azteca for borrowed money, which constituted all of its outstanding indebtedness at those dates. TV Azteca’s U.S. dollar-denominated monetary assets as of December 31, 2001, 2002 and 2003 amounted to approximately US$357.2 million, US$491.9 million and US$510.3 million, respectively. Accordingly, since the Mexican economy experienced inflation and TV Azteca’s monetary liabilities exceeded TV Azteca’s monetary assets in 2001, 2002 and 2003, TV Azteca recorded a gain on monetary position in each of those periods.

Advertising Advances

Advertising advances are non-monetary liabilities because they represent TV Azteca’s obligation to perform services in the future. As a result, the amount of advertising advances on the balance sheet is restated using the NCPI in order to reflect the effects of inflation. There is also a restatement of the corresponding revenue when it is recognized. This effect resulted in increases of Ps.194 million, Ps.228 million and Ps.177 million (US$15.8 million) in net revenue for the years ended December 31, 2001, 2002 and 2003, respectively.

Pre-Sales of Advertising Time

For the years ended December 31, 2001, 2002 and 2003, 73%, 69% and 63%, respectively, of TV Azteca’s net revenue was attributable to pre-sales of advertising time made prior to that year. At December 31, 2001, pre-sales of advertising time for 2002 amounted to Ps.4,824 million, which represented a 4% increase over pre-sales of advertising time for 2001 recorded in 2000. At December 31, 2002, pre-sales of advertising time for 2003 amounted to Ps.4,623 million, which represented a 4% decrease over pre-

sales of advertising time for 2002 recorded in 2001. At December 31, 2003, pre-sales of advertising time for 2004 amounted to Ps.4,903 million (US$436.5 million), representing a 6% increase compared to pre-sales of advertising time for 2003 recorded in 2002. Pre-sales of advertising time recorded in 2002 were lower due to the expiration of certain multi-year advertising contracts.

2001 Price Increases

TV Azteca implemented a new pricing plan in 2001 pursuant to which TV Azteca achieved a 42% average nominal rate increase over the average nominal rates charged in 2000. This rate increase was phased in quarterly during 2001. The rate increases were higher than the inflation rate for each of the quarterly periods in which rates were raised. TV Azteca believes these rate increases resulted in a reduction of TV Azteca’s total advertising time sold because most advertisers have a limited advertising budget. TV Azteca sold a portion of otherwise unsold advertising time to shared-risk advertisers and to producers of infomercials. TV Azteca also used a portion of the unsold advertising time to aggressively market the programming of its networks. TV Azteca believes that the use of its unsold advertising time in this manner helped increase its audience and advertising share. The average price of TV Azteca’s pre-sales of advertising time for 2004 increased by approximately 5% compared to pre-sales for 2003.

Advance Sales

Unefon Advertising Advances

In June 1998, TV Azteca and Unefon entered into a 10-year advertising agreement, as amended, pursuant to which TV Azteca agreed to supply Unefon with advertising spots totaling an aggregate of 120,000 GRPs over the life of the agreement, up to a maximum of 35,000 GRPs per year. Unefon agreed to pay TV Azteca 3.0% of its gross revenues up to a maximum of US$200.0 million. At December 31, 2002, TV Azteca had broadcast Unefon advertisements having an aggregate value of Ps.297 million (US$26.4 million) pursuant to this advertising agreement. Pursuant to the agreement, Unefon has elected to defer payments due in 2000, 2001 and 2002, which amounted to Ps.147 million, and to make these payments in four equal semi-annual installments during 2003 and 2004. The first payment matured in June 2003. The deferred payments accrue interest at an annual interest rate of 12%. Starting in 2003, Unefon’s payments to TV Azteca were due on a current basis. At December 31, 2003, the balance of deferred payments equaled US$9.1 million (including interest). Unefon can only use the GRPs through December 2009. Pursuant to the advertising agreement, Unefon’s failure to pay advances will not be considered a default by Unefon under the agreement. However, TV Azteca will be able to suspend the provision of advertising spots to Unefon after Unefon’s continued failure to pay advances for one year.

Todito Advertising Programming and Services Advance

In February 2000, TV Azteca acquired a 50% equity interest in Todito, a Mexican company that operates an Internet portal, Internet connection service and e-commerce marketplace that targets Spanish speakers in the U.S. and Mexico. In connection with its investment in Todito, TV Azteca entered into a five-year advertising, programming and services agreement with Todito, which was initially recorded as an advertising, programming and services advance in the amount of US$100.0 million. At December 31, 2003, the unused balance of the Todito advertising, programming and services advance was Ps.346 million (US$30.5 million).

Other Sales

Barter Sales

Barter transactions are accounted for in the same manner as other advertising advances, and the amounts due to TV Azteca are determined based on the fair market value of the goods, services or other assets received by TV Azteca. For the years ended December 31, 2001, 2002 and 2003, revenue from barter transactions accounted for Ps.87 million, Ps.152 million and Ps.301 million (US$26.8 million), respectively, which represented 1.4%, 2.2% and 4.1% of TV Azteca’s net revenue, respectively.

Infomercials, Shared-Risk Advertisements and Integrated Advertising

TV Azteca sells a portion of otherwise unsold advertising time to shared-risk advertisers and to producers of infomercials. With respect to infomercials, TV Azteca charges a fee for the time slot in which the advertisement runs. TV Azteca does not, however, receive any proceeds from the sale of the products shown during the infomercial. Alternatively, with respect to shared-risk advertisements, TV Azteca does not receive any advertising fees during the time slot in which the advertisement runs. Instead, TV Azteca receives a percentage of the gross sales of the offered product or products for a specified period of time after the advertisement is broadcast. For example, TV Azteca airs advertisements for music recordings at little or no up front charge, under agreements that entitle TV Azteca to receive a share of the sales of the recordings for a number of months following the airing of the advertisements. TV Azteca also receives revenue from “integrated advertising” in the form of product placements during the broadcast of TV Azteca’s internally produced programming. Revenues derived from shared-risk advertisements, infomercials and integrated advertising amounted to Ps.28 million, Ps.85 million and Ps.965 million, respectively, totaling Ps.1,078 million, for the year ended December 31, 2001. For the year ended December 31, 2002, theses revenues were Ps.28 million, Ps.211 million and Ps.1,040 million, respectively, totaling Ps.1,279 million. For the year ended December 31, 2003 these revenues were Ps.27 million (US$2.4 million), Ps.98 million (US$8.7 million) and Ps.1,399 million (US$124.6 million), respectively, totaling Ps.1,524 million (US$135.7 million). Total advertising arrangements of the above mentioned categories accounted for 17%, 18% and 21% of TV Azteca’s net revenue in the years ended December 31, 2001, 2002 and 2003, respectively.

Seasonality of Sales

TV Azteca’s television broadcasting business is seasonal. Advertising revenue, which is recognized when the advertising is aired, is generally highest in the fourth quarter due to the high level of advertising aired primarily resulting from the holiday season.

Cyclicality Due to Major Broadcast Events

TV Azteca’s net revenue fluctuates as a result of the frequency with which TV Azteca broadcasts major events. During 2000, TV Azteca recorded increased advertising revenues due in part to the advertising by political parties in connection with the Mexican presidential campaign and election, which accounted for Ps.209 million. Also, during 2000, TV Azteca broadcast the 2000 Summer Olympics, which accounted for Ps.189 million, and the Gold Cup Soccer Championship, which accounted for Ps.19 million. These events collectively accounted for approximately 6.7% of TV Azteca’s net revenue for the year ended December 31, 2000. During the year ended December 31, 2002, TV Azteca broadcast the 2002 World Cup, which accounted for approximately Ps.281 million (US$25.0 million) (nominal) in net revenue. TV Azteca did not broadcast any major events in 1999 and 2001. During 2003, there were mid-term elections and related campaigns and TV Azteca recorded sales of Ps.108 million (US$10 million) in connection with this electoral activity. In addition, TV Azteca has acquired Mexican broadcast rights to the 2004 and 2008 Summer Olympics.

Historically, the broadcast of major events by TV Azteca increased advertising sales during the periods in which they were shown, reflecting both the larger audiences drawn to these events relative to TV Azteca’s average audience during the hours that these major events were broadcast, and the fact that advertisers pay a premium to be associated with such major broadcast events compared to TV Azteca’s regularly scheduled broadcast programs.

Selected Results of Operation Components as a Percentage of Net Revenue

The following table sets forth, for the periods indicated, results of operations data for TV Azteca as a percentage of TV Azteca’s net revenue.

	YEARS ENDED DECEMBER 31,
	2001	2002	2003
Net Revenue	100%	100%	100%
Programming, production and transmission costs	(40)%	(38)%	(39)%
Sales and administrative expenses	(16)%	(15)%	(14)%
Total costs and expenses	(56)%	(53)%	(54)%
Depreciation and amortization	(10)%	(6)%	(5)%
Operating profit margin	34%	42%	41%

Operating Results

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net revenue for the year ended December 31, 2003 increased by 5% or Ps.325 million (US$28.9 million) to Ps.7,281 million (US$648.2 million) from Ps.6,956 million for the year ended December 31, 2002. The increase in net revenue was due in part to an increase of Ps.59 million (US$5.3 million) in domestic national advertising sales, an increase of Ps.149 million (US$13.3 million) in barter sales, an increase of Ps.244 million (US$21.7 million) in local advertising sales, and an additional increase of Ps.105 million (US$9.3 million) in Azteca America Network’s net revenues. Such increases were partially offset by a decrease of Ps.232 million (US$20.7 million) from the recognition of inflation on advertising advances sales, other revenues and an increase in sales commissions.

Programming, production and transmission costs for the year ended December 31, 2003 increased by 9% or Ps.243 million (US$21.6 million) to Ps.2,854 million (US$254.1 million) from Ps.2,611 million for the year ended December 31, 2002. This increase is mainly due to Ps.104 million (US$9.3 million), which reflects the costs of expansion of Azteca America Network in the United States and an increase of Ps.61 million (US$5.4 million) due to the increase in production costs for telenovelas and an increase of Ps.78 million (US$6.9 million) for entertainment shows.

Sales and administrative expenses for the year ended December 31, 2003 increased by 4% or Ps.38 million (US$3.4 million) to Ps.1,051 million (US$93.6 million) from Ps.1,013 million for the year ended December 31, 2002. This difference reflects higher personnel and operating expenses, primarily related to TV Azteca’s increased local operations and growing operations in the United States.

Depreciation and amortization for the year ended December 31, 2003 decreased by 8% or Ps.32 million (US$2.8 million) to Ps.369 million (US$32.9 million) from Ps.401 million for the year ended December 31, 2002. This decrease primarily reflects the decline in depreciation expense as a result of the full depreciation of some assets, principally machinery and operation equipment.

As a result of these factors, operating profit for the year ended December 31, 2003 increased by 3% or Ps.76 million (US$6.8 million) to Ps.3,007 million (US$267.7 million) from Ps.2,931 million for the year ended December 31, 2002.

For the year ended December 31, 2003, TV Azteca received 96% of its revenues from the Mexican market and 2% from the United States market. The remaining 2% is generated by programming sales in other countries around the world and by revenues from the company’s former station in El Salvador, which has been sold.

Revenue generated in Mexico comes from clients that advertise their products throughout the country on TV Azteca’s national broadcast networks, as well as from local clients that advertise regionally through TV Azteca’s 107 local transmission sites, where local advertising can be inserted into the broadcast schedule. National advertising represented approximately 71% of TV Azteca’s total sales before commissions in 2003 and 72% in 2002. TV Azteca believes that the performance of national advertising sales is, to a certain extent, a function of Mexican national economic activity, particularly consumer demand.

Local sales represented approximately 19% of TV Azteca’s total sales before commissions in 2003 as compared to 17% in 2002. TV Azteca believes the increase in local sales derives from increased local advertising opportunities and expects to continue with a positive sales trend over the next few years. The compounded annual growth rate of local sales has been 17% between 1999 and 2003.

Revenue from the United States derives primarily from TV Azteca’s wholly-owned Azteca America Network, as well as from the Los Angeles station KAZA-TV, which TV Azteca began to operate pursuant to a multi-year local marketing agreement that became effective on July 1, 2003. Revenue from the United States represented 2% of total TV Azteca sales before commissions in 2003 and 1% in 2002, and is expected to substantially increase following increased coverage of U.S. Hispanics, growing audiences, and increased sales efforts.

TV Azteca has exported its internally generated content to more than 100 countries. In 2003, programming exports, including TV Azteca’s sale of the Azteca 13 channel signal to Echostar for distribution outside the United States, represented 2% of total TV Azteca sales before commission. TV Azteca believes Mexico’s cultural links with other countries and the quality of TV Azteca’s programming content are key factors to further increasing programming exports over the next few years.

TV Azteca also operated Channel 12 in El Salvador through the end of 2003, when it sold the station. Sales from the station represented 1% of TV Azteca sales before commission in 2002 and 2003.

TV Azteca recorded domestic income (not related to advertising principally as a result of product promotions, the sale of TV Azteca’s signal in pay television systems in Mexico, recognition of inflation on presales) of 5% of sales before commissions in 2003 and 8% in 2002.

Other expenses, net for the year ended December 31, 2003, decreased by 33% or Ps.202 million (US$18.0 million) to Ps.417 million (US$37.1 million) from Ps.619 million for the year ended December 31, 2002. This decrease was primarily due to Ps.68 million (US$6.1 million) of lower losses experienced by TV Azteca’s subsidiaries under the equity method. Another decrease of Ps.81 million resulted from the write-off of certain assets and investments made last year. Such amounts were partially set-off by a Ps.69 million (US$6.1 million) increase in legal advisory services. Additionally, other expenses were affected by changes in the following matters: (i) for the year ended December 31, 2003, TV Azteca recorded Ps.155 million (US$13.7 million) for installation expenses (including Ps.76.7 million of write-offs of patents and grants) compared to Ps.20 million for the year ended December 31, 2002; (ii) for the year ended December 31, 2003, TV Azteca had Ps.33 million (US$2.9 million) in Unefon guarantee fees, compared with Ps.30 million for the year ended December 31, 2002; (iii) for the year ended December 31, 2002, TV Azteca recorded an allowance for other non-operating accounts receivables from related parties of Ps.265 million, compared with no allowance recorded in the year ended December 31 2003; (iv) for the year ended December 31, 2002, TV Azteca had a write-off provision of the CNI fee in the amount of Ps.19 million, compared with no write-off recorded for the year ended December 31 2003; (v) for the year ended December 31, 2003, TV Azteca had a loss on the sale of fixed assets of Ps.3 million (US$267,000), compared with a gain of Ps.3 million for the year ended December 31, 2002; (vi) for the year ended December 31, 2003, TV Azteca also recorded an allowance for other non-operating accounts receivable in the amount of Ps.16 million (US$1.4 million), compared with no allowance recorded for the year ended December 31, 2002; (vii) for the year ended December 31, 2003, TV Azteca recorded an allowance for other inventories of Ps.16 million (US$1.4 million), compared with no allowance recorded in the year ended December 31, 2002; (viii) for the year ended December 31, 2003, TV Azteca had a gain on sale of its investment in the El Salvador station of Ps.2 million (US$233,000), compared with no gain or loss in the year ended December 31, 2002; (ix) for the year ended December 31, 2002, TV Azteca recorded a provision for equity in Azteca America of Ps.1 million, compared with no provision recorded for the year ended December 31, 2003; and (x) tax surcharges for the year ended December 31, 2003 amounted to Ps.4 million (US$356,000), compared with Ps.3 million for the year ended December 31, 2002.

Net comprehensive financing cost for the year ended December 31, 2003 decreased by 27% or Ps.311 million (US$27.7 million) to Ps.837 million (US$74.5 million) from Ps.1,148 million for the year ended December 31, 2002. Net comprehensive financing cost includes interest income and expense, net exchange gains or losses, gain on monetary position and other financing expense as described below. At December 31, 2003, substantially all of our indebtedness and all of our subsidiaries’ indebtedness was denominated in U.S. dollars. The decrease in net comprehensive financing cost for the year ended December 31, 2003 was primarily due to a foreign exchange loss of Ps.191 million (US$17.0 million) which reflected an 8.1% depreciation of the peso against the U.S. dollar since December 31, 2002, compared with a foreign exchange loss of Ps.367 million for the year ended December 31, 2002 which reflected a 13.5% depreciation of the peso against the U.S. dollar since December 31, 2001. Interest income for the year ended December 31, 2003 increased by 3% or Ps.5 million (US$445,000) to Ps.205 million (US$18.2 million) from Ps.200 million for the year ended December 31, 2002, and interest expense for the year ended December 31, 2003 increased by 2% or Ps.13 million (US$1.2 million) to Ps.767 million (US$68.3 million) from Ps.754 million for the year ended December 31, 2002. Other financing expense for the year ended December 31, 2003 decreased 63% or Ps.89 million (US$7.9 million) to Ps.52 million (US$4.6 million) from Ps.141 million for the year ended December 31, 2002. The decrease was principally due to the fact that losses in the market value of TV Azteca’s investment portfolio in 2002 were not present this year. Loss on monetary position decreased by 63% or Ps.54 million (US$4.8 million) to Ps.31 million (US$2.8 million) for the year ended December 31, 2003 from Ps.85 million for the year ended December 31, 2002, the difference resulting from the reduction in TV Azteca’s net monetary asset position in the year ended December 31, 2003.

Income before provision for income tax was Ps.1,753 million (US$156.1 million) for the year ended December 31, 2003, compared with Ps.1,165 million for the year ended December 31, 2002. Provision for income tax for the year ended December 31, 2003 decreased by 43% or Ps.119 million (US$10.6 million) to Ps.156 million (US$13.9 million) from Ps.275 million for the year ended December 31, 2002. For the fiscal year ended on December 31, 2003, TV Azteca cancelled Ps.219 million (US$19.5 million) of income tax liability recorded in the previous year, compared to a write-off of Ps.160 million for the fiscal year ended on December 31, 2002. Deferred income tax expense increased by 781% or Ps.211 million (US$18.8 million) for the year ended December 31, 2003, to Ps.238 million (US$21.2 million) from Ps.27 million for the year ended December 31, 2002. The difference reflects the decrease in TV Azteca’s tax loss carryforwards.

As a result of the foregoing, TV Azteca had net income of Ps.1,577 million (US$140.4 million) for the year ended December 31, 2003, compared with a net income of Ps.1,023 million for the year ended December 31, 2002. Ps.1 million (US$89,000) of the net income for the year ended December 31, 2003 represented net income of minority stockholders and Ps.1,576 million (US$140.3 million) represented net income of majority stockholders, compared with a Ps.244,000 (US$21,700) net loss of minority stockholders and Ps.1,023 million net income of majority stockholders for the year ended December 31, 2002.

Year Ended December 31, 2002 vs. Year Ended December 31, 2001

Net revenue for the year ended December 31, 2002 increased by 9% or Ps.590 million (US$52.5 million) to Ps.6,956 million (US$619.2 million) from Ps.6,366 million for the year ended December 31, 2001. The increase in net revenue is comprised of Ps.281 million (US$25.0 million) advertising sales related to the transmission of the 2002 World Cup. In addition, 2002 net advertising sales increased Ps.260 million (US$23 million), primarily reflecting an increase in revenue generated from La Academia TV Azteca’s musical reality show. TV Azteca believes that the remaining Ps.49 million (US$4.4 million) revenue increase was driven by an approximately 8% rise in the average advertising rates in real terms during the year.

Changes in advertising tariffs are mostly a decision of TV Azteca’s main competitor, Televisa, which has a dominant position within the broadcast television advertising market in Mexico. The 8% increase in TV Azteca’s advertising sales during 2002 resulted from the TV Azteca’s determination to follow Televisa’s price increases during that year.

Programming, production and transmission costs for the year ended December 31, 2002 increased by 2% or Ps.43 million (US$3.8 million) to Ps.2,611 million (US$232.4 million) from Ps.2,568 million for the year ended December 31, 2001. This increase was primarily due to a Ps.191 million (US$17.0 million) costs associated with the broadcast of the 2002 Soccer World Cup, which was offset by the cancellation of Ps.102 million (US$9.0 million) of amortization of exhibition rights. After a thorough revision of its programming inventories, TV Azteca believed the exhibition rights previously reserved match the interest of many of its target audiences. The remaining Ps.46 million (US$4.2 million) cost reduction resulted mainly from the decreases in the production cost of telenovelas (soap operas) congruent with a 3% reduction in hours of telenovelas produced during 2002 compared with the prior year, as well as some decreases in the cost of purchased programming.

Sales and administrative expenses for the year ended December 31, 2002 increased by 2% or Ps.18 million (US$1.6 million) to Ps.1,013 million (US$90.1 million) from Ps.995 million for the year ended December 31, 2001. This difference resulted from the increase in TV Azteca’s personnel and administrative expenses due to the operation of new local stations.

Depreciation and amortization for the year ended December 31, 2002 decreased by 36% or Ps.227 million (US$20.2 million) to Ps.401 million (US$35.6 million) from Ps.628 million for the year ended December 31, 2001. This decrease resulted primarily from the Ps.126 million (US$11.2 million) effects of TV Azteca’s adoption of Statement C-8 “Intangible Assets,” as described in “—Critical Accounting Policies and Estimates—Intangible Assets and Goodwill” on page 52 and the application of these rules with respect to the amortization schedule of TV Azteca’s television concessions. Also effective January 1, 2002, TV Azteca changed the annual rate of depreciation for its transmission towers from 16% to 5%, based on the remaining useful life of these assets. This resulted in a decrease of Ps.44 million (US$3.9 million) in depreciation expense for the year ended December 31, 2002. The remaining Ps.57 million (US$5.1 million) reduction in depreciation resulted as a consequence of the full depreciation of some assets, principally machinery and operation equipment.

As a result of these factors, operating profit for the year ended December 31, 2002 increased by 35% or Ps.756 million (US$67.3 million) to Ps.2,931 million (US$260.9 million) from Ps.2.175 million for the year ended December 31, 2001.

In addition to the reductions in amortization, the Company recorded some decreases in the production costs of telenovelas (soap operas), congruent with a 3% reduction in hours of telenovelas produced during 2002 compared with the prior year, as well as some decreases in the costs of purchased programming.

Other expenses, net for the year ended December 31, 2002, increased by 144% or Ps.365 million (US$32.5 million) to Ps.619 million (US$55.1 million) from Ps.254 million for the year ended December 31, 2001. This increase was primarily due to Ps.45 million (US$4.0 million) in higher losses experienced by TV Azteca’s subsidiaries under the equity method and Ps.81 million (US$7.2 million) due to the write-off of certain assets and investments. In addition, there was a Ps.50 million (US$4.5 million) decrease in legal advisory services. Likewise, other expenses were affected by changes in the following matters: (i) for the year ended December 31, 2003, TV Azteca recorded Ps.20 million (US$1.8 million) for installation expenses, compared to Ps.26 million for the year ended 2001, (ii) for the year ended December 31, 2002, TV Azteca had Ps.30 million (US$2.7 million) in Unefon guarantee fees, compared with Ps.43 million for the year ended December 31, 2001; (iii) for the year ended December 31, 2002, TV Azteca recorded an allowance for other accounts receivables from related parties of Ps.265 million (US$23.6 million), compared with no allowance recorded in the year ended December 31, 2001; (iv) for the year ended December 31, 2002, TV Azteca had a write-off a provision of CNI fee of Ps.19 million (US$1.7 million), compared a provision of Ps.19 million recorded in the year ended December 31 2001; (v) for the year ended December 31, 2002, TV Azteca had a gain on sale of fixed assets of Ps.3 million (US$267,000), compared with a loss of Ps.2 million for the year ended December 31 2001; (vi) for the year ended December 31, 2002, TV Azteca recorded a provision for equity in Azteca America of Ps.1 million (US$89,000), compared with no provision recorded in the year ended December 31, 2001; and (vii) tax surcharge for the year ended December 31, 2002 amounted to Ps.3 million (US$267,000), compared with Ps.1 million for the year ended December 31, 2001.

Net comprehensive financing cost for the year ended December 31, 2002 increased by 234% or Ps.804 million (US$71.6 million) to Ps.1,148 million (US$102.2 million) from Ps.344 million for the year ended December 31, 2001. Net comprehensive financing cost includes interest income and expense, net exchange gains or losses, gain on monetary position and other financing expense as described below. At December 31, 2002, substantially all of TV Azteca’s indebtedness and all of TV Azteca’s subsidiaries’ indebtedness was denominated in U.S. dollars. The increase in net comprehensive financing cost for the year ended December 31, 2002 was primarily due to a foreign exchange loss of Ps.367 million (US$32.6 million), which reflected a 13.5% depreciation of the peso against the U.S. dollar since December 31, 2001, compared with a foreign exchange gain of Ps.206 million for the year ended December 31, 2001. Interest income for the year ended December 31, 2002 decreased by 20% or Ps.49 million (US$4.4 million) to Ps.200 million (US$17.8 million) from Ps.249 million for the year ended December 31, 2001 as a result of a reduction of interest rates, and interest expense for the year ended December 31, 2002 decreased by 2% or Ps.19 million (US$1.7 million) to Ps.754 million (US$67.1 million) from Ps.773 million for the year ended December 31, 2001. Other financing expenses for the year ended December 31, 2002 increased 404% or Ps.113 million (US$10.1 million) to Ps.141 million (US$12.5 million) from Ps.28 million for the year ended December 31, 2001. This increase was primarily due to a significant decline in the market value of TV Azteca’s investment portfolio. For the year ended December 31, 2002 TV Azteca had a loss in monetary position of Ps.85 million (US$7.5 million), compared with a gain in monetary position of Ps.2 million for the year ended December 31, 2001, as a result of the decrease in TV Azteca’s net monetary liability position in the year ended December 31, 2002.

Income before provision for income tax for the year ended December 31, 2002 decreased by 26% or Ps.412 million (US$36.7 million) to Ps.1,165 million (US$103.7 million) from Ps.1,577 million for the year ended December 31, 2001. Provision for income tax for the year ended December 31, 2002 decreased by 47% or Ps.103 million (US$9.2 million) to Ps.115 million (US$10.2 million) from Ps.218 million for the year ended December 31, 2001. The provision for tax income for the fiscal year ended December 31, 2002 includes a write-off of Ps.$160 million (US$14.2 million) of excess in provision recorded in the previous year, compared to the inexistence of write-off for the fiscal year ended December 31, 2001. This decrease reflects lower taxable income generated during the year ended December 31, 2002. Deferred income tax expense for the year ended December 31, 2002 was Ps.27 million (US$2.4 million), compared with a deferred income tax benefit of Ps.207 million for the year ended December 31, 2001.

As a result of the foregoing, TV Azteca had net income of Ps.1,023 million (US$91.1 million) for the year ended December 31, 2002, compared with a net income of Ps.1,566 million for the year ended December 31, 2001. Ps.0.2 million (US$0 million) of the net income for the year ended December 31, 2002 represented net loss of minority stockholders and Ps.1,024 million (US$91.1 million) represented net income of majority stockholders, compared with a Ps.2 million net loss of minority stockholders and Ps.1,568 million net income of majority stockholders for the year ended December 31, 2001.

Liquidity and Capital Resources

Factors that may influence TV Azteca’s liquidity and capital resources as discussed below include:

•	TV Azteca’s ability to generate sufficient free cash flow and to make distributions in accordance with its recently announced distribution policy;

•	Factors that affect the results of operations of TV Azteca, including general economic conditions, demand for commercial advertising, the competitive environment, the relative popularity of TV Azteca’s programs, demographic changes in TV Azteca’s market areas and regulation; and

•	Factors that affect TV Azteca’s access to bank financing and the capital markets, including interest rate fluctuations, availability of credit and operational risks of TV Azteca.

Liquidity

TV Azteca’s principal sources of liquidity include cash on hand, advance sales of advertising time and uncommitted sources of short-term financing. TV Azteca’s short term and mid term financing sources include a US$130.0 million Euro-commercial paper program (the “ECP Program”) and a Ps.20 million Suppliers Credit Line. Under the ECP Program, TV Azteca periodically issues notes with maturities not exceeding 365 days. Under the Suppliers Credit Line, the TV Azteca’s suppliers may discount with a financial institution, in invoices with maturities not exceeding 120 days in advance. TV Azteca’s mid-term financing sources include a US$7.7 million Mid Term Export Credit Facility. Under this facility TV Azteca issues notes with maturities not exceeding 5 years.

Cash and marketable securities were Ps.1,449 million and Ps.2,481 million (US$220.9 million) for the years ended December 31, 2002 and 2003, respectively. The increase in TV Azteca’s cash on hand at December 31, 2003 as compared to December 31, 2002 was primarily due to TV Azteca’s solid financial results experienced during the year ended December 31, 2003, which allow a strong cash generation for TV Azteca. Also the increase includes US$65 million of unsecured financing obtained from financial institutions, on market terms.

Resources generated from operating activities were Ps.927 million and Ps.1,517 million (US$135.1 million) for the years ended December 31, 2002 and 2003, respectively. The difference in net resources reflected TV Azteca’s solid financial results experienced in 2003. As a result, TV Azteca’s net income increased to Ps.1,577 million (US$140.4 million) in the year ended December 31, 2003, from Ps.1,023 million for the year ended December 31, 2002. A significant portion of TV Azteca’s cash flows are generated by its television broadcast operations. Because operating results may fluctuate significantly as a result of a decline in the advertising environment or pricing structure, TV Azteca’s ability to generate positive cash flow from its television broadcast operations may be negatively impacted.

Resources used in investing activities were Ps.724 million for the year ended December 31, 2002, compared with resources generated of Ps.1,975 million (US$175.8 million) for the year ended December 31, 2003. The difference from resources used in investing activities for the year ended December 31, 2002, compared with resources generated for the year ended December 31, 2003, was primarily due to Azteca International’s investment of Ps.474 million in certain Pappas affiliates made in the year ended December 31, 2002. For the year ended December 31, 2003, TV Azteca approved a non-cash split off its investment in Unefon and Cosmofrecuencias for approximately Ps.2,124 million (US$183.1 million). The split-off did not have an effect in cash flows.

Resources used in financing activities were Ps.472 million and Ps.2,459 million (US$218.9 million) for the years ended December 31, 2002 and 2003, respectively. Resources provided by (used in) financing activities are affected by various factors including: (i) changes in indebtedness (including bank loans and senior notes) which are originated by debt paid or obtained, (ii) loans granted to Unefon, (iii) annual preferential dividends paid, the exercise of employee stock options, the sale of treasury shares, and the repurchases of shares and the effect of the financial instruments, (iv) capital stock decreases and (v) the effect of the split-off of Unefon and Cosmofrecuencias. For the year ended December 31, 2002, there was Ps.33 million of indebtedness paid compared to indebtedness in the amount of Ps.1,114 million (US$99.2 million) for the year ended December 31, 2003. For the year ended December 31, 2003, there were no loans granted to Unefon, compared with resources used in the amount of Ps.203 million related to a loan granted to Unefon for the year ended December 31, 2002. Also for the year ended December 31, 2002, TV Azteca used resources in the amount of Ps.42 million to pay annual preferential dividends, compared to payment of Ps.37 million (US$3.3 million) for the year ended December 31, 2003. For the year ended December 31, 2002, resources in the amount of Ps.25 million were provided by the stock options exercised, compared to Ps.29 million (US$2.6 million) in stock options exercised in the year ended December 31, 2003. In addition, during the year ended December 31, 2002, resources in the amount of Ps.35 million were used by the sale of treasury shares and repurchase of shares, compared with resources of Ps.100 million (US$8.9 million) provided for the year ended December 31, 2003. Also during the year ended December 31, 2003, TV Azteca reduced its capital by Ps.1,442 million (US$128.4 million). Resources used in financing activities for the year ended December 31, 2003 were also affected for TV Azteca’s non-cash split-off of the investments in Unefon and Cosmofrecuencias for Ps.2,124 million (US$189.1 million).

Sources of Payment for the TV Azteca 10  1/8% Notes

At December 31, 2003, the outstanding aggregate principal amount of these notes was US$125.0 million. The TV Azteca 10 1/8% Notes matured and were fully paid on February 15, 2004. The sources of this payment were US$60 million from TV Azteca’s cash position, US$55 million from unsecured financing obtained from Deutsche Bank on market terms, and US$10 million from TV Azteca’s ECP Program.

Advertising Advances

Under TV Azteca’s Azteca Plan, advertisers generally are required to pay their advertising commitment in full within four months of the date they sign an advertising contract. TV Azteca’s Mexican Plan, on the other hand, generally allows advertisers to pay for advertising by making a cash deposit ranging from 10% to 20% of their advertising commitment, with the balance payable in installments over the term of the advertising contract, typically one year. Advertising rates are generally lower under the Azteca Plan than under the Mexican Plan.

Since pre-sales of advertising time are generally made in the last quarter of the year, TV Azteca’s cash and marketable securities are normally at their highest level in December, and at their lowest level in the third quarter. Generally, as the proceeds generated from pre-sales of advertising time are depleted (together with other sources of cash flow), TV Azteca relies upon sources of short-term financing, which are subsequently repaid, typically in the fourth quarter of a calendar year with the proceeds from the pre-sales of advertising time for the following year.

At December 31, 2003, TV Azteca had generated Ps.4,903 million (US$436.5 million) in pre-sales of advertising time to be aired in 2004, of which 66% were made under the Azteca Plan, and the remainder under the Mexican Plan. At December 31, 2002, TV Azteca had generated Ps.4,623 million in pre-sales of advertising time to be aired in 2003, of which 64% were made under the Azteca Plan, and the remainder under the Mexican Plan.

Indebtedness

The following chart sets forth TV Azteca’s consolidated outstanding principal amount of indebtedness:

AGREEMENT	(in millions of Mexican pesos)	AT JUNE 30, 2004 (in millions of U.S. dollars)
TV Azteca 10 1/2% Guaranteed Senior Notes due 2007	Ps. 3,423	US$	300.0
Scotiabank Inverlat Mortgage Loan	210		18.4
Standard Chartered Bank Long-Term Import Credit Facility	76		6.7
Euro-Commercial Paper Program	107		9.4
ATC Long-Term Credit Facility	1,367		119.8
Deutsche Bank	628		55.0
First National Bank of SD Mid-Term Export Credit Facility	15		1.3
Inbursa Intrafin Suppliers Loan	1		0.1
Banco Azteca Short-Term Loan	170		14.9

Total	Ps. 5,997	US$	525.6

In February 1997, TV Azteca issued US$125.0 million aggregate principal amount of TV Azteca 10 1/8% Notes, and US$300.0 million aggregate principal amount of TV Azteca 10 1/2% Notes. The TV Azteca 10 1/8% Notes matured and were paid on February 15, 2004, while the TV Azteca 10 1/2% Notes mature on February 15, 2007. Interest on the TV Azteca Notes is paid semi-annually on February 15 and August 15. The TV Azteca Notes are jointly and severally guaranteed by each of TV Azteca’s material subsidiaries. TV Azteca has the option to redeem the TV Azteca 10 1/2% Notes at 101.75% of the principal amount if redeemed after February 15, 2004 and 100% of the principal amount if redeemed after February 15, 2005. In each case, interest that is accrued but unpaid on the date TV Azteca redeems the TV Azteca 10 1/2% Notes.

On September 18, 1997, TV Azteca obtained a US$25.9 million mortgage loan from Banco Bilbao Vizcaya, S.A. (“BBV”), for the acquisition of an office building located adjacent to its principal offices. The mortgage loan matured and was refinanced in part on December 18, 2003. TV Azteca obtained an equivalent in pesos to US$20 million mortgage loan from Scotiabank Inverlat, to do the refinancing. The mortgage loan accrues interest at an annual interest rate of 28-day Interbank Interest Equilibrium Rate (Tasa de Interes Interbancaria de Equilibrio) (“TIIE”), a rate established by the Mexican Central Bank plus 2% per year, payable monthly beginning January 8, 2004 and amortizing quarterly beginning June 18, 2004 for a lapse of 15 quarters.

In March 1999, TV Azteca entered into a US$30.2 million long-term import credit facility with Standard Chartered Bank, as lender, and the Export-Import Bank of the United States, as guarantor. Under this credit facility, TV Azteca was permitted until May 2002 to borrow all or a portion of the US$30.2 million by delivering promissory notes. The import credit facility was established to finance TV Azteca’s purchase of equipment manufactured in the United States. In October 1999, March 2000 and November 2003, TV Azteca issued promissory notes, one in the amount of US$12.2 million due in October 2004, which accrues interest at a rate of 7.6% per year, one in the amount of US$10.5 million due in March 2005, which accrues interest at a rate of 8.45% per year, and one in the amount of US$3.8 million due in November 2008, which accrues interest at a rate of 3.95% per year.

In May 1999, TV Azteca entered into the US$75.0 million ECP Program, with ABN-AMRO Bank, N.V., as the principal arranger and dealer. The size of the ECP Program was increased to US$130.0 million in July 1999 and Geronimo Capital Markets was established as dealer. Notes issued under the ECP Program are issued at a discount, and do not bear interest. There is no commitment to purchase notes to be issued under the ECP Program, and notes issued thereunder may not have a maturity exceeding 365 days. The ECP Program permits TV Azteca to issue and have outstanding up to US$130.0 million in notes at any time.

In February 2000, TV Azteca entered into a long-term credit facility for up to US$119.8 million with a Mexican subsidiary of ATC (the “ATC Long-Term Credit Facility”). The ATC Long-Term Credit Facility is comprised of a US$91.8 million unsecured term loan and a US$28.0 million term loan secured by certain of TV Azteca’s real estate properties. The interest rate on each of the loans is 13.109% per year. The initial term of the US$91.8 million unsecured term loan is 20 years, which may be extended up to an additional 50 years, so long as the Tower Agreement remains in effect. The US$28.0 million secured term loan matured in February 2004, but was renewed annually for successive one-year periods so long as the Tower Agreement remains in effect.

In 2003, TV Azteca obtained three unsecured loans from Deutsche Bank: one in the amount of US$20.0 million due in July 2004, which accrues interest at a rate of 9% per year and was prepaid on June 21, 2004, one in the amount of US$20.0 million due in November 2004, which accrues interest at a rate of 5.71% per year, and one in the amount of US$35.0 million due in November 2005, which accrues interest at a rate of LIBOR (6m) plus 5.5% per year. The 9% credit was used for working capital purposes and the other two were used for refinancing the TV Azteca 10 1/8% Notes.

In December 2003, TV Azteca entered into a US$7.7 million mid-term export credit facility with First National Bank of San Diego, as lender, and the Export-Import Bank of the United States, as guarantor. Under this credit facility, TV Azteca is permitted until December 2004 to borrow all or a portion of the US$7.7 million by delivery of promissory notes. The export facility was established to finance TV Azteca’s purchase of equipment manufactured in the United States. In March 2004, TV Azteca issued two promissory notes in an aggregate principal amount of US$1 million due December 2008, which accrue interest at a rate of LIBOR 180 days plus 0.75% per year. In June 2004, TV Azteca issued two promissory notes in an aggregate principal amount of US$447,058 due June 2009, which accrue interest at a rate of LIBOR 180 days plus 0.75% per year.

In February 2003, TV Azteca obtained a US$10.0 million unsecured credit line from Banco Inbursa S.A. (for working capital purposes). The credit line accrued interest at a rate of 8.87% per year and matured on November 28, 2003. This line of credit was fully prepaid in October, 2003.

On May 25, 2004, TV Azteca obtained a Ps.170 million unsecured line of credit from Banco Azteca, S.A., an affiliate (for short term debt amortization purposes). The credit line accrues interest at a rate of TIIE plus 2% per year, payable monthly beginning June 23, 2004. This line is renewable every three months for a total period of one year and could be prepaid on any of the interest payment dates without a penalty. See “Item 7. Major Shareholders and Related Party Transactions” on page 73.

TV Azteca’s total debt at June 30, 2004 matures as follows:

YEAR ENDED DECEMBER 31,	(in millions of U.S. dollars)
2004	US$	49.8
2005		42.4
2006		6.3
2007		306.3
2008		1.0
2009 and thereafter		119.8

Total	US$	525.6

Capital Expenditures

For the years ended December 31, 2002 and 2003, capital expenditures were Ps.250 million and Ps.172 million (US$15.3 million), respectively. These capital expenditures were primarily related to the expansion of, and improvements to, TV Azteca’s broadcasting and television production facilities. For the years ended December 31, 2002 and 2003, TV Azteca paid approximately Ps.24 million and Ps.51 million (US$4.5 million), respectively, to acquire transmitters that it used to expand the national coverage of its networks and to improve the quality and operation of its transmission signal. For the years ended December 31, 2002 and 2003, TV Azteca made purchases of production equipment and expenditures related to the refurbishment of its production facilities amounting to Ps.102 million and Ps.87 million (US$7.7 million), respectively. TV Azteca’s capital expenditures are primarily made in U.S. dollars. For the years ended December 31, 2002 and 2003, TV Azteca made purchases of computer equipment and vehicles amounting to approximately Ps.115 million and Ps.81 million (US$7.2 million), respectively. For the years ended December 31, 2002 and 2003, TV Azteca paid approximately Ps.9 million and Ps.16 million (US$1.4 million), respectively, for the maintenance, remodeling and refurbishment of its buildings and office facilities.

2004 Budgeted Capital Expenditures

TV Azteca has an aggregate of approximately US$25 million budgeted for capital expenditures in 2004, of which US$5.7 million has been expended through June 30, 2004, primarily for the maintenance and expansion of, and improvements to, TV Azteca’s television production and broadcasting facilities and the acquisition of equipment and expansion. TV Azteca expects to use cash from its operations to fund these capital expenditures. As a result of TV Azteca’s operating strategy, TV Azteca will not, for the foreseeable future, make major capital expenditures outside the scope of its core television broadcasting business, which would include loans, credit support and capital investments in Unefon and affiliates in the Azteca America Network.

Distribution Policy/Debt Reduction Strategy

On February 7, 2003, TV Azteca announced that its Board of Directors had approved a six-year debt reduction plan pursuant to which TV Azteca intends to use the free cash generated from its operations to reduce its outstanding indebtedness, which was US$669.2 million at December 31, 2003. TV Azteca also announced the Board of Directors’ intention to make scheduled distributions of approximately US$500 million to its shareholders over the next six years. On April 30, 2003, TV Azteca’s shareholders approved distributions to shareholders for an aggregate of US$140 million (of which approximately US$3 million was for preferential dividends for D-A Shares and D-L Shares and approximately US$137 million went towards a distribution to shareholders). A distribution of US$125.0 million was paid on June 30, 2003 and another distribution of US$15 million was paid on December 5, 2003. On April 15, 2004, TV Azteca received the approval of its shareholders for the payment of shareholder distributions in 2004 in an aggregate amount of approximately US$55 million (of which approximately US$3 million will be preferential dividends for D-A Shares and D-L Shares and US$52 million will go towards capital reduction), of which US$33 million was paid on May 13, 2004 and approximately US$22 million will be paid on November 11, 2004.

On February 7, 2003, TV Azteca announced that its Board of Directors had approved a six-year span for use of cash, whereby a substantial portion of its free cash generation would be allocated to reduce debt and make distributions to shareholders by 2008. TV Azteca expects to use approximately US$250 million of its free cash flow within the six-year span to gradually reduce its outstanding debt, following a payment schedule according to the respective maturity dates. The board also authorized an aggregate amount above US$500 million to make distributions to shareholders within the six-year period.

Within the plan, TV Azteca distributed a cash distribution to shareholders of US$125 million on June 30, 2003, and an additional US$15 million distribution on December 5, 2003. On February 9, 2004, TV Azteca fully amortized its US$125 million 10 1/8% Notes due February 15, 2004. The payment was composed of US$60 million from TV Azteca’s cash position and US$65 million of unsecured financing obtained from two unsecured loans from Deutsche Bank for US$20 million at an interest rate of 5.71375% and US$35 million at an interest rate of LIBOR plus 5.5%, in addition to the placement of US$9.4 million through TV Azteca’s Euro Commercial Paper program at a discounted rate of 6%.

On April 15, 2004, TV Azteca’s shareholders approved approximately US$55 million in cash distributions to be paid to shareholders during 2004. A distribution of US$33 million was paid on May 13, 2004, and another distribution of approximately US$22 million is scheduled for November 11, 2004.

TV Azteca expects to reduce a portion of its debt and to continue to make cash distributions within the next five years. These uses of TV Azteca’s cash generation may reduce TV Azteca’s cash in hand, which could limit TV Azteca’s ability to make other investments for growth or for the improvement of its current production and transmission facilities.

Contractual and Other Obligations

The following summarizes TV Azteca’s contractual obligations at December 31, 2003, and the effect such obligations are expected to have on its liquidity and cash flows in future periods (dollars in millions):

	PAYMENTS DUE BY YEAR
CONTRACTUAL OBLIGATIONS	TOTAL	2004	2005	2006	2007	2008 AND THEREAFTER
Long-term debt	474.9	—	42.2	6.1	306.1	120.5
Short-term debt	194.3	194.3	—	—	—	—
Satellite transponders	8.8	2.2	2.2	2.2	2.2	—
LMA Lease Agreement	45.0	15.0	15.0	15.0	—	—
Exhibition Rights	53.0	42.4	5.2	4.6	0.8	—
Total contractual cash obligations	776.0	253.9	64.6	27.9	309.1	120.5

Section 4.06(a)(iv) of the TV Azteca Indenture, prohibits TV Azteca from making “any Investment in any Person (other than Permitted Investments).” Investments are defined to be any direct or indirect loan, advance or other extension of credit or capital contribution to any other Person. Permitted Investments are defined to include any Investments in cash equivalents, investments in restricted subsidiaries by TV Azteca, and loans or advances made by TV Azteca in the ordinary course of business to the employees of non-affiliates of TV Azteca.

Additionally, Section 4.06(a)(i) of the TV Azteca Indenture prohibits TV Azteca from declaring or paying any dividend or making any distribution on or in respect of capital stock of TV Azteca or any restricted subsidiary except for (i) dividends or distributions of TV Azteca payable solely in capital stock of TV Azteca or (ii) dividends of a restricted subsidiary payable to TV Azteca or a wholly-owned restricted subsidiary. Notwithstanding these restrictions, TV Azteca or a restricted subsidiary would be permitted to pay such a dividend or make such a distribution only under certain exceptions, including a lack of an event of a default, a determination of the pro forma effect of such a “Restricted Payment” to the Indebtedness to Adjusted EBITDA Ratio of TV Azteca, and a determination of the effect of such a Restricted Payment on the calculation of the permissible TV Azteca Restricted Payments basket. While TV Azteca is not prohibited from paying dividends or making distributions other than in capital stock, Section 4.13 of the TV Azteca Indenture prevents TV Azteca, or any restricted subsidiary, from entering into transactions with affiliates not on market terms comparable to those that could have been obtained in a comparable arm’s length transaction with an entity that is not an Affiliate except for Permitted Investments or Restricted Payments permissible under Section 4.06.

Share Repurchase

On an annual basis, TV Azteca’s shareholders approve the amount to be allocated from the reserve in its stockholders’ equity account for the repurchase of its stock, in accordance with rules established by the CNBV, the Mexican banking and securities commission. In April 2003, the shareholders approved to increase the reserve for the repurchase of TV Azteca’s shares by Ps.239 million, which reserve is limited to a maximum amount of Ps.1,100 million (nominal). TV Azteca may purchase its CPOs on the Mexican Stock Exchange and its ADSs on the NYSE at prevailing prices up to the amount in this reserve account. At December 31, 2003, TV Azteca had no CPOs in its treasury, acquired through its repurchase fund and Ps.889.97 million (US$79.1 million) in its reserve. On April 15, 2004, the shareholders approved to continue with a maximum amount of Ps.1,100 million for the reserve for the repurchase of TV Azteca’s shares, in virtue that TV Azteca did not need to increase such reserve. At June 30, 2004, TV Azteca has acquired 70,632,337 CPOs through its repurchase stock fund.

New Accounting Pronouncements

Mexican GAAP

In May 2004, MIPA issued Bulletin B-7, “Business Acquisitions,” (“Bulletin B-7”) which provides guidance for accounting of business acquisitions and investments in associated entities. Bulletin B-7 requires that all business acquisitions and investments in associates be accounted for by a single method, the purchase method, and supplements the accounting for the recognition of intangible assets as a part of a business acquisition. Upon adoption of Bulletin B-7, goodwill should not be amortized, but rather tested for impairment at least on an annual basis. Bulletin B-7 also provides guidelines for the acquisition of a minority interest, and for asset transfers and business acquisitions among entities under common control. Adoption of Bulletin B-7 is effective for periods beginning on January 1, 2005 with early adoption encouraged. We are currently evaluating the effect that the adoption of Bulletin B-7 will have on our financial statements.

In April 2004, MIPA issued Bulletin C-10, “Derivative Financial Instruments and Hedge Operations” (“Bulletin C-10”). Bulletin C-10 establishes accounting and reporting standards requiring that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or a liability measured at its fair value. Bulletin C-10 also requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria is met. Special accounting for qualifying hedges allows a derivative’s gain or loss to offset related results on the hedged item in the income statement and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Bulletin C-10 is effective for periods beginning on January 1, 2005, with early adoption recommended. We are currently evaluating the effect that the adoption of Bulletin C-10 will have on our consolidated financial statements.

U.S. GAAP

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either

(1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. TV Azteca is in the process of analyzing the effect of the adoption of FIN 46 and FIN 46-R. TV Azteca believes that the Los Angeles station mentioned in Note 7 to TV Azteca’s financial statements is a VIE under the standard; however, TV Azteca has not determined if it is the primary beneficiary.

In May 2003, the FASB issued SFAS No. 150 (“SFAS 150”), “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. SFAS 150 is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption.

U.S. GAAP Reconciliation

Pursuant to Mexican GAAP, TV Azteca’s financial statements recognize certain effects of inflation in accordance with Statement B-10 and Statement B-12; these effects have not been reversed in the reconciliation to U.S. GAAP.

The following chart illustrates how the difference between Mexican GAAP and U.S. GAAP affects the calculation of financial data for the majority stockholders.

	YEAR ENDED DECEMBER 31,
	2001		2002		2003		2003(1)
MEXICAN GAAP
Net income of majority stockholders	Ps.	1,568	Ps.	1,024	Ps.	1,576	US$	140
Majority stockholders’ equity	Ps.	5,998	Ps.	6,845	Ps.	4,599	US$	409

U.S. GAAP
Net income (loss) of majority stockholders(2)	Ps.	100	Ps.	661	Ps.	737	US$	66
Majority stockholders’ equity	Ps.	6,156	Ps.	6,847	Ps.	6,287	US$	560

(1)	The U.S. dollar amounts represent the peso amounts at December 31, 2003 expressed at December 31, 2003 purchasing power, translated at an exchange rate of Ps.11.232 per U.S. dollar, the interbank free market exchange rate on December 31, 2003, as reported by the Mexican Central Bank.
(2)	Amounts for the years ended December 31, 2002 and 2001 have been restated for U.S. GAAP. Refer to Note 15A to the audited financial statements.

The principal differences between Mexican GAAP and U.S. GAAP that affect TV Azteca’s net income (loss) and stockholders’ equity relate to the treatment of the following items:

•	accounting for deferred income taxes;

•	goodwill related to the television concessions in 2001 and 2000;

•	stock-based compensation;

•	the settlement with Pappas;

•	TV Azteca’s investment in Unefon;

•	TV Azteca’s investment in Cosmofrecuencias;

•	Unefon’s advertising agreement;

•	carrying amount of CNI receivable;

•	TV Azteca’s investment in Todito;

•	the effect of the fifth amendment to Statement B-10;

•	Todito’s advertising, programming and services agreement;

•	payment of fees and expenses in connection with the consent solicitation to obtain the consent of outstanding noteholders to the Unefon rights transaction; and

•	reversal of capitalized production costs of internally produced programming.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

TV Azteca’s by-laws provide that the Board of Directors will be elected by holders of TV Azteca’s shares as follows: holders of the A Shares will be entitled to elect at least seventy percent of TV Azteca’s directors and each holder of ten percent of TV Azteca’s limited-vote capital stock (D-A Shares and D-L Shares, and after conversion, the L Shares) is entitled to elect one of TV Azteca’s directors. All directors serve a term of one year. The current term of each director will expire on April 15, 2005.

The following table lists each director of TV Azteca, his age at June 30, 2004, and his positions with TV Azteca and year of appointment to the Board of Directors.

Name	Age	Position	Director Since
*Ricardo Benjamin Salinas Pliego[1]	48	Chairman of the Board	1993
*Pedro Padilla Longoria	38	Director	1993
Guillermo E. Salinas Pliego[1]	44	Director	1998
*Mario San Román Flores	45	Director	2004
*Luis Jorge Echarte Fernández	59	Director	1999
*Joaquin Arrangoiz Orvañanos	47	Director	1998
*Francisco X. Borrego Hinojosa Linage	39	Director	2004
Francisco Murguía Diaz	56	Director	2004
J. Michael Gearon	39	Director	2000
James R. Jones[2]	65	Director	2001
Gene F. Jankowski[2]	70	Director	2001
Michael Viner	60	Director	2001
Sergio Gutierrez Muguerza	53	Director	2000

*	Substitute Directors for these persons: Jorge Mendoza Garza y Martín Luna Ortigoza
[1]	Ricardo B. Salinas Pliego and Guillermo E. Salinas Pliego are brothers.
[2]	Mr. Jankowski resigned on May 6, 2004 and Mr. Jones resigned on May 7, 2004. Such resignations will be effective upon approval of TV Azteca shareholders at the next shareholders’ meeting.

The following provides biographical information about the directors of TV Azteca.

Ricardo Benjamin Salinas Pliego. Mr. Salinas Pliego has been Chairman of the Board of TV Azteca since 1993, Chairman of the Board of Grupo Elektra since 1993, director of Unefon since 1999 and President of Unefon since 1998. Mr. Salinas Pliego also serves on the Board of Directors of numerous other Mexican companies including Azteca Holdings, Dataflux, Biper, Cosmofrecuencias, Todito and Salinas y Rocha. Mr. Salinas Pliego received a degree in accounting from the Instituto Tecnológico de Estudios Superiores de Monterrey and received an MBA from the Freeman School of Business at Tulane University.

Pedro Padilla Longoria. Mr. Padilla has served as a director of TV Azteca since 1993. Mr. Padilla served as Chief Executive Officer of TV Azteca from October 2001 to July 2004, and, as of July 14, 2004, will serve as the Chief Executive Officer of Grupo Salinas. Mr. Padilla also serves on the Board of Directors of Azteca Holdings, Grupo Elektra, Biper, Unefon and Cosmofrecuencias. Mr. Padilla received a degree in law from the Universidad Nacional Autónoma de Mexico.

Guillermo E. Salinas Pliego. Mr. Salinas has served as director of TV Azteca since 1998. Mr. Salinas founded Todito in 1999. He also co-founded Dataflux and has been its President since 1982. He also sits on the Board of Directors of Grupo Elektra. Mr. Salinas is a Certified Public Accountant, holding an undergraduate degree in accounting from the Instituto Tecnológico de Estudios Superiores de Monterrey in Monterrey, Mexico.

Mario San Román Flores. Mr. San Román served as Chief Operating Officer of TV Azteca from 2002 until July 2004 and, as of July14, 2004, will serve as the Chief Executive Officer of TV Azteca. Mr. San Román previously served as Marketing Vice President from August 1998 to March 1999, as Director of Azteca 13 from March 1999 to June 2000 and as General Director of Channels from June 2000 to 2002. Mr. San Román received a bachelor’s degree in communication sciences from the Universidad Iberoamericana.

Luis Jorge Echarte Fernandez. Mr. Echarte has served as a director of TV Azteca since November 1999. Prior to joining TV Azteca, he was Grupo Elektra’s Chief Financial Officer. He joined Grupo Elektra in 1994. Mr. Echarte also serves as Chief Executive Officer of Azteca International, is on the Board of Directors of Biper, Elektra and Azteca International Corporation and is the executive advisor to Iusacell. Mr. Echarte holds undergraduate degrees from Memphis State University and the University of Florida and has completed the Executive Management Program at Stanford University.

Joaquin Arrangoiz Orvañanos. Mr. Arrangoiz has served as a director of TV Azteca since 1998 and Co-General Director of Sales of TV Azteca since 1993. Mr. Arrangoiz received a degree in administration from Anahuac University.

Francisco X. Borrego Hinojosa Linage. Mr. Borrego has served as the General Counsel and Legal Director of TV Azteca since August 1993. Mr. Borrego also serves on the Board of Directors of Azteca Holdings. Mr. Borrego received a degree in law from the Escuela Libre de Derecho.

Francisco Murguía Diaz. Mr. Murguía has served as a director of TV Azteca since April 2004. Mr. Murguía is a leading producer of commercial and short-length films in Latin America, and has served as President of the Mexican Association of Film Makers, the National Counsel of Advertising and the Mexican Association of Advertising.

J. Michael Gearon, Jr. Mr. Gearon has served as a director of TV Azteca since February 2000. Mr. Gearon has served as President and has been a director of American Tower International Corporation, a wireless communications and broadcast infrastructure company, since its merger with Gearon & Co., Inc. on January 22, 1998. Mr. Gearon received a bachelor’s degree in inter-disciplinary studies from Georgia State University.

James R. Jones. Mr. Jones has served as a director of TV Azteca since February 2000, but resigned from his position on May 7, 2004. His resignation will be effective upon approval of TV Azteca shareholders at the next shareholders’ meeting. He currently serves on the boards of directors of several public companies, including Anheuser Busch, Keyspan Energy Corporation, Kansas City Southern Industries, Grupo Modelo and Corporacion San Luis Rassini. Since 2001, he has served as Chief Executive Officer of Manatt Jones Global Strategies, a law and business consulting company and affiliate of Manatt, Phelps & Phillips, which represented Azteca International on certain intellectual property matters in the year ended December 31, 2002. He was the U.S. Ambassador to Mexico from 1993 to 1997, served as Chairman and Chief Executive Officer of the American Stock Exchange from 1989 to 1993 and was President of Warnaco Inc. International, an apparel company, from 1997 to 1998. Mr. Jones received a bachelor’s degree from the University of Oklahoma and an LLB from Georgetown Law School.

Gene F. Jankowski. Mr. Jankowski has served as a director of TV Azteca since May 2001, but resigned from his position on May 6, 2004. His resignation will be effective upon approval of TV Azteca shareholders at the next shareholders’ meeting. Mr. Jankowski has served as Advising Managing Director of Veronis Suhler, a New York based media investment bank, and director and Chairman of the Board of Trans-Lux Corp., a data provider company, since 1994. Mr. Jankowski received a bachelor’s degree from Canisius College and a master’s degree from Michigan State University.

Michael A. Viner. Mr. Viner has served as a director of TV Azteca since July 2001. Mr. Viner is President of New Millennium Entertainment Co., a production company based in Beverly Hills, California, and has served in this capacity since 1981. Mr. Viner attended Harvard University and Georgetown University.

Sergio Gutierrez Muguerza. Mr. Gutierrez has served as a director of TV Azteca since February 2000. He has served as the Chief Executive Officer of Deacero, S.A., a steel and wire company, since 1981. Mr. Gutierrez has also served as a director of Allpek, S.A. de C.V., a petrochemical company, and ING Commercial America, an insurance company, since 1997. Mr. Gutierrez received a degree in industrial engineering from Purdue University.

Employment Agreements

None of the directors or officers are party to any agreements with TV Azteca or any of its subsidiaries providing for benefits upon termination of employment.

Board Practices

The September 4, 2001 general extraordinary shareholders’ meeting of TV Azteca amended the by-laws of TV Azteca to incorporate changes mandated by Mexico’s new Securities Market Law. Among other things, these amendments entitle holders of ten percent of TV Azteca’s limited-vote capital stock to designate one director.

These amendments also established that at least 25 percent of the Board of Directors of TV Azteca would be independent. Messrs. Gene F. Jankowski, James R. Jones, J. Michael Gearon, Jr., Sergio Gutierrez Muguerza, Francisco Murguia and Michael A. Viner are TV Azteca’s current independent directors. (See Note related to the resignations of James Jones and Gene Jankowski from the Board of Directors on page 68).

TV Azteca’s by-laws were previously amended in November 1999 to reflect comprehensive changes in TV Azteca’s corporate governance procedures. Among other things, these amendments authorized the Board to create committees to be comprised of at least three Directors, a majority of whom must be independent. In February 2000, the Board of Directors formed committees covering each of the following matters: related party transactions, capital transactions, audit and compensation.

The committees of the Board of Directors are designated by the Board of Directors and serve the following functions, which are governed by the by-laws of TV Azteca:

•	The Related Party Transactions Committee reviews any material transaction with a related party of TV Azteca or its controlling shareholder. The members of the Related Party Transactions Committee are J. Michael Gearon, Jr., Gene F. Jankowski and Mario San Román. See Note related to the resignation of Gene F. Jankowski from the Board of Directors on page 68.

•	The Capital Transactions Committee reviews any material investments of TV Azteca made outside the ordinary course of business or not included in the annual budget and, with regard to such investments, evaluates opportunities and business risks. The members of the Capital Transactions Committee are Sergio Gutierrez Muguerza, Michael Viner and Joaquin Arrangoiz Orvañanos.

•	The Audit Committee reviews TV Azteca’s accounting procedures and choice of independent auditor, and reviews material Related Party Transactions. The Audit Committee also reviews TV Azteca’s financial reporting procedures and internal financial control systems, as well as the activities and independence of independent auditors. The independent auditor is required to attend these meetings, and has access, if required, to outside accounting and legal counsel, at the expense of TV Azteca. The Audit Committee must submit a report of its activities at the Annual Shareholders Meeting. The members of the Audit Committee are J. Michael Gearon, Jr., Gene F. Jankowski and Mario San Román. (Note that J. Michael Gearon, Jr. resigned from the Audit Committee on May 6, 2004.) See Note related to the resignation of Gene F. Jankowski from the Board of Directors on page 68.

•	The Compensation Committee reviews and makes recommendations to the Board of Directors with regard to the compensation, including incentives and bonuses, of senior executive officers of TV Azteca. The members of the Compensation Committee are James R. Jones, Sergio Gutierrez Muguerza and Joaquin Arrangoiz. See Note related to the resignation of James R. Jones from the Board of Director on page 68.

All committees are composed of three members, of which two are independent. The committees usually meet quarterly before each Board of Directors meeting. All transactions reviewed by any of the committees must, under Mexican law, be submitted for approval of the Board of Directors and they are detailed in this year’s Annual Report on Form 20-F.

Statutory Auditor

In addition to the Board of Directors, TV Azteca’s by-laws provide for an independent statutory auditor elected at the ordinary general meeting of shareholders and, if determined at such meeting, an alternate statutory auditor. According to the by-laws, holders of 10 percent of the capital stock of TV Azteca regardless of the type of shares owned, may name a statutory auditor for TV Azteca. Under Mexican law, the duties of statutory auditors include, among other things, the examination of the operations, books, records and any other documents of a company and the presentation of a report of such examination at the annual ordinary general meeting of shareholders. The statutory auditor is required to attend all committee, Board of Directors and shareholder meetings of TV Azteca. TV Azteca currently has one statutory auditor, Luis Moiron Llosa, and one alternate statutory auditor, Francisco Javier Soni. Both are partners of PricewaterhouseCoopers.

Executive Officers

The following table lists each executive officer of TV Azteca, his age at June 30, 2004, his current position and year of appointment as an executive officer (with TV Azteca or its predecessor entities).

Name	Age	Current Position	Executive Officer Since
Pedro Padilla Longoria[1]	38	Chief Executive Officer	2001

Carlos Hesles Flores	38	Chief Financial Officer	2002

Mario San Román Flores[1]	45	Chief Operating Officer	2002

Francisco X. Borrego Hinojosa Linage	39	General Counsel and Legal Director	1993

Jose Ramon Fernandez Alvarez	58	General Director of Sports	1993

Martin Luna Ortigoza	41	General Director of Estudios Azteca	1995

Guillermo Pelegrin Alegret Pla	44	General Director of Channels	2003

Joaquin Arrangoiz Orvañanos	47	Co-Director of Sales	1997

Carlos Díaz Alonso	38	General Director of Sales	2004

Jorge Mendoza Garza	52	General Director of Information and Public Affairs	1994

Ricardo Benjamin Salinas Pliego	48	Chairman	1993

[1]	On July14, 2004, the Board of Directors of TV Azteca resolved that Mr. San Román would replace Mr. Padilla as Chief Executive Officer.

The following provides biographical information about the executive officers of TV Azteca. See “—Directors” for biographical information with respect to Ricardo Benjamin Salinas Pliego, Joaquin Arrangoiz, Pedro Padilla, Francisco Borrego and Mario San Román.

Carlos Hesles Flores. Mr. Hesles has served as the Chief Financial Officer of TV Azteca since 2002. Mr. Hesles received a bachelor’s degree in public accounting with a specialization in finance from the Instituto Tecnológico Autónomo de Mexico.

Jose Ramon Fernandez Alvarez. Mr. Fernandez has been General Director of Sports for TV Azteca since September 1993. Mr. Fernandez received a degree in business administration from the Universidad Autonoma de Puebla, a masters in public administration from the Universidad Nacional Autonoma de Mexico and a masters in Spanish literature from the Universidad de Oviedo, Spain.

Martin Luna Ortigoza. Mr. Luna has been General Director of Estudios Azteca since April 2001. Mr. Luna, who has been an officer of TV Azteca since 1995, previously served as General Director of Channels and Production, Executive President of Content, Executive President of Azteca 13 and General Director of Estudios Azteca. Mr. Luna received a bachelor’s degree in economics from the Universidad Nacional Autonoma de Mexico.

Guillermo Pelegrin Alegret Pla. Mr. Alegret has been General Director of Channels since 2003. Mr. Alegret previously served as an officer of TV Azteca since 1998 in the positions of Director of Product Integration and Marketing Services General Director. Mr. Alegret has a bachelor’s degree in business administration from Universidad Iberoamericana.

Carlos Díaz Alonso. Mr. Díaz has served as General Director of Sales of TV Azteca since 2004. Mr. Díaz received a bachelor’s degree in business administration from the Universidad Anahuac.

Jorge Mendoza Garza. Mr. Mendoza has been General Director of Information and Public Affairs of TV Azteca since 1993. Mr. Mendoza received a bachelor’s degree in law from the Universidad Nacional Autonoma de Mexico, a masters degree in public management from the Instituto National de Administration Publique in Paris, France and a Doctorate in constitutional rights from the Universite de la Sorbonne.

Certain Changes in Management

TV Azteca has implemented certain changes in management, and the Board of Directors is modifying in certain important respects existing powers of attorney that have been granted to Ricardo B. Salinas.

•	Mario San Román has been appointed as the new Chief Executive Officer of TV Azteca and will assume all related responsibilities in replacement of Pedro Padilla Longoria.

•	Francisco X. Borrego Hinojosa Linage will, within three months, no longer serve as Secretary of the Board of Directors of TV Azteca.

•	Powers of attorney that have been granted to Ricardo B. Salinas Pliego are going to be modified so that he cannot act on behalf of TV Azteca in any material transaction or related party transaction without the prior authorization of the Board of Directors.

At the same time as the above-described changes in management are being implemented, TV Azteca is adopting certain new governance measures, which are described below in “—Legal Proceedings—Unefon on page 90.

Director and Officer Compensation

For the year ended December 31, 2003, the aggregate compensation paid by TV Azteca to its executive officers (a total of 11 persons) for services in all capacities was approximately Ps.57 million (US$5.1 million). During 2003, the directors of TV Azteca’s Board of Directors received an aggregate annual compensation in the amount of US$325,000.

Employees

At December 31, 2003, TV Azteca employed 4,228 employees. Of TV Azteca’s employees, 2,198 work in production (1,256 of whom were freelance employees), 1,039 perform administrative functions, 240 are managers or executive officers, 457 work in operations and 294 work in sales. Approximately 30% of TV Azteca’s new hires in 2003 were freelance employees.

Approximately 18% of TV Azteca’s permanent employees are represented by the television union, with a smaller number of employees represented by the artists’ union or the musicians’ union. Under Mexican law, the compensation terms of the agreements between TV Azteca and its union employees are subject to renegotiation on an annual basis. All other terms of the agreement are renegotiated every two years.

TV Azteca believes that its relations with its employees are good. TV Azteca has never been subject to a strike by its employees.

Share Ownership

With the exception of Ricardo B. Salinas Pliego, there are no directors or officers who beneficially own more than 1% of TV Azteca’s shares. At June 30, 2004 the directors and officers of TV Azteca, other than Mr. Salinas Pliego, beneficially owned an aggregate of 2.0 million CPOs, including options for 1.6 million CPOs exercisable within 60 days. At June 30, 2004, the directors and officers of TV Azteca, other than Mr. Salinas Pliego, beneficially owned 0.04% of the share capital of TV Azteca in fully diluted basis. For information regarding beneficial ownership of TV Azteca’s shares by Mr. Salinas Pliego, see “Item 7. Major Shareholders and Related Party Transactions” on page 73.

Option Plans

TV Azteca has reserved for issuance pursuant to employee stock options approximately 240 million CPOs (after giving effect to the 4-for-1 split of TV Azteca’s stock declared effective on April 22, 1998). In the fourth quarter of 1997, TV Azteca adopted employee stock option plans pursuant to which options were granted to all current permanent employees who were employed by TV Azteca as of December 31, 1996, with a more significant number of options being granted to TV Azteca’s senior management and key actors, presenters and creative personnel. The options, which relate to an aggregate of approximately 76 million CPOs, generally were granted in equal portions in respect of each employee’s first five years of employment with TV Azteca (whether prior to or after adoption of the plans). These options generally may be cancelled in the case of employment years after 1996 if TV Azteca’s operating profit before deducting depreciation and amortization in that year has not increased by at least 15% (excluding the effect of inflation) as compared to the previous fiscal year. An employee’s options in respect of any employment year generally become exercisable five years later, unless the employee is no longer employed by TV Azteca, in which case the options will be reassigned. The options expire on the fifth anniversary of the date on which they become exercisable.

Set forth below are the number of CPOs, the exercise prices and the expiration dates of all options outstanding (whether or not vested) as of June 30, 2004:

Number of CPOs	Exercise Prices		Expiration Dates
3,368,821	US$	0.2925	2003-2007
7,075,600	US$	0.3225	2004-2008
5,202,400	US$	0.3550	2005-2009
13,079,200	US$	0.3900	2006-2010
9,819,230	US$	0.2900	2003-2004
2,000,000	US$	0.5000	2003-2009
5,579,999	US$	0.1300	2003-2009

46,125,250

Included in these outstanding options, options relating to an aggregate of approximately 17,399,229 CPOs were held by TV Azteca’s directors and executive officers as a group.

Under Mexican GAAP, the granting of these options had no effect on TV Azteca’s results of operations, cash flow or financial condition. Under U.S. GAAP, the granting of these options gave rise to non-cash compensation expenses in 2001, 2002 and 2003 of approximately Ps.37 million, Ps.64 million and Ps.106 million (US$9.4 million), respectively. See Note 15 to the Consolidated Financial Statements. TV Azteca expects that the amount of non-cash compensation expense arising in future periods under U.S. GAAP from the granting of these options (or options that TV Azteca may grant in the future with exercise prices below the then fair market value of the CPOs, a possibility TV Azteca is actively considering) also will be relatively large.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The tables below set forth information regarding those shareholders of TV Azteca that beneficially owned 5% or more of TV Azteca’s capital stock as of December 31, 2003. The majority shareholders own 100% of the A shares that are not included in the CPOs and control 45% of the outstanding CPOs. Since each CPO contains one A Share, the majority shareholders effectively control 45% of the aggregate outstanding A Shares. Under the terms of the CPO Trust Agreement (as defined in the 2002 Form 20-F), the CPO Trustee will exercise all voting rights relating to the A Shares or the D-A Shares represented by CPOs held by non-Eligible Mexican Holders in the same manner as the majority of the A Shares or the D-A Shares outstanding and held by Eligible Mexican Holders (directly or through the CPO Trust) are voted at the relevant meeting.

The only shares which have the benefit of full voting rights are A Shares, the majority (66.33%) of which are owned by Azteca Holdings, which is controlled by Ricardo Salinas Pliego and his affiliates. Minority shareholders hold A Shares, which have full voting rights, and D-A Shares and D-L Shares, which are shares with limited voting rights. Holders of the D-A Shares and D-L Shares, which include the ADR Depositary, which holds D-L Shares indirectly through the CPO Trustee, only have the right to vote on (i) the transformation of TV Azteca from one type of company to another, (ii) any merger of TV Azteca (including a merger in which TV Azteca is the surviving entity), (iii) extension of TV Azteca’s existence beyond 2092, (iv) dissolution of TV Azteca before 2092, (v) a change of TV Azteca’s corporate purposes and (vi) a change of TV Azteca’s corporate nationality. In all other cases, Ricardo Salinas Pliego and his affiliates, through Azteca Holdings, control the outcome of all other actions taken by TV Azteca.

Major Shareholders

A SHARES

IDENTITY OF OWNER	OUTSTANDING A SHARES IN CPOS(1)		PERCENTAGE OF OUTSTANDING A SHARES IN CPOS		OUTSTANDING A SHARES NOT IN CPOS	PERCENTAGE OF OUTSTANDING A SHARES NOT IN CPOS
Azteca Holdings (a company that Ricardo Salinas Pliego controls)	817,835,848	(2)	36.6	%(2)	2,301,957,280	93.2%
Ricardo Salinas Pliego(3)	142,630,100		6.4%		23,252,092	0.9%
Grupo COTSA(4)	44,226,751		2.0%		144,673,530	5.9%
Total (Majority Holders)	1,004,692,699		45.0%		2,469,882,902	100.0%
Total (including Minority Holders)	2,233,395,611		100.0%		2,469,882,902	100.0%

(1)	Each CPO is composed of three shares, one of which is an A Share. The percentage and quantity of A Shares in CPOs is therefore equal to the respective number of CPOs.
(2)	Of this amount, approximately 494 million CPOs owned by Azteca Holdings have been pledged to secure the Azteca Holdings 12 1/2% Notes, and 45 million CPOs owned by Azteca Holdings have been pledged to secure the Azteca Holdings 10 3/4% Notes.
(3)	This amount does not include the 4,296,000 CPOs underlying options that are exercisable within 60 days, or the shares and CPOs owned, directly or indirectly, by Azteca Holdings, which is 100% owned by Mr. Ricardo Salinas Pliego and his affiliates.
(4)	Grupo COTSA is a wholly-owned subsidiary of Azteca Holdings. In the aggregate, including its TV Azteca CPO’s held through Grupo COTSA, Azteca Holdings controls 70.3% of the voting shares of TV Azteca and 54.9% of the outstanding shares.

AGGREGATE OUTSTANDING SHARES

IDENTITY OF OWNER	OUTSTANDING A SHARES(1)	PERCENTAGE OF OUTSTANDING A SHARES	OUTSTANDING TOTAL SHARES	PERCENTAGE OF OUTSTANDING TOTAL SHARES
Azteca Holdings (a company that Ricardo Salinas Pliego controls)	3,119,793,128	66.3%	4,755,464,824	51.9%
Ricardo Salinas Pliego(2)	165,882,192	3.5%	451,142,392	4.9%
Grupo COTSA(3)	188,900,281	4.0%	277,353,783	3.0%
Total (Majority Holders)	3,474,575,601	73.9%	5,483,960,999	59.8%
Total (including Minority Holders)	4,703,278,513	100.0%	9,170,069,735	100.0%

(1)	This number is the sum of A Shares in CPOS and A Shares not in CPOs.
(2)	This amount does not include the 4,296,000 CPOs underlying options that are exercisable within 60 days, or the shares and CPOs owned, directly or indirectly, by Azteca Holdings, which is 100% owned by Mr. Ricardo Salinas Pliego and his affiliates.
(3)	Grupo COTSA is a wholly-owned subsidiary of Azteca Holdings. In the aggregate, including its TV Azteca CPO’s held through Grupo COTSA, Azteca Holdings controls 70.3% of the voting shares of TV Azteca and 54.9% of the outstanding shares.

Grupo Elektra has the right to exchange Comunicaciones Avanzadas, S.A. de C.V. (“CASA”) Series N shares that it owns, in whole or in part, at any time until March 26, 2006 for approximately 226.5 million CPOs owned by Azteca Holdings (the “Elektra Reserved Shares”). This exchange right allows Grupo Elektra to acquire up to approximately 7.6% of the capital stock of TV Azteca from Azteca Holdings, which would reduce Azteca Holdings’ direct and indirect ownership of the capital stock of TV Azteca to 47.42%. Grupo Elektra is controlled by Mr. Salinas Pliego, who is also Chairman of Grupo Elektra’s Board of Directors.

There have been no significant changes in beneficial ownership of the major shareholders set forth above during the three-year period ended December 31, 2003.

According to information made available to TV Azteca, at May 31, 2004, there were a total of 54,241,231 ADSs, outstanding representing 867,859,696 CPOs, or 24% of the total capital stock of TV Azteca at such date. At May 31, 2004, there were a total of 86 holders of record of the ADSs with addresses in the United States, including the nominee for The Depository Trust Company (“DTC”), which held of record a total of 54,241,231 ADSs on behalf of approximately 5,779 DTC participants.

Related Party Transactions

Historically, we have engaged, and we expect to continue to engage, in a variety of transactions with our affiliates, including entities owned or controlled by our Controlling Shareholders. Since February 9, 2000, we have had a committee on related party transactions to provide an independent review of transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm’s-length dealings with an unrelated third person.

On September 4, 2001, our shareholders approved amendments to our by-laws which enacted significant changes in our corporate governance policies. These changes were designed to increase our transparency and accountability to our shareholders and to encourage good communications with our minority shareholders. Among these changes, the shareholders approved amendments to our by-laws which formalize the existence of the Related Parties Transactions Committee.

As provided in our by-laws, the committee reviews any material transaction among TV Azteca and any related party or its major shareholders and is comprised of three Directors, two of whom must be independent directors. We anticipate that we will continue to engage in transactions with affiliates and that our current arrangements and any future renewals of these arrangements with our affiliates will receive a favorable review from the new committee.

The TV Azteca Indenture restricts TV Azteca’s ability to engage in transactions with affiliates.

TV Azteca Rights Transactions

Unefon

In October 2000, TV Azteca granted rights to acquire all of the shares of Unefon that it owns to the holders of all of TV Azteca’s outstanding shares and to certain other securities issuable upon the exercise of options granted by TV Azteca and certain shares that TV Azteca may sell in the future from its repurchase fund. The grant of the rights remains subject to the filing and effectiveness of a registration statement with the SEC that registers the Unefon shares underlying the rights and the receipt of all applicable regulatory and third party approvals, including approval by Nortel, the lender under one of Unefon’s finance agreements. The rights were granted to:

•	TV Azteca’s 8,964,706,897 shares that were outstanding as of October 19, 2000;

•	the 51,578,430 TV Azteca shares underlying TV Azteca’s employee stock options which were vested and exercisable as of February 1, 2001:

•	the 206,953,428 TV Azteca shares reserved for issuance as of October 19, 2000 under TV Azteca’s management stock option plan; and

•	TV Azteca’s 119,858,484 repurchase fund shares held in treasury as of October 19, 2000.

The aggregate exercise price for all Unefon shares subject to the rights is approximately US$177 million, all of which would be received by TV Azteca. The exercise price to be paid for one share of Series A stock of Unefon is US$0.151280667. Holders of rights attached to TV Azteca’s A shares are entitled to acquire 0.125226140 shares of Unefon’s Series A stock for each TV Azteca A Share they own. Holders of rights attached to TV Azteca’s CPOs (which are comprised of one ordinary, no par value, one A Share, one preferred D-A Share and one preferred D-L Share of TV Azteca) are entitled to acquire 0.37567819 shares of Unefon’s Series A Stock for each CPO they own. Holders of rights attached to TV Azteca’s ADSs (which are comprised of 16 TV Azteca CPOs) are entitled to acquire 6.010854704 shares of Unefon’s Series A Stock for each ADS they own.

The rights to acquire the Unefon shares were originally only exercisable on December 11, 2002, but in December 2002, TV Azteca approved the change of the exercise date to December 12, 2003. The rights to acquire the Unefon shares expired on December 12, 2003. The conditions for public offering had not been complied with and, therefore, they were not exercised.

Cosmofrecuencias

TV Azteca also granted on a pro-rata basis to those TV Azteca shareholders to whom the rights to acquire the Unefon shares were granted, rights to purchase all of TV Azteca’s shares of Cosmofrecuencias, a Mexican corporation owned 50% by TV Azteca and 50% by a Mexican company wholly-owned by Moisés Saba Masri.

The aggregate exercise price of all of the Cosmofrecuencias shares subject to the rights is approximately US$32 million. The grant of the rights remains subject to the receipt of all applicable regulatory approvals. In addition, Cosmofrecuencias intends to register the underlying Cosmofrecuencias shares under the U.S. securities laws between October 19, 2004 and October 19, 2006. The rights do not trade separately from the TV Azteca shares and are exercisable only for a period of time to be determined by TV Azteca following the effectiveness of the registration of the underlying Cosmofrecuencias shares. Any rights that are not exercised during the exercise period designated by TV Azteca will expire, and TV Azteca will retain ownership of the Cosmofrecuencias shares underlying such rights. If, prior to the designation of the exercise period, the Board of Directors of TV Azteca approves a merger or consolidation of Cosmofrecuencias, a sale of all or substantially all of Cosmofrecuencias’ assets or a sale (by tender or otherwise) of at least a majority of Cosmofrecuencias’ outstanding shares or otherwise determines to accelerate the exercise of the rights, each a sale event, TV Azteca will notify its shareholders that a sale event is anticipated to occur and the rights will be exercisable in connection therewith for a period of time to be determined by TV Azteca. Any exercise of the rights during the exercise period designated by TV Azteca in connection with a sale event will be conditioned on the consummation of the relevant sale event. If such sale event is consummated, any rights which are not exercised during the exercise period designated by TV Azteca in connection with a sale event will expire, and TV Azteca will retain ownership of the shares underlying the rights.

Moreover, at the Extraordinary Stockholders’ Meeting held on December 19, 2003, the stockholders decided to cancel the call option on the Cosmofrecuencias shares.

Loans Between Azteca Holdings and TV Azteca

From time to time TV Azteca advances funds to Azteca Holdings. In 2002 and 2003, the aggregate amount of these advances equaled Ps.138 million and Ps.186 million (US$16.6 million), respectively. At June 30, 2004, the aggregate amount of these advances equaled Ps.146 million (US$12.7 million). These advances are repaid annually, with a nominal amount of interest, from dividends that Azteca Holdings receives from TV Azteca. Advances denominated in U.S. dollars accrue interest at a rate of 12% per annum. Advances denominated in pesos accrue interest at 1.5% per month plus the daily or monthly interest rates determined by the Mexican Central Bank and published in the Official Gazette of the Federation of Mexico.

Loans by TV Azteca to Ricardo B. Salinas Pliego and his Affiliates

In December 2000, TV Azteca made three unsecured loans to Ricardo B. Salinas Pliego for an aggregate amount of US$2.7 million, each with a term of one year and an annual interest rate of 12%. In December 2000, Azteca Holdings purchased two of these loans in the aggregate amount of US$1.37 million. In December 2001, Azteca Holdings sold these two loans back to TV Azteca. The maturity date of all three loans was extended to December 23, 2002. The full amounts outstanding under these three loans were repaid on December 23, 2002.

In December 1999, TV Azteca made two one-year unsecured loans in the aggregate amount of US$286,000 to Corporación RBS, a Mexican company wholly-owned by Ricardo Salinas Pliego, with an annual interest rate of 12%. TV Azteca extended the repayment of the principal and accrued interest amounts of these loans until December 2002. At the time of the extension, the aggregate amount of the interest and principal owing under the loan was US$326,125. The full amounts outstanding under these two loans were repaid on December 27, 2002.

Agreements Between TV Azteca and Unefon

In May 1998, TV Azteca signed a building rental agreement with Operadora Unefon, a wholly-owned subsidiary of Unefon for a ten-year term, commencing June 1998, with a one-time right to renew for an additional ten years upon notice of at least 180 days prior to expiration. The rent under the lease is Ps.2 million a month, payable in advance each month. During the years ended December 31, 2002 and 2003, the aggregate rental income received by TV Azteca amounted to Ps.27 million and Ps.27 million (US$2.4 million), respectively.

In June 1998, TV Azteca and Unefon entered into an advertising agreement (“Unefon Advertising Agreement”), which was modified. Under this agreement, Unefon is entitled to the broadcast of commercial spots in Channels 7 and 13 and their national networks, as well as any other over-the-air channels directly or indirectly operated or commercialized by TV Azteca, through its affiliates or subsidiaries, for a total amount of 120,000 GRPs during a 10-year mandatory term for both parties.

Unefon may utilize during each year up to 35,000 GRPs in accordance with a request of use of time (insertion order) with dates and schedules for airing, submitted in advance to TV Azteca.

Unefon agreed to use 100% of the GRPs during such 10-year term. Otherwise, the balance in its favor shall be automatically cancelled without liability for TV Azteca. Unefon shall pay to TV Azteca the amount of US$200 million for the above mentioned advertising services as consumed. Unefon shall pay quarterly 3% on the total annual sales of Unefon up to the total amount of the consideration. Until December 31, 2002, TV Azteca recognized the revenues under this Agreement as the GRPs were consumed, based on the rate established in the agreement, which established less expensive GRPs initially and more expensive GRPs towards the end. In January 2003, TV Azteca and Unefon amended the original agreement. Under the terms of the amended agreement, TV Azteca is recording the income for this agreement based on the GRPs used, valued at a price of 3% of the net sales of Unefon and up to a US$200 million which resulted in an increase of net sales of Ps.21 million (US$1.9 million) for the year ended on December 31, 2003 for the total amount of GRPs used until such date. All other terms of the agreement were not amended. In the original agreement it was established that Unefon would commence payment for the advertising agreement from the third year of its duration and would pay interest on unpaid broadcasted advertising based on the weighing average cost (costo porcentual promedio) plus 3 points. However, during 2001, Unefon and TV Azteca agreed that the payments corresponding to 2000, 2001 and 2002 were to be made in four equal semiannual payments during 2003 and 2004, at an interest rate of 12%. As of 2003, Unefon shall pay to TV Azteca as the advertising services are aired; however, as of December 31, 2002 and 2003, the amount pending payment amounts to US$15.7 million and US$9.1 million (including interests), respectively.

TV Azteca’s right to receive payments from Unefon under such agreement was subject to compliance with Unefon’s payment obligations with Nortel.

In December 2000, TV Azteca and Moisés Saba Masri, as principal shareholders of Unefon, agreed, jointly and severally, to provide Unefon up to US$35 million to pay Nortel in the event Unefon is unable to meet its financial obligation in 2001 or 2002 under Unefon’s finance agreement with Nortel. Between April 30, 2002 and the settlement of the Nortel legal dispute discussed below, there were no events requiring TV Azteca or Moisés Saba Masri to meet such payment obligations.

In July 2001, each of TV Azteca and Moisés Saba Masri committed to provide a one-year credit guarantee to Unefon for up to US$80.0 million in order to support Unefon’s expected US$160.0 million capital requirements to increase the capacity of its network.

At December 31, 2002, TV Azteca had provided US$48 million of guarantees on behalf of Unefon. At December 31, 2003, the outstanding balance of TV Azteca’s credit support to Unefon was US$39 million. The amount included US$19 million paid by TV Azteca to Unefon creditors in 2003, US$12 million of outstanding credit guarantees in favor of Unefon with a Mexican Bank and US$8 million of interest and guarantee fees. After payment by Unefon on March 10, 2004, the remaining debt from Unefon to TV Azteca under the credit agreement was US$10 million. TV Azteca has been released from any outstanding contingent liability related to the credit support agreement.

On March 10, 2004, Unefon paid to TV Azteca US$17.0 million, after the amount of Unefon’s indebtedness at such time was US$10 million, including US$8 million in interest and guarantee fees.

For a further description of the transactions between Unefon and Nortel, see “Item 10. Additional Information—Legal Proceedings— Unefon” on page 90.

Unefon Cellular Telephone Services

In June and December of 2002, Unefon billed the Company in advance telephone services to Unefon for a total amount of US$13 million (Ps.149 million), to be used at short term by the Company. For the years ended December 31, 2002 and 2003, prepaid telephone services used by the Company amounted to Ps.14 million and Ps.28 million (US$2.5 million) respectively.

Agreements Between TV Azteca and Todito

In connection with its acquisition of 50% of the capital stock of Todito, TV Azteca entered into a five-year service agreement with Todito. The service agreement consists of advertising time on TV Azteca’s networks, the use of TV Azteca’s content on Todito’s website and the use of TV Azteca’s sales force to promote Todito. The three components of the service agreement were valued at US$45.0 million, US$50.0 million and US$5.0 million, respectively, at the time of signing. Under the service agreement, TV Azteca agreed to provide Todito with advertising on its Azteca 7 and Azteca 13 networks totaling an aggregate of 78,000 GRPs. Todito has the right to use up to 30% of the advertising granted under the service agreement during the network’s prime-time hours. TV Azteca also granted Todito the exclusive right to distribute over the Internet TV Azteca’s internally produced programming during the term of the service agreement.

TV Azteca has also signed a five-year hosting agreement with Todito in February 2000. Under this agreement, TV Azteca has agreed to place a Todito navigation bar at the top of all pages of TV Azteca’s website, www.tvazteca.com.mx, which is intended to direct tvazteca.com.mx visitors to Todito’s content and commerce options. TV Azteca has also agreed that tvazteca.com.mx will be subsumed within Todito, such that all visitors to tvazteca.com.mx will actually be navigating within Todito. Todito will also have the right to commercialize advertising space on TV Azteca’s website. In exchange for the placement of its navigation bar on tvazteca.com.mx and the right to sell tvazteca.com.mx advertising space, Todito has agreed to place TV Azteca’s navigation bar on todito.com and to provide technical support to TV Azteca with regard to the hosting of tvazteca.com.mx within Todito.

There are no formal termination provisions under TV Azteca’s agreements with Todito. The parties agreed that the agreements will be effective five years from its execution. Under Mexican law, any party is entitled to terminate an agreement by filing a legal claim before courts. If the other party breaches its obligations under such agreement, the non-breaching party is entitled to make a claim for damages and losses, regardless of whether the agreement provided any termination provision.

In 2002 and 2003, TV Azteca’s sales force offered its customers the inventory of banners and other advertising services through the todito.com webpage. TV Azteca charges for the banners and advertising services sold, and in exchange for that service it receives and records a 20% commission on sales. During the years ended December 31, 2002 and 2003, commission income on sales pertaining to these services amounted to Ps.20 million and Ps.7.0 million (US$1 million), respectively.

In December 2003, TV Azteca and Todito signed an agreement for these services amounting to Ps.210 million, for a period of 20 months as from the date of signature. The 20% commission will be recorded in income as services are rendered.

Also, TV Azteca and a non-related party signed an agreement in November 2003 for the purchase of “Todito” banners to be subsequently sold to TV Azteca’s customers. The agreement amounts to Ps.140 million for a three-year term, effective upon signing the agreement. For the year ended December 31, 2003, TV Azteca had used Ps.47.0 million (US$4.2 million), that agreement, which were charged to income of the year.

Todito Reimbursement

In April 2003, Todito’s shareholders resolved in its shareholders meeting to make a premium reimbursement in the issuance of shares of US$68 million (US$66 million face value), of which US$34 million were received by TV Azteca as shareholder of Todito.

Agreements with Atlético Morelia

During the year 2003, TV Azteca broadcasted the soccer matches of the Club Atlético Morelia for the summer 2003 and winter 2003 tournaments. The amount that TV Azteca paid to Club Atlético Morelia for the transmission rights was of US$39 million.

Also during 2001, 2002 and 2003, TV Azteca entered into several broadcasting agreements with Atlético Morelia, which include the commercial exploitation of all the soccer games in which the Atlético Morelia’s team (“Monarcas Morelia”) plays as local. For the years ended December 31, 2001, 2002 and 2003, revenues derived from these agreements amounted to Ps.45 million, Ps.52 million and Ps.63 million (US$5.6 million), respectively.

Loans Granted by Alternativas COTSA to TV Azteca

On March 28, 2003, Alternativas COTSA loaned the amount of US$317,000.00 to TV Azteca at an annual interest rate of 3.4325%. This loan was partially paid on September 17, 2003 and was renewed on September 18, 2003 for Ps.2.4 million (US$213,000) at a monthly rate of 2.5% plus TIIE, with an expiration date of December 29, 2003. Such loan was paid in its entirety on December 30, 2003.

Loans Granted by Inmobiliaria COTSA to TV Azteca

On August 28, 2003, Inmobiliaria COTSA made various loans to TV Azteca for the total amount of Ps.14 million (US$1.2 million), at a monthly rate of 2.5% plus TIIE. Such loans were fully paid on December 30, 2003. On January 5, 2004 Inmobiliaria COTSA made a loan to TV Azteca for Ps.17 million (US$1.5 million), at a monthly rate of 2.5% plus TIIE, with an expiration date of January 4, 2005.

Agreement Between TV Azteca and Grupo Elektra

On March 25, 1996 TV Azteca entered into a Television Advertising Time Agreement (the “Unsold Airtime Agreement”) with Grupo Elektra. Under the Unsold Airtime Agreement, TV Azteca agreed to air not less than 300 commercial spots per week for a period of 10 years, each spot with an average duration of 20 seconds, totaling 5,200 minutes each year in otherwise unsold airtime. In exchange for such television advertising time, Grupo Elektra agreed to pay TV Azteca US$1.5 million each year, payable in advance each year. TV Azteca may not terminate the Unsold Airtime Agreement. However, Grupo Elektra may terminate the Unsold Airtime

Agreement at any time upon at least 90 days’ notice. Grupo Elektra’s rights under the Unsold Airtime Agreement may be transferred to third parties. For the years ended December 31, 2001, 2002 and 2003, we recorded advertising receivables of Ps.18 million, Ps.15 million and Ps.17 million (US$1.5 million), respectively, under this agreement.

On December 22, 1998, we entered into a one year Television Advertising Time Agreement with Grupo Elektra (the “Prime Airtime Agreement”). Under the Prime Airtime Agreement, we agreed to air commercial spots for Grupo Elektra at discounted rates based on the gross rating points assigned to the airtime chosen by us for each commercial spot. At least 60% of the commercial spots must be aired on “stellar” airtime, i.e. from 7:00 p.m. to midnight, and half of this 60% (30%) must be aired on “prime” airtime, i.e. from 9:00 p.m. to 11:00 p.m. The remaining 40% may be aired on airtime other than from 7:00 p.m. to midnight. Under the Prime Airtime Agreement, Grupo Elektra determines each year how much airtime to purchase from us for that particular year. In 2002 and 2003, Grupo Elektra did not purchase any airtime under this agreement. The Prime Airtime Agreement was renewed for a term of four years. The Prime Airtime Agreement may not be terminated by Grupo Elektra, but may be terminated at any time by us upon at least 15 business days’ notice. Grupo Elektra’s rights under the Prime Airtime Agreement may not be transferred to third parties.

Since 2000, we have entered into additional advertising agreements with Grupo Elektra, pursuant to which TV Azteca will air commercial spots for Grupo Elektra at rates based on the rating points assigned per program on TV Azteca’s Channel 7 and Channel 13. Grupo Elektra has paid TV Azteca under these agreements approximately Ps.58 million for 2001, Ps.65 million for 2002 and Ps.83 million (US$7.4 million) for 2003.

Agreements Between TV Azteca and Alta Empresa

In December 2001, TV Azteca and Alta Empresa entered into an agreement for purposes of marketing and selling TV Azteca’s programming throughout the world, excluding Mexico. Pursuant to this agreement, TV Azteca agreed to contribute its programming and Alta Empresa agreed to manage all of the activities involved in the marketing and selling of TV Azteca’s programming outside of Mexico. Initially, Alta Empresa may only market and sell TV Azteca’s programming in the United States, which it is currently doing through an agreement with Azteca International. The agreement between TV Azteca and Alta Empresa has an initial term of 30 years, which may be terminated at any time by TV Azteca and Alta Empresa. Based upon their relative contributions, TV Azteca is entitled to 99% of the net profits derived from the marketing and sale of its programming outside of Mexico and Alta Empresa is entitled to the remaining one percent.

Agreement Between TV Azteca and Biper

In September 2001, TV Azteca entered into an advertising agreement with Biper covering the period from January 1, 2002 through December 31, 2002. Under this agreement, Biper had the right to receive advertising in 2002 on the Azteca 7 or 13 networks. In exchange for the advertising time, Biper paid Ps.20 million (nominal) (US$2.1 million) (nominal) to TV Azteca.

On January 8, 2003, TV Azteca entered into an advertising agreement with Biper for Ps.37 million (nominal) (US$3.3 million). Pursuant to the agreement, Biper has the right to air advertising spots on Channel 7 and Channel 13 and their national networks from January 8, 2003 to January 7, 2005. Biper’s right under the agreement may be assigned to third parties.

In 2003, the telecommunications services rendered by Biper to us were for the amount of Ps.2 million (US$178,000).

Loans Granted by TV Azteca to Móvil Access

On January 1, 2003, TV Azteca loaned the amount of Ps.1 million (US$89,000) to Móvil Access at an annual rate of 9.09%. The loan was renewed on July 20, 2003 and expires on July 19, 2004.

On March 29, 2003, TV Azteca made two loans to Móvil Access for the total amount of US$110,074 at an annual rate of 12%. Both loans were renewed on March 30, 2004 and expire on March 29, 2005.

Agreement Between TV Azteca and Dataflux

TV Azteca entered into a television advertising time agreement with Dataflux, effective September 30, 1996. Dataflux is controlled by Guillermo E. Salinas Pliego, the brother of the Chairman of the Board of TV Azteca, Ricardo B. Salinas Pliego. Under the terms of this agreement, Dataflux or any of its subsidiaries has the right to 480 advertising spots per month on the Azteca 7 and 13 networks for a period of 10 years, each spot with 30 seconds average duration, totaling 2,880 minutes each year, but only in otherwise unsold airtime. In exchange for the advertising time, Dataflux has agreed to pay TV Azteca US$830,770 annually, payable in advance each year. The agreement may not be terminated by TV Azteca; however, it may be terminated by Dataflux at any time upon at least 90 days’ notice.

In December 1996, TV Azteca entered into stock option agreements with two of Dataflux’s principal shareholders, Alberto Hinojosa Canales and Guillermo E. Salinas Pliego. Under the terms of the stock option agreements, Mr. Hinojosa Canales and Mr. Guillermo E. Salinas Pliego together had the option to purchase all of TV Azteca’s Dataflux stock, representing a 20% equity interest in Dataflux. These options, which expired on November 30, 1998, had an aggregate exercise price of US$20.0 million if exercised on or before November 30, 1997, with the exercise price increasing until expiration according to interest schedules in the stock option agreements. Effective as of April 1, 1997, Mr. Guillermo E. Salinas Pliego and Mr. Hinojosa Canales, through Datacapital, S.A. de C.V. (“Datacapital”), a holding company, exercised these options with respect to approximately 87.5% of the 20% equity interest in Dataflux that was subject to these options, and agreed to pay to TV Azteca Ps.139.4 million (nominal). Datacapital agreed to pay amounts owed by it by providing TV Azteca with computer equipment by December 31, 2000. At December 31, 2003, Ps.46 million of this amount remained outstanding. The parties are currently in negotiations regarding the remaining amounts owed to TV Azteca.

Agreement between TV Azteca and Publimax, S.A. de C.V.

On July 4, 2002, the subsidiaries of Dataflux, Publimax, S.A. de C.V. (“Publimax”) and Súper Espectáculos, S.A. de C.V. (“Super Espectáculos”), entered into an agreement with Banco Nacional de México, S.A., member of Grupo Financiero Banamex (“Banamex”), and with TV Azteca, through which TV Azteca paid to Banamex US$2 million in advertising in exchange for certain indebtedness of Publimax held by Banamex existing at such date. As consideration for the payment by TV Azteca to Banamex on behalf of Publimax, the Publimax transferred to TV Azteca 20% of the shares of capital stock of Super Espectáculos, which is the owner of, and operates, the property known as “Arena Monterrey” in the city of Monterrey, Nuevo León, Mexico.

Agreement Between TV Azteca and Productora de Medios

TV Azteca entered into a television advertising time agreement with Productora de Medios, a former wholly-owned subsidiary of Grupo COTSA, under which Grupo COTSA or any of Grupo COTSA’s subsidiaries has the right to 42 advertising spots per week on the Azteca 7 or 13 networks for a period of 10 years commencing September 30, 1996. Each spot has an average duration of 20 seconds, totaling 728 minutes each year, but only in otherwise unsold airtime. In exchange for the advertising time, Productora de Medios agreed to pay TV Azteca US$210,000 each year. The agreement may not be terminated by either party without the consent of the other party.

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

In December 2001, Cine Alternativo and Productora de Medios were merged into Azteca Holdings.

Agreements Between TV Azteca and Banco Azteca

Banco Azteca entered into four Television Advertising Agreements dated October 8, 2003, December 9, 2003 and March 10 and March 11, 2004, respectively, with Red Azteca for the promotion of Banco Azteca products and services on Channel 7 and Channel 13.

On May 25, 2004, TV Azteca obtained a Ps.170 million unsecured line of credit from Banco Azteca (for short-term debt amortization purposes). The credit line accrues interest at a rate of TIIE plus 2% per year, payable monthly beginning June 23, 2004. This line is renewable every three months for a total period of one year and could be prepaid on any of the interest payment dates without a penalty.

Agreements Between TV Azteca and ATC

John Michael Gearon Jr., a director of TV Azteca since February 2000, serves as President and a director of American Tower International Corporation.

In February 2000, TV Azteca, together with its subsidiary, Television Azteca, entered into the Tower Agreement with a Mexican subsidiary of ATC regarding space not used by TV Azteca in its operations. This agreement, which was approved by the SCT, covers up to 190 of TV Azteca’s broadcast transmission towers. In consideration for the payment of a US$1.5 million annual fee and for a loan of up to US$119.8 million under the ATC Long-Term Credit Facility, TV Azteca granted ATC the right to market and lease TV Azteca’s unused tower space to third parties (including affiliates of TV Azteca) and to collect for ATC’s account all revenue related thereto. TV Azteca retains full title to the towers and remains responsible for the operation and maintenance thereof. After the expiration of the initial 20 year term of the ATC Long-Term Credit Facility, TV Azteca has the right to purchase from ATC at fair market value all or any portion of the revenues and assets related to ATC’s marketing and leasing rights at any time upon the proportional repayment of the outstanding principal amount under the ATC Long-Term Credit Facility.

In February 2000, TV Azteca entered into the ATC Long-Term Credit Facility for up to US$119.8 million. The ATC Long-Term Credit Facility is comprised of a US$91.8 million unsecured term loan and a US$28.0 million term loan secured by certain of TV Azteca’s real estate properties. The interest rate on each of the loans was 12.877% per year and currently is 13.109% per year. The initial term of the US$91.8 million unsecured term loan is 20 years, which may be extended up to an additional 50 years, so long as the Tower Agreement remains in effect. The US$28.0 million secured term loan matured in February 2004, but was renewed for another year and which can be renewed annually for successive one-year periods so long as the Tower Agreement remains in effect.

Agreement Between TV Azteca and Teleactivos

On March 1, 2002, TV Azteca and Teleactivos, S.A. de C.V. (“Teleactivos”), a Biper subsidiary, signed an agreement for an indefinite period under which Teleactivos provides the service of controlling and identifying telephone calls by means of the 01900 service for viewers taking part in the contests arranged by TV Azteca. Of that service income, minus the costs involved in rendering the service (net profit), TV Azteca recognizes 51% and Teleactivos the remaining 49%. On January 1, 2003, the agreement was amended so that as from that date TV Azteca receives 30% of the net profit in that operation, and Teleactivos receives the remaining 70%. For the years ended December 31, 2002 and 2003, net income arising from this agreement was Ps.79 million and Ps.60 million (US$5.3 million), respectively.

For the years ended December 31, 2002 and 2003, payments to Teleactivos under this agreement amounted to Ps.42 million and Ps.150 million (US$13.4 million), respectively.

Advertising Agreement (Iusacell)

On July 1, 2003, TV Azteca signed an advertising agreement with an unrelated third party, pursuant to which TV Azteca renders advertising services to Iusacell, a related party. The agreement comprises the period from July 1, 2003 to December 31, 2004. For the year ended December 31, 2002, Ps.20 million (US$1.8 million) in advertising services were rendered under this agreement.

Iusacell Cellular Telephone Services

During 2003, Iusacell provided TV Azteca with cellular telephone services for a total amount of Ps.2 million (US$178,000).

Donations

In the years ended December 31, 2001, 2002 and 2003, TV Azteca made donations to Fundación TV Azteca, A.C., a related party, in the amounts of Ps.107 million, Ps.112 million and Ps.103 million (US$9.2 million), respectively. The related party has permission from the tax authorities to collect donations and issue the corresponding tax-deductible receipts.

Additional Related Party Loans

From April to June 2002, TV Azteca made loans to its principal directors and high-level officers, subject to 16% and 13% annual interest, which mature in December 2004. In the years ended December 31, 2003 and 2002, the balance of those loans was Ps.234 million (US$20.8 million) and Ps.244 million, respectively, of which, Ps.155 million (US$13.8 million) had been collected at March 31, 2004. The balance at June 30, 2004 amounted to Ps.10 million (US$1 million).

In April 2000, TV Azteca made an unsecured loan in the principal amount of US$1.4 million with an annual interest rate of 10.63% to Adrian Steckel Pflaum, who was one of Azteca Holdings’ directors at the time and is Unefon’s Chief Executive Officer. The full amount outstanding under this loan was repaid on December 31, 2002.

In June 1998, TV Azteca made an unsecured loan in the principal amount of US$470,000 with an annual interest rate of 12% to Francisco X. Borrego, one of TV Azteca’s executive officers. This loan was repaid in December 2002.

ITEM 8. FINANCIAL INFORMATION

See “Item 18. Financial Statements” on page 104 and the financial statements referred to therein.

ITEM 9. THE OFFER AND LISTING

Price History and Markets

The CPOs, each representing one A Share, one D-A Share and one D-L Share, are traded on the Mexican Stock Exchange. The ADSs have been issued by the Depositary. Prior to April 22, 1998, the effective date of the stock split described below, each ADS represented four CPOs, and now each ADS represents 16 CPOs as issued by Nacional Financiera, S.N.C. as trustee (the “CPO Trustee”) for the CPO Trust. The ADSs are traded on the NYSE. The ADSs are also quoted on the Stock Exchange Automated Quotation system of the International Stock Exchange of the United Kingdom and the Republic of Ireland, Ltd. (SEAQ International).

The following table sets forth, for the periods indicated, the reported high and low sales prices for the CPOs on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the NYSE. Prices have not been restated in constant currency units but have been restated to reflect the stock split described below.

	MEXICAN STOCK EXCHANGE PESOS PER CPO				NEW YORK STOCK EXCHANGE U.S. DOLLARS PER ADS
YEAR ENDED DECEMBER	HIGH		LOW		HIGH		LOW
1999	Ps.	5.31000	Ps.	5.1900	US$	9.0000	US$	8.9400
2000		5.9400		5.8000		10.0000		9.7500
2001		6.5800		2.2000		10.6500		3.7800
2002		4.9200		2.7000		8.8000		4.3000
2003		6.8100		2.9100		9.8000		3.9000

	MEXICAN STOCK EXCHANGE PESOS PER CPO				NEW YORK STOCK EXCHANGE U.S. DOLLARS PER ADS
QUARTER	HIGH		LOW		HIGH		LOW
2002:
First Quarter	Ps.	4.89	Ps.	3.70	US$	7.98	US$	6.04
Second Quarter		4.92		4.03		7.99		5.72
Third Quarter		4.59		3.00		6.94		4.25
Fourth Quarter		4.20		2.70		6.22		3.90
2003:
First Quarter	Ps.	3.33	Ps.	2.91	Ps.	4.59	Ps.	3.90
Second Quarter		4.61		3.05		6.60		4.05
Third Quarter		5.19		3.92		7.50		5.47
Fourth Quarter		6.81		4.60		9.80		6.91
2004:
First Quarter	Ps.	6.50	Ps.	5.09	Ps.	9.50	Ps.	7.47

	MEXICAN STOCK EXCHANGE PESOS PER CPO				NEW YORK STOCK EXCHANGE U.S. DOLLARS PER ADS
MONTH ENDED	HIGH		LOW		HIGH		LOW
December 31, 2003	Ps.	6.81	Ps.	5.90	US$	9.80	US$	8.40
January 31, 2004		6.31		5.09		9.20		7.47
February 29, 2004		6.29		5.34		9.03		7.70
March 31, 2004		6.50		5.97		9.50		8.73
April 30, 2004		7.14		6.39		10.19		9.01
May 31, 2004		5.99		5.90		8.45		8.36
June 30, 2004		6.23		5.93		8.80		8.32

On March 27, 1998, TV Azteca’s shareholders approved a 4-for-1 split of TV Azteca’s stock. The split was declared effective on April 22, 1998. As a result of the split, each ADS currently represents 16 CPOs; each CPO continues to represent one A Share, one D-A Share and one D-L Share.

At TV Azteca’s annual ordinary and extraordinary meeting of shareholders held on March 27, 1998, TV Azteca’s shareholders approved the establishment of a reserve in its stockholders’ equity account in the amount of Ps.870 (nominal) million for the repurchase of its stock, in accordance with rules established by the CNBV. TV Azteca may purchase its CPOs on the Mexican Stock Exchange and its ADSs on the NYSE at prevailing prices up to the amount in this reserve account. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders’ meeting during the period in which such shares are owned by TV Azteca. At June 30, 2004, approximately 70,632,328 million CPOs had been repurchased since TV Azteca initiated repurchases in April 1998.

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, which was founded in 1894, ceased operations in the early 1900s, and has operated continuously since 1907, is located in Mexico City and is Mexico’s only stock exchange.

The Mexican Stock Exchange is organized as a corporation with its shares being held by 32 registered licensed brokerage firms. These firms are exclusively authorized to trade on the Mexican Stock Exchange through the electronic trading system implemented by the Mexican Stock Exchange and the CNBV. Trading of securities registered on Subsection “A” of the RNV, the Mexican National Securities Registry, is effected on the Mexican Stock Exchange each business day between 8:30 a.m. and 3:00 p.m., Mexico City time. The size of trading lots is 1,000 shares. Brokerage firms are permitted to trade in odd lots only through a parallel computerized odd-lot trading system.

The Mexican Stock Exchange publishes a daily official price list that includes price information on each listed security. For most issuers, the Mexican Stock Exchange operates a system of immediate suspension of dealing in shares of a particular issuer as a means of controlling excessive price volatility. In accordance with the rules of the Mexican Stock Exchange, trading of a certain security may be suspended by reason of: (i) material events affecting the price of such security; (ii) extraordinary fluctuations in the price of such security; (iii) unusual behavior of such security; and (iv) events affecting securities listed on the Mexican Stock Exchange’s international quotation system.

Each day a price band is established, with the upper and lower limits generally being 15% above and below a reference price, which is initially the day’s opening price. If during the day a bid or offer is accepted at a price outside this band (an extraordinary price fluctuation), trading in the shares is automatically suspended, and the Mexican Stock Exchange immediately proceeds to verify whether there is information in the market which explains the price fluctuation and requires the corresponding issuer or intermediary to immediately inform the Mexican Stock Exchange whether it knows the cause of the price fluctuation. When trading resumes, the high point of the previous band generally becomes the new reference price in the event of a rise in the price of a security and the low point of the previous band becomes the new reference price in the event of a fall in the price of a security. Suspension periods in effect at the close of trading are not carried over to the next trading day.

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

At December 31, 2003, 59 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. According to the Mexican Stock Exchange, during 2003, the ten most actively traded equity issues traded on the Mexican Stock Exchange represented approximately 80% of the Indice de Precios y Cotizaciones (the “Mexican Stock Exchange Index”) (which is based on the share prices of 35 major Mexican issuers). Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions by institutional investors. There is no over-the-counter market for securities in Mexico, but trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off of the Mexican Stock Exchange. However, due primarily to Mexican tax considerations relating to capital gains, most transactions in listed Mexican securities are effected on the Mexican Stock Exchange.

The Mexican Stock Exchange is Latin America’s second largest exchange by market capitalization, but it remains relatively small and illiquid compared to major world markets and is subject to significant volatility. During 1994, for example, the Mexican Stock Exchange Index experienced one-day declines (in peso terms) of approximately 6% and 15%, respectively, following events in the State of Chiapas in southern Mexico and the assassination of Luis Donaldo Colosio Murrieta, the presidential candidate of the Institutional Revolutionary Party. Furthermore, following the devaluation of the peso in December 1994, the Mexican Stock Exchange Index declined (in peso terms) by approximately 36% from December 20, 1994 to February 27, 1995, and on several occasions in 1995, the Mexican Stock Exchange Index declined by more than 5% (in peso terms) in one day.

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other developing countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican companies. The market value of securities of many Mexican companies declined sharply in 1998. This decline was reflected in a 24.3% decline in the Mexican Stock Exchange Index (in peso terms) from January 1, 1998 to December 31, 1998, and was initially a result of declines in the Hong Kong securities market and persisted as a consequence of economic crises in Asia, Russia and Brazil. The market value of securities of many Mexican companies increased in 1999, as a result of an increase in demand for Mexican companies’ securities and the general stability of the Mexican economy. This increase was reflected in an 86% increase in the Mexican Stock Exchange Index (in peso terms) from January 4, 1999 to December 31, 1999. There can be no assurance that the market value of TV Azteca’s CPOs would not be adversely affected by events elsewhere, especially in developing countries. In 2000 there were presidential elections in Mexico. Historically this kind of event has caused national and international investors to reduce their risk by selling shares of Mexican companies. Subsequent to the elections in Mexico, the Mexican Stock Exchange Index decreased by 20.73%. In addition, trading volume decreased 0.59% as compared with 1999. The war in Iraq precipitated a 27.72% decrease in the Mexican Stock Exchange Index in the period between April 4 and August 5, 2002. However, the Mexican Stock Exchange recovered from the impact of these events such that by May 31, 2003, the Mexican Stock Exchange Index had regained 21.04% from its low on August 5, 2002.

On April 1, 1998, TV Azteca’s CPOs entered the Mexican Stock Exchange Index as one of the 35 most important stocks traded on the Mexican Stock Exchange.

ITEM 10. ADDITIONAL INFORMATION

By-laws

Set forth below is a brief description of certain significant provisions of TV Azteca’s by-laws. This description does not purport to be complete and is qualified by reference to TV Azteca’s by-laws, which have been filed as an exhibit to this registration statement.

Organization and Register

TV Azteca is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico. TV Azteca’s deed of incorporation was executed on June 2, 1993 and was registered in the Public Registry of Commerce in Mexico City on July 13, 1992 under the number 167346.

Purpose

Article 4 of the by-laws defines TV Azteca’s purpose as the promotion, incorporation, organization, exploitation and participation in the capital stock of all types of commercial companies, partnerships, associations or industrial, trading, services or any other type of company, both domestic and foreign, as well as participation in the administration or liquidation thereof, as well as other purposes related thereto.

Board of Directors

Management of TV Azteca is vested in its Board of Directors. According to the by-laws, the Board of Directors is to consist of a minimum of five and a maximum of twenty members. The Board of Directors is currently composed of 13 members. The Series A shareholders have the power to elect at least 70% of TV Azteca’s directors and each holder of ten percent of TV Azteca’s limited-vote capital stock (D-A Shares and D-L Shares and, after conversion, the L Shares) is entitled to elect one of TV Azteca’s directors. Of the directors appointed, 25% must be independent. Among other obligations, the directors are required to inform the Chairman and the Secretary of the Board of Directors of any conflict of interest and refrain from voting on matters related to such conflict and to use the resources of TV Azteca only for the benefit of TV Azteca and to define clear policies with regard to the use of our resources for personal purposes.

Compensation for TV Azteca directors must be approved by shareholder resolution. Individual directors have no power to change their own compensation or the compensation of their fellow directors. TV Azteca’s organizational documents do not currently include any provisions concerning the borrowing powers of directors. Neither Mexican law nor TV Azteca’s by-laws contain provisions relating to the retirement age of directors. TV Azteca does not require its directors to hold securities in TV Azteca in order to serve on the Board.

Capital Stock

The capital stock is variable. The minimum fixed capital of TV Azteca is Ps.1,626,612,147 nominal, represented by A Shares, D-A shares, D-L Shares and L Shares. Each share is entitled to one vote on those issues for which such shares have the right to vote. The A Shares and D-A Shares may only be subscribed by Mexican entities. The variable portion of the capital stock of TV Azteca is unlimited and will be represented by shares with characteristics similar to the existing shares of TV Azteca.

The shares of capital stock of are divided into four Series:

•	A Shares represent ordinary shares with full voting rights.

•	D-A Shares represent limited-voting shares, which are entitled to receive a dividend, but may only vote on (i) transforming TV Azteca from one type of company to another, (ii) any merger of TV Azteca (including a merger in which TV Azteca is the surviving entity), (iii) extension of TV Azteca’s existence beyond June 2092, (iv) dissolution of TV Azteca before June 2092, (v) a change of TV Azteca’s corporate purposes and (vi) a change of TV Azteca’s nationality. D-A Shares will convert into A Shares 10 years after their issuance.

•	D-L Shares represent limited-voting shares, which may be freely subscribed and are entitled to receive a dividend, but may only vote on (i) transforming TV Azteca from one type of company to another, (ii) any merger of TV Azteca (including a merger in which TV Azteca is the surviving entity), (iii) extension of TV Azteca’s existence beyond June 2092, (iv) dissolution of TV Azteca before June 2092, (v) a change of TV Azteca’s corporate purposes and (vi) a change of TV Azteca’s nationality. D-L Shares will convert into L Shares 10 years after their issuance.

•	L Shares represent limited-voting shares and shall only have the right to vote on (i) transformation of TV Azteca from one type of company to another, (ii) any merger in which TV Azteca is not the surviving entity, and (iii) removal of the L Shares or securities representing them from listing on the Mexican Stock Exchange or any foreign stock exchange and cancellation of the registration of such shares with the RNV. L Shares may be acquired by any natural or legal person, national or foreign, provided that the applicable legal provisions with respect to foreign investment are met. For purposes of the foreign investment laws, L Shares are not included in the calculation of the proportional participation of foreign investors.

All A Shares, D-A Shares and D-L Shares are entitled to receive on a pro-rata basis the liquid assets of the company, if any, once all debts and obligations have been satisfied. However, holders of D-A Shares and D-L Shares have preferred liquidation rights and the holders of A Shares have the right to receive any remaining amounts.

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

Shareholder Meetings

Shareholders’ meetings may be general or special, and general meetings may be ordinary or extraordinary. Extraordinary general meetings are those called to consider certain matter specified in Article 182 of the Mexican General Companies Law, including, principally, amendment of the by-laws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of TV Azteca’s shares from listing, or they may be called to agree on the amortization of shares with distributable profits. All other meetings shall be ordinary. Ordinary general shareholders’ meetings shall be held at least once each year, in the four months following the close of each fiscal year. Special meetings are those that meet to address matters that could affect the rights of a particular class of shares, and are subject to the provisions applicable to extraordinary general meetings.

Generally, the Board of Directors or the statutory auditors call shareholder meetings; however, shareholders representing at least ten percent of the capital stock of TV Azteca may request in writing, at any time, that the Board of Directors or the statutory auditors call a meeting of the shareholders to discuss the matters specified in their request, provided that such shareholders have the right to vote on the matter. If the Board of Directors fails to call such meeting, the shareholders may seek judicial intervention.

Notice of meetings must be published in the Diario Oficial de la Federación (“Official Gazette”) or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. Shareholders that are entered into the shareholder register as holders of one or more shares of TV Azteca must be admitted to shareholder meetings. The shareholder register will be closed the day before the date set for a meeting. In order to attend a meeting, shareholders must deposit their shares in return for an admission card which will give them access to the meeting.

The quorum for an ordinary general meeting is 50% of the shares with a right to vote at such meeting. If a quorum is not available a second meeting may be called pursuant to which action may be taken by a majority of those shares with a right to vote present, regardless the number of such shares. The quorum for an extraordinary general meeting at which D-A Shares, D-L Shares and/or L Shares do not have the right to vote is 75% of A Shares. If a quorum is not available a second meeting may be called pursuant to which action may be taken 50% plus one of the entirety of the A Shares of the corporation. To have quorum at an extraordinary general meeting at which D-A Shares, D-L Shares and/or L Shares have the right to vote, at least a majority of the A Shares and 75% of the entirety of the shares that comprise the capital stock of TV Azteca must be present. If a quorum is not available a second meeting may be called if at least a majority of the A Shares of the corporation and 50% of the entirety of the shares that comprise the capital stock are present. When Series D-A, D-L and, where applicable, L shareholders are called to a Special Meeting to decide on the selection and removal of their board members, the meeting will be deemed legally assembled and its resolutions valid when they are adopted by a simple majority of the Series D-A, D-L and, where applicable, L shareholders in attendance. When Series D-A, D-L and, where applicable, L shareholders are called to address any other matter, including the withdrawal of said shares or, where applicable, of the securities that represent them, from the Mexican Stock Exchange or any other foreign stock exchange, and their cancellation in the National Register of Securities, the meeting, will be deemed legally assembled when at least 75% and 50%, for first and second call, respectively, of said shares are present, and their resolutions shall be valid when taken by at least 95% of the shares of each series.

The General Shareholders Meeting is the supreme authority of TV Azteca and its resolutions are binding on all present and absent shareholders. In general terms, the Shareholders Meeting of TV Azteca may change the by-laws of TV Azteca, grant and revoke powers of attorney, appoint and remove directors and, in some cases, overrule resolutions adopted by the Board of Directors of TV Azteca.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series; provided that such right shall not apply in the case of a capital increase in connection with a merger, conversion obligations, acquisition of shares in the market by TV Azteca or a public offering. Preemptive rights must be exercised within the period established by the shareholders at the meeting authorizing the capital increase, which shall be at least 15 days following the publication of notice of the capital increase in the Official Gazette and a newspaper of general circulation in Mexico City.

Power of Attorney Provided to Ricardo Salinas Pliego

On July 28, 1993, shareholders of TV Azteca granted Ricardo Salinas Pliego the following powers of attorney:

•	the power for acts of ownership according to the terms of the third paragraph of Article 2554 of the Civil Code for the Federal District and the corresponding articles of the Civil Codes of all the States of Mexico;

•	the power for administrative acts, in accordance with paragraph second of Article 2554 of the Civil Code for the Federal District and the corresponding articles in the Civil Codes of all of the States of Mexico;

•	the power to exercise the power of the corporation in suits and collections that is granted with all the general and special powers that require a special clause according to Law, which are conferred upon it without limitation, pursuant to the first paragraph of Article 2554 of the Civil Code for the Federal District and the corresponding articles of the Civil Codes of all of the States of Mexico;

•	the power to issue, subscribe, guarantee, and in any other manner trade all types of credit certificates in the name of the corporation and its subsidiaries, pursuant to article Ninth of the General Law of Certificates and Loan Operations and to appoint the individuals empowered to carry out said acts; to open and cancel bank accounts in the name of the corporation, and to make deposits and draw against them and to authorize and appoint persons to draw against the same; and

•	the power to confer general or special powers, and to delegate any of the previously contemplated powers.

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

In July 2002, Azteca International filed a lawsuit against Pappas Southern California in Delaware Chancery Court seeking specific performance of the equity option agreement. Also, in July 2002, Pappas Southern California and its wholly-owned subsidiary that holds the FCC license to operate the Los Angeles station (collectively, the “PSC Entities”) filed a lawsuit in California state court against Azteca International and TV Azteca seeking a declaration that these parties did not have the right to acquire any portion of the equity of Pappas Southern California pursuant to the equity option agreement. The parties later agreed to stay the California action. The trial on the Delaware lawsuit was scheduled for December 2002.

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

On November 27, 2002, TV Azteca and Pappas entered into an agreement in principle to settle all of the pending lawsuits and all related disputes and, on February 11, 2003, a definitive settlement agreement was executed. In connection with settling these pending matters, TV Azteca and Pappas also entered into a number of agreements that will govern their future relationship. These agreements include a new promissory note issued by Pappas in favor of TV Azteca, an LMA governing, under certain circumstances, Azteca International’s operation of its Los Angeles affiliate and a purchase option agreement that grants Azteca International the right, subject to receipt of all necessary approvals, to acquire all of the assets of its Los Angeles affiliate. In addition to these agreements, Pappas and TV Azteca have modified their existing station affiliation agreements and entered into new station affiliation agreements. See “Item 4. Information on TV Azteca—Azteca International—Pappas Station Affiliations” on page 34 for a discussion of each of these agreements.

Echostar

On June 25, 2002, Echostar filed a lawsuit against TV Azteca in the U.S. District Court for the Southern District of New York. This lawsuit alleges that TV Azteca is in breach of the exclusivity provisions of the Echostar agreement because Azteca America Programming (which contains portions of Azteca 13 Programming) is re-transmitted by certain of Azteca International’s station affiliates on local cable systems and other satellite systems. Echostar sought a preliminary and permanent injunction that, among other things, would enjoin TV Azteca from directly or indirectly distributing any portion of Azteca 13 Programming to cable and satellite operators (other than Echostar) in the U.S. On July 9, 2002, TV Azteca entered into a voluntary undertaking, pursuant to which it represented to the Court that any new U.S. affiliates (signed after July 1, 2002) would not exercise their “must-carry” or “retransmission consent” rights to broadcast Azteca America Programming on cable or DTH satellite. This undertaking ceased to be in effect on April 13, 2003 after the Court denied Echostar’s application for a preliminary injunction on April 3, 2003. On December 20, 2002, TV Azteca filed an answer, denying the allegations of Echostar’s complaint. TV Azteca also filed counterclaims, alleging that if the Court were to find that Echostar’s interpretation of the agreement is correct, then the agreement should be rescinded due to a unilateral mistake as to the understanding of the material terms of the agreement, or because there was no meeting of the minds as to the material terms. There can be no assurance as to the outcome of this litigation. However, TV Azteca intends to defend itself vigorously.

If the Echostar lawsuit were to be adversely determined for TV Azteca, this could have an adverse effect on the ability of TV Azteca to provide Azteca International’s station affiliates and cable operators with Azteca America Programming that contains Azteca 13 Programming and, consequently, on its ability to expand the Azteca America Network in the U.S. prior to the expiration of the Echostar agreement on March 17, 2005, as extended by Echostar. In certain circumstances, if Echostar obtains an injunction barring Azteca International from distributing Azteca America Programming that contains portions of Azteca 13 Programming to over-the-air broadcasters that retransmit it to U.S. cable operators, then, subject to certain conditions, certain of Azteca International’s station affiliates would have the right to cancel their affiliation agreements. However, in such event TV Azteca believes that it will be able to provide alternative TV Azteca content and thus continue the broadcast of Azteca America Programming over such affiliate stations. Although Echostar is continuing to seek a permanent injunction against TV Azteca, the Court denied Echostar’s application for a preliminary injunction on April 3, 2003. The parties are currently proceeding with fact discovery, which is scheduled to conclude in September 2004. Expert discovery is scheduled to conclude in February 2005. As of June 30, 2004, no trial date has been set. TV Azteca is awaiting final disposition by the U.S. court. An adverse outcome in this lawsuit could also subject TV Azteca to the payment of damages for lost subscribers incurred by Echostar.

Channel 40

In December 1998, TV Azteca entered into a joint venture with TVM and TVM’s subsidiary, CNI, for the operation of a television channel that broadcasts throughout the Mexico City metropolitan area on UHF Channel 40. For a minimum term of three years and up to 10 years, TV Azteca agreed to pay to CNI, on a quarterly basis, 50% of the EBITDA, as defined in the agreement governing the joint venture, generated by Channel 40. TV Azteca advanced US$15.0 million of this payment to CNI in a series of installments paid in 1998 and 1999. Under the terms of the joint venture, TV Azteca agreed to provide substantially all of Channel 40’s programming and to sell all of Channel 40’s advertising time. TV Azteca also established a 10-year credit facility of US$10.0 million for CNI, secured by stock of TVM, with a three-year grace period for payment of principal and interest. As security for the loan, 51% of the capital stock of TVM owned by Mr. Javier Moreno Valle, a major shareholder and the sole administrator of TVM, was pledged as collateral. TV Azteca was also granted an option to purchase up to 51% of the capital stock of TVM beginning in November 2002, or upon the earlier termination of the joint venture by CNI or TVM. Under the option to purchase, the sale price of TVM’s capital stock will be based on a valuation of 100% of the stock of TVM that is equal to the greater of US$100.0 million (which amount increases gradually over time) or 10 times the EBITDA generated by Channel 40 for the 12 months preceding the exercise of the purchase option, less any indebtedness owed by TVM or CNI to TV Azteca at the time the option is exercised. At December 31, 2002, TVM’s and CNI’s indebtedness to TV Azteca totaled approximately US$34.4 million, comprised of US$10.0 million under the credit facility, a US$15.0 million payment advance and US$9.4 million comprised of interest on the credit facility and additional operating expenses forwarded to CNI.

In July 2000, CNI stopped broadcasting TV Azteca’s signal as required by its contractual obligations under the joint venture agreement. In response to CNI’s actions, TV Azteca filed several lawsuits in Mexico against TVM, CNI and Mr. Moreno Valle, seeking lost profits and the enforcement of its purchase option right under the joint venture to acquire up to 51% of the capital stock of TVM.

In July 2001, the 5th Civil Court in Mexico City ordered CNI to pay TV Azteca US$35.0 million for damages and lost profits. CNI appealed this order and, in October 2001, an appeals court decided TV Azteca did not have the right to receive damages but instructed CNI to return advance payments in the amount of US$15.0 million. TV Azteca filed an action for relief (amparo) before a federal circuit court seeking to reverse the appeals court’s ruling. Accepting TV Azteca’s action for relief, the federal circuit court instructed the appeals court to decide whether TV Azteca is entitled to damages arising from TVM’s actions. Following this decision, the appeals court resolved that CNI committed an illegal act which allows TV Azteca to seek damages, but that such damages should be pursued pursuant to a different cause of action. TV Azteca filed an action for relief before the same federal circuit court. This action is pending.

In July 2002, TV Azteca filed a lawsuit against Mr. Moreno Valle seeking the foreclosure of the pledge over 51% of the capital stock of TVM. In March 2004, the 4th Civil Court in Mexico issued a verdict concluding that the corresponding action was right and proper, and gave TV Azteca the authorization to sell the TVM shares. In response, Mr. Moreno Valle filed an action for relief (amparo), which a Mexican federal district court granted, thereby staying the 4th Civil Court’s judgment. In May 2004, TV Azteca filed an appeal before a federal appellate court to reverse the district court’s decision and to lift the stay. This action is still pending.

In November 2002, TV Azteca requested the bankruptcy of CNI before a Mexican court. In January 2003, CNI submitted its response. This action is pending before a bankruptcy court.

In November 2000, TV Azteca filed another action before the International Court of Arbitration of the International Chamber of Commerce. In this action, TV Azteca sought to enforce TV Azteca’s option to purchase up to 51% of the capital stock of TVM. TVM and Mr. Moreno Valle filed legal responses to these claims. In December 2002, an arbitral tribunal issued an award concluding that the joint venture and the option agreement entered into by TV Azteca and CNI are valid, in effect and enforceable. TV Azteca believes this arbitral award confirms TV Azteca’s right to operate Channel 40 as contemplated by the joint venture and to exercise its right to acquire up to 51% of the capital stock of TVM.

In reliance on the arbitral award issued in December 2002 by the arbitral tribunal of the International Court of Arbitration, TV Azteca took possession of certain broadcasting facilities of Channel 40 to restore TV Azteca’s signal on Channel 40. Following this event, the SCT took exclusive control of the Channel 40 transmission site and signal.

In December 2002, CNI filed criminal complaints against individuals who took possession of the broadcasting facilities of Channel 40. These complaints, which resulted in criminal judgments, are currently being appealed before a federal criminal judge. No director or executive officer of TV Azteca or its parent is a part of these proceedings.

In January 2003, CNI filed an action for relief (amparo) before a Mexican federal district court seeking to reverse the SCT’s decision to take exclusive control of the Channel 40 transmission site and signal. The Mexican federal district court suspended the SCT’s decision, but required that TVM place US$5.0 million bail in respect of such suspension, which TVM placed. On January 27, 2003, CNI regained control of the Channel 40 transmission site and signal. As of the date of this Annual Report, no TV Azteca signal is being broadcast on Channel 40.

On February 10, 2003, the SCT imposed a Ps.211 thousand (US$18.7 thousand) fine on TV Azteca for operating the broadcasting facilities of Channel 40 without the corresponding permit required by the SCT.

In March 2003, we submitted a criminal fraud complaint against Javier Moreno Valle. The complaint is currently being reviewed by the office of the Mexican Federal Attorney General (Procuraduría General de la República) of Mexico and we are providing the authorities with information to substantiate our case against Mr. Moreno.

TV Azteca is actively seeking to enforce its rights to operate Channel 40 and believes that it will be successful in its legal actions against CNI and Mr. Moreno Valle. However, no assurance can be given as to the outcome of these actions. If the Channel 40 litigation were to be adversely determined against TV Azteca, TV Azteca could lose the benefit of all or part of its option to purchase 51% of the capital stock of TVM, the joint venture agreement that allows TV Azteca to operate Channel 40 and revenues received therefrom could be terminated. However, in such event, CNI would continue to be indebted to TV Azteca for approximately US$34.0 million, which indebtedness would continue to be secured by the pledge of 51% of TVM’s capital stock.

La Academia

On October 16, 2002, Gestmusic Endemol, S.A., or Endemol, filed an administrative claim before the Instituto Mexicano de la Propiedad Industrial (“IMPI”), the Mexican trademark agency. Endemol alleges that TV Azteca violated certain provisions of the Ley de la Propiedad Industrial (“Mexican Industrial Law”) because TV Azteca did not obtain authorization from Endemol to use the trademark La Academia, and that such unauthorized use caused confusion among the general public. Endemol seeks that TV Azteca refrain from conducting unfair practices in the future, which it argues includes the use of La Academia’s name and format, and that IMPI impose a penalty on TV Azteca for its violations. TV Azteca has denied this allegation, asserting that Endemol’s trademark rights do not extend to television programming and that the name is of such general nature that it is not appropriate for trademark protections. This administrative action is still pending final resolution before the IMPI. In addition, TV Azteca has requested that IMPI declare the trademark La Academia null and void alleging that such trademark is descriptive in nature and of common public use for the services it was registered.

TV Azteca believes that if the administrative claim were to be adversely determined to TV Azteca, TV Azteca could be subject to a fine of up to 20,000 working days of Mexico City minimum wage.

Unefon

Unefon and Nortel

Beginning the second half of 2002, Unefon and Nortel had discrepancies as to the interpretation of the finance agreement. Such discrepancies resulted in a dispute between both parties that began when Unefon alleged Nortel’s breach of its obligations under the finance agreement, the letter agreement and the procurement agreement and, as a result, in August 2002, Unefon withheld a US$6 million interest payment due to Nortel and claimed to be relieved from its payment obligations under the finance agreement due to Nortel’s breaches.

In August 2002, Nortel sent Unefon a notice alleging that the latter was in default under the finance agreement due to its non-payment of the interest payment due on that same month. Nortel also alleged that TV Azteca’s proposed split-off of its 46.5% stake in Unefon would be deemed to be a change in control under the terms of the finance agreement, which would also constitute a default thereunder, unless Nortel consented to such action. Based on Unefon’s non-payment of the August 2002 interest payment, Nortel notified Unefon, in September 2002, that it was exercising its right to terminate in advance the finance agreement and the procurement agreement and therefore, was accelerating all amounts owed by Unefon under such agreements.

In September 2002, Unefon filed a lawsuit against Nortel in the Supreme Court of the State of New York seeking damages and lost profits in the amount of US$900 million. Nortel filed an answer and counterclaim in September 2002, wherein Nortel asserted, among other things, that it had not breached the finance agreement and the related letter agreement and that the remedies sought by Unefon were not available to it under the finance agreement, the procurement agreement or applicable law. Nortel’s counterclaim was based on Unefon’s non-payment of the August 2002 interest payment and Nortel sought acceleration and immediate payment of all amounts allegedly due to Nortel under the finance agreement. The parties filed additional claims and counterclaims before the Supreme Court of the State of New York and the American Arbitration Association in New York City. In addition, among other actions brought in Mexico, Nortel petitioned a Mexican court to declare the bankruptcy (concurso mercantil) of Unefon.

Due to the litigation between Unefon and Nortel, in September 2002, TV Azteca’s Board of Directors resolved to postpone temporarily the distribution of the Unefon shares to TV Azteca’s shareholders, a distribution previously approved by the Board, until the dispute was resolved. Simultaneously, TV Azteca suspended temporarily the course of its financial support program previously granted to Unefon.

In February 2003, the Board of Directors of TV Azteca approved a six-year plan for cash utilization, consisting of cash distributions to the shareholders in excess of US$500 million and a gradual reduction of approximately US$250 million of TV Azteca’s debt during a six year period. Among the fundamental guidelines for the implementation of such plan, TV Azteca estimated that Unefon would no longer require additional funding from TV Azteca.

In February 2003, PricewaterhouseCoopers, auditor of Unefon’s financial statements, indicated in its audit report of the Unefon 2002 financial statements that Unefon’s litigation with Nortel generated substantial doubts as to the possibility of Unefon continuing as a going concern.

On June 16, 2003, Unefon reached a settlement with Nortel pursuant to which Unefon and Nortel released each other from all obligations arising out of these agreements, and terminated all legal actions and proceedings of any kind between the parties or involving the parties and their counsel in the United States and Mexico. Unefon and Nortel also terminated the existing procurement agreement and entered into a new procurement agreement dated June 16, 2003. In connection with the payment made to Nortel, Unefon paid to Nortel a total cash amount of US$43 million, of which US$18.1 million was applied to accounts receivable due and US$24.9 million was applied to reduce the total amount of debt owed by Unefon to Nortel, leaving an outstanding balance of US$325 million as of the settlement date.

Codisco, a company in which Ricardo B. Salinas Pliego, a majority shareholder and chairman of the Board of Directors of the TV Azteca, and Moisés Saba Masri, owner of 46.5% of Unefon’s capital stock, each owned a 50% indirect beneficial interest, purchased debt owed by Unefon to Nortel. As of June 16, 2003, the face value of the debt was the amount of US$325 million. The acquisition price for such debt was the amount of US$107 million. On June 16, 2003, Nortel and Codisco entered into an Assignment and Assumption Agreement, pursuant to which Codisco replaced Nortel as lender under the financing agreement, and the rights arising from the mortgage over all present and future assets of Unefon and the stock pledges on the stock issued by Unefon’s subsidiaries granted in favor of Nortel were assigned to Codisco. The parties also entered into a Restructuring Agreement, also dated June 16, 2003, in which they stipulated that the Unefon debt to Nortel could not be sold by Codisco to a party unrelated to Unefon without Nortel’s express consent.

As a result of the settlement between Unefon and Nortel and the acquisition by Codisco of the debt that Unefon had with Nortel, the following events occurred: (a) Unefon eliminated from its financial statements the legal contingencies arising from the litigation for acceleration and termination of the finance agreement and the alleged breach of the procurement agreement, as well as a bankruptcy (concurso mercantil) lawsuit initiated by Nortel against Unefon; (b) as disclosed by Unefon in its public releases, the payment made by Unefon to Nortel to reduce its debt was made in similar conditions to the payment made by Codisco to Nortel for the acquisition of the debt; (c) Unefon and Codisco agreed to restructure the finance agreement over a 10-year term, without amortization of principal during the entire term of the agreement at an annual interest rate of 12.9%; under such new arrangement, Unefon would pay the principal amount of such debt in 2013; (d) Unefon was able to reinitiate its business plan and obtain the financial viability which it did not have prior to such restructuring, thereby allowing Unefon to become financially independent from TV Azteca; and (e) with respect to Unefon’s relationship with Nortel, its principal infrastructure and technology provider, both parties executed a new procurement agreement with favorable terms for Unefon.

Notwithstanding that, US$107 million from third parties other than Unefon and TV Azteca were used to terminate the litigation initiated by Nortel against Unefon, TV Azteca’s 46.5% investment in Unefon’s capital stock, with a book value as of December 31, 2002 of US$168.9 million, was not diluted.

As a result of such transactions, the termination of the litigation, and the elimination of the possibility that Nortel could claim a change of control in Unefon due to TV Azteca’s distribution to its shareholders of the shares owned by TV Azteca in Unefon, in December 2003, TV Azteca was able to continue the distribution process through the split-off of its capital stock ownership in Unefon.

In September 2003, and having the prior approval from its Board of Directors, Unefon executed a long term services agreement to provide spare capacity of 8.4 Mhz., of the 30 Mhz. licensed to Unefon by the SCT to Telcel, an unrelated third party, and received a total consideration of approximately US$268 million in September and October of 2003, which was equivalent to the total present value of any amounts due during the term of such agreement. Unefon used such funds, as well as resources from operations and short term loans, to pay the debt to Codisco in advance and without any penalty, at a face value of US$325 million and, as a result, the assets mortgaged and the Unefon stock pledged to secure the debt were released. Consequently, Unefon substantially reduced its liabilities and released its stock from pledges that had collateralized the debt. As a result of repayment of that debt, Codisco realized a gain of approximately US$218 million.

The services agreement pursuant to which Unefon received the above mentioned US$268 million and Unefon’s payment to Codisco of US$325 million are transactions independent from the June 16, 2003 Unefon-Nortel-Codisco transaction.

Unefon’s debt was reduced significantly due to the US$325 million payment made by Unefon to Codisco, strengthening Unefon’s operating perspective. Such reduction will permit that, with the prior relevant authorizations, when the shareholders of TV Azteca receive the shares of Unefon Holdings, such shareholders will receive shares of a company the investment in which Unefon shares would represent a participation in a corporation with a greater financial strength.

Internal Investigation.

In the second half of 2003, a dispute arose between the TV Azteca’s former U.S. legal counsel and its management with regard to TV Azteca’s public disclosures regarding the Unefon-Nortel-Codisco transactions. On December 12, 2003, our former U.S. legal counsel sent a letter to the TV Azteca’s Board of Directors notifying the Board that it was withdrawing from representation of TV Azteca. That letter alleged potential violations by TV Azteca and its management of U.S. securities laws and regulations in connection with the disclosures relating to the Unefon-Nortel-Codisco transactions. In response, a special committee composed of independent directors of TV Azteca was formed to review the issues presented by that letter. At the request of the special committee, in January 2004, TV Azteca engaged Munger Tolles & Olson LLP, independent U.S. legal counsel selected by the special committee, to investigate the facts surrounding the Unefon-Nortel-Codisco transactions and TV Azteca’s related public disclosures. On May 7, 2004, the independent counsel delivered its final report to the Board of Directors.

In summary, the report is highly critical of the actions of the management of TV Azteca and found that, Ricardo B. Salinas Pliego, Pedro Padilla, Luis Echarte and Francisco X. Borrego Hinojosa made several misstatements and omissions concerning the Unefon-Nortel-Codisco transactions. TV Azteca’s Board of Directors took such report into consideration in formulating an appropriate response to the December 12, 2003 letter of its former U.S. legal counsel, in accordance with the requirements of applicable law.

On July 6, 2004, TV Azteca’s new U.S. legal counsel, Mayer, Brown, Rowe & Maw LLP, delivered to the Board of Directors its recommendations for an appropriate response to the withdrawal of TV Azteca’s former U.S. legal counsel and the report of Munger Tolles & Olson LLP. On July 14, 2004, TV Azteca’s Board of Directors resolved to engage independent Mexican counsel to confirm that the implementation by TV Azteca of those recommendations would comply with applicable Mexican law. The Board of Directors adopted a resolution accepting those recommendations and agreeing to their prompt implementation, subject to the confirmation by independent Mexican legal counsel. Those measures include:

•	The establishment of a “Blue Ribbon” Committee, consisting of two prominent members of the Mexican business community to nominate at least four candidates in compliance with the independence criteria of the NYSE for election by the shareholders of TV Azteca to the two vacant independent directorships.

•	The establishment of a new Audit Committee (the “New Audit Committee”) that will consist of three independent directors in compliance with (a) the independence criteria of the NYSE (well in advance of the NYSE’s July 31, 2005 deadline for compliance by foreign private issuers), and (b) Rule 10A-3 of the Exchange Act. This New Audit Committee would be substantially similar to audit committees required of U.S. issuers and would be charged with (i) the review of all future related party transactions, (ii) the investigation of allegations of misconduct on the part of directors and executive officers regarding alleged misconduct concerning accounting and financial matters, (iii) violations of the Code of Business Conduct and Ethics and noncompliance with applicable securities laws and regulations and the recommendation to the Board of appropriate remedial measures, and (iv) the preparation of an annual report to the Board and the shareholders of TV Azteca.

•	The establishment of a new Ethics Compliance Program, which will include the adoption of a rigorous Code of Business Conduct and Ethics.

•	The appointment of a Chief Compliance Officer, who should be a respected professional in Mexico that reports to the New Audit Committee and works in conjunction with the New Audit Committee to (i) oversee TV Azteca’s compliance with Mexican and U.S. corporate and disclosure requirements under applicable securities laws and regulations, (ii) monitor compliance of directors and executive officers with the Code of Business Conduct and Ethics; (iii) prepare annual and quarterly reports to the New Audit Committee concerning any alleged noncompliance by directors and executive officers with any applicable disclosure obligations to Mexican or U.S. securities regulators and any alleged misconduct concerning accounting and financial matters, violations of the Code of Business Conduct and Ethics or applicable securities laws and regulations; and (iv) immediately inform the New Audit Committee of any such alleged violations, in order that the New Audit Committee may recommend to the Board appropriate corrective measures in a timely manner.

•	The preparation and publication on the TV Azteca website of its corporate governance guidelines.

•	The implementation of rigorous disclosure controls to ensure that TV Azteca’s future public filings comply with applicable law.

•	The consideration by the New Audit Committee of the opinion of independent Mexican legal counsel concerning the Unefon-Nortel-Codisco transaction and the conduct of directors and officers relating thereto, and the preparation of a report of such evaluation for the Board of Directors’ consideration as part of the remedies to be adopted by the TV Azteca.

At the same time that these measures are being implemented, certain changes in management are also occurring, which go beyond the Mayer, Brown, Rowe & Maw LLP recommendations. See “Item 6. Directors, Senior Management and Employees—Certain Changes in Management” on page 72.

SEC Investigation.

In January 2004, the SEC initiated an investigation regarding the Unefon-Nortel-Codisco transactions and issued a formal order of investigation on February 2, 2004. The SEC has issued subpoenas to TV Azteca and certain individuals for the production of documents and rendering of testimony in connection with this investigation. TV Azteca and certain individuals have produced documents to the SEC.

TV Azteca believes that it is cooperating with the SEC in its review of these matters. At this time, we cannot predict the outcome of the SEC’s review; however, the SEC may impose fines or penalties that could have a material adverse effect on our financial condition and results of operations.

National Banking and Securities Commission Request for Information.

The CNBV has requested that TV Azteca produce information and documentation in connection with the Unefon-Nortel-Codisco transactions and our related public disclosures. TV Azteca considers that it has satisfied such authority’s information requirements.

TV Azteca considers that it has cooperated with the CNBV in this regard, and is currently unable to predict to outcome of the review by the CNBV; however, the CNBV’s review could have a material adverse effect on TV Azteca’s financial position and results of operations.

Securities Class Action Litigation.

We have been named as a defendant in three related, putative class actions (the “Shareholder Actions”), filed in the United States District Court for the Southern District of New York, entitled Chrein v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00627 (S.D.N.Y.); Milch v. TV Azteca, S.A. de C.V., et al., 04 Civ. 01271 (S.D.N.Y.); and Richardson v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00546 (S.D.N.Y.). The Shareholder Actions were filed between January 23, 2004 and February 17, 2004. The plaintiffs in the Shareholder Actions filed these actions on behalf of all persons who purchased stock of TV Azteca in the U.S. securities market between October 6, 2003 and January 7, 2004 (the “purported Class Period”). Each complaint also names as defendants three of our executive officers, Ricardo B. Salinas Pliego (Chairman of the Board of Directors), Pedro Padilla Longoria (Chief Executive Officer), and Carlos Hesles (Chief Financial Officer), as well as Moisés Saba Masri (46.5% shareholder of Unefon) (collectively, the “Individual Defendants”).

The plaintiffs challenge the accuracy of certain statements by defendants in press releases and documents filed with the SEC during the purported Class Period. Specifically, plaintiffs allege that defendants engaged in a fraudulent scheme in which they issued statements that failed to disclose the following: (a) Codisco was indirectly owned by defendants Salinas and Saba, each of whom owned a 50% indirect beneficial interest in Codisco; (b) that Codisco, on behalf of the defendants Salinas and Saba, purchased Unefon debt from Nortel at a steep discount, paying only US$107 million for debt with a face value of nearly US$325 million; and as a result of which, the defendants Saba and Salinas profited nearly US$218 million and denied participation in these profits to both TV Azteca and its minority shareholders; and (c) based on the foregoing, defendants’ statements and opinions concerning the financial condition of TV Azteca, the value of TV Azteca’s investment in Unefon, and the value which TV Azteca’s minority shareholders would receive as a result of the split-off of TV Azteca’s investment in Unefon were lacking in a reasonable basis at all times.

In the Shareholder Actions, the plaintiffs’ complaints assert claims against TV Azteca and the Individual Defendants for alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. In addition, each complaint asserts claims against the Individual Defendants for the alleged violation of Section 20(a) of the Exchange Act. The complaints seek to hold TV Azteca and the Individual Defendants jointly and severally liable for class damages and statutory compensation in an amount to be determined at trial, plus interest, costs and attorneys’ fees. To date, no specific amount of monetary damages has been claimed. The Shareholder Actions have since been consolidated as “In re TV Azteca, S. A. de C.V. Securities Litigation,” and the U.S. District Court has appointed both a lead plaintiff and a lead counsel.

The consolidated action is at a preliminary stage, and TV Azteca intends to defend against the plaintiffs’ claims in both the United States and Mexico. Indeed, TV Azteca considers that it has not yet been legally served with the complaint and the U.S. District Court has adjourned the care until October 2004 to afford the plaintiffs time to complete service of process. Moreover, plaintiffs have yet to make a specific monetary claim, the U.S. District Court has only held preliminary, procedural hearing, and there has been no discovery in the consolidated action to date. Accordingly, at this stage of the consolidated action, TV Azteca does not have a reasonable basis for determining the probability of an outcome of the consolidated action, whether favorable or adverse, nor the amount of any settlement or judgment, if any.

Material Contracts

TV Azteca’s agreements with related parties and described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” on page 73.

Azteca International has entered into a settlement agreement and related agreements with Pappas affiliates. See “Item 4. Information on TV Azteca—Pappas Station Affiliations” on page 34 for a description of these agreements.

Exchange Controls

Since November 11, 1991, Mexico has had a fee market for foreign exchange. Prior to December 21, 1994, the Mexican Central Bank kept the peso-U.S. dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. On December 31, 1994, the Mexican govern announced its decision to suspend intervention by the Mexican Central Bank and to allow the peso to float freely against the U.S. dollar. Factors contributing to the decision included the growing size of Mexico’s current account deficit, the declining level of the Mexican Central Bank’s foreign exchange reserves, rising interest rates for other currencies, especially the U.S. dollar, and reduced confidence in the Mexican economy on the part of international investors due to political uncertainty. The Mexican government’s decision caused a significant devaluation of the peso against the U.S. dollar. The devaluation produced a number of adverse effects on the Mexican economy that, in turn, adversely affected the financial condition and results of operations of TV Azteca. Interest rates in Mexico increased substantially, thus increasing the cost of borrowing. In addition, in response to the adverse effects of the devaluation, the Mexican government established an economic recovery program designed to tighten the money supply, increase domestic savings, discourage consumption and reduce public spending generally. Foreign investment in Mexico by private sources declined significantly.

In 2001, the peso weakened to Ps.9.16 per U.S. dollar at December 31, 2001, a 5.1% decrease in value from December 31, 2000. In 2002, the peso weakened to Ps.10.395 per U.S. dollar at December 31, 2002, a 13.5% decrease in value from December 31, 2001. In 2003, the peso weakened to Ps.11.232 per U.S. dollar at December 31, 2003, a decrease of 8.0% in value from December 31, 2002. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

Limitations Affecting Security Holders

Ownership by non-Mexicans of shares of Mexican enterprises is regulated in a general manner by the Reglamento de la Ley de Inversion Extranjera y del Registro Nacional de Inversiones Extranjeras (the “Foreign Investment Regulations”).

The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and reserves certain other activities (including television and radio broadcasting) exclusively for Eligible Mexican Holders, consisting of Mexican individuals and Mexican corporations, the charters of which contain a prohibition on ownership by non-Mexicans of the corporation’s capital stock (a “foreign exclusion clause”). However, the Foreign Investment Law provides that the General Directorate of Foreign Investment may authorize the issuance of “neutral” shares or other “neutral” equity securities (“Series N Shares”).

Pursuant to the Foreign Investment Law, holders of Series N Shares may or may not have voting rights; if they have voting rights, they must be limited. Series N Shares may be owned by domestic or foreign entities. Investment in N Shares or Securities by foreign entities is not considered to be a foreign investment, but rather a “neutral” investment.

In order to comply with these restrictions, TV Azteca has limited the ownership of its A Shares and D-A Shares to Eligible Mexican Holders and credit institutions acting as trustee (such as the CPO Trustee) in accordance with the Foreign Investment Law and Regulations, and TV Azteca has obtained the authorization from the General Directorate of Foreign Investment to issue the D-L Shares, the Series L Shares (“L Shares”) and the CPOs, all of which qualify as Series N Shares. A holder that acquires A Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those A Shares. The D-A Shares are subject to the same restrictions on ownership as the A Shares. However, the foregoing limitations do not affect the ability of non-Mexican investors to hold A Shares and D-A Shares through CPOs, because such CPOs constitute a “neutral investment” and do not affect control of TV Azteca, pursuant to the exceptions contained in the Foreign Investment Law.

The Foreign Investment Law and Regulations also require that TV Azteca register any non-Mexican owner of CPOs, or the applicable depositary with respect to any ADSs, with the National Registry of Foreign Investment. A non-Mexican owner of CPOs who has not been registered is not entitled to vote any shares underlying the CPOs that he otherwise would have the right to vote or to receive dividends with respect to the shares underlying the CPOs. TV Azteca has registered the Depositary for this purpose with respect to the ADSs and the CPOs (and the A Shares, D-A Shares, D-L Shares (and, after conversion, L Shares), as applicable, represented thereby).

In addition to the limitations established by the Foreign Investment Law, the Mexican Federal Radio and Television Law provides restrictions on ownership by non-Mexicans of shares of Mexican enterprises holding concessions for radio and television such as those held indirectly by TV Azteca. In connection with TV Azteca’s IPO, TV Azteca obtained approval from the CNBV for the restructuring and subsequent public trading of the CPOs and from the General Directorate of Foreign Investment for the establishment of the CPO Trust. Non-Mexican states and governments are prohibited under TV Azteca’s by-laws and Mexican Federal Radio and Television Law from owning shares of TV Azteca and are, therefore, prohibited from being the beneficial or record owners of A Shares, D-A Shares, D-L Shares, L Shares, CPOs or ADSs. TV Azteca has been advised by its Mexican counsel, Jauregui, Navarrete, Nader y Rojas, S.C., that ownership of A Shares, D-A Shares, D-L Shares, L Shares, CPOs or ADSs by pension or retirement funds organized for the benefit of employees of non-Mexican states, municipal or other governmental agencies will not be considered as ownership by non-Mexican states or governments for the purpose of TV Azteca’s by-laws or Mexican Federal Radio and Television Law.

Taxation

The following summary contains a description of the principal Mexican and U.S. federal income tax consequences of the purchase, ownership and disposition of the TV Azteca Notes, CPOs or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations relating thereto. In particular, this summary deals only with holders that will hold the TV Azteca Notes, CPOs or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), and does not address the tax treatment of a holder that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities holdings, persons that will hold the TV Azteca Notes, CPOs or ADSs as part of an integrated investment (including a “straddle”) comprised of the TV Azteca Notes, CPOs or ADSs and one or more other positions, certain U.S. expatriates or former U.S. residents, persons that have a “functional currency” other than the U.S. dollar or persons that own or are treated as owning 10% or more of the voting shares (including CPOs) of TV Azteca, nor does it address the tax treatment of holders of TV Azteca Notes who did not acquire the predecessor TV Azteca Notes at their issue price as part of the initial distribution.

This summary is based on the tax laws of the U.S. and Mexico in force on the date of this Annual Report, including the provisions of the income tax treaty between the U.S. and Mexico (the “Tax Treaty”), which are subject to change (possibly with retroactive effect). Holders of the TV Azteca Notes, CPOs or ADSs should consult their own tax advisors as to the U.S. federal, Mexican or other tax consequences of the purchase, ownership and disposition of the TV Azteca Notes, CPOs or ADSs including, in particular, the effect of any foreign, state or local tax laws.

As used herein, the term “U.S. Holder” means the beneficial owner of TV Azteca Notes, CPOs or ADSs, that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the U.S.; (ii) a corporation or partnership created or organized under the laws of the U.S. or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date that elect to continue to be treated as U.S. persons and that are beneficial owners of TV Azteca Notes, CPOs or ADSs, will also be U.S. Holders. The term “Non-U.S. Holder” shall mean the beneficial owner of TV Azteca Notes, CPOs or ADSs other than a U.S. Holder.

As used herein, the term “Non-Mexican Holder” means a holder of the TV Azteca Notes, CPOs or ADSs that is not a resident of Mexico and that will not hold the TV Azteca Notes, CPOs or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico.

For purposes of Mexican taxation, an individual is a resident of Mexico for tax purposes if he or she has established his or her domicile in Mexico. If he or she has a permanent home in another country, he or she shall nevertheless be deemed to be a resident of Mexico for tax purposes if the locus of such person’s vital economic interests is in Mexico. The locus of vital economic interests shall be deemed to be in Mexico (a) when more than 50% of the gross income of such non-resident individual arises from Mexican sources of income or (b) when the center of such person’s professional activities is in Mexico. A legal entity is a resident of Mexico if it is organized under Mexican law or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary.

If a non-resident of Mexico is deemed to have a permanent establishment in Mexico, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

In general, for U.S. federal income tax purposes, holders of ADSs or CPOs will be treated as the beneficial owners of the A Shares, D-A Shares, D-L Shares and, after conversion, L Shares represented by those ADSs or CPOs.

Tax Considerations Relating to the Unefon Holdings Split-off

Mexican Tax Considerations

TV Azteca’s split-off of Unefon Holdings as described under the caption “Item 4. Information on TV Azteca—Unefon—Split-Off” on page 38 (the “Split-Off”) is not a taxable event for Mexican income tax purposes.

For Non-Mexican Holders of TV Azteca shares, ADSs or CPOs, the receipt of Unefon Holdings shares, ADSs, CPOs or similar equity interests (the “Unefon Holdings Shares”) pursuant to the Split-Off are not subject to Mexican income taxation on individuals, income taxes on companies or value added tax.

Subject to the applicable trading restrictions required by Mexican law with respect to the Split-Off, TV Azteca will not be subject to Mexican income tax for the transfer of resources in favor of Unefon Holdings. TV Azteca expects that the applicable Mexican tax law requirements relating to the tax-free treatment of the Split-Off will be satisfied.

If, as a consequence of the Split-Off, greater than 51% of the assets of either TV Azteca or Unefon Holdings is comprised of monetary assets, the Split-Off will be deemed for Mexican tax purposes to be a taxable capital redemption by TV Azteca. TV Azteca does not consider such an event to have occurred.

No fiscal stamp, issuance, registry, tax or similar tariffs must be paid by the any Non-Mexican Holder that receives Unefon Holdings Shares pursuant to the Split-Off.

Non-Mexican Holders should consult their own tax advisors with regard to the tax consequences of the Split-Off in their own jurisdiction.

U.S. Tax Considerations

The amount received by a U.S. Holder (or a Non-U.S. Holder conducting a trade or business in the United States, to which such distribution is effectively connected) in the Split-Off will be equal to the fair market value of the Unefon Holdings Shares received. The distribution will constitute a taxable dividend to the U.S. Holder, taxable as ordinary income, to the extent of the current or accumulated earnings and profits of TV Azteca allocable to such Unefon Holdings Shares. Such dividend will not be eligible for the dividends received deduction allowed to corporations under the Code, however, pursuant to legislation enacted in 2003, dividends paid to a U.S. Holder that is an individual will be subject to tax at a preferential 15 percent rate (or, possibly less) through 2008, provided certain holding period and other requirements are satisfied. U.S. Holders should consult their own tax advisors regarding the applicability of this rate.

The amount of the Split-Off distribution which exceeds the allocated earnings and profits of TV Azteca will be treated as a nontaxable reduction (although not below zero) of a U.S. Holder’s adjusted tax basis in its TV Azteca CPOs or ADSs. To the extent that the value of the Unefon Holdings Share distribution exceeds such shareholder’s adjusted tax basis in its TV Azteca CPOs or ADSs, the distribution will be treated as gain to such shareholder. Any such gain will constitute capital gain to such shareholder if the shareholder holds its TV Azteca CPOs or ADSs as a capital asset, and will constitute long-term capital gain if such shareholder has held such CPOs or ADSs for at least one year.

The fair market value of the Unefon Holdings Shares on the distribution date will be determined by the best available evidence as to their value on that date. Assuming there are no aberrations in the trading of the Unefon Holdings Shares, and absent special factors bearing on the value of a particular holder’s Unefon Holdings Shares, the best available evidence of the fair market value of the shares of Unefon Holdings Shares on the distribution date would typically be their value as reflected by their trading prices on the first day of when-issued trading. To the extent the trading price of the Unefon Holdings Shares does not reflect their market value because, for example, there are too few trades or the trading is of a sporadic nature, then other data bearing on the value of the Unefon Holdings Shares may become relevant in determining their fair market value.

Unefon Rights Transaction

Mexican Tax Considerations

On October 19, 2000, TV Azteca granted, on a pro rata basis to certain of its shareholders, including the Company, rights to acquire all of the shares of Unefon and Cosmofrecuencias owned by TV Azteca (as described above, the “Rights”). The exercise price of the Rights was determined by TV Azteca based on its valuation of the shares underlying the Rights as of the date the Rights were granted. There is the possibility, as there is in any transaction involving valuation, that the Mexican tax authorities may challenge TV Azteca’s determination (although management of TV Azteca believes this possibility is remote). If TV Azteca’s valuation of the Rights is successfully challenged by the Mexican tax authorities, TV Azteca could be liable for the payment of corporate and withholding taxes, including penalties and interest. The amount of any tax liability would likely depend on, among other things, the valuation of the shares underlying the Rights. If the amount of any tax liability were substantial, it could harm TV Azteca’s business and results of operations TV Azteca.

Tax Considerations Relating to the TV Azteca Notes

Mexican Tax Considerations

Taxation of Interest and Principal

Under the Mexican tax law and the rules promulgated thereunder in effect for 2004, payments of interest made by TV Azteca in respect of the TV Azteca Notes (including payments of principal in excess of the issue price of the TV Azteca Notes, which, under Mexican law, are deemed to be interest) to a Non-Mexican Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9%, provided that the TV Azteca Notes have been placed by a broker in a country that has entered into a treaty for avoidance of double taxation with Mexico which is effective.

Notwithstanding the foregoing, under Rule 3.23.8 of the general rules issued by the Mexican Ministry of Finance published in the Official Gazette on April 30, 2004 (the “Rules”), the tax rate will be 4.9% only if (i) the TV Azteca Notes continue to be registered in the Special Section of the RNV, (ii) TV Azteca timely files with the Mexican Ministry of Finance within the first 15 business days after the placement, general information regarding such placement, (iii) TV Azteca timely files with the Mexican Ministry of Finance within the first 15 business days of July and October 2004, and January and April 2005, information regarding the amount of interest paid on the TV Azteca Notes and the date of such payment, and a statement representing that no party related to TV Azteca (as such terms are defined in the Rules), jointly or individually, directly or indirectly, is the effective beneficiary of 5.0% or more of the aggregate amount of each such interest payment, and (iv) TV Azteca maintains records which evidence compliance with items (i) and (ii) above. TV Azteca expects that such requirements will be met during the effectiveness of Rule 3.23.8. If the requirements under Rule 3.23.8 are not complied with, the withholding tax on payment of interest on the TV Azteca Notes will be assessed at the rate of 10%. However, a 33% withholding tax rate shall apply to payments of interest to a party related to TV Azteca (as determined pursuant to the Rules) if such party is jointly or individually, directly or indirectly, the effective beneficiary of 5% or more of the aggregate amount of such interest payment. The Rules, together with other tax regulations, are promulgated on an annual basis. Thus, no assurances can be given that the Rules will be extended or that equivalent rules will be enacted.

Under the Mexican tax law, payments of interest made by TV Azteca with respect to the TV Azteca Notes to non-Mexican pension or retirement funds are exempt from Mexican withholding taxes, provided that the fund (i) is the effective beneficiary of the interest, (ii) is duly organized pursuant to the laws of its country of origin (regardless of the type of organization), (iii) is exempt from income tax in such country and (iv) is duly registered with the Mexican Ministry of Finance for such purposes.

TV Azteca has agreed, subject to certain exceptions and limitations, to pay additional amounts in respect of the above-mentioned Mexican withholding taxes to holders of the TV Azteca Notes. If TV Azteca pays additional amounts in respect of such Mexican withholding taxes, any refunds received with respect to such additional amounts will be for TV Azteca’s account.

Holders or beneficial owners of TV Azteca Notes may be requested, subject to specified exceptions and limitations, to provide certain information or documentation necessary to enable TV Azteca to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners in respect of interest payments under the TV Azteca Notes. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided prior to the payment of any interest to such holder or beneficial owner, TV Azteca may withhold Mexican tax from such interest payment to such holder or beneficial owner at the maximum applicable rate (currently 33%), but its obligation to pay additional amounts under the TV Azteca Indenture in respect of such withholding taxes will be limited.

Under the Mexican tax law and its Regulations, a Non-Mexican Holder is not to be subject to any Mexican withholding or similar taxes in connection with payments of principal made by TV Azteca in connection with the TV Azteca Notes.

Taxation of Dispositions of Notes

Capital gains resulting from the sale or other taxable disposition of the TV Azteca Notes by a Non-Mexican Holder will not be subject to Mexican income or other taxes.

Other Taxes

A Non-Mexican Holder of TV Azteca Notes will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to its holding, nor will it be liable for Mexican stamp, registration or similar taxes in connection with the purchase, ownership or disposition of such notes.

U.S. Tax Considerations

Taxation of Interest and Additional Amounts

A U.S. Holder will treat the gross amount of interest and additional amounts (i.e., without reduction for Mexican withholding taxes) received in respect of the TV Azteca Notes as ordinary income at the time the interest and additional amounts are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Mexican withholding taxes paid at the appropriate rate applicable to a U.S. Holder will be treated as foreign income taxes eligible for credit against the U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. Holder, for deduction in computing the U.S. Holder’s taxable income. Income from interest and additional amounts on the TV Azteca Notes will constitute foreign source income and generally will be treated as “passive income” or, in the case of certain holders, “financial services income” for U.S. foreign tax credit purposes. Any such income subject to Mexican withholding tax at a rate of 5% or more, however, will generally be treated as “high withholding tax interest” for U.S. foreign tax credit purposes. U.S. Holders that elect to credit foreign taxes are urged to consider carefully the limitations and conditions that may affect their ability to credit Mexican withholding taxes against their U.S. income tax liability. U.S. Holders should consult their own advisors regarding the availability of foreign tax credits and the implications of these rules in light of their particular circumstances. Additionally, U.S. Holders that use an accrual method of accounting for tax purposes should consult their tax advisors with regard to the proper accrual of additional amounts.

Subject to the discussion below concerning backup withholding and information reporting, a beneficial owner of the TV Azteca Notes that is a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on interest income or additional amounts earned in respect of the TV Azteca Notes, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S.

Taxation of Dispositions of Notes

Upon the sale, exchange, retirement (including a redemption by TV Azteca) or other taxable disposition of a TV Azteca Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange, retirement or other taxable disposition (except to the extent such amount is attributable to accrued but unpaid interest, which will be taxable as interest income) and such U.S. Holder’s adjusted tax basis in the TV Azteca Note. A U.S. Holder’s adjusted tax basis in a TV Azteca Note generally will equal the cost of such note to such holder. Such gain or loss will be long-term if, at the time of the disposition, the U.S. Holder’s holding period in the TV Azteca Note is more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to a maximum federal income tax rate of 15%. Any gain a U.S. Holder realizes on the taxable disposition of a TV Azteca Note generally will be treated as a U.S. source for U.S. foreign tax credit purposes. Any loss a U.S. Holder realizes upon a taxable disposition of a TV Azteca Note generally will be allocated against U.S. source income for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in and disposition of TV Azteca Notes.

Subject to the discussion below concerning backup withholding and information reporting, a Non-U.S. Holder of the TV Azteca Notes will not be generally subject to U.S. federal income or withholding tax on gain realized on the sale, exchange, retirement or other taxable disposition of the TV Azteca Note unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Tax Considerations Relating to CPOs and ADSs

Taxation of Dividends

Mexican Tax Considerations

Dividends paid to Non-Mexican Holders with respect to the Shares represented by ADSs or CPOs are not subject to Mexican withholding tax.

U.S. Tax Considerations

Subject to the discussion under the heading “—U.S. Passive Foreign Investment Company Considerations,” the gross amount of any cash dividends paid with respect to A Shares, D-A Shares and D-L Shares and, after conversion, L Shares represented by ADSs or CPOs, to the extent paid out of TV Azteca’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the CPO Trustee and will not be eligible for the dividends received deduction allowed to corporations under the Code. However, pursuant to legislation enacted in 2003, dividends paid to a U.S. Holder that is an individual will be subject to tax at a preferential 15% rate (or possibly less) through 2008, provided certain holding period and other requirements are satisfied. U.S. Holders should consult their own tax advisors regarding the applicability of this rate.

Dividends paid in pesos will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO Trustee. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos that are converted into U.S. dollars on a date subsequent to the date of receipt by the CPO Trustee.

Distributions to U.S. Holders of additional TV Azteca Shares with respect to their TV Azteca ADSs or CPOs that are made as part of a pro rata distribution to all shareholders of TV Azteca generally will not be subject to U.S. federal income tax.

Dividends generally will constitute foreign source “passive income” or, in the case of certain U.S. Holders, “financial services income” for U.S. foreign credit purposes. U.S. Holders should consult their own advisors regarding the application of these rules in light of their particular circumstances.

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

Gain on the sale of ADSs, CPOs or Shares by Non-Mexican Holders through the Mexican Stock Exchange or any other stock exchange located in a country which has entered into a treaty to avoid double taxation with Mexico will generally be exempt from Mexican tax. On the other hand, gain on the sale of ADSs, CPOs or Shares made by Non-Mexican Holders through any other stock exchange shall be subject to Mexican tax at a rate of 25% on the gross amount of the transaction or 33% on the gain. Gain on sales or other taxable dispositions of ADSs, CPOs or Shares made in other circumstances generally would also be subject to Mexican tax, regardless of the nationality or residence of the transferor.

Under the Tax Treaty, a U.S. Holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other taxable disposition of ADSs, CPOs or Shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as: (i) the holder did not own, directly or indirectly, 25% or more of the capital stock of the company (including ADSs and CPOs) at any time within the 12 month period preceding such sale or other disposition; and (ii) the assets of TV Azteca on the date of the sale did not consist of 50% or more, by value, of immovable property situated in Mexico. TV Azteca considers that less than 50% of the value of its assets consist of immovable property in Mexico.

U.S. Tax Considerations

Upon the sale, exchange or other taxable disposition of ADSs or CPOs, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition of such ADSs or CPOs (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency) and such U.S. Holder’s tax basis in the ADSs or CPOs (in U.S. dollars). U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on foreign currency received by a U.S. Holder that is converted into U.S. dollars on a date subsequent to receipt. Subject to the discussion under the heading “—U.S. Passive Foreign Investment Company Considerations,” gain or loss recognized by such U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the ADS or CPO for more than one year at the time of disposition. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to a maximum federal income tax rate of 15%. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in and disposition of ADSs or CPOs.

Deposits and withdrawals of CPOs by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income taxes purposes.

Subject to the discussion below concerning backup withholding and information reporting, a Non-U.S. Holder of CPOs or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of CPOs or ADSs, unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

U.S. Passive Foreign Investment Company Considerations

In general, TV Azteca will be a passive foreign investment company with respect to a taxable year if either: (i) 75% or more of TV Azteca’s gross income in such taxable year is passive income; or (ii) the average quarterly percentage of the value of TV Azteca’s assets that produce or are held for the production of passive income is at least 50%.

For this purpose, if TV Azteca owns (directly or indirectly) at least 25% (by value) of the stock of another corporation, TV Azteca will be treated as if TV Azteca had directly received TV Azteca’s proportionate share of the gross income of the other corporation and as if TV Azteca directly owned TV Azteca’s proportionate share of the assets of the other corporation. In addition, the Internal Revenue Service has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Although TV Azteca believes that TV Azteca should not be treated as a passive foreign investment company for TV Azteca’s current taxable year, an actual determination of passive foreign investment company status is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year. Accordingly, there can be no assurance that TV Azteca will not be or become a passive foreign investment company in the future.

If TV Azteca were classified as a passive foreign investment company, unless a U.S. Holder timely makes the mark-to-market election described below, a special tax regime would apply to both: (i) any “excess distribution,” which would be such U.S. Holder’s share of distributions on TV Azteca’s CPOs or ADSs in any year that are greater than 125% of the average annual distributions on such CPOs or ADSs received by the U.S. Holder in the three preceding years or the U.S. Holder’s holding period for the CPOs or ADSs, if shorter; and (ii) any gain realized on the sale or other disposition of the CPOs or ADSs held by the U.S. Holder for more than one taxable year.

Under this regime, any excess distribution and any gain so realized would be treated as ordinary income and would be subject to tax as if: (i) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period; (ii) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate; and (iii) the interest charge generally applicable to underpayment of tax had been imposed on the taxes deemed to have been payable in each of those years in which TV Azteca was classified as a passive foreign investment company.

In addition, the estate of an individual U.S. Holder who dies while owning CPOs or ADSs may not be eligible to step up the tax basis of the CPOs or ADSs.

The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes a valid “mark-to-market” election. A mark-to-market election may be made only if the CPOs or ADSs, as the case may be, are treated as “marketable stock.” If a mark-to-market election is made, the U.S. Holder will, in general, include as ordinary income each year the excess, if any, of the fair market value of its CPOs or ADSs for that year (measured at the close of the U.S. Holder’s taxable year) over its adjusted tax basis in the CPOs or ADSs. The U.S. Holder will also be allowed an ordinary loss each year of the excess, if any, of its adjusted tax basis over the fair market value of its CPOs or ADSs, but only to the extent of the net amount of income previously included income as a result of the mark-to-market election. The U.S. Holder’s tax basis in the CPOs or ADSs will be adjusted to reflect these income or loss amounts. The mark-to-market election is made on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the Internal Revenue Service.

Under applicable Treasury regulations, the term “marketable stock” includes stock of a PFIC that is “regularly traded” on a qualified exchange or other market. For these purposes, a class of stock is regularly traded on a qualified exchange or other market for any calendar year if such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. It is unclear whether the CPOs and ADSs will be treated as marketable stock for these purposes.

Each U.S. Holder is urged to consult its own tax adviser concerning the potential application of the passive foreign investment company rules to the U.S. Holder’s ownership and disposition of the CPOs and ADSs (and, in particular, such holder’s ability to make a mark-to-market election as described above).

Conversion of the D-A Shares or D-L Shares

A U.S. Holder generally will not recognize any income, gain, or loss upon conversion of a D-A Share or D-L Share into an A Share or L Share, respectively. Such holder’s basis in the A Share or L Share received on conversion of a D-A Share or D-L Share, as the case may be, at the time of the conversion, and the holding period for the A Share or L Share received on conversion will generally include the holding period of the D-A Share or D-L Share converted.

U.S. Backup Withholding and Information Reporting

A U.S. Holder of TV Azteca Notes, ADSs or CPOs may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to such U.S. Holder, such as dividends or interest paid by us or the proceeds of a sale or other disposition of TV Azteca Notes, ADSs or CPOs, unless such holder (i) is a corporation or falls within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct U.S. taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service. While Non-U.S. Holders generally are exempt from backup withholding, a Non-U.S. Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

Other Mexican Taxes

There are no inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of TV Azteca ADSs or CPOs by Non-Mexican Holders, although gratuitous transfers of CPOSs may, in certain circumstances, cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or CPOs.

Commissions paid to Mexican resident brokers in brokerage transactions for the sale of CPOs on the Mexican Stock Exchange are subject to a value added tax of 15%.

Documents on Display

TV Azteca files reports and other information with the SEC. You may read and copy any documents that TV Azteca files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. More recent reports are also available on the SEC’s website (http://www.sec.gov).

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

TV Azteca is exposed to market risk from changes in interest rates and foreign currency exchange rates. From time to time, TV Azteca assesses its exposure and monitors opportunities to manage these risks. In the past, TV Azteca has held risk-sensitive instruments for investment purposes, although there were no such instruments as of December 31, 2003. See Note 4 to the Consolidated Financial Statements. TV Azteca had no material derivative or hedging transactions during 2003.

Interest Rate Risk

Interest rate risk exists principally with respect to TV Azteca’s consolidated indebtedness that bears interest at floating rates. At December 31, 2003, TV Azteca had approximately US$669.2 million aggregate principal amount of outstanding consolidated indebtedness, of which approximately 92% bore interest at fixed interest rates and approximately 8% bore interest at variable rates of interest. The interest rate on TV Azteca’s variable rate debt is determined by reference to LIBOR and to TIIE monthly interest rate which is determined by the Mexican Central Bank and published in the Official Gazette of the Federation of Mexico.

An unfavorable change of 100 basis points in the average interest rate applicable to floating-rate liabilities held at December 31, 2003 would have increased TV Azteca’s interest expense for the year ended December 31, 2003 by approximately Ps.6 million (US$550,676), or 0.9%.

Most of TV Azteca’s borrowings bear interest at a fixed rate and are denominated in U.S. dollars. At December 31, 2003, 92% of our borrowings bear fixed interest rates denominated in U.S. dollars, 3% bear variable rates denominated in pesos and 5% bear variable rates in U.S. dollars. During 2002 and 2003, TV Azteca has not used any derivative instruments to cover any interest rate risk.

TV Azteca generally does not hedge or enter into derivative transactions with respect to its interest rate-sensitive financial instruments.

Foreign Currency Exchange Risk

TV Azteca’s principal foreign currency exchange risk involves changes in the value of the peso relative to the U.S. dollar. Provided below is a summary of TV Azteca’s net foreign currency exposure. U.S. dollar-denominated assets represent principally accounts receivable and cash investments, and the U.S. dollar-denominated liabilities represent primarily the TV Azteca Notes, the ATC Long-Term Credit Facility, bank debt and accounts payable.

	AT DECEMBER 31, 2003
	(in millions)
U.S. dollar-denominated assets	US$	510

U.S. dollar-denominated liabilities	(US$	727)

Net liability position	(US$	217)

An unfavorable 10% devaluation in the value of the peso relative to the dollar would have resulted in an increase in TV Azteca’s comprehensive financing cost of approximately Ps.308.4 million, reflecting higher interest expense on U.S. dollar-denominated indebtedness and exchange losses based on TV Azteca’s net U.S. dollar liability position at December 31, 2003. A 10% devaluation during the year ended December 31, 2003 would have resulted in an approximately Ps.41 million (US$3.7 million) decline in operating profit, as approximately 4.5% of TV Azteca’s net revenue and approximately 19% of its costs and expenses were denominated in U.S. dollars.

In 2004, with respect to foreign exchange rate exposure, TV Azteca has adopted the policy of using derivative instruments to hedge a portion of interest and principal cash outflows within the subsequent 12 months. This hedging is effected through the purchase of foreign exchange collars and futures. The collars require the payment of a premium and are designed to limit the foreign exchange effect of a Peso devaluation. Futures are purchased on the Mexder (Mercado Mexicano de Derivados, the Mexican Derivatives Market) and require a margin deposit. At June 30, 2004, US$36.6 million of U.S. dollar payment obligations has been hedged of a total anticipated amount of US$42.9 million projected to be hedged for the period July to December 2004.

U.S. dollar payments made in respect of normal operations, such as exhibition rights of foreign movies and purchases of equipment and supplies, are offset by the direct purchase of U.S. dollars, which are held in treasury and TV Azteca’s accounts U.S. dollar-denominated receivables.

See Note 15d to the Consolidated Financial Statements for a discussion of the fair value of TV Azteca’s financial instruments.

Put Option

In October 2002, TV Azteca purchased a put option from an unrelated Mexican banking institution pursuant to which such banking institution agreed to purchase up to 6,500,000 shares of Grupo Elektra (ticker: Elektra* on the Mexican Stock Exchange) from TV Azteca at a strike price of Ps.36.82 per share, subject to certain adjustments. TV Azteca paid a premium of Ps.25.1 million (US$2.2 million) on February 26, 2003. The put option expired on the close of trading on October 25, 2003.

Call Option

In October 2003, TV Azteca sold a call option to an unrelated Mexican banking institution pursuant to which TV Azteca agreed to sell up to 6,473,359 shares of Grupo Elektra (ticker: Elektra* on the Mexican Stock Exchange). TV Azteca received a premium of US$1 million for this transaction. On December 29, 2003, the option was exercised and paid in full.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

As of December 31, 2003, an evaluation was carried out under the supervision and with the participation of TV Azteca’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of TV Azteca’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Management notes that questions arose with respect to TV Azteca’s handling of disclosures regarding the Unefon-Nortel-Codisco transaction and the Board of Directors took certain actions in response thereto, as discussed in further detail in “Item 10. Additional Information—Legal Proceedings—Unefon” on page 90.

In connection with the conduct of their audit of our results for the year ended December 31, 2003, our independent auditors, PricewaterhouseCoopers, reported to our Audit Committee that a “reportable condition” (as defined in standards established by the American Institute of Certified Public Accountants) existed with respect to our procedures for preparation of our U.S. GAAP reconciliation information. That reportable condition relates to certain procedures that resulted in the incorrect application of certain items in our U.S. GAAP financial statements for prior years. As described in more detail in Note 15A to the financial statements, those items related to revenue recognition, accounting for income taxes, stock compensation and the application of price level accounting in financial statements filed with the SEC. This information is required to be included in our annual financial statements filed with the SEC. Our management is currently addressing this matter and is evaluating how it will improve our ability to prepare U.S. GAAP information.

Based upon and as of the date of the evaluation, other than as described above, TV Azteca’s Chief Executive Officer and its Chief Financial Officer have concluded that TV Azteca’s disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in TV Azteca’s reports under the Securities Exchange Act, is recorded, processed, summarized and reported within the time periods specified in applicable legislation, and that such information is accumulated and communicated to TV Azteca’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management notes that the Board of Directors instituted certain measures that affect corporate governance, which are discussed in further detail in “Item 10. Additional Information—Legal Proceedings—Unefon” on page 90.

There were no significant changes in TV Azteca’s internal controls or in other factors that could significantly affect these controls subsequent to the date TV Azteca’s Chief Executive Officer and its Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in TV Azteca’s internal controls requiring corrective actions.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

During 2003, TV Azteca considered Director Michael Gearon to be a financial expert. On May 6, 2004, Gearon resigned from the audit committee. TV Azteca is currently in the process of selecting a replacement.

ITEM 16B. CODE OF ETHICS

TV Azteca has not yet adopted a code of ethics. We are in the process of drafting a Code and expect to adopt one in 2004.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2002 and December 31, 2003, the aggregate fees bills for professional services rendered by the principal accountant for the audit of TV Azteca’s annual financial statements amounted to Ps.4.3 million and Ps.6.3 million (US$561,000), respectively. For the years ended December 31, 2002 and December 31, 2003, the aggregate fees billed for products and services provided by the principal accountant, other than audit fees, audit-related fees or tax fees, amounted to Ps.5.9 million and Ps.1.7 million (US$151,000), respectively.

PART III

ITEM 17. FINANCIAL STATEMENTS

TV Azteca has responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS

List of Financial Statements

ITEM 19. EXHIBITS

List of Exhibits

1.1*	Form of By-laws, as amended and restated, of TV Azteca, S.A. de C.V., together with an English translation.

2.1	Form of CPO Trust Agreement, between Nacional Financiera, S.N.C., as CPO Trustee, and TV Azteca, S.A. de C.V., together with an English translation (incorporated by reference to Exhibit 4.4 to TV Azteca’s Registration Statement on Form F-1 (Registration No. 333-07298)).

2.2	Form of CPO Trust Deed, together with an English translation (incorporated by reference to Exhibit 4.4.1 to the Registration Statement on Form F-1 (Registration No. 333-07298)).

2.3	Specimen Ordinary Participation Certificate, together with an English translation (incorporated by reference to Exhibit 4.4.2 to TV Azteca’s Registration Statement on Form F-1 (Registration No. 333-07298)).

2.4	Form of Deposit Agreement, among TV Azteca, S.A. de C.V., The Bank of New York, all registered holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to Exhibit 4.5 to TV Azteca’s Registration Statement on Form F-1 (Registration No. 333-07298)).

2.5	Indenture, dated as of February 5, 1997, among TV Azteca, S.A. de C.V., the Guarantors named therein, and the Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to TV Azteca’s Registration Statement on Form F-4 (Registration No. 333-6988)).

2.6	Supplemental Indenture, dated as of May 30, 1997, among TV Azteca, S.A. de C.V., the Guarantors named therein, and the Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4 to TV Azteca’s Registration Statement on Form F-4 (Registration No. 333-6988)).

2.7	Supplemental Indenture No. 2, dated as of May 17, 1999 to the Indenture dated as of February 5, 1997 among TV Azteca, S.A. de C.V., the Guarantors named therein, and the Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 1998 (File No. 1-4464)).

2.8	Supplemental Indenture No. 3, dated as of May 22, 2000 to the Indenture dated as of February 5, 1997 among TV Azteca, S.A. de C.V., the Guarantors named therein, and the Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 1999 (File No. 1-4464)).

2.9	Supplemental Indenture No. 4, dated as of March 27, 2001 to the Indenture dated as of February 5, 1997 among TV Azteca, S.A. de C.V., the Guarantors named therein, and the Bank of New York, as Trustee (incorporated by reference to Exhibit 2.9 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 1-4464)).

4.1	Shareholders Agreement, dated May 14, 1999, among TV Azteca, S.A. de C.V., Ricardo B. Salinas Pliego, Corporacion RBS, S.A. de C.V. and Moisés Saba Masri, together with an English translation (incorporated by reference to Exhibit 10.1 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 1999 (File No. 1-4464)).

4.2	Agreement, dated February 8, 2001 by and between Azteca Holdings, S.A. de C.V., Mr. Moisés Saba Masri, Mr. Ricardo B. Salinas Pliego, Mrs. Elisa Salinas Gomez, Grupo Elektra, S.A. de C.V. and TV Azteca, S.A. de C.V., which amends the Shareholders Agreement, dated May 14, 1999, among TV Azteca, S.A. de C.V., Ricardo B. Salinas Pliego, Corporacion RBS, S.A. de C.V. and Moisés Saba Masri, together with an English translation (incorporated by reference to Exhibit 4.2 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 1-4464)).

4.3	Services Agreement, dated October 15, 1999, between Television Azteca, S.A. de C.V., TV Azteca, S.A. de C.V. and Operadora Unefon, S.A. de C.V., together with English translation (incorporated by reference to Exhibit 4.5 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 1-4464)).

4.4	Amendment to Services Agreement, dated December 27, 2000, between TV Azteca, S.A. de C.V. and Operadora Unefon, S.A. de C.V., together with English translation (incorporated by reference to Exhibit 1.1 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.5	Services Agreement, dated February 14, 2000, between TV Azteca, S.A. de C.V. and Todito.com, S.A. de C.V., together with English translation (incorporated by reference to Exhibit 4.6 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 1-4464)).

4.6	Station Affiliation Agreement, dated as of July 21, 2001, between Azteca International Corporation and Pappas Telecasting of Southern California LLC (incorporated by reference to Exhibit 4.1 to TV Azteca’s report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.7	Rider A to Station Affiliation Agreement, dated as of July 21, 2001, between Azteca International Corporation and Pappas Telecasting of Southern California LLC (incorporated by reference to Exhibit 4.2 to TV Azteca’s report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.8	Equity Option Agreement, dated as of July 21, 2001, between Azteca International Corporation and Pappas Telecasting of Southern California LLC (incorporated by reference to Exhibit 4.3 to TV Azteca’s report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.9	Agreement Not to Compete, dated as of July 21, 2001, among TV Azteca, S.A. de C.V., Harry J. Pappas and Pappas Telecasting Companies (incorporated by reference to Exhibit 4.4 to TV Azteca’s report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.10	Guarantee Agreement, dated as of July 21, 2001, between TV Azteca, S.A. de C.V. and Pappas Telecasting of Southern California LLC (incorporated by reference to Exhibit 4.5 to TV Azteca’s report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.11	Credit Agreement, dated as of July 21, 2001, between TV Azteca, S.A. de C.V. and Pappas Telecasting of Southern California LLC (incorporated by reference to Exhibit 4.6 to TV Azteca’s report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.12	First Amended and Restated Credit Agreement, amended and restated as of July 30, 2001, among Pappas Telecasting of Arizona LLC, Pappas Telecasting of Southern California LLC, TV Azteca, S.A. de C.V., the lenders named therein, UBS Warburg LLC and UBS AG, Stamford Branch (incorporated by reference to Exhibit 4.7 to TV Azteca’s report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.13	Intercreditor Agreement, dated as of July 30, 2001, among UBS, AG, Stamford Branch, as lender and as collateral agent, TV Azteca, S.A. de C.V., Azteca International Corporation, Pappas Telecasting of Arizona LLC, Pappas Telecasting of Southern California LLC, Pappas Southern California License LLC, Pappas Telecasting Companies, Harry J. Pappas, Dennis J. Davis and Lebon G. Abercrombie (incorporated by reference to Exhibit 4.8 to TV Azteca’s report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.14	First Amended and Restated Security Agreement, amended and restated as of July 30, 2001, among Pappas Telecasting of Arizona LLC and Pappas Telecasting of Southern California LLC, the Guarantors Party thereto and UBS AG, Stamford Branch (incorporated by reference to Exhibit 4.9 to TV Azteca’s report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.15	First Amended and Restated Securities Pledge Agreement, amended and restated as of July 30, 2001, among Pappas Telecasting Companies, Harry J. Pappas, Dennis J. Davis, Lebon G. Abercrombie and Azteca International Corporation, and UBS AG, Stamford Branch (incorporated by reference to Exhibit 4.10 to TV Azteca’s report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.16	Amended and Restated Subordination Agreement, amended and restated as of July 30, 2001, among UBS AG, Stamford Branch, as administrative and collateral agent, and Pappas Telecasting of Sioux City, Pappas Telecasting Inc., Pappas Telecasting of Concord, Hispanic America Network, LLC and Harry J. Pappas as subordinated lenders (incorporated by reference to Exhibit 4.11 to TV Azteca’s report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.17	First Amended and Restated Subsidiary Guarantee Agreement, amended and restated as of July 30, 2001, among Pappas Telecasting of Arizona LLC, Pappas Telecasting of Southern California LLC, TV Azteca, S.A. de C.V., each of the subsidiaries of the above companies listed in Schedule 1 and 2 and UBS AG, Stamford Branch (incorporated by reference to Exhibit 4.12 to TV Azteca’s report on Form 6-K filed November 16, 2001 (File No. 1-4464)).

4.18	Amended and Restated Station Affiliation Agreement amended and restated as of December 31, 2001 between Azteca International Corporation and Pappas Telecasting of Southern California LLC (incorporated by reference to Exhibit 4.28 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.19	Amended and Restated Equity Option Agreement amended as of December 31, 2001, between Azteca International Corporation and Pappas Telecasting of Southern California LLC (incorporated by reference to Exhibit 4.29 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.20	Station Affiliation Agreement dated October 31, 2001, between Azteca International Corporation and Pappas Telecasting of Nevada LLC (incorporated by reference to Exhibit 4.30 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.21	Station Affiliation Agreement dated December 31, 2001 between Azteca International Corporation and Hispanic America of San Francisco, LLC (incorporated by reference to Exhibit 4.31 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.22	Shareholders’ Undertaking dated as of December 13, 2000 among Moises Saba Masri, TV Azteca, S.A. de C.V., Unefon, S.A. de C.V. and Operadora Unefon, S.A. de C.V. (incorporated by reference to Exhibit 4.12 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.23	Assignment and Assumption Agreement, dated June 16, 2003, between Operadora Unefon, S.A. de C.V., Nortel Networks Limited and Codisco Investment LLC (incorporated by reference to Exhibit 4.15 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2002 (File No.1-4464)).

4.24	Promissory Note, dated June 16, 2003, between Operadora Unefon, S.A. de C.V., Nortel Networks Limited, Nortel Networks de Mexico, S.A. de C.V. and Codisco Investments LLC (incorporated by reference to Exhibit 4.15 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2002 (File No. 1-4464)).

4.25*	Restructuring Agreement, dated June 16, 2003, between Operadora Unefon, S.A. de C.V., Nortel Networks Limited, Codisco Investments LLC and Nortel Networks de Mexico, S.A. de C.V.

4.26	Guaranty Agreement dated December 31, 2001 between TV Azteca, S.A. de C.V. and Hispanic America of San Francisco, LLC (incorporated by reference to Exhibit 4.32 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.27	Agreement Not to Compete dated December 31, 2001 among Hispanic America of San Francisco, LLC, Pappas Telecasting of Concord, Pappas Telecasting Companies, Harry J. Pappas and TV Azteca, S.A. de C.V. (incorporated by reference to Exhibit 4.33 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.28	Station Affiliation Agreement dated December 31, 2001 between Azteca International Corporation and Hispanic America of Houston, LLC (incorporated by reference to Exhibit 4.34 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.29	Guaranty Agreement dated December 31, 2001 between TV Azteca, S.A. de C.V. and Hispanic America of Houston, LLC (incorporated by reference to Exhibit 4.35 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.30	Agreement Not to Compete dated December 31, 2001 among Hispanic America of Houston, LLC, Pappas Telecasting of Houston, Pappas Telecasting Companies, Harry J. Pappas and TV Azteca, S.A. de C.V. (incorporated by reference to Exhibit 4.36 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.31	Subscription Agreement dated December 31, 2001 among Hispanic America of San Francisco, LLC, Hispanic America of Houston, LLC, Pappas Telecasting of Concord, Pappas Telecasting of Houston, Azteca International Corporation and TV Azteca, S.A. de C.V. (incorporated by reference to Exhibit 4.37 to TV Azteca’s Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 1-4464)).

4.32	Settlement Agreement among TV Azteca, S.A. de C.V., Azteca International Corporation, Pappas Telecasting Companies, Pappas Telecasting of Southern California LLC, Pappas Southern California License, LLC, Pappas Telecasting of Houston, Hispanic America of Houston, LLC, Pappas Telecasting of Concord, Hispanic America of San Francisco, LLC Pappas Telecasting of Nevada, Pappas Telecasting of Arizona, LLC, and Pappas Arizona License, LLC, dated as of February 11, 2003 (incorporated by reference to Exhibit 4.1 to TV Azteca’s report on Form 6-K filed March 5, 2003 (File No. 1-4464)).

4.33	Purchase and Sale Agreement among Pappas Telecasting of Southern California LLC, Pappas Telecasting of Houston, Pappas Telecasting of Concord, Hispanic America of Houston, LLC, Hispanic America of San Francisco, LLC and Azteca International Corporation, dated as of February 11, 2003 (incorporated by reference to Exhibit 4.2 to TV Azteca’s report on Form 6-K filed March 5, 2003 (File No. 1-4464)).

4.34	Option Agreement by and between Pappas Telecasting of Southern California LLC, and Azteca International Corporation, dated as of February 11, 2003 (incorporated by reference to Exhibit 4.3 to TV Azteca’s report on Form 6-K filed March 5, 2003 (File No. 1-4464)).

4.35	Local Marketing Agreement among Pappas Telecasting of Southern California LLC, and Pappas Southern California License LLC, and Azteca International Corporation and TV Azteca, S.A. de C.V. as guarantor, dated as of February 11, 2003 (incorporated by reference to Exhibit 4.4 to TV Azteca’s report on Form 6-K filed March 5, 2003 (File No. 1-4464)).

4.36	Guarantee Agreement by TV Azteca, S.A. de C.V. in favor of Pappas Telecasting of Southern California LLC, dated as of February 11, 2003 (incorporated by reference to Exhibit 4.5 to TV Azteca’s report on Form 6-K filed March 5, 2003 (File No. 1-4464)).

4.37	Amended and Restated Credit Agreement between Pappas Telecasting of Southern California LLC as debtor and Azteca International Corporation, dated as of February 11, 2003 (incorporated by reference to Exhibit 4.6 to TV Azteca’s report on Form 6-K filed March 5, 2003 (File No. 1-4464)).

4.38	Amended and Restated Note by Pappas Telecasting of Southern California LLC to Azteca International Corporation for US$128 million, dated as of February 11, 2003 (incorporated by reference to Exhibit 4.7 to TV Azteca’s report on Form 6-K filed March 5, 2003 (File No. 1-4464)).

4.39	Amended and Restated Credit Agreement, amended and restated as of February 10, 2000, between TV Azteca, S.A. de C.V. and MATC TV, S.R.L. de C.V., as lender.

8.1*	Significant Subsidiaries.

31.1*	Chief Executive Officer Certification required by Section 302 of the Sarbanes-Oxley Act of 2002. This document was furnished in accordance with SEC Release Nos. 33-8212 and 33-8328.

31.2*	Chief Financial Officer Certification required by Section 302 of the Sarbanes-Oxley Act of 2002. This document was furnished in accordance with SEC Release Nos. 33-8212 and 33-8328.

32.1*	Chief Executive Officer Certification required by Section 906 of the Sarbanes-Oxley Act of 2002. This document was furnished in accordance with SEC Release Nos. 33-8212 and 33-8328.

32.2*	Chief Financial Officer Certification required by Section 906 of the Sarbanes-Oxley Act of 2002. This document was furnished in accordance with SEC Release Nos. 33-8212 and 33-8328.

*	Filed herewith.

Agreement Regarding Certain Debt Instruments

TV Azteca agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of TV Azteca that are not filed as exhibits to this annual report.

SIGNATURE

The registrant certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TV AZTECA, S.A. DE C.V.

Date: July 29, 2004	/s/ Mario San Román
Mario San Román
Chief Executive Officer

Date: July 29, 2004	/s/ Carlos Hesles
Carlos Hesles
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, March 31, 2004, except for the Note 14a., which is as of April 15, 2004, for the Note 14b., which is as of May 25, 2004, for the Note 14c., which is as of July 14, 2004, and for Note 15A, which is as of July 25, 2004.

To the Stockholders and Board of Directors

of TV Azteca, S. A. de C. V. and subsidiaries:

We have audited the accompanying consolidated balance sheets of TV Azteca, S. A. de C. V. and its subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related statements of results of operations, of changes in stockholders’ equity and of changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 7 to the consolidated financial statements, at the extraordinary stockholders’ meeting held on December 19, 2003, the stockholders agreed to spin off the investment in shares of Unefon, S. A. de C. V. and Cosmofrecuencias, S. A. de C. V., associated companies and part of the stockholders’ equity, to create a spun-off company by the name of Unefon Holdings, S. A. de C. V., a related party.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TV Azteca, S. A. de C. V. and its subsidiaries at December 31, 2002 and 2003, and the results of their operations, and the changes in their stockholders’ equity and in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15, as restated, to the consolidated financial statements.

PricewaterhouseCoopers

/s/ Manuel Levya Vega
Manuel Leyva Vega
Audit Partner

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

(Note 1)

CONSOLIDATED BALANCE SHEETS

(thousands of Mexican pesos of

December 31, 2003 purchasing power)

	At December 31,
	2002		2003
					Thousands of US dollars (*)
ASSETS
Current assets:
Cash and marketable securities (Note 4)	Ps	1,448,586	Ps	2,481,283	US$	220,912
Accounts receivable (Note 5)		5,116,572		5,721,829		509,422
Due from related parties (Note 8)		503,924		625,054		55,649
Exhibition rights		321,888		439,819		39,158
Inventories		139,599		67,234		5,986

Total current assets		7,530,569		9,335,219		831,127

Accounts receivable from Unefon, S. A. de C. V. (“Unefon”), related party (Note 8)		2,088,827		1,798,437		160,117
Advance payments to Pappas Telecasting Companies, through Azteca America (Note 7)		1,200,312		1,451,105		129,194
Exhibition rights		1,434,352		1,192,340		106,156
Property, machinery and equipment - Net (Note 6)		2,320,031		2,184,659		194,503
Television concessions - Net (Note 2k.)		3,890,248		3,851,552		342,909
Other assets (Note 7)		861,135		679,397		60,487
Investment in Todito.com, S. A. de C. V. (“Todito”) (Note 7)		332,689		214,716		19,116
Investment in Unefon (Note 7)		1,825,653
Investment in Cosmofrecuencias, S. A. de C. V. (Note 7)		368,829
Goodwill - Net (Notes 1m. and 7)		667,075		591,360		52,650

Total assets	Ps	22,519,720	Ps	21,298,785	US$	1,896,259

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loans (Note 9)	Ps	49,052	Ps	77,133	US$	6,867
Current portion of guaranteed senior notes (Note 9)				1,404,000		125,000
Short-term debt (Note 9)		405,480		701,570		62,462
Interest payable		214,816		219,965		19,584
Exhibition rights payable		622,653		475,956		42,376
Accounts payable and accrued expenses		658,162		857,960		76,385
Due to related parties (Note 8)		84,508		27,512		2,449

Total current liabilities		2,034,671		3,764,096		335,123

Long-term financial liabilities:
Bank loans (Note 9)		60,401		619,107		55,120
Guaranteed senior notes (Note 9)		4,593,265		3,369,600		300,000

Total long-term financial liabilities		4,653,666		3,988,707		355,120

Other long-term liabilities:
Loans from American Tower Corporation (ATC) due in 2019 (Note 9)		1,294,240		1,345,053		119,752
Advertising advances (Note 2s.)		4,622,781		4,903,235		436,541
Unefon advertising advance (Note 8)		2,253,383		2,075,438		184,779
Todito advertising, programming and services advance (Note 8)		524,443		319,749		28,468
Exhibition rights payable		255,865		119,625		10,650
Deferred income tax payable (Note 11)		26,548		184,046		16,386

Total other long-term liabilities		8,977,260		8,947,146		796,576

Commitments and contingencies (Note 12)
Subsequent events (Note 14)
Stockholders’ equity (Note 10):
Capital stock		2,848,913		1,355,910		120,718
Premium on the issuance of capital stock		1,832,763		167,960		14,954
Legal reserve		179,831		229,140		20,401
Reserve for the repurchase of shares		1,053,344		1,378,876		122,763
Retained earnings		2,282,008		3,067,518		273,105
Deficit in the restatement of capital		(1,351,799)		(1,600,568)		(142,501)

Majority stockholders’ equity		6,845,060		4,598,836		409,440
Minority stockholders’ equity (Note 1)		9,063

Total stockholders’ equity		6,854,123		4,598,836		409,440

Total liabilities and stockholders’ equity	Ps	22,519,720	Ps	21,298,785	US$	1,896,259

(*)	The US dollar figures represent the Mexican peso amounts as of December 31, 2003 expressed as of December 31, 2003 purchasing power translated at the exchange rate of Ps11.232 per US dollar and are not covered by the Report of Independent Registered Public Accounting Firm.

The accompanying notes are an integral part of these consolidated financial statements.

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

(Note 1)

CONSOLIDATED STATEMENTS OF RESULTS OF OPERATIONS

(thousands of Mexican pesos of December 31,

2003 purchasing power, except share and per share data)

	Year ended December 31,
	2001		2002		2003
							Thousands of US dollars (*)
Net revenue	Ps	6,365,880	Ps	6,955,548	Ps	7,281,130	US$	648,249

Programming, production and transmission costs		2,568,080		2,610,581		2,854,286		254,121
Selling and administrative expenses		994,636		1,012,961		1,050,772		93,552

Total costs and expenses		3,562,716		3,623,542		3,905,058		347,673

Income before depreciation and amortization		2,803,164		3,332,006		3,376,072		300,576

Depreciation and amortization (Notes 2h., 2k. and 2m.)		628,227		400,622		369,439		32,891

Operating income		2,174,937		2,931,384		3,006,633		267,685

Other expenses - Net (Note 13)		(253,532)		(619,035)		(416,715)		(37,101)

Comprehensive financing cost:
Interest expense		(773,001)		(754,063)		(766,994)		(68,287)
Other financing expense (Note 4)		(28,488)		(141,095)		(52,109)		(4,639)
Interest income		249,452		199,570		204,797		18,233
Exchange income (loss) - Net (Note 3)		205,524		(367,158)		(191,263)		(17,028)
Gain (loss) on monetary position		2,481		(84,974)		(31,323)		(2,789)

Net comprehensive financing cost		(344,032)		(1,147,720)		(836,892)		(74,510)

Income before the following provision		1,577,373		1,164,629		1,753,026		156,074

Provision for income tax (Note 11)		(11,466)		(141,277)		(175,631)		(15,636)

Net income	Ps	1,565,907	Ps	1,023,352	Ps	1,577,395	US$	140,438

Net (loss) income of minority stockholders	Ps	(1,967)	Ps	(244)	Ps	1,417	US$	126

Net income of majority stockholders	Ps	1,567,874	Ps	1,023,596	Ps	1,575,978	US$	140,312

Net earnings per share of majority stockholders (Note 2t.)	Ps	0.174	Ps	0.113	Ps	0.173	US$	0.015

(*)	The US dollar figures represent the Mexican peso amounts as of December 31, 2003 expressed as of December 31, 2003 purchasing power translated at the exchange rate of Ps11.232 per US dollar and are not covered by the Report of Independent Registered Public Accounting Firm.

The accompanying notes are an integral part of these consolidated financial statements.

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

(Notes 1, 4 and 10)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(thousands of Mexican pesos of

December 31, 2003 purchasing power, except share and per share data)

	Number of common shares outstanding (thousands)	Capital stock		Premium on the issuance of capital stock		Legal reserve		Reserve for the repurchase of shares		Retained earnings (deficit)		Deficit in the restatement of capital		Majority stockholders		Minority stockholders		Total stockholders’ equity
Balances at January 1, 2001	8,949,700	Ps	2,827,253	Ps	1,917,418	Ps	101,438	Ps	971,853	Ps	(145,713)	Ps	(1,118,422)	Ps	4,553,827	Ps	13,729	Ps	4,567,556

Changes in 2001:

Net income (loss)											1,567,874				1,567,874		(1,967)		1,565,907
Loss from holding non-monetary assets													(288,194)		(288,194)				(288,194)
Minority interest																	(3,059)		(3,059)

Comprehensive income (loss)											1,567,874		(288,194)		1,279,680		(5,026)		1,274,654

Preferred dividend											(43,803)				(43,803)				(43,803)
Repurchase of shares	(38,674)		(6,984)						(37,902)						(44,886)				(44,886)
Exercise of stock options	31,215		5,762		78,839										84,601				84,601
Sale of treasury shares	107,804		19,823						149,065						168,888				168,888

Balances at December 31, 2001	9,050,045		2,845,854		1,996,257		101,438		1,083,016		1,378,358		(1,406,616)		5,998,307		8,703		6,007,010

Changes in 2002:

Net income (loss)											1,023,596				1,023,596		(244)		1,023,352
Increase in legal reserve							78,393				(78,393)
Gain from holding non-monetary assets													54,817		54,817				54,817
Minority interest																	604		604

Comprehensive income							78,393				945,203		54,817		1,078,413		360		1,078,773

Preferred dividend											(41,553)				(41,553)				(41,553)
Repurchase of shares	(111,349)		(19,632)						(156,991)						(176,623)				(176,623)
Exercise of stock options	46,020		8,067		16,762										24,829				24,829
Sale of treasury shares	82,749		14,624						127,319						141,943				141,943
Financial instruments (Note 4)					(180,256)										(180,256)				(180,256)

Balances at December 31, 2002	9,067,465		2,848,913		1,832,763		179,831		1,053,344		2,282,008		(1,351,799)		6,845,060		9,063		6,854,123

Changes in 2003:

Net income											1,575,978				1,575,978		1,417		1,577,395
Increase in legal reserve							49,309				(49,309)
Increase reserve for repurchase of shares									239,131		(239,131)
Loss from holding non-monetary assets													(248,769)		(248,769)				(248,769)
Minority interest																	(10,480)		(10,480)

Comprehensive income (loss)							49,309		239,131		1,287,538		(248,769)		1,327,209		(9,063)		1,318,146

Preferred dividend											(36,902)				(36,902)				(36,902)
Exercise of stock options	23,139		3,466		25,361										28,827				28,827
Sale of treasury shares	79,467		13,374						86,401						99,775				99,775
Return of capital (Note 10)			(1,441,843)												(1,441,843)				(1,441,843)
Financial instruments (Note 4)					(99,775)										(99,775)				(99,775)
Spin-off of investments in associated companies (Note 7)			(68,000)		(1,590,389)						(465,126)				(2,123,515)				(2,123,515)

Balances at December 31, 2003	9,170,071	Ps	1,355,910	Ps	167,960	Ps	229,140	Ps	1,378,876	Ps	3,067,518	Ps	(1,600,568)	Ps	4,598,836	Ps	—	Ps	4,598,836

The accompanying notes are an integral part of these consolidated financial statements.

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

(Note 1)

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(thousands of Mexican pesos of

December 31, 2003 purchasing power)

	Year ended December 31,
	2001	2002	2003
				Thousands of US dollars (*)
Operations:

Net income	Ps 1,565,907	Ps 1,023,352	Ps 1,577,395	US$	140,438
Charges (credits) to results of operations not affecting resources:
Amortization of concessions and goodwill	168,903	39,137	39,715		3,536
Depreciation	459,324	361,485	329,724		29,356
Equity in loss of affiliates companies	70,588	115,573	47,541		4,233
Deferred income tax (benefit) expense	(206,802)	26,548	158,095		14,075
Gain on sale of subsidiary			(2,389)		(213)
Net change in accounts receivable, inventories, exhibition rights, related parties, accounts payable and accrued expenses	(294,260)	(123,445)	(530,763)		(47,255)
Advertising advances	189,554	(201,239)	280,454		24,969
Unefon advertising advance	(56,706)	(94,655)	(177,945)		(15,843)
Todito advertising, programming and services advance	(203,997)	(219,406)	(204,694)		(18,224)

Resources provided by operating activities	1,692,511	927,350	1,517,133		135,072

Investment:

Acquisition of property, machinery and equipment – Net	(183,990)	(250,319)	(171,847)		(15,300)
Spin-off of investments in associated companies			2,123,515		189,059
Advance payments to Pappas Telecasting Companies, through Azteca America	(686,234)	(473,965)
Account receivable from Pappas Telecasting of Southern California, LLC	(198,712)
Reimbursement of premium on issuance of capital stock of Todito			33,784		3,008
Minority interest – Net	(3,059)	604	(10,480)		(933)

Resources (used in) provided by investing activities	(1,071,995)	(723,680)	1,974,972		175,834

Financing:

Bank loans and ATC loans - Net	38,433	(347,891)	933,690		83,127
Guaranteed senior notes	(427,172)	315,002	180,335		16,055
Loan granted to related party		(206,946)
Preferred dividend paid	(43,803)	(41,553)	(36,902)		(3,285)
Stock options exercised	84,601	24,829	28,827		2,567
Sale of treasury shares	168,888	141,943	99,775		8,883
Repurchase of shares	(44,886)	(176,623)
Financial instruments		(180,256)	(99,775)		(8,883)
Decrease in capital			(1,441,843)		(128,369)
Spin-off of investments in associated companies			(2,123,515)		(189,059)

Resources used in financing activities	(223,939)	(471,495)	(2,459,408)		(218,964)

Net increase (decrease) in cash and marketable securities	396,577	(267,825)	1,032,697		91,942
Cash and marketable securities at beginning of year	1,319,834	1,716,411	1,448,586		128,970

Cash and marketable securities at end of year	Ps 1,716,411	Ps 1,448,586	Ps 2,481,283	US$	220,912

(*)	The US dollar figures represent the Mexican peso amounts as of December 31, 2003 expressed as of December 31, 2003 purchasing power translated at the exchange rate of Ps11.232 per US dollar and are not covered by the Report of Independent Registered Public Accounting Firm.

The accompanying notes are an integral part of these consolidated financial statements.

TV AZTECA, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2002 AND 2003

(monetary amounts expressed in thousands of Mexican pesos (Ps)

of December 31, 2003 purchasing power and thousands of

U.S. dollars (US$), except exchange rates and per share amounts)

NOTE 1 - THE COMPANY AND BASIS OF PRESENTATION:

In July 1993, TV Azteca, S. A. de C. V. (the “Company”), was acquired by the stockholders for Ps2,000,050 nominal (equivalent to US$642,700 at the date of acquisition) in connection with the Mexican government’s privatization of certain television stations and related assets. The Company and its subsidiaries are engaged principally in the broadcasting and production of television programs, and the sale of advertising time.

The consolidated subsidiaries of the Company as of December 31, 2003 were:

•	Televisión Azteca, S. A. de C. V.

•	Grupo TV Azteca, S. A. de C. V.

•	Azteca Records, S. A. de C. V.

•	Alta Empresa, S. A. de C. V.

•	Servicios Especializados TAZ, S. A. de C. V.

•	Producciones Especializadas, S. A. de C. V.

•	Producciones Exclusivas, S. A. de C. V.

•	Grupo Promotora Empresarial, S. A. de C. V.

•	Producciones Azteca Digital, S. A. de C. V.

•	Azteca Digital, S. A. de C. V.

•	Corporación de Asesoría Técnica y de Producción, S. A. de C. V.

•	Operadora Mexicana de Televisión, S. A. de C. V.

•	Multimedia, Espectáculos y Atracciones, S. A. de C. V. (formerly Azteca Publishing, S. A. de C. V.)

•	Inversora Mexicana de Producción, S. A. de C. V.

•	Servicios Aéreos Noticiosos, S. A. de C. V.

•	SCI de México, S. A. de C. V.

•	Grupo TV Azteca, S. A. de C. V. (El Salvador)

•	Servicios Locales de Producción, S. A. de C. V.

•	Servicios Foráneos de Administración, S. A. de C. V.

•	Azteca Telecasting, L. P.

•	Alta Empresa Holdings, B. V.

•	Alta Empresa International, B. V.

•	Red Azteca Internacional, S. A. de C. V.

•	Azteca International Corporation

•	TV Azteca Comercializadora, S. A. de C. V.

•	Valores Sabego, S. A. de C. V.

The consolidation of the net assets of Canal 12 de Televisión, S. A. de C. V. (acquired in 1997) resulted in a minority interest of Ps9,063 at December 31, 2002. On December 5, 2003, the Company sold its interest in this subsidiary for US$6,000 and recognized a gain of US$233 (Ps2,389).

The financial statements of the subsidiaries incorporated abroad included in the consolidation are translated in conformity with the requirements of Statement B-15 issued by the Accounting Principles Commission of the Mexican Institute of Public Accountants (“MIPA”). The translation effect was not significant.

All intercompany balances and transactions have been eliminated in consolidation. The Company consolidates all of its majority-owned subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in the preparation of the consolidated financial statements, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements, are summarized below:

a. Accounting for effects of inflation

The consolidated financial statements and notes are expressed in thousands of Mexican pesos. They have been prepared in accordance with generally accepted accounting principles as promulgated by the MIPA. The recognition of the effects of inflation on the financial information was carried out in accordance with the following rules, which are in conformity with Statement B-10:

•	Inventories, property, machinery and equipment of Mexican origin, television concessions, exhibition rights of Mexican origin, deferred charges and other non-monetary assets and liabilities are restated by applying factors derived from the National Consumer Price Index (“NCPI”), issued by the Banco de México.

•	Exhibition rights and machinery and equipment of foreign origin (mainly from the United States of America and Japan) are restated by applying inflation factors of the countries of origin to the historical foreign currency costs and then converting to Mexican pesos at the exchange rate in effect at the balance sheet date.

•	The components of stockholders’ equity are restated using factors derived from the NCPI.

•	The cumulative differential gain or loss from holding non-monetary assets which are not restated using factors derived from the NCPI is included in stockholders’ equity under the caption “Deficit in the restatement of capital”.

•	The purchasing power gain or loss from holding monetary liabilities and assets is included in net comprehensive financing cost.

All consolidated financial statements presented are expressed in constant pesos of purchasing power of December 31, 2003.

The NCPI used to recognize the effects of inflation in the financial statements was 97.354, 102.904 and 106.996 as of December 31, 2001, 2002 and 2003, respectively.

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

c. Cash and marketable securities

The Company considers all highly liquid investments to be marketable securities.

d. Financial instruments

Investments in derivative financial instruments are shown in the balance sheet as assets and liabilities stated at market value. Realized and unrealized gains or losses on those instruments are recorded based on the market value on the date of sale or at the close of the period. See Note 4.

e. Barter transactions

Barter transactions represent non-cash transactions in which the Company sells advertising time to a third party in return for assets or services. These transactions are accounted for on the basis of the fair market value of the assets or services covered by the barter contracts. During the years ended December 31, 2001, 2002 and 2003, net revenue derived from barter transactions amounted to Ps87,823, Ps152,049 and Ps300,529, respectively.

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

At December 31, 2002 and 2003, the allowance for unused exhibition rights amounted to Ps238,576 and Ps223,687, respectively, which represents management’s best estimate of exhibition rights which are not expected to be used prior to their expiration.

Exhibition rights at December 31, 2002 and 2003, also include Ps342,326 and Ps356,419, respectively, associated with internally produced programming. Costs of internally produced programming are expensed when the programs are initially aired, except in the case of telenovelas. Until December 31, 2002, costs of telenovelas were amortized over a four-year period.

Effective January 1, 2003, the Company changed the amortization period for the 20% of the costs of telenovelas destined to the United States market to a six-year period. The new amortization period reflects the experience and future plans of the Company in the U.S. markets. The effect of this change resulted in a reduction of Ps36,675 in the amortization expense for the year ended December 31, 2003.

g. Inventories and costs

Inventories of merchandise, materials and spare parts, and their related costs, are stated at average cost and are restated by using factors derived from the NCPI. Amounts so determined do not exceed market.

h. Property, machinery and equipment

Property, machinery and equipment acquired through December 31, 1996, and the related depreciation, were stated at net replacement cost determined at that date on the basis of appraisals performed by independent appraisers registered with the National Banking and Securities Commission. Property, machinery and equipment acquired on or after January 1, 1997 are initially stated at cost. Both the replacement costs of assets of Mexican origin acquired through December 31, 1996 and the costs of assets of Mexican origin acquired on or after January 1, 1997 are restated by applying inflation factors derived from the NCPI. Assets of non-Mexican origin acquired through December 31, 1996 and thereafter are restated by applying inflation factors of the countries of origin to the historical foreign currency costs and then converting to Mexican pesos at the exchange rate in effect at the balance sheet date.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the fixed assets as estimated by the Company.

The annual depreciation rates are the following:

Buildings	5%
Machinery and operating equipment	5%
Furniture and office equipment	10%
Transportation equipment	20%
Other fixed assets	25%

Effective January 1, 2002, the Company changed the annual depreciation rate of the transmission towers, from 16% to 5%, based on the remaining useful life of these assets.

i. Investment in affiliates

Investment in affiliates is recorded by the equity method and is included in the balance sheet under other assets.

In the case of the investment in Unefon, S. A. de C. V. (“Unefon”), until December 31, 2002 this investment reflected the net book value of Unefon. See Note 7a. for a discussion of the spin-off of this investment.

The investments in Unefon and Todito are presented in the balance sheet as “Investment in Unefon” and “Investment in Todito.com, S. A. de C. V.”, respectively. See Note 7.

j. Intangible assets

Effective January 1, 2002, the Company adopted Statement C-8 “Intangible assets” issued by the Accounting Principles Board of the MIPA. This Statement requires intangible assets to be recognized on the balance sheet as long as they are identifiable, provide expected future economic benefits and the company has control over such benefits. It also provides that intangible assets with an indefinite useful life should not be amortized and intangible assets with a definite life should be amortized systematically, based on the best estimate of their useful life determined in accordance with the expected future economic benefits. These assets are subject to an annual evaluation of their recoverable value, to identify any impairment losses.

k. Television concessions

The aggregate value of the television concessions was determined based on the excess of the purchase price paid for the assets of the Company over their book value at the time of privatization.

As a result of the adoption of Statement C-8, on January 1, 2002, the Company determined that its television concessions qualified as intangible assets of indefinite useful life. Therefore, the Company no longer amortizes its concessions.

Prior to January 1, 2002, the Company’s television concessions were amortized by the straight-line method over the relevant concession periods then in existence. Amortization expense for the year ended December 31, 2001 amounted to Ps125,930.

l. Impairment of the value of long-lived assets

In 2003 the Company adopted Statement C-15 “Impairment of the Value of Long-Lived Assets and their Disposal” issued by the Accounting Principles Board of the MIPA. This Statement establishes, among other things, the general criteria for the identification and, when applicable, the recording of impairment losses or a decrease in the value of long-lived assets, tangible and intangible, including goodwill. The adoption of this Statement did not have any effect on the Company’s financial position or net income at December 31, 2003.

m. Goodwill

The excess of cost over the book value of subsidiaries acquired is amortized using the straight-line method over 20 years and restated by applying factors derived from the NCPI to its historical cost. Amortization expense for the years ended December 31, 2001, 2002 and 2003 amounted to Ps42,974, Ps39,137 and Ps39,715, respectively.

n. Deferred costs

Deferred costs relate primarily to the debt issuance costs of the guaranteed senior notes (as defined in Note 9) and are amortized over the life of the notes. See Notes 7 and 9.

o. Labor benefits

Seniority premiums to which employees are entitled upon termination of employment after seven years of service are expensed in the years in which the services are rendered. The related obligation is determined in accordance with Statement D-3, “Labor Obligations”, issued by the MIPA, based on actuarial studies.

Other compensation based on length of service, to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

p. Deferred income tax

Deferred income tax is recorded by the comprehensive asset-and-liability method, which consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of all assets and liabilities at the date of the financial statements. See Note 11.

q. Comprehensive income (loss)

Comprehensive income (loss) is represented by the net income (loss) plus the gain or loss from holding non-monetary assets, and items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions.

r. Revenue recognition

Revenues from advertising contracts are recognized as the contracted advertising is aired. Net revenue includes revenue from advertisers less sales commissions paid. During the years ended December 31, 2001, 2002 and 2003 sales commissions paid amounted to Ps370,818, Ps379,359 and Ps462,189, respectively.

s. Advertising advances

The Company enters into two principal types of advance advertising agreements with customers. The Azteca plan generally requires advertisers to pay in full within four months of the date in which they sign the advertising agreement. The Mexican plan allows customers to pay for advertising by making cash deposits from 10% to 20% of the advertising commitment, with the balance payable in installments, which are generally supported by promissory notes, over the period during which the advertising is aired. The Company records cash or other assets received and the amounts due and its obligation to deliver advertising under both types of advance advertising agreements when the contracts are signed. The amounts represented by such advertising advances are credited to net revenue as the contracted advertising is aired. Such obligations with respect to advertising advances are considered non-monetary liabilities and are restated by applying factors derived from the NCPI.

t. Earnings per share applicable to majority stockholders

Earnings per share is calculated based on the net income attributable to the majority stockholders divided by the weighted average number of shares outstanding during each of the years ended December 31, 2001, 2002 and 2003. See Note 10. The weighted average number of common shares outstanding during each of the years ended December 31, 2001, 2002 and 2003 were 9,025 million, 9,057 million and 9,125 million, respectively.

As required by Statement B-14, “Earning per share”, issued by the MIPA, earnings per share was as follows:

	Year ended December 31,
	2001	2002	2003
Earnings per preferred and common shares	Ps 0.174	Ps 0.113	Ps 0.173

Additional earnings per preferred shares	Ps 0.044	Ps 0.044	Ps 0.044

u. Stock option plans for employees

Stock options granted to employees are recorded when the options are exercised by crediting paid-in capital stock for the amount of cash received.

v. Liabilities, provisions, contingent assets and liabilities and commitments

On January 1, 2003, Statement C-9 “Liabilities, provisions, contingent assets and liabilities and commitments,” issued by the Accounting Principles Board of the MIPA, went into effect. This Statement establishes general rules for the valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as part of its normal operations.

As a consequence of the adoption of this Statement, the Company’s liabilities represent present obligations and the liability provisions recognized in the balance sheet represent present obligations whose settlement will probably require the use of economic resources. These provisions have been recorded, based on management’s best estimate of the amount needed to cover the existing liability; however, actual results could differ from the provisions recognized. At December 31, 2003, the provisions were not significant.

The adoption of this Statement did not have a significant effect on the Company’s financial position or results of operations.

w. Reclassifications

Certain reclassifications have been made to conform 2002 amounts to the current year’s presentation.

x. New accounting pronouncements

In May 2004, the MIPA issued Bulletin B-7, “Business Acquisitions,” which provides guidance for accounting of business acquisitions and investments in associated entities. Bulletin B-7 requires that all business acquisitions and investments in associates be accounted for by a single method, the purchase method, and supplements the accounting for the recognition of intangible assets as a part of a business acquisition. Upon adoption of Bulletin B-7, goodwill should not be amortized, but rather tested for impairment at least on an annual basis. Bulletin B-7 also provides guidelines for the acquisition of a minority interest, and for asset transfers and business acquisitions among entities under common control. Adoption of Bulletin B-7 is effective for periods beginning on January 1, 2005 with early adoption encouraged. The Company is currently evaluating the effect that the adoption of Bulletin B-7 will have on the financial statements.

In April 2004, the MIPA issued Bulletin C-10, “Derivative Financial Instruments and Hedge Operations.” Bulletin C-10 establishes accounting and reporting standards requiring that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or a liability measured at its fair value. Bulletin C-10 also requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria is met. Special accounting for qualifying hedges allows a derivative’s gain or loss to offset related results on the hedged item in the income statement and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Bulletin C-10 is effective for periods beginning on January 1, 2005, with early adoption recommended. The Company is currently evaluating the effect that the adoption of Bulletin C-10 will have on the consolidated financial statements.

NOTE 3 - FOREIGN CURRENCY POSITION:

Monetary amounts in this note are expressed in thousands of U.S. dollars (US$) except exchange rates, since this is the currency in which most of the Company’s foreign currency transactions are carried out.

Since December 1994 the Mexican government has allowed the peso to float freely in the foreign exchange market. At December 31, 2003, the exchange rate used by the Company for financial reporting purposes was Ps11.232 to the dollar (Ps9.16 and Ps10.395 at December 31, 2001 and 2002, respectively). As a result, the Company had net exchange income (losses) of Ps205,524 (Ps367,158) and (Ps191,263) during the years ended December 31, 2001, 2002 and 2003, respectively, which are shown in the statement of results of operations as a component of comprehensive financing cost.

At March 31, 2004, the date of issuance of the consolidated financial statements, the exchange rate was Ps11.21 per dollar.

At December 31, 2002 and 2003, the Company had monetary assets and liabilities in foreign currencies as shown as follows.

	At December 31,
	2002		2003
Assets	US$	491,936	US$	510,347
Liabilities		(674,511)		(727,161)

Net short position	US$	(182,575)	US$	(216,814)

At December 31, 2002 and 2003, the Company had no hedge contracts for protection against foreign exchange risks.

NOTE 4 - OPERATIONS WITH FINANCIAL INSTRUMENTS:

a. Marketable securities

During 2002, the Company purchased Ps295,988 (nominal) of Ordinary Participation Certificate (“CPOs”) of Grupo Elektra, S. A. de C. V. (“Grupo Elektra”), a related party. In October 2002, the Company entered into a put option agreement with an unrelated third party for its CPOs in Grupo Elektra, which expired in October 2003 without being exercised. Pursuant to the option agreement, the Company was required to pay a premium of 10.5% of the total option valued at the strike price. Also, in October 2003, the Company entered into a call option agreement with an unrelated third party for these CPOs, receiving a premium of 4.75% of the total option valued at strike price, which was exercised in December 2003, and not renewed thereafter. For the years ended December 31, 2002 and 2003, the Company recorded a (loss) and gain in comprehensive financing cost of (Ps58,907) and Ps19,949, respectively, to reflect the fluctuation in the market value of the investment. As of December 31, 2003, the Company divested itself totally of this instrument.

b. Financial instruments

In January 2002 and in April and May 2003, the Company contracted monthly certificates of deposit with a rate of return based on the market value of the Company’s CPOs, which were recorded in stockholders’ equity. The Company has periodically renewed the certificates of deposit upon expiration. For the years ended December 31, 2002 and 2003, as a result of the change in market value of the CPOs, the Company recognized a (loss) gain of (Ps35,451) and Ps217,201, respectively, in stockholders’ equity. At December 31, 2002 and 2003, the outstanding balance of this investment was Ps144,805 and Ps461,781, respectively.

NOTE 5 - ACCOUNTS RECEIVABLE:

	At December 31,
	2002		2003
Amounts due from advertisers	Ps	4,597,227	Ps	4,837,258
Accounts receivable from Unefon advertising agreement (see Note 8)		83,851		259,199
Taxes recoverable		120,612		178,197
Prepaid expenses		69,380		68,434
Other accounts receivable (see Note 8o)		338,923		449,795

		5,209,993		5,792,883
Allowance for uncollectible accounts		(93,421)		(71,054)

	Ps	5,116,572	Ps	5,721,829

Amounts due from barter transactions included in amounts due from advertisers amounted to Ps366,655 and Ps514,072 as of December 31, 2002 and 2003, respectively.

The Company evaluates periodically the recoverability of amounts due from advertisers and other accounts receivable. When it is determined that such accounts are not recoverable, the amounts due from advertisers are charged to net revenue and other accounts receivable are charged to other expenses.

NOTE 6 - PROPERTY, MACHINERY AND EQUIPMENT:

	At December 31,
	2002		2003
Buildings	Ps	1,162,653	Ps	1,167,335
Machinery and operating equipment		2,404,150		2,707,566
Furniture and office equipment		232,013		232,783
Transportation equipment		360,588		364,573
Other fixed assets		551,384		561,242

		4,710,788		5,033,499
Accumulated depreciation		(2,971,371)		(3,419,719)

		1,739,417		1,613,780
Land		576,912		566,751
Construction in progress		3,702		4,128

	Ps	2,320,031	Ps	2,184,659

At December 31, 2002 and 2003, property, machinery and equipment amounting to Ps1,016,022 and Ps793,447, respectively, have been pledged to guarantee bank loans. See Note 9.

NOTE 7 - OTHER ASSETS:

	At December 31,
	2002		2003
Investment in affiliates	Ps	68,202	Ps	147,917
Advances to Corporación de Noticias e Información, S. A. de C. V.		309,831		285,355
Deferred costs related to the issuance of guaranteed senior notes - Net		82,027		62,012
Account receivable from Pappas Telecasting of Southern California, LLC (see Azteca America below)		244,917
Other assets		156,158		184,113

	Ps	861,135	Ps	679,397

Advance payments to Pappas Telecasting Companies, through Azteca America (see Azteca America below)	Ps	1,200,312	Ps	1,451,105

Investment in Todito.com, S. A. de C. V. (Todito)	Ps	332,689	Ps	214,716

Investment in Unefon	Ps	1,825,653	Ps	—

Investment in 50% equity interest in Cosmofrecuencias, S. A. de C. V. (Cosmofrecuencias)	Ps	368,829	Ps	—

Corporación de Noticias e Información, S. A. de C. V. (“CNI”)

On December 10, 1998, the Company entered into a Joint Venture Agreement with Televisora del Valle de México, S. A. de C. V. (“TVM”), the owner of the concession for UHF Channel 40 in Mexico City, and its subsidiary CNI.

The original contract was established with the following terms:

1.	The Company agreed to provide advisory services to TVM and CNI regarding the television operations of Channel 40 for a period of 10 years or until the expiration of TVM’s television concession, whichever is shorter.

2.	Under a Programming, Promotion and Commercialization Agreement with TVM, CNI agreed to cede to the Company the rights and obligations, originally established in favor of CNI, to program and operate Channel 40. The Company agreed to pay to CNI 50% of the joint venture’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) on a quarterly basis, with an advance payment of US$15,000 to be applied against future EBITDA generated from the operation of Channel 40, over a maximum period of ten years. At December 31, 1999, the Company had made advances of US$15,000.

3.	The Company has provided a US$10,000 credit facility in favor of CNI for a period of ten years with a grace period for the payment of principal and interest of three years. The interest accrues at an annual interest rate based on the maximum interest rate paid by the Company plus 25 basis points. As security for the loan, 51% of the capital stock of TVM owned by Mr. Javier Moreno Valle was pledged as collateral. At December 31, 2002 and 2003, CNI had drawn down US$10,000 under this credit facility.

4.	Under a purchase option contract, the Company has the right to acquire up to 51% of the capital stock of TVM beginning in November 2002. The sale price of the capital stock would be the greater of US$100,000 (which increases gradually over time) and ten times the EBITDA generated by Channel 40 for the 12 months preceding the exercise of the purchase option, adjusted for the number of shares being purchased. This contract also gives Mr. Javier Moreno Valle and Mr. Hernán Cabalceta Vara the right to put their entire CNI capital stock to the Company for the same purchase price per share under certain circumstances. The Company has the right to transfer the shares acquired to any of its subsidiaries.

5.	Under the terms of this agreement, the Company has the right to determine all Channel 40 programming except for 16 and one-half hours per week that is to be made up of CNI-determined programming. In return for the transmission rights of this CNI-determined programming through Channel 40, the Company agreed to pay CNI, during the first year, US$5.0 for each 60 minute program or its equivalent broadcast and, after the second year, US$1.65 for each rating point generated by the broadcast of CNI-determined programming on Channel 40.

6.	To improve the efficiency of Channel 40’s operations, the Company agreed to provide accounting, administrative, computer, technical or any other advice that will improve the operations and administration of Channel 40.

In July 2000, CNI stopped broadcasting the Company’s signal, in violation of its contractual obligation under the joint venture agreement, and the Company’s signal has not been broadcast on Channel 40 since this date. In response to CNI’s actions, the Company filed several lawsuits against CNI. At March 31, 2004, date of issuance of these consolidated financial statements, this matter is in litigation. The Company is seeking lost profits and the enforcement of its purchase option right under the joint venture agreement to acquire up to 51% of the capital stock of TVM. As of December 31, 2002 and 2003, the Company has claimed an aggregate amount of US$34,000 from CNI, which includes US$9,000 representing interest on the credit facility and additional operating expenses for account of CNI in connection with the joint venture, which may be recovered from future earnings of the joint venture.

In December 2002, an Arbitration Tribunal of the International Court of Arbitration of the International Chamber of Commerce issued an award concluding that the joint venture and the purchase option agreement entered into by the Company and CNI are valid, in effect and enforceable. As a consequence of this conclusion, the Company believes that the terms of the arbitration award confirms the Company’s right to operate Channel 40 as stipulated by the joint venture and to exercise its right to acquired up to 51% of the capital stock of TVM. In December 2002, the signal of TV Azteca was reestablished at Channel 40. Following this event, the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes, or SCT) took exclusive control of the Channel 40 transmission site and signal. In January 2003, CNI filed an action for relief (amparo) before a federal court seeking to reverse SCT’s decision to take exclusive control of the Channel 40 transmission site and signal. On January 27, 2003, CNI regained control of the Channel 40 transmission site and signal. On that same day, the Company appealed the decision, however, as of the date of these financial statements, no TV Azteca signal is being broadcasting on Channel 40. Although no assurance can be given, management of the Company believes that even if the litigation were to be adversely determined against the Company, CNI would be indebted to the Company for approximately US$34,000, which indebtedness would continue to be secured by the pledge of 51% of TVM’s capital stock, accordingly, no reserve has been established in connection with this matter.

Azteca America

In September 2000, the Company and Pappas Telecasting Companies (“Pappas Group”), a broadcasting company based in the United States, entered into a joint venture (“Azteca America JV”), with the purpose of creating a new television broadcast network.

Prior to the launch date, Pappas Group agreed to pay the Company a monthly fee of approximately US$1,500. During the year ended December 31, 2001, the Company received US$6,731 under the terms of this agreement, which was recorded as net revenue in the Company’s results of operations.

In June 2001, the Company and Pappas Group agreed to change their strategy, and as a result of this, the Azteca America JV was terminated.

In July 2001, the Company, through Azteca International Corporation (Azteca America), a company incorporated in the U.S., launched the Azteca America Network, a new Spanish-language television broadcast network in the U.S. Through Azteca America, its wholly-owned subsidiary, the Company establishes affiliate relationships with television broadcast stations in U.S. markets that have a significant Hispanic population. In addition, Azteca America’s affiliates may enter into distribution agreements with cable operators. Through the Azteca America Network, the Company distributes in the U.S. certain of its programming including telenovelas, reality programming, sports, news and other general entertainment programming in the Spanish language, which the Company refers to as the Azteca America Programming.

In 2001, Azteca America entered into station affiliation agreements with affiliates of Pappas Group in the Los Angeles, San Francisco, Houston and Reno television markets. When Azteca America entered into station affiliation agreements with Pappas Telecasting of Southern California LLC (“Pappas California”), operator of its Los Angeles affiliate, the Company became a party to credit agreements and Azteca America entered into an equity option agreement that gave it the right to acquire an equity interest in Pappas California. Additionally, in connection with entering into the station affiliation agreements with affiliates of Pappas Group in the San Francisco and Houston television markets, Azteca America acquired a 25% equity interest in each of the television stations for an aggregate purchase price of US$70,654.

In 2002, the Company and Pappas Group were involved in a number of lawsuits regarding certain agreements between the parties. However, on February 13, 2003, the Company announced that a definitive settlement agreement that resolved all of the outstanding litigation and disputes between the Company and Pappas Group had been executed. As part of this settlement, Pappas Group re-acquired the 25% equity interests held by Azteca America in the Pappas Group-controlled San Francisco and Houston station affiliates. In addition, the outstanding indebtedness of Pappas California, the operator of its Los Angeles affiliate, in the amount of US$56,200 was cancelled as well as Azteca America’s option to purchase an equity interest in its Los Angeles affiliate. In return, Pappas Group issued Azteca America a promissory note (“the New Pappas Promissory Note”), in the initial principal amount of US$128,000 that is secured by the assets of its Los Angeles station. The initial maturity date of the New Pappas Promissory Note was April 30, 2003, which was extended to June 30, 2003. However, since Pappas Group did not repay the New Pappas Promissory Note prior to its initial maturity date, the principal amount was increased to US$129,000. The New Pappas Promissory Note bears interest at an annual rate of 11.6279% from the initial maturity date.

Under the terms of the settlement, the parties agreed that if the New Pappas Promissory Note was not paid prior to the initial maturity date, the three-year Local Marketing Agreement (“LMA”) between Azteca America and Pappas California would become effective with respect to the Los Angeles station and, in addition, Azteca America would have, as from January 1, 2006, the option to purchase all of the assets of the Los Angeles station for a purchase price of US$250,000, subject to applicable statutory limitations and receipt of all necessary regulatory approvals. Since the New Pappas Promissory Note was not repaid on or before June 30, 2003, the LMA and the purchase option have become effective.

Under the LMA, Azteca America is entitled to retain all advertising revenue generated from the programming it supplies to the station. Azteca America pays an annual LMA fee of US$15,000 to Pappas Group, which is offset dollar-for-dollar by the interest payable on the Note.

Azteca America and Pappas Group also agreed to certain modifications of the existing station affiliation agreements governing the Los Angeles, San Francisco, Houston and Reno stations.

In addition to Azteca America’s arrangements with Pappas Group affiliates, at December 31, 2002 and 2003, Azteca America had also entered into station affiliation agreements with television broadcast companies covering approximately 53% and 73%, respectively, of the U.S. Hispanic population.

Pursuant to these station affiliation agreements, the stations have been granted exclusive licenses for over-the-air broadcasting of Azteca America programming in their respective markets. These agreements have terms ranging from two to seven years which may be automatically renewed for a specified duration, also ranging from two to seven years. Azteca America has the right to receive all of the net advertising revenue that it generates on each of the broadcast stations other than in the Las Vegas and Orlando markets, where it is only entitled to 50% of the net advertising revenue.

In the years ended December 31, 2001, 2002 and 2003, net advertising revenues generated through Azteca America amounted to Ps73,846, Ps39,486 and Ps118,319, respectively.

Todito

In its meeting held on February 9, 2000, the Company’s Board of Directors approved a US$100,000 investment in Todito. The investment was made on February 14, 2000 through an advertising, programming and services agreement (see Note 8), in exchange for 50% of the capital stock of Todito. The Company has the ability to exercise significant influence, but not control, over the operations of Todito. This investment is accounted for by the equity method and is presented on the balance sheet as “Investment in Todito”. This acquisition resulted in goodwill of Ps564,942. The amortization of goodwill for the years ended December 31, 2001, 2002 and 2003 was Ps28,342, Ps28,342 and Ps28,342, respectively.

In May 2003, Todito made a pro rata reimbursement of the premium on issuance of its capital stock in an amount of Ps67,568, of which Ps33,784 was received by the Company and was credited to the investment in Todito.

Todito operates a Spanish-language Internet portal and internet connection service located at “www.todito.com” that was launched in August 1999 by Dataflux, S. A. de C. V. (“Dataflux”), a company controlled by the brother of Mr. Salinas Pliego. Todito’s website provides e-commerce and other services to Mexico and the Hispanic population in the United States.

Unefon and Cosmofrecuencias

a.	Spin-off of the investment

On October 16, 2003, the Company’s Board of Directors approved a spin-off of the investment in shares of Unefon and Cosmofrecuencias and part of the stockholders’ equity to create a spun-off company by the name of Unefon Holdings, S. A. de C. V. (Unefon Holdings), a related party, with balances at December 31, 2003. This decision was ratified at the extraordinary stockholders’ meeting held on December 19, 2003.

The advertising agreements between Unefon and the Company, as well as the accounts receivable that Unefon is required to pay to the Company, will remain unchanged.

As a result of the spin-off the Company no longer has any investment in the telecommunications industry.

Following is condensed consolidated information at December 31, 2003 concerning the effects of the spin-off on the Company’s financial statements:

	Prior to the spin-off		Effects of the spin-off		Post- spin-off balances
ASSETS

Current assets	Ps	9,335,219			Ps	9,335,219
Investment in Unefon		666,568	Ps	(666,568)		—
Investment in Cosmofrecuencias		89,010		(89,010)		—
Accounts receivable from Unefon		1,798,437				1,798,437
Property, machinery and equipment - Net		2,184,659				2,184,659
Television concessions - Net		3,851,552				3,851,552
Investment in Todito		214,716				214,716
Advance payments to Pappas Telecasting
Companies, through Azteca America		1,451,105				1,451,105
Other non-current assets		2,463,097				2,463,097

Total assets	Ps	22,054,363	Ps	(755,578)	Ps	21,298,785

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities	Ps	3,764,096			Ps	3,764,096
Long-term liabilities		12,935,853				12,935,853
Stockholders’ equity		5,354,414	Ps	(755,578)		4,598,836

Total liabilities and stockholders’ equity	Ps	22,054,363	Ps	(755,578)	Ps	21,298,785

The spin-off had no effect on the results of operations or financial position of the Company as of December 31, 2003.

The following is an analysis of movements of the investment in shares of Unefon and Cosmofrecuencias for the year ended December 31, 2003:

	Unefon		Cosmofrecuencias		Total
Balances at January 1, 2003	Ps	1,825,653	Ps	368,829	Ps	2,194,482
Loss for the period from holding non monetary assets		(70,967)				(70,967)

Balances prior to recognition of accumulated equity in the results of associated companies		1,754,686		368,829		2,123,515
Recognition of accumulated equity in the results of associated companies		(508,412)		(73,000)		(581,412)
Impairment		(579,706)		(206,819)		(786,525)

Balances at December 19, 2003		666,568		89,010		755,578
Spin-off of the investments in Unefon and Cosmofrecuencias on December 19, 2003		(666,568)		(89,010)		(755,578)

Balances at December 31, 2003	Ps	—	Ps	—	Ps	—

b.	Background on the investment

On May 14, 1999, the Company signed an agreement (the “Stockholders Agreement”) with Ricardo B. Salinas Pliego and Moisés Saba Masri, to invest in Unefon and its subsidiaries. Unefon is a personal telecommunications fixed digital wireless network that is a provider of wireless mobile telephone services in Mexico. The Stockholders’ Agreement establishes that Unefon must be operated and managed as a joint venture, initially between Ricardo Salinas and Moisés Saba. The Stockholders’ Agreement required each of Ricardo Salinas and Moisés Saba Masri to contribute US$186,500 to Unefon’s capital, for a total of US$373,000 in capital stock. These capital contributions to Unefon were completed on June 15, 1999.

Before signing the Stockholders’ Agreement, Ricardo Salinas made a contribution to Unefon’s capital of approximately US$88,600, through Corporación RBS, S. A. de C. V., a company belonging to him, which was used to make an advance payment to the Mexican government for the acquisition of wireless concessions and for pre-operating expenses. Mr. Salinas made the balance of the contribution required by the Stockholders’ Agreement with funds borrowed from Azteca Holdings, S. A. de C. V. (“AH”), the Company’s parent. AH obtained part of the funds for this loan from the sale of 218 million of the CPOs of the Company owned by AH to a group of private Mexican investors. AH obtained the remaining funds for the loan from the sale by AH of 44 million TV Azteca CPOs to AH’s wholly-owned subsidiary, Compañía Operadora de Teatros, S. A. de C. V.

The Company acquired the interest in Unefon held by Ricardo Salinas at cost (including financial costs) for US$189,793, which was funded through: (i) proceeds from the issuance of shares; (ii) the payment of US$35,108 in cash and (iii) the cancellation of debts of US$43,067 owed to the Company by CRBS.

In February 2000, Unefon commenced operations.

At the extraordinary stockholders’ meeting held on October 2, 2000, the Unefon stockholders agreed to reduce Unefon’s capital stock by Ps611 million (nominal). At December 31, 2001, this reduction had not yet been made, and is shown in Unefon’s financial statements as an account payable to the stockholders, bearing interest at an annual rate of 8%. The stockholders used the proceeds of this capital reduction to capitalize a newly formed company owned 50% by the Company and 50% by Moisés Saba Masri, Cosmofrecuencias, for which purpose, the Company contributed Ps368,829 at December 31, 2001. In June 2002, the Company contributed to Cosmofrecuencias as a capital contribution its receivable from Unefon, including the accrued interest, for 50% of Cosmofrecuencias’ capital stock.

On October 19, 2000, the Board of Directors approved the grant to its stockholders of the rights to acquire the Company’s investment in Unefon and Cosmofrecuencias shares, a decision which was ratified at the ordinary stockholders’ meeting held on December 4, 2000. As determined by the Company’s Board of Directors, the Company’s existing stockholders would have the right to purchase the shares in Cosmofrecuencias from October 19, 2001 to October 19, 2006. The total exercise price for this option would be approximately US$32,000.

The grant of the rights (“Rights”) to acquire the Unefon shares was subject to receiving the requisite consent of the holders of the Company’s and AH’s Senior Notes. On March 27, 2001, the Company obtained the consents and paid a fee totaling Ps119,797 to the holders of the TV Azteca Notes (as defined in Note 9), which was recorded as part of its total investment in Unefon. The grant of the Rights was also subject to receiving certain third party approvals, including the approval of Nortel Networks Corporation (“Nortel”), Unefon’s major creditor, and to filing and effectiveness of a registration statement with the U.S. Securities and Exchange Commission that registers the Unefon shares underlying the Rights.

The Rights were exercisable until December 11, 2002, unless the period was extended by the Company or an acceleration event occurred. In December 2002, the Company’s Board of Directors approved an extension exercise period through December 11, 2003. Any Rights not exercised by the exercise date would expire and the Company would retain ownership of the shares together with Rights. The Rights would become exercisable prior to December 11, 2003 if the Board of Directors of the Company approved a merger of Unefon, a sale of all or substantially all of Unefon’s assets or a sale (by tender or otherwise) of a majority of Unefon’s shares or otherwise determined to accelerate the exercisability of the Rights.

With respect to the Company’s investment in Unefon (46.5% at December 31, 2002), the Company’s stockholders had the right to acquire those shares subject to the occurrence of certain conditions, at a price of US$0.15128 per Unefon share owned by the Company, for a total amount of US$176,998. At December 31, 2002, the Company’s investment in Unefon reflects the net book value of the investment at the date of the decision to sell Unefon. The Company would record any differences between the book value of the investment and the ultimate sales price once the stockholders exercised the purchase option and all the legal requirements of the transaction had been complied with.

In July 2002, the Company announced that its Board of Directors had approved seeking the approval of the Company’s shareholders to spin off of its investment in Unefon in the form of a distribution of all of the shares of Unefon that the Company owns to the Company’s shareholders at no cost before the end of 2002. However, as a consequence of the dispute between Unefon and Nortel, the Company’s Board of Directors postponed submitting the proposal to the Company’s shareholders. Finally, the spin-off was carried out in December 2003, once the disputes between Unefon and Nortel had been resolved.

The Rights to acquire the Unefon shares expired on December 12, 2003. The conditions for public offering had not been complied with and, therefore, they were not exercised. Moreover, at the Extraordinary Stockholders’ Meeting held on December 19, 2003, the stockholders decided to cancel the call option on the Cosmofrecuencias shares.

c.	Unefon financing and operating agreements

In September 1999, Unefon entered into a financing agreement and a procurement agreement with Nortel pursuant to which Nortel agreed to assist Unefon in the design and construction of its telecommunications network.

In December 2000, in connection with certain modifications of Unefon’s financing agreement with Nortel, the Company and Mr. Saba agreed, jointly and severally, in a shareholder’s agreement to provide Unefon with up to US$35,000 by way of either equity or subordinated debt in the event Unefon had liquidity problems in 2001 or 2002.

In July 2001, the Company and Moisés Saba Masri announced their intention to make loans to Unefon of up to US$80,000 each. The Company has suspended any further financial support to Unefon in light of Unefon’s dispute with Nortel. At December 31, 2003 and 2002, the Company had provided US$30,000 and US$48,000, respectively, of loan guarantees on behalf of Unefon, of which US$19,100 had become due and been paid by the Company. See Note 8.

On March 10, 2004, Unefon paid the Company US$17,000, after which Unefon’s debt under the loan guarantee was US$10,000 at that date, which includes US$8,000 of interest and guarantee fees.

Unefon and Nortel, Unefon’s major equipment supplier and former lender, became engaged in a dispute over each party’s compliance with the terms and conditions of the financing agreement, the procurement agreement and other related agreements entered into by the parties, which resulted in the filing of various legal actions by both parties. On June 16, 2003, Unefon reached a settlement with Nortel pursuant to which Unefon and Nortel released each other from all obligations arising out of the procurement agreement, financing agreement and any related agreements, and terminated all actions and proceedings of any kind between the parties or involving the parties and their counsel in the United States and Mexico. Unefon and Nortel also terminated the existing procurement agreement and entered into a new procurement agreement. In connection with the settlement, Operadora Unefon S.A. de C.V., principal subsidiary of Unefon, paid an aggregate of US$43 million to Nortel, of which US$18 million was applied to accounts receivable and US$25 million was applied to reduce the total amount of debt owed by Unefon to Nortel, leaving an outstanding balance of US$325 million as of the settlement date. Concurrently with the settlement, Codisco Investments LLC (“Codisco”), a company formed in the U.S., State of Delaware of which Mr. Ricardo Salinas Pliego, principal stockholder and chairman of the Board of Directors of the Company, indirectly owned 50%, purchased for US$107 million the US$325 million debt owed by Unefon to Nortel. The amount of US$150 million was paid for the settlement to Nortel, as follows: US$43 million was paid by Operadora Unefon at the date of the agreement, and US$107 million was paid by Codisco. Nortel and Codisco entered into an assignment and assumption agreement pursuant to which Codisco replaced Nortel as lender under the financing agreement, and Unefon’s stock pledges in favor of Nortel were assigned to Codisco. In the agreement which formalized the purchase of the debt, Nortel stipulated that the debt could not be sold to a party unrelated to Unefon without Nortel’s express consent.

In September 2003, Unefon signed a service agreement to provide capacity to an unaffiliated third party and received US$268 million as an advance payment under such agreement. Unefon used these funds, in addition to funds from operations and short-term loans, to pay off the debt owed to Codisco. With this payment, all of Unefon’s assets, that had been collateralizing the loan were released.

Unefon is required to pay Nortel US$25 million, via electronic transfer in immediately available fund in the event of a change in management control on or prior to December 15, 2005.

In December 2003, the Company was informed by the Securities and Exchange Commission of the United States (“SEC”) that it would conduct an investigation with respect to potential violations of the United States Securities and Exchange Act of 1934 and certain rules promulgated thereunder, in connection with the disclosure of these operations in various reports issued by the Company and Unefon during 2003 (See note 12).

NOTE 8 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

The Company had the following amounts due from and payable to related parties:

		At December 31,
	Reference	2002		2003
Accounts receivable:

Operadora Unefon, S. A. de C. V. (“Ounefon”)
- Building rental income	n	Ps	4,955	Ps	7,285
- Loans	o		207,648		216,425
- Interest receivable related to loans	k		7,577		53,662
- Prepaid telephone services	c		125,803		93,929
- Account payable for telephone services	c		(88,935)		(92,703)
- Guarantee fees (see Note 7)					37,791
- Other			12,148		15,681

		Ps	269,196	Ps	332,070

Azteca Holdings, S. A. de C. V.
- Loans	o		124,222		159,347
- Interest receivable related to loans	k		14,171		26,976

			138,393		186,323

Biper, S. A. de C. V.
- Paging services	d		(3,006)		13,155
- Interest receivable related to loans	k		3,174
- Loans	o		33,218
- Other			267

			33,653		13,155

Teleactivos, S. A. de C. V.
- 01900 service income	j		18,146		51,132
- Other			(1,106)		(4,677)

			17,040		46,455

Club Atlético Morelia, S. A. de C. V.
- Exhibition rights payable	f		(14,040)		(20,569)
- Advertising	b		37,289		15,179
- Other			7,416		10,950

			30,665		5,560

Movilaccess, S. A. de C. V.
- Loans					13,589
- Interest receivable related to loans	k				2,395
- Paging services	d				11,964

					27,948
Grupo Elektra
- Loans	o				4,177
- Other					5,756
- Interest receivable related to loans					1,127

					11,060

Corporación RBS, S. A. de C. V.
- Loans	o		4,018
- Interest receivable related to loans	k		595

			4,613

Other related parties			10,364		2,483

		Ps	503,924	Ps	625,054

Accounts payable:

Todito

- Banners	i		60,022		27,928
- Other			(1,430)		(674)

		Ps	58,592	Ps	27,254

Grupo Elektra
- Various services	h		18,169

			18,169

TV Cuscatleca
- Other			7,450

			7,450

Other related parties			297		258

		Ps	84,508	Ps	27,512

Additionally, as described in Note 7, at December 31, 2002, the Company had an account receivable from Pappas Telecasting of Southern California, LLC, a related party at that date.

In connection with the advertising agreement described in (b), the Company has recognized a long-term receivable of Ps2,088,827 and Ps1,798,437 at December 31, 2002 and 2003, respectively and a short-term receivable of Ps83,851 and Ps259,199, at December 31, 2002 and 2003, respectively. These receivables will be offset by advertising advances of Ps2,253,383 and Ps2,075,438 in each of the mentioned years.

The following effects were included in the income statements with respect to related party transactions:

	2001		2002		2003
Advertising revenue	Ps	284,631	Ps	277,754	Ps	329,481

Programming content	Ps	119,335	Ps	119,815	Ps	133,681

Sales services	Ps	8,569	Ps	12,531	Ps	16,454

Telephone services			Ps	(14,294)	Ps	(27,642)

Paging services			Ps	(2,672)	Ps	(9,444)

Exhibition rights	Ps	(45,298)	Ps	(52,450)	Ps	(62,554)

Various services income	Ps	25,212	Ps	40,285	Ps	62,101

Various expenses services	Ps	(18,602)	Ps	(4,470)	Ps	(29,911)

Write-off of other accounts receivable from related parties(1)			Ps	(264,885)

Write-off investments			Ps	(33,428)

Interest income	Ps	122,526	Ps	101,648	Ps	26,841

Donations	Ps	(106,964)	Ps	(112,410)	Ps	(102,757)

Building rental income	Ps	26,408	Ps	26,550	Ps	26,841

01900 Service income			Ps	79,373	Ps	59,660

Commission income on sales	Ps	8,791	Ps	19,740	Ps	7,000

(1)	During 2002, the Company recorded an allowance for uncollectible accounts against a loan receivable from Grupo Cotsa, S.A. de C.V. (Cotsa), a wholly owned subsidiary of the Company’s parent, for an amount of Ps.264,885. The original purpose of this loan was to allow Cotsa to acquire the TV Azteca shares owned by one of the Company’s shareholders before it became public in 1997. The Company expected to receive the payments from Cotsa once it sold certain properties it owned. The sales of such properties have not occurred and no payments have been received.

The principal transactions with related parties were as follows:

a. Advertising revenue

Revenue from broadcasting advertising for related parties amounted to Ps284,631, Ps277,754 and Ps329,481 during the years ended December 31, 2001, 2002 and 2003, respectively.

b. Advertising contracts

In March 1996, the Company entered into a Television Advertising Time Agreement with Grupo Elektra (a group related to Mr. Ricardo Salinas Pliego) under which Grupo Elektra (or any company in which Grupo Elektra has an equity interest) has the right to receive at least 300 advertising spots per week for a period of 10 years.

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

Effective September 30, 1996, the Company entered into a Television Advertising Time Agreement with Dataflux (the “Dataflux Advertising Agreement”) under which Dataflux (a company controlled by the brother of Mr. Ricardo Salinas Pliego) or any of its subsidiaries has the right to 480 advertising spots per month on Channel 7 or 13 for a period of 10 years. Each spot is to have a duration of 30 seconds. The aggregate amount of airtime provided by the Company under this agreement is not to exceed 2,880 minutes annually, and the advertising spots shall run only in otherwise unsold airtime. In exchange for the advertising time, Dataflux has agreed to pay the Company US$831 annually, payable in advance each year. The Dataflux Advertising Agreement may not be terminated by the Company; however, it may be terminated by Dataflux at any time upon at least 90 days’ notice.

In June 1998, the Company signed a ten year advertising agreement with Unefon (“Unefon Advertising Agreement”), which as been subsequently amended. Under the terms of the Unefon Advertising Agreement, Unefon (an equity investee of the Company) has the right to advertising spots on Channels 13 and 7 and their national networks, as well as any other open television channel operated or commercialized by the Company, either directly or indirectly through its affiliates or subsidiaries. The advertising spots that are the subject of the Unefon Advertising Agreement will total 120,000 GRPs (a GRP is a Gross Rating Point, which is the number of rating points for the broadcast of a 60-second commercial or proportional fraction thereof) over a ten-year period. The agreement may not be cancelled by either party.

Each year during the term of the agreement, Unefon will be able to make use of up to 35,000 GRPs. Unefon must submit a request for air time, specifying dates and hours of show-time, to the Company in advance.

Unefon is obligated to make use of 100% of the GRPs over a period of ten years. Any balance remaining after ten years will be automatically cancelled and the Company will have no further obligations to Unefon. Unefon will pay the Company 3% of its gross revenues up to a maximum of US$200,000 for the advertising services in installments as advertising is aired. Until December 31, 2002, the Company recorded revenue under the terms of this agreement as the GRPs were consumed based on a rate schedule established in the agreement, which provided for less expensive GRPs initially and more expensive GRPs toward the end of the agreement. In January 2003, the Company and Unefon amended the original agreement. Under the terms of the amended agreement, the Company is recording revenues based on the GRPs used, valued at a price equivalent to 3% of Unefon’s gross revenues up to a maximum of US$200,000. This change increased net revenues in the amount of Ps20,648 for the year ended December 31, 2003, for the total GRPs used at that date. All the other terms of the agreement remain the same. The original agreement provided that Unefon might defer making payments until the third year of the agreement, and Unefon must pay interest on any unpaid advertising aired, at the rate per annum of the average annual Costo Porcentual Promedio de Captación, plus three percentage points. However, during 2001 Unefon and the Company agreed to defer payments due in 2000, 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004, with the first payment due in June 2003. The deferred payments bear interest at an annual rate of 12%. Beginning in 2003, Unefon’s payments to the Company are due on a current basis. At December 31, 2003 and 2002, the aggregate deferred payments equaled US$9,111 and US$15,679 (including interest), respectively.

The Company’s right to payment under the agreement was subject to compliance by Unefon with its payment obligations under the finance agreement with Nortel.

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

Todito is required to use the GRPs over a five year period and the Company must provide a minimum of 14,000 GRPs per year. For the years ended December 31, 2001, 2002 and 2003, the income from advertising services provided under this agreement amounted to Ps72,419, Ps71,125 and Ps74,974, respectively.

Todito also has the right to display on its web site news programs, telenovelas, sporting events, and other programming material displayed by the Company on its web sites (“tvazteca.com.mx” and “tvazteca.com”).

The Company currently records the value of the content provided to Todito on a straight line basis over the life of the agreement. For the years ended December 31, 2001, 2002 and 2003, the Company recognized income of Ps119,335, Ps119,815 and Ps133,681, respectively, relating to programming content provided to Todito. Under the terms of the agreement, the Company cannot assign to third parties the right to use and exploit the content obtained from the Company through other web pages on the internet.

The Company has also agreed to lend assistance, through its sales department, in promoting to its customers and to advertising agencies the advertising services that Todito provides through its web site. For the years ended December 31, 2001, 2002 and 2003, the income from sales services provided under this agreement amounted to Ps8,569, Ps12,531 and Ps16,454, respectively.

On January 8, 2003, the Company entered into an advertising agreement with Biper, S. A. de C. V. (“Biper”) (a company controlled by Mr. Ricardo Salinas Pliego for Ps36,500 (nominal). Pursuant to the agreement, Biper has the right to air advertising spots on Channels 13 and 7 and their national networks from January 8, 2003 to January 7, 2005. Biper’s right under the agreement may be assigned to third parties.

On July 1, 2003, the Company signed an advertising agreement with an advertising agency under which the Company renders advertising services to Grupo Iusacell, S. A. de C. V., a related party (a company controlled by Mr. Ricardo Salinas Pliego. The agreement comprises the period from July 1, 2003 to December 31, 2004. For the year ended December 31, 2003, advertising services rendered to that company amounted to Ps20,231.

Banco Azteca, S. A. (“Banco Azteca”), a subsidiary of Elektra, entered into four Television Advertising Agreements dated October 8, 2003, December 9, 2003 and March 10 and 11, 2004, respectively, with Red Azteca Internacional, S. A. de C. V., a subsidiary of the Company, for the promotion of Banco Azteca products and services on Channel 7 and Channel 13.

c. Unefon telephone services

In June and December of 2002, Unefon billed the Company in advance telephone services for a total amount of US$13,250 (Ps148,824). The Company accounted for this payment as a prepaid service and as advances for telephone services for the same amount at inception. The account payable is US dollar denominated and exposes the Company to exchange losses as well as monetary gains. The prepaid services are only restated for the effects of inflation. Cash payments for Ps67,431 (US$6,500) were made as of December 31, 2002; no payments were made during 2003. For the years ended December 31, 2002 and 2003, prepaid telephone services used by the Company amounted to Ps14,294 and Ps27,642, respectively.

d. Paging services

In December 2001 and September 2002, the Company paid in advance paging services to Movilaccess, S. A. de C. V. and Biper S. A. de C. V., for the use by the employees of the Company, for an amount of Ps16,804 (nominal) and Ps20,000 (nominal), respectively. The prepaid paging services used by the Company amounted to Ps2,672 and Ps9,444 for the years ended December 31, 2002 and 2003, respectively.

e. Advertising

On December 31, 2001 and 2002 the Company billed advertising in advance to Atlético Morelia, S. A. de C. V. (Atlético Morelia) for a total amount of Ps19,387 and Ps67,000 (nominal).

f. Exhibition rights payable

During 2001, 2002 and 2003, the Company entered into several broadcasting agreements with Atlético Morelia, which include the commercial exploitation of all the soccer games in which the Atlético Morelia team (“Monarcas Morelia”) plays as local. For the years ended December 31, 2001, 2002 and 2003, revenues derived from these agreements amounted to Ps45,298, Ps52,450 and Ps62,554, respectively.

g. Various services income

During 2001, 2002 and 2003 the Company gave several services to related parties. For the years ended December 31, 2001, 2002 and 2003 income related to these services amounted to Ps25,212, Ps40,285 and Ps62,102, respectively.

h. Various expenses services

During 2001, 2002 and 2003 the Company has received various services by related parties. For the years ended December 2001 and 2003, the expenses related to this given services amounted to Ps18,603 and Ps4,470, respectively. For the year ended December 31, 2002 the Company did not receive any services.

i. Commission income on banner sales and other services with related parties

In 2001, 2002 and 2003, the Company’s sales force offered its customers the inventory of banners and other advertising services through the todito.com webpage. The Company charges for the banners and advertising services sold, and in exchange for that service the Company receives and records a 20% commission on sales. During the years ended December 31, 2001, 2002 and 2003, commission income on sales pertaining to these services amounted to Ps8,791, Ps19,740 and Ps7,000, respectively.

In December 2003, the Company and Todito signed an agreement for these services amounting to Ps210,000, for a period of 20 months as from the date of signature. The 20% commission will be recorded in income as services are rendered.

Also, the Company and a non-related party signed an agreement in November 2003 for the purchase of “Todito” banners to be subsequently sold to the Company’s customers. The agreement amounts to Ps140,000 for a three-year term, effective upon signing the agreement. For the year ended December 31, 2003, the Company had used Ps47,000 of that agreement, which were charged to income of the year.

j. 01900 service income

On March 1, 2002, the Company and Teleactivos, S. A. de C. V. (Teleactivos), a related party, signed an agreement for an indefinite period under which Teleactivos provides the service of controlling and identifying telephone calls by means of the 01900 service for viewers taking part in the contests arranged by the Company. Of that service income, minus the costs involved in rendering the service (net profit), the Company recognizes 51% and Teleactivos the remaining 49%. On January 1, 2003, the agreement was amended so that as from that date the Company receives 30% of the net profit in that operation, and Teleactivos receives the remaining 70%. For the years ended December 31, 2002 and 2003, net income arising from this agreement was Ps79,373 and Ps59,660, respectively.

k. Interest income

During the years ended December 31, 2001, 2002 and 2003, the Company extended short-term loans to certain related parties. Interest income under these arrangements amounted to Ps122,526, Ps101,648 and Ps90,273, respectively.

l. Donations

In the years ended December 31, 2001, 2002 and 2003, the Company made donations to Fundación TV Azteca, A. C., a related party, in the amounts of Ps106,964, Ps112,410 and Ps102,757, respectively. The related party has permission from tax authorities to collect donations and issue the corresponding tax-deductible receipts.

m. Loans to stockholder

On December 21, 2001, three loans were granted to Mr. Ricardo Salinas Pliego for an aggregate amount of US$3,067 with terms of one year. The loans bore interest at the rate of 12% per year. These loans were repaid during 2002.

n. Building rental income

In May 1998, the Company signed a building rental agreement with Ounefon, a wholly-owned subsidiary of Unefon. The lease has a term of ten years, starting June 1998, with a one-time right to renew for an additional ten years upon notice of at least 180 days prior to expiration. The rent under the lease is Ps2,190 a month, payable in advance each month. During the years ended December 31, 2001, 2002 and 2003, the aggregate rental income received by the Company amounted to Ps26,408, Ps26,550 and Ps26,841, respectively.

o. Loans

Azteca Holdings—Loans to Azteca Holdings are mainly denominated in Mexican pesos and bear interest at an annual rate of 12%. They are payable annually through the capital distributions that Azteca Holdings receives from the Company. In February 2004, the Company received two payments for the amount of US$2,828 and Ps17,000.

Unefon—Loans to Unefon are mainly denominated in US dollars (US$19,100), bear interest at a fixed rate of 20% and mature in March 2004 (see note 7—Unefon financing and operating agreements”). At the date of issuance of these financial statements, loans for an amount of US$17,734 were paid.

p. Loans to officers and employees

From April to June 2002, the Company made loans to its principal directors and high-level officers, subject to 16% and 13% annual interest, which mature in December 2004. In the years ended December 31, 2002 and 2003, the balance of those loans was Ps243,888 and Ps233,744, respectively, of which, Ps155,398 had been collected at March 31, 2004. The balance at that date amounts to Ps78,346.

q. Recoverability of other accounts receivable from related parties

The Company evaluates periodically the recoverability of other accounts receivable from related parties. When it is determined that such accounts, which are non-operating accounts, are not recoverable, they are charged to other expenses.

NOTE 9 - SHORT-TERM AND LONG-TERM BANK LOANS:

At December 31, 2002 and 2003, short-term loans amounted to Ps405,480 and Ps701,570, respectively, representing unsecured loans in U.S. dollars with Mexican and foreign banks, with an average annual interest rate of 7.41% and 7.81% at December 31, 2002 and 2003, respectively.

Long-term loans and senior notes at December 31, 2002 and 2003 are summarized as follows:

	At December 31,
	2002		2003
Bank loans			Ps	435,459
Building and equipment financing	Ps	109,453		260,781
Less-current portion		(49,052)		(77,133)

Long-term portion of bank loans	Ps	60,401	Ps	619,107

Total of guaranteed senior notes	Ps	4,593,265	Ps	4,773,600
Less - current portion				(1,404,000)

Long-term portion of guaranteed senior notes	Ps	4,593,265	Ps	3,369,600

Loans from American Tower Corporation (“ATC”) due in 2019	Ps	1,294,240	Ps	1,345,053

Total long-term bank loans and guaranteed senior notes	Ps	5,947,906	Ps	5,333,760

Bank loans

Euro-Commercial Paper Program

On May 14, 1999, the Company entered into a US$75,000 Euro-Commercial Paper Program (the “ECP Program”) with ABN-AMRO Bank, N.V., as the principal arranger and dealer. The size of the ECP Program was increased to US$130,000 in July 1999. Notes issued under the ECP Program are issued at a discount. The Company’s payment obligations under the ECP Program are guaranteed by the principal subsidiaries of the Company that also guarantee the Company’s payment obligations under the guaranteed senior notes. The maturity of the notes issued under the ECP Program may not be more than 365 days. At December 31, 2002, the aggregate principal amount of the notes outstanding under the ECP Program was US$5,094, which was paid in a series of installments ending in June 2003. At December 31, 2003, the amount of the notes outstanding under the ECP Program was US$19,644, which is payable in a series of installments ending in November 2004.

Other bank loans

In July 2003, the Company obtained a US$20,000 loan from Deutsche Bank AG London (Deutsche Bank), which bears interest at a rate of 9% per year and matures on July 2, 2004.

On November 19, 2003, the Company entered into two unsecured loan agreements with Deutsche Bank for a total amount of US$55,000. The first agreement provides for a single advance to the Company on November 19, 2003 in an aggregate principal amount of US$35,000. The advance bears interest on the unpaid principal amount at a rate of LIBOR plus 5.50% and matures on November 21, 2005. The second agreement provides for a single advance to the Company on November 19, 2003 in an aggregate principal amount of US$20,000. The advance under the second agreement bears interest on the unpaid principal amount at a rate of 5.71% and matures on November 21, 2004.

Building and equipment financing

On September 18, 1997, the Company obtained a mortgage loan for the acquisition of an office building amounting to US$25,854 from Banco Bilbao Vizcaya, S. A. (“BBV”). The Company is required to pay BBV annual interest of 8.5%, payable on December 31 of each year beginning on December 31, 1997. The principal was paid in December 2003 with the proceeds of the loan from Scotiabank Inverlat, S. A. de C. V. (Inverlat) described below.

In March 1999, the Company entered into a US$30,200 long-term import credit facility with Standard Chartered Bank, as lender, and the Exim Bank, as guarantor. Under this credit facility, TV Azteca was permitted to borrow through May 2002 all or a portion of the US$30,200 by delivering promissory notes. The import credit facility was established to finance the Company’s purchase of equipment manufactured in the U.S. In October 1999 and March 2000, the Company issued two promissory notes, one in the amount of US$12,200 due in October 2004, which bears interest at a rate of 7.6% per year, and one in the amount of US$10,500 due in March 2005, which bears interest at a rate of 8.45% per year. At December 31, 2002 and 2003, the aggregate outstanding amounts due under the promissory notes were US$10,128 and US$5,589, respectively.

On December 18, 2003, the Company contracted a Ps225,500 four-year loan from Inverlat, payable in 15 quarterly payments; the first 14 payments are for Ps15,026 and the last payment is for Ps15,036, and the first payment is due in June 2004. Interest is payable on the unpaid balance of the loan at the interbank compensation rate plus two percentage points, payable monthly. The loan imposes certain financial conditions to be complied with during the lifetime of the loan. The proceeds of the loan were used to pay off the mortgage loan from BBV mentioned above, which means that BBV released the respective mortgages, which were transferred to Inverlat as a result of the loan.

Guaranteed Senior Notes

On February 5, 1997, the Company issued unsecured Series A and Series B Guaranteed Senior Notes (collectively, the “Notes”) in the international markets in an amount of US$125,000, payable in the year 2004, at an interest rate of 10.125% per year and of US$300,000, payable in the year 2007, bearing an interest rate of 10.50% per year, respectively. Interest on the Notes is payable semi-annually on February 15 and August 15 each year, commencing on August 15, 1997.

Substantially all of the Company’s subsidiaries have fully and unconditionally guaranteed the Notes on a joint and several basis. The guarantor subsidiaries are all wholly-owned subsidiaries of the Company. The direct and indirect non-guarantor subsidiaries of the Company are individually and in the aggregate inconsequential. The parent company is a non-operating holding company with no assets, liabilities or operations other than its investments in its subsidiaries.

On February 15, 2004, the Company fully repaid the US$125,000 Note. The payment was made using US$60,000 from the Company’s cash position and US$65,000 of unsecured financing obtained from financial institutions.

Loans from ATC

On February 11, 2000, the Company entered into a long-term credit facility for up to US$119,800 with a Mexican subsidiary of ATC (the “ATC Long-Term Facility”). The ATC Long-Term Facility is comprised of a US$91,800 unsecured term loan and a US$28,000 working capital loan secured by certain of the Company’s real estate properties. In June 2003, the Company and the Mexican subsidiary of ATC amended the original agreement. Under the terms of the amended agreement, the interest rate on each of the loans is 13.109% per year (12.877% at December 31, 2002). The Company’s payment obligations under the ATC Long-Term Facility are guaranteed by three principal subsidiaries of the Company that also guarantee the Company’s payment obligations under the Guaranteed Senior Notes. The initial term of the unsecured term loan under the ATC Long-Term Facility is 20 years, which term may be extended, so long as the Global Tower Project Agreement remains in effect, for up to an additional 50 years. The term of the working capital loan matures in February 2004, but may be renewed annually for successive one-year periods so long as the Global Tower Project Agreement remains in effect.

On February 11, 2000, the Company drew down US$71,800 of the unsecured term loan and the full US$28,000 under the working capital loan, and in June 2000 it drew down the remainder of the unsecured term loan. A portion of the proceeds under the ATC Long-Term Facility was used to repay the ATC Interim Facility in its entirety. The balance of the proceeds from the ATC Long-Term Facility was used for general corporate purposes of the Company and its subsidiaries. At December 31, 2002 and 2003, US$119,800 was outstanding under the ATC Long-Term Facility.

In February 2000, the Company, together with its subsidiary Televisión Azteca, S. A. de C. V., entered into a 70-year Global Tower Project Agreement with a Mexican subsidiary of ATC covering space not used by the Company in its operations on up to 190 of the Company’s broadcast transmission towers. In consideration for the payment of a US$1,500 annual fee and for a loan of up to US$119,800 provided to the Company under the ATC Long-Term Facility, the Company granted ATC the right to market and lease the Company’s unused tower space to third parties as well as to the Company’s affiliates and to collect for ATC’s account all revenue related thereto. The Company retains full title to the towers and remains responsible for the operation and maintenance thereof. The SCT approved the parties’ agreement on February 10, 2000. After the expiration of the initial 20-year term of the ATC Long-Term Facility, the Company has the right to purchase from ATC at fair market value all or any portion of the revenues and assets related to the commercialization rights at any time upon the proportional repayment of the outstanding principal amount under the ATC Long-Term Facility.

The maturity of the long-term bank loans and guaranteed senior notes is as follows:

Year ending at December 31,	Amount
2005	Ps	473,486
2006		68,572
2007		3,438,182
2008		8,467
2019		1,345,053

Total long-term bank loans and guaranteed senior notes	Ps	5,333,760

Azteca Holdings Notes

Azteca Holdings will need to obtain sufficient funds to make the interest, amortization and principal payments on its 10 3/4% Senior Secured Amortizing Notes due 2008; interest and principal payments on its 12 1/4% Senior Amortizing Notes due 2008; and interest and principal payments on its 12 1/2% Senior Secured Notes due 2005.

If Azteca Holdings is unsuccessful in obtaining the necessary funds and fails to make the required principal and interest payments, it would result in a default under each of the indentures governing its notes, in which case the holders of the Azteca Holdings Notes may pursue an enforcement action against the TV Azteca shares held by Azteca Holdings. This would result in Azteca Holdings beneficially owning less than 51% of the total voting stock of TV Azteca, and a change of control will be deemed to have occurred under the TV Azteca Indenture, which would obligate the Company to make an offer to purchase all of the outstanding TV Azteca notes.

NOTE 10 - STOCKHOLDERS’ EQUITY:

a. Capital stock

The capital stock of the Company comprises Series “A” shares, Series “D-A” shares and Series “D-L” shares. Holders of Series “A” shares are entitled to vote at general meetings of stockholders of the Company. Holders of the Series “D-A” shares and Series “D-L” shares are entitled to vote only in limited circumstances. Holders of Series “D-A” shares and Series “D-L” shares are entitled to a dividend premium and liquidation preference. The rights of holders of all series of capital stock are otherwise identical except for limitations on ownership of Series “A” shares and Series “D-A” shares by persons other than eligible Mexican holders. The Series “A” shares are not exchangeable for shares of any class or equity securities of the Company. The Series “D-A” shares will be converted for Series “A” shares upon the tenth anniversary of the creation of the CPO Trust and will have the same characteristics as the currently outstanding Series “A” shares of the Company. The Series “D-L” shares will be converted into Series “L” shares upon the tenth anniversary of their original issuance. The Series “L” shares that will be exchanged for Series “D-L” shares will entitle its holders to vote only in limited circumstances.

The issued and outstanding capital stock of the Company as of January 1, 2001 consisted of 10,815,834 thousand shares of which 5,408,078 thousand were Series “A” shares, 2,703,878 thousand were Series “D-A” shares and 2,703,878 thousand were Series “D-L” shares. The number of authorized shares at January 1, 2001 consisted of 8,949,700 thousand shares of which 4,629,794 thousand were Series “A” shares, 2,159,953 thousand were Series “D-A” shares and 2,159,953 thousand were Series “D-L” shares.

As part of the Company’s employee stock option plan, during 2001, 2002 and 2003, the employees exercised their right to buy shares through the plan. As a result, the Company issued 31,215 thousand shares, 46,020 thousand shares and 23,139 thousand shares, respectively, with a nominal value of Ps5,762, Ps8,067 and Ps3,466, respectively, which resulted in a premium on the issuance of shares of Ps78,839, Ps16,762 and Ps25,361, respectively.

During 2001 and 2002, the Company decreased its capital stock by Ps6,984 and Ps19,632, respectively, through the repurchase of 38,674 thousand shares and 111,349 thousand shares for Ps44,886 and Ps176,623, respectively. In these years, the nominal value of the repurchased shares was charged to the capital stock and the difference to the reserve for the repurchase of shares. During 2003 there were no repurchases of shares.

During 2001, 2002 and 2003, the Company increased its capital stock by Ps19,823, Ps14,624 and Ps13,374, respectively, through the sale of treasury shares of 107,804 thousand shares, 82,749 thousand shares and 79,467 thousand shares, respectively. During 2001, 2002 and 2003, these shares had a resale value of Ps168,888, Ps141,943 and Ps99,775, respectively, which were credited to the capital stock at nominal value, and the difference was applied to the reserve for the repurchase of shares.

In an ordinary stockholders’ meeting held on April 26, 2001, the stockholders agreed to pay a preferential dividend of Ps43,803 to the Series “D-A” and “D-L” stockholders. The dividend was paid in October 2001.

At the ordinary stockholders’ meeting held on April 25, 2002, the stockholders agreed to apply the Company’s income for 2001 amounting to Ps1,567,874 as follows:

•	Set aside Ps78,393 for the legal reserve, in accordance with the Mexican Corporations Law.

•	Set aside Ps41,553 for the payment of a preferential dividend to the Series “D-A” and “D-L” stockholders, which was paid in October 2002.

•	Transfer the reminder to retained earnings.

At the ordinary stockholders’ meeting held on April 30, 2003, the Company’s stockholders approved the following:

i.	Application of the Company’s income for 2002, which amounted to Ps1,023,596, as follows:

•	Set aside Ps49,309 for the legal reserve, in accordance with the Mexican Corporations Law.

•	Set aside Ps36,902 for the payment of a preferential dividend to the Series “D-A” and “D-L” stockholders, which was paid in June 2003.

•	Transfer the remainder to retained earnings.

ii.	Decrease the stockholders’ equity by approximately US$140,000 through a pro rata distribution of stockholders’ equity. This pro rata distribution was paid to all series of shares. Of this amount, US$125,000 was paid on June 30, 2003 and the balance was paid on December 5, 2003.

iii.	Increase the reserve for the repurchase of the Company’s shares by Ps239,131, which reserve is limited to a maximum amount of Ps1,100,000 (nominal).

The authorized, issued and paid-in capital stock of the Company at December 31, 2003 was as follows:

Type of shares	Authorized shares	Paid-in shares	Nominal amount		Restatement increase		Total
	(thousands)	(thousands)
Series “A”	5,408,078	4,703,251	Ps	664,380	Ps	31,130	Ps	695,510
Series “D-A”	2,703,878	2,233,410		315,490		14,710		330,200
Series “D-L”	2,703,878	2,233,410		315,490		14,710		330,200

	10,815,834	9,170,071	Ps	1,295,360	Ps	60,550	Ps	1,355,910

b. Retained earnings

1.	Legal reserve - The net income for the year is subject to the legal provision that requires that 5% of the profit of each year be applied to increase the legal reserve, until the legal reserve equals a fifth of paid-in capital stock.

2.	Tax regime for dividends - Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they are paid from the reinvested Net Tax Profit Account. Any excess over this account is subject to a tax equivalent to 49.25% and 47.06% depending on whether paid in 2004 and 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding.

3.	In the event of a capital reduction, any excess of stockholders’ equity over capital contributions restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

At December 31, 2003, the indexed tax basis of capital stock and retained earnings amounts to Ps6,284,326 and Ps174,412, respectively (Ps7,477,450 and Ps49,094 at December 31, 2002, respectively).

c. Employee stock option plan

In the fourth quarter of 1997, the Company adopted an employee stock option plan pursuant to which options were granted to all current permanent employees who were employed by the Company as of December 31, 1996. The exercise prices assigned to these options from 1997 to 2003 range from US$0.29 to US$0.39 per CPO with a more significant number of options being granted to the Company’s senior management and key actors, presenters and creative personnel.

The options, which cover aggregate of 76 million CPOs, were granted in equal portions in respect of each employee’s first five years of employment with the Company (whether prior to or after adoption of the plans), but these options may be cancelled, in the case of employment years after 1996, if the Company’s operating profit before deducting depreciation and amortization expenses in that year has not increased by at least 15% as compared to the previous fiscal year. An employee’s options in respect of any employment year become exercisable five years later, unless the employee is no longer employed by the Company, in which case those options will be reassigned.

The options expire on the fifth anniversary of the date on which they become exercisable.

During 2001 options with respect to 10 million CPOs, during 2002 options with respect to 15 million CPOs and during 2003 options with respect to 8 million CPOs were exercised, respectively, under the general option plan, at a price of US$0.29 per CPO.

The activity of employee stock option plans was as follows:

	At December 31,
Options	2002	2003
	(Millions of CPOs)
Granted (cumulative)	116	116
Exercised (cumulative)	(86)	(94)

Outstanding	30	22

Available to grant	124	124

Total authorized	240	240

NOTE 11 - TAX MATTERS:

During 2000, the Company commenced consolidating for tax purposes.

During the years ended December 31, 2001, 2002 and 2003, the Company and various subsidiaries had taxable income, which was partially offset against tax loss carryforwards. The benefit of the utilization of these tax loss carryforwards amounted to Ps430,521, Ps374,064 and Ps487,322 during the years ended December 31, 2001, 2002 and 2003, respectively.

The income tax provision in the statement of results of operations is analyzed as follows:

	Year ended December 31,
	2001		2002		2003
Current income tax expense (benefit)	Ps	218,268	Ps	114,729	Ps	17,536
Deferred income tax (benefit) expense for the year		(206,802)		26,548		158,095

Income tax expense - Net	Ps	11,466	Ps	141,277	Ps	175,631

An analysis of the principal differences between the income tax computed at the statutory rate and the Company’s income tax provision for the years ended December 31, 2001, 2002 and 2003 is as follows:

	Year ended December 31,
	2001		2002		2003
Income before provision for income tax	Ps	1,577,373	Ps	1,164,629	Ps	1,753,026

Income tax expense at statutory rate	Ps	552,081	Ps	407,620	Ps	596,029
Effects of B-10 and inflationary components		41,604		87,981		82,083
Miscellaneous expenses non-deductible for tax purposes		15,399		69,345		88,005
Benefit of tax losses of subsidiaries		(673,707)		—		(610,045)
Reversal of valuation allowance				(564,352)
Equity results of affiliates		24,706		40,451		16,164
Effect of income being taxed at rates different from the statutory rates		(103,265)		69,624		(17,207)
Other		154,648		30,608		20,602

Income tax expense for the year	Ps	11,466	Ps	141,277	Ps	175,631

In 2001 and 2003, the Company acquired some non-operating companies with Ps4,839,911 tax loss carry forwards. The Company determined the available tax net operating loss carry forwards and established a valuation allowance for the amount that was not expected to be realized. This amount, after deducting the purchase price, is recognized in the year the non-operating company is acquired as a reduction to income tax expense. The valuation allowance is reversed and a tax benefit recognized when it is determined that the realization of the deferred tax asset is more like than not. The substantial majority of the reversal of the valuation allowance relates to the acquisition of non-operating companies.

As a result of the amendments to the Income Tax Law approved on January 1, 2002, the income tax rate (35%, 35% and 34% in 2001, 2002 and 2003, respectively) will be reduced by 1% annually beginning in 2003 until it reaches a nominal rate of 32% in 2005. This gradual decrease in the income tax is considered in the valuation of the deferred income tax of each year. The effect on the income statement of the changes in tax rates has been insignificant.

The principal temporary differences that gave rise to the recording of deferred tax (assets) liabilities are summarized as follows:

	At December 31,
	2002		2003
Allowance for bad debts	Ps	(93,421)	Ps	(71,054)
Exhibition rights and other inventories		1,318,031		1,288,658
Property, machinery and equipment - Net		366,057		305,984
Television concessions		1,549,490		2,073,906
Payment to Corporación de Noticias e Información, S. A. de C. V.		208,744		166,231
Cost related to the issuance of guaranteed senior notes		82,027		62,012
Advertising advances		(1,133,357)		(1,207,151)
Tax loss carryforwards		(1,915,823)		(2,150,359)
Other		(303,667)		89,489

Tax base		78,081		557,716
Applicable income tax rate		34%		33%

Deferred income tax liability	Ps	26,548	Ps	184,046

At December 31, 2002 and 2003, the deferred income tax liability was analyzed as follows:

	At December 31,
	2002		2003
Deferred income tax liability at beginning of year	Ps	—	Ps	26,548
Add (deduct):
Deferred income tax expense for the year		26,548		158,095
Monetary gain related to deferred income tax liabilities for the year				(597)

Deferred income tax liability at end of year	Ps	26,548	Ps	184,046

At December 31, 2003, the Company acquired two new wholly-owned subsidiaries with tax loss carryforwards in the amount of Ps2,193,368, of which Ps610,714 was utilized in 2003, leaving a balance of Ps1,582,654. The cumulative tax losses of the Company at December 31, 2003, including those mentioned above, and their expiration dates are as follows:

Expiration date	Tax losses
2004	Ps	225,027
2005		173,783
2006		109,204
2007		111,652
2008		660,793
2009		321,612
2010		249,411
2011		244,761
2012		16,533
2013		37,583

	Ps	2,150,359

Tax loss carryforwards can be restated by applying factors derived from NCPI from the year in which they arise to the first-half of the year in which they are utilized.

NOTE 12 - COMMITMENTS AND CONTINGENCIES:

Leases

The Company rents the use of satellite transponders. Total rent expense under such leases included in operating costs and expenses was Ps27,332, Ps42,873 and Ps46,111 during the years ended December 31, 2001, 2002 and 2003, respectively. Combined rental obligations under these agreements are US$200 per month. Each lease agreement expires in May 2005 but can be terminated by the supplier any time for justified cause upon 30 days’ notice.

Contingencies

a.	In addition to the SEC investigation discussed in Note 7, the Company has been named as a defendant in three related, putative class actions (the “Shareholder Actions”), filed in the United States District Court for the Southern District of New York, entitled Chrein v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00627 (S.D.N.Y.); Milch v. TV Azteca, S.A. de C.V., et al., 04 Civ. 01271 (S.D.N.Y.); and Richardson v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00546 (S.D.N.Y.). The Shareholder Actions were filed between January 23, 2004 and February 17, 2004. The plaintiffs in the Shareholder Actions filed these actions on behalf of all persons who purchased stock of TV Azteca in the U.S. securities market between October 6, 2003 and January 7, 2004 (the “purported Class Period”). Each complaint also names as defendants three of the Company’s executive officers, Ricardo B. Salinas Pliego (Chairman of the Board of Directors), Pedro Padilla Longoria (Chief Executive Officer), and Carlos Hesles (Chief Financial Officer), as well as Moisés Saba Masri (46.5% shareholder of Unefon) (collectively, the “Individual Defendants”).

The plaintiffs challenge the accuracy of certain statements by defendants in press releases and documents filed with the SEC during the purported Class Period. Specifically, plaintiffs allege that defendants engaged in a fraudulent scheme in which they issued statements that failed to disclose the following: (a) Codisco was indirectly owned by defendants Salinas and Saba, each of whom owned a 50% indirect beneficial interest in Codisco; (b) that Codisco, on behalf of the defendants Salinas and Saba, purchased Unefon debt from Nortel at a steep discount, paying only US$107 million for debt with a face value of nearly US$325 million; and as a result of which, the defendants Saba and Salinas profited nearly US$218 million and denied participation in these profits to both TV Azteca and its minority shareholders; and (c) based on the foregoing, defendants’ statements and opinions concerning the financial condition of TV Azteca, the value of TV Azteca’s investment in Unefon, and the value which TV Azteca’s minority shareholders would receive as a result of the split-off of TV Azteca’s investment in Unefon were lacking in a reasonable basis at all times.

In the Shareholder Actions, the plaintiffs’ complaints assert claims against TV Azteca and the Individual Defendants for alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. In addition, each complaint asserts claims against the Individual Defendants for the alleged violation of Section 20(a) of the Exchange Act. The complaints seek to hold TV Azteca and the Individual Defendants jointly and severally liable for class damages and statutory compensation in an amount to be determined at trial, plus interest, costs and attorneys’ fees. To date, no specific amount of monetary damages has been claimed. The Shareholder Actions have since been consolidated as “In re TV Azteca, S. A. de C.V. Securities Litigation,” and the U.S. District Court has appointed both a lead plaintiff and a lead counsel.

The consolidated action is at a preliminary stage, and TV Azteca intends to defend against the plaintiffs’ claims in both the United States and Mexico. Indeed, the Company considers that it has not yet been legally served with the complaint and the U.S. District Court has adjourned the case until October 2004 to afford the plaintiffs time to complete service of process. Moreover, plaintiffs have yet to make a specific monetary claim, the U.S. District Court has only held preliminary, procedural hearing, and there has been no discovery in the consolidated action to date. Accordingly, at this stage of the consolidated action, the Company does not have a reasonable basis for determining the probability of an outcome of the consolidated action, whether favorable or adverse, nor the amount of any settlement or judgment, if any.

b.	Echostar

On June 25, 2002, Echostar filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York. This lawsuit alleges that the Company is in breach of the exclusivity provisions of the Echostar agreement because Azteca America Programming (which contains portions of Azteca 13 Programming) is re-transmitted by certain of Azteca International’s station affiliates on local cable systems and other satellite systems. If the Echostar lawsuit were to be adversely determined for the Company, this could have an adverse effect on the ability of the Company to provide Azteca International’s station affiliates and cable operators with Azteca America Programming that contains Azteca 13 Programming and, consequently, on its ability to expand the Azteca America Network in the U.S. prior to the expiration of the Echostar agreement on March 17, 2005. In certain circumstances, if Echostar obtains an injunction barring Azteca International from distributing Azteca America Programming that contains portions of Azteca 13 Programming to over-the-air broadcasters that retransmit it to U.S. cable operators, then, subject to certain conditions, certain of Azteca International’s station affiliates would have the right to cancel their affiliation agreements. However, in such event the Company believes that it will be able to provide alternative TV Azteca’s content and thus continue the broadcast of Azteca America Programming over such affiliate stations. Although Echostar is continuing to seek a permanent injunction against the Company, the Court denied Echostar’s application for a preliminary injunction on April 3, 2003. Expert discovery is scheduled to conclude in February 2005. An adverse outcome in this lawsuit could also subject the Company to the payment of damages.

c.	The Company and its subsidiaries are parties to various legal actions and other claims in the ordinary course of their business. Management does not believe that any of these actions or claims against the Company will, individually or in the aggregate, have a material adverse effect on its results of operations or financial condition.

NOTE 13 - OTHER (EXPENSES) INCOME:

Following is a summary of the main items of other (expense) income:

	Year ended December 31,
	2001		2002		2003
Write-off of other accounts receivable from related parties (1)			Ps	(264,885)
Equity in loss of affiliates and associated companies	Ps	(70,588)		(115,573)	Ps	(47,541)
Donations (See Note 8)		(106,964)		(112,410)		(102,757)
Miscellaneous expenses non-deductible for tax purposes		(6,786)		(18,459)		(20,962)
Legal advisory services (litigation expenses)		(82,913)		(33,268)		(101,521)
Installation expenses		(25,799)		(20,288)		(78,400)
Write-off of other accounts receivable				(47,606)		(16,106)
Income from Unefon guarantee fee		42,640		29,628		33,108
Write-off of investments (2)				(33,428)
Write-off of liability provisions		(18,808)		18,808
Write-off patents and brands						(76,700)
Other		15,686		(21,554)		(5,836)

	Ps	(253,532)	Ps	(619,035)	Ps	(416,715)

(1)	See note 8—“Related Party Transactions.”
(2)	Composed of write-offs in investments in Corporación Puntos Net, S. A. de C. V., Telecasa, S. A. de C. V. and Promokioskos, S. A. de C. V. The write off of these investments resulted from the decline in the business activities of these related party companies.

NOTE 14 - SUBSEQUENT EVENTS:

a. Stockholders meeting

At the ordinary stockholders’ meeting held on April 15, 2004, the Company’s stockholders approved the following:

i.	Application of the Company’s income for 2003, which amounted to Ps1,575,978, as follows:

•	Set aside a 5% for the legal reserve, in accordance with the Mexican Corporations Law.

•	Set aside approximately Ps32,000 for the payment of a preferential dividend to the Series “D-A” and “D-L” stockholders, which will be paid as from November 11, 2004.

•	Transfer the remainder to retained earnings.

ii.	Decrease the stockholders’ equity by approximately US$52,000 through a pro rata distribution of stockholders’ equity. Of this amount, US$33,000 was paid on May 13, 2004 and US$19,000 will be paid on November 11, 2004.

b. New credit agreement

On May 25, 2004, the Company obtained a Ps170,000 unsecured line of credit from Banco Azteca, S. A., a related party, for short-term amortization purposes. The credit line accrues interest at a rate of TIIE plus 2% per year, payable monthly beginning June 23, 2004. This line is renewable every three months for a total period of one year and can be prepaid on any of the interest payment dates without a penalty.

c. Recent development of SEC investigation

1. Internal Investigation

In the second half of 2003, a dispute arose between the Company’s former U.S. legal counsel and its management with regard to the Company’s public disclosures regarding the Unefon-Nortel-Codisco transactions. On December 12, 2003, the Company’s former U.S. legal counsel sent a letter to the Company’s Board of Directors notifying the Board that it was withdrawing from representation of the Company. That letter alleged potential violations by the Company and its management of U.S. securities laws and regulations in connection with the disclosures relating to the Unefon-Nortel-Codisco transactions. In response, a special committee composed of independent directors of the Company was formed to review the issues presented by that letter. At the request of the special committee, in January 2004, the Company engaged Munger, Tolles & Olson LLP, independent U.S. legal counsel selected by the special committee, to investigate the facts surrounding the Unefon-Nortel-Codisco transactions and the Company’s related public disclosures. On May 7, 2004, the independent counsel delivered its final report to the Board of Directors.

In summary, the report is highly critical of the actions of the management of the Company and found that Ricardo B. Salinas Pliego, Pedro Padilla, Luis Echarte and Francisco X. Borrego Hinojosa made several misstatements and omissions concerning the Unefon-Nortel-Codisco transactions. The Company’s Board of Directors took such report into consideration in formulating an appropriate response to the December 12, 2003 letter of its former U.S. legal counsel, in accordance with the requirements of applicable law.

On July 6, 2004, the Company’s new U.S. legal counsel, Mayer, Brown, Rowe & Maw LLP, delivered to the Board of Directors its recommendations for an appropriate response to the withdrawal of the Company’s former U.S. legal counsel and the report of Munger Tolles & Olson LLP. On July 14, 2004, the Company’s Board of Directors resolved to engage independent Mexican counsel to confirm that the implementation by the Company of those recommendations would comply with applicable Mexican law. The Board of Directors adopted a resolution accepting those recommendations and agreeing to their prompt implementation, subject to the confirmation by independent Mexican legal counsel. Those measures include:

•	The establishment of a “Blue Ribbon” Committee, consisting of two prominent members of the Mexican business community to nominate at least four candidates in compliance with the independence criteria of the New York Stock Exchange (“NYSE”) for election by the shareholders of the Company to the two vacant independent directorships.

•	The establishment of a new Audit Committee (the “New Audit Committee”) that will consist of three independent directors in compliance with (a) the independence criteria of the NYSE (well in advance of the NYSE’s July 31, 2005 deadline for compliance by foreign private issuers), and (b) Rule 10A-3 of the Exchange Act. This New Audit Committee would be substantially similar to audit committees required of U.S. issuers and would be charged with (i) the review of all future related party transactions, (ii) the investigation of allegations of misconduct on the part of directors and executive officers regarding alleged misconduct concerning accounting and financial matters, (iii) violations of the Code of Business Conduct and Ethics and noncompliance with applicable securities laws and regulations and the recommendation to the Board of appropriate remedial measures, and (iv) the preparation of an annual report to the Board and the shareholders of the Company.

•	The establishment of a new Ethics Compliance Program, which will include the adoption of a rigorous Code of Business Conduct and Ethics.

•	The appointment of a Chief Compliance Officer, who should be a respected professional in Mexico that reports to the New Audit Committee and works in conjunction with the New Audit Committee to (i) oversee the Company’s compliance with Mexican and U.S. corporate and disclosure requirements under applicable securities laws and regulations, (ii) monitor compliance of directors and executive officers with the Code of Business Conduct and Ethics; (iii) prepare annual and quarterly reports to the New Audit Committee concerning any alleged noncompliance by directors and executive officers with any applicable disclosure obligations to Mexican or U.S. securities regulators and any alleged misconduct concerning accounting and financial matters, violations of the Code of Business Conduct and Ethics or applicable securities laws and regulations; and (iv) immediately inform the New Audit Committee of any such alleged violations, in order that the New Audit Committee may recommend to the Board appropriate corrective measures in a timely manner.

•	The preparation and publication on the Company website of its corporate governance guidelines.

•	The implementation of rigorous disclosure controls to ensure that the Company’s future public filings comply with applicable law.

•	The consideration by the New Audit Committee of the opinion of independent Mexican legal counsel concerning the Unefon-Nortel-Codisco transaction and the conduct of directors and officers relating thereto, and the preparation of a report of such evaluation for the Board of Directors’ consideration as part of the remedies to be adopted by the Company.

2. SEC Investigation and Mexican National Banking and Securities Commission (“CNBV”) Request for Information

In January 2004, the SEC initiated an investigation regarding the Unefon-Nortel-Codisco transactions and issued a formal order of investigation on February 2, 2004. The SEC has issued subpoenas to TV Azteca and certain individuals for the production of documents and rendering of testimony in connection with this investigation. TV Azteca and certain individuals have produced documents to the SEC.

TV Azteca believes that it is cooperating with the SEC in its review of these matters. At this time, we cannot predict the outcome of the SEC’s review; however, the SEC may impose fines or penalties that could have a material adverse effect on our financial condition and results of operations.

See discussion in Note 12a related to certain minority shareholder class action litigation.

The CNBV has requested that the Company produce information and documentation in connection with the Unefon-Nortel-Codisco transactions and its related public disclosures. The Company considers that it has satisfied such authority’s information requirements.

The Company considers that it has cooperated with the CNBV in this regard, and is currently unable to predict the outcome of the review by the CNBV; however, the CNBV’s review could have a material adverse effect on the Company’s financial position and results of operations.

3. Certain Changes in Management

The Company has implemented certain changes in management, and the Board of Directors is modifying in certain important respects existing powers of attorney that have been granted to Ricardo B. Salinas. The changes are summarized below:

•	Mario San Román has been appointed as the new Chief Executive Officer of TV Azteca and will assume all related responsibilities in replacement of Pedro Padilla Longoria.

•	Francisco X. Borrego Hinojosa Linage will, within three months, no longer serve as Secretary of the Board of Directors of TV Azteca.

•	Powers of attorney that have been granted to Ricardo B. Salinas Pliego are going to be modified so that he cannot act on behalf of TV Azteca in any material transaction or related party transaction without the prior authorization of the Board of Directors.

NOTE 15 - RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO (MEXICAN GAAP) AND UNITED STATES OF AMERICA (US GAAP):

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, “Recognition of the Effects of Inflation on Financial Information” issued by the MIPA. The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to US GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and US GAAP are summarized in the following pages with an explanation, where appropriate, of the effects on consolidated results of operations and stockholders’ equity. The various reconciling items are presented net of any price level gain (loss).

A. Restatement

During 2003, the Company changed the amounts previously reported in the US GAAP reconciliation for:

1)	Revenue recognized on the Unefon advertising agreement: the change was made to reflect the revenues at the lower of billable advertising revenue under the agreement or at the revised estimated revenue per GRP consumed over the life of the agreement. In previous periods, that revenue was recognized on the basis of the maximum revenue to be earned per GRP consumed. The Company determined that it was not probable that in the current or prior periods, the maximum revenue under the agreement would be earned.

2)	Equity in earnings on Unefon investment: the advertising expense for Unefon was adjusted to reflect the estimated cost per GRP over the life of the advertising contract with TV Azteca. Historically, the amount of the expense recognized was based on the maximum amount that could be owed under the agreement. Consistent with item 1) above, management determined that it was not probable that in the current or prior periods, the maximum expense under the agreement would be incurred. The adjustment reflects TV Azteca’s equity pick up.

3)	CNI Receivable: the adjustment was made to properly reflect certain US dollar denominated receivables at their peso equivalent at each balance date as opposed to treating those receivables as nonmonetary assets.

4)	Stock compensation: the adjustment was made to properly eliminate the inclusion of the monetary effect of the accumulated stock compensation expense.

5)	Deferred income tax: an adjustment was made to properly reflect income tax expense, the most significant of which related to the accounting for acquired tax net operating losses, as explained in paragraph xi (a).

The effects of the adjustments on previously reported US GAAP consolidated net income and stockholders’ equity are analyzed as follows:

	As of and for the year ended December 31,
	2001		2002
US GAAP net income as previously reported	Ps	483,155	Ps	541,739
Adjustment to advertising revenue with Unefon		(191,638)		(87,674)
Adjustment to equity in earnings of Unefon		76,107		26,155
Adjustment to CNI receivables		(21,213)		30,098
Adjustment to stock option compensation		(18,920)		5,970
Deferred tax effect for US GAAP adjustments		74,498		19,576
Tax adjustments including application of EITF 98-11		(302,389)		124,639
Net income as adjusted	Ps	99,600	Ps	660,503
Earnings per share as reported	Ps	0.049	Ps	0.055
Earnings per share as adjusted	Ps	0.006	Ps	0.068
US GAAP stockholders’ equity as previously reported	Ps	6,627,598	Ps	7,205,612
Adjustment to advertising revenue with Unefon		(408,217)		(495,891)
Adjustment to equity in earnings of Unefon		138,709		164,864
Adjustment to CNI receivables		(65,008)		(34,910)
Adjustment to stock option compensation
Deferred tax effect for US GAAP adjustments		165,630		185,205
Tax adjustments including application of EITF 98-11		(302,389)		(177,750)

Stockholders’ equity as adjusted	Ps	6,156,322	Ps	6,847,130

B. Reconciliation

a. Reconciliation of consolidated results of operations:

		Year ended December 31,
	Sub note reference	2001		2002		2003
		As restated
Majority net income under Mexican GAAP		Ps	1,567,874	Ps	1,023,596	Ps	1,575,978
Amortization of goodwill	i		(205,232)		2,577		3,155
Unefon advertising	ii		209,330		(191,215)		(94,556)
Equity in loss of Unefon	iii		(492,137)		(346,492)		(273,700)
Reversal of capitalized consent fee for Unefon rights and other expenses	iv		(119,797)		(6,277)
Equity in loss of Cosmofrecuencias	v						(252,719)
Todito advertising, programming and services agreement	vi		(200,323)		(205,333)		(225,109)
Equity in earnings of Todito	vi		95,230		95,499		103,750
Amortization of Todito goodwill	vi		28,342		28,342		28,342
Amortization of goodwill from Azteca Digital acquisition	vii		8,218		8,218		8,218
Effect of fifth amendment to B-10	viii		(200,024)		(69,806)		(128,901)
Compensation expense from stock options	ix		(55,617)		(58,214)		(13,224)
Compensation expense for Unefon stock option plan	x		(56,573)		(3,485)		(62,416)
Deferred income tax	xi		(223,115)		415,687		(113,544)
Reversal of capitalized internally produced programming	xiii		(235,362)		(27,241)		(812)
Financial instrument indexed to the Company’s own stock	xxii				(35,451)		217,201
Charge from exchange of non-monetary assets, net	xxiii						(71,815)
Advances to CNI	xxiv		(21,213)		30,098		37,233

Net income under US GAAP		Ps	99,601	Ps	660,503	Ps	737,081

b. Reconciliation of stockholders’ equity:

		Year ended December 31,
	Sub note reference	2001	2002	2003
		As restated
Balance under Mexican GAAP		Ps 5,998,307	Ps 6,845,060	Ps 4,598,836
Goodwill	i	718,331	720,908	724,063
Unefon advertising	ii	425,362	234,147	139,591
Unefon investment	iii	(228,584)	(457,571)	1,094,382
Cosmofrecuencias investment	v			92,956
Todito advertising, programming and services agreement	vi	(382,422)	(587,755)	(812,864)
Amortization of Todito goodwill	vi	51,884	80,226	108,568
Equity in earnings of Todito	vi	161,716	257,215	360,965
Stockholders’ equity of Azteca Digital reflecting effect of combination of companies under common control	vii	(131,498)	(123,282)	(115,064)
Effect of fifth amendment to B-10	viii	329,389	100,995	149,896
Deferred income taxes	xi	(64,090)	(100,331)	(264,878)
Deferred credit related to tax net operating losses	xi	(421,702)	(170,436)	(448,527)
Reversal of capitalized internally produced programming	xiii	(235,362)	(262,603)	(263,415)
Financial instrument indexed to the Company’s own stock	xxii		144,805	461,781
Charge from exchange of non-monetary assets, net	xxiii			(71,815)
Advances to CNI	xxiv	(65,008)	(34,910)	2,323

Balance under US GAAP		Ps 6,156,323	Ps 6,847,130	Ps 6,286,554

c.	An analysis of the changes in stockholders’ equity under US GAAP is as follows:

		Year ended December 31,
	Sub note reference	2001	2002	2003
		As restated
Balance at beginning of the year		Ps 5,738,246	Ps 6,156,323	Ps 6,847,130
Net income		99,601	660,503	737,081
Preferred dividend		(43,803)	(41,553)	(36,902)
Paid-in capital for Unefon stock option plan	iii	41,486	20,009
Exercise of stock options		84,601	24,829	28,827
Repurchase of shares		(44,886)	(176,623)
Sale of treasury shares		168,888	141,943	99,775
Cosmofrecuencias acquisition-deficit basis	v			(23,154)
Return of capital				(1,441,843)
Effects of fifth amendment to B-10	viii	288,194	54,817	248,769
Loss from holding non-monetary assets	viii	(288,194)	(54,817)	(248,769)
Compensation expense from stock options	ix	55,617	58,214	13,224
Compensation expense for Unefon stock option plan	x	56,573	3,485	62,416

Balance at end of year		Ps 6,156,323	Ps 6,847,130	Ps 6,286,554

d. Significant differences between US GAAP and Mexican GAAP:

i.	Goodwill

At the effective date of the privatization in 1993 in connection with which the Company was formed, additional goodwill of Ps2,462,776 was recorded due to the deferred net income tax liability, relating primarily to the non-deductibility of the television concessions, required under US GAAP. Until December 31, 2001, the additional goodwill was being amortized over 12 years.

For Mexican GAAP purposes, goodwill is being amortized under the straight-line method over a period of 20 years. For US GAAP purposes, until December 31, 2001, goodwill was being amortized over its estimated useful life, not to exceed twenty years.

For US GAAP purposes, the Company used the residual method in determining the fair value of the concession acquired. The use of the residual method precludes the recognition of two residual intangible assets, such as the concession and the goodwill described above. Consequently, effective January 1, 2002 the Company has reflected a reclassification of the goodwill into the concession of intangible asset.

SFAS 142 requires the Company to test for indefinite live intangibles annually, or more frequently if circumstances indicate a possible impairment exists.

The following table adjusts previously reported net income for the year ended December 31, 2001, to exclude amortization expense recognized from goodwill and television concessions as if SFAS 142 had taken effect in 2001:

Adjusted net income, as restated	Ps	99,601
Goodwill amortization		211,645
Television concessions		125,931

Adjusted net income	Ps	433,177

Basic and diluted earnings per share:
Adjusted net income	Ps	0.006
Goodwill amortization		0.023
Television concessions		0.014

Adjusted net income	Ps	0.043

Under US GAAP, the Company reversed Ps2,577 and Ps3,155 of goodwill amortization recognized under Mexican GAAP for the years ended December, 31 2002 and 2003, respectively.

ii.	Unefon advertising advance

The Company recorded the advertising contract signed with Unefon (see Note 8) in a manner similar to other advertising contracts that the Company has entered into with related and third parties. See Note 2s.

Under Mexican GAAP the Unefon advertising contract is a long-term contract which originated a long-term account receivable and an advertising advance for the same amount at inception. At December 31, 2002 and 2003, the long-term advertising advances to Unefon were Ps2,253,383 and Ps2,075,438, respectively. For US GAAP purposes, this long-term contract represents an obligation to provide services in the future that would not be recorded on the balance sheet, and consequently, both the receivable (except for amounts relating to services provided) and the advertising advance would not be recorded under US GAAP. Under Mexican inflation accounting rules, the accounts receivable are US dollar denominated items that expose the Company to exchange gains and losses as well as to monetary losses. The advertising advances related to the Unefon advertising contract are considered non-monetary items under Mexican GAAP and are restated for the effects of inflation. Consequently, both the foreign currency effect and the monetary loss associated with the receivable in excess of amounts reflected under US GAAP have been eliminated.

Revenues recognized under Mexican GAAP are based on the indexed value of the advances recorded as the GRPs are consumed based on a rate schedule established in the contract. In January 2003, the Company and Unefon amended the agreement. Under the terms of the amended agreement, the Company is recording revenues based on 3% of Unefon’s gross revenues earned up to a maximum of US$200,000. For US GAAP purposes, revenues are recognized as the lower of the estimated average revenue per GRP multiplied by GRPs used, or amounts payable under the contract. Total average revenue per GRP represents the lower of (1) total of 3% of estimated revenues of Unefon during the contract period and (2) $200 million, divided by 120,000 GRPs.

iii.	Unefon investment

The Company acquired a 50% interest in Unefon on October 28, 1999. Unefon commenced operations in February 2000. The Company’s share of the stockholders’ equity of Unefon at the date of acquisition under US GAAP was Ps110,199 greater than the amount recorded under Mexican GAAP due to the capitalized monetary gain net of the pre-operating expenses. This excess would result in an increase in the Company’s stockholders’ equity under US GAAP since this was an acquisition of an entity under common control and the difference between the book value acquired and the amount paid would be considered as an additional contribution from the stockholder.

As a result of the Rights granted to the Company’s stockholders in October 2000, the Company stopped recognizing its participation in the losses of Unefon. Under US GAAP, the Company would continue to recognize its participation in the losses of Unefon until such Rights are exercised. The rights expired on December 12, 2003; the conditions for public offering had not been complied with, and, therefore, they were not exercised.

The Company’s share of Unefon’s net loss for the years ended December 31, 2001, 2002 and 2003 under US GAAP were Ps492,137, Ps346,492 and Ps273,700 compared to no income statement recognition under Mexican GAAP for any of the years presented.

As mentioned in Note 7, TV Azteca completed the split-off of its investment in Unefon, which became effective upon the shareholder vote at the extraordinary meeting held on December 19, 2003. The split-off divided TV Azteca into (a) TV Azteca, which continues to hold shares in TV Azteca’s television and media subsidiaries, and (b) Unefon Holdings, S. A. de C. V., a new company already incorporated and existing, duly independent from TV Azteca, holds rights to the shares (previously held by TV Azteca) of Unefon, S. A. de C. V. and Cosmofrecuencias, S. A. de C. V. In connection with the split-off, each holder of TV Azteca shares has received the right to receive an equal number of Unefon Holdings shares of a corresponding class.

In accordance with corporate and tax laws in Mexico, the spin-off of TV Azteca and the incorporation of Unefon Holdings have been fully consummated (see Note 7.) and consequently the future risk and rewards of Unefon will be held by Unefon Holdings. Under Mexican GAAP, the transfer of Unefon and Cosmofrecuencias to Unefon Holdings, in conjunction with shareholder approval to distribute Unefon Holdings shares pro rata to shareholders, qualified as a spin-off as of December 31, 2003, and such equity investee carrying value amounts were reduced with a corresponding debit to shareholders’ equity. However, under US GAAP, such spin-off has not occurred for accounting purposes, due to Unefon Holdings shares not being distributed pro rata to the Company shareholders as of December 31, 2003. The Company’s shareholders have the right to receive Unefon Holdings shares may only be held or traded together with the Company shares. The Holdings shares in an amount equal to their pro rata holdings in the Company. However, until such Unefon Holdings shares are distributed, the right to receive the Unefon Holdings shares may only be held or traded together with the Company shares. The Unefon Holdings shares will be distributed and issued to the holders only after the Unefon Holdings shares have been listed on Mexican Stock Exchange (“Bolsa Mexicana de Valores or BMV”) and on securities or quotation system in the U.S.

The following table illustrates the differences between Mexican and US GAAP in the method of accounting for the Company’s investment in Unefon for the years ended December 31, 2002 and 2003.

Investment in Unefon under Mexican GAAP at December 31, 2002	Ps	1,825,653

Cumulative equity in loss		(1,028,568)
Acquisition - excess basis		110,199
Reversal of capitalized consent fee for Unefon rights and other expenses		(126,074)
Paid-in capital for Unefon stock option plan		59,517
Effect relating to capital stock increase of Unefon, net of the loss from the dilution		364,623
Reversal of loss from holding non-monetary assets for Unefon investment		162,732

		(457,571)

Investment in Unefon under US GAAP at December 31, 2002	Ps	1,368,082

Equity in loss		(273,700)

Investment in Unefon under US GAAP at December 31, 2003	Ps	1,094,382

During the year ended December 31, 2003, Unefon recognized an impairment loss, for US GAAP purposes, for an amount of Ps908,541; the equity corresponding to the Company is included in the equity in loss for the year.

iv.	Reversal of capitalized consent fee for Unefon rights and other expenses

As discussed in Note 7, the Company’s Board of Directors granted rights to certain stockholders of the Company to acquire a pro-rata share of the Unefon shares currently owned by the Company. The Rights to acquire the Unefon shares were subject to the receipt of consents from the Holders of the TV Azteca Notes and Azteca Holdings Senior Secured Notes 2002, which were obtained on March 27, 2001, the receipt of regulatory approvals and third parties approvals, including the approval of Nortel. In addition, the Rights were subject to the filing and effectiveness of a registration statement with the U.S. Securities and Exchange Commission that registers the Unefon shares underlying the Rights.

On March 27, 2001, the Company paid a fee totaling Ps119,797 to certain holders of the TV Azteca Notes to obtain the required consent for the grant of the rights to acquire a pro-rata share of the Unefon shares owned by the Company. Under Mexican GAAP, the Company capitalized the consent fee as part of its total investment in Unefon. Under US GAAP, this consent fee would be recognized in earnings during the year.

During 2002, for Mexican GAAP purposes, the Company capitalized expenses for an amount of Ps6,277 related to a proposed spin-off of its investment in Unefon mentioned in Note 7. For US GAAP purposes, this amount was recognized in earnings during the year.

As a result of the spin-off discussed above, the Company spin-off its investment in Unefon, including the capitalized consent fee amounting to Ps126,074. For US GAAP purposes, these capitalized expenses were recognized in earnings in prior years, therefore, under US GAAP there was no impact of the capitalized consent fee.

v.	Cosmofrecuencias investment

As discussed in Note 7, the Company acquired a 50% interest in Cosmofrecuencias in June 2002 and then terminated the investment on December 19, 2003 as part of the split-off of Unefon Holdings. Therefore, at December 31, 2003 the Company no longer holds an equity interest in Unefon or Cosmofrecuencias.

Under Mexican GAAP, the transfer of Unefon and Cosmofrecuencias to Unefon Holdings, in conjunction with shareholder approval to distribute Unefon Holdings shares pro rata to shareholders, qualified as a spin-off as of December 31, 2003, and such equity invested carrying value amounts were reduced with a corresponding debit to shareholders’ equity. However, under US GAAP, such spin-off has not occurred for accounting purposes, due to Unefon Holdings shares not being distributed pro rata to the Company shareholders as of December 31, 2003. The Company’s shareholders have the right to receive Unefon Holdings shares in an amount equal to their pro rata holdings in the Company. However, until such Unefon Holdings shares are distributed, the right to receive the Unefon Holdings shares may only be held or traded together with the Company shares. The Unefon Holdings shares will be distributed and issued to the holders only after the Unefon Holdings shares have been listed on the BMV and on the securities or quotation system in the U.S.

The Company’s share of the stockholders’ equity of Cosmofrecuencias at the date of acquisition under US GAAP was Ps23,154 lower than the amount recorded under Mexican GAAP due to the capitalized monetary gain of the concessions net of pre-operating expenses. Such difference was recorded in capital as this is a transaction of companies under common control.

The Company’s equity interest of Cosmofrecuencias’ net loss was insignificant for the years ended December 31, 2001 and 2002. For the year ended December 31, 2003 under US GAAP the equity interest of Cosmofrecuencias’ net loss was Ps252,719, including impairment losses, compared to no income statement recognition under Mexican GAAP.

The following table illustrates the differences between Mexican and US GAAP in the method of accounting for the Company’s investment in Cosmofrecuencias for the years ended December 31, 2002 and 2003:

Investment in Cosmofrecuencias under Mexican GAAP at December 31, 2002	Ps	368,829
Equity in loss		—

Investment in Cosmofrecuencias under US GAAP at December 31, 2002	Ps	368,829
Equity in loss		(252,719)
Acquisition - deficit basis		(23,154)

Investment in Cosmofrecuencias under US GAAP at December 31, 2003	Ps	92,956

vi.	Todito investment

For Mexican GAAP purposes, the investment in Todito (see Note 7) was accounted for as a purchase and generated goodwill of Ps564,942. Goodwill amortization recorded under Mexican GAAP during the years ended December 31, 2001, 2002 and 2003 amounted to Ps28,342, Ps28,342 and Ps28,342, respectively. Prior to the Company’s investment, Todito was a wholly-owned subsidiary of Dataflux, S. A. de C. V., a company controlled by the brother of Mr. Salinas Pliego. Under US GAAP, the Company’s investment in Todito is accounted for as a transaction between companies under common control.

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

Under US GAAP, the Company’s share of Todito’s net earnings for the years ended December 31, 2001, 2002 and 2003 were Ps6,291, Ps14,559 and Ps19,561, respectively, compared to a net loss of Ps88,939, Ps80,940 and Ps84,189, respectively, under Mexican GAAP. The difference is due to the pre-operating expenses and the cost of advertising and programming services provided by the Company that have been capitalized and expensed for Mexican GAAP purposes, respectively.

vii.	Acquisition of Azteca Digital

The Company acquired Azteca Digital, S. A. de C. V. on December 31, 1997. Under Mexican GAAP, this acquisition was accounted by the purchase method; however, under US GAAP, this acquisition is considered to be of a company under common control and accordingly, it would have been accounted for retroactively in a manner having a similar effect as a pooling of interests. The annual goodwill amortization relating to the Azteca Digital acquisition under Mexican GAAP in 2001, 2002 and 2003 amounted to Ps8,218.

viii.	Effects of fifth amendment to Statement B-10

As mentioned in Note 2a., the Company restates its exhibition rights and equipment of foreign origin based on the devaluation of the Mexican peso against the foreign currencies of, and by applying inflation factors of the countries in which they originate. This methodology does not comply with Rule 3-20 of the SEC’s Regulation S-X for presenting price level financial statements, and consequently the Company has determined the effects on exhibition rights and equipment of foreign origin and current year depreciation and amortization and reflected them in its results of operations and financial position under US GAAP.

ix.	Employee stock option plans

The granting of stock options in the fourth quarter of 1997 by the Company at exercise prices below the then current market prices of CPOs would result in non-cash compensation cost under US GAAP of approximately Ps55,617, Ps58,214 and Ps13,224 for 2001, 2002 and 2003, respectively, as determined under Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.

Had compensation cost for the Company’s employees stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock Based Compensation”, the Company’s compensation expense would have been Ps18,578, Ps7,850 and Ps2,405 for 2001, 2002 and 2003, respectively, and the net income and net income per share would have been reduced to the pro forma amounts indicated as follows:

	Year ended December 31,
	2001		2002		2003
			As restated
Net (loss) income as reported	Ps	99,601	Ps	660,503	Ps	737,081

Net (loss) income pro forma	Ps	136,640	Ps	710,867	Ps	747,900

Net (loss) income per share as reported	Ps	0.006	Ps	0.068	Ps	0.077

Net (loss) income per share pro forma	Ps	0.015	Ps	0.078	Ps	0.081

The effect on net income and net income per share is not expected to be indicative of the effects in future years. The fair value of each option granted is estimated on the date of grant using the weighted average of the Black-Scholes option pricing model and simple binomial model with the following assumptions:

	Year ended December 31,
	2001	2002	2003
Expected volatility	0.391	0.423	0.448
Risk-free interest rate	10%	8%	5.85% to 7.96%
Expected life of options (in years)	5	5	5
Expected dividend yield	10%	10%	10%

The Black-Scholes option valuation model and simple binomial model were developed for use in estimating the fair value of traded options. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The following table summarizes activity under the Company’s stock option plans during the years ended December 31, 2001, 2002 and 2003:

	Number of options (thousands of CPOs)	Weighted-average exercise price
Outstanding at January 1, 2001	54,946	0.32

Granted	—	0.29
Exercised	(10,405)	0.29

Outstanding at December 31, 2001	44,541

Granted	—	0.29
Exercised	(15,340)	0.29

Outstanding at December 31, 2002	29,201

Granted	—	0.29
Exercised	(7,713)	0.29

Outstanding at December 31, 2003	21,488

Outstanding options exercisable at December 31,

2001	18,651	0.32

2002	18,297	0.32

2003	19,641	0.32

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002.

The Company has elected to continue to account for its stock based compensation in accordance with the provision of APB 25 as interpreted by FIN 44 and present the pro forma disclosures required by SFAS 123 as amended by SFAS 148.

x.	Compensation expense for Unefon stock option plan

On November 15, 2000, the Board of Directors of Unefon initiated a stock option plan (the “Unefon Stock Option Plan”) for its employees and stockholders. Pursuant to the Unefon Stock Option Plan, the Company has the right to receive or designate the beneficiaries of the option to purchase 120,152,229 shares at US$0.1507 per share. The Unefon Stock Option Plan has an exercise period of five years as follows: 10% during 2001, 10% during 2002, 20% during 2003, 30% during 2004, and 30% during 2005. The Company designated certain employees as the sole beneficiaries of the Unefon Stock Option Plan.

Under US GAAP, the Company would recognize as compensation expense the vested options since the Company is designating certain employees as the sole beneficiaries of the Unefon Stock Option Plan. At December 31, 2001, 2002 and 2003, the Company recognized Ps56,573, Ps3,485 and Ps62,416, respectively, as compensation expense related to the Stock Option Plan.

xi.	Deferred income tax

Effective January 1, 2000, the Company adopted the provisions of the revised Statement D-4 “Accounting Treatment of Income Tax, Asset Tax and Employee Profit Sharing”, for Mexican GAAP purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income taxes in accordance with US GAAP SFAS 109 “Accounting for Income Taxes”.

(a)	Tax operating losses

During 2001 and 2003, the Company acquired non-operating companies with tax net operating loss carryforwards. For Mexican GAAP purposes, the difference between the cash paid and the estimated tax benefit of the purchased tax net operating losses is recognized in income in the year of purchase. For US GAAP purposes, under EITF 98-1 1 “Accounting for Acquired Temporary Differences in Certain Purchase Transactions that are not Accounted for as Business Combinations”, the difference between the cash paid and the estimated tax benefit of the purchased tax net operating losses is deferred and amortized as the tax benefits are realized.

(b)	Tax expense for US GAAP adjustments

Gains and losses from holding non-monetary assets are recorded in stockholders’ equity. It is the Company’s policy to reflect in results of operations the deferred income taxes that arise as a result of such gains (losses) from holding non-monetary assets.

The following items represent the principal differences between income tax computed under US GAAP at the statutory rate and the Company’s provision for income tax in each period:

	Year ended December 31,
	2001	2002	2003
	As restated
Income before income tax benefit	Ps 332,215	Ps 385,849	Ps1,027,673

Income tax expense at statutory rate	Ps 116,275	Ps 135,047	Ps 349,409
Effects of B-10 and inflationary components	41,604	87,981	82,083
Expenses not deductible for tax purposes	15,399	69,345	88,005
Benefit for utilization of tax loss carryforwards from non-operating companies	(252,005)	(251,266)	(331,954)
Reversal of valuation allowance		(564,352)
Equity in affiliated and associated companies included in pre-tax income net of tax	163,623	128,299	159,871
Effect of income being taxed at rates different than the statutory rate	(103,265)	69,624	(17,207)
Amortization of goodwill	59,035	(13,698)	(13,503)
Stock option expense not deductible for tax purposes	39,267	21,595	25,718
Other	154,648	43,005	(53,247)

Net income tax expense (benefit)	Ps 234,581	Ps(274,420)	Ps 289,175

xii.	Exhibition rights

Under US GAAP, a license agreement for program material is reported as an asset and a liability, when the license period begins and all of the following conditions are met: the cost of each program is known or reasonably determinable, the program material has been accepted by the license and the program is available for its first showing or telecast. Under Mexican GAAP, the rights acquired and obligations incurred are recorded when the license agreements are signed. At December 31, 2001, 2002 and 2003, Ps397,510, Ps377,766 and Ps207,710, respectively, of deferred exhibition rights would not be recorded under US GAAP, since the related program material was not yet available to the Company. Since the Company’s obligations under the license agreements and the deferred exhibition rights are considered monetary and non-monetary items, respectively, under the Mexican inflation accounting rules, the early recognition of the Company’s obligations, prior to the period in which the program material is available for its first showing, overstates the monetary gain and exchange losses related to these obligations under US GAAP. However, since the obligations are US dollar denominated, the net effect of the related exchange losses and monetary gains, under US GAAP, are immaterial during the periods presented.

xiii.	Production costs of internally produced programming

Under Mexican GAAP, the Company expensed production costs of internally produced programming when the programs are initially aired, except in the case of telenovelas, where some of the production costs are amortized over a period of four-years based on estimates of secondary market revenue.

Under Mexican GAAP, the Company has P342,326 and Ps356,419 of capitalized internally produced programming at December 31, 2002 and 2003, respectively, of which Ps3,268 and Ps28,363, respectively, relates to regular already produced programming that would be broadcast during the operations of its networks during the normal course of business. In addition, at December 31, 2002 and 2003, the Company has capitalized Ps.76,455 and Ps64,641, respectively, of internally produced telenovelas that would be sold to proven international secondary markets based on its experience. Finally, at December 31, 2002 and 2003, the Company has capitalized Ps.262,603 and Ps.263,415, respectively, of internally produced telenovelas to be sold to the Azteca Americas affiliates in several cities in the United States.

Under US GAAP, on January 1, 2001, the Company adopted the American Institute of Certified Public Accountants Statement of Position No. 00-2, “Accounting by Producers and Distributors of Films” (“SOP 00-2”), which replaced SFAS No. 53, “Financial Reporting by Producers and Distributors of Motion Picture Films”. SOP 00-2 provides that film costs should be accounted for under an inventory model and discusses various topics such as revenue recognition and accounting for exploitation costs and impairment assessment. In addition, SOP 00-2 establishes criteria for which revenues should be included in the Company’s ultimate revenue projections. Under U.S. GAAP, pursuant to paragraph .33 of SOP 00-2, TV Azteca has capitalized internally produced programming that would be broadcasted during the operations of their networks during the normal course of business taking into consideration revenue estimates from the primary Mexican market. TV Azteca has capitalized applicable costs associated with internally produced telenovelas that based on their experiences will be sold to proven international secondary markets. Given the limited experience with Azteca America, for U.S. GAAP purposes the costs of internally produced telenovelas that are programmed to be shown on the Azteca America Network. As discussed in Note 7, during 2001, 2002 and 2003, the Company renegotiated its contract with Azteca America. Pursuant to SOP 00-2, given its limited experience with Azteca America, at December 31, 2001, 2002 and 2003, the Company reversed capitalized production costs of internally produced programming totaling Ps235,362, Ps262,603 and Ps263,415, respectively.

Under U.S. GAAP telenovelas are carried at the lower of amortized cost or fair value less estimated future exploitation cost. The Company evaluates the carrying amount of telenovelas for impairment whenever events or circumstances indicate that their fair value may be less than their carrying value.

xiv.	Cash and marketable securities

Under Mexican GAAP, the Company classifies short-term investments and marketable securities, expected to be held less than one year, as cash equivalents. These investments are carried at their fair value with realized and unrealized gains and losses recognized in the income statement. Under US GAAP, short-term investments with original maturities greater than 90 days and marketable securities are classified as trading securities and accordingly, realized and unrealized gains and losses are recognized in the income statement. Under US GAAP, these investments are classifies as short-term investment and are shown separately from cash in the balance sheet and cash flow statement. As of December 31, 2002 and 2003, the Company reclassified Ps320,034 and Ps769,598, respectively, as short-term investments.

xv.	Revenue recognition

Under Mexican GAAP revenues from advertisers are presented net of sales commissions paid. Under US GAAP, revenues are presented based on the gross amount billed to the customers and sales commission paid are presented as cost of sales.

xvi.	Comprehensive income

Effective January 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income” (“SFAS 130”). During the periods presented, the Company had no change in equity from transactions or other events and circumstances from non-owner sources under US GAAP. Accordingly, a statement of comprehensive income (loss) has not been provided as comprehensive income (loss) equals net income (loss) for all periods presented.

xvii.	Fair value information

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

Cash and cash equivalents, accounts receivable, and accounts payable. The carrying value of these items is a reasonable estimate of their fair value.

The Company’s bank loans bear interest at variable rates and their terms are generally representative of those which are currently available to the Company at December 31, 2002 and 2003 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these loans are a reasonable estimate of their fair value.

Guaranteed senior notes. The carrying value of the Company’s guaranteed senior notes and the related fair value base on the quoted market prices for the same or similar issues at December 31, 2003 were Ps4,773,600 and Ps4,843,092, respectively, (Ps4,593,265 and Ps4,231,208, respectively, in 2002).

xviii.	Property, machinery and equipment

Under US GAAP, advances for the acquisition of machinery and equipment would be classified as prepayments. As of December 31, 2002 and 2003, the Company had advances of Ps130,707 and Ps106,949, respectively.

xix.	Return of capital

As discussed in Note 10, at the ordinary stockholders’ meeting held on April 30, 2003, the Company’s stockholders approved the decrease the stockholders’ equity by approximately US$140,000 through a pro rata distribution of stockholders’ equity. Of this amount, US$125,000 was paid on June 30, 2003 and the balance was paid on December 5, 2003.

xx.	Earnings per share (“EPS”)

For US GAAP purposes, the Company applies SFAS No. 128, “Earnings per Share”. This statement simplifies the method of computing earnings per share by replacing the primary earnings per share computation with a basic earnings per share computation. The basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. The diluted earnings per share will reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the earnings of the entity.

	Year ended December 31,
	2001		2002		2003
Net income	Ps	99,601	Ps	660,503	Ps	737,081
Preferred stock dividends		(43,803)		(41,553)		(36,902)

Income corresponding to common stockholders	Ps	55,798	Ps	618,950	Ps	700,179

Basic weighted average number of common shares outstanding		9,025,274		9,057,444		9,125,498

Effect of dilutive securities:
Stock options pending to exercise		—		55,105		76,922

Diluted number of common shares		9,025,274		9,112,549		9,202,420

Basic income per share	Ps	(0.006)	Ps	0.068	Ps	0.077

Diluted income per share	Ps	(0.006)	Ps	0.068	Ps	0.076

xxi.	Effect of recently issued accounting standards

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003 the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company is in the process of analyzing the effect of the adoption of FIN 46 and FIN 46-R. It believes that Los Angeles station mentioned in Note 7 is a VIE under the standard; however, it has not determined if it is the primary beneficiary.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 did not have a material impact on the consolidated financial statements.

xxii.	Financial instrument indexed to the Company’s stock

As stated in Note 4b., the Company entered into a monthly certificate of deposit with a rate of return based on the market value of the Company’s CPOs. For Mexican GAAP purposes, the principal amount of the certificate of deposit and the gain or loss derived from the change in market value of the Company’s CPOs were recorded against stockholders’ equity. For US GAAP purposes, the certificate of deposit would be accounted as a short-term investment and its return based on the Company’s CPO would be recorded through earnings for the year.

xxiii.	Pappas settlement agreement

As discussed in Note 7, in 2003, the Company reached a definitive settlement agreement that resolved all of the outstanding litigations and disputes between the Company and the Pappas Group. Under Mexican GAAP, the Company recognized the New Promissory Note at its face value. At December 31, 2003 the carrying amount is Ps1,451,105. Under US GAAP, the note and option were recorded at fair value, using a discount rate of 5.59% for purpose of the note. The carrying value of the note and the option at December 31, 2003 is Ps1,379,290. The difference between the carrying values under Mexican GAAP and US GAAP of Ps71,815 would be recognized as a charge in the income statements under US GAAP. The stated rate on the note of 11.6279%, equal to $15 million annual interest, is offset by an equivalent payment under LMA agreement from TV Azteca to Pappas Group of US$15 million. Accordingly, the fair value of such cash flows streams is zero.

Under US GAAP, this settlement has been recorded at estimated fair value, which includes the fair value of the note of Ps1,209,428 and the fair value of the option to purchase the Los Angeles station of Ps145,131. The New Promissory Note’s discount of Ps175,917, is being amortized on the effective interest method through the maturity date of July 1, 2008. The effective interest rate recognized under the New Promissory Note is 5.59%.

The fair value of the option was recorded as an asset, which is being amortized on a straight-line basis from the settlement date of February 11, 2003 through June 1, 2006, the date in which the option becomes exercisable. During the year ended December 31, 2003, the Company recognized amortization for Ps39,000.

xxiv.	Barter transactions

Barter transactions represent non-cash transactions in which the Company sells advertising time to a third party or related party in return for assets or services. Under Mexican GAAP, the Company records the barter receivable and deferred advertising when the barter arrangements are entered into. Under US GAAP, barter receivables are recorded at the time revenue is recognized. Similarly, under US GAAP a liability is only recorded when the Company receives an asset in advance of its recognition of revenue. Accordingly, under US GAAP, barter receivables would be reduced by Ps366,655 and Ps514,072, and advertising advances would be reduced by Ps251,083 and Ps295,023 at December 31, 2002 and 2003, respectively.

xxv.	Impairment of long-lived assets

The Company evaluates potential impairment loss relating to long-lived assets by comparing their unamortized carrying amounts with the undiscounted future expected cash flows (without interest charges) generated by the assets over the remaining life of the assets. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Testing whether an asset is impaired and for measuring the impairment loss is performed for asset groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

xxvi.	CNI receivable

In connection with US dollar denominated receivables from CNI (see Note 7), the settlement of which is expected to be completed through an offset to the exercise price of a stock purchase option, such amounts have been treated under Mexican GAAP through 2002 as nonmonetary assets. For US GAAP purposes, such receivables would be treated as monetary items and carried at their peso equivalent amounts at each balance sheet date.

xxvii.	Cash flow information

Under US GAAP, a statement of cash flows is prepared based on provisions of SFAS 95, “Statement of Cash Flows”. This statement does not provide specific guidance for the preparation of cash flow statements for price level adjusted financial statements. Cash flows from operating, investing and financing activities have been adjusted for the effects of inflation on monetary items.

The Company has further segregated the effects of exchange rate changes and inflationary effect on cash from other cash flow activities as provided in the following condensed cash flow statement:

	Year ended December 31,
Cash flows from operating activities:	2001		2002		2003
	As restated
Net income		Ps 99,601	Ps	660,503	Ps	737,081
Adjustments:
Minority interest		(1,967)		(244)		1,417
Compensation expense from stock options		55,617		58,214		13,224
Amortization and depreciation		897,637		444,258		386,086
Equity in loss of affiliates		467,495		366,566		470,210
Unefon stock option plan		56,573		3,485		62,416
Deferred income tax		(1,935)		(389,144)		272,182
Charge in exchange of non monetary assets						71,815
Advances to CNI		21,213		(30,098)		(37,233)
Unrealized foreign exchange loss		(306,099)		569,247		497,175
Gain on monetary position		(74,350)		(25,002)		(46,313)
Net changes in working capital		469,002		433,548		(83,406)

Net cash provided by operating activities		1,682,787		2,091,333		2,344,654

Cash flows from investing activities:
Acquisition of machinery and equipment		(176,941)		(201,953)		(126,058)
Exhibition rights purchased		(674,343)		(919,860)		(456,787)
Short-term investments				(320,034)		(474,343)
Reimbursement of premium on issuance of capital stock of Todito						33,784
Investment in affiliates of Pappas Telecasting Companies, through Azteca America		(686,234)		(473,965)
Loan granted to Pappas Telecasting Southern California, LLC		(198,712)

Net cash (used in) provided by investing activities		(1,736,230)		(1,915,812)		(1,023,404)

Cash flows from financing activities:
Debt received		350,818		339,062		1,243,956
Debt paid		(121,223)		(791,845)		(375,793)
Loan granted to a related party				(206,946)
Preferred dividend paid		(43,803)		(41,553)		(36,902)
Proceeds from stock options exercised		84,601		24,829		28,827
Sale of treasury shares		168,888		141,943		99,775
Repurchase of shares		(44,886)		(176,623)
Return of capital						(1,441,843)

Net cash provided by (used in) financing activities		394,395		(711,133)		(481,980)

Effects of inflation and exchange rate changes on cash		55,625		92,559		60,842

Increase (decrease) in cash and cash equivalents		396,577		(443,053)		900,112

Cash and cash equivalents at beginning of period		1,319,833		1,716,410		1,273,357

Cash and cash equivalents at end of period	Ps	1,716,410	Ps	1,273,357	Ps	2,173,469

Supplemental disclosure:
Cash paid during the period for:
Interest	Ps	760,047	Ps	696,002	Ps	744,193

Income tax	Ps	262,695	Ps	84,363	Ps	156,661

Charges in investing activities not requiring the use of cash:
Advance payments to Pappas Telecasting Company exchanged for not receivable and option					Ps	1,232,762

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, March 15, 2004, except for note 18A, to which the date is July 25, 2004.

To the Stockholders of

Unefon, S. A. de C. V. and subsidiaries

1.	We have audited the accompanying consolidated balance sheets of Unefon, S. A. de C. V. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of results of operations, of changes in stockholders’ equity and of changes in financial position for each of the three years in the period ended December 31, 2003, expressed in constant pesos of December 31, 2003 purchasing power. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2.	We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	During the year ended December 31, 2003, the Company recorded a charge of Ps1,247 million, for the impairment of long-lived assets (Notes 4 and 5 to the consolidated financial statements) upon the early adoption of a new standard. Under the standard, adoption is required on January 1, 2004 and early adoption is permitted.

4.	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unefon, S. A. de C. V. and its subsidiaries at December 31, 2002 and 2003, and the results of their operations, their changes in stockholders’ equity and in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

5.	Accounting principles generally accepted in Mexico differ in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18, as restated, to the consolidated financial statements.

PricewaterhouseCoopers

/S/ C.P. MANUEL ALATRISTE

C.P. Manuel Alatriste
Audit Partner

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Mexican pesos of December 31, 2003 purchasing power)

	December 31,
	2002		2003		2003
					Thousands of US dollars (*)
Assets:

CURRENT:
Cash and cash equivalents	Ps	211,963	Ps	106,979	US$	9,520
Restricted cash		165,824
Accounts receivable (less allowance for doubtful accounts of $51,770 in 2003 and $67,560 in 2002)		260,152		280,766		24,985
Recoverable value added tax		13,104
Related parties (Note 9)		214,234		171,143		15,230
Handset inventories (Note 2c.)		155,127		167,504		14,906
Other assets (Note 7)		15,866		52,949		4,712

Total current assets		1,036,270		779,341		69,353

PROPERTY AND EQUIPMENT - Net (Note 4)		3,541,977		3,170,604		282,152

CONCESSION RIGHTS - Net (Note 5)		4,022,520		2,652,919		236,084

PRE-OPERATING EXPENSES - Net (Note 6)		603,447

OTHER ASSETS - Net (Note 7)		171,285		115,379		10,268

Total assets	Ps	9,375,499	Ps	6,718,243	US$	597,857

Liabilities:

CURRENT:
Bank loans (Note 8)	Ps	234,622	Ps	135,978	US$	12,101
Nortel Networks Limited (Note 10)		372,066		38,532		3,429
Deferred revenue (Notes 2o. and 11)		231,026		415,574		36,982
Accounts payable and accrued expenses		704,603		393,401		35,009
Related parties (Note 9)		829,480		1,308,661		116,458

Total current liabilities (Note 3)		2,371,797		2,292,146		203,979

LONG-TERM:
Bank loans (Note 8)		108,000
Deferred revenue (Notes 2o. and 11)				2,855,172		254,082
Capital reduction payable to stockholders		723,265
Nortel Networks Limited (Note 10)		3,424,521
Related parties (Note 9)		165,175		120,296		10,705
Other non-current liabilities		21,125		17,150		1,526

Total long-term liabilities		4,442,086		2,992,618		266,313

Total liabilities		6,813,883		5,284,764		470,292

COMMITMENTS AND CONTINGENCIES AND SUBSEQUENT EVENTS (Notes 15 and 17)

STOCKHOLDERS’ EQUITY (Notes 1 and 13):

Capital stock		3,359,534		3,359,534		298,965
Premium on share subscription		1,623,172		1,623,172		144,446
Deficit		(2,421,090)		(3,549,227)		(315,846)

Total stockholders’ equity		2,561,616		1,433,479		127,565

Total liabilities and stockholder’s equity	Ps	9,375,499	Ps	6,718,243	US$	597,857

(*)	The US dollar figures represent the Mexican peso amounts as of December 31, 2003 expressed in pesos of December 31, 2003 purchasing power translated at the exchange rate of Ps11.2372 per US dollar and are not covered by the Report of Independent Registered Public Accounting Firm.

The accompanying notes are and integral part of these consolidated financial statements.

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF RESULTS OF OPERATIONS

(Notes 1 and 9)

(Thousands of Mexican pesos of December 31, 2003

purchasing power, except number of shares and per share data)

	Year ended December 31,
	2001		2002		2003		2003
							Thousands of US dollars (*)
Revenue:
Service revenue	Ps	631,894	Ps	1,586,080	Ps	1,943,560	US$	172,958
Interconnection revenue		506,040		1,025,763		1,298,742		115,575
Sale of handsets		415,986		443,745		438,291		39,004
Other revenue		55,729		103,798		210,758		18,755

Total revenue		1,609,649		3,159,386		3,891,351		346,292

Costs and expenses:
Cost of handsets		909,118		926,550		1,005,393		89,470
Cost of interconnection and resale of long distance		227,332		382,592		427,047		38,003

Total costs		1,136,450		1,309,142		1,432,440		127,473

General and administrative expenses		301,439		602,994		642,349		57,163
Rentals		246,091		308,690		331,922		29,538
Other operating expenses		329,244		278,079		257,408		22,907

Total expenses		876,774		1,189,763		1,231,679		109,607

(Loss) income before depreciation and amortization		(403,575)		660,481		1,227,232		109,212

Depreciation and amortization		491,963		737,071		826,578		73,557

Operating (loss) income		(895,538)		(76,590)		400,654		35,654

Comprehensive financing result:
Interest income		(22,615)		(5,669)		(8,434)		(751)
Interest expense (include US$8,111 of interest accrued from August 16 to December, 31 2002 on Nortel Networks Limited debt)		620,025		576,875		211,657		18,835
Amortization of debt fees and political risk insurance		42,366		34,470		17,418		1,550
Exchange loss (gain) - Net		(138,231)		587,912		334,784		29,792
Gain on monetary position		(215,198)		(317,260)		(200,701)		(17,860)

		286,347		876,328		354,724		31,567

Other income - Net		22,921		46,547		72,613		6,462

Income (loss) before the impairment of long-lived assets		(1,158,964)		(906,371)		118,543		10,549

Impairment of long-lived assets (Notes 4, 5 and 6)						1,246,680		110,942

Net loss for the year	Ps	(1,158,964)	Ps	(906,371)	Ps	(1,128,137)	US$	100,393

Net loss per share (Note 2p.)	Ps	(0.461)	Ps	(0.360)	Ps	(0.448)	US$	(0.032)

(*)	The US dollar figures represent the Mexican peso amounts as of December 31, 2003 expressed in pesos of December 31, 2003 purchasing power translated at the exchange rate of Ps11.2372 per US dollar and are not covered by the Report of Independent Registered Public Accounting Firm.

The accompanying notes are an integral part of these consolidated financial statements.

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Note 13)

(Thousands of Mexican pesos of December 31, 2003 purchasing power,

except number of shares and per share data)

	Number of common shares outstanding	Capital stock		Premium on share subscription		Deficit		Total
	(thousands)
Balances at December 31, 2000	2,516,129	Ps	3,359,534	Ps	1,623,172	Ps	(355,755)	Ps	4,626,951
Comprehensive loss for the period							(1,158,964)		(1,158,964)

Balances at December 31, 2001	2,516,129		3,359,534		1,623,172		(1,514,719)		3,467,987
Comprehensive loss for the period							(906,371)		(906,371)

Balances at December 31, 2002	2,516,129		3,359,534		1,623,172		(2,421,090)		2,561,616
Comprehensive loss for the period							(1,128,137)		(1,128,137)

Balances at December 31, 2003	2,516,129	Ps	3,359,534	Ps	1,623,172	Ps	(3,549,227)	Ps	1,433,479

The accompanying notes are an integral part of these consolidated financial statements.

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Thousands of Mexican pesos of December 31, 2003 purchasing power)

	Year ended December 31,
	2001		2002		2003		2003
							Thousands of US dollars (*)
Operating activities:

Net loss for the period	Ps	(1,158,964)	Ps	(906,371)	Ps	(1,128,137)	US$	(100,393)

Adjustments to reconcile net loss to resources (used in) provided by operating activities:
Impairment of long lived assets						1,246,680		110,942
Depreciation and amortization		491,963		737,071		826,578		73,557
Interest accrued from August 16 to December 31, 2002 on Nortel Networks Limited				88,034

		(667,001)		(81,266)		945,121		84,106
Changes in operating assets and liabilities:

Deferred revenue						3,039,720		270,505
Net change in restricted cash, accounts receivable, other assets, accounts payable and accrued expenses		179,666		478,674		(494,505)		(44,006)

Resources (used in) provided by operating activities		(487,335)		397,408		3,490,336		310,605

Financing activities:

Bank loans obtained (paid)		483,752		(152,827)		(206,644)		(18,389)
Debt to related parties		479,425		322,449		487,816		43,411
(Payment to) financing from Codisco and Nortel - Net		164,851		195,247		(3,424,521)		(304,749)
Capital stock reduction payable to shareholders		15,275		(12,112)		(723,265)		(64,363)

Resources (used in) provided by financing activities		1,143,303		352,757		(3,866,614)		(344,091)

Investing activities:

Acquisition of property and equipment - Net		(1,121,875)		(674,356)		(412,960)		(36,749)
Concessions				—		684,254		60,892
Pre-operating expenses		(11,502)

Resources (used in) provided by investing activities		(1,133,377)		(674,356)		271,294		24,142

Net (decrease) increase in cash and cash equivalents		(477,409)		75,809		(104,984)		(9,343)
Cash and cash equivalents, beginning of the year		613,563		136,154		211,963		18,863

Cash and cash equivalents, end of the year	Ps	136,154	Ps	211,963	Ps	106,979	US$	9,520

(*)	The US dollar figures represent the Mexican peso amounts as of December 31, 2003 expressed in pesos of December 31, 2003 purchasing power translated at the exchange rate of Ps11.2372 per US dollar and are not covered by the Report of Independent Registered Public Accounting Firm.

The accompanying notes are an integral part of these consolidated financial statements.

UNEFON, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

(Thousands of Mexican pesos of December 31, 2003 purchasing power,

except exchange rates, share and per share data)

NOTE 1 - THE COMPANY:

Unefon, S. A. de C. V. (“Unefon” or “Company”) was incorporated under the laws of Mexico on January 19, 1998.

The Company is mainly engaged in the installation, operation and exploitation of a public, wireless, digital network of telecommunications services under concession rights granted by the Ministry of Communications and Transport (“SCT”) (see Note 5).

At an Extraordinary Stockholder’s Meeting held on August 16, 2001, the stockholders agreed to spin-off part of the assets and liabilities pertaining to the 3.4 GHz, 7.1-7.7 GHz and 37.0-38.6 GHz frequencies, with the authorization of the SCT and consent from Nortel Networks Limited (“Nortel”), from Operadora Unefon, S. A. de C. V., to three newly incorporated wholly owned subsidiaries of Unefon, S. A. de C. V.: Operadora de Comunicaciones, S. A. de C. V., Unefrecuencias, S. A. de C. V. and Frecuencia Móvil, S. A. de C. V., respectively.

At the June 30, 2002 Extraordinary Stockholders’ Meeting, the stockholders of Operadora de Comunicaciones, S. A. de C. V. and Unefrecuencias, S. A. de C. V., then subsidiary companies, agreed to a capital stock increase of Ps677,876 and Ps18,953, respectively. These capital stock increases were made by Cosmofrecuencias, S. A. de C. V. (“Cosmofrecuencias”), with Unefon relinquishing its right to participate in these increases. The shares issued as a result of this capital stock increase were limited-voting shares under certain conditions, which were met. At a General Extraordinary Meeting, the stockholders of Operadora de Comunicaciones, S. A. de C. V. and Unefrecuencias, S. A. de C. V. agreed to exchange the limited-vote shares issued for full voting shares, with which Cosmofrecuencias acquired control of the companies referred to above.

At the October 28, 2003 Extraordinary Stockholders’ Meeting, the Company´s stockholders executed a spin-off of Operadora Unefon, S. A. de C. V. creating two new companies wholly owned by Operadora Unefon, S.A. de C.V.: Corporativo Alsavisión, S. A. de C. V. and Estudios Azteca, S. A. de C. V. The purpose of the creation of the two new entities was to separate the operations based on geographic regions to facilitate more efficient operations. As of the date of this spin-off, these companies hold the portion of the inventories, accounts receivable and accounts payable of their respective geographic regions.

Unefon is a holding company, with no material assets or operations other than its investment in its subsidiaries described below:

		% of participation
Company	Operating activity	Direct	Indirect
Operadora Unefon, S. A. de C. V. (“Operadora”), formerly Sistemas Profesionales de Comunicación, S. A. de C. V.	Concessionaire for radio-electric frequency bands for fixed or mobile wireless access services	99.9%

Servicios SPC, S. A. de C. V. (“Servicios”)	Personal service company	99.9%

Operadora SPC, S. A. de C. V. (“Operadora SPC”)	Administrative personal service company (in pre-operating stage)	99.9%

Frecuencia Móvil, S. A. de C. V.	Concessionaire for radio-electric frequency band (in pre-operating stage)	99.9%

Corporativo Alsavisión, S. A. de C. V.	Inventories comercialization	99.9%

Estudios Azteca, S. A. de C. V.	Inventories Comercialization	99.9%

Torres y Comunicaciones, S. A. de C. V. (“Torres”) (a wholly-owned subsidiary of Operadora)	Digital network of telecommunications services (in pre-operating stage)		99.9%

On February 1, 2000, the Company began operations in the city of Toluca. At December 31, 2003 the Company had operations in sixteen cities (Toluca, Torreón, San Luis Potosí, Aguascalientes, Puebla, León, Guadalajara, Monterrey, Querétaro, Acapulco, Mexico City, Morelia, Tampico, Saltillo, Tuxtla Gutiérrez and Ciudad Juárez).

The Company’s revenues are dependent on providing reliable service to customers at competitive rates, the general economic conditions in the geographic regions served and the ability to effectively compete against alternative telecommunications services, such as cellular and fixed line services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company’s consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in Mexico (“Mexican GAAP”). Mexican GAAP requires that the financial statements be expressed in constant pesos of purchasing power as of the date of the most recent balance sheet presented, in this case, December 31, 2003, based on factors derived from the National Consumer Price Index (“NCPI”) issued by the Banco de México.

Following is a summary of the most significant accounting policies followed by the Company in preparing its consolidated financial statements:

a. Basis of consolidation

The Company consolidates all of its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

b. Cash and cash equivalents

Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, plus interest earned during the period.

c. Handset inventories

Inventories are stated at the lower of replacement cost and market value or net realizable value (“NRV”)

d. Property and equipment

Property and equipment are expressed at restated value determined by applying factors derived from the NCPI to acquisition costs, which include capitalized comprehensive financing costs. Depreciation is calculated using the straight-line method, based on the estimated useful lives of the assets (see Note 4). Property and equipment includes Ps138,657 of comprehensive financing cost capitalized from inception through December 31, 2000, 2001 and 2002.

Unefon evaluates potential impairment loss relating to long-lived assets by comparing their unamortized carrying amounts with the discounted future expected cash flows (without interest charges) generated by the assets over the remaining life of the assets. If the sum of the expected future discounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Testing whether an asset is impaired and for measuring the impairment loss is performed for asset groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

e. Concession rights

Concession rights are expressed at restated value determined by applying factors derived from the NCPI to acquisition costs, which include capitalized comprehensive financing costs. Amortization is calculated using the straight-line method based on the estimated useful life, starting from the date on which wireless telephone services commence in the cities in which the Company operates.

Unefon evaluates potential impairment loss relating to concession rights by comparing their unamortized carrying amounts with the discounted future expected cash flows (without interest charges) generated by the concession over the remaining life of the concession. If the sum of the expected future discounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Testing whether a concession right is impaired and for measuring the impairment loss is performed for asset groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

f. Expenses paid in advance

These expenses represent disbursements that benefit more than one accounting period, and are amortized by the straight-line method, over terms of up to five years, or the percentage of revenue realized.

g. Preoperating expenses

Pre-operating expenses include costs and expenses associated with the commencement of operations in the cities in which the Company will provide services, and are expressed at restated value determined by applying factors derived from the NCPI to original cost.

The Mexican Institute of Public Accountants (MIPA) issued Statement C-8 “Intangible Assets”, effective as from January 1, 2003, which requires that intangible assets be recognized in the balance sheet, provided they are identifiable, provide expected economic benefits and control of said benefits is in the hands of the company. (See Note 6).

Through 2002 amortization was calculated using the straight-line method over a period of 10 years, starting from the date on which operations commence (see Note 6).

h. Deferred income tax

Income tax is recorded by the comprehensive assets and liability method, which consists of recognizing deferred income tax on all temporary differences between the book and tax values of assets and liabilities at the date of the financial statements (see Note 14).

Deferred employees’ statutory profit sharing is recorded only in respect of those temporary differences between book income and income adjusted for profit sharing purposes which it may reasonably be presumed will result in a future liability or benefit. At December 31, 2002 and 2003 there are no temporary differences that generate a deferred PTU obligation.

i. Liabilities, provisions, contingent assets and liabilities and commitments

The company’s liabilities and liability provisions recognized in the balance sheet represent present obligations, the settlement of which will more likely than not require the use of economic resources. These provisions have been recorded, based on management’s best estimate of the amount needed to settle the present obligation; however, actual results could differ from the provisions recognized.

As from January 1, 2003, the Company adopted the guidelines of Statement C-9 issued by the MIPA, “Liabilities, provisions, contingent assets and liabilities and commitments” in effect as from January 1, 2003. This statement establishes general rules for valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as part of its normal operations.

Adoption of this standard did not have material effect on the company’s financial position or results of operations.

j. Capital stock, premium on share subscription

Capital stock is stated in terms of year-end purchasing power, and is determined by applying factors derived from the NCPI to the historical amounts. The premium on share subscription represents the difference between the payment for the shares subscribed and the nominal value of those shares, and is restated by applying NCPI factors. (See Note 13).

k. Gain on monetary position

The gain on monetary position shown in concession rights, property, furniture and equipment, pre-operating expenses and results of operations represents the effects of inflation, measured in terms of the NCPI, on net monthly monetary assets and liabilities.

l. Comprehensive loss

The comprehensive loss for the Company is equal to the net loss, as there are no items of comprehensive loss for the years other than the net loss, and is restated on the basis of NCPI factors.

m. Labor benefits

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are recognized as cost for the years in which their services are rendered. At December 31, 2001, 2002 and 2003, these labor liabilities were not significant, as most employees had not accumulated much seniority.

Compensation based on the length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, are charged to results of operations in the year in which they become payable.

n. Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled.

Assets and liabilities denominated in foreign currencies are stated at the Mexican peso equivalents resulting from applying exchange rates at the balance sheet date. Exchange differences arising from fluctuations in the exchange rate between the dates on which transactions are entered into and those on which they are settled, or the balance sheet date, are charged to comprehensive financing cost.

o. Revenue recognition

The Company sells wireless telephone services through pre-paid phone cards.

Pre-paid wireless telephone services must be used in a maximum period of 30 days after prepayment, after which the right expires, except when prior to the expiration date, the customer purchases at least Ps150 of additional services, at which time the latest purchase is added to the unused balance, and the term is renewed for an additional 30 days.

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

Deferred revenue recorded for the indefeasible right-of-use (IRU) of capacity is recognized into revenue over a period of 16 years. (See Note 11).

p. Advertising costs

Advertising costs are expensed as incurred.

q. Stock option plan

Stock options granted to participants of the stock option plan are not recorded. The exercises of the options are treated as sales of stock by crediting paid-in capital stock for the cash received. (See Note 13).

r. Net loss per share

Net loss per share is calculated based on the weighted average number of shares outstanding during the period. As of December 2001, 2002 and 2003, the weighted average number of shares outstanding was 2,516,129,032.

s. Fair value of financial instruments

The market value of cash and cash equivalents, accounts receivable, short-term and long-term debt and accounts payable closely approximates their book value due to the variable interest rates and short-term maturity of the financial instruments.

t. Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements. Actual results could differ from those estimates.

u. New accounting principles

I.	In 2002, the MIPA issued Statement C-15 “Impairment in the Value of Long-lived Assets and Their Disposal”, which will be effective as of January 1, 2004, although early adoption is recommended.

This statement: i) provides criteria that allow the identification of situations showing evidence of deterioration in the value of long-lasting assets, both tangible and intangible; ii) defines the rule for calculating and recording of losses arising from the deterioration of assets and their reversion; iii) establishes the rules for presentation and disclosure of assets whose value has been impaired or impairment whose has reversed, and iv) provides rules for the presentation and disclosure of discontinued operations.

In accordance with the guidelines established in this statement, in 2003, impairment in the value of fixed assets and concession rights amounted to Ps1,246,680, disclosed as a single line item in the accompanying statement of operations. Unefon believes that the decline in the fair value of its concession rights and fixed assets was due principally to uncertainty about industry prospectus in light of continuing price competition, and slowing subscriber growth.

II.	The MIPA issued new Statement C-12 “Financial instruments qualifying as liabilities, capital or both”. The guidelines contained in this statement are mandatory for periods commencing on or after January 1, 2004. However, early application of these guidelines is recommended.

This new statement established the most important differences between liabilities and stockholders’ equity, from the point of view of the issuer, as a base for properly identifying, classifying and recording, in the initial recognition, the liabilities and capital components of combined financial instrument.

Although this statement went into effect on January 1, 2004, it does not require restatement of prior year’s information, or recognition of an accumulated initial effect in the results for the period in which it is adopted, as established in the transitory paragraph therein. Thus the adoption of this statement will have no impact on the Company’s financial statements.

v. Reclassifications

Various prior year amounts were reclassified to conform with current year presentation.

NOTE 3 - FOREIGN CURRENCY POSITION:

At December 31, 2003 and 2002, the Company had the following monetary assets and liabilities denominated in thousands of US dollars, valued at the exchange rates of Ps11.2372 and Ps10.439 per US dollar, respectively:

	December 31,
	2002		2003
Assets	US$	24,903	US$	1,006
Liabilities		(629,005)		(404,848)

Net short position	US$	(604,102)	US$	(403,842)

At March 15, 2004, date of issuance of these consolidated financial statements, the exchange rate was Ps10.9638 per US dollar.

Following is a summary of the Company’s principal foreign currency transactions, expressed in thousands of US dollars:

	For the year ended December 31,
	2001		2002		2003
Fees	US$	1,367	US$	395	US$	—

Interest expense	US$	46,693	US$	19,442	US$	16,668

Inventory purchases	US$	85,697	US$	64,103	US$	53,743

Property and equipment acquisitions	US$	70,232	US$	151,664	US$	18,604

NOTE 4 - PROPERTY AND EQUIPMENT:

	December 31,				Estimated useful life
	2002		2003		2002	2003
Buildings	Ps	264,121	Ps	395,224	20	20
Leasehold improvements		99,655		106,982	10	10
Communication equipment		106,304		122,538	3	3
Office furniture and equipment		78,017		83,866	10	10
Transportation equipment		18,675		19,009	4	4
Computer equipment and software		388,615		406,127	3	3
Transmission equipment		3,091,199		3,212,510	10	8
Machinery and equipment		98,693		101,116	10	8

		4,145,279		4,447,372
Accumulated depreciation		(842,592)		(1,356,725)

		3,302,687		3,090,647
Land		41,170		41,050
Construction in progress others		198,120		38,907

	Ps	3,541,977	Ps	3,170,604

In 2003, the Company adopted the provisions of Statement C-15 “Impairment in Value of Long-lived Assets and their Disposal” issued by the MIPA. The application of the guidelines established in this statement resulting in a charge during the year of Ps173,996.

NOTE 5 - CONCESSION RIGHTS:

On May 18, 1998, the Company received a formal notification from the Federal Telecommunications Commission (“COFETEL”) granting the Company national concessions for the use of 80 MHz of radio frequencies. These concessions give the Company the right to use a bandwidth of 30 MHz within the 1.9 GHz frequency range, and two bandwidths of 25 MHz within the 3.4 GHz frequency range in each of the nine regions of Mexico (jointly referred to as

“wireless concessions”). Additionally, on June 23, 1998, the SCT issued the Company a concession for the installation, operation and exploitation of a public telecommunications network (the “network concession”).

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

The Company paid the equivalent of 20% of the concession value, and was given an extension to June 15, 1999 to pay the remaining 80%. On June 14, 1999, the Company paid the Mexican Government the remaining 80% of the concession cost plus interest accruing through that date.

In December 1999 and January 2000, the Company acquired concessions for the use of a bandwidth of 112 MHz within the 37.0-38.6 GHz frequencies and the 7.1-7.7 GHz frequencies with a bandwidth the 56 MHz.

The Company’s concessions were granted for a period of twenty years and are renewable if certain requirements are complied.

Under the provisions of the 1995 Federal Telecommunications Law and the Foreign Investments Law, telecommunications concessions may only be granted to Mexican individuals or entities, in which foreign investment may not exceed 49% of the capital stock, or which are not controlled by foreign entities, except, in the case of concessions for cellular communication services, where foreign investment may exceed 49% of the capital stock if approved by the National Foreign Investments Commission.

Under the 1995 Federal Telecommunications Law, a concession may be terminated in the following cases: i) when the term expires; ii) when the concessionaire cancels the concession; iii) when the concession is terminated due to noncompliance with the terms of the concessions and applicable law; iv) expropriation, or v) when there is dissolution or bankruptcy of the concession holder.

Below is a breakdown of the concession rights:

	December 31,
	2002		2003
Concession for 1.9 GHz frequency (net of Ps344,870 of impairment in 2003)	Ps	2,302,780	Ps	1,857,152
Capitalized interest net of gain on monetary position (and net of Ps22,013 of impairment in 2003)		158,097		118,542
Effect of restatement (net of Ps200,325 of impairment in 2003)		1,159,259		1,078,767

		3,620,136		3,054,461
Less – accumulated amortization:
Concession for 1.9 GHz frequency (net of Ps39,165 of impairment in 2003)		(342,586)		(410,117)

		3,277,550		2,644,344

Concession for 3.4 GHz frequency (Note 1)		450,482		—
Capitalized interest net of gain on monetary position		24,857		—
Effect of restatement		228,694		—

		704,033		—

Concessions for 37.0-38.6 GHz frequencies (net of Ps10,383 of impairment in 2003)		16,639		6,256
Capitalized interest net gain on monetary position (net of Ps284 of impairment in 2003)		477		193
Effect of restatement (net of Ps2,094 of impairment in 2003)		4,381		2,126

		21,497		8,575

Concessions for 7.1-7.7 GHz frequencies (Note 1)		15,478		—
Capitalized interest net of gain on monetary position		431		—
Effect of restatement		3,531		—

		19,440		—

	Ps	4,022,520	Ps	2,652,919

Under the concession rights, the Company is subject to certain coverage commitments (mainly the provision of services in all regions into which the concession titles are divided into). The coverage commitments are divided into five phases, all of which must be completed during a term of three to five years. As of December 31, 2003, the Company had not met the coverage commitments, however it is in process of obtaining an extension.

In September 2000, the SCT awarded Operadora a concession (at no cost) to install, operate and utilize the public telecommunications network to provide national and international long distance telephone service. Until the public telecommunications network is in operation, the Company is able to provide national long distance services through agreements with other service providers. This concession is for a 30 years period and can be extended for an additional 30 year period at the SCT’s discretion, assuming compliance by the Company with the conditions of the concession.

The Company early adopted the provisions of Statement C-15 “Impairment in the Value of Long-lived Assets and their Disposal”, issued by the MIPA in 2003. In accordance with the guidelines established in this standard, the Company identified a portion of the concession rights as impaired, and therefore recorded a charge of Ps540,804 to write down the value of the concession rights, recorded outside of operations in 2003. (See Note 2u.) Also, as part of the analysis carried out for the determination of the impairment loss, the Company determined, as a result of expected changes in technology, to lower the amortization period of the concessions from 16 years to 8 years.

NOTE 6 - PRE-OPERATING EXPENSES:

Net balance at December 31, 2002	$603,447
Less:
Amortization for the period	(71,567)
Write-off of pre-operating expenses	(531,880)

Net balance at December 31, 2003	$—

As a result of the adoption of Statement C-8 “Intangible assets”, which went into effect in 2003, Management wrote-off its preoperating expenses, after carrying out an evaluation and, concluding that the preoperating expenses will not generate future economic benefits.

NOTE 7 - OTHER ASSETS:

	December 31,
	2002		2003
Current balances:
Advance payments	Ps	10,837	Ps	52,484
Other accounts receivable		5,029		465

	Ps	15,866	Ps	52,949

Long-term balances:
Prepaid expenses	Ps	42,069	Ps	73,047
Arrangement fee (Note 10)		65,657
SCT fees for assigned telephone numbers		21,864		20,574
Guarantee deposits		18,018		4,494
Other		23,677		17,264

	Ps	171,285	Ps	115,379

NOTE 8 - BANK LOANS:

At December 31, 2002 and 2003 the Company had the following direct bank loans:

Bank	Amount (thousands)				Interest rate		Due date
	2002		2003		2002	2003
Short term:
Banco Inbursa, S. A.	US$	3,921	US$	12,101	11%	9%	June, 2003 and 2004, respectively
Banco Inbursa, S. A.		8,180			11%		June, 2003
STC Capital Corp.		8,778			20%		February, 2003

		20,879		12,101

Long-term:
STC Capital Corp.		8,000			20%		August, 2004
Others		1,611

		9,611

Total	US$	30,490	US$	12,101

NOTE 9 - RELATED PARTY BALANCES AND TRANSACTIONS:

	December 31,
	2002		2003
Short-term balances:

Amounts receivable:
Elektra, S. A. de C. V. (“Elektra”) (1)	Ps	113,433	Ps	149,840
TV Azteca (2)		81,302
Others		19,499		21,303

	Ps	214,234	Ps	171,143

Short-term balances:

Accounts payable:
Stockholders (4)	Ps	399,417
Grupo Alsavisión, S. A. de C. V. (3)
(“Grupo Alsavisión”)		148,739	Ps	606,988
TV Azteca (2)		17,355		335,707
Corporación RBS, S. A. de C. V. (5)				229,649
Elektra (1)		249,627		131,136
Others		14,342		5,181

	Ps	829,480	Ps	1,308,661

	December 31,
	2002		2003
Long-term balances:

Accounts payable:
Elektra (1)	Ps	68,026	Ps	101,011
TV Azteca (2)		77,098
38 GHTZ (6)		20,051		19,285

	Ps	165,175	Ps	120,296

The most important transactions with related parties are summarized as follows:

	For the year ended December 31,
	2001		2002		2003
Sales of handsets and accessories	Ps	146,054	Ps	292,709	Ps	85,024

Rental expense	Ps	24,085	Ps	25,852	Ps	25,852

Interest expense	Ps	17,554	Ps	82,705	Ps	160,106

Advertising expenses	Ps	67,684	Ps	68,352	Ps	120,418

Commissions on prepaid cards	Ps	15,403	Ps	57,555	Ps	55,413

Purchases of telephone handsets	Ps	132,694	Ps	253,964	Ps	168,191

Discount on sale of handsets	Ps	54,148	Ps	59,298	Ps	59,648

Fees	Ps	18,034	Ps	99,004	Ps	98,104

1. Marketing, Distribution and Lease agreements - Grupo Elektra:

In June 1998, the Company entered into a 10 year agreement with Elektra Comercial, S. A. de C. V., T.H.E.O.N.E, S. A. de C. V., Salinas y Rocha, S. A. de C. V. and Grupo Hecali, S. A. de C. V. (collectively “Grupo Elektra”, and each related with Mr. Ricardo Salinas Pliego) for the marketing and distribution of Unefon’s services in Grupo Elektra’s national network of stores in Mexico. This agreement was amended in October 1999, November 2000 and December 2000.

The current agreement with Grupo Elektra compensates Grupo Elektra based on the percentage of revenues generated from the sales of handsets and airtime sold in its stores.

As compensation for Grupo Elektra services, the Company has agreed to pay Grupo Elektra:

•	The greater of a 20% discount of the value of the handset or 150 pesos discount per handset (indexed annually by the NCPI).

•	9% of airtime sold at Grupo Elektra stores for use on Unefon’s network through prepaid cards starting in June 1, 2003 and 5.8% before this date. During the year ended December 31, 2003, 2002 and 2001, the Company accrued commissions of Ps16,360, Ps19,958 and Ps15,403, respectively.

•	5.8% of the net interconnection revenue from “calling party pays” subscribers signed-up through Grupo Elektra stores until May 31, 2003; from June 1, 2003 this commission was canceled and a 2% participation was granted to Grupo Elektra to promote sales to all their customers. Net interconnection revenue is defined as interconnection revenue less cost of interconnection. During 2001, 2002 and 2003, the Company accrued commissions of Ps6,280, Ps9,181 and Ps15,988, respectively.

Additionally, in accordance with a ten-year lease agreement dated November 3, 2000, Grupo Elektra receives an annual fee payment of US$3,000 for each of the Grupo Elektra stores at which the Company installs a transmission base or any other equipment. The total amount recorded by the Company amounted to Ps275, Ps293 and Ps606 for fees of this nature during the year ended December 31, 2001, 2002 and 2003, respectively.

Under the terms of the agreements, the Company will defer payment of amounts related to airtime, interconnection and lease space accrued in 2001, 2002 and 2003 until the end of 2004. Amounts accrued in 2003 and 2004 will be payable in 2005. All amounts deferred under these agreements bear interest at a rate equivalent to Grupo Elektra’s average annual interest rate on its peso denominated debt. Starting in 2005, these payments will be made as they accrue.

“Crédito Plus”:

In November 1, 2000 the Company entered a 5 year agreement with Grupo Elektra, as an alternative to promote and sell handsets and airtime through the “Crédito Plus” credit plan, this agreement does not imply any novation, switch, modification or cancellation of the Grupo Elektra agreement mentioned above.

Unefon will pay a 16.5% commission on prepaid airtime sold in Elektra stores, to use on Unefon’s Network. The commissions are paid as earned. During 2001, 2002 and 2003 Operadora paid Ps9,457, Ps17,948 and Ps2,158, respectively.

2. Advertising Agreement - TV Azteca:

In June 1998, the Company entered into a 10-year agreement with TV Azteca (a company related to Mr. Ricardo Salinas Pliego) under which TV Azteca is to provide the Company with airtime on its two national television channels, Azteca 7 and Azteca 13, in Mexico for Unefon’s advertising campaigns. The agreement with TV Azteca was amended in October 1999 and in March 2001.

The principal terms and conditions of the TV Azteca agreement include:

•	TV Azteca will supply Unefon with advertising spots totaling an aggregate of 120,000 Gross Rating Points (“GRPs”) over the term of the agreement for US$200 (million). Unefon can use a maximum of 35,000 GRPs per year. For purposes of the agreement, GRPs equal the number of total rating points obtained in 60 second transmission of commercial messages. Up to 30% of these GRPs may be used during primetime, which is defined in the agreement as 7:00 p.m. to 11:00 p.m., Monday through Friday, and 6:00 p.m. to 11:00 p.m., Saturday and Sunday. Unefon can only use the GRPs through December 2009.

•	Unefon will pay TV Azteca 3.0% of its gross revenues up to maximum of US$200.0 million. GRPs used by the Company are billed by TV Azteca in accordance with the terms of the agreement as the GRPs are consumed on a rate schedule set forth in the agreement, which provides less expensive GRPs initially and more expensive GRPs over the term of the agreement. Pursuant to the agreement, Unefon has elected to defer payments due in 2001 and 2002 and to make these payments in four equal semi-annual installments during 2003 and 2004, with the first payment due in June 2003. The deferred payments bear interest at an month interest rate of 0.949%. Starting in 2003, Unefon’s payments to TV Azteca are due on a current basis. At December 31, 2002 and 2003, the balance is US$15.7 million and US$11.2 million (including interest);

•	Pursuant to the advertising agreement, Unefon’s failure to pay advances will not be considered a default by Unefon under the agreement. However, TV Azteca will be able to suspend the provision of television services to Unefon after Unefon’s continued failure to pay for one year.

During the year ended December 31, 2001, 2002 and 2003, the Company received Ps67,686, Ps83,547 and Ps120,418, respectively, in advertising under the terms of this agreement.

TV Azteca lease agreement:

On May 22, 1998, the Company signed a building lease agreement with TV Azteca for its headquarters in Mexico City for a term of ten years with a one-time right to renew for an additional ten year term Starting on June 1998. The lease building consists of 8,607, square meters of office space and 300 parking spaces, for which the Company pays Ps2,190 plus value added tax monthly. The lease payment is adjusted monthly by applying NCPI factors.

3. Alsavision loan

During 2001, 2002 and 2003, the Company entered into promissory notes payable to Grupo Alsavisión. As of December 31, 2002 and 2003, the Company had outstanding balances of US$13.0 million and US$52.0 million, respectively.

4. Stockholder loans

As of December 31, 2002 and 2003 the Company had received short-term stockholder loans in an amount of US$36.8 million and US$19.2 million, respectively.

5. Corporación RBS loan

During November 2003, the company entered into promissory note payable to Corporación RBS, S. A. de C. V. amounting US20 million payable on November 2005, such funds were used to pay short term debt. Under the terms of the agreement, the company will pay interest at an annual interest rate of 20%.

6. 38 GHTZ

On December 1999, Radiocel, S. A. de C. V. (“Radiocel”) made an advance payment of Ps19,285 (historic) to purchase the 37.0-38.6 GHz concessions. On November 2000 Radiocel transferred its right to acquire the concessions to 38 GHTZ, S. A. de C. V. (“38 GHTZ”). Both Radiocel and 38 GTHZ are related parties.

7. Codisco Investments LLC

See Note 10.

NOTE 10 - LONG-TERM FINANCING FROM NORTEL NETWORK LIMITED AND CODISCO INVESTMENTS, LLC:

Unefon and Nortel, Unefon’s major equipment supplier and former lender, became engaged in a dispute over each party’s compliance with the terms and conditions of the financing agreement, the procurement agreement and other related agreements entered into by the parties, which resulted in the filing of various legal actions by both parties. On June 16, 2003, Unefon reached a settlement with Nortel pursuant to which Unefon and Nortel released each other from all obligations arising out of the procurement agreement, financing agreement and any related agreements, and terminated all actions and proceedings of any kind between the parties or involving the parties and their counsel in the United States and Mexico. Unefon and Nortel also terminated the existing procurement agreement and entered into a new procurement agreement. In connection with the settlement, Operadora Unefon, S.A. de C.V. and Codisco Investments LLC (“Codisco”), an entity incorporated in the U.S., reached an agreement with Nortel Networks Limited (“Nortel”) to acquired Unefon’s outstanding debt with Nortel for US$150 million. As Unefon did not have sufficient funds to acquire the total debt on its own, Unefon and Codisco provided funds in the amount of US$43 million and US$107 million, respectively, sharing similar conditions in the transaction. Concurrently with the settlement, the US$107 million paid by Codisco, a company of which Mr. Ricardo Salinas Pliego (principal stockholder and chairman of the Board of Directors of TV Azteca), indirectly owned 50%, purchased US$325 million of the debt owed by Unefon to Nortel. Nortel and Codisco also entered into an assignment and assumption agreement pursuant to which Codisco replaced Nortel as lender under the financing agreement, and Unefon’s stock pledges in favor of Nortel were assigned to Codisco. In the agreement which formalized the purchase of the debt, Nortel stipulated that the debt could not be sold to a party unrelated to Unefon without Nortel’s express consent. In September 2003, Unefon signed a service agreement to provide capacity to an unaffiliated third party and received US$268 million as an advance payment under such agreement.(See Note 11) Unefon used these funds, in addition to funds from operations and short-term loans, to pay off the debt owed to Codisco. With this payment, all of Unefon’s assets, that had been collateralizing the loan were released.

The Company is required to pay Nortel US$25 million, via electronic transfer in immediately available funds in the event of a change in management control on or prior to December 15, 2005.

National Banking and Securities Commission Investigation:

As stated in Official Letter DGSM 040/04 folio 1140 issued by the National Banking and Securities Commission (NBSC), the commission is currently conducting an investigation involving alleged violations of the Stock Market Law, in connection with a statement published by Unefon on January 9, 2004 and submitted to the Mexican Stock Market, which contained the following terms:

“Unefon (BMV:UNEFON) informs that on June 16, 2003, its main subsidiary, Operadora Unefon, S.A. de C.V.(“Unefon”), and Codisco Investments LLC (“Codisco”), an entity constituted in the United States, reached an agreement with Nortel Networks Limited (“Nortel”) to acquire Unefon’s outstanding debt with Nortel for US$150 million. Given that Unefon, on a stand alone basis, did not have sufficient funds to acquire the entirety of the debt, Unefon and Codisco funded US$43 million and US$107 million, respectively, sharing similar conditions in this transaction. In the contract which formalized the purchase of the debt, Nortel established that the debt could not be sold to a non-related party without Nortel’s express consent.

Ricardo Salinas Pliego, Chairman of TV Azteca, S.A. de C.V. (NYSE: TZA, BMV: TV AZTCA), and Moisés Saba Masri, Chairman of Unefon, each indirectly owned 50% of Codisco.

In September 2003, Unefon signed a service contract to provide capacity to an unaffiliated third party and received US$268 million subject to such contract Unefon, as it was contractually obligated to do, used these funds, in addition to funds from operations and short-term credits, to pay off the US$325 million in debt. With this payment, all of Unefon’s assets which have been collateralized the loan were released”.

Unefon and its legal advisors indicate that the NBSC has not clarified the nature or purpose of the investigation.

Supply agreement with Nortel

As part of the “Restructuring Agreement”, Operadora and Nortel signed a new procurement agreement for the supply of equipment, software, services and technical support effective for a five-year period. The technology is the same as that established in the prior supply agreement, digital cordless CDMA, operating on the 1.9 GHz frequency band.

Operadora committed to purchase from Nortel a minimum of US$100 million of equipment and services during the period of the arrangement, and to purchase no less than US$20 million annually. The agreement does not include commitments to purchase exclusively from Nortel, and is regulated by the laws of the State of New York.

The agreement can be terminated: (i) if desired by any of the parties, (ii) if any of the parties enter into a bankruptcy process, (iii) in the event of noncompliance with any of the provision of the agreement, or (iv) if Unefon fails to pay an invoice, in accordance with the terms for payment stipulated in the agreement, provided the delay in payment exceeds 90 days.

NOTE 11 - CAPACITY SUPPLY AGREEMENT:

In September 2003, Operadora signed an agreement to provide Radiomóvil Dipsa, S. A. de C. V. (DIPSA), not a related party, the IRU of capacity for part of the spectrum granted in the concession to Operadora on the 1850-1865 Mhz/1930-1945 Mhz band. The capacity sold represents capacity that the Company estimates would not otherwise have been used for the duration of the concession. DIPSA has the IRU of the capacity for a period of 16 years for approximately US$404 million, which was paid to Operadora in September and October 2003, net of a prepayment incentive discount of approximately US$137 million. In the event

Operadora is able to obtain a renewal of the concession at the end of the term, DIPSA will be entitled (but not required) to another IRU arrangement, at a cost equal to the proportion of the fee that Operadora will be required to pay for the renewal of the concession corresponding to the radio-electric frequency used by DIPSA.

The agreement can be terminated early or cancelled under certain circumstances, such as if the concession is revoked, among others, in which case, a portion of the prepaid usage fee in accordance with a contracted schedule would be refunded to DIPSA, plus the corresponding interest. The agreement can also be terminated early due to causes attributable to DIPSA; in which case, Operadora would have the right not to return the advance payment received.

NOTE 12 - AGREEMENTS WITH MATC DIGITAL:

On December 2000 the Company and MATC entered into amended and restated Build-to-Suit and Master Lease agreements.

Amended and Restated Build-to-Suit and Master Lease Agreements:

The Amended and Restated Build-to-Suit agreement states that MATC: a) will acquire, develop and/or build within coverage rings identified by the Company all new build-to-suit sites during the term of the agreement and that the Company shall lease certain space from MATC pursuant to terms provided in the Amended and Updated Master Lease agreement; b) will identify space on third party existing sites within the coverage rings identified by the Company; c) will identify, investigate and develop space on MATC existing sites within coverage rings identified by the Company and if such site is selected lease certain space to MATC, and d) will perform the site searches as set forth in the agreement.

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

Under the Amended and Restated Master Lease agreement, the Company agreed to lease space from MATC within equipment shelters constructed and owned by MATC in accordance with the Amended and Restated Build-to-Suit agreement, ground space for the installation of the Company’s equipment and space on MATC towers. Each of the site leases is governed by the Amended and Restated Master Lease agreement.

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

During 2001, 2002 and 2003, the Company incurred costs of approximately Ps214, Ps180 and Ps5.6 million, for the construction of the transmission towers. The amount received from MATC as payment of reimbursable costs and the rent provision (Ps209 million and Ps247 million) have been offset against the amount incurred by the Company in the balance sheet included have been offset in the accounts payable and accrued expense accounts at December 31, 2001 and 2002, respectively for all years presented.

At December 31, 2001, 2002 and 2003 the Company had leased 467, 556 and 538 sites, respectively. These leases are accounted for as operating leases. The lease expense during the period ended December 31, 2001, 2002 and 2003 amounted to Ps159 million, Ps211 million and Ps220 million, respectively. The total future minimum lease obligations based on the current base rent of 538 sites, under the terms of the contract is approximately US$195 million as shown on the following page.

Year ended December 31,	Millions of US dollars

2004	US$	19.5
2005		19.5
2006		19.5
2007		19.5
2008 and thereafter		117.0

NOTE 13 - STOCKHOLDERS’ EQUITY:

At December 31, 2003 the capital stock is variable with a fixed minimum of Ps2,807,128 (historical) and unlimited maximum. The capital stock is composed of Series “A” common shares, ordinary, no par value, as shown below:

	December 31, 2003
Stockholder	Number of shares	Amount
	(thousands)
TV Azteca	1,170,000	Ps	1,161,730
Moisés Saba Masri	1,170,000		1,161,730
Various (public)	176,129		174,884
Stock option plan	310,983		308,784

Total authorized	2,827,112		2,807,128
Capital stock authorized but not paid	(310,983)		(308,784)

Total	2,516,129		2,498,344

Restatement increment			861,190

		Ps	3,359,534

In the event of a capital reduction, the excess of stockholders’ equity over capital contributions is subject to a tax equivalent to 49.25% and 47.06%, if paid in 2004 or 2005, respectively.

Stock option plan

On November 17, 2000, the Company established a stock option plan that provides for the issuance of stock options to: a) the persons designated by TV Azteca; b) Mr. Moisés Saba or his designee, and c) certain current employees of the Company who will be designated by the Board of Directors.

Under the stock option plan, which covers aggregate of 310,982,240 Series “A” shares, authorized for the issuance.

The assigned options to acquire capital stock of the Company have the following terms:

•	4.25% of the Company’s fully diluted capital stock, or 120,152,229 Series “A” shares, to persons designated by TV Azteca (at an exercise price of US$0.1507 per share).

•	4.25% of the Company’s fully diluted capital stock, or 120,152,229 Series “A” shares, to Mr. Moisés Saba or to persons whom he will designate (at an exercise price of US$0.1507 per share).

•	0.5% of the Company’s fully diluted capital stock, or 14,135,556 Series “A” shares, to Mr. Moisés Saba or to persons whom he will designate (at an exercise price of US$0.3537 per share).

•	2.0% of the Company’s fully diluted capital stock, or 56,542,226 Series “A” shares, to the employees designated by the Board of Directors (at an exercise price of US$0.3537 per share).

A trust has been created to administer the stock option plan. The trust is managed by a committee consisting of two members. The duties of the trust include maintaining a record of:

•	Participants in the stock option plan, trustees and their beneficiaries;

•	The number of option shares granted to each;

•	The exercise price of the option, and

•	The governing terms and conditions of the plan.

All options authorized under the plan have been assigned with certain contingent performance criteria required for grant. Under the terms of plan the options will be granted on specified anniversary dates as provided below:

Anniversary date	% of options to be granted
January 1, 2001	10
2002	10
2003	20
2004	30
2005	30

These grants are contingent on the achievement of specific goals determined by the Technical Committee. The options are considered granted once they are approved by the Technical Committee. If the Technical Committee does not take action, the options will be considered granted 90 days after the anniversary dates of the conditional assignment. Once the options have been granted there is a one year vesting period after which the participants have up to five years in which to exercise the options.

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

In 2001, the Technical Committee completed the final assignment of the options to be awarded under the plan and had notified to the participants the number of options that they would be eligible to be granted at the various anniversary dates.

At December 31, 2001, 2002 and 2003, the total number of shares formally assigned was 307,646,520, 309,266,397 and 305,820,864, respectively.

Principal shareholder

In October 2000, TV Azteca granted rights to acquire all of its shares in Unefon and certain other of TV Azteca’s securities on a pro-rata basis to the holders of all of TV Azteca’s outstanding shares. The grant of the rights to acquire the Unefon Series “A” shares was subject to receiving the consent of the holders of the TV Azteca and Azteca Holdings notes. On March 27, 2001, TV Azteca and Azteca Holdings obtained these consents and paid a fee totaling Ps121,328 (nominal) to holders of the Azteca Holdings and TV Azteca notes. The grant of the rights remains subject to; i) the filing and effectiveness of a registration statement with the SEC that registers the Unefon Series “A” shares underlying the rights and ii) the receipt of all applicable regulatory and third-party approvals, including the consent of Nortel (see Note 10). The rights to acquire the Unefon Series “A” shares were originally only exercisable on December 11, 2002. However, in December 2002, TV Azteca approved the change of the exercise date to December 12, 2003.

On October 16, 2003, TV Azteca’s Board of Directors approved a spin-off of its investment in Unefon. This decision was ratified at the extraordinary stockholders’ meeting held on December 19, 2003. As a result, the company is no longer an investment of TV Azteca.

NOTE 14 - TAX MATTERS:

Income tax (“IT”)

Unefon and its subsidiaries do not consolidate for tax purposes.

For the year ended December 31, 2001, 2002 and 2003, Unefon determined combined losses for tax purposes of Ps5,382,698, Ps5,762,703 and Ps2,627,545, respectively, which can be offset against future income, and restated by applying factors derived from the NCPI.

The difference between book and tax results is mainly due to effects of inflation; non-deductible expense; the difference between book and tax depreciation and amortization, capitalization of certain expenses, interest and exchange losses for book purposes and timing differences for certain items that are reported in different periods for financial reporting and tax purposes.

The components of deferred tax assets and liabilities are comprised of the following:

	December 31,
	2002		2003
Deferred revenue	Ps	233,524	Ps	3,270,746
Inventories		(155,127)		(167,504)
Property, furniture and equipment		(1,929)		29,064
Pre-operating expenses		(186,154)		343,346
Advance payments		(117,404)		(197,879)
Accrued expenses		288,884		180,738
Concession rights		(3,587,439)		(2,253,000)
Tax loss carry forwards		5,762,703		2,627,545

		2,237,058		3,833,056

Statutory income tax rate		34%		34%

Deferred tax asset		760,600		1,303,239
Valuation allowance		(760,600)		(1,303,239)

Net deferred tax	Ps	—	Ps	—

At December 31, 2003, the Company had the following combined tax loss carry forwards, which under the Mexican Income Tax Law (IT Law) are inflation-indexed through the date of utilization:

Year of expiration	Amount
2008	Ps	525,304
2009		899,193
2010		264,712
2011		751,086
2012		186,689
2013		561

	Ps	2,627,545

Asset tax

The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due.

Unefon incurred an asst tax of Ps1,502 and Ps802 in 2003 and 2002, respectively.

In 2003 and 2002, Operadora, Operadora SPC and Torres were not subject to asset tax.

Employees’ statutory profit sharing

Employees’ statutory profit sharing is determined by Servicios SPC at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law. For the year ended December 31, 2001, 2002 and 2003 Servicios determined an employee’ statutory profit sharing of Ps126, Ps127 and Ps222 (historical amount), respectively.

NOTE 15 - CONTINGENCIES:

a.	Midicel, a Mexican wireless telecommunications company, has commenced legal proceedings (“amparo”) in the Mexican Federal Ninth District Court for Administrative Matters, in order to nullify the granting of concessions for the use and exploitation of the bandwidths of frequencies of the radio-electric spectrum to seven telecommunication companies, including Unefon. Although Unefon has been successful in defending itself in similar disputes and litigation, Unefon cannot assure that it will be successful in defending claims of this nature in the future. Unefon’s Management believes that Midicel’s claims lack a legal basis for seeking the annulment of Unefon’s concessions.

b.	Servicios SPC, S. A. de C. V. (Servicios), a subsidiary of Unefon, is a defendant in a number of lawsuits arising from normal business operations, related to labor obligations. The claims at December 31, 2003 amounted to Ps8,746. Servicios’ attorneys consider that there is no significant contingency for Servicios, and therefore no provision has been recorded.

NOTE 16 - SEGMENT INFORMATION:

The Company evaluates its performance on a city-by-city basis. All of the cities provide substantially the same services to their customers. Summarized financial information concerning the Company’s reportable segments is shown in the following table (figures in this note are in millions of Mexican pesos of December 31, 2003 purchasing power).

Period from January 1, 2001 to December 31, 2001	Toluca		Acapulco		México		Others (2)		Total
Total net revenue	Ps	94	Ps	117	Ps	787	Ps	611	Ps	1,609
Segment costs and expenses (1)		(73)		(87)		(713)		(1,139)		(2,012)

Segment income (loss)	Ps	21	Ps	30	Ps	74	Ps	(528)		(403)

Unallocated costs, expenses and income										(756)

Net loss for the period									Ps	(1,159)

Period from January 1, 2002 to December 31, 2002	Toluca		Acapulco		México		Others (2)		Total
Total net revenue	Ps	153	Ps	184	Ps	1,603	Ps	1,219	Ps	3,159
Segment costs and expenses (1)		(71)		(82)		(750)		(1,596)		(2,499)

Segment income (loss)	Ps	82	Ps	102	Ps	853	Ps	(377)		660

Unallocated costs, expenses and income										(1,566)

Net loss for the period									Ps	(906)

Period from January 1, 2003 to December 31, 2003	Toluca		Acapulco		México		Others (2)		Total
Total net revenue	Ps	179	Ps	214	Ps	1,910	Ps	1,588	Ps	3,891
Segment costs and expenses (1)		(90)		(112)		(974)		(1,488)		(2,664)

Segment income	Ps	89	Ps	102	Ps	936	Ps	100		1,227

Unallocated costs, expenses and income										(2,355)

Net loss for the period									Ps	(1,128)

(1)	Does not include depreciation and amortization.
(2)	Includes the cities of Torreón, San Luis Potosí, Aguascalientes, Puebla, León, Guadalajara, Monterrey, Querétaro, Morelia, Tampico, Saltillo, Ciudad Juárez and Tuxtla Gutiérrez.

The Company does not report assets by segment.

NOTE 17 - SUBSEQUENT EVENT:

On March 9, 2004, Operadora signed a syndicated loan agreement with Banco Inbursa, S. A. (Banco Inbursa) and Banco Azteca, S. A. (Banco Azteca) in the amount of Ps640,000, for liabilities and working capital, with the following characteristics:

Bank	Amount		Interest rate	Expiration
Banco Inbursa	Ps	500,000	11.35%	February 28, 2006
Banco Azteca		140,000	11.35%	February 28, 2006

NOTE 18 - RECONCILIATION OF DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10 “Recognition of the Effects of Inflation on Financial Information”. The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation for both Mexican and US accounting purposes. Therefore, the following reconciliation to US GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and US GAAP are summarized in the following pages with an explanation, where appropriate, of the effects on consolidated results of operations and stockholders’ equity. The various reconciling items are presented net of any price level gain (loss).

A. Restatement

During 2003, the Company changed the amounts previously reported for advertising cost. The change was made to adjust the advertising expenses for US GAAP purposes based on the revised estimates that reflect the cost per GRP. The original expense recognition was based on a cost per GRP assuming the maximum amount that would be paid under the agreement based on 3% of the Company’s gross revenue, or US$ 200 million (this would equate to gross revenue of approximately pesos 75 billion over the contract period using December 31, 2003 exchange rates.) Based on the information that was available these estimate gross revenues exceeded the amount that the Company considered to be probable and should not have been used to estimate the cost of the GRP. The restated amounts reflect management’s best estimate of the cost of the GRP.

	As of and for the year ended December 31,
	2001	2002

US GAAP net loss as previously reported	(Ps1,224,273)	(Ps 761,886)
Adjustment to advertising cost	163,670	56,247

Net loss as adjusted	(Ps1,060,603)	(Ps 705,639)

Loss per share as reported	(Ps 0.487)	(Ps 0.303)

Loss per share as adjusted	(Ps 0.421)	(Ps 0.280)

US GAAP stockholders’ equity as previously reported	Ps 3,349,447	Ps2,587,561
Adjustment to advertising cost, current year	163,670	56,247
Adjustment to advertising cost of prior years	134,627	298,297

Stockholder equity as adjusted	Ps 3,647,447	Ps2,942,105

B. Reconciliation

a. Reconciliation of consolidated results of operations:

	Sub-note reference	Year ended December 31,
		2001		2002		2003
Net loss under Mexican GAAP		Ps	(1,158,964)	Ps	(906,371)	Ps	(1,128,137)
Revenue recognition:
- Sales of handsets and service revenue	i.		8,932		(3,523)		28,365
- Operating and distribution fee			14,450		—		—
Capitalized comprehensive financing cost - Net	ii.		115,444		83,238		49,413
Advertising costs	iii.		(48,950)		41,710		36,385
Pre-operating expenses	iv.		70,169		79,307		603,448
Stock based compensation	ix.		(61,684)		—
Sale of IRU capacity	vii						15,672
Impairment of long lived assets	v.						(193,741)

Net loss under US GAAP		Ps	(1,060,603)	Ps	(705,639)	Ps	(588,595)

Basic and diluted net loss per share		Ps	(0.421)	Ps	(0.280)	Ps	(0.233)

Weighted average number of shares outstanding (thousands)			2,516,129		2,516,129		2,516,129

b. Reconciliation of stockholders’ equity:

	Sub-note reference	Year ended December 31,
		2001	2002	2003
Balance under Mexican GAAP		Ps 3,467,987	Ps 2,561,616	Ps 1,433,479
Revenue recognition:
- Sales of handsets and service revenue	i.	(12,674)	(16,197)	12,168
Capitalized comprehensive financing cost - Net	ii.	1,016,262	1,099,500	1,148,913
Advertising costs	iii.	(141,076)	(99,366)	(62,981)
Pre-operating expenses	iv.	(682,755)	(603,448)	—
Sale of IRU capacity	vii.			15,672
Impairment of long lived assets	v.			(193,741)

Balance under US GAAP		Ps 3,647,744	Ps 2,942,105	Ps 2,353,510

c.	An analysis of the changes in stockholders’ equity under US GAAP is as follows:

	2001		2002		2003
Balance at beginning of the year	Ps	4,646,663	Ps	3,647,744	Ps	2,942,105
Net loss		(1,060,603)		(705,639)		(588,595)
Stock based compensation		125,300		31,277		91,812
Stock option plan dividends		(63,616)		(31,277)		(91,812)

Balance at end of the year	Ps	3,647,744	Ps	2,942,105	Ps	2,353,510

d.	Significant differences between US GAAP and Mexican GAAP:

i.	Revenue recognition

Sales of handsets and service revenue -

Under Mexican GAAP, revenue from the sale of handsets is recognized when the equipment is delivered to distributors and when the legal title to the handsets passes. Since the Company has effective control over the pricing and marketing of the handsets sold to the ultimate customers and provides the distributors with a guaranteed margin on the sale of the handsets, revenue, for US GAAP purposes, is recognized upon the sale of the handsets to the ultimate customer and customer activation. Based on interpretations of Staff Accounting Bulletin No. 104 provided by the SEC staff the Company considers that the sale of handsets and free wireless service offered on customer service activation represents a multiple-element arrangement that involves product sale and a future service contract for US GAAP purposes.

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

Provided below is a summary of revenue on the sale of handsets, service revenue and cost of handsets under Mexican and US GAAP as of and for the years ended December 31, 2001, 2002 and 2003.

	December 31, 2001
	Mexican GAAP		US GAAP		Difference
Results of operations:
Service revenue	Ps	631,894	Ps	677,085	Ps	45,191
Revenue on sale of handsets - Net		415,986		386,214		(29,772)
Cost of handsets		(909,118)		(915,605)		(6,487)

Net income	Ps	138,762	Ps	147,694	Ps	8,932

	December 31, 2002
	Mexican GAAP		US GAAP		Difference
Results of operations:
Service revenue	Ps	1,586,080	Ps	1,600,880	Ps	14,800
Revenue on sale of handsets - Net		443,745		458,976		15,231
Cost of handsets		(926,550)		(960,104)		(33,554)

Net income	Ps	1,103,275	Ps	1,099,752	Ps	(3,523)

	December 31, 2003
	Mexican GAAP		US GAAP		Difference
Results of operations:
Service revenue	Ps	1,943,560	Ps	1,963,382	Ps	19,822
Revenue on sale of handsets - Net		438,291		417,248		(21,043)
Cost of handsets		(1,005,393)		(975,807)		29,586

Net loss	Ps	1,376,458	Ps	1,404,823	Ps	28,365

ii.	Comprehensive financing cost - net

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

Under Mexican GAAP, the monetary gain and foreign exchange loss or gain on U.S. dollar borrowings is included in determining the financing cost that is capitalized. Under US GAAP, only the actual interest on U.S. dollar borrowing can be capitalized.

Provided below is a summary of capitalized comprehensive financing cost - net under Mexican and US GAAP:

	At December 31,
	2001		2002		2003
Mexican GAAP:
Capitalized interest on fixed assets and concessions	Ps	271,035	Ps	293,920	Ps	246,766
Capitalized exchange loss on fixed assets		20,431		55,694		46,782
Capitalized net monetary gain on fixed assets and concessions		(773,412)		(788,690)		(783,696)

		(481,946)		(439,076)		(490,148)
Depreciation and amortization		17,975		23,877		25,536

Net capitalized comprehensive financing costs under Mexican GAAP		(463,971)		(415,199)		(464,612)

US GAAP:
Capitalized interest on fixed assets and concessions		599,163		718,132		718,132
Depreciation and amortization		(46,872)		(33,831)		(33,831)

Net capitalized interest under US GAAP		552,291		684,301		684,301

Net adjustment	Ps	(1,016,262)	Ps	(1,099,500)	Ps	1,148,913

iii.	Advertising costs

Under both Mexican and US GAAP, television advertising costs related to the TV Azteca agreement are expensed when the airtime is used. Under Mexican GAAP, television advertising costs are expensed in accordance with the rates established in the advertising agreement, while under US GAAP advertising costs are accrued in such a manner so to result in a constant periodic rate per gross rating point. A cost per GRP consumed is calculated based upon the total advertising expenses and GRPs to be consumed over the agreement’s life.

	December 31,
	2001	2002	2003
Advertising cost under Mexican GAAP	$72,789	$83,547	$120,418
Advertising cost under US GAAP	(121,739)	(41,837)	(84,033)

Net adjustment	$(48,950)	$(41,710)	$(36,385)

iv.	Pre-operating expenses

According to Mexican GAAP, expenses incurred during the pre-operating stage are capitalized, while under US GAAP, they are expensed when incurred. During 2003, the Company wrote off its pre-operating costs for Mexican GAAP purposes.

v.	Impairment of long lived assets

Unefon evaluates potential impairment loss relating to long-lived assets by comparing their unamortized carrying amounts with the undiscounted future expected cash flows (without interest charges) generated by the assets over the remaining life of the assets. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Testing whether an asset is impaired and for measuring the impairment loss is performed for asset groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Upon adoption of bulletin C-15 Mexican GAAP requires the impairment of long lived assets to be recorded outside of operations. Under U.S. GAAP any impairment of long lived assets is required to be recorded within operations. A difference exists between the impairment recorded under Mexican and U.S. GAAP (1) because Mexican GAAP uses future cash flows discounted to present value while U.S. GAAP first compares undiscounted cash flows with the carrying value of the assets and (2) due to the difference in the book value of fixed assets under Mexican and U.S. GAAP (See ii above).

vi.	Sales commissions

Mexican GAAP allows sales commissions paid to distributors of the Company to be presented as part of the operating expenses in the income statement. For U.S. GAAP purposes, in accordance with EITF 01-9 “Accounting for Consideration given by a Vendor to a Customer” commissions were recorded as a reduction of revenue (Ps. 34,708, Ps. 57,554 and Ps. 19,410 for the years ended December 31, 2001, 2002 and 2003, respectively).

vii	Accounting for the IRU of capacity

Under both Mexican GAAP and U.S. GAAP the IRU of capacity sold to DIPSA is accounted for as a service contract with revenue recorded over the services are provided. However, Mexican GAAP allows revenue to be recorded proportional to the early expiration of early cancellation penalties while U.S. GAAP requires revenue to be recognized ratably over the period services are rendered.

viii.	Deferred income tax

Effective January 1, 2000, the Company adopted the provisions of the revised Bulletin D-4 “Accounting treatment of Income Tax, Asset Tax and Employee Profit Sharing”, for Mexican GAAP purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income taxes in accordance with U.S. GAAP SFAS 109 “Accounting for Income Taxes”.

The income tax effects of significant items comprising the Company’s net deferred tax assets and liabilities under US GAAP are as shown:

	December 31,
	2001		2002		2003
Deferred income tax assets:
Current:
Deferred cost/revenue - Net	Ps	3,037	Ps	1,198	Ps	1,097,543
Accrued expenses		5,705		85,636		(93,591)

		8,742		86,834		1,003,952

Non current:
Property, furniture and equipment	Ps	166,960	Ps	154,317	Ps	119,316
Tax loss carryforwards		1,858,975		1,959,319		893,364

		2,025,935		2,113,636		1,012,680

Deferred income tax liabilities:
Current:
Inventories	Ps	(48,673)	Ps	(52,743)	Ps	(56,951)
Advance payments		(63,088)		(21,206)		(38,315)

		(111,761)		(73,949)		(95,266)

Non current:
Concessions and capitalized interest		(1,832,483)		(2,098,708)		(1,182,685)

		(1,832,483)		(2,098,708)		(1,182,685)

Net deferred IT assets before valuation allowance		90,433		27,813		738,681
Valuation allowance		(90,433)		(27,813)		(738,681)

Net deferred tax	Ps		Ps		Ps

The Company utilized a significant portion of their tax loss carryforwards during the year to offset the taxable income generated by the cash received from Telcel under the IRU agreement as further discussed in note 11. The IRU transaction was not contemplated during 2002 and therefore there was a full valuation allowance recorded at December 31, 2002.

The following table provides an analysis of the principal difference between IT computed at the statutory rate and the Company’s IT provision for the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,
	2001		2002		2003
Loss before deferred IT	Ps	(1,060,603)	Ps	(705,639)	Ps	(588,595)

IT benefit at statutory rate	Ps	371,211	Ps	239,917	Ps	200,120
Add (deduct):
Differences between comprehensive financing cost - Net of inflationary gains or losses		(249,191)		(332,539)		48,349
Deferred income						1,107,008
Non deductible expenses		(2,494)		(2,297)		(511,186)
Others		(49,286)		32,299		(133,425)
Change in valuation reserve		(70,240)		62,620		(710,868)

		(371,211)		(239,917)		(200,122)
Income tax expense	Ps	—	Ps	—	Ps

ix.	Stock based compensation

Under Mexican GAAP, stock options granted are recorded only when exercised by crediting capital stock for cash received. For US GAAP purposes, options granted to employees at exercise prices below the market price at the measurement date result in non-cash compensation costs over the vesting period as determined under Accounting Principles Board Opinion No. 25 “Accounting for stock issued to Employees” (“APB 25”). Under the terms of APB 25, compensation costs is the excess, if any, of the market price of the stock at the grant date, over the amount the employee must pay to acquire the stock.

Options granted to non-employees of the Company, but employees of the Company within the same controlling group will be accounted as dividends to the controlling entity under US GAAP based on the fair value of the options at the date of grant as determined under SFAS No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”). In accordance with SFAS 123, compensation expense for stock options granted to non-employees was determined based on fair value using the Back Scholes valuation model.

The Company recorded compensation expense for Ps61,684 and dividends to the controlling entities for Ps63,616 in the year ended December 31, 2001. In 2002 and 2003, the quoted market price of the stock at the measurement dates were lower than the exercise prices and accordingly the Company did not recognize compensation cost for these options granted to employees. The Company recorded dividends to the controlling entities for Ps31,277 and Ps 91,812 during the years ended December 31, 2002 and 2003, respectively.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company has elected to continue to account for its stock based compensation in accordance with the provision of APB 25 as interpreted by FIN 44.

x.	Earnings per share (“EPS”)

Under Mexican GAAP, diluted EPS is not required for companies with operating and net losses. Under US GAAP, fully diluted EPS will reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the earnings of the entity. At December 31, 2001, 2002 and 2003 there were no outstanding dilutive securities.

xi.	Comprehensive loss

Comprehensive loss determined in accordance with SFAS No. 130 “Reporting Comprehensive Income” includes certain changes to stockholder’ equity not affecting net income (loss) and not related to capital payments, dividend payments or similar transactions with the shareholders. The comprehensive loss for the Company is equal to the net loss, as there are no items of comprehensive loss for the years presented under US GAAP other than the net loss.

xii.	Effect of recently issued accounting standards as they relate to the Company

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003 the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

xiii.	Long term financing from Nortel

As discussed in Note 10, for Mexican GAAP purposes the balance of the long term financing with Nortel as of December 31, 2002 has been included as a long-term liability in the consolidated balance sheet. For US GAAP purposes, current classification is required when the debtor is in violation of a provision of a debt agreement at the balance sheet date and the violation makes the obligation callable within one year from the balance sheet date. Thus, at December 31, 2002, the total indebtedness to Nortel for $3,424,521 is considered as current for US GAAP purposes.

xiv.	Cash flow information

Under US GAAP, a statement of cash flows is prepared based on the provisions of FAS No. 95 “Statement of Cash Flows” in lieu of a statement of changes in financial position under Mexican GAAP. FAS No. 95 establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash items. This statement does not provide specific guidance for the preparation of cash flows statements for price level adjusted financial statements. Cash flows from operating, investing and financing activities have been adjusted for the effects of inflation on monetary items.

The condensed consolidated statement of cash flows prepared under US GAAP is as follows:

	Year ended December 31,
	2001		2002		2003
Cash flows from operating activities:

Net loss under US GAAP	Ps	(1,060,603)	Ps	(765,639)	Ps	(588,595)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Impairment of long lived assets						908,541
Spin off effect on concessions						697,030
Accounts payable to stockholders						(723,266)
Interest accrued since August 16 to December 31, 2002 of Nortel Networks Corporation debt				88,035
Stock base compensation		61,684
Depreciation and amortization		450,302		725,645		705,598
Monetary gain relating to financing activities		(174,638)		(208,133)

		(723,255)		(100,092)		999,308

Changes in operation assets and liabilities:
Deferred revenue						3,025,238
Restricted cash		(17,625)		5,324		165,824
Accounts receivable		(108,790)		(98,883)		(20,614)
Recoverable value added tax		(50,356)		79,653		13,104
Related parties		392,185		336,985		553,648
Handset inventories		29,175		(16,057)		(12,377)
Net changes in other assets, accounts payable and accrued expenses		666,334		345,053		(796,689)

Net cash flows provided by operating activities		187,668		551,983		3,927,442

Cash flows from investing activities:

Acquisition of property furniture and equipment		(1,229,999)		(426,860)		(412,959)
Capitalized interest in concession rights		(46,910)		(33,205)

Net cash flows used in investing activities		(1,276,909)		(460,065)		(412,959)

Cash flows from financing activities:

Proceeds from payments on bank loans		483,753		(152,828)		(194,947)
Proceeds from financing from Nortel		155,603		136,717
Payments under financing from Nortel		(27,524)				(3,424,521)

Net cash flows provided by (used in) financing activities		611,832		(16,111)		(3,619,468)

Effect of inflation in cash		29,496		7,578		8,092

Increase (decrease) in cash and cash equivalents		(447,913)		83,385		(96,890)

Cash and cash equivalents at beginning of period		584,067		128,576		203,869

Cash and cash equivalents at end of period	Ps	136,154	Ps	211,961	Ps	106,979

Supplemental cash flows disclosure:

Cash paid during the year for interest	Ps	402,739	Ps	166,139	Ps	—

Other non-cash activities:

Capital reduction payable to stockholders	Ps	—	Ps	—	Ps	723,265

Construction in process - Nortel	Ps	720,660	Ps	—	Ps	—

Pre-paid political risk insurance	Ps	20,278	Ps	33,572	Ps

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, July 15, 2004

To the Stockholders of

Cosmofrecuencias, S. A. de C. V. and subsidiaries

1.	We have audited the accompanying consolidated balance sheet of Cosmofrecuencias, S. A. de C. V. and subsidiaries as of December 31, 2003, and the related consolidated statements of results of operations, of changes in stockholders’ equity and of changes in financial position for the year ended December 31, 2003, expressed in constant pesos of December 31, 2003 purchasing power. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2.	We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	During the year ended December 31, 2003, the Company recorded a charge of Ps444 million, for the impairment of long-lived assets (Notes 4 and 5 to the consolidated financial statements) upon the early adoption of a new standard. Under the standard, adoption is required on January 1, 2004 and early adoption is permitted.

4.	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosmofrecuencias, S. A. de C. V. and its subsidiaries at December 31, 2003, and the consolidated results of their operations, their changes in consolidated stockholders’ equity and in their consolidated financial position for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

5.	Accounting principles generally accepted in Mexico differ in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 8 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ César A. Rosete Vela

César A. Rosete Vela
Audit Partner

COSMOFRECUENCIAS, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Mexican pesos of December 31, 2003 purchasing power)

	December 31,
	2002		2003		2003
	(unaudited)				Thousands of US dollars (*)
Assets:

CURRENT:
Cash and cash equivalents	Ps	103	Ps	1,997	US$	178
Accounts receivable (less allowance for doubtful accounts of $688 in 2003 and $698 in 2002)				1,137		101
Recoverable value added tax		5,386		12,134		1,080
Related parties (Note 5)		752,629		1,123		100
Inventories (Note 2c.)		22		4,978		443
Others				477		42

Total current assets		758,140		21,846		1,944

EQUIPMENT - Net (Note 3)				22,620		2,013

CONCESSION RIGHTS - Net (Note 4)				244,085		21,731

PRE-OPERATING EXPENSES		15

Total assets	Ps	758,155	Ps	288,551	US$	25,688

Liabilities:

CURRENT:
Deferred revenue			Ps	1,059	US$	95
Suppliers				1,420		126
Accounts payable and accrued expenses	Ps	7,379		7,114		633
Related parties (Note 5)		68,377		100,937		8,987

Total liabilities		75,756		110,530		9,841

STOCKHOLDERS’ EQUITY (Notes 1 and 6):

Capital stock		679,215		679,215		60,471
Premium on share subscription		46,079		46,079		4,102
Deficit		(42,895)		(547,273)		(48,726)

Total stockholders’ equity		682,399		178,021		15,847

Total liabilities and stockholder’s equity	Ps	758,155	Ps	288,551	US$	25,688

(*)	The US dollar figures represent the Mexican peso amounts as of December 31, 2003 expressed in pesos of December 31, 2003 purchasing power translated at the exchange rate of Ps11.232 per US dollar and are not covered by the Report of Independent Registered Public Accounting Firm.

The accompanying notes are and integral part of these consolidated financial statements.

COSMOFRECUENCIAS, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF RESULTS OF OPERATIONS

(Notes 1 and 5)

(Thousands of Mexican pesos of December 31, 2003 purchasing power)

	Year ended December 31,
	2001		2002		2003		2003
	(unaudited)						Thousands of US dollars (*)
Revenue:
Service revenue					Ps	4,381	US$	390
Sale of equipment						221		20
Other revenue	Ps	7,703	Ps	16,713		148		14

Total revenue		7,703		16,713		4,750		424

Costs and expenses:
Cost of:
Service						10,426		928
Sales		7,411	Ps	5,466		372		33
General expenses		39,811		12,402		23,084		2,055
Amortization of concession						10,921		971

Total cost and expenses		47,222		17,868		44,803		3,987

Operating loss		(39,519)		(1,155)		(40,053)		(3,563)

Comprehensive financing result:
Interest income - Net		(26,498)		(13,242)
Bank commissions		35
Exchange loss (gain) - Net		5				(408)		(36)
Loss on monetary position		14,949		28,466		17,820		1,586

		(11,509)		15,224		17,412		1,550

Other expenses - Net		2		1,554		2,211		197

Loss before the impairment of long-lived assets		(28,012)		(17,933)		(59,676)		(5,310)

Impairment of long-lived assets (Notes 4 and 5)						444,702		39,574

Net loss for the year	Ps	(28,012)	Ps	(17,933)	Ps	(504,378)	US$	(44,884)

(*)	The US dollar figures represent the Mexican peso amounts as of December 31, 2003 expressed in pesos of December 31, 2003 purchasing power translated at the exchange rate of Ps11.232 per US dollar and are not covered by the Report of Independent Registered Public Accounting Firm.

The accompanying notes are an integral part of these consolidated financial statements.

COSMOFRECUENCIAS, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Note 6)

(Thousands of Mexican pesos of December 31, 2003 purchasing power)

	Number of common shares outstanding	Capital stock		Premium on share subscription		Deficit		Total
	(thousands)
Balances at December 31, 2001 (unaudited)	305,320	Ps	353,187			Ps	(24,962)	Ps	328,225
Capital stock increase of June 30, 2002	305,270		326,028						326,028
Premium on share subscription				Ps	46,079				46,079
Comprehensive loss for the period							(17,933)		(17,933)

Balances at December 31, 2002 (unaudited)	610,590		679,215	Ps	46,079		(42,895)		682,399
Comprehensive loss for the period							(504,378)		(504,378)

Balances at December 31, 2003	610,590	Ps	679,215	Ps	46,079	Ps	(547,273)		Ps 178,021

The accompanying notes are an integral part of these consolidated financial statements.

COSMOFRECUENCIAS, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Thousands of Mexican pesos of December 31, 2003 purchasing power)

	Year ended December 31,
	2001		2002		2003		2003
	(unaudited)						Thousands of US dollars (*)
Operating activities:

Net loss for the period	Ps	(28,012)	Ps	(17,933)	Ps	(504,378)	US$	(44,884)

Adjustments to reconcile net loss to resources (used in) provided by operating activities:
Impairment of long lived assets						444,702		39,592
Depreciation and amortization						13,895		1,237

		(28,012)		(17,933)		(45,781)		(4,055)
Changes in operating assets and liabilities:

Net change in accounts receivable, accounts payable and accrued expenses		27,951		(354,179)		772,962		68,818

Resources (used in) provided by operating activities		(61)		(372,112)		727,181		64,763

Financing activities:

Contribution of capital stock				326,027
Premium from subscription of shares				46,079

Resources provided by financing activities				372,106

Investing activities:

Acquisition of equipment -Net						(25,578)		(2,276)
Concession						(699,709)		(62,296)

Resources used in investing activities						(725,287)		(64,572)

Net increase in cash and cash equivalents		(61)		(6)		1,894		191
Cash and cash equivalents, beginning of the year		170		109		103		9

Cash and cash equivalents, end of the year	Ps	109	Ps	103	Ps	1,997	US$	200

(*)	The US dollar figures represent the Mexican peso amounts as of December 31, 2003 expressed in pesos of December 31, 2003 purchasing power translated at the exchange rate of Ps11.232 per US dollar and are not covered by the Report of Independent Registered Public Accounting Firm.

The accompanying notes are an integral part of these consolidated financial statements.

COSMOFRECUENCIAS, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

(Thousands of Mexican pesos of December 31, 2003 purchasing power)

NOTE 1- THE COMPANY:

Cosmofrecuencias, S. A. de C. V. (“Cosmofrecuencias” or the “Company”) was incorporated under the laws of Mexico on August 28, 2000.

Cosmofrecuencias is a holding company, with no material assets or operations other than its investment in its subsidiaries described below:

Company	Operating activity	% of participation
		Direct
Telefrecuencias, S. A. de C. V. (“Telefrecuencias”)	Not operating	98%

Transmisiones y Frecuencias, S. A. de C. V. (“Transmisiones”)	(In pre-operating stage)	98%

Cosmotransmisiones y Frecuencias, S. A. de C. V. (“Cosmotransmisiones”)	(In pre-operating stage)	98%

Operadora de Comunicaciones, S. A. de C. V. (“OpComunicaciones”)	Concessionaire of frequencies to provide capacity to install point to point microwave	99.9%

Unefrecuencias, S. A. de C. V. (“Unefrecuencias”)	Concessionaire of frequencies to provide capacity to install point to point microwave links	99.7%

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company’s consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in Mexico (“Mexican GAAP”). Mexican GAAP requires that the financial statements be expressed in constant pesos of purchasing power as of the date of the most recent balance sheet presented, in this case, December 31, 2003, based on factors derived from the National Consumer Price Index (“NCPI”) issued by the Banco de México.

Following is a summary of the most significant accounting policies followed by the Company in preparing its consolidated financial statements:

a. Basis of consolidation

The Company consolidates all of its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

b. Cash and cash equivalents

Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, plus interest earned during the period.

c. Inventories

Inventories are stated at the lower of replacement cost or market, and have been valuated using the average cost method.

d. Communications equipment

Communications equipment are expressed at restated value determined by applying factors derived from the NCPI to acquisition costs. Depreciation is calculated using the straight-line method, based on the estimated useful lives of the assets (see Note 3).

Cosmofrecuencias evaluates potential impairment loss relating to long-lived assets by comparing their unamortized carrying amounts with the discounted future expected cash flows (without interest charges) generated by the assets over the remaining life of the assets. If the sum of the expected future discounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Testing whether an asset is impaired and for measuring the impairment loss is performed for asset groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

e. Concession rights

Concession rights are expressed at restated value determined by applying factors derived from the NCPI to acquisition costs which include capitalized comprehensive financing costs. Amortization is calculated using the straight-line method based on the estimated useful life, starting from the date on which the services commence in the cities in which the Company operates.

Cosmofrecuencias evaluates potential impairment loss relating to concession rights by comparing their unamortized carrying amounts with the discounted future expected cash flows (without interest charges) generated by the concession over the remaining life of the concession. If the sum of the expected future discounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Testing whether a concession right is impaired and for measuring the impairment loss is performed for asset groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

f. Deferred income tax

Income tax is recorded by the comprehensive assets and liability method, which consists of recognizing deferred income tax on all temporary differences between the book and tax values of assets and liabilities at the date of the financial statements (see Note 7).

g. Liabilities, provisions, contingent assets and liabilities and commitments

The company’s liabilities and liability provisions recognized in the balance sheet represent present obligations, the settlement of which will more likely than not require the use of economic resources. These provisions have been recorded, based on management’s best estimate of the amount needed to settle the present obligation; however, actual results could differ from the provisions recognized.

As from January 1, 2003, the Company adopted the guidelines of Statement C-9 issued by the MIPA, “Liabilities, provisions, contingent assets and liabilities and commitments” in effect as from January 1, 2003. This statement establishes general rules for valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as part of its normal operations.

Adoption of this standard did not have material effect on the company’s financial position or results of operations.

h. Capital stock and premium on share subscription

Capital stock is stated in terms of year-end purchasing power, and is determined by applying factors derived from the NCPI to the historical amounts. The premium on share subscription represents the difference between the payment for the shares subscribed and the nominal value of those shares, and is restated by applying NCPI factors. (See Note 6).

i. Loss on monetary position

The loss on monetary position shown in concession rights, communications equipment and results of operations represents the effects of inflation, measured in terms of the NCPI, on net monthly monetary assets and liabilities.

j. Comprehensive loss

The comprehensive loss for the Company is equal to the net loss, as there are no items of comprehensive loss for the years other than the net loss, and is restated on the basis of NCPI factors.

k. Revenue recognition

Service revenue is recognized when the related services are provided.

Revenue from the sale of equipment and accessories is recognized when the equipment is delivered to the client.

l. Fair value of financial instruments

The market value of cash and cash equivalents, accounts receivable and accounts payable closely approximates their book value due to the short-term maturity of the financial instruments.

m. Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements. Actual results could differ from those estimates.

n. New accounting principles

I.	In 2002, the MIPA issued Statement C-15 “Impairment in the Value of Long-lived Assets and Their Disposal”, which will be effective as of January 1, 2004, although early adoption is recommended.

This statement: i) provides criteria that allow the identification of situations showing evidence of deterioration in the value of long-lasting assets, both tangible and intangible; ii) defines the rule for calculating and recording of losses arising from the deterioration of assets and their reversion; iii) establishes the rules for presentation and disclosure of assets whose value has been impaired or impairment whose has reversed, and iv) provides rules for the presentation and disclosure of discontinued operations.

In accordance with the guidelines established in this statement, in 2003, impairment in the value of fixed assets and concession rights amounted to Ps444,702, disclosed as a single line item in the accompanying statement of operations.

II.	The MIPA issued new Statement C-12 “Financial instruments qualifying as liabilities, capital or both”. The guidelines contained in this statement are mandatory for periods commencing on or after January 1, 2004. However, early application of these guidelines is recommended.

This new statement established the most important differences between liabilities and stockholders’ equity, from the point of view of the issuer, as a base for properly identifying, classifying and recording, in the initial recognition, the liabilities and capital components of combined financial instrument.

Although this statement went into effect on January 1, 2004, it does not require restatement of prior year’s information, or recognition of an accumulated initial effect in the results for the period in which it is adopted, as established in the transitory paragraph therein. Thus the adoption of this statement will have no impact on the Company’s financial statements.

NOTE 3 - EQUIPMENT:

	December 31, 2003	Estimated useful life
		2003
Communications equipment	Ps 25,390	10
Others	2,797

	28,187
Accumulated depreciation	(5,567)

	Ps 22,620

NOTE 4 - CONCESSION RIGHTS:

On June 23, 1998 the Mexican Ministry of Communications and Transportation (“SCT”) granted in favor of Sistemas Profesionales de Comunicación, S. A. de C. V. (currently Operadora Unefon, S. A. de C. V. “OpUnefon”) a concession for the installation, operation and exploitation of a public telecommunications network (the “Network concession”). On September 27, 1999 the SCT granted in favor of OpUnefon 9 concessions, (for each of the 9 regions in which Mexico is dividend) each giving OpUnefon the right to use a bandwidth of 30 MHz (2 blocks of 15 MHz) in the 1.9 GHz frequency range (the “1.9 GHz concessions”). Also on September 27, 1999 the SCT granted in favor of OpUnefon 9 concessions, (for each of the 9 regions in which Mexico is divided) each giving OpUnefon the right to use a bandwidth of 50 MHz (2 blocks of 25 MHz) in the 3.4 GHz frequency range (the “3.4 GHz concessions”).

The 1.9 GHz and 3.4 GHz concessions allowed OpUnefon to exclusively use the frequency blocks for which it is licensed to provide the specific telecommunications services indicated. In the Network concession, which included i) wireless fixed or mobile local telephony services; ii) marketing of network capacity, and iii) access to videoconferencing, audio, video and data networks.

On December 1999 and January 2000, the SCT granted in favor of OpUnefon concessions for the use of a bandwidth of 112 MHz in both the 37.0-38.6 GHz frequency range (“the 38 GHz concessions”) and the 7.1-7.7 GHz frequency range (“the 7 GHz concession”). These concessions allowed OpUnefon to provide capacity to install point to point microwave links in each of the aforementioned frequency blocks.

OpUnefon’s concessions were granted for a period of twenty years and are renewable if certain requirements are complied.

Under the provisions of the 1995 Federal Telecommunications Law and the Foreign Investments Law, telecommunications concessions may only be granted to Mexican individuals or entities, in which foreign investment may not exceed 49% of the capital stock, or which are not controlled by foreign entities, excepts, in the case of concessions for cellular communication services, where foreign investment may exceed 49% of the capital stock if approved by the National Foreign Investments Commission.

Under the 1995 Federal Telecommunications Law, a concession may be terminated in the following cases: i) when the term expires; ii) when the concessionaire cancels the concession; iii) when the concession is terminated due to noncompliance with the terms of the concessions and applicable law; iv) expropriation, or v) when there is dissolution or bankruptcy of the concession holder.

On August 16, 2001 the stockholders of OpUnefon with the approval of the SCT, agreed to spin off part of the assets and liabilities pertaining to the 3.4 GHz concessions, the 38 GHz concessions and the 7 GHz concessions to three newly incorporated wholly owned subsidiaries of Unefon, S. A. de C. V. (“Unefon”): Operadora de Comunicaciones, S. A. de C. V. (“OpComunicaciones”), Frecuencia Móvil, S. A. de C. V. and Unefrecuencias, S. A. de C. V. (“Unefrecuencias”), respectively. As per the terms of the approval of the SCT, OpUnefon maintained the 1.9 GHz concessions and the Network concession. As a result, OpUnefon and OpComunicaciones submitted to the SCT a request for the granting of a network concession in favor of OpComunicaciones. The granting of such network concession is still pending.

At the June 30, 2002 Extraordinary Stockholder’s Meeting, the stockholders of Operadora de Comunicaciones, S. A. de C. V. and Unefrecuencias, S. A. de C. V., then related parties, agreed to a capital stock increase of Ps677,876 and Ps18,953, respectively. These capital stock increases were carried out by Cosmofrecuencias, with Unefon relinquishing its right to participate in these increases.

This capital stock increase required i) that authorization be obtained from the SCT; ii) that authorization be obtained from the SCT to modify paragraph one of clause five of the company’s by laws, and iii) that Nortel Networks de México, S. A. de C. V. return the provisory notes to the company, so that they can be used as payment in kind for the shares.

The above requirements were met on June 30, 2003.

Below is a breakdown of the concession rights.

	December 31, 2003
Concession for 3.4 GHz frequency (Note 1) (net of Ps279,075 of impairment in 2003)	Ps	149,751
Capitalized interest net of gain on monetary position (and net of Ps15,399 of impairment in 2003)		8,263
Effect of restatement (net of Ps155,814 of impairment in 2003)		88,392

		246,406

Less - accumulated amortization:
Concession for 3.4 GHz frequency (net of Ps17,730 of impairment in 2003)		9,438

		236,968

Concessions for 7.1 - 7.7 GHz frequencies (Note 1) (net of Ps9,351 of impairment in 2003)		5,383
Capitalized interest net of gain on monetary position (and net of Ps260 of impairment in 2003)		150
Effect of restatement (net of Ps2,533 of impairment in 2003)		1,584

		7,117

	Ps	244,085

Under the 3.4 GHz concession OpComunicaciones is subject to certain coverage commitments which consist on the requirement to cover a certain number of POPS for each of the nine regions (the coverage requirements for each region vary). Coverage commitment milestones are set for year 3 and year 5 of the concession term. Failure to comply with the coverage commitments can result in the termination of the 3.4 GHz concessions. In order for the SCT to terminate a concession for this cause, by law it is required to have previously imposed sanctions on the concessionaire on at least three prior times for non-compliance of its obligations under the concessions. As of this date, the SCT has neither imposed sanctions nor has it, to the knowledge of OpComunicaciones, started any sanction process, so as of this date, the conditions by which the SCT would be in a position to terminate such concessions have not been met. As of December 31, 2003, OpComunicaciones activities are limited to a commercial trial in Mexico City.

The Company early adopted the provisions of Statement C-15 “Impairment in Value of Long-lived Assets and their Disposal”, issued by the MIPA. In accordance with the guidelines established in this statement, the Company identified and generated recorded a Ps444,702 charge to results for the year, shown as a special item.

NOTE 5 - RELATED PARTY BALANCES AND TRANSACTIONS:

	December 31,
	2002		2003
	(unaudited)
Amounts receivable:

Unefon, S. A. de C. V. (“Unefon”)	Ps	723,630
Operadora		27,342
Telecosmo, S. A. de C. V.			Ps	1,123
Others		3,657

	Ps	752,629	Ps	1,123

Accounts payable:

Operadora	Ps	31,538	Ps	64,028
Elektra, S. A. de C. V. (“Elektra”)		33,669		32,468
Others		3,170		4,441

	Ps	68,377	Ps	100,937

The most important transactions with related parties are summarized as follows:

	For the year ended December 31,
	2001	2002	2003
	(unaudited)
Advisory services (1)	Ps—	Ps—	Ps	1,200

1. Advisory Services Agreement-Operadora

In January 2003, Frecuencia Movil entered into a one year agreement with Operadora under which Operadora agreed to provide Frecuencia Movil advisory services.

2. Current account agreement with Elektra

On January 3, 2001, Telefrecuencias signed an agreement with Elektra for an indefinite period, which regulates the single current account, with annual payments on December 31, each year. Under this agreement, once the contractual relation has ended, the debit balance determined must be covered.

3. Current account agreement with OpComunicaciones

On January 1, 2003, OpComunicaciones signed an agreement with OpUnefon, which regulates the single current account, with annual payments on December 31 each year. Under this agreement once the contractual relation has ended, the debit balance determined must be covered.

NOTE 6 - STOCKHOLDERS’ EQUITY:

At December 31, 2003 the capital stock is variable with a fixed minimum of Ps50,000 (historical) and unlimited maximum. The capital stock is composed of Series “A” common shares, ordinary, no par value as shown as follows:

	December 31, 2003
Stockholder	Number of shares (thousands)	Amount
TV Azteca, S. A. de C. V.	305,295	Ps	305,295
Moisés Saba Masri	25		25
Grupo Corporativo Accionario, S. A. de C. V.	305,270		305,270

Total	610,590		610,590

Restatement increment			68,625

		Ps	679,215

At December 31, 2003, the company has lost more than two thirds of its nominal value capital stock. This is a legal cause of dissolution, which any interested party may request be declared by the courts. However, the principal shareholder has expressed its intention to support the company financially so as to allow it to continue in operation as a going concern.

In the event of a capital reduction, the excess of stockholders’ equity over capital contributions is subject to a tax equivalent to 49.25% and 47.06%, if paid in 2004 or 2005, respectively.

NOTE 7 - TAX MATTERS:

Income tax (“IT”)

Cosmofrecuencias and its subsidiaries do not consolidate for tax purposes.

For the year ended December 31, 2001, 2002 and 2003, Cosmofrecuencias determined a combined loss for tax purposes of Ps66,125, Ps41,322 and Ps67,576, respectively, which can be offset against future income, and restated by applying factors derived from the NCPI.

The difference between book and tax results is mainly due to effects of inflation; non-deductible expense; the difference between book and tax depreciation and amortization, capitalization of certain expenses, interest and exchange losses for book purposes and timing differences for certain items that are reported in different periods for financial reporting and tax purposes.

The components of deferred tax assets and liabilities are comprised of the following:

	December 31,
	2002		2003
	(unaudited)
Deferred income			Ps	1,059
Inventories	Ps	(22)		(4,977)
Uncollectible accounts				688
Tax loss carry forwards		41,322		66,125

		41,300		62,895

Statutory income tax rate		35%		34%

Deferred tax asset		14,455		21,384
Valuation allowance		(14,455)		(21,384)

Net deferred tax	Ps		Ps

At December 31, 2003, the Company had the following combined tax loss carry forwards, which under the Mexican Income Tax Law (IT Law) are inflation-indexed through the date of utilization:

Year of expiration	Amount
2011	Ps	24,171
2012		20,173
2013		21,781

	Ps	66,125

Asset tax

The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due.

In 2003 and 2002, the Companies of Grupo Cosmofrecuencias were not subject to asset tax.

NOTE 8 - RECONCILIATION OF DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10 “Recognition of the Effects of Inflation on Financial Information”. The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation for both Mexican and US accounting purposes. Therefore, the following reconciliation to US GAAP does not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and US GAAP are summarized in the following pages with an explanation, where appropriate, of the effects on consolidated results of operations and stockholders’ equity. The various reconciling items are presented net of any price level gain (loss).

a.	Reconciliation of consolidated results of operations:

	Sub-note reference	Year ended December 31,
		2001		2002		2003
		(unaudited)
Net loss under Mexican GAAP		Ps	(28,012)	Ps	(17,933)	Ps	(504,378)
Amortization							(5,138)
Pre-operating expenses	i.		(8)		(15)		23
Capitalized comprehensive financing cost-net	ii.						80,508
Impairment of long lived assets	iii.						(67,479)

Net loss under US GAAP		Ps	(28,020)	Ps	(17,948)	Ps	(496,464)

b.	Reconciliation of stockholders’ equity:

		Year ended December 31,
	Sub-note reference	2001		2002		2003
		(unaudited)
Balance under Mexican GAAP		Ps	328,225	Ps	682,399	Ps	178,021
Capitalized comprehensive financing cost	ii.						80,508
Depreciation and amortization							(5,138)
Pre-operating expenses			(8)		(23)
Impairment of long lived assets	ii.						(67,479)

Balance under US GAAP		Ps	328,217	Ps	682,376	Ps	185,912

c.	An analysis of the changes in stockholders’ equity under US GAAP is as follows:

	2001		2002		2003
	(unaudited)
Balance at beginning of the year	Ps	356,237	Ps	328,217	Ps	682,376
Capital stock increase of June 30, 2002				326,028
Premium on share subscription				46,079
Net loss		(28,020)		(17,948)		(496,464)

Balance at end of the year	Ps	328,217	Ps	682,376	Ps	185,912

d.	Significant differences between US GAAP and Mexican GAAP:

i.	Pre-operating expenses

According to Mexican GAAP, expenses incurred during the pre-operating stage are capitalized, while under US GAAP, they are expensed when incurred. During 2003, the Company wrote off its pre-operating costs for Mexican GAAP purposes.

ii.	Comprehensive financing cost-net

Net monetary gain

Under Mexican GAAP, the Company capitalized loss on monetary position. Under US GAAP, the loss on monetary position may not be capitalized, and consequently under US GAAP the Company must recognize an additional amortization expense.

Provided below is a summary of capitalized comprehensive financing cost-net under Mexican and US GAAP:

	At December 31, 2003
Mexican GAAP:
Capitalized net monetary gain on and concessions	Ps	(85,539)

Amortization		5,031

Net capitalized comprehensive financing costs under Mexican GAAP		80,508

US GAAP:
Net capitalized interest under US GAAP		—

Net adjustment	Ps	80,508

iii.	Impairment of long lived assets

Unefon evaluates potential impairment loss relating to long-lived assets by comparing their unamortized carrying amounts with the undiscounted future expected cash flows (without interest charges) generated by the assets over the remaining life of the assets. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Testing whether an asset is impaired and for measuring the impairment loss is performed for asset groupings at the lowest level for which there are identifiable cash flows that are largerly independent of the cash flows generated by other asset groups.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Upon adoption of bulletin C-15 Mexican GAAP requires the impairment of long lived assets to be recorded outside of operations. Under U.S. GAAP any impairment of long lived assets is required to be recorded within operations. A difference exists between the impairment recorded under Mexican and U.S. GAAP (1) because Mexican GAAP uses future cash flows discounted to present value while U.S. GAAP first compares undiscounted cash flows with the carrying value of the assets and (2) due to the difference in the book value of fixed assets under Mexican and U.S. GAAP (See ii above).

iv.	Deferred income tax

Effective January 1, 2000, the Company adopted the provisions of the revised Bulletin D-4 “Accounting treatment of Income Tax, Asset Tax and Employee Profit Sharing”, for Mexican GAAP purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income taxes in accordance with U.S. GAAP SFAS 109 “Accounting for Income Taxes”.

	December 31,
	2001		2002		2003
	(unaudited)
Deferred income tax assets:

Current:
Deferred cost/revenue - Net					Ps	1,059
Allowance for bad debts						688
Tax loss carryforwards	Ps	25,063	Ps	41,322		67,576

		25,063		41,322		69,323

Deferred income tax liabilities:

Current:
Inventories	Ps	(23)	Ps	(22)	Ps	(4,977)
Prepaid expenses		(1,096)

		(1,119)		(22)		(4,977)

		23,944		41,300		64,346

Applicable income tax rate		35%		35%		34%

Net deferred IT assets before valuation allowance		8,380		14,455		21,878
Valuation allowance		(8,380)		(14,455)		(21,878)

Net deferred tax	Ps		Ps		Ps

v.	Comprehensive loss

Comprehensive loss determined in accordance with SFAS No. 130 “Reporting Comprehensive Income” includes certain changes to stockholder’ equity not affecting net income (loss) and not related to capital payments, dividend payments or similar transactions with the shareholders. The comprehensive loss for the Company is equal to the net loss, as there are no items of comprehensive loss for the years presented under US GAAP other than the net loss.

vi.	Effect of recently issued accounting standards as they relate to the Company

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003 the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

In February 2003, the FASB issued Emerging Issues Task Force 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting. If the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units based on their relative fair values. Applicable revenue recognition criteria should be considered separately for each unit. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 on January 1, 2004 did not have a material impact on our financial position or results of operations.

vii.	Cash flow information

Under US GAAP, a statement of cash flows is prepared based on the provisions of FAS No. 95 “Statement of Cash Flows” in lieu of a statement of changes in financial position under Mexican GAAP. FAS No. 95 establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash items. This statement does not provide specific guidance for the preparation of cash flows statements for price level adjusted financial statements. Cash flows from operating, investing and financing activities have been adjusted for the effects of inflation on monetary items.

The condensed consolidated statement of cash flows prepared under US GAAP is as follows:

	Year ended December 31,
	2001		2002		2003
	(unaudited)
Cash flows from operating activities:

Net loss under USGAAP	Ps	(28,020)	Ps	(17,948)	Ps	(496,464)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Impairment of long lived assets						512,181
Depreciation and amortization						19,019

		(28,020)		(17,948)		34,736

Changes in operation assets and liabilities:
Accounts receivable		(7,121)		1,743		(1,137)
Related parties		31,354		(359,275)		752,184
Inventories		(23)		1		(4,956)
Net changes in other assets, accounts payable and accrued expenses		3,749		3,366		26,862

Net cash flows provided by operating activities		(61)		(372,113)		807,689

Cash flows from investing activities:

Fixed assets						(25,579)
Concession rights						(780,217)

Net cash flows used in investing activities						(805,796)

Cash flows from financing activities:

Capital stock				326,028
Premium on share subscription				46,079

Net cash flows provided by (used in) financing activities				372,107

Effect of inflation in cash		9		5		4

Increase (decrease) in cash and cash equivalents		(52)		(1)		1,897

Cash and cash equivalents at beginning of period		161		104		99

Cash and cash equivalents at end of period	Ps	109	Ps	103	Ps	1,996